UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

REFERENCE FORM

In accordance with Annex 24 of CVM Instruction No. 480
of December 7, 2009 "CVM 480".

May / 2013

Bradesco

Bradesco | 70 anos

Summary
1. RESPONSIBILITY FOR THE FORM	6
DECLARATION AND IDENTIFICATION OF PERSONS RESPONSIBLE	6
2. INDEPENDENT AUDITORS	7
2.1/2.2 - AUDITORS – IDENTIFICATION AND COMPENSATION	7
2.3 - OTHER MATERIAL INFORMATION	8
3. SELECTED FINANCIAL INFORMATION	9
3.1 - FINANCIAL INFORMATION – CONSOLIDATED	9
3.2 - NON-ACCOUNTING METRICS	9
3.3 - EVENTS SUBSEQUENT TO THE MOST RECENT FINANCIAL STATEMENTS	9
3.4 - POLICY FOR ALLOCATION OF EARNINGS	10
3.5 - DISTRIBUTION OF DIVIDENDS AND RETENTION OF NET INCOME	11
3.6 - DECLARATION OF DIVIDENDS CHARGED TO THE RETAINED EARNINGS ACCOUNT OR RESERVES	13
3.7 - LEVEL OF INDEBTEDNESS	13
3.8 - OBLIGATIONS BY NATURE AND DUE DATE	13
3.9 - OTHER MATERIAL INFORMATION	14
4. RISK FACTORS	15
4.1 - DESCRIPTION OF RISK FACTORS	15
4.2 - COMMENTS ON EXPECTED ALTERATIONS OF EXPOSURE TO RISK FACTORS	23
4.3 - NON-CONFIDENTIAL SIGNIFICANT JUDICIAL, ADMINISTRATIVE OR ARBITRATION PROCEEDINGS	23
4.4 - NON-CONFIDENTIAL JUDICIAL, ADMINISTRATIVE OR ARBITRATION PROCEEDINGS IN WHICH THE OTHER PARTIES ARE MANAGERS, FORMER MANAGERS, CONTROLLERS, FORMER CONTROLLERS, OR INVESTORS	29
4.5 - SIGNIFICANT CONFIDENTIAL CASES	29
4.6 - REPEATED OR RELATED SIGNIFICANT AND NON-CONFIDENTIAL JUDICIAL, ADMINISTRATIVE OR ARBITRATION PROCEEDINGS, AS A WHOLE	29
4.7 - OTHER MATERIAL CONTINGENCIES	29
4.8 - RULES OF THE COUNTRY OF ORIGIN OR COUNTRY IN WHICH SECURITIES ARE CUSTODIED	29
5. MARKET RISK	30
5.1 - DESCRIPTION OF PRINCIPAL MARKET RISKS	30
5.2 - DESCRIPTION OF MARKET RISK MANAGEMENT POLICY	33
5.3 - SIGNIFICANT ALTERATIONS OF PRINCIPAL MARKET RISKS	36
5.4 - OTHER MATERIAL INFORMATION	36
6. ISSUER HISTORY	37
6.1 / 6.2 / 6.4 - INCORPORATION OF ISSUER, DURATION AND DATE OF REGISTRATION WITH THE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION CVM	37
6.3 - BRIEF HISTORY	37
6.5 - MAIN CORPORATE EVENTS OCCURRING IN ISSUER, SUBSIDIARIES OR AFFILIATED COMPANIES	37
6.6. - INFORMATION ON ANY FILING FOR BANKRUPTCY BASED ON MATERIAL VALUE OR JUDICIAL OR EXTRAJUDICIAL RECOVERY	44
6.7 - OTHER MATERIAL INFORMATION	44
7. ISSUER BUSINESS ACTIVITIES	45
7.1 - DESCRIPTION OF THE BUSINESS ACTIVITIES OF THE ISSUER AND ITS SUBSIDIARIES	45
7.2 - INFORMATION ON OPERATIONAL SEGMENTS	46
7.3 - INFORMATION ON PRODUCTS AND SERVICES RELATING TO THE OPERATIONAL SEGMENTS	50
7.4 - CUSTOMERS ACCOUNTING FOR MORE THAN 10% OF TOTAL NET REVENUES	71
7.5 - MATERIAL EFFECTS OF STATE REGULATION FOR THE BUSINESS	71
7.6 - MATERIAL REVENUES FROM OTHER COUNTRIES	96
7.7 - EFFECTS OF FOREIGN REGULATION ON BUSINESS ACTIVITIES	96
7.8 - MATERIAL LONG-TERM RELATIONSHIPS	96
7.9 - OTHER MATERIAL INFORMATION	96
8. CONGLOMERATE	97
8.1 - DESCRIPTION	97
8.2 - ORGANIZATIONAL CHART OF THE ECONOMIC GROUP	99

8.3 - RESTRUCTURING	99
8.4 - OTHER MATERIAL INFORMATION	99
9. MATERIAL ASSETS	100
9.1 - MATERIAL NON-CURRENT ASSETS – OTHER	100
9.1 - SIGNIFICANT NON-CURRENT ASSET ITEMS/9.1.A – FIXED ASSETS	100
9.1 - SIGNIFICANT NON-CURRENT ASSET ITEMS/9.1.B – PATENTS, TRADEMARKS, LICENSES, CONCESSIONS, FRANCHISES AND TECHNOLOGY TRANSFER AGREEMENTS	100
9.1 - SIGNIFICANT NON-CURRENT ASSET ITEMS/9.1.C – EQUITY INTERESTS IN COMPANIES	100
9.2 - OTHER MATERIAL INFORMATION	101
10. DIRECTORS’ COMMENTS	102
10.1 - GENERAL FINANCIAL AND EQUITY CONDITIONS	102
10.2 - OPERATING AND FINANCIAL INCOME	121
10.3 - EVENTS WITH SIGNIFICANT EFFECTS (OCCURRED AND EXPECTED) ON FINANCIAL STATEMENTS	124
10.4 - SIGNIFICANT CHANGES IN ACCOUNTING PRACTICES – RESERVATION AND EMPHASES IN THE AUDITOR’S OPINION	125
10.5 - CRITICAL ACCOUNTING POLICIES	127
10.6 - INTERNAL CONTROLS RELATING TO PREPARATION OF FINANCIAL STATEMENTS – LEVELS OF EFFICIENCY AND DEFICIENCY AND RECOMMENDATIONS IN THE AUDITOR’S REPORT	130
10.7 - USE OF PROCEEDS FROM PUBLIC OFFERINGS FOR DISTRIBUTION AND ANY DEVIATIONS	130
10.8 - MATERIAL ITEMS NOT SHOWN IN FINANCIAL STATEMENTS	131
10.9 - COMMENTS ON MATERIAL ITEMS NOT SHOWN IN FINANCIAL STATEMENTS	131
10.10 - BUSINESS PLAN	131
10.11 - OTHER FACTORS MATERIAL AFFECTING OPERATIONAL PERFORMANCE	132
11. PROJECTIONS	133
11.1 - PROJECTIONS DISCLOSED AND UNDERLYING ASSUMPTIONS	133
11.1 - PROJECTIONS DISCLOSED AND UNDERLYING ASSUMPTIONS	134
11.2 - MONITORING AND ALTERATION OF PROJECTIONS DISCLOSED	135
12. GENERAL MEETING AND MANAGEMENT	139
12.1 - DESCRIPTION OF MANAGEMENT STRUCTURE	139
12.2 - RULES, POLICIES AND PRACTICES RELATING TO GENERAL MEETINGS	146
12.3 - DATES AND NEWSPAPERS PUBLISHING INFORMATION REQUIRED UNDER LAW NO. 6,404/76	149
12.4 - RULES, POLICIES AND PRACTICES RELATING TO THE BOARD OF DIRECTORS	150
12.5 - DESCRIPTION OF SECTION COMMITTING TO SETTLE DISPUTES THROUGH ARBITRATION	151
12.6 / 8 - COMPOSITION AND PROFESSIONAL EXPERIENCE OF MANAGEMENT AND FISCAL COUNCIL	152
12.7 - MEMBERSHIP OF STATUTORY COMMITTEES AND AUDIT, FINANCIAL AND REMUNERATION COMMITTEES	152
12.9 - EXISTENCE OF MARITAL OR STABLE RELATIONSHIPS, OR KINSHIP TO THE SECOND DEGREE BETWEEN MANAGEMENT OF THE ISSUER, SUBSIDIARIES AND CONTROLLING SHAREHOLDERS	152
12.10 - RELATIONS OF SUBORDINATION, RENDERING SERVICES OR CONTROL BETWEEN MANAGEMENT AND SUBSIDIARIES, CONTROLLING SHAREHOLDERS OR OTHERS	152
12.11 - AGREEMENTS INCLUDING INSURANCE POLICIES FOR PAYMENT OR REIMBURSEMENT OF EXPENSES INCURRED BY DIRECTORS AND OFFICERS – FISCAL AUDIT 04.30.2013	496
12.12. SUPPLY OTHER INFORMATION THE ISSUER BELIEVES IS MATERIAL:	496
13. MANAGEMENT COMPENSATION	554
14. HUMAN RESOURCES	569
14.1 - DESCRIPTION OF HUMAN RESOURCES	569
14.2 - SIGNIFICANT ALTERATIONS – HUMAN RESOURCES	571
14.3 - DESCRIPTION OF EMPLOYEE COMPENSATION POLICY	571
14.4 - DESCRIPTION OF RELATIONS BETWEEN ISSUER AND TRADE UNIONS	573
15. CONTROL	574
15.1 / 15.2 - SHARE OWNERSHIP	574
15.3 - DISTRIBUTION OF CAPITAL	582
15.4 – SHAREHOLDERS’ ORGANIZATION CHART	582
15.5 - SHAREHOLDERS AGREEMENT FILED AT THE HEADQUARTERS OF THE ISSUER OR THAT THE CONTROLLING BLOCK IS PARTY TO	582
15.6 - SIGNIFICANT ALTERATIONS IN HOLDINGS OF MEMBERS OF THE ISSUER'S CONTROLLING GROUP AND MANAGEMENT	582

15.7 - OTHER MATERIAL INFORMATION	583
16. RELATED PARTY TRANSACTIONS	584
16.1 - DESCRIPTION OF THE ISSUER'S RULES, POLICIES AND PRACTICES FOR TRANSACTIONS WITH RELATED PARTIES	584
16.2 - INFORMATION ON TRANSACTIONS WITH RELATED PARTIES	584
16.3 - IDENTIFICATION OF MEASURES TAKEN TO ADDRESS CONFLICTS OF INTEREST AND DEMONSTRATION OF A STRICTLY COMMUTATIVE CHARACTER OF CONDITIONS AGREED OR APPROPRIATE COMPENSATION PAYMENT	588
17. SHARE CAPITAL	589
17.1 - INFORMATION ON SHARE CAPITAL	589
17.2 - SHARE CAPITAL INCREASES	589
17.3 - INFORMATION ON SKILLS, UNBUNDLING, GROUPING AND BONUSES	590
17.4 - INFORMATION ON REDUCTIONS OF SHARE CAPITAL	590
17.5 - OTHER MATERIAL INFORMATION	590
18. SECURITIES	591
18.1 – SHAREHOLDERS RIGHTS	591
18.2 – DESCRIPTION OF ANY STATUTORY RULES RESTRICTING VOTING RIGHTS OF SIGNIFICANT SHAREHOLDERS OR OBLIGING THEM TO MAKE PUBLIC OFFERING	592
18.3 – DESCRIPTION OF EXCEPTIONS AND SUSPENSIVE CLAUSES RELATING TO POLITICAL OR ECONOMIC RIGHTS STIPULATED IN BYLAWS	592
18.4 – TRADING VOLUME AND HIGHEST AND LOWEST PRICES OF SECURITIES TRADED	593
18.5 – DESCRIPTION OF OTHER SECURITIES ISSUED	594
18.6 – BRAZILIAN MARKETS WHICH SECURITIES ARE ADMITTED TO TRADING	599
18.7 – INFORMATION ON CLASS AND TYPE OF SECURITIES ADMITTED TO TRADING ON FOREIGN MARKETS	599
18.8 – PUBLIC OFFERINGS OF DISTRIBUTION MADE BY THE ISSUER OR BY THIRD PARTIES, INCLUDING CONTROLLERS AND ASSOCIATED COMPANIES OR SUBSIDIARIES, IN RELATION TO ISSUER'S SECURITIES	600
18.9 – DESCRIPTION OF ISSUER’S PUBLIC BIDS FOR OTHER COMPANIES’ SHARES	600
18.10 – OTHER MATERIAL INFORMATION	601
19. SHARE BUYBACK/TREASURY PLANS	641
19.1 - INFORMATION ON PLANS TO REPURCHASE THE ISSUER'S SHARES	641
19.2 – TRANSACTIONS OF SECURITIES HELD IN TREASURY	642
19.3 – INFORMATION ON SECURITIES HELD IN TREASURY AT THE CLOSE OF THE LAST FISCAL YEAR	644
19.4 – OTHER MATERIAL INFORMATION	644
20. TRADING POLICY	646
20.1 - INFORMATION ON TRADING POLICY FOR SECURITIES	646
20.2 - OTHER MATERIAL INFORMATION	647
21. DISCLOSURE POLICY	648
21.1 - DESCRIPTION OF INTERNAL RULES, REGULATIONS OR PROCEDURES RELATING TO DISCLOSURE	648
21.2 - DESCRIPTION OF DISCLOSURE POLICY FOR MATERIAL EVENT OR FACT AND PROCEDURES FOR KEEPING UNDISCLOSED MATERIAL INFORMATION CONFIDENTIAL	648
21.3 - DIRECTORS AND OFFICERS RESPONSIBLE FOR THE IMPLEMENTATION, MAINTENANCE, EVALUATION AND SUPERVISION OF POLICY FOR DISCLOSURE OF INFORMATION	649
21.4 - OTHER MATERIAL INFORMATION	649
22. EXTRAORDINARY BUSINESS	650
22.1 - ACQUISITION OR DISPOSAL OF ANY RELEVANT ASSET THAT DOES NOT FALL WITHIN NORMAL OPERATIONS OF THE ISSUER'S BUSINESS	650
22.2 - SIGNIFICANT ALTERATIONS IN THE ISSUER'S MANNER OF CONDUCTING BUSINESS	650
22.3 - SIGNIFICANT CONTRACTS NOT DIRECTLY RELATED TO OPERATING ACTIVITIES ENTERED INTO BY THE ISSUER OR ITS SUBSIDIARIES	650
22.4 - OTHER MATERIAL INFORMATION	650

After the date of filing, updated versions of this document, shall be made available at Bradesco's Investor Relations website, in www.bradescori.com.br.

1. Responsibility forthe Form

1. Responsibility for the Form

Declaration and identification of persons responsible

Name of the person responsible for contents of the form: Luiz Carlos Trabuco Cappi

Position of person responsible: CEO

Name of the person responsible for contents of the form: Luiz Carlos Angelotti

Position of person responsible: Director of Investor Relations

The above mentioned directors declare that:

a)     they have reviewed this reference form;

b)    all information in the form complies with Brazilian Securities Commission (CVM) Instruction No. 480, in particular articles 14 to 19; and

c)     the information herein provides a true, accurate and full picture of the issuer’s financial situation and the risks inherent in its activities and its issue of securities.

6– Reference Form – 2013

2. Independent auditors

2. Independent auditors

2.1/2.2 - Auditors – identification and compensation

Auditors – identification and compensation
Has auditor?	Yes
Brazilian Exchange and Securities Commission (CVM) code	418-9
Auditor type	National
Name/Business name	KPMG Auditores Independentes
Individuals/Legal entities No. (CPF/CNPJ)	57.755.217/0022-53
Period in which services rendered	2011-03-21
Description of services engaged

Works related to the year of 2012 include: (i) Audit of financial statements of companies and funds of Bradesco Organization; (ii) Statutory reports to meet Banco Central do Brasil and CVM requirements; and (iii) Other Services not represented by previously agreed procedures for review of financial and control information and assistance to meeting requirements related to fiscal matters, process diagnosis, technology and training.

Audit work related to the review of the financial statements of the Bradesco Conglomerate companies for the 2011 fiscal year.

Total amount of remuneration of independent auditors segregated by service

Contracted works related to 2012 audit: R$ 28,194 thousand
Other Services: R$ 891 thousand
Total: R$ 29,085 thousand

Contracted works related to audit from 2011: R$ 30,674 thousand
Other Services: R$ 1,402 thousand
Total: R$ 32,076 thousand

Reason for replacement	Not applicable
Reason given by auditor in the event of disagreeing with issuer's reason	Not applicable
Period in which services rendered	2011-03-21
Name of technical person responsible	Cláudio Rogélio Sertório
Taxpayer No. (CPF)	094.367.598-78
Address	Av. Dionysia Alves Barreto, 500 - Conj. 1001, 10º andar, Centro, Osasco, SP, Brasil, CEP 06086- 050, Telephone (011) 2856-5300, email: CSertorio@kpmg.com.br

7– Reference Form – 2013

2. Independent auditors

Auditors – identification and compensation
Has auditor?	Yes
Brazilian Exchange and Securities Commission (CVM) code	287-9
Auditor type	National
Name/Business name	PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES
Individuals/Legal entities No. (CPF/CNPJ)	61.562.112/0001-20
Period in which services rendered	01/05/2009 to 12/31/2010
Description of services engaged

Audit work related to a review of the Bradesco conglomerate's financial statements for the year ended December 31, 2010 and "other services" relating to diagnostics of technology processes, response to consultations on tax aspects and training arrangements.

Total amount of remuneration of independent auditors segregated by service	Audit and Other Services in the year of 2010: R$ 34,088 thousand.
Reason for replacement

The Issuer’s board of directors, at the meeting held on March 21, 2011, taking into account the Corporate Governance practices adopted by the Bradesco Organization and the management process to engage the independent auditor, resolved on accepting the recommendation provided by the Audit Committee to engage, at that date, to replace PricewaterhouseCoopers Auditores Independentes for KPMG Auditores Independentes, CRC 2SP014428/O-6, with head Office at Rua Doutor Renato Paes de Barros, 33, 17° andar, Itaim Bibi, in the city capital of São Paulo, State of SP, enrolled under the National Register of Legal Entities (CNPJ) under number 57.755.217/0001-29, registered with the Brazilian Securities and Exchange Commission (CVM), according to Declaratory Act number 5180, of December 7, 1998, for the provision of independent audit services to the Company beginning in the 2011 fiscal year.

Reason given by auditor in the event of disagreeing with issuer's reason	Not applicable
Period in which services rendered	01/01/2010 to 12/31/2010
Name of technical person responsible	Luis Carlos Matias Ramos
Taxpayer No. (CPF)	103.007.048-28
Address	Av. Francisco Matarazzo, 1400, Torre Torino, 9º andar, Água Branca, São Paulo, SP, Brasil, CEP 05001-903, Telephone (011) 36742000, email: luis.ramos@br.pwc.com

2.3 - Other material information

There is no further information that we believe to be significant.

8– Reference Form – 2013

3. Selected financial information

3. Selected financial information

3.1 - Financial Information – Consolidated

			In R$
(International Financial Reporting Standards - IFRS)	Financial year	Financial year	Financial year
	12/31/2012	12/31/2011	12/31/2010
Shareholder equity	71,346,390,000.00	59,382,094,000.00	51,158,565,000.00
Total assets	801,186,699,000.00	722,086,892,000.00	602,954,024,000.00
Net Rev./Fin. Med. Rev./Ins. Prem. Received	136,805,812,000.00	131,341,584,000.00	101,034,627,000.00
Gross earnings	15,502,232,000.00	14,683,469,000.00	15,324,117,000.00
Net earnings	11,351,694,000.00	11,089,442,000.00	10,052,193,000.00
Number shares excluding Treasury	3,817,372,781	3,817,841,181	3,762,055,141
Share equity value (Brazilian reais per unit)	18.690000	15.550000	13.600000
Net earnings per share	2.970000	2.900000	2.670000

3.2 - Non-accounting metrics

Non-accounting metrics were not disclosed in the course of the last fiscal year.

3.3 - Events subsequent to the most recent financial statements

There were no events subsequent to the financial statements in this period.

9– Reference Form – 2013

3. Selected financial information

3.4 - Policy for allocation of earnings

(R$ thousand)		Allocation of earnings
		2012	2011	2010
A) Rules for Profit Retention
Legal Reserve

Allocation of a portion of net profit to the legal reserve is determined by Article 193 of Law No. 6,404/76 in order to ensure the integrity of share capital, and may be used only to offset losses or increase capital.
Five percent (5%) of the period's net profit, before any other use, will be allocated to the legal reserve, which must not exceed twenty percent (20%) of share capital.
There is no requirement to allocate to the legal reserve in a year in which the balance of this reserve, plus capital reserves as per §1 of Article 182, exceeds thirty percent (30%) of share capital.

Statutory Reserves

Article 194 of Law No. 6,404/76 which governs the creation of statutory reserves states that the bylaws of the company may establish reserves on condition that in each case:
- criteria are set to determine the annual portion of net profits that will be allocated to the statutory reserve; and
- the maximum amount of the reserve is stated.
Pursuant to the legislation, Article 28 of the Bylaws, states that after all statutory allocations have been made, a proposal for the allocation or use of any net income remaining shall be made by the executive board, to be approved by the board of directors and decided by General Meeting, and such income may be allocated one hundred percent (100%) to "Income Reserves – Statutory" in order to maintain an operational margin consistent with the development of the Company's active operations up to the limit of ninety-five percent (95%) of paid-up share capital.
If the board's proposal for use of net income from the period contains provision for distributing dividends and/or payment of interest on own capital in an amount greater than the mandatory dividend pursuant to Article 27, item III of the bylaws, and/or retained earnings under Article 196 of Law No. 6,404/76, the balance of net income for making this reserve will be determined after deducting these allocations in full.

Profit Retention (R$ thousand)	Net income for the period	11,381,244	11,028,265	10,021,673
	Legal Reserve	569,062	551,413	501,083
	Statutory Reserves	6,917,184	6,736,518	6,151,847
	Interest on shareholder equity	3,261,307	2,933,987	2,464,538
	Dividends	633,691	806,348	904,205
B) Rules for distribution of dividends
With the introduction of Law No. 9,249/95, which came into force on January 1, 1996, companies may pay interest on own capital to their shareholders, to be imputed, net of income tax at source, to the amount of the minimum mandatory dividend.

Minimum Mandatory Dividend
Pursuant to item III of Article 27 of Bradesco's Bylaws, shareholders are assured thirty percent (30%) of net income, each year, as a minimum mandatory dividend, adjusted for any decrease or increase of the amounts specified in items I, II and III of Article 202 of Law No. 6,404/76 (Law of Joint Stock Corporations).
Thus the minimum of thirty percent (30%) stipulated in the bylaws is greater than the minimum of twenty-five percent (25%) set forth in §2 of Article 202 of Law No. 6,404/76.

Shareholders Holding Preferred Shares
Preferred shares confer on their holders dividends ten percent (10%) higher than those paid on common shares (item "b", §2, Article 6 of the Bylaws).

Reinvestment of Dividends or Interest on Own Capital
Reinvestment of dividends or interest on own capital is a product that enables a shareholder and account holder registered with Bradesco Corretora (brokerage), personal or corporate, to invest the amount received and credited to current account in new shares (currently only for preferred shares), thereby increasing their shareholding.
Shareholders have the option of reinvesting monthly and/or special (supplementary or intermediate) dividends. There is no upper limit for reinvesting and the minimum must be enough to purchase at least one (1) share.

C) Periodicity of dividend distributions
Bradesco has distributed dividends monthly since 1970, and became the first Brazilian financial institution to adopt this practice.

Interim Dividends
The Executive Board, on approval of the Board of Directors, is authorized to declare and pay out interim dividends, semiannual or monthly, from existing earnings, or profit reserve accounts (§1, Article 27 of the bylaws).
It may also authorize payment of Interest on Own Capital in total or partial substitution of interim dividends (§2, Article 27 of the Bylaws).

Monthly Payment of Interest on Own Capital
For the purposes set forth in Article 205 of Law No. 6,404/76, beneficiaries are shareholders registered with the Company on declaration dates, which are on the first day of each month.
Payments are made on the first business day of the following month, as monthly advances on the mandatory dividend by crediting the account informed by the shareholder or made available to the Company.

D) Any restrictions on dividend payments imposed by special laws or regulations applicable to the issuer, as well as contracts, court decisions, administrative or arbitration court rulings		There are no restrictions on the distribution of dividends.

10– Reference Form – 2013

3. Selected financialinformation

3.5 - Distribution of dividends and retention of net income

			In R$
	Financial year	Financial year	Financial year
	12/31/2012	12/31/2011	12/31/2010
Adjusted net income	10,812,182,236.32	10,476,852,079.21	9,520,589,046.91
Dividend distributed / adjusted net income	36.024165%	35.700900%	35.384000%
Issuer's return on shareholders' equity	16.247905%	19.841482%	20.859863%
Total dividend distributed	3,894,998,325.77	3,740,334,802.89	3,368,743,286.83
Retained earnings	7,486,246,133.50	7,287,930,543.63	6,652,929,394.13
Date retention approved	3/11/2013	3/9/2012	3/10/2011

11– Reference Form – 2013

3. Selected financialinformation

Retained earnings	Amount	Dividend payment	Amount	Dividend payment	Amount	Dividend payment
Mandatory dividend
Common	27,772,166.00	2012-02-01
Common	27,771,118.66	2012-03-01
Common	27,771,119.15	2012-04-02
Common	30,548,122.94	2012-05-02
Common	30,548,123.58	2012-06-01
Common	30,548,156.16	2012-07-02
Common	126,971,801.08	2013-03-07
Preferred	30,515,138.11	2012-02-01
Preferred	30,515,139.12	2012-03-01
Preferred	30,515,131.95	2012-04-02
Preferred	33,567,653.04	2012-05-02
Preferred	33,567,652.34	2012-06-01
Preferred	33,567,909.69	2012-07-02
Preferred	139,511,611.04	2013-03-07
Common			25,247,389.20	2011-07-01	22,607,384.78	2010-07-01
Common			25,247,388.96	2011-05-02
Common			24,861,250.94	2011-03-01
Common			27,772,166.02	2012-01-02
Common			27,772,165.12	2011-11-01
Common			25,247,389.92	2011-09-01
Common			24,851,147.97	2011-04-01
Common			24,861,251.19	2011-02-01
Common			27,772,165.05	2011-10-03
Common			25,247,389.17	2011-06-01
Common			25,247,389.64	2011-08-01
Common			27,772,165.67	2011-12-01
Common			72,082,284.38	2012-03-08
Preferred			27,807,137.67	2011-08-01	165,076,049.21	2011-02-18
Preferred			27,353,832.76	2011-04-01
Preferred			27,353,820.55	2011-03-01
Preferred			27,807,128.78	2011-05-02
Preferred			27,807,133.25	2011-07-01
Preferred			27,807,138.03	2011-09-01
Preferred			30,515,124.90	2011-11-01
Preferred			30,515,135.44	2012-01-02
Preferred			27,807,129.89	2011-06-01
Preferred			30,515,126.46	2011-10-03
Preferred			27,353,834.83	2011-02-01
Preferred			79,208,336.64	2012-03-08
Preferred			30,515,134.31	2011-12-01
Common					22,607,384.88	2010-05-03
Common					22,607,383.86	2010-03-01
Common					24,868,194.69	2011-01-03
Common					24,868,194.17	2010-11-01
Common					24,868,193.88	2010-09-01
Common					22,607,384.82	2010-04-01
Common					20,552,275.75	2010-02-01
Common					24,868,193.82	2010-10-01
Common					22,607,385.16	2010-06-01
Common					22,607,385.02	2010-08-02
Common					24,868,193.91	2010-12-01
Common					150,025,491.86	2011-02-18
Preferred					24,865,169.36	2010-06-01
Preferred					27,353,813.12	2010-10-01
Preferred					27,353,834.89	2010-12-01
Preferred					24,865,183.77	2010-08-02
Preferred					24,865,151.22	2010-04-01
Preferred					24,865,137.19	2010-03-01
Preferred					24,865,162.33	2010-05-03
Preferred					24,865,181.43	2010-07-01
Preferred					27,353,838.53	2011-01-03
Preferred					22,607,330.78	2010-02-01
Preferred					27,353,805.43	2010-09-01
Preferred					27,353,829.25	2010-11-01

12– Reference Form – 2013

3. Selected financialinformation

Retained earnings	Amount	Dividend payment	Amount	Dividend payment	Amount	Dividend payment
Interest on own capital
Common	359,402,230.90	2012-07-18
Common	35,939,033.05	2012-08-01
Common	35,938,920.88	2012-09-03
Common	35,938,921.36	2012-10-01
Common	35,937,602.29	2012-11-01
Common	35,937,602.69	2012-12-03
Common	35,937,602.90	2013-01-02
Common	978,863,434.93	2013-03-07
Preferred	394,946,918.22	2012-07-18
Preferred	39,492,623.41	2012-08-01
Preferred	39,491,173.57	2012-09-03
Preferred	39,486,815.71	2012-10-01
Preferred	39,486,014.43	2012-11-01
Preferred	39,486,006.57	2012-12-03
Preferred	39,486,016.92	2013-01-02
Preferred	1,075,536,565.08	2013-03-07
Common			297,042,984.87	2011-07-18	907,618,820.67	2011-02-18
Common			364,988,308.02	2012-03-08
Common			80,494,777.98	2012-03-08
Common			380,068,651.60	2012-03-08
Common			274,398,412.08	2012-03-08
Preferred			88,659,544.93	2012-03-08	998,379,638.25	2011-02-18
Preferred			301,525,430.04	2012-03-08
Preferred			327,157,015.15	2011-07-18
Preferred			402,009,895.54	2012-03-08
Preferred			417,642,225.94	2012-03-08
Common					265,971,878.30	2010-07-19
Preferred					292,566,416.50	2010-07-19

3.6 - Declaration of dividends charged to the retained earnings account or reserves

In relation to the previous three fiscal years, no dividends were declared or charged to the retained earnings account or reserves established in prior fiscal years.

3.7 - Level of indebtedness

Financial year *	Total debt of all types	Type of index	Level of endebtedness	Description of other index and reason for using it
12/31/2012	729,840,309,000.00	Level of endebtedness	10.2300000
* International Financial Reporting Standards - IFRS

3.8 - Obligations by nature and due date

Fiscal year 12/31/2012 (International Financial Reporting Standards – IFRS)
Type of debt	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total
Unsecured	518,030,743,000.00	159,442,614,000.00	26,669,273,000.00	25,697,679,000.00	729,840,309,000.00
Total	518,030,743,000.00	159,442,614,000.00	26,669,273,000.00	25,697,679,000.00	729,840,309,000.00

13– Reference Form – 2013

3. Selected financialinformation

3.9 - Other material information

The selected financial information in this item refers to the consolidated accounting statements.

Note Item 3.1: Breakdown of Net Income – Consolidated

			In R$
Composition (International Financial Reporting Standards – IFRS)	2012	2011	2010
Income from financial operations	83,133,716,000.00	82,367,272,000.00	63,772,183,000.00
Banking services fees	12,841,186,000.00	10,868,311,000.00	9,421,485,000.00
Premiums retained – insurance and pension plans	40,176,745,000.00	34,315,543,000.00	27,994,116,000.00
Income from equity interests in affiliates	870,662,000.00	682,122,000.00	577,053,000.00
Other operating revenues	3,305,900,000.00	6,186,008,000.00	2,028,780,000.00
Tax / social contribution (Cofins)	(2,636,662,000.00)	(2,301,443,000.00)	(2,072,156,000.00)
Tax on services of any type – (ISS)	(448,515,000.00)	(389,349,000.00)	(344,085,000.00)
Tax / social contribution (PIS)	(437,220,000.00)	(386,880,000.00)	(342,749,000.00)
TOTAL	136,805,812,000.00	131,341,584,000.00	101,034,627,000.00

Distribution of dividends and retention of net income

Note that the accounting statements used policy for use of income and distribution of dividends and interest on own capital as per items 3.4 and 3.5, respectively, were prepared in accordance with accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Central Bank of Brazil.

14– Reference Form – 2013

4. Risk factors

4. Risk factors

4.1 - Description of risk factors

Macroeconomic risks

Our business and results of operations are materially affected by conditions in the global financial markets.

There has been extreme volatility in the global capital and credit markets since 2008. This volatility has resulted in reduced liquidity and increased credit risk premiums for many market participants, in addition to a reduction in the availability and/or increased costs of financing, both for financial institutions and their customers. Increasing or high interest rates and/or widening credit spreads have created a less favorable environment for most of our businesses and may impair the ability of some of our customers to repay debt that they owe to us, and reduce our flexibility in planning for, or reacting to, changes in its operations and the financial industry overall. Accordingly, even though the Brazilian and global economies started to recover since the first half of 2009, our results of operations are likely to continue to be affected by conditions in the global financial markets as long as they remain volatile and subject to disruption and uncertainty.

The Brazilian government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.

Our financial condition and results of operations are substantially dependent on Brazil’s economy, which in the past has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles.

In the past, the Brazilian government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil’s economy. We have no control over, and cannot predict, what measures or policies the Brazilian government may take in response to the current or future Brazilian economic situation or how Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

Our operations, financial condition and the market price of our preferred and common shares may be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as:

•       exchange rates fluctuations;

•       base interest rate fluctuations;

•       domestic economic growth;

•       political, social or economic instability;

•       monetary policies;

•       tax policy and changes in tax regimes;

•       exchange controls policies;

•       liquidity of domestic financial, capital and credit markets;

•       our customers' capacity to meet their other obligations with us;

•       decreases in wage and income levels;

•       increases in unemployment rates;

•       macroprudential measures;

•       inflation; and

•       other political, diplomatic, social and economic developments within and outside of Brazil that affect the country.

2012 was marked by a slower than expected economic recovery in Brazil, despite the number of stimuli in place since 2011. This was largely influenced by the global financial markets crisis, which had a substantial impact on industrial production and business confidence.  Furthermore, exceptional factors, such as the drought in the South and Northeast of Brazil in early 2012, affected the agricultural output in those regions and negatively impacted GDP growth in 2012. However, the adoption of new fiscal incentives, the continuing reduction in interest rates and currency depreciation provided for a gradual improvement in the domestic economy in the second half of 2012.

15– Reference Form – 2013

4. Risk factors

Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

Our business is impacted by fluctuations in the value of the real. Since October 2002, and more intensively since June 2004, the real has gained value against the dollar, with rare moments of depreciation (reaching R$1.5593 per US$1.00 on August 1, 2008). In 2009, the real was again appreciating against the U.S. dollar (reaching R$1.7412/US$1.00 at the end of the year). In 2010, the real continued to appreciate against the U.S. dollar to reach R$1.6662/US$1.00 at the end of the year. In 2011, the exchange rate continued to fall until the middle of the year, reaching a nominal level of R$1.5345 per U.S. dollar on July 26, 2011. Since then, due to the deterioration of global economic conditions and the decision of the Central Bank Committee on Monetary Policy or “COPOM” in August (in which the previous cycle of monetary tightening was reversed) the real began to depreciate and ended 2011 at R$1.8758 per U.S. dollar. In 2012, reflecting persisting risk aversion in the international markets and the continuing reduction in interest rates in Brazil throughout the first half of 2012, the real maintained a weakening trend, reaching R$2.0904 per U.S. dollar on June 28, 2012. The exchange rate remained fairly stable during the remainder of the year, ending 2012 at R$2.0435 per U.S. dollar.

As of December 31, 2012, the net balance of our assets and liabilities denominated in, or indexed to, foreign currencies (primarily U.S. dollars) was 2.6% of our total assets. When the Brazilian currency is devalued or if it depreciates, we incur losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar denominated long term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. Therefore, if our liabilities denominated in, or indexed to, foreign currencies significantly exceed our monetary assets denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could materially and adversely affect our financial results and the market price of our preferred and common shares, even if the value of the liabilities has not changed in their original currency. In addition, our lending operations depend significantly on our capacity to match the cost of funds indexed to the U.S. dollar with the rates charged to our customers. A significant devaluation or depreciation of the U.S. dollar may affect our ability to attract customers on such terms or to charge rates indexed to the U.S. dollar.

Conversely, when the Brazilian currency appreciates, we incur losses on our monetary assets denominated in, or indexed to, foreign currencies, such as the U.S. dollar, and experience decreases in our liabilities denominated in, or indexed to, foreign currencies, as the liabilities and assets are translated into reais.  Therefore, if our monetary assets denominated in, or indexed to, foreign currencies significantly exceed our liabilities denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large appreciation of the Brazilian currency could materially and adversely affect our financial results even if the value of the monetary assets has not changed in their original currency.

If Brazil experiences substantial inflation in the future, our revenues and our ability to access foreign financial markets may be reduced.

Brazil has, in the past, experienced extremely high rates of inflation. Brazil’s rates of inflation, as measured by the General Price Index – Domestic Availability or “IGP-DI” (Índice Geral de Preços Disponibilidade Interna), reached 11.3%, 5.0% and 8.1% in 2010, 2011 and 2012, respectively. Inflation and governmental measures to combat inflation, which have in the past had significant negative effects on the Brazilian economy and contributed to increased economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets, may have an adverse effect on us.

Notwithstanding the monetary stability achieved in mid-1990’s, which became stronger after 1999 upon the adoption of inflation target regime, inflation memory and potentiality remain present.

Government measures to combat inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. Increases in the base interest rate set by the COPOM (SELIC) may have an adverse effect on us by reducing demand for our credit, and increasing our cost of funds, domestic debt expense and the risk of customer default. Decreases in the base interest rate may also have an adverse effect on us by decreasing the interest income we earn on our interest-earning assets and lowering our revenues and margins.

16– Reference Form – 2013

4. Risk factors

Future Brazilian government actions, including the imposition of more taxes, intervention in the foreign exchange market and actions to adjust or fix the value of the real, as well as any GDP growth beyond expected levels may trigger increases in inflation. If Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be affected and, if investor confidence lags, the price of our securities may fall. Inflationary pressures may also affect our ability to access foreign financial markets and may lead to counter-inflationary policies that may have an adverse effect on our business, financial condition, results of operations and the market value of our preferred and common shares.

Changes in base interest rates by the COPOM may materially adversely affect our margins and results of operations.

The COPOM establishes the base interest rates for the Brazilian banking system (SELIC). The base interest rate was 10.75%, 11.0% and 7.25% per annum as of December 31, 2010, 2011 and 2012, respectively. Changes in the base interest rate may adversely affect our results of operations because:

•         high base interest rates increase our domestic debt expense and may increase the likelihood of customer defaults; and

•         low base interest rates may diminish our interest income.

The COPOM adjusts the basic interest rate in order to manage aspects of the Brazilian economy, including the protection of reserves and capital flows. We have no control over the basic interest rates set by the COPOM or how often such rates are adjusted.

Developments and the perception of risk in Brazil and other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our preferred and common shares.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors' reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours, which could adversely affect the market price of our preferred and common shares.

The recent global financial crisis has had significant consequences worldwide, including Brazil, such as capital markets volatility, unavailability of credit, higher interest rates, a general slowdown of the world economy, volatile exchange rates and inflationary pressure, among others, which had, and may continue to have in the future, directly or indirectly, an adverse effect on our business, financial condition, results of operations, the market price of securities of Brazilian issuers, including ours, and our ability to finance our operations.

Risks relating to Bradesco and the Brazilian banking industry

We may experience increases in our level of past due loans as our loans and advances portfolio becomes more seasoned.

Our loans and advances portfolio has grown substantially since 2004, primarily as a result of the expansion of the Brazilian economy. Any corresponding increase in our level of non-performing loans and advances may lag behind the rate of loan growth, as loans typically do not become due within a short period of time after their origination. Levels of past due loans are higher among our individual customers than our corporate customers. From 2010 to 2012, our portfolio of loans and advances to customers increased by 28.4% and our level of impairment of loans  and advances increased by 30.5%, basically driven by increases in the number of individual customers.

Beginning in mid-2008, weakening economic conditions in Brazil impacted particularly our individual customers as unemployment rates in Brazil began to rise and led to increases in our level of delinquency ratios. This trend worsened in 2009. In 2010, as a result of the improvement in Brazilian economic conditions, we experienced a decrease in our delinquency ratios, which led to a slight decrease in our impairment. In 2011, delinquency ratios showed a slight increase when compared to 2010. This increase continued during 2012, as a result of higher default rates, mostly for operations with individuals and SMEs (small and medium enterprises). In 2012, our impairment of loans and advances increased 13.5% compared to 2011, while our portfolio of loans and advances to customers grew by 9.9% over that same period.

17– Reference Form – 2013

4. Risk factors

Rapid loan growth may also reduce our ratio of non-performing loans to total loans until growth slows or the portfolio becomes more seasoned. Adverse economic conditions and a slower growth rate for our loans and advances to customers may result in increases in our impairment of loans and advances, charge-offs and our ratio of non-performing loans and advances to total loans and advances, which may have an adverse effect on our business, financial condition and results of operations.

Adverse conditions in the credit and capital markets may adversely affect our ability to access funding in a cost effective and/or timely manner.

Recent volatility and uncertainties in the credit and capital markets have generally decreased liquidity, with increased costs of funding for financial institutions and corporations. These conditions may impact our ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute our growth strategy. If we are forced to delay raising capital or pay unattractive interest rates in order to obtain capital, our financial condition and results of operations may be adversely affected.

The increasingly competitive environment in the Brazilian bank and insurance industries may negatively affect our business prospects.

The markets for financial, banking and insurance services in Brazil are highly competitive. We face significant competition in all of our principal areas of operation from other large Brazilian and international banks and insurance companies, public and private.

Competition has increased as a result of recent consolidations among financial institutions in Brazil and as a result of regulations by the National Monetary Committee (Conselho Monetário Nacional), or “CMN” that facilitate customers' ability to switch business between banks. The increased competition may materially and adversely affect us by, among other things, limiting our ability to retain our existing consumer base, increase our customer base and expand our operations, reducing our profit margins on banking and other services and products we offer, and limiting investment opportunities to some extent.

Additionally, Brazilian regulations raise limited barriers to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the presence of foreign banks and insurance companies in Brazil, some of which have greater resources than us, has grown and competition both in the banking and insurance sectors generally and in markets for specific products has increased. The privatization of publicly owned banks has also made the Brazilian markets for banking and other financial services more competitive.

The increased competition may negatively affect our business results and prospects by, among other things:

•         limiting our ability to increase our customer base and expand our operations;

•         reducing our profit margins on the banking, insurance, leasing and other services and products offered by us; and

•         increasing competition for foreign investment opportunities.

Losses on our investments in financial assets may have a significant impact on our results of operations and are not predictable.

The value of certain of our investments in financial assets may decline significantly due to volatile financial markets and may fluctuate over short periods of time. As of December 31, 2012, investments in financial assets represented 24.1% of our assets, and realized investment gains and losses have had and will continue to have a significant impact on the results of our operations. The amounts of such gains and losses, which we record when investments in financial assets are sold, or in certain limited circumstances where they are marked to market or recognized at fair value, may fluctuate considerably from period to period. The level of fluctuation depends, in part, upon the market value of the financial assets, which in turn may vary considerably, and our investment policies. We cannot predict the amount of realized gain or loss for any future period, and our management believes that variations from period to period have no practical analytical value. Furthermore, any gains on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation now existing in our consolidated investment portfolio or any portion thereof.

18– Reference Form – 2013

4. Risk factors

We may incur losses associated with counterparty exposures.

We face the possibility that a counterparty will be unable to honor its contractual obligations. These counterparties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from entering into swap or other derivative contracts under which counterparties have obligations to make payments to us; executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Such counterparty risk is more acute in complex markets where the risk of failure of counterparties is higher.

Our trading activities and derivatives transactions may produce material losses.

We engage in the trading of securities, buying debt and equity securities principally to sell them in the near term with the objective of generating profits on short-term differences in price. These investments could expose us to the possibility of material financial losses in the future, as securities are subject to fluctuations in value, which may generate losses. In addition, we enter into derivatives transactions to manage our exposure to interest rate and exchange rate risk. Such derivatives transactions are designed to protect us against increases in exchange rates or interest rates or against decreases in such rates, but not both. If we have entered into derivatives transactions to protect against, for example, decreases in the value of the real or in interest rates and the real instead increases in value or interest rates increase, we may incur financial losses. Such losses could materially and adversely affect our future results of operations and cash flow.

The Brazilian government regulates the operations of Brazilian financial institutions and insurance companies, and changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.

Brazilian banks and insurance companies, including our banking and insurance operations, are subject to extensive and continuous regulatory review by the Brazilian government. We have no control over government regulations, which govern all facets of our operations, including the imposition of:

•       minimum capital requirements;

•       compulsory deposit/reserve requirements;

•       investment requirements in fixed assets;

•       lending limits and other credit restrictions;

•       accounting and statistical requirements;

•       solvency margins;

•       minimum coverage; and

•       mandatory provisioning policies.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenues.

In particular, the Brazilian government has historically enacted regulations affecting financial institutions in an effort to implement its economic policies. These regulations are intended to control the availability of credit and reduce or increase consumption in Brazil. These changes may adversely affect us because our returns on compulsory deposits are lower than those we obtain on our other investments.

A majority of our common shares are held by one shareholder, whose interests may conflict with our other investors’ interests.

As of December 31, 2012, Fundação Bradesco directly and indirectly held 56.5% of our common shares. As a result, Fundação Bradesco has the power, among other things, to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders, as well as to approve related party transactions or corporate reorganizations. Under the terms of Fundação Bradesco’s Bylaws, members of our Board of Executive Officers, or of our Statutory Board, and departmental officers that have been working at the Organization for more than ten years serve as members of the Board of Trustees of Fundação Bradesco. The Board of Trustees has no other members. Decisions in relation to our policy towards acquisitions, divestitures, financings or other transactions could be made by Fundação Bradesco which may be contrary to the interests of holders of common shares, and which may have a negative impact on the interests of holders of common shares.

19– Reference Form – 2013

4. Risk factors

Changes in regulations regarding reserve and compulsory deposit requirements and taxes may reduce operating margins.

The Central Bank has periodically changed the level of compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank.

In May 2012 the Central Bank changed the rules related to the reserve requirement amounts, enabling the deduction of the balance of loan operations for financing and leasing of automobiles and light commercial vehicles from the amount of compulsory deposits to be reserved, as a way to encourage the granting of financing for acquisition of these assets. In June, September and November 2012, the rules related to the payment of reserve requirement were again changed, aiming at adjusting the criterion for defining the amount subject to reserve requirement and additional liabilities, as well as for remunerating the reserve account and the criteria applicable to the eligibility of institutions in order to deduct amounts subject to the reserve requirement.

In December 2012 the Central Bank established the possibility of deducting demand amounts subject to the reserve requirement in certain specified circumstances, as a way to encourage banks to grant credit for the acquisition of certain assets.

Compulsory deposits generally yield lower returns than our other investments and deposits because:

•       a portion of our compulsory deposits do not bear interest;

•       a portion of our compulsory deposits must be held in Brazilian government securities; and

•       a portion of our compulsory deposits must finance a federal housing program, the Brazilian rural sector, low income customers and small enterprises under a program referred to as a "microcredit program."

As of December 31, 2012, our compulsory deposits in connection with demand, savings and time deposits and additional compulsory deposits were R$47.9 billion. Reserve requirements have been used by the Central Bank to control liquidity as part of monetary policy in the past, and we have no control over their imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect us.

Changes in taxes and other fiscal assessments may adversely affect us.

The Brazilian government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing portfolio of loans and advances.

The Brazilian constitution used to establish a ceiling on loan interest rates, including bank loan interest rates, and the impact of the subsequent legislation regulating the subject is uncertain.

Article 192 of the Brazilian Constitution, enacted in 1988, established a 12% per annum ceiling on bank loan interest rates. However, since the enactment of the Constitution, this rate had not been enforced, as the regulation regarding the ceiling was pending. The understanding that this ceiling is not yet in force has been recently confirmed by Binding Precedent No. 7, a final binding decision enacted in 2008 by the Brazilian Supreme Court in accordance with such Court’s prior understanding on this matter. Since 1988, several attempts were made to regulate the limitation on loan interest, and especially bank loan interest rates, but none of them were implemented nor have been confirmed by Brazilian superior courts.

20– Reference Form – 2013

4. Risk factors

On May 29, 2003, Constitutional Amendment No. 40 (“EC 40/03”) was enacted and revoked all subsections and paragraphs of Article 192 of the Brazilian constitution. This amendment allows the Brazilian Financial System, to be regulated by specific laws for each sector of the system rather than by a single law relating to the system as a whole.

With the enactment of the new Civil Code (or Law No. 10,406/02), as amended, unless the parties to a loan have agreed to use a different rate, in principle the interest rate ceiling has been related to the base rate charged by the National Treasury. Today, that basic interest rate is the Special Settlement and Custody System rate known as “SELIC,” which is a basic interest rate established by the Monetary Policy Committee of the Central Bank (“COPOM”) that, in March 2013, was 7.25% per annum. However, there is presently some uncertainty as to whether the base interest rate would be the SELIC rate or the 12% per annum interest rate established in the Brazilian Tax Code should apply.

The impact of EC 40/03 and the provisions of the New Civil Code are uncertain at this time but any substantial increase or decrease in the interest rate ceiling could have a material effect on the financial condition, results of operations or prospects of Brazilian financial institutions, including us.

Additionally, certain Brazilian courts have issued decisions in the past limiting interest rates on consumer financing transactions that are considered abusive or excessively onerous in comparison with market practice. Brazilian courts’ future decisions as well as changes in legislation and regulations restricting interest rates charged by financial institutions could have an adverse effect on our business.

Our losses in connection with insurance claims may vary from time to time and differences between the losses from actual claims and underwriting and reserving assumptions may have an adverse effect on us.

The results of our operations significantly depend upon the extent to which our actual claims are consistent with the assumptions we used to assess our potential future policy and claim liabilities and to price our insurance products. We seek to limit our responsibility and price our insurance products based on the expected payout of benefits, calculated using several factors, such as: assumptions for investment returns, mortality and morbidity, expenses, persistency, and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience, including due to factors beyond our control such as natural disasters (floods, explosions and fires) and man-made disasters (riots, gang or terrorist attacks) or changes in mortality and morbidity rates as a result of advances in medical technology and longevity, among others. Therefore, we cannot determine precisely the amounts that we will ultimately pay to settle these liabilities, when these payments will need to be made, or whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for payment of these liabilities. These amounts may vary from the estimated amounts, particularly when those payments do not occur until well in the future, which is the case with certain of our life insurance products. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on our cash flow.

If our actual losses exceed our provisions on risks that we underwrite, we could be adversely affected.

Our results of operations and financial condition depend upon our ability to accurately assess the actual losses associated with the risks that we underwrite. Our current provisions are based on estimates that rely on then-available information and that involve a number of features including recent loss experience, current economic conditions, internal risk rating, actuarial and statistical projections of our expectations of the cost of the ultimate settlement of claims, such as estimates of future trends in claims severity and frequency, judicial theories of liability, the levels of and/or timing of receipt or payment of premiums and rates of retirement, mortality, morbidity and persistency, among others. Accordingly, the establishment of provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimates. Deviations occur for a variety of reasons. For example, if we record our impairment of loans and advances based on estimates of incurred losses, it might not be sufficient to cover losses; an increased number of claims; or our costs could be higher than the costs we estimated. If actual losses materially exceed our provisions, we could be adversely affected.

We are jointly liable for claims of our customers if our reinsurers fail to meet their obligations under the reinsurance contracts.

21– Reference Form – 2013

4. Risk factors

The purchase of reinsurance does not hold us harmless against our liability towards our customers if the reinsurer fails to meet its obligations under the reinsurance contracts. As a result, reinsurers' insolvency or failure to make timely payments under these contracts could have an adverse effect on us, given that we remain responsible before our policyholders.

Our strategy of marketing and expanding internet banking in Brazil could be badly received or more expensive than lucrative.

We have aggressively pursued the use of the internet for providing banking and other services to our customers, and we expect to continue to do so. However, the market for our internet products is rapidly evolving and is becoming increasingly competitive. We cannot predict whether, or how fast, this market will grow. Moreover, if we fail to adapt effectively to growth and change in the internet market and technology, our business, competitiveness, or results of operations could be adversely affected.

The internet may prove not to be a viable Brazilian commercial marketplace for a number of reasons, including a lack of acceptable security technologies, potentially inadequate development of the necessary infrastructure, the lack of necessary development and commercialization of performance improvements, or a perceived unreliability of our systems by our customers.

A failure in, or breach of, our operational or security systems could temporarily interrupt our businesses, increasing our costs and causing losses.

Although we have high profile information security controls, and continue to invest in the infrastructure, operations and crisis management in place, our business, financial, accounting, data processing systems or other operating systems and facilities may stop operating properly for a limited period of time or become temporarily disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control, such as: electrical or telecommunications outages; breakdowns, systems failures or other events affecting third parties with which we do business or that facilitate our business activities, including exchanges, clearing houses, financial intermediaries or vendors that provide services; events arising from local and larger-scale political or social matters and cyber attacks.

Cyber attacks and temporary interruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, could result in customer attrition, regulatory fines, penalties or intervention, reimbursement or other compensation costs.

22– Reference Form – 2013

4. Risk factors

4.2 - Comments on expected alterations of exposure to risk factors

No reduction or increase in the issuer's exposure is expected in relation to risks mentioned in item 4.1.

4.3 - Non-confidential significant judicial, administrative or arbitration proceedings

In terms of assessing materiality, Bradesco has found that there are no cases that could materially damage its image or pose legal risks. Cases relating to this item were obtained from a materiality of R$485 million, which represents 0.5% of the issuer's capital base (R$96,934 million). Therefore, we selected cases whose financial impacts exceed this material amount. Any differences between the cases shown below and the values shown in Notes refer to processes that individually involve amounts below the level we consider material.

Bradesco is a party in judicial proceedings involving labor, civil-liability and tax claims arising in the normal course of its business.

Provisions were made taking into account: the opinion of legal advisors, the nature of the actions, similarity with previous cases, complexity and positioning of the courts, whenever loss is rated "probable."

Management believes that provision is sufficient to cover any losses arising from these cases.

Liabilities related to legal obligation currently in litigation is maintained until as case is conclusively won, which means favorable legal decisions that may no longer be appealed, or falls due to prescription.

Labor claims

These are legal proceedings brought by former employees and third parties to claim indemnities, in particular the payment of overtime, in light of the interpretation of Article 224 of the Labor Law (CLT). In cases in which judicial deposit is required to guarantee the execution, the amount of the labor contingency is made presuming loss of these deposits. For the other cases, provision is based on the average value of payments made in cases judged in the last 12 months.

Actually, overtime is controlled by an “electronic timecard system” and paid in the regular course of the employment agreement, and therefore the shares from former employees of the Organization have no relevant prices.

On December 31, 2012, our provision for labor-claim related liabilities rated "probable" reached R$2,491,257 thousand.

There are no individually material cases based on the above-mentioned criterion.

Civil claims

These claims for moral and property damages mostly relate to protests for non-payment, returned checks, debtor details recorded in credit restriction databases, and repayment of amounts reduced by inflation rate adjustments resulting from economic plans. These actions are controlled individually through our computerized system and provisioned whenever loss is rated "probable", based on the opinions of legal advisors, the nature of actions, similarity with previous cases, complexity and positioning of the courts.

Most of these actions involve petty claims courts, or Special Civil Courts (JECs), in which claims are limited to 40 times the minimum wage, and are not events that could significantly impact the Organization’s financial result.

Note the existence of a substantial number of legal actions claiming reimbursement of amounts adjusted by inflation indices when balances held in savings accounts were reduced under economic plans as part of federal government economic policy for combating inflation in the past. Although the Organization complied with the legislation in force at the time, these cases are being provisioned in light of the actions notified so far and the corresponding perspective of loss analyzed from the point of view the current jurisprudence of the Higher Court of Justice (STJ).

Two points should be noted in relation to litigation concerning economic plans: a) there is no significant potential liability, since the right to new claims has been prescribed; and b) the Supreme Court (STF) suspended analysis of all appeals lodged until its final ruling.

On December 31, 2012, our provision for liabilities relating to civil-law actions rated "probable" reached R$3,715,712 thousand.

23– Reference Form – 2013

4. Risk factors

There are no individually material cases based on the above-mentioned criterion.

Note that repetitive or related civil liability cases based on similar facts or causes, which are considered material as a whole, are listed in item 4.6.

Fiscal and social security obligations

Bradesco Organization has been disputing at judicial level the conformity of some taxes and duties to the laws and federal constitution.

On December 31, 2012, our provision for tax and social security contingencies totaled R$14,840,224 thousand.

Based on our assessment of materiality, the cases shown below involve tax and social security issues and the chances of losing were rated "remote or possible":

Judicial Proceedings:	MS 2005.61.00.026014-8
a. court	Federal
b. jurisdiction	TRF 3rd Region – 6 th Bench
c. date brought	11/14/2005
d. parties to the proceedings	Defendant: Banco Bradesco S.A. Plaintiff: Special Representative of the Financial Institutions in SP
e. sums, goods or rights involved	R$ 6,808,365,299.14
f. principal facts

Legal Proceedings, where there is a plea to calculate and collect the Cofins, as per October 2005, on the effective turnover, whose concept is stated in article 2 of LC No. 70/91, moving away from the unconstitutional expansion of the calculation basis intended by paragraph 1 of article 3 of Law No. 9,718/98.

On 11.14.2005 na injuction was obtained authorizing the collection of the COFINS related to October 2005 and thereafter, according to LC No. 70/91, moving away from the applicability of Law No. 9,718/98.
On 10.03.2008 the favorable ruling was published, recognizing the non-enforceability of the COFINS in the terms of paragraph 1 of the article 3 of Law No. 9,718/98, where it is due on the calculation basis in the terms of LC No. 70/91.
On 01/11/2010 the judgement was delivered by TRF 3ª Região, partially upholding the appeal of the Federal Government and requesting the referral officer to exempt the company from the COFINS collection in the terms of paragraph 1 of art. 3 of Law No. 9,718/98, howevwe calculated on the income earned as a result of the execution of its activities, including the financial mediation. An extraordinary appeal has been lodged in a Protective Order envisaging the suspension of the enforceability of the tax credit until the judgement of the extraordinary appeal.

g. chance of losing (probable, possible or remote)	The prospect of losing the case is rated “possible”. Provision was made because we believe this is a legal obligation.
h. analysis of impact if case is lost	If the case is lost, amounts provisioned will be paid.
i. amount provisioned (if applicable)	R$ 6,808,365,299.14

24– Reference Form – 2013

4. Risk factors

Judicial Proceedings:	MS 1999.61.00.009282-1
a. court	Federal
b. jurisdiction	TRF 3rd Region – 6 th Bench
c. date brought	3/4/1999
d. parties to the proceedings	Defendant: Banco BMC S.A. Plaintiff: Special Representative of the Financial Institutions in SP
e. sums, goods or rights involved	R$ 1,218,926,056.81
f. principal facts

Legal Proceedings, where there is a plea to calculate and collect the Cofins, as per February 1999, on the effective turnover, whose concept is stated in article 2 of LC No. 70/91, moving away from the unconstitutional expansion of the calculation basis intended by paragraph 1 of article 3 of Law No. 9,718/98.

In July 2006 the company obtained a final decision, where the right to calculate and collect the COFINS on the effective turnover has been recognized, understood as the income earned with the sales of merchandise, merchandise and services, and services of any nature, in the terms of article 2 of LC No. 70/91.
Despite the favorable decision to the company, in Feb/ 2010 PGFN decided to transfer the amount to the tax authorities as payment of the income tax for part of the period discussed, whose plea was deferred by the judge on 10/27/2009. Against this deferment, on 11/24/2009 the company filled a Bill of Review which granted a suspension on 11/26/2009 and the appeal given on 12/04/2009.
The Federal Treasury filed Special and Extraordinary Appeals against that decision, both of which were dismissed. The Federal Treasury filed an Appeal, which was challenged by the company. Both are waiting for distribution.

g. chance of losing (probable, possible or remote)	The prospect of losing the case is rated “possible”. Provision was made because we believe this is a legal obligation.
h. analysis of impact if case is lost	If the case is lost, the amounts provisioned will have to be paid by converting the realized judicial deposit amount into income to the Federal Government.
i. amount provisioned (if applicable)	R$ 1,218,926,056.81

Judicial Proceedings:	16327.000190/2011-83
a. court	Administrative
b. jurisdiction	First Instance – Federal Revenue Service Office Judgment (local acronym DRJ)
c. date brought	12/14/2011
d. parties to the proceedings	Defendant: Federal Authority (Brazil’s Federal Revenue) Plaintiff: Banco Bradesco S/A
e. sums, goods or rights involved	R$ 2,368,816,838.13
f. principal facts

Administrative Procedure No. 16327.000190/2011-83 – Credit of COFINS resulting from the success in AO 2006.61.00.003422-0 (expansion of the calculation basis – Law No. 9,718/98), whose qualification was denied by the RFB in 2011, however the compensation also made in 2011 was undeferred.

After being judged as favorable, in the ordinary proceedings, on 06/30/2011 the company filed a request for credit qualification, which was deferred on 08/22/2011. Therefore, the company started using the credit recognized by the RFB, however on 12/14/2011 the company was informed of the decision that denied the compensations made. With this undeferment, the company presented a manifestation of non-conformity which is waiting to be judged by the DRJ. With the presentation of the manifestation of non-conformity against the decision, the collection of the amounts involved have been suspended.

g. chance of losing (probable, possible or remote)	Remote
h. analysis of impact if case is lost

If the proceedings at the administrative level end in a loss, the case will go to the courts, where the prospects of loss is also remote given the factual and legal grounds involved.

In the remote hypothesis of loss after any future legal proceedings, the amount involved will have to be paid, which will sensitize the period’s earnings.

i. amount provisioned (if applicable)	There is no contingency provision, since the prospect of losing the case is remote.

25– Reference Form – 2013

4. Risk factors

Judicial Proceedings:	MS 2006.61.00.027475-9
a. court	Federal
b. jurisdiction	TRF 3rd Region – 3rd Bench
c. date brought	12/14/2006
d. parties to the proceedings	Defendant: Banco IBI S.A - Banco Múltiplo. Plaintiff: Special Representative of the Financial Institutions in São Paulo
e. sums, goods or rights involved	R$ 693,564,449.14
f. principal facts

Legal Proceedings, in which a plea was made since January/2007: (i) to recognize and declare the non-enforceability of the COFINS and of the contribution to the PIS, in the modality required by Law No. 9,718/98, preventing it, because its incidence on income earned its inconsistent with the concept of turnover (product of the sales of merchandise and of services provided); (ii) to recognize and declare the non-enforceability of the COFINS levied at 3%, maintaining the levy at 2%; and (iii) to recognize the existence of amount inappropriately collected as PIS (basis of calculation) and of the COFINS (basis of calculation and levy) and the consequent credit rights and authorize the compensation of the values in reference against the instalments due of taxes and contributions managed by the Brazilian Federal Revenue Office.

On 03/23/2007 a partial injuction was obtained, moving away only from the requirement of the collection of the PIS and COFINS on the basis of calculation as determined by Law No. 9,718/98.
In 11/23/2007 the sentence was given as unfounded , re-establishing the Injunction following the favorable decision obtained through a bill of review.
On 01/21/2011 judgment was given as partially favorable, declaring as unconstitutional the incidence of the PIS and COFINS of Law No. 9,718/98 for other income that is not of turnover. Pending judgment is the Amendment of Judgment required in order to clarify if in the concept of turnover the financial income included.
A judicial deposit of the full amount was made of the values involved.

g. chance of losing (probable, possible or remote)	The prospect of losing the case is rated “possible”. Provision was made because we believe this is a legal obligation.
h. analysis of impact if case is lost	If the case is lost, the amounts provisioned will have to be paid by converting the realized judicial deposit amount into income to the Federal Government.
i. amount provisioned (if applicable)	R$ 693,564,449.14

Administrative Proceeding:	10970.720351/2011-88
a. court	Administrative
b. jurisdiction	First Instance – Federal Revenue Service Office Judgment (local acronym DRJ)
c. date brought	11/30/2011
d. parties to the proceedings	Defendant: Federal Authority (Brazil’s Federal Revenue) Plaintiff: Tempo Serviços Ltda
e. sums, goods or rights involved	R$ 615,807,637.01
f. principal facts

Administrative Procedure – Fine of IRPJ and CSLL related to the gloss of expense of the premium amortization paid in the acquisition of the investment.

Given the contestation and the further appeal to the Administrative Council for Fiscal Appeals - CARF, the demand for the relevant amount is suspended.

g. chance of losing (probable, possible or remote)	R$ 228,834,117.91 - remote R$ 386,973,519.10 - possible R$ 615,807,637.01 - total
h. analysis of impact if case is lost

If the case is lost in the administrative sphere, it will be discussed in court, where there is a good chance of success due to the grounds of fact and of right involved.

In the hypothesis of loss after any future legal proceedings, the amount involved will have to be paid, which will sensitize the period’s earnings.

i. amount provisioned (if applicable)	There are no provisions for contingency, as the perspective of process failure is both possible and remote.

26– Reference Form – 2013

4. Risk factors

Tax enforcement proceedings:	405.01.2011.018268-0
a. court	Municipal
b. jurisdiction	2nd Public Treasury Circuit Court of São Paulo
c. date brought	5/2/2011
d. parties to the proceedings	Defendant: Government of the Municipality of São Paulo. Plaintiff: Bradesco Leasing S/A Arrendamento Mercantil
e. sums, goods or rights involved	R$ 515,957,527.42
f. principal facts

Tax Execution No. 405.01.2011.018268-0 of the Municipal District of São Paulo (SP) against Bradesco Leasing for the collection of supposed debits of ISS on leasing transactions of its successful BCN Leasing, which was beased and maintained its operations in the Municipal District of Barueri (SP).
Tax Execution filed on 06/08/2007, originating from fines issued against the company already extinguished through incorporation (BCN Leasing).
The company was notified on 05/25/2011 and on 06/17/2011 presented a motion for advanced dismissal of enforceability founded on nullities of the preceding administrative procedures, partial illegitimancy, expiry and limitation.
The motion for advance dismissal of enforceability is pending judgment.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If the case is lost, the amount involved will have to be paid, thus impacting the result for the year.
i. amount provisioned (if applicable)	There is no contingency provision, as the prospect of loss is possible.

Judicial Proceedings:	MS 2000.51.01.006622-4
a. court	14th Federal Bench – Judicial Section of Rio de Janiero
b. jurisdiction	High Court of Justice
c. date brought	4/10/2000
d. parties to the proceedings	Defendant: Banco Saúde S/A. Plaintiff: INSS
e. sums, goods or rights involved	R$ 694,101,486.84
f. principal facts

Writ of mandamus filed by Bradesco Saúde S/A challeging the existence of the legal-tax relationship obliging it to withhold social security contributions on payments made to doctors/dentists.
In November 2001, an unfavorable sentence was awarded, which recognized the incidence of Social Security Contribution on payments made by applicants to doctors, and therefore the order remains rejected.
In February 2003, a sentence was awarded by TRF 3rd Region, which dismissed the applicant’s appeal to maintain the decision under recourse.
Special and extraordinary appeals have been lodged – both originally accepted. Currently, the return of records from the Prosecuting Counsel is being waited for determination of the judgment date.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	Deposit in court paid to Federal Revenue. Need to withhold social security contribution on payments made to doctors/dentists.
i. amount provisioned (if applicable)	The amounts deposited are provisioned.

27– Reference Form – 2013

4. Risk factors

Judicial Proceedings:	16327.720064/2012-20
a. court	Administrative
b. jurisdiction	First Instance – Federal Revenue Service Office Judgment (local acronym DRJ)
c. date brought	2/3/2012
d. parties to the proceedings	Defendant: Federal Authority (Brazil’s Federal Revenue) Plaintiff: Banco Bradesco S/A
e. sums, goods or rights involved	R$ 973,665,463.22
f. principal facts

Administrative Proceeding: It related to the penalty (single fine of 50%) on amounts compensated against COFINS credit derived from success in AO 2006.61.00.003422-0 (enlargement of the calculation base - Law No. 9,718/98), the entitlement to which was conceded by RFB in 2011, while the compensation also made in 2011 was rejected.

After being judged as favorable, in the ordinary proceedings, on 06/30/2011 the company filed a request for credit qualification, which was deferred on 08/22/2011. Therefore, the company started using the credit recognized by the RFB, however on 12/14/2011 the company was informed of the decision that denied the compensations made. With this undeferment, the company presented a manifestation of non-conformity. However, on 02/03/2012, the company received the notification related to the single fine of 50% established as a result of rejected compensations. On 03/05/2012, the company filed an appeal against that fine, which is pending of judgment by DRJ. Based on that appeal, the claim for the relevant amount is suspended.

g. chance of losing (probable, possible or remote)	Remote
h. analysis of impact if case is lost

If the proceedings at the administrative level end in a loss, the case will go to the courts, where the prospects of loss is also remote given the factual and legal grounds involved.

In the remote hypothesis of loss after any future legal proceedings, the amount involved will have to be paid, which will sensitize the period’s earnings.

i. amount provisioned (if applicable)	There is no contingency provision, since the prospect of losing the case is remote.

Judicial Proceedings:	16327.720430/2012-41
a. court	Administrative
b. jurisdiction	First Instance – Federal Revenue Service Office Judgment (local acronym DRJ)
c. date brought	4/13/2012
d. parties to the proceedings	Defendant: Federal Authority (Brazil’s Federal Revenue) Plaintiff: Ferrara Participações Ltda
e. sums, goods or rights involved	R$ 1,483,533,088.43
f. principal facts

Administrative Proceeding: IRPJ and CSLL fine notification related to the taxation of alleged capital gain from investment disposal.

With the Contestation pending judgment by the Brazilian Federal Tax Office – DRJ, the collection of the amount involved has been suspended.

g. chance of losing (probable, possible or remote)	Remote
h. analysis of impact if case is lost

If the case is lost in the administrative sphere, it will be discussed in court, where there is a good chance of success due to the grounds of fact and of right involved.

In the hypothesis of loss after any future legal proceedings, the amount involved will have to be paid, which will sensitize the period’s earnings.

i. amount provisioned (if applicable)	There is no contingency provision, since the prospect of losing the case is remote.

28– Reference Form – 2013

4. Risk factors

Below, we highlight cases no longer included in this item, compared with the 2012 Reference Form (base date 12/31/2011), and the reasons for their exclusion:

•         Legal Proceedings No. MS 2005.61.00.026014-8 – Proceeding where there is a plea to calculate and collect the Cofins, as per October 2005, on the effective turnover, whose concept is stated in Article 2 of LC No. 70/91, moving away from the unconstitutional expansion of the calculation basis intended by paragraph 1 of Article 3 of Law No. 9,718/98.

Date brought: 11/14/2005.

Case excluded for not reaching the criterion used for materiality.

•         Administrative Procedure No. 16327.721663/2011-80 – Fine of IRPJ and CSLL related to the gloss of expense of premium amortization in the sale of the investment.

Date brought: 12/07/2011.

Case excluded for not reaching the criterion used for materiality.

4.4 - Non-confidential judicial, administrative or arbitration proceedings in which the other parties are managers, former managers, controllers, former controllers, or investors

We are not involved in any case covered by the conditions mentioned in item 4.4.

 4.5 - Significant confidential cases

We are not involved in any case covered by the conditions mentioned in item 4.5.

4.6 - Repeated or related significant and non-confidential judicial, administrative or arbitration proceedings, as a whole

Civil liability action in which customers who had amounts invested in savings accounts when government economic plans were introduced (“Bresser Plan,” “Summer Plan” and the “Collor Plan”) claim that they were adversely affected by altered indices used to adjust savings.

a)      amounts involved: R$1,650,730,073.28

b)     amount provisioned (if applicable ): R$1,650,730,073.28

c)      practice of the issuer or its subsidiary that gave rise to this contingency:  Like all the other financial institutions, the issuer complied with legislative programs designed to control inflation in 1987, 1989 and 1999, which were known as the "Bresser Plan," "Summer Plan" and "Collor Plan" respectively. These "Plans" modified indices used for inflation adjustment of amounts in savings accounts. Now, some 20 years later, account holders alleging losses due to these alterations are asking the courts to order financial institutions to use the previous indices.

Individually none of these cases involve significant amounts.

4.7 - Other material contingencies

There are no significant contingencies other than those covered in previous items.

4.8 - Rules of the country of origin or country in which securities are custodied

Not applicable as Bradesco is not classed as a foreign issuer.

29– Reference Form – 2013

5. Market risk

5. Market risk

5.1 - Description of principal market risks

Bradesco is exposed to market risks inherent to its business, such as currency risk and interest rate risk, since its role as financial intermediary involves borrowing and lending/financing using various types of indexers.

As good governance practice for its risk management, Bradesco has an ongoing process for managing its positions, which includes control of all positions exposed to market risk using measures consistent with best practices internationally and the New Capital Accord – Basel II. There is an area monitoring and controlling limits for market risk exposure independently of trading business areas.

Proposed risk limits are validated by specific business committees and ratified by the Risk and Capital Allocation Integrated Management committee, to be submitted for approval by the Board of Directors, depending on the characteristics of transactions, which are separated into the following portfolios:

Trading Portfolio: consists of all transactions with financial instruments, including derivatives, held with the intention of trading or to hedge other trading portfolio assets, and not subject to restrictions on their tradability. Operations remaining for negotiation are those related to resale, acquisition of benefits from effective or expected price changes, or arbitration.

Banking Portfolio: transactions not classified in the Trading Portfolio. Consist of structural transactions derived from the Organization's different lines of business and its respective hedging transactions.

Market Risk Measurement Models

Market risk is measured and controlled using methodologies that are adequate to each situation, such as Value at Risk (VaR), Economic Value Equity (EVE), stress testing and sensitivity analysis, in addition to limits of management of results and financial exposure.

Trading Portfolio and Banking Portfolio Equity Risk

Although controlled separately, risks relating to the Trading and Banking portfolio equity positions are measured using the Delta-Normal VaR methodology, adjusted by Gamma and Vega risks from option operations, for one-day horizons, with a confidence level of 99%, and volatility and correlation levels are calculated using statistical methods that give higher weightings to recent returns.

The Trading Portfolio risk is also controlled by stress testing to quantify the negative impact of economic shocks and events that are financially unfavorable for our positions. Analysis uses stress scenarios prepared by our Market Risk and Economic units, based on historical and prospective data for risk factors affecting Trading Portfolio positions.

Banking Portfolio – Interest Rate Risk

Measurement and control of interest rate risk for the Banking portfolio uses EVE methodology, which measures economic impact on positions arising from scenarios prepared by our Economics units, which chart any positive or negative changes in yield curves affecting our investments and funding efforts.

EVE methodology consists of re-pricing the portfolio subject to interest-rate variation taking into account increases or decreases in the rates used for calculating present value and total tenor/expiration of assets and liabilities. On this basis, the portfolio's economic value is calculated for interest rates on the date of the analysis and for scenarios projected over a one-year horizon. Any difference between the values obtained for the portfolio will be the EVE, or interest-rate risk attributed to the portfolio.

30– Reference Form – 2013

5. Market risk

Evolution of Exposure to Risk

This section shows the evolution of Trading portfolio's VaR and stress analysis. Finally, we show the data from sensitivity testing as per the criteria defined in CVM Instruction No. 475/08.

VaR Internal Model – Trading Portfolio

The total value at risk at the end of 2012 showed an increase compared to 2011, as shown in the table below:

		R$ thousand
Risk Factors	Dec12	Dec11
Fixed	94,956	34,963
IPCA / IGP-M	116,608	82,986
Forex Coupon	11,553	18,352
Foreign Currency	23,641	38,360
Equities	9,209	47,040
Sovereigns/eurobonds and treasuries	19,760	21,902
Other	4,245	48
Correlation/diversification effect	(79,699)	(114,819)
VaR at end year	200,272	128,832

VaR at mid year	189,445	81,133
VaR year low	82,476	19,749
VaR year high	540,027	241,081

Stress Analysis – Trading Portfolio

To estimate any loss not covered by VaR, the organization conducts daily assessments of any impacts on positions in stress scenarios for 20-day horizons. Taking into account the effect of diversification across risk factors, the estimated medium possibility of loss in stress situations would be R$1,388 million in December 2012, while estimated maximum loss would be R$2,489 million.

				R$ thousand
	With diversification (with stress situation)		Without diversification (without stress situation)
	Dec12	Dec11	Dec12	Dec11
End year	1,438,977	1,424,216	2,207,422	2,067,878
Mid year	1,388,024	979,965	2,087,586	1,391,848
Year low	334,096	104,878	852,719	237,549
Year high	2,489,434	2,267,302	3,346,254	2,813,747

Sensitivity analysis

The Trading portfolio is also monitored by daily sensitivity analysis, which measures the effect of varying market curves and prices on our positions. In addition, we run a quarterly sensitivity analysis of our financial exposure (Trading  and Banking  portfolios) in compliance with CVM Instruction No. 475/08. However, note that the impacts of the Banking  portfolio's financial exposure (particularly the interest rate and price indices factors) do not necessarily represent potential accounting losses for the Organization. This is because some Banking  portfolio loans are financed by sight deposits and/or savings, which are natural hedges against any interest-rate fluctuations; interest-rate fluctuations do not have a material impact on our earnings, since securities are intended to be held to maturity.

31– Reference Form – 2013

5. Market risk

							R$ thousand
Trading and Banking Portfolio (1)		Dec12			Dec11
		1	2	3	1	2	3
Interest Rate in BRL	Exposures subject to varying predetermined interest rates and interest-rate coupon.	(11,099)	(2,128,929)	(4,115,092)	(6,277)	(1,568,110)	(2,971,275)
Price Indices	Exposures subject to varying price-index coupons.	(22,273)	(1,902,223)	(3,448,019)	(11,480)	(1,422,256)	(2,590,408)
Forex Coupon	Exposures subject to varying foreign-currency coupons.	(661)	(58,363)	(109,978)	(438)	(40,667)	(79,234)
Foreign Currency	Exposures subject to currency rate variations.	(11,347)	(164,807)	(305,127)	(11,171)	(279,274)	(558,549)
Equities	Exposures subject to share-price variations.	(19,079)	(469,601)	(934,884)	(19,096)	(477,394)	(954,788)
Sovereigns/Eurobonds and Treasuries	Exposures subject to variations in the interest rate on securities traded on the international market.	(1,115)	(44,355)	(87,136)	(1,989)	(27,072)	(54,338)
Other	Exposures not covered by the previous definitions.	(82)	(2,056)	(4,112)	(66)	(1,644)	(3,288)
Total without correlation		(65,656)	(4,770,334)	(9,004,348)	(50,517)	(3,816,417)	(7,211,880)
Total with correlation (2)		(36,642)	(3,712,361)	(6,979,548)	(31,594)	(2,773,835)	(5,210,427)
(1) Amounts net of tax effects; and (2) “With correlation” considers the impact each variable has on another variable.

The sensitivity analysis shown below applies exclusively to the Trading  portfolio and shows exposures that may have significant impacts on the Organization's results.  Note that the results show impacts for each scenario in a static portfolio position. Given the dynamic nature of the market, these positions are continuously changing and do not necessarily reflect the position here stated. In addition, as mentioned previously, the Bank is continuously managing market risk, and constantly analyzing the market's dynamism to find ways of mitigating/minimizing associated risks in accordance with strategy determined by Senior Management. Therefore, in cases of signs of deterioration of a certain position, we take proactive initiatives to minimize possible negative impacts and maximize risk-return ratios for the Organization.

							R$ thousand
Trading Portfolio (1)		Dec12			Dec11
		1	2	3	1	2	3
Interest Rate in BRL	Exposures subject to varying predetermined interest rates and interest-rate coupon.	(1,596)	(300,144)	(577,467)	(750)	(186,845)	(361,825)
Price Indices	Exposures subject to varying price-index coupons.	(2,864)	(256,727)	(489,707)	(2,258)	(292,015)	(560,960)
Forex Coupon	Exposures subject to varying foreign-currency coupons.	(649)	(55,701)	(104,875)	(596)	(54,802)	(106,992)
Foreign Currency	Exposures subject to currency rate variations.	(12,312)	(216,083)	(418,084)	(10,255)	(256,370)	(512,739)
Equities	Exposures subject to share-price variations.	(1,537)	(31,882)	(60,427)	(3,940)	(98,511)	(197,023)
Sovereigns/Eurobonds and Treasuries	Exposures subject to variations in the interest rate on securities traded on the international market.	(1,001)	(41,733)	(81,194)	(1,985)	(25,277)	(50,144)
Other	Exposures not covered by the previous definitions.	(49)	(1,232)	(2,464)	-	(16)	(32)
Total without correlation		(20,008)	(903,502)	(1,734,218)	(19,784)	(913,836)	(1,789,715)
Total with correlation (2)		(13,585)	(580,483)	(1,111,507)	(13,270)	(512,229)	(995,375)
(1) Amounts net of tax effects; and (2) “With correlation” considers the impact each variable has on another variable.

Sensitivity analyses were performed using scenarios prepared for the respective dates, in all cases using market information data for the periods and scenarios that would adversely affect our positions.

Scenario 1: Based on market information (BM&FBovespa, Anbima, etc.), shocks were applied for a 1 basis point interest rate hike and 1% price variation. For example: in the scenario applied to positions as of 12.31.2012, the dollar was quoted at R$2.06. For the interest-rate scenario, the 1-year fixed rate applied to positions as of 12.31.2012 was 7.15% per annum.

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5. Market risk

Scenario 2: 25% shocks were determined based on the market. For example: in the scenario applied to positions as of 12.31.2012, the dollar was quoted at R$2.55. For the interest-rate scenario, the 1-year fixed rate applied to positions as of 12.31.2012 was 8.92% per annum. The scenarios for the other risk factors also accounts for 25% shocks in their yield curves or prices.

Scenario 3: 50% shocks were determined based on the market. For example: in the scenario applied to positions as of 12.31.2012, the dollar was quoted at R$3.06. For the interest-rate scenario, the 1-year fixed rate applied to positions as of 12.31.2012 was 10.71% per annum. The scenarios for the other risk factors also accounts for 50% shocks in their yield curves or prices.

5.2 - Description of market risk management policy

a)     risks for which hedging is sought

The Treasury Department is the only unit in the Organization with a mandate to assume risks in the Trading Portfolio. In addition, Treasury is responsible for decisions to mitigate risk in the financial conglomerate's commercial portfolio, which involves volatility, currency, liquidity, share price and interest rate risk.

All Organization’s exposures to market risk are admitted up to the limits established by the Board of Directors, which are reviewed at least annually.

b)    asset protection strategy (hedging)

The Organization's Treasury has a hedging policy determining that its hedging transactions must necessarily cancel out or mitigate risks of mismatch in quantities, terms, currencies and indexes, and be within the limits of risk exposure approved by the Board of Directors.

c)     instruments used for asset protection (hedging)

Given the characteristics of its business and its international operations, the Organization uses a number of financial instruments for hedging, including trading in securities issued by governments or private companies, as well as exchange-traded or OTC derivatives.

d)    Parameters used for managing these risks

Proposed risk limits are validated by specific business committees and ratified by the Risk and Capital Allocation Integrated Management committee, then submitted for approval by the Board of Directors, depending on the characteristics of Trading and Banking portfolio transactions.

The Integrated Risk Control Department acts separately from business management to monitor compliance with limits set and produces management reports to control positions that are sent to business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

The following Trading Portfolio limits are monitored:

•         Risk;

•         Stress;

•         Result; and

•         Financial Exposure.

The following Banking Portfolio limits are monitored:

•         Interest Rate Risk; and

•         Stock Portfolio.

In addition to the above-mentioned limits, there are specific limits for each Treasury Department trader.

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5. Market risk

e)     whether issuer trades in financial instruments for purposes other than asset protection (hedging) and what these purposes are

As part of its proposal as a financial institution, the Organization meets customer demand for swaps, term and other transactions, as well as proprietary treasury trades within the limits of market risk exposure set by the Board of Directors.

f)      organizational structure for controlling risk management

Market risk management process is carried out in a corporate, centralized and independent way. That process involves several areas with specific duties in market risk measurement and control, what has allowed the Organization to be the first BACEN-authorized financial institution in the country to use its internal market risk models as from January 2013, which had already been used by its management to estimate the statutory capital. The management process approved by the Board of Directors is also revalidated every year by the Board of Directors and its Committees.

The Integrated Risk Control Department's mission is to foster and facilitate control of the Organization's risk and capital allocation activities independently, consistently, and transparently on an integrated basis, and it has the responsibility to:

•         Propose methods for measuring risks;

•         Detect, calculate, and report risks;

•         Control calculated risks in relation to limits set;

•         Calculate capital allocation; and

•         Propose and decide policies and revisions, rules and procedures relating to market and liquidity risk management.

Macro-process for market risk management

Shareholders' General Meeting
Fiscal Council
Committee for Integrated Risk Management and Capital Allocation
Committee for Internal Controls and Compliance
Committee for Audit
General Inspectorate
Board of Directors
Presidency
Board of Executive Officers
Executive Committee for Market and Liquidity Risk Management
Executive Committee for Basel II Application
Executive Committee - Bradesco Insurance and Pensions Group Risk Management
Executive Committee for Treasury
Executive Committee for Products and Services
Executive Committee for Disclosure
Mark to market commission
• Proposes models for mark to market commission.
Commission on Liquidity Risk
• Proposes and refers to systemic and specific stress scenarios.
Departmental Commission for Products and Services
• Analyze and issue report on proposal to alter products, or create new ones.
Business units/Branches
• Identifies the customers' needs and develops new products;
• Proposes limits depending on approved budget;
• Manages risk exposure in line with policies and limits.
Back Offices
• Supplies trading/transaction positions;
• Mark to market;
• Provides the tools/reports on liquidity control on a daily basis;
• Updates the liquidity reports along the day;
• Prepares reports on past changes and also on future situations;
• Checks the compliance with the minimum liquidity level on a daily basis;
• Provides weekly reports to the Board of Executive Officers.
DPOC (1)
• Prepares budget;
• Follows the budget x actual performance ratios;
• Carries out capital management.
DEPEC (2)
• Prepares alternative and stress scenarios.
Central Bank
• Supervises the whole risk management process.
DCIR Market and Liquidity Risk (2)
• Proposes the institution and reviews of policies, regulations and procedures related to management of market risks and liquidity (market and capital flow);
• Identifies, calculates and report risks;
• Proposes risk measurement methodology;
• Controls risks calculated in relation to established limits;
• Calculates capital allocation.
Periodical Reports
DCIC (3)
• Assists the branches in identifying the risks and adequacy of controls and in preparing compliance tests to be conducted by Compliance Agents;
• Independently validate internal models used for risk management;
• Identifies, classifies and evaluates risks and controls inherent to the facility;
• Performs tests of adherence to internal controls.
DCG (4)
• Establishes the accounting guidelines, prepares and consolidates the economic-financial information;
• Calculates the capital (Reference Equity);
• Provides monthly information for risk management.
External Auditing
• Certifies (integrity testing) the database, account reconciliation etc.;
• Issues opinions.
DRM (5)
• Submits reports to the Disclosure Committee for appreciation;
• Discloses reports to the market.
DOM (7)
• Provides solutions for improvements in structures, management and processes;
• Tracks and monitors the strategic risk management projects.

(1)                    Planning, Budget and Control Department (“DPOC”);
(2)                    Integrated Risk Control Department (“DCIR”);
(3)                    Internal Controls and Compliance Department (“DCIC”);
(4)                    General Accounting Department (“DCG”);
(5)                    Market Relations Department (“DRM”);
(6)                    Economic Research and Studies Department (“DEPEC”); and
(7)                    Organization and Methods Department (“DOM”).

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5. Market risk

The market risk is monitored by meetings of the Treasury's Executive Committees, and Market and Liquidity Risk management departments. In addition, monitoring is also carried out by the Integrated Risk Management and Capital Allocation Committee, which is also responsible for holding special meetings to review positions and situations in which risk exposure limits may be exceeded, thus prompting the Board to take measures and adopt strategies for validation as required.

The Integrated Risk Management and Capital Allocation Committee have the following responsibilities:

•         ensure compliance with the Organization's risk management policies;

•         ensure the efficacy of the risk management process;

•         adopt exposure limits by type of risk, depending on risk appetite approved by the Board of Directors;

•         validate and submit to the Board of Directors:

  I. policies for risk and capital management;
  II. proposals for risk appetite and exposure limits by type of risks; and
  III. the results of reviews of risk and capital management policies and structures at intervals stated in regulations, or more often;

•         report to the Board of Directors on risk management, capital requirements and adequacy, any material alterations of strategies adopted, and the status of business continuity plans;

•         be informed of internal and external audit reports pertaining to risk management and results relating to Independent Model Validation;

•         regularly inform the Board of Directors of the Committee's activities;

•         review and propose to the Board of Directors updates to the Risk Management Executive Committee's rules and regulations when necessary; and

•         provide the Board of Directors with comprehensive and integrated overviews of risks and their impacts on capital.

Market and Liquidity Risk Executive Committee has the following responsibilities:

•         ensure compliance with the Organization's Risk Management and Market Liquidity policies;

•         ensure the efficacy of market and liquidity risk management processes in the ambit of the Organization;

•         adopt and revise, in relation to management of market and liquidity risks:

  I. definitions, criteria and tools; and
II. measure(s) adopted for statistics, econometrics, and mathematical modeling methods;

•         evaluate and submit policy structure, roles, responsibilities and procedures of the dependencies involved in market and liquidity risk management for validation by Bradesco's Integrated Risk Management and Capital Allocation Committee, as well as reviews conducted annually or more often;

•         validate results from backtesting models and other matters deemed pertinent;

•         establish conditions for review works by the validation area separately from models from Internal Control and Compliance Department – DCIC, and by internal and independent audits; and

•         delegate responsibilities to technical committees involved in market and liquidity risk management.

Finally, the Treasury Executive Committee's responsibilities are:

•         reporting and monitoring performance, behavior and risks of different portfolios and benchmarks maintained by the Organization, including liquidity reserves;

•         defining Treasury's strategies to optimize results, based on analyzing political-economic scenarios locally and internationally;

•         validating proposed risk exposure tolerance limits for Treasury to be submitted for approval by the Integrated Risk Management and Capital Allocation Committee;

•         validating proposed liquidity policy, to be subject to approval by the Integrated Risk Management and Capital Allocation Committee;

•         holding special meetings to review positions and situations in which risk exposure and tolerance limits are exceeded; and

•         discuss and decide in relation to new products traded on financial markets.

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5. Market risk

g)    adequacy of operational structure and internal controls for verifying the effectiveness of policy adopted

The Organization has its specific Internal Controls and Compliance Department (locally DCIC) which is segregated from those running trading business and corporate risk management, and runs a unit focusing on internal controls and compliance. This department also has a unit tasked with independently validating models and gauging the adherence and adequacy of models used for risk management. Additionally, all the Organization's departments and companies have persons responsible for introducing, appraising and deploying controls, and applicable adherence tests.

There is also the General Inspection Department, which is responsible for the Organization's internal auditing.

5.3 - Significant alterations of principal market risks

In relation to risk management policy, an annual review is conducted by the Board of Directors, and it has not been materially altered in the period.

As shown in item 5.1, there were no alterations in means used for mitigating risks, thus upholding the institution's conservative profile. The bank's risk levels have historically been related to the yield curve of both nominal and real interest rates.

Bradesco forwards daily reports to the Central Bank showing the market risk of its trading portfolio, with its exposures to foreign currency and commodities. In this case, the reported risk is calculated based on the standard model established by the Central Bank and on the internal model as from January 2013, and is used to measure the regulatory capital the Organization must hold to support risks involved in its activities. Therefore, like other financial institutions, the Bradesco Organization operates in accordance with Central Bank rules, and its risks are subject to the Basel index, which determines an institution's maximum leverage depending on its reference equity.

5.4 - Other material information

Bradesco supplies weekly reports to its Senior Management, its Board of Directors and the Central Bank of Brazil showing interest rate risk for its Banking Portfolio, which include all the financial conglomerate's companies.

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6. Issuer history

6. Issuer history

6.1 / 6.2 / 6.4 - Incorporation of issuer, duration and date of registration with the Brazilian Securities and Exchange Commission CVM

Incorporation of issuer, duration and date of registration with the Brazilian Securities and Exchange Commission CVM
Issuer's incorporation date	1/5/1943
Issuer's incorporation format	Privately held business corporation, incorporated as a commercial bank.
Country of incorporation	Brazil
Duration	Indefinite duration
CVM registration date	7/20/1977

6.3 - Brief history

Banco Bradesco S.A. was founded in 1943 as a commercial bank under the name of Banco Brasileiro de Descontos S.A. In 1948, we embarked on a period of intensive growth to become the largest private-sector commercial bank in Brazil by the late 1960s. We expanded our activities all over Brazil in the 1970s, and gained new urban and rural markets.

In 1988, as authorized by the Central Bank of Brazil, Bradesco was reorganized as a "multiple bank" or "universal bank;" the housing finance company was absorbed in order to operate commercial and real estate portfolios, and its business name was altered to Bradesco S.A. – Banco Comercial e de Crédito Imobiliário and on 01.13.1989, it was again changed to Banco Bradesco S.A.

In 1989, the company known as Financiadora Bradesco S.A. Crédito, Financiamento e Investimentos altered its business name and its business purpose, which led to the Central Bank of Brazil canceling its authorization to operate as a financial institution, and its Credit, Financing and Investment Portfolio was then constituted, and in 1992 Banco Bradesco de Investimento S.A. (BBI) was absorbed by Bradesco, when the Investment Portfolio was assembled.

We are one of Brazil's largest private-sector banks in terms of total assets. We provide a wide range of banking products and financial services in Brazil and internationally for individuals and business (small, mid-size and large companies). We have the most extensive private sector branch and service network in Brazil, allowing us to reach a diverse customer base. Our products and services include banking transactions such as: making loans and accepting deposits, issuing credit cards, managing groups of consumers buying durables by installment (known locally as "consortiums"), insurance, certificated savings plans with prize draws, leasing, collection and payment processing, private pension plans, asset management, and broker and dealer services for financial securities.

6.5 - Main corporate events occurring in issuer, subsidiaries or affiliated companies

2012:

a)     event

Bradesco transferred to Experian Brasil its equity interest in Serasa S.A.

b)    main conditions of the deal

date: 11.23.2012

details of the transaction: Through its subsidiaries, Bradesco transferred 308,676 shares issued by Serasa S.A, thus generating a profit before taxes of R$ 793.3 million.

pending approval by regulators: none.

effects of the decision on the transaction: Bradesco transferred its equity interest in the capital stock of Serasa S.A.

c)     companies involved

Banco Bradesco Financiamentos S.A. and Embaúba Holdings Ltda.

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6. Issuer history

d)    effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)     corporate structure before and after the transaction

Not applicable.

2011

a)     event

Bradesco acquires CBSS shares

b)    main conditions of the deal

date: 01.24.2011

details of the transaction: Bradesco acquired shares in Companhia Brasileira de Soluções e Serviços - CBSS held by Visa International Service Association corresponding to 5.01% of the share capital of CBSS, for the amount of R$85.8 million.

pending approval by regulators: none.

effects of the decision on the transaction: Bradesco raised its holding from 45% to 50.01%, thus strengthening its interest in the capital of companies operating in the card market.

c)     companies involved

Banco Bradesco S.A., Companhia Brasileira de Soluções e Serviços – CBSS, and Visa Internacional Service Association.

d)    effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)     corporate structure before and after the transaction

Not applicable.

a)     event

Banco Bradesco S.A. and Banco do Brasil S.A. signed a new binding memorandum of understanding to develop and integrate joint business by setting up a business holding company ("Elo Participações") to launch the Elo flag.

b)    main conditions of the deal

date: 03.15.2011

details of the transaction: Elo Participações is 50.01% owned by Bradesco and 49.99% by Banco do Brasil and cover certain business related to electronic payments, which include:

Elo Serviços S.A., owner and manager of Elo flag credit cards, debit and prepaid cards;

Integration of Companhia Brasileira de Soluções e Serviços (“CBSS”), directly and indirectly to the business of Elo Participações;

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6. Issuer history

Sale to CBSS of 100% (one hundred percent) of shares held by Bradesco and/or its affiliates in IBI Promotora de Vendas Ltda., of the customer base and business related to this sales channel for the amount of R$419,000,000.00 (four hundred nineteen million reais). This transaction is subject to: (i) the parties holding negotiations to sign definitive documents; and (ii) compliance with applicable legislation;

All other initially expected transactions that have not finalized yet will depend on the completion of definitive documents and compliance with applicable legal and regulatory formalities.

pending approval by regulators: none.

effects of the decision on the transaction: Elo Participações holds 50.01% of Bradesco and 49.99% of Banco do Brasil.

c)     companies involved

Banco Bradesco S.A., Banco do Brasil S.A. and Companhia Brasileira de Soluções e Serviços – CBSS.

d)    effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)     corporate structure before and after the transaction

Not applicable.

a)     event

Acquisition of shareholder control of Banco do Estado do Rio de Janeiro S.A. - BERJ

b)    main conditions of the deal

date: 05.20.2011

details of the transaction: the transaction involved the purchase of 96.99% of BERJ's common shares and 95.21% of its preferred shares corresponding to 96.23% of total capital, for R$1.025 billion (BERJ Price).

By acquiring BERJ, Bradesco was enabled to provide payroll services for the state government of Rio de Janeiro, along with its vendor/supplier payments and state-tax collection services, among other services, from January 2012 through December 2014. Bradesco will pay R$748.7 million (Payroll Price) for the right to provide this service.

The payment of the above-mentioned amounts will follow this schedule:

•         20% of BERJ Price and 100% of Payroll Price within 5 days of meeting certain conditions, including Central Bank of Brazil approval for transfer of BERJ 's shareholder control and signing a purchase and sale agreement for the single lot of shares; and

•         80% of BERJ price within 5 days of confirming the existence of BERJ's tax credit, and the possibility of its realization.

The above amounts are subject to adjusted at the Selic rate for the period through the date when the payment is made.

On concluding purchase and sale of the shares, Bradesco made a public offering to minority shareholders pursuant to Article 254 of Law No. 6,404/76 and CVM Instruction No. 361/02.

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6. Issuer history

The following are BERJ's key numbers based on the financial statements of 12.31.2010:

R$ million
Active	672
Shareholder equity	230
Tax credit not posted	1,375

Other Information:

State government employees (active and inactive)	440 thousand
Gross payroll - month	R$1.2 billion
Active vendors/suppliers	4,300
Annual collection of state taxes	R$23 billion

pending approval by regulators: none.

effects of the decision on the transaction: Through this acquisition, Bradesco expands its presence in the state of Rio de Janeiro and reaffirms its confidence in its development. This acquisition has strategic value for Bradesco and its shareholders, since it adds hundreds of thousands of new customers in a state that has great economic potential and in which significant investments being made, in particular to extract oil from the pre-salt layer, to host the Rio 2016 Olympics, and for the FIFA World Cup in 2014.

c)     companies involved

Banco Bradesco S.A. and Banco do Estado do Rio de Janeiro S.A. – BERJ.

d)    effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)     corporate structure before and after the transaction

Not applicable.

2010

a)     event

Bradesco acquires shareholder control of Ibi México and signs partnership agreement with C&A México

b)    main conditions of the deal

date of commitment to acquisition: 01.21.2010

date of the transaction conclusion: 06.02.2010

price: 2,104.0 million Mexican pesos, equivalent to approximately R$297.6 million.

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6. Issuer history

details of the transaction: acquisition by Bradesco of entire share capital Ibi Services S. de R. L. México (Ibi México) and RFS Human Management S. de R.L.

pending approval by regulators: none.

effects of the decision on the transaction: partnership agreement signed with C&A México S. de R.L. (C&A México) for a period of 20 years, for exclusive rights to market products and services through C&A México chain stores.

c)     companies involved

Banco Bradesco S.A., Ibi Services S. de R. L. México (Ibi México), and RFS Human Management S. de R.L.

d)    effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)     corporate structure before and after the transaction

Not applicable.

a)     event

Bradesco signs memorandum of understanding with BB and Santander consolidating operations of their respective networks of external self-service terminals

b)    main conditions of the deal

date: 02.11.2010

details of the transaction: signed memorandum of understanding for the purpose of facilitating consolidation of operations of the networks of external self-service terminals (ATMs outside branches).

pending approval by regulators: none.

effects of the decision on the transaction: Upon the completion of this operation, we intend to have a business model to allow our customers to access some 11,000 External ATMs.

c)     companies involved

Banco Bradesco S.A., Banco do Brasil S.A. and Banco Santander (Brasil) S.A.

d)    effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)     corporate structure before and after the transaction

Not applicable.

a)     event

Bradesco acquires part of the shares of Cielo and CBSS owned by Santander Spain

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6. Issuer history

b)    main conditions of the deal

date of commitment to acquisition: 04.23.2010

date of the transaction conclusion: 07.13.2010

details of the transaction: details of the transaction: acquisition of part of the shares held by Santander Spain in the following companies:

•         Cielo S.A. (Cielo), corresponding to 2.09% of share capital, for the amount of R$431.7 million; and

•         Companhia Brasileira de Soluções e Serviços – CBSS, corresponding to 10.67% of share capital for the value of R$141.4 million.

pending approval by regulators: none.

effects of the decision on the transaction: Bradesco's holding in Cielo rose from 26.56% to 28.65%, and Bradesco holding in CBSS rose from 34.33% to 45.00%.

c)     companies involved

Banco Bradesco S.A., Cielo S.A., Companhia Brasileira de Soluções e Serviços - CBSS and Grupo Santander Espanha.

d)    effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)     corporate structure before and after the transaction

Not applicable.

a)     event

Banco Bradesco, Banco do Brasil, and Caixa Econômica Federal sign Memorandum of Understanding to operate the Brazilian card flag Elo and undertake new business with prepaid cards

b)    main conditions of the deal

date of non-binding commitment between Bradesco and BB: 04.27.2010 date of commitment between Bradesco, BB and CEF: 08.09.2010

detail of transaction with Banco do Brasil on 04.27.2010: Bradesco and Banco do Brasil signed a memorandum of understanding to develop a business model in order to:

•         join part of their card operations;

•         launch a Brazilian credit, debit and prepaid card flag for account holders and non-account holders;

•         jointly format new business for private label cards (cards offered to non-account holder customers via retail partners);

•         set up a company to sell cards to certain groups of non-account holder customers;

•         transfer interests in CBSS S.A. held by both institutions and their subsidiaries, to a company to be created.

detail of transaction with Caixa Econômica Federal, 08.09.2010: Bradesco, together with Banco do Brasil S.A., signed a memorandum of understanding with Caixa Econômica Federal (Caixa) in relation to:

•         Caixa's participation in the company to be set up, which will manage Brazilian flag Elo's credit, debit and prepaid cards for both account-holder customers of the respective banks and non-account holders;

•         assess the possibility of developing new business for prepaid cards by setting up a means-of-payment company or using existing companies aligned with this business.

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6. Issuer history

A binding commitment between Banco Bradesco S.A. and Banco do Brasil S.A. was signed on 03.15.2011.

detail of transaction with Banco do Brasil: moving forward from the memorandum of understanding signed on 04.27.2010, Bradesco signed a new binding memo with Banco do Brasil to develop and integrate joint business by setting up a business holding company ("Elo Participações") to launch the Elo flag.

Elo Participações will be 50.01% owned by Bradesco and 49.99% by Banco do Brasil and cover certain business related to electronic payments, which include:

•         Elo Serviços S.A., owner and manager of Elo flag credit cards, debit and prepaid cards;

•         Integration of Companhia Brasileira de Soluções e Serviços – CBSS, directly and indirectly to the business of Elo Participações;

•         Sale to CBSS of 100% of shares held by Bradesco and/or its affiliates in IBI Promotora de Vendas Ltda., of the customer base and business related to this sales channel for the amount of R$419 million. This transaction is subject to: (i) the parties holding negotiations to sign definitive documents; and (ii) compliance with applicable legislation;

All other initially expected transactions that have not finalized yet will depend on the completion of definitive documents and compliance with applicable legal and regulatory formalities.

Bradesco together with Banco do Brasil has reached the stage of final talks with Caixa Econômica Federal to integrate the latter to the launch of Elo flag cards.

pending approval by regulators: none.

effects of the decision on the transaction: the new nationwide Elo flag for credit, debit and prepaid cards for both account holders and non-account holders.

c)     companies involved

Banco Bradesco S.A., Banco do Brasil S.A. and Caixa Econômica Federal.

d)    effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)     corporate structure before and after the transaction

Not applicable.

a)     event

Bradesco Seguros, ZNT Empreendimentos and Odontoprev signed a non-binding memorandum of understanding to set up a strategic alliance for the development and marketing of dental health products.

b)    main conditions of the deal

date: 08.19.2010

details of the transaction: Odontoprev S.A. and its controllers Bradesco Seguros S.A. and ZNT Empreendimentos, Comércio e Participações Ltda., signed with BB Seguros Participações S.A., a memorandum of understanding to form a strategic alliance for the development and marketing of dental health products.

pending approval by regulators: none.

effects of the decision on the transaction: setting up a new company with of 75% of total capital (49.99% of voting and 100% of preferred capital) from BB Seguros and 25% of total capital (50.01% of voting capital) from Odontoprev. BB Insurance will take part indirectly with up to 10% of the total capital of Odontoprev through a holding company to be formed between BB Seguros, Bradesco and ZNT.

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6. Issuer history

As a result of this transaction, the availability of Banco do Brasil S.A.'s distribution channels on an exclusive basis will be assured for Odontoprev to market dental health products under the terms of the strategic partnership, for a period of 10 years, including dental plans for Banco do Brasil S.A. employees and their dependents.

c)     companies involved

Banco Bradesco S.A., Bradesco Seguros S.A., BB Seguros Participações S.A., ZNT Empreendimentos, Comércio e Participações Ltda. and OdontoPrev S.A.

d)    effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)     corporate structure before and after the transaction

Not applicable.

event

Bradesco signs an agreement with CPM Braxis and other shareholders of the latter to transfer its controlling interest to Capgemini.

a)     main conditions of the deal

date: 09.02.2010

details of the transaction: Bradesco, together with its subsidiary CPM Braxis S.A. and its other shareholders, signed an agreement with Capgemini SA through which Capgemini acquired 55% of CPM Braxis stock and became its controlling shareholder.

pending approval by regulators: none.

effects of the decision on the transaction: with the conclusion of the transaction, Bradesco sold 35% of its interest in CPM Braxis for the amount of approximately R$104 million, and continued to hold 20% of its total capital.

b)    companies involved

Banco Bradesco S.A., CPM Braxis and Capgemini S.A.

c)     effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

d)    corporate structure before and after the transaction

Not applicable.

6.6. - Information on any filing for bankruptcy based on material value or judicial or extrajudicial recovery

There is not and there has not been any event of this nature related to the Company.

6.7 - Other material information

There is no further information that we believe to be significant.

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7. Issuer Business Activities

7. Issuer Business Activities

7.1 - Description of the business activities of the issuer and its subsidiaries

We were founded in 1943 as a commercial bank under the name "Banco Brasileiro de Descontos S.A." In 1948, we began a period of aggressive expansion, which led to our becoming the largest private‑sector (non‑government‑controlled) commercial bank in Brazil by the end of the 1960s. We expanded our activities nationwide during the 1970s and conquered urban and rural markets in Brazil. In 1988 we merged with our real estate finance, investment bank and consumer credit subsidiaries to become a multiple service bank and changed our name to Banco Bradesco S.A.

We are currently one of the largest banks in Brazil in terms of total assets. We offer a wide range of banking and financial products and services in Brazil and abroad to individuals, large, mid‑sized and small companies and major local and international corporations and institutions. We have the most extensive private‑sector branch and service network in Brazil, allowing us to reach a diverse customer base. Our products and services encompass banking operations such as loans and advances and deposit‑taking, credit card issuance, purchasing consortiums, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services.

We operate and manage our business through two operational segments: (i) the banking segment and (ii) the insurance, pension and capitalization bonds segment.

Our segments are managed on the basis of the types of products and services offered and their related customer bases.

In our bank segment, we offer a range of bank products and services to our customers, including deposit, loan and advance operations, debt and credit cards and capital market services through our extensive distribution network. In our insurance, social security and capitalization segment, we offer to our customers a range of products and services including life, health, accident, automotive and property insurance; individual and corporate pension plans, as well as capitalization bonds, through our extensive distribution network.

The Organization was originally registered with the “BM&FBovespa” (São Paulo Stock Exchange) and subsequently with the “NYSE” (New York Stock Exchange).

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7. Issuer Business Activities

7.2 - Information on operational segments

a)     products and services marketed

We operate through two principal operating segments: (i) the banking segment and (ii) the insurance, pension plans and capitalization bonds segment. The following diagram shows the main elements of the business segments:

Banking

We have a diverse customer base that includes individuals and small, midsized and large companies in Brazil. Historically, we have cultivated a stronger presence among the broadest segment of the Brazilian market, middle- and low-income individuals.

We have a segmented customer base and we offer the following range of banking products and services in order to meet the needs of each segment:

•      deposit-taking with customers, including checking accounts, savings accounts and time deposits;

•      loans and advances (individuals and companies, real estate financing, microcredit, onlending BNDES funds, rural credit, leasing, among others);

•      credit cards, debit cards and pre-paid cards;

•      management of receipts and payments;

•      asset management;

•      services related to capital markets and investment banking activities;

•      intermediation and trading services;

•      custody, depositary and controllership services;

•      international banking services; and

•      purchasing consortiums.

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Insurance, pension plans and capitalization bonds

We offer insurance products through a number of different entities, which we refer to collectively as Grupo Bradesco Seguros. Grupo Bradesco is the largest insurer group in Brazil by total revenues and technical provisions, according to data published by SUSEP and ANS. The group provides a wide range of insurance products for both individuals and corporate customers. Products include health, life, personal accident, automobile and other assets.

b)    the segment's revenue and its share of the issuer's net revenues

The following segment information was compiled from reports forwarded to Management to assess performance and take decisions on the allocation of funds for investment and other purposes. Management uses different types of data, including financial data, related to accounting practices adopted in Brazil, and non-financial data measured on different bases.

The segment's key assumptions for its revenues and expenses include the following: (i) cash surpluses held by the insurance, pensions and capitalization bonds businesses, which are included in this segment, resulting in increased net interest income; (ii) salaries and benefits and administrative costs included in the insurance, pensions and capitalization bonds segment, which consist solely of costs directly related to these operations; and (iii) costs incurred in the banking segment for our branch infrastructure and other overheads that are not allocated.

				R$ million
Composition of net revenues 2012	Banking (1) (2)	Insurance, private pension plans and certificated savings plans (2) (3)	Other operations, adjustments and eliminations (4)	Total
Revenues for interest and similar	75,293	11,110	(3,270)	83,134
Fee and commission income	13,886	1,233	(2,278)	12,841
Premiums retained – insurance and pension plans	-	40,177	-	40,177
Income from equity interests in affiliates	752	108	10	871
Other Operating Income	2,368	1,164	(226)	3,306
Tax / social contribution (Cofins)	(2,162)	(428)	(47)	(2,637)
Tax on services of any type – (ISS)	(413)	(7)	(29)	(449)
Tax / social contribution (PIS)	(359)	(68)	(10)	(437)
Total	89,365	53,289	(5,850)	136,806
Share in the Net Revenues	65.3%	39.0%	-4.3%	100.0%

				R$ million
Composition of net revenues 2011	Banking (1) (2)	Insurance, private pension plans and certificated savings plans (2) (3)	Other operations, adjustments and eliminations (4)	Total
Revenues for interest and similar	74,957	9,980	(2,570)	82,367
Fee and commission income	11,990	1,080	(2,202)	10,868
Premiums retained – insurance and pension plans	-	34,316	-	34,316
Income from equity interests in affiliates	585	100	(3)	682
Other Operating Income	5,322	928	(64)	6,186
Tax / social contribution (Cofins)	(1,862)	(403)	(37)	(2,302)
Tax on services of any type – (ISS)	(366)	-	(23)	(389)
Tax / social contribution (PIS)	(311)	(68)	(7)	(386)
Total	90,315	45,933	(4,906)	131,342
Share in the Net Revenues	68.8%	35.0%	-3.7%	100.0%

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				R$ million
Composition of net revenues 2010	Banking (1) (2)	Insurance, private pension plans and certificated savings plans (2) (3)	Other operations, adjustments and eliminations (4)	Total
Revenues for interest and similar	56,309	8,907	(1,444)	63,772
Fee and commission income	10,451	975	(2,004)	9,421
Premiums retained – insurance and pension plans	-	27,994	-	27,994
Income from equity interests in affiliates	324	148	105	577
Other Operating Income	1,369	718	(59)	2,029
Tax / social contribution (Cofins)	(1,705)	(337)	(29)	(2,072)
Tax on services of any type – (ISS)	(325)	-	(19)	(344)
Tax / social contribution (PIS)	(283)	(53)	(6)	(343)
Total	66,139	38,353	(3,457)	101,035
Share in the Net Revenues	65.5%	38.0%	-3.4%	100.0%

(1)  The “Financial” segment is represented by: financial institutions, holding companies (which basically manage financial funds), credit card and asset management companies;

(2)  Balances of equity accounts, income and expenses are being eliminated among companies of the same segment;

(3)  The “Insurance Group” segment is represented by insurance, pension plan and capitalization companies; and

(4)  Represent eliminations among companies of different segments, as well as operations carried out in Brazil and abroad.

c)     profit or loss derived from the segment and its participation in the issuer’s net profits

				R$ million
Statement of Income for 2012	Banking (1) (2)	Insurance, private pension plans and certificated savings plans (2) (3)	Other operations, adjustments and eliminations (4)	Total
Net interest income	39,181	3,125	1,187	43,493
Net fee and commission income	13,886	1,233	(2,314)	12,805
Net gains/(losses) on financial assets held for trading	1,096	(7)	1,021	2,110
Net gains/(losses) on financial assets available for sale	(455)	2,418	(67)	1,896
Net gains/(losses) of foreign exchange operations	(1,590)	-	639	(951)
Income from insurance and pension plans	-	1,412	1	1,413
Impairment of loans and advances	(10,925)	-	(585)	(11,510)
Personnel Expenses	(10,587)	(1,018)	(52)	(11,657)
Other administrative expenses	(11,592)	(932)	624	(11,900)
Depreciation and amortization	(1,460)	(114)	(964)	(2,538)
Other operating income/(expenses)	(10,351)	(375)	2,197	(8,529)
Operating income	7,203	5,742	1,687	14,632
Income from equity interests in affiliates	752	108	10	870
Income before taxes and profit sharing of non-controlling shareholders	7,955	5,850	1,697	15,502
Income tax and social contribution	(274)	(2,196)	(1,680)	(4,150)
Net income for the period	7,681	3,654	17	11,352
Attributable to controlling shareholders	7,673	3,592	27	11,292
Attributable to non-controlling shareholders	8	62	(10)	60
c) Profit sharing	67.7%	32.2%	0.1%	100.0%

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				R$ million
Statement of Income for 2011	Banking (1) (2)	Insurance, private pension plans and certificated savings plans (2) (3)	Other operations, adjustments and eliminations (4)	Total
Net interest income	31,380	3,275	956	35,611
Net fee and commission income	11,990	1,080	(2,235)	10,835
Net gains/(losses) on financial assets held for trading	779	(1)	(1,386)	(608)
Net gains/(losses) on financial assets available for sale	(25)	213	177	365
Net gains/(losses) of foreign exchange operations	1,044	-	1,582	2,626
Income from insurance and pension plans	-	3,075	1	3,076
Impairment of loans and advances	(9,275)	-	979	(8,296)
Personnel Expenses	(10,083)	(951)	(117)	(11,151)
Other administrative expenses	(10,806)	(1,052)	380	(11,478)
Depreciation and amortization	(1,615)	(78)	(427)	(2,120)
Other operating income/(expenses)	(4,933)	(482)	556	(4,859)
Operating income	8,456	5,079	466	14,001
Income from equity interests in affiliates	585	100	(3)	682
Income before taxes and profit sharing of non-controlling shareholders	9,041	5,179	463	14,683
Income tax and social contribution	(1,306)	(1,850)	(438)	(3,594)
Net income for the period	7,735	3,329	25	11,089
Attributable to controlling shareholders	7,725	3,201	32	10,958
Attributable to non-controlling shareholders	10	128	(7)	131
c) Profit sharing	69.8%	30.0%	0.2%	100.0%
				R$ million
Statement of Income for 2010	Banking (1) (2)	Insurance, private pension plans and certificated savings plans (2) (3)	Other operations, adjustments and eliminations (4)	Total
Net interest income	28,224	2,824	1,724	32,771
Net fee and commission income	10,451	975	(2,031)	9,395
Net gains/(losses) on financial assets held for trading	906	(1)	1,307	2,213
Net gains/(losses) on financial assets available for sale	98	419	238	754
Net gains/(losses) of foreign exchange operations	337	-	(1,020)	(683)
Income from insurance and pension plans	-	2,554	23	2,578
Impairment of loans and advances	(6,355)	-	599	(5,756)
Personnel Expenses	(7,944)	(763)	(87)	(8,794)
Other administrative expenses	(9,019)	(1,046)	304	(9,761)
Depreciation and amortization	(1,539)	(1)	(426)	(1,966)
Other operating income/(expenses)	(6,112)	(354)	463	(6,003)
Operating income	9,047	4,606	1,094	14,747
Income from equity interests in affiliates	324	148	105	577
Income before taxes and profit sharing of non-controlling shareholders	9,371	4,755	1,199	15,324
Income tax and social contribution	(2,416)	(1,772)	(1,084)	(5,272)
Net income for the period	6,955	2,983	115	10,052
Attributable to controlling shareholders	6,944	2,913	83	9,940
Attributable to non-controlling shareholders	11	70	32	113
c) Profit sharing	69.2%	29.7%	1.1%	100.0%

(1)      The “Financial” segment is represented by: financial institutions, holding companies (which basically manage financial funds), credit card and asset management companies;

(2)      Balances of equity accounts, income and expenses are being eliminated among companies of the same segment;

(3)      The “Insurance Group” segment is represented by insurance, pension plan and capitalization companies; and

(4)      Represent eliminations among companies of different segments, as well as operations carried out in Brazil and abroad.

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7. Issuer Business Activities

7.3 - Information on products and services relating to the operational segments

a)     Characteristics of the product process

We present below some characteristics of the main products and services of Banco Bradesco.

Banking

Deposit-taking

We offer a variety of deposit products and services to our customers through our branches, including:

•      Non-interest-bearing checking accounts, such as:

•      Easy Account (Conta Fácil) – customers have a checking account and a savings account under the same bank account number, using the same card for both accounts;

•      Click Account (Click Conta)  – no-fee checking account for minors (from 11 to 17 years old), with exclusive website and debit card, automatic pocket money service and free online courses, among other benefits;

•      Academic Account (Conta Universitária) – low fee checking account for college students, with subsidized credit conditions, exclusive website and free online courses, among other benefits; and

•      Cell Phone Bonus Account (Conta Bônus Celular) – monthly checking account fees are awarded as bonus for the customers’ prepaid cell phone.

•       Traditional savings accounts, which currently earn the Brazilian reference rate, or taxa referencial, known as the "TR," plus 6.2% annual interest in the case the SELIC rate is higher than 8.5% per annum or TR plus 70% of the SELIC rate if the SELIC rate is lower than 8.5% per annum;

•       Time deposits, which are represented by Bank Deposit Certificates (certificados de depósito bancário – or "CDBs"), and earn interest at a fixed or floating rate; and

•       Deposits exclusively from financial institutions, which are represented by Interbank Deposit Certificates (certificados de depósito interbancário – or "CDIs"), and earn the interbank deposit rate.

As of December 31, 2012, we had 25.7 million checking account holders, 24.2 million of which were individual account holders and 1.5 million corporate account holders. As of the same date, we had 48.6 million savings accounts. In the same period, our deposits (excluding deposits from financial institutions) totaled R$210.7 billion and we had a 13.9% share of the Brazilian savings deposit market, according to the latest information available at the Central Bank in December 2012.

We offer our customers certain additional services, such as:

•      "Identified deposits," which allow our customers to identify deposits made in favor of a third party by using a personal identification number; and

•      Real-time "banking transfers" from a checking or savings account to another checking or savings account, including accounts at other banks.

Loans and advances to customers

Our loans and advances to customers, mostly consumer credit, corporate and agricultural-sector loans, totaled R$289.7 billion as of December 31, 2012.

Loans and advances to consumers

Our significant volume of individual loans enables us to avoid concentration on any individual loans on the performance of our portfolio and helps build customer loyalty. They consist primarily of:

•       short-term loans, extended through our branches to checking account holders and, within certain limits, through our ATM network. These short-term loans are on average repaid in four months with an average interest rate of 6.6% per month as of December 31, 2012;

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•       vehicle financings are on average repaid in 15 months with an average interest rate of 1.3% per month as of December 31, 2012; and

•       overdraft loans on checking accounts (or "Cheque Especial"), which are on average repaid in one month, at interest rates varying from 8.1% to 8.8% per month as of December 31, 2012.

We also provide revolving credit facilities and traditional term loans. As of December 31, 2012, we had outstanding advances, vehicle financings, consumer loans and revolving credit totaling R$69.1 billion, or 23.9% of our portfolio of loans and advances as of that date. On the basis of loans outstanding on that date, we had a 12.9% share of the Brazilian consumer loan market, according to information published by the Central Bank.

Banco Bradesco Financiamentos ("Bradesco Financiamentos") offers direct-to-consumer credit and leasing for the acquisition of vehicles and payroll-deductible loans to the public and private sectors in Brazil.

Together with BF Promotora de Vendas Ltda. ("BF Promotora"), under the "Bradesco Financiamentos" brand, we offer financing and/or leasing for vehicles through our extensive network of correspondents in Brazil, which includes retailers and dealers of light vehicles, trucks and motorcycles.

Under the “Bradesco Promotora” brand, we offer payroll-deductible loans to social security retirees and pensioners, public-sector employees, military personnel and private-sector companies sponsoring plans, and other aggregated products (insurance, capitalization bonds, cards, purchasing consortiums, and others).

Real estate financing

As of December 31, 2012, we had 69,857 outstanding real estate loans. Among the facilities the production of which was financed to construction and incorporation companies by financial entities, we accounted for a participation of 35.1%, according to data made available by the Central Bank. As of December 31, 2012, the aggregate outstanding amount of our real estate loans amounted to R$22.3 billion, representing 7.7% of our portfolio of loans and advances.

Real estate financing is made through the Housing Finance System – SFH (Sistema Financeiro Habitacional), by the Housing Mortgage Portfolio – CHH (Carteira Hipotecária Habitacional) or by the Commercial Mortgage Portfolio – CHC  (Carteira Hipotecária Comercial). Loans from SFH or CHH feature variable-installment repayments and annual interest rates ranging from 8.9% to 11.0% plus TR, or 13.0% from CHC.

Residential SFH and CHH loans are to be repaid within 30 years and commercial loans within 10 years.

Our individual loans made for construction purposes are repaid within 360 months, with 24 months to completion of construction, a two-month grace period and the remainder for repaying the loan. Payments are made at the interest rate of 10.5% per annum plus TR variation for real estate falling into the SFH rules, or interest rates of 11.0% per annum plus TR variation for real estate falling into the CHH.

We also extend corporate financing for builders under the SFH. These loans are for construction purposes and typically specify 36 months for completion of construction work and repayments starting within 36 months after official registration of the building. These loans are charged the TR plus an annual interest rate of 12 to 13% during the construction stage for SFH loans, and TR plus an annual interest rate of 14% for CHH loans.

Central Bank regulations require us to provide real estate financing in the amount of at least 65% of the balance of our savings accounts. In addition to real estate financing, mortgage notes, charged-off real estate financing, and other financings can be used to satisfy this requirement. We generally do not finance more than 80% of the purchase price or the market value of a property, whichever is lower.

In November and December 2012, the Central Bank authorized and defined the conditions for the issuance  of real estate credit notes through Investment banks.

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Microcredit

We extend microcredit to low-income individuals and small companies, in accordance with Central Bank regulations requiring banks to use 2% of their cash deposits to provide microcredit loans. We started providing microcredit loans in August 2003. As of December 31, 2012, we had 83,778 microcredit loans outstanding, totaling R$80.3 million.

In accordance with Central Bank regulations, most microcredit loans are charged at a maximum effective interest rate of 2% per month. However, microcredit loans for certain types of business or specific production have a maximum effective interest rate of 4% per month. The CMN requires that the maximum amount loaned to a borrower be limited to (i) R$2,000 for individuals in general, (ii) R$5,000 for individuals developing certain professional, commercial or industrial activities or for micro companies, and (iii) R$40,000 for microcredit loans in certain segments. In addition, microcredit loans must be not for less than 120 days, and the origination fee must be 2.0% to 3.0% of the loan value.

BNDES onlending

The Brazilian government has a program to provide government-funded long-term loans with below-market interest rates to sectors of the economy that it has targeted for development. We borrow funds under this program from either (i) BNDES, the federal government’s development bank, or (ii) Agência Especial de Financiamento Industrial (Finame), or "Finame," the equipment financing subsidiary of BNDES. We then on-lend these funds to borrowers in targeted sectors of the economy. We determine the spread on the loans based on the borrowers' credit. Although we bear the risk for these BNDES and Finame onlending transactions, they are always secured.

According to BNDES, we disbursed R$12.4 billion, 67.6% of which was loaned to micro, small and medium-sized companies in 2012. Our BNDES onlending portfolio totaled R$35.7 billion as of December 31, 2012, and accounted for 12.3% of our portfolio of loans and advances at that date.

Other local commercial loans

We provide traditional loans for the ongoing needs of our corporate customers. We had R$91.1 billion of outstanding other local commercial loans, accounting for 31.4% of our portfolio of loans and advances as of December 31, 2012. We offer a range of loans to our Brazilian corporate customers, including:

•      short-term loans of 29 days or less;

•      working capital loans to cover our customers' cash needs;

•      guaranteed checking accounts and corporate overdraft loans;

•      discounting trade receivables, promissory notes, checks, credit card and supplier receivables, and a number of other receivables;

•      financing for purchase and sale of goods and services;

•      corporate real estate financing;

•      investment lines for acquisition of assets and machinery; and

•      guarantees.

These lending products generally bear an interest rate of 0.8% to 8.3% per month.

Rural loans

We extend loans to the agricultural sector by financing demand deposits, BNDES onlendings and our own funds, in accordance with Central Bank regulations. As of December 31, 2012, we had R$11.6 billion in outstanding rural loans, representing 4.0% of our portfolio of loans and advances. In accordance with Central Bank regulations, loans arising from compulsory deposits are paid a fixed rate. The annual fixed rate was 5.5% as of December 31, 2012. Repayment of these loans generally coincides with agricultural harvest and principal is due when a crop is sold, except for BNDES onlending for rural investment which is repaid within five years with repayments on a semi-annual or annual basis. As security for such loans, we generally obtain a mortgage on the land where the agricultural activities being financed are conducted.

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7. Issuer Business Activities

Since July 2012, Central Bank regulations require us to use at least 34% of our checking account deposits to provide loans to the agricultural sector. If we do not reach 34%, we must deposit the unused amount in a non-interest-bearing account with the Central Bank.

Leasing

According to ABEL, as of December 31, 2012, our leasing companies were among the sector leaders, with a 19.5% market share. According to this source, the aggregate discounted present value of the leasing portfolios in Brazil as of December 31, 2012 was R$41.3 billion.

As of December 31, 2012, we had 319,721 outstanding leasing agreements totaling R$8.0 billion, representing 2.8% of our portfolio of loans and advances.

The Brazilian leasing market is dominated by large banks and both domestic- and foreign-owned companies affiliated with vehicle manufacturers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

Most of our leases are financial (as opposed to operational). Our leasing operations primarily involve the leasing of trucks, cranes, aircraft and heavy machinery. As of December 31, 2012, 66.8% of our outstanding leases were vehicle leases, compared with 56.7% in the Brazilian leasing market as a whole.

We conduct our leasing operations through our primary leasing subsidiary, Bradesco Leasing and also through Bradesco Financiamentos.

We obtain funding for our leasing operations primarily by issuing debentures and other securities in the domestic market.

As of December 31, 2012, Bradesco Leasing had R$67.7 billion of debentures outstanding in the domestic market. These debentures will mature in 2028 and bear monthly interests at the CDI rate.

Terms of leasing agreements

Financial leases represent a source of medium and long-term financing for Brazilian customers. Under Brazilian law, the minimum term of financial leasing contracts is 24 months for transactions relating to products whose average life of five years or less, and 36 months for transactions for those with an average useful life of five years or more. There is no legal maximum term for leasing contracts. As of December 31, 2012, the remaining average maturity of contracts in our lease portfolio was approximately 51 months.

Credit cards

In 1968, Bradesco was the first bank to issue credit cards in Brazil, and as of December 31, 2012, we were one of Brazil's largest card issuers with a base of 93.1 million credit and private-label cards. We offer Visa, American Express, Elo, MasterCard credit and private label cards, which are accepted in over 200 countries.

We signed an agreement with Claro (mobile network operator) to operate in the mobile payment segment (M-Payment). Among other  initiatives, we and Claro launched the virtual wallet (prepaid card operated via mobile phone) and the use of NFC (Near Field Communication) technology in transactions via mobile phone. In December 2012, we started to issue debit cards with NFC technology for the Prime Segment customers, in addition to announcing the development of the same NFC technology for mobile phones.

We earn revenues from our credit card operations through:

•      fees on purchases carried out in commercial establishments;

•      issuance fees and annual fees;

•      interest on credit card balances;

•      interest and fees on cash withdrawals through ATMs; and

•      interest on cash advances to cover future payments owed to establishments that accept credit cards.

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7. Issuer Business Activities

We offer our customers the most complete line of credit cards and related services, including:

•      cards issued for use restricted to Brazil;

•      credit cards accepted nationwide and internationally;

•      credit cards directed toward high net worth customers, such as Gold, Platinum and Infinite/Black from Visa, American Express and MasterCard brands;

•      cards that combine credit and debit features in a single card, which may be used for traditional banking transactions and shopping;

•      corporate credit cards accepted nationwide and internationally;

•      co-branded credit cards, which we offer through partnerships with companies;

•      "affinity" credit cards, which we offer through associations, such as sport clubs and non-governmental organizations;

•      "CredMais" credit cards for employees of our payroll processing customers, which have more attractive revolving credit fees, and "CredMais INSS" credit cards for INSS pensioners and other beneficiaries with lower financing interest rates;

•      private label credit cards, which we only offer to customers of retailers, designed to increase business and build customer loyalty for the corresponding retailer, which may or may not have a restriction on making purchases elsewhere;

•        “CPB” and “EBTA,” virtual cards for corporate customers with the management and control of airline ticket expenses;

•      Bradesco’s card for transportation companies, shippers, risk management companies and truck drivers, with both prepaid and debit card functionalities;

•      "Contactless," which enable customers to simply place the card next a scanner to make a payment;

•      "MoneyCard – Visa Travel Money and Global Travel Card" are prepaid international cards designed for foreign currency transactions, which target international travel;

•      “Agrocard Bradesco” – created for farmers and combines the features of a credit card and a debit card. Holders of these cards can use them to buy farm products in stores authorized by Cielo;

•      “Corporate Mastercard Black card” – created for executives offering exclusive services including Priority Pass, which provides access to more than 600 VIP lounges in airports, and Showpass, which facilitates the purchase of theatre tickets and promotions through Plataforma Black;

•      “Prepax Presente prepaid cards” – issued by Alelo, a modern, practical and safe alternative for gifts in weddings, birthdays and graduations, among other events. The purchaser establishes the credit amount and is given the option of selecting a commemorative theme or customizing the card with a personal image;

•        “Elo Food, Meal and Christmas Meal benefit cards” – in addition to reducing operating costs, the value proposal of this business is to enhance the efficiency of payment means, with 100% of virtual transactions, by offering more security and convenience to companies and workers; and

•      Utility Bills and Taxes Payment Services (via bar code) by way of the credit card option, in the internet banking channel. With this service, customers have up to 40 days to concentrate the payment of bills on a single date and also generate points/credits to the Rewards Programs they have with their Bradesco Cards.

As of December 31, 2012, we had more than 62 partners with whom we offered co-branded, affinity and private label/hybrid credit cards. These relationships have allowed us to integrate our relationships with our customers and offer our credit card customers banking products, such as financing and insurance.

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The following table shows credit cards we issued in Brazil for the years indicated:

			In million
Card base	2012	2011	2010
Credit	93.1	91.3	86.5

			In million
Revenue	2012	2011	2010
Credit	103,542.5	89,624.1	75,561.0

			In million
Number of transactions	2012	2011	2010
Credit	1,225.6	1,105.8	959.1

Debit cards

We first issued debit cards in 1981 under the name "Bradesco Instantâneo." In 1999, we started converting all of our Bradesco Instantâneo debit cards into new cards called "Bradesco Visa Electron." Bradesco debit cardholders can use them to purchase goods and services at establishments or make withdrawals through our self-service network in Brazil or the "Plus" network worldwide. Purchase amounts are debited to the cardholder's Bradesco account, thus eliminating the inconvenience and bureaucracy of writing checks.

Management of receipts and payments

In order to meet the cash management needs of our customers in both public and private sectors, we offer many electronic solutions for receipt and payment management, supported by a vast network of branches, bank correspondents and electronic channels, all of which aim to improve speed and security for customer data and transactions.

These solutions include: (i) collection and payment services and (ii) online resource management enabling our customers to pay suppliers, salaries, and taxes and other levies to governmental or public entities.

These solutions, which can also be customized, facilitate our customers' day-to-day tasks and help to generate more business.

We also earn revenues from fees and investments related to collection and payment processing services and, also by funds in transit received up to its availability to the related recipients.

Global cash management

Global Cash Management aims at structuring solutions to foreign companies operating in the Brazilian market and Brazilian companies making business in the international market. By way of customized solutions, partnerships with international banks and access to the SWIFT network, we offer products and services for carrying out the cash management of these companies.

Solutions for receipts and payments

In 2012, we processed 857 million receipts through our collection system, checks custody service, identified deposits and credit orders via our teleprocessing system (credit order by teleprocessing or OCT), which was 8.6% more than in the same period of 2011.

In 2012 the volume processed through virtual means (Pag-For Bradesco, Net Empresa and Online Tax Payment) was 545 million documents, which represented a 20.9% increase as compared to the same period of 2011.

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7. Issuer Business Activities

Production chain solutions

The Production Chain area seeks  to search for customized solutions for our customers, tailored to the characteristics of each sector and economic activity. The purpose of this operation is to facilitate  the relationship and interconnection among all production chain elements – anchor companies, their customers, suppliers, distributors, service providers, and employees, among others. Accordingly, it is possible to expand the customer base, increase business volume and strengthen the customer's loyalty to the Bank, by way of structured and driven actions.

Franchising solutions

The Franchising area seeks to search for customized solutions driven to the characteristics and needs of the Brazilian franchising sector (franchisers and franchisees). The purpose of this operation is the centralized servicing to all franchisees of the networks accredited to the Bank, thus improving the number of customers and the business volume in this significant sector of the Brazilian economy.

Public authority solutions

Public administration also requires agility and technology in its everyday activities. We have a business area specifically to serve this market, which offers specialized services to entities and bodies of the Executive, Legislative and Judiciary branches at federal, state and municipal levels, in addition to independent governmental agencies, public foundations, state-owned and mixed companies, the armed forces (army, navy and air force) and the auxiliary forces (federal and state police forces) and notary officers and registrars, identifying business opportunities and structuring customized solutions.

Our exclusive website developed for these customers (www.bradescopoderpublico.com.br) poses corporate solutions for federal, state and municipal governments for payments, receipts, human resources and treasury services, meeting the needs and expectations of the Executive, Legislative and Judiciary branches. The portal also features exclusive facilities for public employees and the military showing all of our products and services for these customers.

The relationship works through exclusive service platforms located nationwide, with specialized relationship managers to provide services to these customers.

In 2012 the Bank took part in bidding processes sponsored by the Brazilian Government and was successful in over 90% of these processes. Furthermore, we became leaders in payments of INSS (Social Security National Service) benefits, with approximately 7.3 million retirees and pensioners.

Asset management

We administer and manage assets by way of:

•      mutual funds;

•      individual and corporate investment portfolios;

•      pension funds, including assets guaranteeing the technical provisions of Bradesco Vida e Previdência;

•      insurance companies, including assets guaranteeing the technical provisions of Bradesco Seguros; and

•      Receivable funds (FIDCs – Fundos de Investimento em Direitos Creditórios), FIIs (Real Estate Investment Funds) and private equity funds (FIPs – Fundos de Investimento em Participações).

On December 31, 2012, we managed 1,373 funds and 231 portfolios, providing services to 3.2 million investors. These funds comprise a wide group of fixed-income, non-fixed income and multimarket funds, among others.

The following tables show our portfolio of assets under management by number of investors, and number of investment funds and managed portfolios for each period.

			In million
Distribution of Assets	Dec12	Dec11	Dec10
Investment funds - Total	406,714	316,207	275,607
Fixed income	369,287	283,633	242,751
Equities	28,646	26,471	27,227
Quotas of third-party funds	8,782	6,103	5,629
Managed portfolios - Total	35,117	19,163	20,101
Fixed income	24,573	10,550	10,459
Equities	9,301	7,447	8,470
Quotas of third-party funds	1,242	1,166	1,171
Grand total	441,831	335,370	295,707

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7. Issuer Business Activities

	12/31/2012		12/31/2011		12/31/2010
	Number	Quotaholders	Number	Quotaholders	Number	Quotaholders
Investment funds	1,373	3,159,302	1,319	3,159,749	1,146	3,125,605
Managed portfolios	231	469	240	441	221	497
Grand total	1,604	3,159,771	1,559	3,160,190	1,367	3,126,102

Total managed assets increased by 31.7% in 2012. This increase was mainly in the “fixed-income” segment, which management fees are lower than those of the “non-fixed-income” segment.

Our products are mostly distributed through  our branch network, banking service by phone and the investor website on Internet, the “ShopInvest” (www.shopinvest.com.br).

Services related to capital markets and investment banking activities

As the Organization's investment bank, Bradesco BBI originates and executes mergers and acquisitions, and originates, structures, syndicates  and distributes fixed-income and equity capital market transactions in Brazil and abroad.

In 2012, Bradesco BBI advised customers on over 170 transactions across a range of investment banking products, totaling R$155.4 billion.

Equities

In variable income offers, Bradesco BBI closes the year of 2012 active in IPOs and Follow-ons  that joined the market, where it achieved the second highest operation in ANBIMA Variable Income ranking. Taking into account the public offerings registered with CVM in 2012, it took part as an underwriter and Joint Bookrunner in: follow-on for Qualicorp in the amount of R$759 million; IPO for Banco BTG Pactual, the largest IPO in Brazil and one of the largest in the world in 2012, in the amount of R$3.2 billion; underwriter and Joint Bookrunner of the IPO for BR Pharma, in the amount of R$553 million; underwriter and Joint Bookrunner of the follow-on for Suzano Celulose e Papel, in the amount of R$1.5 billion; Equatorial Energia, in the amount of R$1.4 billion and Marfrig Alimentos, in the amount of R$1.1 billion.

Fixed income

With significant transactions carried out, Bradesco BBI closes 2012 with an outstanding presence in the fixed-income segment. In the rankings for the year, it was the leader in terms of value, according to ANBIMA ranking. In 2012, it coordinated 107  domestic-market offerings totaling more than R$46  billion.

In the international broker-dealer market, Bradesco BBI is constantly expanding its presence. In 2012, it acted as “Joint Bookrunner” for 14 bond issues, which exceeded the amount of US$12 billion.

Structured operations

Bradesco BBI develops structures and solutions to its customers, in terms of financing, by using a number of funding tools by companies, including those involving securitization. Additionally, Bradesco BBI stands out in the acquisition finance segment. Notable examples include the financing by Cosan to acquire Comgás in the amount of R$3.3 billion, and the financing by Intercement to acquire Cimpor in the amount of R$1.5 billion.

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7. Issuer Business Activities

In 2012, it held outstanding positions in the ranking published by ANBIMA, in securitization and the issuance of real estate receivables certificates (CRI), when it structured 13 CRIs, in the amount of R$1.3 billion.

Bradesco also coordinated two significant offerings of real estate funds in the capital market, the “BB Progressivo II Fundo de Investimento Imobiliário” and the “FII BTG Pactual Corporate Office Fund” in the amount of R$3.6 billion.

Mergers and acquisitions

Bradesco BBI provides financial advisory services in Brazil and abroad, to Brazilian and foreign customers in mergers, acquisitions, sales of companies and assets, private placement, incorporation of joint ventures, financial and corporate restructurings and privatizations. In 2012 Bradesco BBI consolidated its position as one of main banks in the M&A segment in Brazil, ranking 2nd among the banks which most provide advisory services to mergers and acquisitions in Brazil, according to ANBIMA.

Project finance

Bradesco BBI offers financial advisory and structuring services to Project and Corporate Finance projects. Bradesco BBI has excellent relationships with various development agencies such as Banco Nacional de Desenvolvimento ("BNDES"), Banco Interamericano de Desenvolvimento ("BID") and International Finance Corporation ("IFC"), also searching for solutions through credit and capital markets in the local and foreign segments.

Bradesco BBI operates in power generation and transmission sectors, port complexes, mining operations, logistics, in addition to oil and gas. In 2012 Bradesco BBI took part in the financial advisory and structuring of over 30 projects, which totaled approximately R$60 billion in investments.

Intermediation and trading services

Bradesco S.A. CTVM (or "Bradesco Corretora") trades stocks, options, stock lending, public offerings and forwards. It also offers a wide range of products such as Brazilian government securities (under the Tesouro Direto program), BM&F trading and real estate funds, which are tailored to the needs of high net-worth individuals, major corporations and institutional investors.

In 2012, Bradesco Corretora traded more than R$86.0 billion in the BM&FBOVESPA equities market and the exchange ranked it 15th in Brazil in terms of total trading volume.

In addition, in the same period, Bradesco Corretora traded 27,412,044 futures, swaps and options totaling R$2,595.0 billion on the BM&FBOVESPA. According to the BM&FBOVESPA, in 2012, Bradesco Corretora ranked 9th in the Brazilian market, in terms of the number of options, futures and swaps contracts executed.

With more than 40 years of tradition and efficiency in capital markets, Bradesco Corretora was also the first in the market to provide its customers with DMA-Direct Market Access. DMA is an innovative computer order routing service that enables investors to buy or sell assets directly in BM&FBovespa's market, with all convenience and security, without leaving home or the office.

In 2012, BM&FBOVESPA, through its Operational Qualification Program, awarded the five Qualification Seals (Agro Broker, Carrying Broker, Execution Broker, Retail Broker and Web Broker) to Bradesco Corretora, indicating excellence in futures transactions.

Bradesco Corretora offers its customers the possibility to trade securities on the Internet through its "Home Broker" service. In 2012, "Home Broker" trading totaled R$10.5 billion, or 1.9% of all Internet transactions on BM&FBovespa, and Bradesco Corretora was the 15th largest Internet trader in the Brazilian market.

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7. Issuer Business Activities

Bradesco Corretora offers its customers a full range of services in investment analysis with coverage of the main sectors and companies of the Brazilian market. With a team of 29 analysts, it is composed of sector specialists (senior and assistant analysts), who fairly disclose their opinions to the customers by way of follow-up reports and instruction guides, with a wide range of projections and comparison multiples. Bradesco Corretora also has a team of its own economists dedicated to the customers' specific demands, focused on the stock market. Over 700 reports, in English and Portuguese, are monthly forwarded to the most important investors domiciled in Brazil, the United States, Europe and Asia.

Through Bradesco Corretora's "Share Rooms Project," our customers have access to professionals that are able to advise on investing in the BM&FBOVESPA. Our constantly-expanding network of share rooms currently consists of 15 share rooms located throughout Brazil. This means that Bradesco Corretora provides direct customer service and closer relations with customers, training and certifying employees for a range of operations. This channel is very profitable and enjoys a high-level of take-up from investors, making for closer relations with our network of branches as loyal customers concentrate their funds with us.

Bradesco Corretora also offers its services as a representative of non-resident investors for transactions in the financial and capital markets, in accordance with CMN Resolution No. 2,689/00, which we refer to as "Resolution No. 2,689/00."

Custody, depositary and controllership services

In 2012, we were one of the main providers of capital market services and retained leadership in the domestic asset custody market, according to the ANBIMA ranking. Our modern infrastructure and specialized team offer a broad range of services such as: asset registration (shares, BDR - Brazilian Depositary Receipts, investment fund shares, Certificates of Real Estate Receivables or CRIs, and debentures); qualified custody for securities; custody of shares underlying Depositary Receipts (DRs); controllership services for investment funds ("CVM Instruction No. 409" Funds and Structured Funds) and managed portfolios; trustee and management services for investment funds; offshore funds; custody and representation for foreign investors; agent bank; depositary (escrow account - trustee) and clearing agent.

We submit our processes to the Quality Management System ISO 9001:2008 and GoodPriv@cy certifications. Bradesco Custódia alone has 10 quality related and three protection and data privacy certifications.

As of December 31, 2012, Bradesco Custódia offered:

•      Controller and custody services for investment funds and managed portfolios and fiduciary asset management involving:

•           R$973.2 billion in assets under custody for customers using custody services, as measured by methodology used for the ANBIMA ranking;

•           R$1.2 trillion in equity investment funds and portfolios using our controller services, as measured by methodology used for the ANBIMA ranking;

•           26 registered DR programs with a market value of R$111.1 billion; and

•           R$251.2 billion total assets under management in investment funds through BEM DTVM.

•      Asset registration:

•           Bradesco’s share registration system comprised 246 companies, with a total of 4.5 million shareholders;

•           our debenture registration system contained 232 companies with a total market value of R$216.0 billion;

•           our fund share registration system contained 268 investment funds with a market value of R$52.8 billion; and

•           we managed 25 registered BDR programs, with a market value of R$791.8 million.

International banking services

As a private commercial bank, we offer a wide range of international services, such as foreign exchange transactions, foreign trade finance, lines of credit and banking. As of December 31, 2012, our international banking services included:

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7. Issuer Business Activities

•      New York City, a branch and Bradesco Securities Inc., our subsidiary brokerage firm, or "Bradesco Securities U.S.,” and our subsidiary Bradesco North America LLC, or "Bradesco North America;"

•      London, Bradesco Securities U.K., our subsidiary, or "Bradesco Securities U.K.;"

•      Cayman Islands, two Bradesco branches and our subsidiary, Cidade Capital Markets Ltd., or "Cidade Capital Markets;"

•      Argentina, Banco Bradesco Argentina S.A., our subsidiary, or "Bradesco Argentina;"

•      Luxembourg, Banco Bradesco Europa S.A. (current name of Banco Bradesco Luxemburgo S.A.) our subsidiary, or "Bradesco Europe;"

•      Japan, Bradesco Services Co. Ltd., our subsidiary, or "Bradesco Services Japan;"

•      in Hong Kong, our subsidiary Bradesco Trade Services Ltd, or "Bradesco Trade;" and also Bradesco Securities Hong Kong or “Bradesco Hong Kong;” and

•      in Mexico, our subsidiary Bradescard México, Sociedad de Responsabilidad Limitada, or "Bradescard México."

Our international transactions are coordinated by our foreign exchange department in Brazil with support from 29 operational units specializing in foreign exchange businesses located at major exporting and importing areas nationwide.

Foreign branches and subsidiaries

Our foreign branches and subsidiaries are principally engaged in trade finance for Brazilian companies. Bradesco Europe also provides additional services to the private banking segment. With the exception of Bradesco Services Japan and Bradesco Trade Services, our branches abroad are allowed to receive deposits in foreign currency from corporate and individual customers and extend financing to Brazilian and non-Brazilian customers. Total assets of the foreign branches, excluding transactions between related parties, were R$122.1 billion, as of December 31, 2012, denominated in currencies other than the real.

Funding required for import and export finance is mainly obtained from the international financial community, through credit lines granted by correspondent banks abroad. As an additional source of funding, we issued debt securities in international capital markets which amounted to US$15.4 billion in 2012.

Bradesco Argentina – To expand our operations in Latin America, in December 1999, we established our subsidiary in Argentina, Bradesco Argentina, the general purpose of which is to extend financing, largely to Brazilian companies established locally and, to a lesser extent, to Argentinean companies doing business with Brazil. In order to start its operations, we capitalized that subsidiary with R$54.0 million from March 1998 to February 1999, and a further R$27.2 million in May 2007. In October 2011, we made another capital injection in the amount of R$70.1 million. As of December 31, 2012, Bradesco Argentina recorded R$154.5 million of total assets.

Bradesco Europe (Bradesco Luxembourg's current business name) – In April 2002, we acquired full control of Banque Banespa International S.A. in Luxembourg and changed its name to Banco Bradesco Luxembourg S.A. In September 2003, Mercantil Luxembourg was merged into Banco Bradesco Luxembourg and the surviving entity was named Banco Bradesco Luxembourg. In January 2011, we made a capital injection of US$200 million. As of December 31, 2012, its total assets were  R$4.4 billion.

Bradesco Services Japan – In October 2001, we incorporated Bradesco Services Japan to provide support and specialized services to the Brazilian community in Japan, including remittances to Brazil and advice regarding investments within Brazil. As of December 31, 2012, its assets totaled over R$1.5 million.

Bradesco Trade Services – A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.

Bradesco Securities (U.S., U.K. and H.K.) - Bradesco Securities, our wholly owned subsidiary, is a broker dealer in the United States, England and Hong Kong:

•      The focus of Bradesco Securities U.S. is on facilitating the purchase and sale of shares, primarily in the form of ADRs and common shares ADRs. It is also an authorized dealer in bonds, commercial paper and deposit certificates, among other securities, and may provide investment advisory services. Currently, we act as custodian for 21 ADR programs of Brazilian companies traded on the New York Stock Exchange. As of December 31, 2012, Bradesco Securities U.S. had assets of R$58.7 million;

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7. Issuer Business Activities

•      Bradesco Securities U.K. focuses on the intermediation of equities and fixed income operations in the primary and secondary markets for companies needing to access international capital markets; it also operates in the distribution of BRAM (Bradesco Asset Management) funds in the European market. On December 31, 2012, Bradesco Securities U.K. had assets of R$16.2 million; and

•      Bradesco Securities H.K. focuses on the trading of ADRs and public and private securities issued by Brazilian companies to global institutional investors. On December 31, 2012, Bradesco Securities H.K. had assets of R$9.1 million.

Cidade Capital Markets - In February 2002, Bradesco acquired Cidade Capital Markets in Grand Cayman, due to the acquisition of its controller in Brazil, Banco Cidade. As of December 31, 2012, Cidade Capital Markets had R$79.9 million in assets.

Bradesco North América LLC – was incorporated in August 2011 and will be used as a holding company focused on Bradesco's investments in non-bank businesses in the United States. As of December 31, 2012, its total assets was R$7.3 million.

Banking operations in the United States

In January 2004, the United States Federal Reserve Bank authorized us to operate as a financial controlling company in the United States. As a result, we may do business in the United States directly or through a subsidiary, and, among other lines, may sell insurance products and certificates of deposit, provide underwriting services, act as advisors on private placements, provide portfolio management and merchant banking services and manage mutual fund portfolios.

Import and export finance

Our Brazilian foreign-trade related business consists of export and import finance.

We provide foreign currency payments directly to foreign exporters on behalf of Brazilian importers, which are linked to the receipt of local currency payments  by the importers. In export finance, exporters obtain advances in reais  on closing an export forex contract for future receipt of foreign currency on the contract due date. Export finance arrangements prior to shipment of goods are known locally as Advances on Exchange Contracts or "ACCs," and the sums advanced are used to manufacture goods or provide services for export. If advances are paid after goods or services have been delivered, they are referred to as Advances on Export Contracts, or "ACEs."

Other types of export finance include export prepayments, onlendings from BNDES-EXIM funds, export credit notes and bills (referred to locally as "NCEs" and "CCEs"), and the PROEX rate equalization program.

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 1,000 correspondent banks abroad, 74 of which extended lines of credit as of December 31, 2012.

As of December 31, 2012, our international unit had a balance of R$28.0 billion in export financing and R$8.2 billion in import financing and international finance.The volume of our foreign exchange contracts for exports reached US$45.2 billion in 2012. In the same period, the volume of our foreign exchange contracts for imports reached US$35.2 billion. In 2012, based on Central Bank data, we reached a 19.2% market share of trade finance for Brazilian exports and 16.4% for imports.

Foreign exchange products

In addition to import and export finance, our customers have access to a range of services and foreign exchange products such as:

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7. Issuer Business Activities

•      purchasing and selling travelers checks and foreign currency paper money;

•      cross border money transfers;

•      advance payment for exports;

•      accounts abroad in foreign currency;

•      domestic currency accounts for foreign domiciled customers;

•      cash holding in other countries;

•      collecting import and export receivables;

•      cashing checks denominated in foreign currency;

•      foreign loans to customers (Decree-Law No. 4,131/62);

•      service agreements – receiving funds from individuals abroad via money orders;

•      prepaid cards with foreign currency (individuals);

•      structured foreign currency transactions through our foreign units; and

•      international financial clearance certificate.

Purchasing consortiums

In Brazil, persons or entities that wish to acquire certain goods may set up a group known as a "consortium," in which members pool their resources to facilitate the purchase of certain consumer goods. The purpose of a consortium is solely the acquisition of goods, as  Brazilian law prohibits  the formation of consortia  for investment purposes.

Our purchasing consortium company (Bradesco Consórcios) manages plans for groups of purchasers buying real estate, automobiles and trucks or tractors. In 2003, our subsidiary Bradesco Consórcios initiated the sale of consortium quotas, to our customers. According to the Central Bank, in 2004, Bradesco Consórcios became the leader in the real estate segment and, in December 2004, it also became the leader in the automobile segment. In 2008, Bradesco Consórcios became the leader in the truck and tractor segment. As of December 31, 2012, Bradesco Consórcios registered total sales of over 736,202 active quotas in the three segments, with total revenues of over R$29.7 billion and net income of R$387.7 million.

Insurance, Pension Plans and Capitalization Bonds

Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2012, there were 23.5 million life insurance policyholders.

Health insurance

The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde and its subsidiaries for small, medium or large companies wishing to provide benefits for their staff.

On December 31, 2012, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A (“Mediservice”) had more than 3.9 million beneficiaries covered by company plans and individual/family plans. Approximately 57 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 50 of the top 100.

Bradesco Saúde currently has one of the largest networks of providers of health services in Brazil. As of December 31, 2012, it included 9,475 laboratories, 12,163 specialized clinics, 14,445 physicians, 2,552 hospitals located throughout the country.

Automobiles, property/casualty and liability insurance

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7. Issuer Business Activities

We provide automobile, property/casualty and liability insurance  through our subsidiary Bradesco Auto/RE. Our automobile insurance covers losses arising for  vehicle theft,  damage to the passenger and third-party injury. Retail property/casualty insurance is for individuals, particularly those with residential and/or equipment related risks and small- and medium-sized companies whose assets are covered by multi-risk business insurance.

Of the mass property/casualty lines for individuals, our residential note ("Bilhete Residencial") is a relatively affordable and highly profitable product. For corporate customers, Bradesco Auto/RE offers Bradesco Seguro Empresarial (business insurance), which is adapted to meet our customers' and business needs. For corporate property/casualty and liability insurance, Bradesco Auto/RE has an exclusive highly specialized team that provides large business groups with services and products tailor-made to the specific needs of each policyholder. Top sellers in this segment are insurance policies for transportation, engineering, operational and oil risks.

As of December 31, 2012, Bradesco Auto/RE had 1.6 million insured automobiles and 2.3 million property/casualty policies and notes, making it one of Brazil’s main insurers.

Pension plans

We have managed individual and corporate pension plans since 1981 through our wholly-owned subsidiary Bradesco Vida e Previdência, which is now the leading pension plan manager in Brazil, as measured by pension plan contributions, investment portfolio and technical provisions, based on information published by Fenaprevi and SUSEP.

Bradesco Vida e Previdência offers and manages a range of individual and group pension plans. Our largest individual plans in terms of contributions known as VGBL and PGBL are exempted from withholding taxes on income generated by the fund portfolio.

As of December 31, 2012, Bradesco Vida e Previdência accounted for 29.6% of the pension plan and VGBL market in terms of contributions, according to Fenaprevi. Also according to the same source, managed pension funds accounted for 29.5% of VGBL, 26.9% of PGBL and 39.0% of traditional pension plans in Brazil. As of December 31, 2012, Bradesco Vida e Previdência accounted for 33.4% of all supplementary pension plan assets under management, 31.0% of VGBL, 23.9% of PGBL and 55.7% of traditional pension plans, according to Fenaprevi.

Brazilian law currently permits the existence of both "open" and "closed" private pension entities. "Open" private pension entities are those available to all individuals and legal entities wishing to join a benefit plan by making regular contributions. "Closed" private pension entities are those available to discrete groups of people such as employees of a specific company or a group of companies in the same sector, professionals in the same field, or members of a union. Private pension entities grant benefits on the basis of periodic contributions from their members, or their employers, or both.

We manage pension and VGBL plans covering more than 2.3 million participants, 63.7% of whom have individual plans, and the remainder individuals covered by company plans. The company’s plans account for approximately 36.3% of our technical reserves.

Under VGBL, PGBL and FAPI plans, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans may deduct the amounts contributed to PGBL up to 12% of the participant's taxable income when making their annual tax declaration. Under current legislation, redemptions and benefits are subject to withholding tax. VGBL plan participants may not deduct their contributions when declaring income tax. At the time of redemption, or when benefits are paid out, tax will be levied on these benefits, pursuant to current legislation.

VGBL and PGBL plans, and individual retirement fund plans (referred to as "FAPI") may be acquired by companies in Brazil for the benefit of their employees. In 2012, Bradesco Vida e Previdência managed R$65.0 billion in VGBL and R$17.9 billion in PGBL plans. Bradesco Vida e Previdência also managed R$30.1 billion in pension plans.

Bradesco Vida e Previdência also offers pension plans for corporate customers that are in most cases negotiated and adapted to specific needs of the corporate customer.

Bradesco Vida e Previdência earns revenues primarily from:

•      Pension and PGBL plan contributions, life insurance and personal accidents premiums and VGBL premiums;

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•      Revenues from management fees charged participants in accordance with mathematical provisions; and

•      Financial income.

Capitalization bonds

Bradesco Capitalização offers its customers capitalization bonds with the option of a lump-sum or monthly contributions. Plans vary in value (from R$8 to R$50,000), form of payment, contribution period, and periodicity of draws for cash prizes of up to R$2.0 million (gross premiums). Customers’ contributions earn interest at a rate of TR plus 0.5% per month over the value of the mathematical provision. Capitalization bonds may be redeemed after a 12-month grace period. As of December 31, 2012, we had around 8.2 million "traditional" capitalization bonds and around 13.7 million incentive capitalization bonds. Given that the purpose of the incentive capitalization bonds is to add value to the products of a partner company or even to provide an incentive for its customer to avoid delinquency, the plans are for short terms and grace periods with low unit sales value. As of December 31, 2012, Bradesco Capitalização had approximately 21.9 million capitalization bonds and 3.5 million customers.

Bradesco Capitalização is the first and only Brazilian capitalization bonds company to be awarded “ISO” certification. In 2009, it was certified “ISO 9001:2008” for the scope of management of capitalization bonds. This certification, awarded by Fundação Vanzolini, attests to the quality of its internal processes and confirms the principle seen in the origin of Bradesco's plans: good products and services and continuous improvement.

Bradesco Capitalização is the only company in the sector holding “brAAA” grade, which is the highest ranking at national level assigned by Standard & Poor's Credit Rating Agency. This rating was reaffirmed, with a stable outlook, in the report issued by the S&P in November 2011. The robust level of financial and property protection Bradesco assures its customers contributed to this result.

b)    Characteristics of the distribution process

Distribution channels

Our branch network is complemented by other distribution channels such as points of service, banking correspondents, ATMs, telephone banking services, and Internet and mobile banking. In introducing new distribution systems, we have focused on enhancing our security as well as increasing efficiency.

By the end of 2012, we had 4,686 branches, 5,237 points of banking services and 43,053 banking correspondents (Bradesco Expresso) and 3,809 points of service outside of our own ATM network.

For information on our international branches as of December 31, 2012, see "International banking services."

We inform below the number of distribution channels of Banco Bradesco S.A.:

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7. Issuer Business Activities

Structural Information - Units	Dec12
Service Points	68,917
- Branches	4,686
- (PAs) (1)	3,781
- Electronic Service Branch (PAEs) (1)	1,456
- Outplaced Bradesco ATM Network Terminals	3,809
- Banco24Horas network assisted branches	10,818
- Bradesco Expresso (Correspondent Banks)	43,053
- Bradesco Promotora de Vendas (sales promoters)	1,301
- Branches / Subsidiaries Abroad	13
ATM Terminals	47,834
- Rede Bradesco	34,859
- Rede Banco24Horas	12,975

(1) PA (Service Center): resulted of consolidation of PAB (Banking Service Office), PAA (Advanced Service Office) and Foreign Exchange Offices, according to CMN Resolution no. 4,072/12; and PAE (Electronic Service Office in Companies) – Office located in a Company to provide electronic service.

The following table shows the distribution of sales of these products through our branches and outside our branches:

Total percentage of sales by product	2012	2011	2010
Insurance products:
Sales through branches	38.10%	45.30%	40.00%
Sales outside branches	61.90%	54.70%	60.00%
Private pension products:
Sales through branches	83.70%	76.80%	81.70%
Sales outside branches	16.30%	23.20%	18.30%
Certificated savings plans:
Sales through branches	79.60%	84.10%	90.50%
Sales outside branches	20.40%	15.90%	9.50%

Other distribution channels

Bradesco Dia & Noite Digital channels

The Bradesco Dia & Noite digital channels offer mobility and independence to customers so that they may expand their businesses with the Bank.

We aim to make the banking experience even more convenient, fast and safe. In addition to the traditional service channels, such as Self-Service, “Fone Fácil” (easy phone) and internet banking, customers and users have access to us via Bradesco Celular (mobile banking).

People with disabilities and reduced mobility have access to internet banking services for the visually impaired; personalized service for the hearing impaired using digital language at Fone Fácil, Bradesco Celular for the visually impaired; visual mouse for motor disabled people; and ATM access for customers with visual and physical disabilities.

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We are present on social networks, through  which we monitor our brand, products and services, provide  services and interact  with users. We were the first bank to develop a Facebook access application, which enables making inquiries, payments, transfers and request of personal loans while navigating on the social network.

Bradesco Celular (Mobile banking)

We were the first to use  mobile banking. Through this channel the customer can  check bank balances and statements, make payments, recharge prepaid mobile phones, make transfers, get loans, obtain quotes  and follow stock purchase and sale orders, among other things. Our website www.bradescocelular.com.br provides  detailed information on products and services. In 2012, 381.4 million transactions were carried out via Bradesco Celular.

Additionally, Bradesco Celular also provides the following services:

•      Bradesco Direct Recharge: a service that enables recharging prepaid mobile phones with just a single call from the device itself, even if there are no credits available for making calls. This feature is currently available for mobile phone users who are registered customers of Brazilian mobile phone network operators, Vivo and Claro;

•      Making payments via SMS: previously-registered customers receive messages to schedule payments in advance or make payments with their banking collection forms registered with the DDA or utility bills, by simply answering a SMS;

•      InfoCelular (information on mobile phones): with this feature, our registered customers quickly and safely receive SMS messages reporting on banking transactions for their account in accordance with the period and amount they designate;

•      Bradesco Net Empresa Celular (Bradesco Net Company Mobile Banking): made available for corporate customers using mobile phones to check bank balances and authorize transactions;

•      Bradesco Mobile Bonus Account: in addition to providing access to a number of financial services, this package contains a feature that allows certain amounts to be converted into credits with specified mobile phone providers; and

•      Token embedded in the mobile device: an innovative and pioneer service in the market, it is an additional convenience option for the customer to authenticate any transaction carried out on the device and other digital channels.

Internet

In 2011 we introduced more than 50 innovations. Notable examples include an “A” key for Quick Access, an Intelligent Payment feature which automatically recognizes the intended type of payment through a bar code, and a search box located on all pages.

Bradesco Portal has 65 institutional sites (information on us, detailing our  products and services, guidelines on security, disclosure of social and environmental actions, and periodic publications for investors, among others) and 33 transaction sites (for  making banking transactions).

In 2012 our customers, both individual and corporate, carried out 3.6 billion online transactions.

Our corporate customers can use Bradesco Net Empresa. With this feature, a corporate customer may carry out online banking transactions and transfers, quickly and safely.

Self-service network

Our self-service network has 34,859 ATMs strategically distributed across Brazil, providing quick and convenient access to products and services. In addition to Bradesco’s ATMs, customers can access the pooled network of 12,975 Banco24Horas machines to effect transactions such as cash withdrawals, statements, balance status queries, loans, payments of payment voucher and transfers.

Our self-service network and Banco24horas ATMs executed 2.1 billion transactions in 2012.

Bradesco is a pioneer in Brazil in the use of biometric reading system, which identifies customers and authenticates ATM transactions through a sensor/invisible light beam capturing the image of the vascular pattern of the palm of the hand. This technology enables our customers to use only biometry and their card to check accounts and carry out transactions, without the need to type in a six-figure password, thus making services faster and easier, in addition to being one of the world’s most advanced security technologies.  This technology is available on 32,731 machines of the Bradesco Self-Service Network and 5,742 machines of the Banco24Horas Network.

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Bradesco is the only bank accredited with INSS (Social Security National Service) to carry out the “proof of life” of customers benefitting from INSS benefits, with the automatic use of biometrics, without the need to go to the cashiers  and submit a document, therefore expediting customer service.

Telephone services – Fone Fácil

Bradesco Easy Phone is a telephone-based bank for the customer, focused on business and financial operations. The customized service system, with financial experts and virtual servicing, make Fone Fácil one of the most efficient service channels and we have one of the most awarded banking relationship centers in Brazil, which  is available to customers on a 24/7 basis.

Through this channel, the customer may acquire products, obtain information on their account, credit card, social security benefits, capitalization bonds and carry out a number of transactions, such as: checking account balances, bank statements, payments, transfers, credit transactions, investments, registering with the Bradesco Token into the mobile device, registering and disabling a four-digit password, cancellation and reissuing of cards, among other services.

In addition to the customized digital service, customers have access, through a number of specific numbers, to several telephone service centers, the main of which are as follows: internet banking, Net Empresa, Consortium, Social Security, Bradesco Financing and Alô Bradesco (hello Bradesco).

During 2012, 370.5 million calls were registered, and 490.8 million transactions completed.

Banking units in retail chains

We have also entered into partnership agreements with retail chains, supermarkets, drug stores, grocery stores, and other retailers, to provide correspondent banking services (mostly to pay bills, withdraw cash from checking and savings accounts, and receive pension payments). These offices are staffed by employees of our business partners, but all credit decisions are made by our employees.

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c)     Characteristics of the market segments, specially:

i) Participation in each market:

Below, percentages of Banco Bradesco S.A participations are shown in relation to banking, insurance and call center markets:

In percentage (%)
Market Share	Dec12
Banks – Source: Bacen (Brazilian Central Bank)
Demand Deposits	16.9
Savings Account Deposits	13.9
Time Deposits	11.6
Loan operations	11.2
Loan operations to individuals – Vehicles (CDC + Leasing)	14.7
Paycheck-Backed Loans	11.0
Number of Branches	21.4
Banks – Source: INSS/Dataprev
Payment of Benefits to Retirees and Pensioners	24.7
Banks – Source: Anbima
Investment Funds + Portfolios	19.4
Insurance, pension plan and capitalization – Source: Superintendence of Private Insurance (SUSEP) and Brazilian Health Agency (ANS)
Insurance, Pension Plan and Capitalization Premiums	24.8
Insurance Premiums (includes VGBL)	24.6
Life and Personal Accident Insurance Premiums	18.0
Auto/RE (extra-contractual liability) insurance premiums	10.0
Auto/RCF (optional civil liability) insurance premiums	12.4
Health insurance premiums	45.3
Income from Social Security Contributions (excludes VGBL)	29.7
Capitalization Certificates Income	23.1
Technical provisions for insurance, pension plan and capitalization	29.5
Insurance and pension plan – Source: Fenaprevi
VGBL plan premium income	29.5
PGBL plan contribution income	26.0
Pension plan investments portfolio (includes VGBL)	33.4
Leasing – Source: ABEL
Asset Operations	19.5
Consortia – Source: Bacen (Brazilian Central Bank)
Real estate	30.3
Vehicles	25.6
Trucks, tractors and agricultural inputs	19.2
International Area – Source: Bacen (Brazilian Central Bank)
Export market	19.2
Import market	16.4

.

ii) competitive conditions in markets

We face significant competition in all of our principal areas of operation, since the Brazilian financial and banking services market are highly competitive and have been through an intensive consolidation process in the past few years.

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As of December 31, 2012, publicly owned financial institutions held 44.4% of the National Financial System's assets, followed by private sector locally owned financial institutions (taking into consideration financial conglomerates) with a 39.1% share and foreign-controlled financial institutions, with a 16.5% share.

Public-sector financial institutions play an important role in the banking sector in Brazil. Essentially, they operate within the same legal and regulatory framework as private-sector financial institutions, except that certain banking transactions involving public entities must be made exclusively through public-sector financial institutions (including, but not limited to, depositing federal government funds or judicial deposits).

As of December 31, 2012, according to Central Bank data, there were 178 financial conglomerates providing a wide full range of services including: (i) 137 multiple banks; (ii) 22 commercial banks; (iii) 14 investment banks; (iv) 4 development banks;  and (v) 1 savings bank (namely Caixa Econômica Federal). For further information on risks related to competition, see "Item 3.D. Risk Factors-Risks Relating to Bradesco and the Brazilian banking industry-The increasingly competitive environment in the banking and insurance segments in Brazil may negatively affect the prospects of our business."

It should be noted that, on April 26, 2012, Circular No. 3,590 was issued, determining that the following transactions should be analyzed by the Central Bank with respect to their effects on competition, notwithstanding the review related to the stability of the financial system: (a) transfer of ownership control; (b) takeover; (c) merger; (d) business transfer; and (e) other means of business concentration. In August 2012 the National Monetary Council ("CMN") set out new requirements and procedures for incorporation, authorization for operations, cancellation of authorization, changes of control, corporate restructurings and conditions for exercising positions in statutory or contractual bodies.

Credit cards

The Brazilian credit card market is highly competitive, with approximately 203.0 million credit cards issued as of December 31, 2012, according to ABECS. Our primary competitors are Banco do Brasil, Itaú Unibanco, and Santander Brasil. Management believes that the primary competitive factors in this area are interest rates, annual fees, card distribution network and benefits offered.

Leasing

In general, the Brazilian leasing market is dominated by companies affiliated with vehicle and equipment producers and large banks. We currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

Asset management

The asset management sector in Brazil ended 2012 with R$2.2 trillion in assets, a nominal growth of 15.4% as compared to 2011, according to ANBIMA. This increase was largely the result of assets revaluations and, to a lesser extent:

•      the net funding of R$21.0 billion in multimarket funds, mostly in view of the creation of exclusive funds, and the positive funding in fixed income funds of approximately R$9.3 billion;

•      the large inflow of funds into private supplementary pension plan funds, which ended 2012 with a positive balance of R$35.0 billion in net funding; and

•      the consolidation of the market of funds in structured investments, and noteworthy was the real estate funds, which ended December with Shareholders’ Equity of R$40.0 billion.

The Organization accounted for 19.4% of the asset management market in Brazil in December 2012 (ANBIMA). BRAM, one of the leaders in asset management, accounted for a 12.7% share of this market (ANBIMA).

The data provided by ANBIMA also indicate that the Organization was the leader in funding of managed assets in 2012 (R$28.7 billion), and BRAM led the funding of managed funds in the same year (R$28.9 billion). In the asset management segment, BRAM’s main competitors are Banco do Brasil and Itaú Unibanco.

BRAM’s competition strategy is to develop new alternative strategy products and to reaffirm its leadership in fixed income and equities management, supporting the portfolio managers’ experience and success with a fundamental approach built from a strong team of analysts and an independent team of macroeconomists.

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In 2012 among the new products launched by BRAM are the “BDRs Tier I Funds,” intended for investors willing to invest in US companies’ shares, and “Quantitative Funds,” whose management strategies also benefit from statistical models and filters. Additionally, products with strategies on commodities were created, opening new frontiers for customers’ diversification of investments, as well as long-term hedged capital strategies, by which the investor may enjoy a possible stock exchange upward move without risking the invested capital.

In the international area, BRAM expanded its group of funds in Luxembourg – called “Bradesco Global Funds” – with the addition of two new funds: the “Short Duration and the Latin America Equity funds.” The Short Duration fund is aimed at obtaining returns higher than those of the Money Market funds, with low risk.  The Latin America Equity fund invests in shares of companies in Latin America, including Mexico, Chile, Peru, Colombia and Brazil. Accordingly, the group is consolidated with the offering of six funds, with the “Small Cap” fund been granted the highest rating (five stars) from Morningstar.

Insurance, pension plans and capitalization bonds

Insurance sector

As of December 31, 2012, Grupo Bradesco de Seguros e Previdência, the leading insurance company in the Brazilian market with a 24.8% market share faced increased competition from a number of Brazilian and multinational corporations in all types of insurance segments.

Our principal competitors are Grupo Segurador Banco do Brasil and Mapfre, Itaú Unibanco Seguros S.A., Sul América Cia. Nacional de Seguros, Porto Seguros Cia. de Seguros Gerais, Caixa Seguros, Zurich Santander Previdência S.A. and HSBC Seguros, which account for a combined total of approximately 57.1% of all premiums generated in the market, as reported by SUSEP.

Although nationwide companies underwrite the majority most insurance business, we also face competition from local and regional companies in the health insurance segment.

Competition in the Brazilian insurance industry changed in the past few years as foreign companies started to form joint ventures with Brazilian insurance companies with more experience in the local market.

We believe that the principal competitive factors in this area are prices, financial stability, name recognition and services. At the branch level, we believe competition is primarily based on the level of services, including the handling of claims, level of automation and development of long-term relationships with customers. Our  ability to distribute insurance products through our branch network gives us a competitive advantage over most other insurance companies because we benefit from cost savings and marketing synergies.

Pension plan sector

The monetary stabilization brought by the Real Plan stimulated the pension plan sector and the Brazilian market attracted new international players. Bradesco Vida e Previdência is currently the pension plan market leader with 29.6% of total contributions in the sector, according to SUSEP. We believe that the Bradesco brand name, together with our extensive branch network, strategy, our record of being in the forefront and our product innovation, are our competitive advantages.

Capitalization bonds sector

As of December 31, 2012, Bradesco Capitalização was the second in the industry ranking with 23.1% of revenues from capitalization bonds and 24.2% in terms of technical provisions, according to SUSEP. Our principal competitors in the capitalization bonds sector are: Brasilcap Capitalização S.A., Itaú Unibanco Capitalização S.A., Sul America Capitalização, Caixa Capitalização S.A., Zurich, Santander Capitalização S.A., Aplub Capitalização and Icatu Seguros. The principal competitive factors in this industry are offering low-cost products with more frequent prize draws, security, financial stability and brand recognition.

d)    Seasonality

Due to the specific characteristics of some products and services of the issuer, such as consumer finance segment, particularly credit card, in general, they are impacted by the effect of seasonality at certain periods or circumstances, such as final year. Other factors such as number of weekdays in the month, holidays, vacation periods, tax payments or receive of 13th bonus, can influence products and services such as loans, use of credit cards and/or demand for investments. It is noteworthy that despite this influence, these factors have no significant impact on the income of the issuer.

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e)     Main raw materials, stating:

i) description of relationships with suppliers, including whether they are subject to governmental control or regulation, with agencies and applicable legislation:

Bradesco hires suppliers and establish business relationships with partners that operate with ethical standards compatible with the Organization, through a strict selection process and not negotiate with those who, verifiably, disrespect the provision of its Code of Ethical Conduct, and also guided its business relationship by the Sectorial Code of Ethical Conduct for the Purchasing Professional.

The Bank also has a program relationship with strategic suppliers to discuss about revaluation of the supply chain of the total acquisition cost, optimization of products, innovation and sustainability. There are regular meetings with executives of the Bank and suppliers, which established objectives and monitoring the results of actions taken.

ii) Any dependence on a small number of suppliers:

Not applicable. Bradesco has no dependence on suppliers to perform its activities.

iii) Possible volatility affecting its prices:

The prices volatility, as resources for loans, interest rates charged on products, among others, rely on macroeconomic conditions and market rates.

If there is expected growth rate of inflation, the Central Bank may increase the base interest rate, increasing, consequently, interest rates for loans. Another factor that can enhance loans is the increase in delinquency rate for customers. Moreover, variations in tax rates on loans also make these operations more expensive.

7.4 - Customers accounting for more than 10% of total net revenues

Bradesco does not have any customers that account for more than 10% of the institution’s total net revenues.

7.5 - Material effects of state regulation for the business

a)     need of governmental for the exercise of activities and historical relation with the public administration in order to obtain such authorizations

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the "Banking Reform Law." The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the (CMN).

Principal regulatory agencies

CMN

CMN is responsible for overall supervision of monetary, credit, budgetary, fiscal and public debt policies. CMN has the following functions:

•      regulating lending by Brazilian financial institutions;

•      regulating Brazilian currency issue;

•      supervising Brazil's reserves of gold and foreign exchange;

•      determining saving, foreign exchange and investment policies in Brazil; and

•      regulating capital markets in Brazil.

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In December 2006, CMN asked the CVM to devise a new "Risk-Based Supervision System" in order to: (i) identify risks to which the market is exposed; (ii) rank these risks in order of severity; (iii) establish mechanisms for mitigating these risks and the losses they might cause; and (iv) control and monitor the occurrence of risk events. Among other effects, this system provides for a fast-track reviewing process for the issuance of securities.

Central Bank

The Central Bank is responsible for:

•      implementing currency and credit policies established by the CMN;

•      regulating and supervising public and private sector Brazilian financial institutions;

•      controlling and monitoring the flow of foreign currency to and from Brazil; and

•      overseeing the Brazilian financial markets.

The Central Bank’s chairperson is appointed by the president of Brazil for an indefinite term of office, subject to approval by the Brazilian senate.

The Central Bank supervises financial institutions by:

•      setting minimum capital requirements, compulsory reserve requirements and operational limits;

•      authorizing corporate documents, capital increases, acquisition of interest in new companies and the establishment or transfer of principal places of business or branches (in Brazil or abroad);

•      authorizing changes in shareholder control of financial institutions;

•      requiring the submission of annual and semiannual audited financial statements, quarterly revised financial statements and monthly unaudited financial statements; and

•      requiring full disclosure of loans and advances and foreign exchange transactions, import and export transactions and other directly related economic activities.

CVM

The CVM is responsible for regulating the Brazilian securities markets in accordance with securities and capital-market policies established by CMN.

The CVM is responsible for the supervision and regulation of equity funds. In addition, since November 2004, the CVM has had authority to regulate and supervise fixed-income asset funds.

Banking regulations
Principal limitations and restrictions on activities of financial institutions

Under applicable laws and regulations, a financial institution operating in Brazil:

•      may not operate without the prior approval of the Central Bank and in the case of foreign banks, authorization by presidential decree;

•      may not invest in the equity of any other company beyond regulatory limits;

•      may not lend more than 25.0% of its reference equity to any single person or group;

•      may not own real estate, except for its own use; and

•      may not lend to or provide guarantees for:

-     any individual that controls the institution or holds, directly or indirectly, more than 10.0% of its share capital;

-     any entity that controls the institution or with which it is under common control, or any officer, director or member of the Fiscal Council and Committee for Audit of such entity, or any immediate family member of such individuals;

-     any entity that, directly or indirectly, holds more than 10.0% of its shares (with certain exceptions);

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-     any entity that it controls or of which it directly or indirectly holds more than 10.0% of the share capital;

-     any entity whose executive board consists of the same or substantially the same members as its Institution’s executive board; or

-     its executive officers and directors (including their immediate families) or any company controlled by its executive officers and directors or their immediate families or in which any of them, directly or indirectly, holds more than 10.0% of share capital.

The restrictions with respect to related party transactions do not apply to transactions entered into by financial institutions in the interbank market.

Capital adequacy and leverage

Brazilian financial institutions are subject to capital measurement and standards based on a weighted risk-asset ratio. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord. The Basel Accord requires banks to have a capital to risk-weighted assets ratio of at least 8.0%. At least half of total capital must consist of Tier I capital. Tier I, or core, capital corresponds to equity less certain intangibles. Tier II capital includes asset revaluation reserves, and contingency reserves and subordinated debt, subject to certain restrictions. Tier II capital must not exceed Tier I capital.

CMN requirements differ from the Basel Accord in some respects. Among other differences, the CMN:

•      requires minimum capital of 11.0% of risk-weighted assets;

•      does not permit contingency reserves to be considered as capital;

•      requires fixed assets in excess of limits imposed by the Central Bank to be deducted from capital;

•      requires additional capital in relation to off-balance-sheet interest rate and foreign currency swap transactions and for certain loans and advances utilizing third party funds;

•      when determining equity, financial institutions may deduct costs, including taxes, incurred in connection with swap transactions used to hedge short positions associated with investments outside Brazil; and

•      assigns different risk weightings to certain assets and credit conversion values, including a risk weighting of 300.0% on deferred tax assets for tax loss carryforwards of income and social contribution taxes but not for those arising from other temporary differences which have a weighting of 100.0%.

In October 2009, the Central Bank reduced minimum capital requirements from 11% to 5.5% on loans to micro and small companies that are backed by one of the two guarantee funds created by the government in 2009 with a R$4 billion budget. For further details see "Item 5.B. Liquidity and Capital Resources-Capital Compliance with capital requirements."

Financial institutions are also required to maintain their shareholders’ equity at a certain level. A financial institution’s Reference Equity is the sum of its Tier I and Tier II capital and is used to determine its operational limits. For purposes of CMN adjustments, financial institutions may deduct costs, including taxes, incurred in connection with swap transactions to hedge short positions associated with investments abroad. In July 2008, the Central Bank issued certain rules to include the operational risk of financial institutions amongst the factors to be considered in the calculation of reference equity. In December 2009, the Central Bank established a single indicator for calculating the portion of capital to be maintained by financial institutions to cover, when needed, the operational risk for a non-financial company belonging to the conglomerate. In June 2010, the Central Bank issued rules amending the formula used to calculate required reference equity, which in practice led to higher levels of net equity being required of financial institutions and this will be in force as of 2012. The Central Bank says the purposes of this change include bolstering the robustness of financial institutions in terms of their ability to weather a global crisis. In February 2011, the Central Bank issued guidelines and a timetable for implementing the recommendations of the Basel Committee on Banking Supervision concerning capital structure and liquidity requirements (Basel III), including an initial timetable to implement recommendations regarding liquidity requirements.

As Brazilian capital requirements tend to be been  more conservative than international requirements, we believe that the implementation of Basel III will be less onerous in Brazil. In accordance with the draft rules that the Central Bank submitted to public consultation in February 2012, Brazil will follow the agreed   international schedule for the gradual adoption of capital definitions and requirements over the coming years. The schedule that was originally proposed by the Central Bank to have effect from January 2013 until  January 1, 2019, but in March 2013, CMN Resolutions No. 4,192/13, No. 4,193/13, No. 4,194/13 and No. 4,195/13 changed this  timeline, so that it will become effective on October 2013, with the same end  date. Following international recommendations, and in line with current practices, the minimum capital level will be stated as a percentage of risk weighted assets. The draft rule proposes three independent requirements to be met by financial institutions: (i) Principal Capital, consisting mainly of stocks, shares and retained earnings; (ii) Tier I Capital, consisting of principal capital plus other instruments capable of absorbing losses when the institution is a going concern; and (iii) Reference Equity, consisting of Tier I Capital and other instruments to absorb losses in the case of an institution in liquidation.

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In addition, the standard being discussed is also likely to include Additional Principal Capital, which will act as the prudential buffer or "cushion" referred to in Basel III. By the end of the transitional period, in 2019, Additional Principal Capital will have to be 2.5 - 5% of risk weighted assets. The amount will be determined by the Central Bank depending on economic conditions. Under normal market conditions, financial institutions are expected to hold surplus capital in relation to minimum requirements in an amount exceeding Additional Principal Capital as defined. Failure to comply with Additional Principal Capital rules will lead to restrictions affecting distribution of bonuses, profit sharing and compensation incentives associated with performance of managers of institutions.

Financial institutions, except for credit cooperatives, must keep consolidated accounting records (for calculating their capital requirements) of their investments in companies whenever they hold, directly or indirectly, individually or together with partners, a controlling interest in the investee companies. If their interest does not result in control of a company, financial institutions may choose to recognize the interest as equity in the earnings of unconsolidated companies instead of consolidating such interests.

Under certain conditions and within certain limits, financial institutions may include subordinated debt when determining their capital requirements in order to calculate their operational limits, provided that this subordinated debt complies with the following requirements:

•      it must be previously approved by the Central Bank;

•      it must not be secured by any type of guarantee;

•      its payment must be subordinated to the payment of other liabilities of the issuer in the event of dissolution;

•      it cannot be redeemed by act of the holder;

•      it must have a clause allowing postponement of the payment of interest or redemption if this would cause the issuer to fail to comply with minimum levels of reference equity or other operational requirements;

•      it must be nominative if issued in Brazil, and if issued abroad may be in any other form permitted by local legislation;

•      if issued abroad, it must contain a clause for elected jurisdiction;

•      it must have a minimum term of five years before redemption or amortization;

•      it must be paid in cash; and

•      its payment cannot be secured by any type of insurance any instrument that requires or permits payments between the issuer and the borrowing institution or that affects the subordinated status of the debt.

Brazilian financial institutions may elect to calculate their capital requirements on either a consolidated or an unconsolidated basis.

In June 2011, the CMN determined that financial institutions and other Central Bank authorized institutions required to calculate Reference Equity requirements must implement a capital management structure compatible with the nature of their operations, complexity of products, services offered, and the scale of their risk exposure.

Additionally, in September 2011, the CMN issued a rule which states that the Central Bank may undertake a discretionary assessment of the circumstances in each case and require a series of preventive prudential measures to be taken if it finds situations that compromise or may compromise the proper functioning of the Financial System or its institutions, or other Central Bank authorized institutions.

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In November 2012 the Central Bank issued a notice guiding on the procedures for calculating Required Reference Equity.

Risk Weighting

By way of Circular No. 3,644, of March 4, 2013, the Central Bank consolidated the risk weighted factors to be applied to different exposures for purposes of calculating the capital requirement through a standardized approach. According to this standard, the following factors, in summary, should be applied:

(i) 0% of exposures of (a) amounts held in cash, in local currency; (b) amounts held in kind, in the foreign currencies, subject to certain requirements; (c) investments in gold, financial assets and foreign exchange instruments, as well as exposure to the underlying asset represented by the gold, financial assets and foreign exchange instruments; (d) operations with the National Treasury and the Central Bank, as well as securities issued by them, subject to certain requirements; (e) transactions with certain multilateral and Multilateral Development Entities (MDE), credit limits; and (f) advances from FGC contributions;

(ii) 2% of exposures of transactions to be settled in settlement systems from chambers or providers of clearing and settlement services, with the chamber or service provider acting as a central counterparty, which meets certain characteristics;

(iii) 20% of exposures of (a) bank demand deposits in local currency; (b) bank demand deposits in foreign currency, subject to certain requirements; (c) rights arising from the novation of the debt of the Salary Variations Compensation Fund (FCVS); (d) operations with maturities of less than three months, in local currency, with financial institutions and other institutions authorized to operate by the Central Bank, subject to certain requirements; (e) securities, subject to certain requirements; (f) loan operations maturing within three months, in local currency, carried out with chambers or providers of clearing and settlement services; (g) loan operations maturing within three months, in local currency, carried out in chambers or service providers of clearing and settlement services based abroad and subject to regulation consistent with the principles established by the Payment and Settlement Systems Committee (CPSS) and the International Organization from Securities Commissions (IOSCO); (h) rights representing certain operations of cooperatives; (i) transactions with central governments of foreign countries and their central banks as well as securities issued by them, subject to certain requirements; and (j) operations with maturities of less than three months, carried out with financial institutions based in the countries addressed in item "g" hereof, subject to certain requirements;

(iv) 35% of exposures related to financing for the purchase of new or used residential property, secured by liens on the financed property, whose contracted value is up to 80% of the appraised value of the guarantee the date the credit is granted;

(v) 50% of exposures of (a) transactions with financial and other institutions authorized to operate by the Central Bank, for which financial statements are not prepared on a consolidated basis, subject to certain requirements; (b) transactions with financial institutions based in countries in which events, such as the suspension of payment obligation on the external unilateral change of contractual terms relating to the payment of external obligations, among others, have not been verified in the last five years; (c) loan operations carried out with chambers or providers of clearing and settlement services deemed as systemically important under regulations in force, with maturity over three months; (d) loan operations carried out  with chambers or providers of clearing and settlement services based abroad and subject to regulation consistent with the principles established by CPSS and IOSCO, with maturity over three months; (e) loans secured by liens on new or used residential property, whose contracted value is up to 50% of the appraised value of the guarantee, on the credit grant date; (f) financing for the purchase of new or used residential property, secured by a first-degree mortgage, residential property, new or used, whose contract value is up to 80% of the appraised value of the guarantee on the credit grant date; (g) financing for the construction of buildings, secured by liens or first-degree mortgages, provided that the assets for appropriation method is adopted; and (h) loans granted to the FGC;

(vi) except for those in which there is a specific risk-weighted factor, 75% of  exposures related to (a) operations that have as counterparty a legal entity whose assets portfolio total balance in the Brazilian financial system is over one hundred million reais (R$100,000,000.00) and in which the assets portfolio with the counterparty is lower than 10% of the respective reference equity, subject to certain checking requirements; and (b) retail operations, that is, that have as counterparty an individual or small legal entity, assume the format of a financial tool intended for the counterparties mentioned in item “a” above, have a total current exposure with the one and same counterparty lower than 0.2% of the retail exposure amount, and have total current exposures with the one and same counterparty lower than six hundred thousand reais (R$600,000.00), subject to certain requirements;

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(vii) 100% of exposures for which there is no Risk-Weighted Factor established by the Central Bank;

(viii) 150% of exposures contracted with individuals, except for (a) personnel credit not related to payroll loans, with or without a specific destination with term over 36 months, subject to certain requirements; (b) payroll loans taken out or renegotiated with contractual term over 60 months, subject to certain requirements; (c) financing for acquisition of automotive vehicle, with contractual term over 60 months; (d) financial leasing of automotive vehicle, with contractual term over 60 months; and (e) a loan for financing an unrelated credit-card debt, with the repayment of the card invoice scheduled by way of a payroll loan, in which the agreement sets  forth conditions that do not assure the debt settlement in a term of up to 36 months by way of discounts in payroll. This risk-weighted factor does not apply to rural loans, financing with funds from onlending of funds or special programs of the Federal Government, or those which subject is the automotive vehicle with loads of up to two tons, subject to certain requirements;

(ix) 300% of exposures of (a) personal loans without a specific destination with contractual term over 60 months, excluding payroll loans, taken out or negotiated with individuals, subject to certain requirements; and (b) deferred tax assets arising from income tax and social contribution tax loss carry-forwards on net income, pursuant to regulation in force; and

(x) 1,250% of exposures related to (a) acquisition of FIDCs subordinated class units and other investment funds, acquired from March 7, 2013; (b) acquisition of subordinated class of securitization bonds, acquired from March 7, 2013; and (c) interest in funds of guarantee of settlement of settlement systems of chambers or providers of clearing and settlement services.

Reserve requirements

The Central Bank periodically sets compulsory reserve and related requirements for Brazilian financial institutions. The Central Bank uses reserve requirements as a mechanism to control liquidity in the Brazilian Financial System. Historically, the reserves against demand deposits, savings deposits and time deposits have accounted for almost all amounts required to be deposited with the Central Bank. In December 2010, the Central Bank raised compulsory deposit and reserve requirements, and reduced any deductions applicable. In addition, the Central Bank introduced higher compulsory deposits and reserve requirements for savings, demand, and time deposits. Some of these rules were amended by the Central Bank in March 2011. In July 2011, the CMN consolidated and redefined rules for compulsory deposit requirements against short positions in foreign currency.

In December 2011, the Central Bank approved a circular consolidating and redefining certain rules for compulsory reserve requirements for time deposits. The main change was the inclusion of Brazilian Treasuries in the list of assets eligible for deduction from compulsory reserves for time deposits. Some provisions relating to compulsory reserve requirements against time deposits were again amended by the Central Bank in February, May, September, November and December 2012.

The total consolidated exposure of a financial institution in foreign currencies and gold cannot exceed 30.0% of its reference equity. In addition, if its exposure is greater than 5.0% of its adjusted net worth, the financial institution must hold additional capital at least equivalent to 100.0% of its exposure. Since July 2, 2007, the amount internationally offset in opposite exposures (purchases and sales) in Brazil and abroad by institutions of the same conglomerate is required to be added to the respective conglomerate's net consolidated exposure.

In the past, the Central Bank has imposed restrictions on other types of financial transactions. These compulsory deposit requirements are no longer in effect, but they may be re-imposed in the future, or similar restrictions may be instituted. At the beginning of 2008, the Central Bank determined a new compulsory deposit requirement relating to deposits of leasing companies. Our leasing company invests most of its cash available for immediate investment in interbank deposit accounts with us.

Asset composition requirements

Brazilian financial institutions may not allocate more than 25.0% of their reference equity to loans and advances (including guarantees) to the same customer (including customer's parent, affiliates and subsidiaries) or to securities from any issuer. They may not either act as underwriters (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25.0% of their reference equity.

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Permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred assets) of Brazilian financial institutions may not exceed 50.0% of their reference equity.

CMN issued rules in October 2008 requiring financial institutions to record: (i) rights on assets used for maintaining the institution's activities, including rights resulting from transactions that have transferred the benefit, risks and control of these assets to the institution, except for those covered by leasing agreements, in fixed assets; and (ii) restructuring expenses that effectively result in an increase in income of more than one fiscal year and do not constitute merely a reduction in costs or greater operational efficiency, in deferred assets. A subsequent rule further defined intangible assets, such as vested rights on non-material assets used for maintaining the institution's activities, including those corresponding to payroll services, income, salary, wages and retirement and pension payments, among others.

As of January 2012, a rule issued by the CMN came into effect in line with IASB, which states different accounting criteria in cases of assignment of receivables or other financial assets depending on whether or not there is retention or transfer of risks and benefits in conjunction with the assigned asset.

In July 2011, the CMN published a rule requiring registration of assigned receivables and financial settlement of assets authorized by the Central Bank.

Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution's equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its reference equity. Within that limit, repurchase operations involving private securities may not exceed five times the amount of the financial institution's reference equity. Limits on repurchase operations involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

Onlending of funds borrowed abroad

Financial institutions and leasing companies are permitted to borrow foreign currency-denominated funds in the international markets (through direct loans or the issuance of debt securities) in order to on-lend such funds in Brazil. These onlendings take the form of loans denominated in reais  but indexed to the U.S. dollar. The terms of the onlending transaction must mirror the terms of the original transaction. The interest rate charged on the underlying foreign loan must also conform to international market practices. In addition to the original cost of the transaction, the financial institution may charge onlending commission only.

Furthermore, the amount of any loan in foreign currency should be limited to the sum of foreign transactions undertaken by the financial institution to which loan funds are to be directed. Lastly, pursuant to the Central Bank's Circular No. 3,434/09, the total of loans and advances made against these funds must be delivered to the Central Bank as collateral, as a condition for the release of the amount to the financial institution.

Foreign currency position

Transactions in Brazil involving the sale and purchase of foreign currency may be conducted only by institutions authorized by the Central Bank to operate in the foreign exchange market.

As of March 2005, the previously existing "Commercial" and "Floating" markets were unified under a single foreign currency exchange regime (the "Exchange Market"), in which all foreign exchange currency transactions are concentrated. The unified Exchange Market provides for settlement in foreign currency of any commitments in reais  contracted between individuals and/or legal entities resident in Brazil and individuals or legal entities resident abroad, by submitting the relevant documentation.

Access to the Exchange Market may be granted by the Central Bank to multiple banks, commercial banks, investment banks, development banks, savings and loans entities, foreign exchange banks, development agencies, financing and investment associations, brokerage firms, securities dealers and currency-broker firms. Some foreign-exchange transactions may also be carried out by travel agencies and tourist hospitality organizations accepting foreign currency. The Central Bank currently does not impose limits on long positions in forex (i.e., in which the aggregate amount of foreign currency purchases exceeds sales) of banks authorized to operate in the Exchange Market. As of December 2005, the Central Bank no longer limited short positions in forex (i.e., in which the aggregate amount of foreign currency purchases is less than sales) for banks authorized to operate in the Exchange Market.

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In March 2010, the Central Bank continued with the process of simplifying foreign exchange rules by consolidating existing rules and revoking others. These changes were designed to provide further transparency and standards for cross-border foreign exchange transactions, and may be divided into three main categories:

(i)      Consolidation of rules for foreign capital: registration of foreign direct investment, foreign credits, royalties, transfer of technology and leasing. Financial transfers from and to foreign countries will follow the general rules applicable to the Brazilian foreign exchange market, including the principles of legality, economic rationale and supporting documentation. These rules were amended several times in 2011. Additionally, the need for specific authorizations or prior statements from the Central Bank has been eliminated and there is no need to provide information that the Central Bank may obtain elsewhere;

(ii)    Rules for sale of depositary receipts abroad: companies that issue depositary receipts have the option of keeping the proceeds abroad. This option, however, does not apply to financial institutions. Therefore, our procedures in this respect remain unchanged; and

(iii)   Simplification of foreign exchange rules: several changes have been implemented to boost competition in the international transfer of funds and offer of banking services.

Pursuant to CMN regulations of November 2011, the investment abroad of available funds in foreign currency must be limited to (i) securities issued by the Brazilian government; (ii) sovereign debt issued by foreign governments; (iii) securities issued by financial institutions, or entities under their responsibility; and (iv) time deposits in financial institutions. In February 2011, the Central Bank adopted new rules for investments by Brazilian entities or individuals in non-Brazilian companies. For the purposes of this rule, foreign currency holdings includes: (i) the institution's own foreign currency position; (ii) foreign currency balances in current accounts in Brazil, that have been opened and transacted in accordance with laws and regulations; and (iii) the institution's other foreign currency held in foreign accounts, including funds received to pay for Brazilian exports.

The rules addressing the foreign exchange market were again amended in April, May, June, August and December 2012.

Registration of cross-border derivatives and hedging transactions and information on derivatives

In December 2009, the Central Bank issued specific rules that became effective on February 1, 2010, requiring Brazilian financial institutions to register their cross-border derivative transactions with a clearing house regulated by the Central Bank and by the CVM. Specifically, cross-border derivative transactions must: (i) be registered within two business days; and (ii) cover details of underlying assets, values, currencies involved, terms, counterparties, means of settlement and parameters used.

In February 2010, registration rules were extended to cover hedging transactions in foreign OTC markets or exchanges.

In November 2010, to facilitate management of derivatives-related risk incurred by financial institutions, the CVM stipulated that market participants should create mechanisms in order to share information on derivatives contracts traded or registered in their systems, subject to banking confidentiality rules.

Treatment of loans and advances

According to the Central Bank, financial institutions are required to classify their loans and advances into nine categories, ranging from AA to H, based on their risk. These credit classifications are determined in accordance with Central Bank criteria relating to:

•      the conditions of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, delay in payments, contingencies and credit limits; and

•      the conditions of the transaction, such as its nature and purpose, the type, the level of liquidity, the sufficiency of the collateral and the total amount of the credit.

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the case of corporate borrowers, the nine categories that we use are as follows:

Rating	Our Classification	Bradesco Concept
AA	Excellent	First tier large company or group, with a long track record, market leadership and excellent economic and financial concept and positioning.
A	Very Good	Large company or group with sound economic and financial position that is active in markets with good prospects and/or potential for expansion.
B	Good	Company or group, regardless of size, with good economic and financial positioning.
C	Acceptable	Company or group with a satisfactory economic and financial situation but with performance subject to economic variations.
D	Fair	Company or group with economic and financial positioning in decline or unsatisfactory accounting information, under risk management.

A loan and advance operation may be upgraded if it has credit support or downgraded if in default.

Doubtful loans are classified according to the loss perspective, as shown below:

Rating	Bradesco Classification
E	Deficient
F	Bad
G	Critical
H	Uncollectible

A similar nine-category ranking system exists for transactions with individuals. We grade credit based on data including the individual's income, net worth and credit history, as well as other personal data.

Financial institutions should maintain a credit risk management structure compatible with the nature of their transactions and with the complexity of products and services offered, which should also be proportional to the institution's credit risk exposure.

For regulatory purposes, financial institutions are required to classify the level of risk of their loan operations according to Central Bank criteria, taking into consideration both the borrower and guarantors’ characteristics and the nature and value of the operation, among others, in order to identify potential provision for loan losses.

This risk evaluation must be reviewed at least every six months for loans extended to a single customer or economic group whose aggregate loan amount exceeds 5.0% of the financial institution's reference equity, and once every 12 months for all loan operations, with certain exceptions.

Past due loans must be reviewed monthly. For this type of loan, regulatory provisions set the following maximum risk classifications:

Number of Days Past Due (1)	Maximum Classification
15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H
(1) These time periods are doubled in the case of loans w ith maturities in excess of 36 months.

Financial institutions are required to determine, whether any loans must be reclassified as a result of these maximum classifications. If so, they must adjust their regulated accounting provisions accordingly.

The regulations specify a minimum provision for each category of loan, which is measured as a percentage of the total amount of the loan and advance operation, as follows:

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Classification of Loan	Minimum Provision %
AA	-
A	0.5
B	1.0
C	3.0
D	10.0
E	30.0
F	50.0
G	70.0
H (1)	100.0
(1) Banks must w rite off any loan six months after its initial classification as an H loan.

Loans and advances of up to R$50,000 may be classified by the method used by the financial institution itself or the arrears criteria described above.

Financial institutions must make their lending and loan classification policies available to the Central Bank and to their independent accountants. They are also required to submit information relating to their loan portfolio to the Central Bank, together with their financial statements. This information must include:

•      a breakdown of the business activities and nature of borrowers;

•      maturities of their loans;

•      amounts of rescheduled, written-off and recovered loans;

•      loan portfolio diversification by the loan classification; and

•      non-performing loans.

The Central Bank requires authorized financial institutions to compile and submit their loans and advances portfolio data in accordance with several requirements. The Central Bank may allow discrepancies in these statements of up to 5.0% per risk level and 2.5% in the reconciled total.

Exclusivity in loans and advances to customers

In January 2011, Central Bank Circular No. 3,522/11 prohibited financial institutions that provide services and loan transactions from entering into agreements, contracts or other arrangements that prevent or restrict the ability of their customers to access loans and advances offered by other institutions, including payroll-deductible loans. The purpose of this rule is to increase competition among credit providers and prevent exclusivity agreements between state-owned banks and government bodies with respect to payroll-deductible loans. While there is some uncertainty as to whether the new rules affect existing contracts, all new contracts are covered by the new regulations, allowing market competition and enabling employees in the public and private sectors to obtain payroll-deductible loans from any authorized financial institution.

Brazilian clearing system

The Brazilian clearing system was regulated and restructured under legislation enacted in 2001. These regulations are intended to streamline the system by adopting multilateral clearing and boost security and solidity by reducing systemic default risk and financial institutions' credit and liquidity risks.

The subsystems in the Brazilian clearing system are responsible for maintaining security mechanisms and rules for controlling risks and contingencies, loss sharing among market participants and direct execution of custody positions of contracts and collateral by participants. In addition, clearing houses and settlement service providers, as important components to the system, set aside a portion of their assets as an additional guarantee for settlement of transactions.

Currently, responsibility for settlement of a transaction has been assigned to the clearinghouses or service providers responsible for it. Once a financial transaction has been submitted for clearing and settlement, it generally becomes the obligation of the relevant clearinghouse and/or settlement service provider to clear and settle, and it is no longer subject to the risk of bankruptcy or insolvency on the part of the market participant that submitted it for clearing and settlement.

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Financial institutions and other institutions authorized by the Central Bank are also required under the new rules to create mechanisms to identify and avoid liquidity risks, in accordance with certain procedures established by the Central Bank. Under these procedures, institutions are required to:

•      maintain and document criteria for measuring liquidity risks and risk management procedures;

•      analyze economic and financial data to evaluate the impact of different market scenarios on the institution's liquidity and cash flow;

•      prepare reports to enable the institution to monitor liquidity risks;

•      identify and evaluate mechanisms for unwinding positions that could threaten the institution economically or financially and for obtaining the resources necessary to carry out such unwinds;

•      adopt system controls and test them periodically;

•      promptly provide the institution's management information and analysis for any liquidity risk identified, including any conclusions or measures taken; and

•      develop contingency plans for handling liquidity crisis situations.

Financial institutions were positively affected by the restructuring of the Brazilian clearing system. Under the old system, in which transactions were processed at the end of the day, an institution could carry a balance, positive or negative, a situation which is no longer allowed. Payments must now be processed in real time, and the amounts over R$5,000 must be processed by electronic transfers between institutions with immediately available funds. If a transaction is made using checks, an additional bank fee will be charged.

After a period of tests and gradual implementation, the new Brazilian clearing system started operating in April 2002. The Central Bank and CVM have the power to regulate and supervise the Brazilian payment and clearing system.

Liquidation of financial institutions

In February 2005, the "New Bankruptcy Law" was approved, replacing the previous legislation that had been in effect since 1945. The main goal of the “New Bankruptcy Law” is to avoid viable companies being unable to honor their debt obligations. The New Bankruptcy Law seeks to do this by providing greater flexibility in plan reorganization strategies while giving creditors more guarantees. It also seeks to improve creditors' ability to recover through the judiciary system by promoting an agreement between the company and a commission comprised of creditors. The New Bankruptcy Law is not currently applicable to financial institutions, and, accordingly, Law No. 6,024/74 governing intervention in and administrative liquidation of financial institutions is still applicable to us.

Intervention

The Central Bank will intervene in the operations and management of any financial institution not controlled by the federal government if the institution:

•      suffers losses due to mismanagement, putting creditors at risk;

•      repeatedly violates banking regulations; or

•      is insolvent.

Intervention may also be ordered upon the request of a financial institution's management.

Intervention may not exceed 12 months. During the intervention period, the institution's liabilities are suspended in relation to overdue obligations, maturity dates for pending obligations contracted prior to intervention, and liabilities for deposits in the institution existing on the date intervention was ordered.

Administrative liquidation

The Central Bank will liquidate a financial institution if:

•      the institution's economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they fall due, or upon the occurrence of an event that could indicate a state of bankruptcy;

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•      management commits a material violation of banking laws, regulations or rulings;

•      the institution suffers a loss which subjects its unsecured creditors to severe risk; or

•      if, upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days, or, if initiated, the Central Bank determines that the pace of the liquidation may impair the institution's creditors.

As a consequence of administrative liquidation:

•      lawsuits pleading claims on the assets of the institution are suspended;

•      the institution's obligations are accelerated;

•      the institution may not comply with any liquidated damage clause contained in unilateral contracts;

•      interest does not accrue against the institution until its liabilities are paid in full; and

•      the statute of limitations with respect to the institution's obligations is tolled.

Temporary special administration regime

The temporary special administration regime, known as "RAET," is a less severe form of Central Bank intervention in financial institutions, which allows institutions to continue to operate normally. RAET may be ordered in the case of an institution that:

•      repeatedly makes transactions contravening economic or financial policies under federal law;

•      faces a shortage of assets;

•      fails to comply with compulsory reserves rules;

•      has reckless or fraudulent management; or

•      has operations or circumstances requiring an intervention.

The adjudication of RAET does not affect the regular course of the institution's business operations, which are  allowed to continue as normal, with the institution being allowed to perform all operations to which it is authorized, enabling  the maintenance of the relationship with institution's creditors and debtors. There  is no change in its undertakings with third parties, or with respect to its debts, which continue to mature in the originally contracted terms.

Repayment of creditors in liquidation

In the case of liquidation of a financial institution, employees' wages, indemnities and tax claims have the highest priority among claims against the bankrupt institution. In November 1995, the Central Bank created the Fundo Garantidor de Créditos - FGC (or  Deposit Guarantee Fund) to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or other state of insolvency. Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all Brazilian financial institutions accepting deposits from customers.

The FGC is a deposit insurance system that guarantees a certain maximum amount of deposits and certain credit instruments held by a customer against a financial institution (or against member financial institutions of the same financial group). The liability of the participating institutions is limited to the amount of their contributions to the FGC, with the exception that in limited circumstances, if FGC payments are insufficient to cover insured losses, the participating institutions may be asked for extraordinary contributions and advances. The payment of unsecured credit and customer deposits not payable under the FGC is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

In December 2010, the CMN increased the maximum amount of the guarantee provided by the FGC from R$60,000 to R$70,000. Since 2006, it reduced the ordinary monthly FGC contribution from 0.025% to 0.0125% of the balance held in bank accounts covered by FGC insurance.

In December 2010, Brazilian Central Bank issued Resolution No. 3,931/10 with new rules for taking time deposits with a special guarantee from the FGC. Under these rules, the maximum value of the balance

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of such deposits is limited to the greater of the following (with a maximum of R$5 billion): (i) the equivalent of twice the reference equity, calculated on the base date June 30 earning interest monthly at the SELIC rate; (ii) the equivalent of twice the reference equity, calculated on December 31, 2008, earning interest monthly at the SELIC rate as of May 1, 2009; and (iii) the equivalent of the sum of balances in time deposits plus balances of bills of exchange held in the bank on June 30, 2008, earning interest monthly at the SELIC rate as of May 1, 2009.

The same rule reduced the limit on taking time deposits with special FGC guarantees on the following schedule: (i) twenty percent (20%) from January 1, 2012; (ii) forty percent (40%) from January 1, 2013; (iii) sixty percent (60%) from January 1, 2014; (iv) eighty percent (80%) from January 1, 2015; and (v) one hundred percent (100%) from January 1, 2016.

In May 2012 Resolution No. 4,087/12 was issued, amending and consolidating the rules addressing the FGC bylaws and regulation. This Resolution was later amended by Resolution No. 4,115/12. In June 2012 the provisions related to the calculation basis and payment of common contributions by the FGC-associated institutions was amended.

Internal compliance procedures

All financial institutions must have in place internal policies and procedures to control:

•      their activities;

•      their financial, operational and management information systems; and

•      their compliance with all applicable regulations.

The Executive Board of a financial institution is responsible for implementing an effective structure for internal controls by defining responsibilities and control procedures and establishing corresponding goals and procedures at all levels of the institution. The Executive Board is also responsible for verifying compliance with all internal procedures.

Our Bylaws include a provision for an internal controls and compliance committee composed of up to 12 members appointed by our Board of Directors.

Restrictions on foreign banks and foreign investment

The Brazilian Constitution prohibits foreign financial institutions from establishing new branches in Brazil, except when duly authorized by the Brazilian government. A foreign bank duly authorized to operate in Brazil through a branch or a subsidiary is subject to the same rules, regulations and requirements that are applicable to any other Brazilian financial institution.

The Brazilian Constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization from the Brazilian government. However, foreign investors without specific authorization may acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts representing non-voting shares offered abroad. Any investment in common shares would depend on government authorization. In January 2012, the Central Bank authorized Bradesco to create an ADR program for its common shares in the U.S. market. As part of this authorization, the Central Bank increased the limit of foreign interest in Bradesco's capital stock from the current 14% to 30%.

Anti-money laundering regulations, banking secrecy and financial transactions linked to terrorism

Under Brazilian anti-money laundering rules, which the Central Bank consolidated in July 2009 through Circular No. 3,461/09, and subsequently in December 2010, through Circular No. 3,517/10, as amended by Circular No. 3,583/12, financial institutions must:

•      keep up-to-date records regarding their customers;

•      maintain internal controls and records;

•      record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money;

•      keep records of transactions that exceed R$10,000 in a calendar month or reveal a pattern of activity that suggests a scheme to avoid identification;

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•      keep records of all check transactions; and

•      keep records and inform the Central Bank of any cash deposits or cash withdrawals in amounts above R$100,000.

The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime and inform the Central Bank of the proposed or executed transaction. Records of transactions involving currency or any asset convertible to money, records of transactions that exceed R$10,000 in a calendar month, and records of check transactions must be kept for at least five years, unless the bank is notified that a CVM investigation is underway, in which case the five-year obligation may be extended. Pursuant to Circular No. 3,641/08,  financial institutions must implement control policies and internal procedures. The policies must: (i) specify in an internal document the responsibilities of each of the organization's hierarchical levels; (ii) include the collection and registration of timely information about customers that makes it possible to identify the risks of occurrence of these crimes; (iii) define the criteria and procedures for selecting, training and monitoring the economic-financial status of the institution's employees; (iv) include a prior analysis of new products and services from the perspective of preventing these crimes; (v) be approved by the Board of Directors; and (vi) be broadly circulated internally. Current legislation allows us to develop internal procedures designed to identify any financial transactions or services that present a low level of risk of being used for money laundering or terrorist financing, which are exempted from the requirement to obtain customers’ registration details. The procedures described herein shall be observed by our branches and subsidiaries in Brazil and abroad.

Along with these policies, Circular No. 3,641/08  also establishes additional norms related to keeping registration information up-to-date, keeping records of politically exposed individuals, records of the beginning or continuation of business relations, records of financial services and transactions, records of deposits and clearance of checks deposited in other financial institutions, the use of fund transfer instruments, pre-paid card registrations, transfers of over R$100,000 in cash, and other transactions that require special attention.

Likewise, Circular No. 3,642/08 defined rules to combat money laundering in international transfers,  including more detailed operational information requirements for payment orders, such as the name and identification document of the parties involved, address and bank account when applicable. Financial institutions shall also adopt measures to obtain information about methods and practices used by their correspondents abroad so as to prevent money laundering and terrorist financing practices, and report to government authorities whenever transactions with these characteristics are detected.

Brazilian regulations list a number of potential money-laundering transaction characteristics, such as: transactions involving amounts that are incompatible with the professional, equity and/or earnings condition of the involved parties; operations evidencing default on behalf of third parties; transactions intended to create loss or gain with no economic grounds; transactions from or to countries or territories that do not apply the recommendations sufficiently or do not cooperate with the Brazilian financial activity control agencies; transactions paid in cash; transactions the complexity and risk level of which are inconsistent with the customer's technical qualification; and transactions involving non-resident parties, trustees and companies, private banking customers and politically exposed individuals.

The CVM directed special attention to politically exposed individuals through Instruction No. 463/08 and consolidated in Circular No. 3,641/08, which refer to individuals politically exposed who hold or held prominent public positions in Brazil or abroad during the past five years and their relatives and representatives. Such individuals include heads of state and government, senior politicians and civil servants, judges or high-ranking military officers, and leaders of state controlled enterprises companies or political parties, among others. Financial institutions are required to adopt certain mechanisms in order to: (i) identify the final beneficiaries of each transaction; (ii) identify whether these politically exposed individuals are involved; (iii) monitor financial transactions involving politically exposed individuals; and (iv) pay special attention to people from countries with which Brazil maintains a high number of business and financial transactions, shared borders or ethnic, linguistic or political relations.

In addition, this CVM regulation contains special provisions to control and prevent the flow of funds derived from, or for financing, terrorist activities.

Also regarding the control of politically exposed individuals' activities and in light of the 2010 Brazilian elections for President, Governors, Senators, Federal and State Representatives, in March 2010, the Central Bank enacted rules that specifically address the opening, transacting with and closing of demand accounts for funds related to financing the 2010 election campaign. Those rules seek to avoid irregular use of said funds and illegal donations.

Financial institutions must maintain the secrecy of their banking operations and services provided to their customers. Certain exceptions apply to this obligation, however, such as: the sharing of information on

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credit history, criminal activity and violation of bank regulations, or disclosure of information authorized by interested parties. Banking secrecy may also be breached by court order when necessary for the investigation of any illegal act. On June 9, 2011 Law No. 12,414 was enacted, governing the set up and consultation of data with default information on individuals and companies, in order to set up a history of credit. The provision of information by financial institutions was regulated by Resolution No. 4,172 of December 20, 2012.

Government officials and auditors from the Brazilian Federal Revenue Service may also inspect an institution's documents, books and financial records in certain circumstances.

In October 2008, the Central Bank broadened the reach of its rules for controlling financial transactions related to terrorism, so that operations carried out on behalf of, services provided to, or access to funds, other financial assets or economic resources belonging to or directly or indirectly controlled by, the following individuals or entities were required to be immediately reported to the Central Bank: (i) members of the Al-Qaeda organization, members of the Taliban and other individuals, groups, companies or entities connected with them; (ii) the former government of Iraq or its agencies or companies located outside of Iraq, as well as funds or other financial assets that might have been withdrawn from Iraq or acquired by Saddam Hussein or by other former Iraqi government senior officials or by the closest members of their families, including companies owned by, or directly or indirectly controlled by them or by individuals under their management; and (iii) individuals perpetrating or attempting to perpetrate terrorist actions or who take part in or facilitate such acts, entities owned or directly or indirectly controlled by such individuals, as well as by individuals and entities acting on their behalf or under their command.

On July 9, 2012 Law No. 12,683/12 came into force, amending Law No. 9,613/98, and toughened the rules on money laundering offenses. According to the new law, any offense or misdemeanor – and not only serious offenses, such as drug traffic and terrorism – may be deemed as a precedent to the money laundering offense. Additionally, the law expands, to a great extent, the list of individuals and companies obliged to report transactions to COAF (Controlling Council of Financial Activities), including, among them, companies providing advisory or consulting services to operations in the financial and capital markets, under the penalty of fines of up to R$20 million.

Change of independent accounting firm

Under Brazilian regulations, all financial institutions must:

•      be audited by an independent accounting firm; and

•      the specialist in charge, director, manager or audit team supervisor must be periodically replaced without the need to change the independent auditor firm itself. Rotation must take place after five fiscal years at most and replaced professionals may be reintegrated three years later. Terms of responsible specialists, directors, managers or audit team supervisors begin on the day the team begins work on the audit.

Each independent accounting firm must immediately inform the Central Bank any event that may materially adversely affect the relevant financial institution's status.

In March 2002, an amendment to the Brazilian Corporate Law gave the members of our Board of Directors veto rights over the appointment or removal of our independent accounting firm.

Auditing requirements

Because we are a financial institution registered with the local stock exchange, we are obliged to have our financial statements audited every six months in accordance with generally accepted accounting principles adopted in Brazil. Quarterly financial information filed with the CVM is subject to review by our independent accountants.

In January 2003, the CVM enacted regulations requiring audited entities to disclose information relating to their independent accounting firm's non-auditing services provided to the entity whenever such services accounted for more than 5.0% of the amount paid to the external auditors.

The independent auditors must also declare to the audited company's management that their providing these services does not affect the independence and objectivity required for external auditing services.

In May 2003, the CMN enacted new auditing regulations applicable to all Brazilian financial institutions; which were revised in November 2003, January and May 2004 and December 2005. Under these regulations, we are required to appoint a member of our management to be responsible for monitoring and supervising compliance with the accounting and auditing requirements set forth in the legislation.

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Pursuant to this regulation, financial institutions having reference equity of more than R$1.0 billion, managing third party assets of at least R$1.0 billion or having an aggregate amount of third party deposits of over R$5.0 billion are also required to create a  Committee for Audit consisting of independent members. The number of members, their appointment and removal criteria, their term of office and their responsibilities must be specified in the institutions' bylaws. Our Committee for Audit has been fully operational since July 1, 2004. The Committee for Audit is responsible for recommending to management which independent accounting firm to engage, reviewing the company's financial statements, including the notes thereto, and the auditors' opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing management's compliance with the recommendations made by the independent accounting firm, among other matters. Our Bylaws were revised in December 2003 to stipulate the existence of a Committee for Audit. In May 2004, our Board of Directors approved the internal regulations for the Committee for Audit and appointed its first members. In October 2006, the CMN enacted stricter requirements to be followed by the members of the Committee for Audit.

Since July 2004, we are required to publish a semi-annual Committee for Audit report together with our financial statements. Our Committee for Audit 's first report was issued together with our financial statements for the second half of 2004.

In September 2009, the Central Bank issued rules setting criteria for auditors on the latter's preparation of reports on the quality and compliance of the internal controls systems, and on non-compliance with legal and regulatory provisions. These norms, amended in January 2010, state that in addition to their regular auditing functions, auditors must assess the following items: (i) control environment; (ii) risk identification and assessment; (iii) controls adopted; (iv) information and communication policies; (v) forms of monitoring and improvement; and (vi) deficiencies identified.

Regulation of operations in other jurisdictions

We have branches and subsidiaries in several other jurisdictions, such as New York, London, Buenos Aires, Tokyo, the Cayman Islands, Hong Kong, Mexico and Luxembourg. The Central Bank supervises Brazilian financial institutions' foreign branches, subsidiaries and corporate properties, and prior approval from the Central Bank is necessary to establish any new branch, subsidiary or representative office or to acquire or increase any interest in any company abroad. In any case, the subsidiaries activities’ should be complementary or related to our own principal activities. In most cases, we have had to obtain governmental approvals from local central banks and monetary authorities in foreign jurisdictions before commencing business. In all cases, we are subject to supervision by local authorities.

Asset management regulation

Asset management is regulated by the CMN and the CVM.

In August 2004, the CVM issued Rule No. 409/04 consolidating all previous regulations applicable to fixed-income asset funds and equity mutual funds. Prior to this ruling, fixed-income asset funds were regulated by the Central Bank, and equity mutual funds were regulated by the CVM.

CVM Rule No. 409/04 became effective on November 22, 2004. Since then, all new funds created are subject to its rules, while previously existing funds had until January 31, 2005 to adapt to the new regulations.

Pursuant to CVM limits and our Bylaws, our investment funds must keep their assets invested in securities and types of trades available in the financial and capital markets.

Securities and all other financial assets in the investment fund's portfolio must be registered directly with specific custody deposit accounts opened in the name of the fund except for open investment funds quotas. Such accounts must be held in registration and clearance systems authorized by the Central Bank, or certain custody institutions authorized by the CVM.

In addition to the limitations specified in each financial investment fund's Bylaws, they may not:

•      invest more than ten per cent (10.0%) of their net assets in securities of a single issuer, if that issuer is (i) a publicly-held non-financial institution, or  (ii) a federal, state, or  municipal entity or  (iii) another investment fund, except for equity funds;

•      more than twenty percent (20.0%) of their net assets in securities issued by the same financial institution (including the fund administrator);

•      invest more than five percent (5.0%) of their net assets if the issuer is an individual or corporate entity that is not a publicly-held company or financial institution authorized to operate by the Central Bank; and

•      in the case of investment funds or fixed-income and multimarket participation funds, more

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than ten percent (10.0%) of their net assets in real estate investment funds, receivables investment funds or credit rights participation funds.

There are no limits when the issuer is the federal government. For the purposes of these limits, the same issuer means the parent company, companies directly or indirectly controlled by the parent and its affiliates, or companies under common control with the issuer.

Depending on the composition of their assets, investment funds and funds of funds are classified as follows:

•      Short-term funds – these funds invest exclusively in public, federal or private bonds pegged to the SELIC rate or another interest rate, or to price indices, and have a maximum maturity of 375 days and an average portfolio period of less than 60 days. Short-term funds may use derivatives only to hedge their portfolios and may enter into repo agreements backed by federal government bonds;

•      Referenced funds – their name must state their benchmark indicator on which the financial asset structure of their portfolio is based (1) at least 80.0% of their net assets, separately or together, must be invested in (a) bonds issued by the Brazilian National Treasury and/or the Central Bank or (b) fixed-income securities from low credit-risk issuers; (2) they stipulate that at least 95.0% of their portfolio must be composed of financial assets that directly or indirectly track the variation of a specified performance indicator (benchmark); and (3) they may use derivatives only for hedging cash positions, limited to the amount of the latter;

•      Fixed-income funds – These funds have at least 80.0% of their asset portfolios directly related to fixed-income assets or synthesized through derivatives;

•      Equity funds – These funds have at least 67.0% of their portfolio invested in shares listed and traded on exchange or in organized over the counter markets;

•      Forex funds – These funds have at least 80.0% of their portfolio invested in derivatives or other funds comprised of derivatives which hedge foreign currency prices;

•      Foreign-debt funds – These funds have at least 80.0% of their net assets invested in Brazilian foreign-debt bonds issued by the federal government, and the remaining 20.0% in other debt securities transacted in the international market; and

•      Money market funds – These funds must have an investment policy that involves several risk factors, without a commitment to concentration in any particular factor or in factors differing from the other classes stipulated in the classifications of the funds listed above.

Qualified investor funds require a minimum investment of R$1 million per investor and are subject to concentration limitations per issuer or per type of asset (while obeying the investment parameters for type of fund as described above), as long as this is stated in their bylaws.

In addition, CVM Instruction No. 409/04 states that funds may hold financial assets traded abroad in their portfolios as follows: (i) for foreign-debt funds and qualified investor funds that stipulate this possibility, there is no limit; (ii) for multimarket funds, up to 20% of net assets; and (iii) for other funds, up to 10% of net assets.

Regulation of brokers and dealers

Broker and dealer firms are part of the National Financial System and are subject to CMN, Central Bank and CVM regulation and supervision. Brokerage and distribution firms must be authorized by the Central Bank and are the only institutions in Brazil authorized to trade on Brazil's stock exchanges and commodities and futures exchanges. Both brokers and dealers may act as underwriters for public placement of securities and engage in the brokerage of foreign currency in any exchange market.

Brokers must observe BM&FBOVESPA rules of conduct previously approved by the CVM, and must designate an executive officer responsible for observance of these rules.

Broker and dealer firms may not:

•      with few exceptions, execute transactions that may be characterized as the granting loans to their customers, including the assignment of rights;

•      collect commissions from their customers related to transactions of securities during the primary distribution;

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•      acquire assets, including real estate properties, which are not for their own utilization; or

•      obtain loans from financial institutions, except for: (i) loans for the acquisition of goods for use in connection with the firm's corporate purpose; or (ii) loans for amounts not more than twice the firm's net assets.

Broker and dealer firms' employees, managers, partners, controlling entities and subsidiaries may trade securities on their own account only through the broker they are related to.

Leasing regulation

The basic legal framework governing leasing transactions is established by Law No. 6,099/74, as amended (the "Leasing Law") and related regulations issued periodically by the CMN. The Leasing Law provides general guidelines for the incorporation of leasing companies and the business activities they may undertake. The CMN, as regulator of the Financial System, is responsible for issuing Leasing Law related regulations and overseeing transactions made by leasing companies. Laws and regulations issued by the Central Bank for financial institutions in general, such as reporting requirements, capital adequacy and leverage regulations asset composition limits and treatment of doubtful loans, are also applicable to leasing companies.

Insurance regulation

Brazilian insurance business is regulated by Decree Law No. 73/66, as amended, which created two regulatory agencies, the National Private Insurance Council, or "CNSP," and SUSEP. SUSEP is responsible for implementing and overseeing CNSP's policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals. Insurance companies require government approval to operate, as well as specific approval from SUSEP to offer each of their products. Insurance companies may subscribe policies only through qualified brokers.

Insurance companies must set aside reserves in accordance with CNSP criteria. Investments covering these reserves must be diversified and meet certain liquidity criteria, rules for which were consolidated by CNSP Resolution No. 226/10 solvency and security criteria. Insurance companies may invest a substantial portion of their assets in securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to CMN rules and conditions for their investments and coverage of technical reserves.

Insurance companies may not, among other activities:

•      act as financial institutions by lending or providing guarantees;

•      trade in securities (subject to exceptions); or

•      invest outside of Brazil without specific permission from the authorities.

Insurance companies must operate within certain retention limits approved by SUSEP pursuant to CNSP rules. These rules reflect the economic and financial situation of insurance companies and the conditions of their portfolios. Insurers must also meet certain capital requirements consolidated by SUSEP Resolution No. 227/10.

In January 2007, Complementary Law No. 126/07 created a new policy for reinsurance (whereby underwriters obtain secondary insurance for the risks that they are insuring), retrocession and intermediation in Brazil. In practical terms, this law ended IRB's monopoly in reinsurance and retrocession with regulatory duties and activities originally attributed to IRB transferred to CNSP and SUSEP.

Under Complementary Law No. 126/07, the ceding party (local insurer or reinsurer) must offer local reinsurers preference when contracting reinsurance or retrocession to the extent of the following percentages of risks ceded: (i) 60% in the first three years as of January 16, 2007; and (ii) 40% in subsequent years. Under SUSEP Resolution No. 225/10, insurance companies must have contracts with local reinsurers for at least 40% of ceded reinsurance in facultative or automatic contracts. The new rule will apply to existing automatic contracts upon renewal or as of March 31, 2012, whichever is earlier.

The new law also places more severe restrictions on ceding risk to foreign reinsurance companies and contracting of insurance abroad. Insurance companies must reinsure amounts exceeding their retention limits. Insurance companies must also file unaudited monthly and audited quarterly, semiannual and annual reports with SUSEP.

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CNSP Resolution No. 232/11 established that the local insurance or reinsurance company may not transfer to affiliates or companies of the same financial conglomerate based abroad more than 20% of the Premium related to each coverage contracted. That ceiling shall not apply to guarantee, export credit and nuclear risks, for which insurance assignment or retrocession to affiliates or companies of the same financial conglomerate based abroad are allowed, taking into account the other legal and statutory requirements.

Insurance companies are exempt from ordinary financial liquidation procedures in case of bankruptcy, and instead follow a special procedure administered by SUSEP, under CNSP Resolution No. 227/10. Financial liquidation may be either voluntary or compulsory. The Minister of Finance undertakes compulsory dissolutions of insurance companies.

As was already the case in relation to entities subject to CMN, SUSEP issued  rules in December 2008 with specific internal controls for preventing and fighting money laundering crimes. These rules include a series of provisions on notifying proposed transactions with politically exposed individuals and suppression of terrorist financing activities. These rules were amended and consolidated by Circular No. 445/12.

There is currently no restriction on foreign investment in insurance companies.

Health insurance

Private health insurance and health plans are currently regulated by Law No. 9,656/98, as amended, which we refer to as the "Health Insurance Law," containing general provisions applicable to health insurance companies and the general terms and conditions of agreements entered into between health insurance companies and their customers. The Health Insurance Law establishes, among other things:

•      mandatory coverage of certain expenses, such as those arising from preexisting conditions;

•      prior conditions for admission to a plan;

•      the geographical area covered by each insurance policy; and

•      the pricing criteria plans may use.

The ANS is responsible for regulating and supervising supplemental health services provided by health insurance companies pursuant to directives set forth by the Supplemental Health Council (Conselho de Saúde Suplementar).

Until 2002, SUSEP had authority over insurance companies, which were authorized to offer private health plans. Since 2002, pursuant to ANS regulations and supervision, only operators of private health plans may offer such plans. We created Bradesco Saúde in 1999 to fulfill this requirement.

Private pension plans

Open pension plans are subject, for purposes of inspection and control, to the authority of the CNSP and the SUSEP, which are under the regulatory authority of the Ministry of Finance. The CMN, CVM and Central Bank may also issue regulations pertaining to private pension plans, particularly related to assets guaranteeing technical reserves.

Private pension entities must set aside reserves and technical provisions as collateral for their liabilities.

Open pension plans and insurance companies have been allowed to create, trade and operate investment funds with segregated assets since January 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when SUSEP and CVM issue regulatory texts. In September 2007, CVM issued Instruction No. 459, which addresses the set up, management, operation and disclosure of information on investment funds exclusively related to supplementary pension fund plans. In January 2013, the CMN determined new rules to govern the application of reserves, provisions and funds of insurance companies, capitalization companies and open supplementary pension fund entities.

Regulation of Internet and electronic commerce

The Brazilian Congress has not enacted any specific legislation regulating electronic commerce. Accordingly, electronic commerce remains subject to existing laws and regulation on ordinary commerce and business transactions.

There are currently several bills dealing with Internet and electronic commerce regulation in the Brazilian congress. The proposed legislation, if enacted, would recognize the legal effect, validity and enforceability of information in the form of electronic messages, allowing parties to enter into an agreement and make or accept an offer through electronic messages.

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The CVM approved new regulations on Internet brokerage activities, which may be carried out only by registered companies. Brokers' web pages must contain details of their systems, fees, security and procedures for executing orders. They must also contain information about how the market functions generally and the risks involved with each type of investment offered.

Brokers that carry out transactions over the Internet must guarantee the security and operability of their systems, which must be audited at least twice a year.

Taxation

IOF (Tax on Financial Transactions)

Tax on Financial Transactions (Imposto Sobre Operações Financeiras, or IOF) is a tax on loans and advances, foreign exchange transactions, insurance and trading in securities. The Minister of Finance sets the rate of the IOF subject to a 25.0% ceiling. Although the taxpayer is the one conducting the financial transaction subject to taxation, the tax is collected by the financial institution involved.

IOF is levied on the following main types of transactions: (i) foreign exchange transactions; (ii) bonds and securities transactions; (iii) loan transactions; and (iv) insurance transactions.

IOF on foreign exchange transactions

IOF may be levied on a variety of forex transactions, including the conversion of Brazilian currency into any foreign currency for the payment of dividends and repatriation of capital invested in our ADSs and common share ADSs. The general IOF rate on forex transactions is 0.38%, but 0% on forex transactions of an interbank nature or for the payment of dividends and interest on equity to foreign investors. IOF is also 0% for converting incoming funds or funds leaving the country since October 2008 in the form of foreign borrowing or financing.

Since March 2012, the tax rate on forex transactions settled by foreign investors' funds entering Brazil, including those doing so through simultaneous transactions related to foreign loans subject to registration with the Central Bank, is 6% for currency loans with  repayment terms  of less than 1,800 days, including both direct loans and those related to the issue of bonds in the international markets. If the repayment term of the loan is higher than 1,800 days the IOF rate is reduced to 0%.

As of October 2010, the IOF rate on forex transactions for foreign investors in the Brazilian financial and capital markets was raised from 0% to 2%. The remittance of the investment abroad is also subject to 0% of IOF.

There are several exceptions to the general rate of 6% above-mentioned, in which case the IOF rate is 0%:

(i)  transfer of external resources for application in Brazil in equities on the stock exchange or futures and commodities exchange, except for derivative transactions that result in predetermined returns;

(ii) entry of funds in Brazil for acquisition of shares in public offerings registered or exempt from registration by CVM or for subscription of shares, provided that, in both cases, the issuing companies must be registered for trading of shares on stock exchanges;

(iii)   entry of funds in Brazil for acquisition of shares in equity funds, venture capital funds and investment funds in shares of these funds, established as authorized by the CVM;

(iv)   settlement of simultaneous foreign exchange transactions, entered into from January, 2011, for the purpose of funds entering due to cancellation of depositary receipts, for investment in shares traded on exchange;

(v) settlement of simultaneous foreign exchange transactions, entered into from January 1, 2011, for funds entering Brazil arising from altered arrangements for foreign investors, direct investment, investment in shares traded on exchanges;

(vi)   settlement of foreign exchange transactions contracted by foreign investors for the acquisition of bond or securities issued in accordance with Articles 1 and 3 of Law No. 12,431/11; and

(vii)  settlement of exchange transactions contracted by foreign investors, including through simultaneous transactions, related to foreign transfers of funds for application in Brazil in certificate deposit of securities, named Brazilian Depositary Receipts – BDR, as regulated by CVM.

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In March 2011, Decree No. 7,454/11 increased the IOF rate on currency exchange transactions from 2.38% to 6.38% for payments made by credit card administrators or commercial or multiple banks acting as card issuers, when such amounts arise from the purchase of goods and services abroad by their cardholders.

The IOF rate is 0% for foreign exchange rate transactions related to revenues entering Brazil from exports of goods and services.

IOF on bonds or securities transactions

IOF rate may also be charged on issues of securities, including transactions on Brazilian stock, futures or commodities exchanges. The IOF rate levied on common or preferred share transactions in general is currently 0%. The Minister of Finance, however, has the legal authority to raise the rate to a maximum of 1.5% per day of the amount of taxable transactions during the period in which the investor holds securities, but only to the extent of gains made on the transaction, and not retrospectively.

In November 2009, the Brazilian government made use of its  prerogative to raise the IOF rate from 0% to 1.5% on transactions assigning shares of any type (including preferred shares) traded on a stock exchange in Brazil, with the specific purpose of backing an ADS issue.

On September 2011, IOF was levied on transactions involving derivative contracts. The tax rate is 1% on the national amount, adjusted in the acquisition, sale or maturity of financial derivative contracts entered into in Brazil that, individually, result in an increase of the sold foreign exchange exposure or reduction of the purchased foreign exchange exposure.

The legislation allows for some deductions from the calculation basis, such as: (i) the sum of the national value adjusted by the acquisition, sale or maturity of financial derivative contracts entered into in Brazil, on the day, and that, individually, results in an increase of the purchased foreign exchange exposure or reduction of the sold foreign exchange exposure, (ii) the adjusted net foreign exchange exposure purchased, obtained on the previous business day, and (iii) the reduction of the net foreign exchange exposure sold and the increase of the net foreign exchange exposure purchased compared to the previous business day, not resulting from acquisitions, sales or maturities of financial derivatives contracts.

The new legislation also establishes several specific concepts related to the levy of IOF on derivative contracts. One is the concept of "national value set," which corresponds to the reference value of the contract – national value – multiplied by the price change of the derivative compared to the price change of foreign currency, noting that in the case of acquisition, sale or partial maturity, the adjusted national amount will be calculated proportionately.

IOF is also charged on gains from transactions with terms of up to 30 days for sale, assignment, repurchase or renewal of fixed-income securities such as redemption of shares in financial investment funds, equity funds or investment clubs. For more information on financial investment funds and equity funds. The maximum rate of IOF payable in such cases is 1.0% per day and decreases with the duration of the transactions, reaching zero for transactions with maturities of at least 30 days, except that the rate is currently 0% for the following types of transactions:

•      transactions carried out by financial institutions and other institutions authorized by the Central Bank as principals;

•      portfolio transactions carried out by mutual funds or investment clubs;

•      transactions in equity markets, including stock, futures and commodities exchanges and similar entities;

•      redemptions of shares in equity funds, noting that in case the investor redeems the shares before completing the grace period for credit income, the rate is 0.5% per day over the surrender value of shares in equity funds;

•      Certificates of Agribusiness Credit Rights – CDCA, with Letter of Agribusiness Credit – LCA, and with Certificate of Agribusiness Receivables – CRA, established by Article 23 of Law No. 11,076/04; and

•      debentures pursuant to Article 52 of Law No. 6,404/76, with Real Estate Receivables Certificates mentioned in Article 6 of Law No. 9,514/97, and with Financial Letters mentioned in Article 37 of Law No.12,249/10.

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IOF on loans transactions

IOF is levied on all types of domestic loans, including overdrafts, at a daily rate of 0.0041% applicable to legal entities. For individual taxpayers, the daily rate has been 0.0068% since December 2011. This IOF rate will be charged on principal available to borrowers, but for cases in which the amount of principal is not predetermined, in addition to the IOF levied on principal, there will be additional IOF at the same rate levied on interest and other charges, so that the calculation base will comprise the sum of daily outstanding debt balances calculated on the last day of each month. In cases in which the IOF calculation base is not the sum of outstanding debt balances, IOF shall not exceed the amount resulting from applying the daily rate to each amount of principal stipulated for the transaction, multiplied by 365 days, plus an additional rate of 0.38% even if the loan is to be repaid by installment. In any case, IOF is subject to a maximum daily rate of 1.5% on the amount loaned. Furthermore, since January 2008, loans and advances have been subject to IOF in the form of an additional rate of 0.38% irrespective of the repayment period or whether the borrower is an individual or a legal entity.

IOF on insurance transactions

IOF tax is levied on insurance transactions at a rate of:

•      0%, in the case of reinsurance or mandatory insurance pertaining to housing finance provided by an agent of the housing finance system, export transactions, international transportation of goods, aviation insurance or premiums designated to fund life insurance plans containing life coverage;

•      0.38% of premiums paid, in the case of life insurance and similar policies, for personal or workplace accidents, including mandatory insurance for personal injuries caused by vehicles or ships or cargo to persons transported or others;

•      2.38% private health insurance business; and

•      7.38% of premiums paid, in the case of other segments of insurance.

Income and social contribution taxes on profits

Federal taxes on company income include two components, income tax known as "IRPJ" and tax on net profits, known as "Social Contribution" or "CSLL." Current year and deferred income tax charges are calculated based on a rate of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240,000. Considering the above, the IRPJ is assessed at a combined rate of 25.0% of adjusted net income. Current year and deferred social contribution tax is calculated based on a general rate of 9.0% of adjusted net income. However, since May 2008, financial institutions and affiliated companies have been taxed at a rate of 15.0%.

Companies are taxed based on their worldwide income rather than income produced solely in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their taxable profits. A Brazilian entity is allowed to offset income tax paid abroad against tax on the same income due in Brazil (i) under double taxation agreements (ii) up to the amount of Brazilian income taxes charged on the same income, if there is reciprocal treatment between Brazil and the country where the profit or gain was obtained, as is  the case with the United States. Profits computed at the end of each year by an offshore entity which is a branch, subsidiary or affiliate of a Brazilian entity are regarded as available to the Brazilian entity and therefore subject to income tax in Brazil.

Profits or dividends generated and paid by Brazilian entities since 1996 are not subject to withholding income tax, nor are they included in the calculation of income tax for corporates  or individual beneficiaries  domiciled in Brazil or abroad.

Since payment of dividends is not tax deductible for the corporation distributing them, Brazilian legislation allows an alternative means of compensating shareholders in the form of "interest on equity" which may be deducted from taxable income. This deduction is limited to the product of (i) the pro rata die variation of the long-term interest rate announced by the Brazilian government, known as the "TJLP," times (ii) the corporation's equity calculated in accordance with accounting practices adopted in Brazil, not exceeding:

•      50.0% of net income (before the above distribution and any deductions for income taxes) for the year in respect of which the payment is made, in accordance with accounting practices adopted in Brazil; or

•      50.0% of retained earnings for the year prior to the year in which payment is made, in accordance with generally accepted accounting principles in Brazil.

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Distributions of interest on equity paid to holders of shares, including payments to the depositary bank in respect of shares underlying ADSs or common shares ADSs, are subject to Brazilian withholding tax at a rate of 15.0%, except for payments to: (i) persons exempt and immune from tax in Brazil or (ii) persons situated in tax havens in which case, payments are subject to income tax at a rate of 25.0%.

Tax losses of Brazilian companies accrued in prior years may offset income from future years up to 30.0% of annual taxable income.

Gains realized by persons resident in Brazil on any disposition of common or preferred shares in Brazilian stock exchanges or similar markets are generally taxed at the following rates:

•      20.0% if the transaction is "day-trade" on a stock exchange; or

•      15.0% for all other transactions.

In addition, persons resident in Brazil who trade on an exchange, or in commodities, futures or similar markets, except for day-trades, are subject to a withholding income tax of 0.005% as follows:

•      in the futures market, the sum of the daily adjustments, if positive, determined when closing out the position, in advance or on the settlement date;

•      in the options market, the result, if positive, of the sum of the premiums paid and received on the same day;

•      for forward contracts, which provide for delivery of the assets on a set date, the difference, if positive, between the forward price and cash price on delivery date;

•      with respect to forward contracts for financial settlement, the settlement amount as specified by the contract; and

•      for the spot market, the sale value of shares, gold, financial assets or other securities traded therein.

This taxation system was created in order to facilitate the Brazilian tax authority's supervision of transactions in the financial and capital markets. Withholding income taxes as mentioned above may be (i) deducted from income tax levied on net monthly gains; (ii) offset with tax due in subsequent months; (iii) offset in annual income tax declaration of adjustment (if there is withheld tax to be returned); or (iv) offset with the outstanding withholding income tax due on capital gains from the sale of shares.

Brazilian residents day-trading on stock, commodities or futures exchanges, or similar markets, are also subject to an additional withholding tax similar to the described above, at a rate of  1%. This tax may also be (i) deducted from the income tax levied on net monthly profit or (ii) offset with income tax due in following months (if there is any withheld tax accounted for in the balance).

Gains on disposition of shares in Brazil by investors who reside in a jurisdiction deemed to be a "tax haven" under Brazilian law (any country that (i) does not charge income tax, (ii) charges income tax at a rate of less than 20.0% or (iii) a country whose corporate law opposes confidentiality on ownership of corporate entities) are subject to the same rates applicable to holders resident in Brazil, as previously described.

Gains obtained on disposition of shares in Brazil by holders who are resident overseas, in a country that, according to Brazilian laws, is not deemed a tax haven, are exempted from Brazilian tax if:

•      proceeds obtained from the disposition of shares were remitted from Brazil within five business days of the cancellation of the ADSs or common share ADSs, which were represented by the shares sold; or

•      the foreign investment in shares is registered with the Central Bank pursuant to CMN Resolution No. 2,689/00.

Otherwise, the same treatment afforded to residents in Brazil will be applicable.

There is zero income tax rate on income from transactions involving Brazilian government bonds purchased as of February 2006, except those for which buyers enter into resell agreements under CMN rules and conditions. This zero income tax rate is also applicable to income of non-residents that invest in shares of investment funds exclusively for non-resident investors, if their portfolio is at least, 98% government bonds. This zero tax rate is not applicable if the beneficiary is resident or domiciled in a country deemed a tax haven.

The income tax rate is also zero, under certain conditions, on income from investments in private equity investment funds, investment funds in quotas of private equity investment funds and emerging markets investment funds if income is paid, credited, delivered or remitted to individual or collective

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7. Issuer Business Activities

beneficiaries resident or domiciled abroad (except tax havens), whose investments in Brazil are in compliance with CMN regulations and conditions. These funds must comply with CVM regulations on limits for portfolio composition, diversification and investment rules in order to benefit from the zero income tax rate.

Income of Brazilian residents from redemption, sale or amortization of shares in investment funds, private equity funds, funds of funds and emerging markets investment funds, including income resulting from liquidation of the fund, is subject to an income tax rate of 15% on the positive difference between redemption or sale value and acquisition cost.

In December 2008, the Brazilian government created the Transition Tax Regime ("RTT") to neutralize the impact of the new accounting methods and criteria introduced in December 2008, as part of Brazil's adoption of international accounting rules. The adoption of RTT which, will be in force until the law governing the tax effects of the new accounting methods and criteria becomes effective, was optional for 2008 and 2009 but became mandatory in 2010 fiscal year, including for purposes of determining the social contribution, PIS and Cofins. We have elected to adopt the RTT from the 2008 fiscal year.

In June 2010, legislation introduced thin capitalization rules, and limited deduction for interest paid or credited by a Brazilian company to (i) an addressee domiciled abroad, whether or not holding equity interest in the company paying, and (ii) an addressee resident, domiciled or incorporated in a tax haven or locality with a low or privileged tax regime.

In cases where the creditor is a related party domiciled abroad and holds an equity interest in the Brazilian company making a payment, debt may not exceed the equivalent to twice such shareholders' interest in the total equity of the Brazilian company. In case of a related party with no shareholding interest, the limit will be equivalent to twice the total shareholders’ equity of the Brazilian company resident in Brazil. If there is more than one creditor, total debt owed foreign companies may not exceed the equivalent of twice the total value of the interests of all the related parties in the shareholders’ equity of the company resident in Brazil. If the debt is exclusively related to foreign companies that have no ownership interest in the Brazilian company, the overall limit is twice the shareholders’ equity of the Brazilian company. If the creditor is domiciled in a low tax jurisdiction the debt amount may not exceed 30.0% of the shareholders’ equity of the Brazilian company. Any amounts exceeding the limits above such limit may not be deducted for purposes of withholding income and social contributions taxes.

Also beginning in June 2010, tax deductions for any payment to a beneficiary resident or domiciled in a country considered a tax haven became subject to the following requirements in addition to others already stipulated in the legislation: (i) identification of the actual beneficiary of the person domiciled abroad; (ii) proof of the ability of the person located abroad to complete the transaction; and (iii) documented proof of payment of the respective price and of receipt of the assets, rights, or utilization of service.

In November 2010, the Brazilian tax authorities issued a normative instruction altering the tax treatment applicable to variation in the monetary value of taxpayers' credit rights and obligations due to varying exchange rates. Under this new instrument, as of the 2011 calendar year, the election of tax regime for taxation of exchange-rate variations (i) may only be exercised in January of each calendar year and (ii) may only be altered during the fiscal year if there is "material variation in the exchange rate," as published by a Finance Ministry directive.

PIS and Cofins

Two federal taxes are imposed on the gross revenues of corporate entities: PIS and Cofins. Nonetheless, many revenues, such as dividends, equity earnings from unconsolidated companies, revenues from the sale of fixed assets and export revenues paid in foreign currency are not included in the calculation base for PIS and Cofins. Revenues earned by corporations domiciled in Brazil are subject to PIS and Cofins taxes corresponding to interest on equity.

Brazilian legislation authorizes certain adjustments to the calculation base of those taxes depending on the business segment and on other aspects.

Between 2002 and 2003, the Brazilian government implemented a non-cumulative collection system of PIS and Cofins taxes, allowing taxpayers to deduct from their calculation basis credits originating from certain transactions. In order to offset these credits, the rates of both PIS and Cofins were substantially increased. Subsequent to the changes made to PIS and Cofins, as of May 2004, both taxes are applicable on imports of goods and services when the taxpayer is the importing company domiciled in Brazil.

As of August 2004, PIS and Cofins rates were eliminated for financial income earned by companies subject to the non-cumulative applicability of these taxes. However, taxes charged on payments of interest on equity were maintained.

Certain economic activities are expressly excluded from the non-cumulative collection system of PIS

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7. Issuer Business Activities

and Cofins. Financial institutions remain subject to PIS and Cofins according to the "cumulative" method, which does not allow any credits to be discounted.

PIS is charged based on the total revenue generated by entities and is charged at a rate of 0.65% in the case of financial and similar institutions.

Before February 1999, we were not a Cofins taxpayer. In February 1999, Cofins was imposed on our gross revenues at a rate of 3.0%. After September 2003, this tax rate was increased to 4.0% for financial and similar institutions. The calculation base for Cofins is the same as that for PIS.

In July 2010, the Brazilian tax authorities introduced digital tax records for PIS and Cofins taxes. Under the new rule, financial and similar institutions must keep digital records for PIS and Cofins taxes relating to taxable events occurring as of January 2012.

b)    issuer environmental policy and costs incurred for compliance with environmental regulation, and other environmental practices if applicable, including adherence to international standards of environmental protection

Bradesco's corporate sustainability policy includes the commitment to adopt responsible lending policies and procedures and to adopt action plans for projects that may involve environmental risk.

Additionally, the Organization's credit standards and procedures cover management of environmental risk and require all applications for loans, regardless of their type or purpose, to be appraised from the point of view of environmental risk. As part of these rules, there are alert and restriction notices listing high-risk sectors and situations, which require stricter appraisal before lending, as well as 69 business activities that require critical analysis from the socioenvironmental point of view.

Bradesco has been a signatory to the Equator Principles since 2004 and applies IFC social and environmental criteria to project finance for new projects and / or extensions involving sums of US$ 10 million or more, as well as other types of lending for new projects and / or extensions involving US$ 50 million or more.

The Organization has two areas specializing in the analysis and management of environmental risk. The Credit Department's Environmental Risk Analysis area undertakes risk analysis and produces reports, in order to assist the Executive Committee, or any other decision making body, and to make recommendations to the areas responsible for continuing to lend.

Record restrictions are established to comprise customers included in lists related to interdicted areas disclosed by IBAMA, and contaminated areas disclosed by environmental authorities of São Paulo (CETESB), Rio de Janeiro (INEA) and Minas Gerais (FEAM), as well in “black list” of the Ministry of Labor and Employment, for alleged use of child and slave labor; also, information provided by customers upon the completion of the sector-related check list is also used.

Once finance has been approved, the Investor Relations department's Project Management and Environmental Monitoring area begins to act together with other areas involved in lending to coordinate the inclusion of socioenvironmental obligations in financing agreements, and to monitor compliance through full repayment of debt.

With respect to investments, in 2010 Bradesco Asset Management (BRAM) adhered to UNPRI (United Nations Principles for Responsible Investments) and, in line with its strategy, Bradesco signed in 2011 the Declaration of United Nations Environment Programme - Finance Initiative (UNEP-FI), thus reasserting its commitment to the integration of socioenvironmental matters to business decisions.

The UNEP-FI platform was developed by the United Nations Program for the Environment especially for financial institutions committed to sustainable finance. Over 200 UNEP-FI signatory banks and insurance companies comprise an important forum disseminating best practices for the industry.

Through its membership of the Brazilian Federation of Banks (FEBRABAN), Bradesco is a signatory to the Ministry for the Environment's Green Protocol implementing a shared sustainability agenda for the Brazilian banking industry. The initiative encourages banks to engage with the Ministry for the Environment.

We also take part in discussions in the context of Equator Principles signatory banks on the updating of this commitment, which are held with the involvement of NGOs, customers, industry associations and consultants worldwide.

c)     dependence on relevant patents, trademarks, licenses, concessions, franchises, or royalty agreements to develop business

There is no dependence on patents, trademarks, licenses, concessions, franchises, royalty agreements relevant for the development of Banco Bradesco’s activities.

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7. Issuer Business Activities

7.6 - Material revenues from other countries

Bradesco does not obtain significant revenues from its holdings in foreign countries.

7.7 - Effects of foreign regulation on business activities

Since they do not provide significant revenues, the specific regulations of other countries in which Bradesco has business do not have significant impacts on the Bank’s operations.

7.8 - Material long-term relationships

Concerning the other activities developed by the issuer, we highlight the Sustainability Report of the Bradesco Organization that expresses our vocation and commitment towards sustainable development and the dissemination of a corporate culture of socio-environmental responsibility. Published since 2002, it is one of the main instruments of disclosure of information to our stakeholders. For more information please visit the site http://www.bancodoplaneta.com.br.

7.9 - Other material information

There is no further information that we believe to be significant.

96 – Reference Form – 2013

8. Coglomerate

8. Conglomerate

8.1 - Description

a)     Direct and indirect controllers

On March 31, 2013, our Capital Stock was represented by 2,103,637,129 common shares (including 2,898,610 treasury shares) and 2,103,636,910 preferred shares (including 5,265,370 treasury shares) with no face value.

For a better visualization of companies integrating the Economic Group, refer to the organizational chart shown in item 8.2 of this Reference Form.

Cidade de Deus Companhia Comercial de Participações

Cidade de Deus – Companhia Comercial de Participações is a holding company that owns 48.60% of voting capital and 24.34% of Bradesco’s total capital. It also manages, buys and sells securities and other assets on its own account. Its shareholders are: Nova Cidade de Deus, with 44.91% of its common shares and total capital; Fundação Bradesco, with 33.20% of its common shares and total capital; and the Aguiar Family, with 21.89% of its common shares and total capital, in March 31, 2013. Its capital stock consists of common, nominative book-entry shares with no par value.

Nova Cidade de Deus Participações S.A.

Nova Cidade de Deus Participações S.A. is a holding company for investments in other companies, especially those directly or indirectly owning Bradesco’s voting capital. In March 31, 2013, through its interest in Cidade de Deus Companhia Comercial de Participações, the company indirectly owned 23.28% of our common shares and 11.86% of Banco Bradesco S.A.’s total shares.

The capital stock of Nova Cidade de Deus Participações S.A. is divided in class A and class B common shares and preferred shares. Ownership of class B common shares is restricted to:

•      members of our Board of Executive Officers;

•         former members of our Board of Executive Officers who have become members of our Board of Directors;

•         former members of our Board of Executive Officers who have become members of the Board of Directors of one or more of our subsidiaries; and

•         business corporations or civil-law corporations in which a majority of voting shares is owned by the above mentioned persons.

Ownership of Nova Cidade de Deus Participações S.A. class A common stock is restricted of persons entitled to own class B common shares, as well as of civil-law associations or foundations under private law, whose management is in the hands of the above persons or persons designated by them. Only Nova Cidade de Deus Participações S.A. class A and class B common shareholders have voting rights.

Aguiar Family

Three members of the Aguiar Family and the estate of Mr. Amador Aguiar indirectly owned in March 31, 2013, through their interest in Cidade de Deus Companhia Comercial de Participações, 11.35% of common shares and 5.78% of Banco Bradesco S.A.’s total shares.

Fundação Bradesco

Fundação Bradesco, is an institution, the major corporate object of which is to promote social inclusion through education, and act as a multiplier of best pedagogical-educational practices among the socioeconomically underprivileged Brazilian population, which holds, directly and indirectly, through its interest in Cidade de Deus Companhia Comercial de Participações, Nova Cidade de Deus Participações S.A. and NCF Participações 56.42% of common shares, 1.99% of our preferred shares and 29.21% of Banco Bradesco S.A.’s total shares. In accordance with the bylaws of the foundation, Fundação Bradesco, its board of governors, as the highest decision-making body, consists of our Board of Directors, Board of Executive Officers and Departmental Directors, as well as Directors and Officers of Cidade de Deus Companhia Comercial de Participações, with no right to compensation.

BBD Participações S.A.

BBD Participações S.A. indirectly owned 6.07% of our common shares and 3.09% of our total shares in March 31, 2013, through its interest in Nova Cidade de Deus Participações S.A. BBD is a holding

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8. Coglomerate

company that was set up to hold shares in our capital and the capital of our direct and indirect shareholders. In 1999, BBD acquired an indirect holding of 5.51% of our voting shares from a number of shareholders. BBD shares may be held only by members of the Board of Directors and Statutory Board of Bradesco, as well as qualified employees of Bradesco, Bradespar or our subsidiaries and national non-profit legal entities or national companies under their control, whose managers include exclusively employees and/or managers of Bradesco Organization. However, only members of the Board of Directors and Statutory Board may hold shares with voting rights. The majority of the members of our Board of Directors and Statutory Board hold BBD shares.

NCF Participações S.A.

NCF Participações is a holding company controlled by Cidade de Deus Participações S.A. and Fundação Bradesco. In March 31, 2013, NCF Participações S.A. directly held 8.20% of common shares and 5.22% of Banco Bradesco S.A.’s total shares.

b)    Subsidiaries and Affiliates

Principal companies with direct and indirect holdings, included in consolidated financial statements:

	Business sector	Holding in capital (%)
		12/31/2012	12/31/2011	12/31/2010
Alvorada Cartões, Crédito Financiamento e Investimento S.A.	Banking	100.00%	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.95%	99.95%	99.95%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco BERJ S.A.(1)	Banking	100.00%	96.23%	-
Banco Bradescard S.A. (2)	Cards	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	98.35%	98.35%	98.35%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Administering Purchaser Consortiums	100.00%	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%	100.00%
Bradesco Auto/RE Cia. de Seguros	Insurer	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Saving Plans	100.00%	100.00%	100.00%
Odontoprev S.A.(3)	Dental Health	43.50%	43.50%	43.50%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokers	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokers	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurer/Health Care	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	Insurer	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension Plan/Insurer	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
BRAM – Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%
(1) Participation increase by purchase of shares, occurred in May-June 2912;
(2) Current name of Banco Ibi S.A.; and
(3) Company consolidated in view of the control derived from shareholders’ agreement.

c)     Issuer's holdings in the group of companies

Banco Bradesco holdings in group companies are listed in item 8.1."b".

d)    Holdings of the group's companies in the issuer

There are no participations of companies of the Economic Group in Bradesco, other than direct and indirect controllers.

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8. Coglomerate

e)     Companies under common control

Banco Bradesco S.A. has the same controlling shareholders as Bradespar S.A.

8.2 - Organizational Chart of the Economic Group

The organizational chart below shows our equity structure on March 31, 2013:

Note: Holdings were calculated based on total capital, including shares in treasury.

8.3 - Restructuring

Reasons for not filling out table:

Information relating this field is shown in section 6.5 in this Reference Form.

8.4 - Other material information

There is no further information that we believe to be significant.

99– Reference Form – 2013

9. Material assets

9. Material assets

9.1 - Material non-current assets – other

There are no other significant non-current assets that have not been disclosed in this item.

9.1 - Significant non-current asset items/9.1.a – Fixed assets

Description of real estate asset	Country – location	State – location	Municipality – location	Type of property
Head office – Cidade de Deus	Brazil	SP	Osasco	Leased
Alphaville Center	Brazil	SP	Barueri	Leased
Administrative Center	Brazil	AM	Manaus	Leased

9.1 - Significant non-current asset items/9.1.b – Patents, trademarks, licenses, concessions, franchises and technology transfer agreements

Reasons for not filling out table:

There are no significant non-current assets for the development of Bradesco's business that are covered by this item.

9.1 - Significant non-current asset items/9.1.c – Equity interests in companies

Corporate name Fiscal year	National Register of Legal Entities (CNPJ) Book Value – Variation %	CVM Code Market Value - Variation %	Type of company Amount of dividends received (reais)	Country - Head Office	Head office - Federal Unit Date	Municipality – Head office Amount (reais)	Description of business developed	Issuer interest (%)
Banco Bradesco BBI S/A	06.271.464/0001-19	-	Subsidiary	Brazil	SP	Osasco	Investment bank	98.350000
12/31/2012	6.271551	0.000000	4,350,852.21	Market value
12/31/2011	7.300000	0.000000	8,207,745.20	Book value	12/31/2012	7,402,449,000.00
12/31/2010	9.900000	0.000000	0.00
Reasons for acquiring and holding this interest
The company is part of Bradesco Organization's strategy and was founded to consolidate, provide focus and develop new niches in business related to local and international capital markets.

Corporate name Fiscal year	National Register of Legal Entities (CNPJ) Book Value – Variation %	CVM Code Market Value - Variation %	Type of company Amount of dividends received (reais)	Country - Head Office	Head office - Federal Unit Date	Municipality – Head office Amount (reais)	Description of business developed	Issuer interest (%)
Banco Bradesco Cartões S/A	59.438.325/0001-01	-	Subsidiary	Brazil	SP	Osasco	Cards	100.000000
12/31/2012	27.485897	0.000000	0.00	Market value
12/31/2011	14.000000	0.000000	104,038,081.10	Book value	12/31/2012	3,743,028,000.00
12/31/2010	644.700000	0.000000	364,969,831.33
Reasons for acquiring and holding this interest
The company is part of Bradesco Organization's strategy and was founded to consolidate, centralize and develop focus in credit card related business.

Corporate name Fiscal year	National Register of Legal Entities (CNPJ) Book Value – Variation %	CVM Code Market Value - Variation %	Type of company Amount of dividends received (reais)	Country - Head Office	Head office - Federal Unit Date	Municipality – Head office Amount (reais)	Description of business developed	Issuer interest (%)
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	-	Subsidiary	Brazil	SP	Osasco	Banking	100.000000
12/31/2012	4.240784	0.000000	0.00	Market value
12/31/2011	5.000000	0.000000	912,472,570.90	Book value	12/31/2012	26,760,302,000.00
12/31/2010	5.100000	0.000000	6,681,049.33
Reasons for acquiring and holding this interest
The company is a part of the Bradesco Organization, basically operating in the financing and lease of vehicles to customers and non-customers of the Bradesco Organization.

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9. Material assets

Corporate name Fiscal year	National Register of Legal Entities (CNPJ) Book Value – Variation %	CVM Code Market Value - Variation %	Type of company Amount of dividends received (reais)	Country - Head Office	Head office - Federal Unit Date	Municipality – Head office Amount (reais)	Description of business developed	Issuer interest (%)
Bradesco Administradora de Consórcios Ltda	52.568.821/0001-22	-	Subsidiary	Brazil	SP	Osasco	Administering Purchaser Consortiums	100.000000
12/31/2012	39.970480	0.000000	3,224,650.89	Market value
12/31/2011	53.800000	0.000000	135,000,000.00	Book value	12/31/2012	1,344,702,000.00
12/31/2010	23.400000	0.000000	160,000,000.00
Reasons for acquiring and holding this interest
The company is part of the Bradesco Organization, operating in the consortia for real estates, cars, trucks and tractors.

Corporate name Fiscal year	National Register of Legal Entities (CNPJ) Book Value – Variation %	CVM Code Market Value - Variation %	Type of company Amount of dividends received (reais)	Country - Head Office	Head office - Federal Unit Date	Municipality – Head office Amount (reais)	Description of business developed	Issuer interest (%)
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	1964-0	Subsidiary	Brazil	SP	Osasco	Leasing	100.000000
12/31/2012	-53.915529	0.000000	335,883,414.23	Market value
12/31/2011	6.700000	0.000000	331,500,000.00	Book value	12/31/2012	4,321,857,000.00
12/31/2010	162.500000	0.000000	0.00
Reasons for acquiring and holding this interest
The company is part of the Bradesco Organization, operating in the lease segment.

Corporate name Fiscal year	National Register of Legal Entities (CNPJ) Book Value – Variation %	CVM Code Market Value - Variation %	Type of company Amount of dividends received (reais)	Country - Head Office	Head office - Federal Unit Date	Municipality – Head office Amount (reais)	Description of business developed	Issuer interest (%)
Bradseg Participações S/A	02.863.655/0001-19	-	Subsidiary	Brazil	SP	Osasco	Holding - The Company’s exclusive purpose is holding interest in the capital stock of Banco Bradesco S.A and/or other companies directly or indirectly holding portions of the capital stock of that company.	100.000000
12/31/2012	44.285527	0.000000	3,091,117,594.65	Market value
12/31/2011	11.600000	0.000000	1,461,543,465.22	Book value	12/31/2012	19,202,880,000.00
12/31/2010	7.040000	0.000000	1,500,000,000.00
Reasons for acquiring and holding this interest

A company incorporated with the purpose of centralizing the entity’s share in the insurance, pension plan and capitalization segment, it owns 100% of shares in companies: Bradesco Auto /RE Companhia de Seguros; Bradesco Capitalização S.A.; Bradesco Saúde S.A.; Bradesco Seguros S.A.; and Bradesco Vida e Previdência S.A.

9.2 - Other material information

Item 9.1.c)

In 2012, the amount for dividends received includes and interest on shareholders’ equity net of income tax.

On October 10, 2012, the Central Bank homologated the Minutes of the Extraordinary General Meeting held on October 8, 2012, deliberating on the reduction of the institution’s capital by R$ 5,500,000,000 without cancellation of shares, in order to adjust the capital surplus to its needs upon a cash refund to Banco Bradesco S.A., as the sole shareholder of the Company, from R$ 7,127,800,000 to R$ 1,627,800,000.

101– Reference Form – 2013

10. Directors’ Comments

10. Directors’ Comments

10.1 - General financial and equity conditions

a)     general financial and equity conditions

Bradesco Directors understand that the Bank has all general financial and equity conditions to ensure the performance of its obligations and the strategy for business expansion both in the short and long term.

Bradesco Directors’ analysis is based on the information from the financial statements for the last three corporate years, as shown below:

2012

The year of 2012 showed a strongly challenging scenario. It is important that changes perceived in the financial system as a result of the period crossed by the sector over the last years are evaluated. As a result, institutions have intensified their attention to operation flow, while expanding the range of general services offered to customers.

In mid-2012, the world’s major central banks, in an unprecedented and aggressive way renewed or increased their commitment to providing liquidity to the market, what contributed significantly to reduce the risks of extreme events in the international scenario. On the other side, the need of fiscal adjustments in USA and Europe has maintained a downward bias for global growth in 2013.

Brazil is not immune to that global context, in spite of advances in macroeconomic foundations over the last recent years. However, the Country now starts to reap the fruits of its greater margin of countercyclical strategy as compared to other nations. The several incentive actions adopted over the last months are already having the expected results as far as economic activity recovery is concerned, while some significant steps have been taken to improve infrastructure, adjust tax distortions, and increase the productive sector efficiency, which are significant factors to increase economy growth.

Notwithstanding the Country’s incontestable export vocation, the major economic activity performance driver has been and will continue to be the domestic demand, in particular the family consumption and investments, which are benefiting of the upcoming sport events over the next three years. In this context and taking into account the continuous social mobility process and the preparation of national institutions for the rules governing the capital structure and limitations to be implemented as from 2013, perspectives for the Brazilian banking system remain favorable.

In Bradesco Organization, among  the significant events in the period, the following stand out:

•      on March 5, the start of operation of the subsidiary Bradesco Securities Hong Kong Limited, in Hong Kong, China, focused on the identification of opportunities and distribution of fixed and variable-income products. As such, Bradesco expands its international distribution channels and strengthens its contact with global investors operating in that market, in addition to giving access to a new base of institutional investors;

•      on March 7, increase of 10% in the amount of Monthly Dividends paid for each share to shareholders, as from May 2012, in conformity with the Monthly Remuneration System, from R$0.014541175 to R$0.015995293 per common share, and from R$0.015995293 to R$0.017594822 per preferred share. On June 20, the Board of Directors approved the payment of Monthly Interest on Own Capital, to replace the Monthly Dividends, as from August 2012;

•      on March 13, start of operations with ADRs – American Depositary Receipts guaranteed by common shares in New York Stock Exchange, USA. This Program meets the demand of institutional investors, including international investment funds, under which Bradesco preferred and common shares start to be negotiated in that country;

•      on August 30, opening of Bradesco Next – the bank of the future – a forefront space for presentation and trial of new technologies, products and services for customers;

•      on September 13, Bradesco was again selected to join the Dow Jones Sustainability World Index, which is a selected list in New York Stock Exchange comprising the companies with the best practices for sustainable development;

102– Reference Form – 2013

10. Directors’ Comments

•      on November 14, Bradesco nominative common shares were selected to integrate the MSCI Brasil Index, a leading provider of tools to support investment decisions, effective as from December 2012; and

•      on November 30, Bradesco was again selected to join the Business Sustainability Index (ISE) of BM&FBOVESPA, which reflects the return of a portfolio composed of shares of those companies that achieved the best performance in all factors that measure business sustainability.

Net income attributed to controllers was R$11.292 billion in the year, corresponding to 18.1% annualized return on average shareholders' equity. Annualized return on average total assets was 1.5%. Consolidated Shareholders’ Equity attributed to the controlling shareholders amounted to R$71.138 billion and total assets stood at R$801.187 billion.

Credit Operations and Fund Raising and Management

Bradesco maintains, among the basic guidelines of its strategy, credit democratization and, through its diversified offers and more attractive interest rates, has increasingly boosted its volume of loans made directly or in partnership with other agents in the market, and other lines of credit for individual customers, such as paycheck-backed loans, through its extensive Branches Network, Points of Service, Sales Promoters and the Customer Service Center 0800 call Loans.

Details of performance on our loans and our sources of funding are shown below:

•         R$269.652 billion was the end-year balance of Loans and Advances to Customers, net of provision for losses, showing evolution of 9.7% in the period, highlighting the following products: Working Capital, BNDES/Finame onlendings, Vehicles - CDC, Personal Loans and Export Finance;

•         R$220.826 billion in deposits from financial institutions, including: Demand deposits, Interbranch accounts, Money market funding and Borrowings and Onlending obligations showed an increase of 8.1% on 2011;

•         R$210.771 billion in deposits from customer, comprising: Demand Deposits, Savings Accounts, Time Deposits and Other Deposits, with a 2.6% decrease on the previous year;

•         R$118.769 billion in Technical Provisions for Insurance and Pension Plans, showing an increase of 19.8% over the previous year;

•         R$34.852 billion of Subordinated Debts, being R$26.045 billion issued in the country and R$8.807 billion issued abroad, increasing by 29.5% over 2011; and

•         R$51.552 billion of Funds for Issuance of Bonds, being R$37.171 billion issued in the country and R$14.381 billion issued abroad, increasing by 23.8% over the previous year, with emphasis on the increase of R$6.3 billion in euronotes.

Bradesco’s market value on December 31, 2012 was R$131.908 billion. Prices of Bradesco common and preferred shares increased by 34.2% and 14.4%, respectively, in 2012 against 2011, taking the last quotation each year, adjusted for corporate events, except for distribution of earnings. Note that the Ibovespa stock index rose 7.4% over the same period.

2011

In 2011, the real depreciated by 12.6% in relation to the US dollar, reaching R$1.8758 per US$1.00 on December 31, 2011 as compared to R$1.6662 per US$1.00 on December 31, 2010. The Central Bank increases the basic interest rate from 10.75% in December 2010 to 11.00% in December 2011.

At the end of the year of 2011, the global economic scenario remained characterized by signs of deceleration and existence of risks, especially in developed countries. Evidences of accommodation in American economy have been quickly counteracted by political efforts on the eve of 2012 presidential elections. In Europe, the experiment of a monetary and customs alliance that has not developed toward a political and fiscal alliance may require a greater effort of certain governments to address current constraints.

Being involved in the unprecedented and rising trend toward transparency that has characterized developed nations over the last few decades, at the same time favored by it, developing countries have been able to take appropriate preventive measures in good time to avoid the mistakes presumably made by the former, thus enabling faster and less painful adjustment for their exchange rate, fiscal and monetary policies.

Under such a scenario that has partly affected the more optimistic forecasts prevailing in the beginning of 2011, it is possible to make a relatively calm consideration of Brazil performance and potential in socioeconomic area. Having reached the historic milestone of over 50% of its population becoming middle

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10. Directors’Comments

class, Brazil's domestic market has been a powerful aid to maintain growth in the 2011/2012 biennium, although not as fast as in 2010.  On the other hand, the world recognition of the full development of its democratic regime, freedom of speech, Law independence, and consumption expansion, has transformed Brazil in a preferential destination for direct foreign investments.

Among the most significant events of 2011 for Bradesco, the following stand out: a) we opened 1,009 new branches, taking our total number of branches and points of service to 9,063 all over Brazil, showing the wide coverage and robustness of our structure, our confidence in Brazil, and our determination to invest; b) we acquired shareholder control of Banco do Estado do Rio de Janeiro S.A. (BERJ), which enabled Bradesco to provide payroll services for state government employees, and mobilized our teams all over the country, to turn the registration of 400,000 new accounts into great momentum to expand the Bank's business in the state; c) the incorporation of BSP Empreendimentos Imobiliários S.A., a subsidiary of the Bank, in order to consolidate management of the Bradesco Organization's real estate assets, with a portfolio of 840 properties. Other highlights in terms of recognition: a) Bradesco continued listing on the NYSE's Dow Jones Sustainability Index; b) BM&FBOVESPA's Corporate Sustainability Index; and c) reputable consultants recognized “Bradesco” as Brazil's most valuable brand.  Also significant was August's 10% increase in the value of the monthly dividends paid out by the Bank.

Net income attributed to controllers was R$10.958 billion in the year, corresponding to 20.9% annualized return on average shareholders’ equity. Annualized return on average total assets was 1.7%. Consolidated Shareholders’ Equity attributed to the controlling shareholders amounted to R$59.139 billion and total assets stood at R$722.087 billion.

Loan operations

Bradesco’s commitment to democratized access to credit through its diversified offering has increasingly boosted its volume of loans made directly or in partnership with other agents in the market, and other lines of credit for individual customers, such as loans repaid from payroll deductions, through its extensive Branches Network, Points of Service and the Customer Service Center 0800 call Loans.

Funding and Asset Management

Details of performance on our loans and our sources of funding are shown below:

•         R$245.875 billion was the end-year balance of Loans and Advances to Customers, net of provision for losses, showing evolution of 16.9% in the period, highlighting the following products: Working Capital, BNDES/Finame onlendings, Vehicles - CDC, Personal Loans and Housing Finance;

•         R$204.290 billion in deposits from financial institutions, including: Demand deposits, Interbranch accounts, Money market funding and Borrowings and Onlending obligations showed an increase of 18.8% on 2010;

•         R$216.321 billion in deposits from customer, comprising: Demand Deposits, Savings Accounts, Time Deposits and Other Deposits, with a 12.4% increase on the previous year;

•         R$99.112 billion in Technical Provisions for Insurance and Pension Plans, showing an increase of 18.7% over the previous year;

•         R$26.910 billion of Subordinated Debts, being R$20.506 billion issued in the country and
R$6.404 billion issued abroad, increasing by 2.3% over 2010; and

•         R$41.631 billion in funds from securities issued, of which R$33.094 billion were issued in Brazil and R$8.537 billion abroad, showing an increase of 133.8% on the previous year, highlighting the R$19.3 billion increase in financial notes issues.

Bradesco’s market value on December 31, 2011 was R$106.971 billion. Bradesco’s common and preferred stock posted falls of 1.6% and 5.8% respectively in 2011 against 2010, taking the last quotation each year, adjusted for corporate events, except for distribution of earnings. Note that the Ibovespa stock index fell 18.1% over the same period.

2010

In 2010, the Brazilian Real appreciated 4.3% against the US dollar, reaching R$1.6662 per US$1.00 on December 31, 2010 compared to R$1.7412 per US$1.00 on December 31, 2009. The Central Bank increased the interest rate from 8.75% in December, 2009 to 10.75% in December, 2010.

104– Reference Form – 2013

10. Directors’Comments

The year 2010 was marked by the world economic growth though at a moderate pace and uneven across countries. If, on one hand, some developed countries will still have to overcome some difficulties generated by economic destabilization occurred in 2008/2009, on the other hand, there remains the clear perception that this scenario opens new opportunities for emerging countries, in particular for countries like Brazil, where the democratic environment is consolidated and the business sector has achieved a capacity consistent with such new challenges.

In spite of many challenges linked to long-term growth, Bradesco is prudently optimistic on perspectives for the next years.  The Brazilian economy since the end of 2009 returned to presenting a solid basis for renewed growth, which was confirmed at the closing of 2010 marked by a robust expansion in GDP that reached the highest level recorded since 1985.

Politically speaking, 2010 was a year in which the full exercise of citizenship unveiled a democratic system with very deep roots, solidifying the freedoms of expression and of choice as the expected framework.

The advances have occurred not only with economic metrics, but also in social indicators. The improvements in people’s quality of life have been encouraging, especially in spending power, which are achievements that have brought most of the population into the middle class, a significant statistic in the country's history.

Among the most significant events of 2010, the following stand out: a) the expressive volume of credit operations that increased by 19.3% over 2009, and the recovery of overdue credits, which increased by 57.9% over the previous year; b) the expansion of Customer Service Network operating in all Brazilian municipalities through the opening of 178 new Branches; c) the reorganization of facilities abroad to meet properly the demands of the international market; d) Bradesco’s presence as the leading coordinator of Petrobras capitalization process, the greatest operation of the kind in Brazilian and world stock markets; e) the acquisition of the whole capital stock of Ibi Services in Mexico, in which partnership with local C&A was part of the deal; f) partnership with Banco do Brasil and Caixa Econômica Federal for creation and management of a Brazilian card brand - ELO; g) Bradesco’s permanence in the Dow Jones Sustainability World Index and in the Corporate Sustainability Index - ISE; and h) from a socioenvironmental liability standpoint, the launch of the Corporate Code of Ethics of Bradesco Organization in Braille.

Net income attributed to controllers was R$9.940 billion in the year, corresponding to 22.3% annualized return on average shareholders’ equity. Annualized return on average total assets at 1.8% was unchanged compared to previous year. Consolidated Shareholders’ Equity attributed to controlling shareholders amounted to R$51.051 billion and total assets stood at R$602.954 billion.

Loan operations

Bradesco is working to democratize access to credit by continuously expanding and diversifying its offer, thus raising its volume of operations, including through direct financing and partnerships with market agents, as well as individual lines, such as payroll-deductible loans through its extensive Branches Network, Points of Service and Banco Postal, and the Customer Service Center 0800 Loans.

Funding and Asset Management

Details of performance of our loans and our sources of funding are shown below:

•         R$210.280 billion was the end-year balance of Loans and Advances to Customers, net of provision for losses, showing evolution of 20.7% in the period, highlighting the following products: Working Capital, BNDES/Finame onlendings, Vehicles - CDC, Personal Loans, Credit Card, and Housing Finance;

•         R$171.921 billion in deposits from financial institutions, including: Demand deposits, Interbranch accounts, Money market funding and Borrowings and Onlending obligations showed an increase of 43.2% on 2009;

•         R$192.476 billion in deposits from customer, comprising: Demand Deposits, Savings Accounts, Time Deposits and Other Deposits, with a 13.3% increase on the previous year;

•         R$83.493 billion in Technical Provisions for Insurance and Pension Plans, showing an increase of 15.0% over the previous year;

•         R$26.315 billion in Subordinated Debt, R$21.236 billion issued in Brazil and R$5.079 billion abroad, showing an increase of 13.9% on 2009; and

•         R$17.810 billion in funds from securities issued, R$12.298 billion issued in Brazil and R$5.512 billion abroad, showing an increase of 131.8% on the previous year.

On December 31, 2010 market capitalization of Bradesco was R$109.759 billion, with emphasis on preferred share valuation of 12.1% in the year, as compared to 1.0% valuation of Ibovespa.

105– Reference Form – 2013

10. Directors’ Comments

The following are our key indicators:

Note that comments regarding Return on Average Equity (ROAE) and Return on Average Assets (ROAA) are shown in section 10.2.a). More analyses pertaining to our financial condition and position inherent to sources of liquidity and levels of indebtedness are shown in items 10.1.d) 10.1.e) 10.1.f) and 10.1.h).

I)     Basel Index

Brazilian financial institutions are subject to methodology for capital metrics and levels based on a risk-weighted asset index. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord. In Brazil, Bacen requires banks to have a minimum capital ratio in relation to total weighted assets of 11.0%, using definitions and calculations of reference equity for purposes of verifying compliance with its operational limits pursuant to Central Bank Resolutions Nos. 3,444/07 and 3,490/07 of the National Monetary Committee (CMN).

				R$ million
Calculation base	Dec12	Dec11	Dec10	Variation
				Dec12 x Dec11		Dec11 x Dec10
				R$	%	R$	%
Reference equity (local acronym PR)	96,933	71,476	56,147	25,457	35.6	15,329	27.3
Tier I	66,194	58,714	49,897	7,480	12.7	8,817	17.7
Shareholder equity	70,047	55,582	48,043	14,465	26.0	7,539	15.7
Mark to market adjustments	(4,229)	2,765	1,678	(6,994)	-	1,087	64.8
Deferred asset reduction	(212)	(248)	(296)	36	(14.5)	48	(16.2)
Minority / Other	588	615	472	(27)	(4.4)	143	30.3
Tier II	30,867	12,865	6,373	18,002	139.9	6,492	101.9
Mark to market adjustments	4,229	(2,765)	(1,678)	6,994	-	(1,087)	64.8
Subordinate Debt	26,638	15,630	8,051	11,008	70.4	7,579	94.1
Deduction funding instruments	(128)	(103)	(123)	(25)	24.3	20	(16.3)
Risk-weighted assets	600,520	474,173	380,844	126,347	26.6	93,329	24.5
Required reference equity (local acronym PRE)	66,057	52,159	41,892	13,898	26.6	10,267	24.5
Credit risk	55,345	47,422	38,938	7,923	16.7	8,484	21.8
Operational risk	3,432	2,810	2,574	622	22.1	236	9.2
Market risk	7,281	1,927	380	5,354	277.8	1,547	407.1
Margin (excess/sufficient Ref Eq)	30,876	19,317	14,255	11,559	59.8	5,062	35.5
Leverage margin	280,691	175,609	129,591	105,082	59.8	46,018	35.5
Basel Index	16.1%	15.1%	14.7%	1.0	p.p.	0.4	p.p.
Tier I	11.0%	12.4%	13.1%	-1.4	p.p.	-0.7	p.p.
Tier II	5.1%	2.7%	1.7%	2.4	p.p.	1.0	p.p.
Deductions	-	-	-0.1%	0.0	p.p.	0.1	p.p.

In December 2012, Bradesco’s Reference Equity reached R$96.933 million, against a Required Reference Equity of R$66.057 million, thus making for a capital margin of R$30.876 million. Most of the requirement was due to the credit risk portion (local acronym PEPR), which accounted for 83.8% of risk-weighted assets, reflecting partially the expansion of lending.

On an annual comparison basis, Basel Index increased by 1.0 p.p. from 15.1% in December 2011 to 16.1% in December 2012, mainly due to: (i) eligibility of Subordinated Debt to compose Tier II, in the amount of R$12,695 million; (ii) increase of 26.0% in net worth, basically due to the effect of increased price of some securities formerly classified as “Maintained to Maturity” and moved to the category “Available for Sale,” due to the adoption of CPC’s 38 and 40 by the Insurance Group; and partly offset: (iii) by the increase of 26.6% in risk-weighted assets.

It is worth mentioning that in December 2012, R$26,638 million of the total subordinated debt were used in the calculation of the Basel Index, given the respective maturity.

In December 2011, Bradesco’s Reference Equity reached R$71,476 million, against a Required Reference Equity of R$52,159 million, thus making for a capital margin of R$19,317 million. Most of the requirement was due to the credit risk portion (local acronym PEPR), which accounted for 90.9% of risk-weighted assets, reflecting partially the expansion of lending.

106– Reference Form – 2013

10. Directors’ Comments

The Basel ratio rose 0.4 p.p. from 14.7% in December 2010 to 15.1% in December 2011, impacted mainly by (i) subordinated financial notes (Letras Financeiras) counted as Tier II capital, in the amount of R$9,402 billion, and (ii) Central Bank of Brazil’s Circular No. 3,563/11 lowering capital requirements for certain lending and leasing transactions (revoking Circular No. 3,515/10) and shares of investment funds for open pension plans (local acronyms PGBL and VGBL) as of November 2011.

It is worth mentioning that in December 2011, R$15,630 million of the total subordinated debt were used in the calculation of the Basel Index, given the respective maturity.

In December 2010, Bradesco’s Reference Equity reached R$56,147 million, against a Required Reference Equity of R$41,892 million, thus making for a capital margin of R$14,255 million. Most of the requirement was due to the credit risk portion (local acronym PEPR), which accounted for 93% of risk-weighted assets, reflecting mainly expansion of lending.

The Basel Index ended the period at 14.7%, thus showing a fall of 3.1 p.p. against December 2009, primarily due to: (i) the exclusion of R$3.0 billion of additional provisions in response to Central Bank Resolution No. 3,825/09, which revoked Central Bank Resolution No. 3,674/08, which allowed full additional provisions for doubtful accounts in the calculation of Tier I Reference Equity; and (ii) the R$4.9 billion reduction due to maturing subordinated debt and escalation of these debts in the last 5 years, which was offset by R$2.0 billion of new foreign debt eligible as Tier II capital.

It is worth mentioning that in December 2010, R$8,051 million of the total subordinated debt were used in the calculation of the Basel Index, given the respective maturity.

II) Operating Efficiency Ratio (OER) and Operating Coverage Ratio

R$ million
Calculation Base	2012	2011	2010	Variation
				Dec12 x Dec11		Dec11 x Dec10
				R$	%	R$	%
Personnel Expenses (1)	(10,639)	(10,221)	(7,998)	(418)	4.1	(2,223)	27.8
Administrative Expenses	(11,900)	(11,477)	(9,761)	(423)	3.7	(1,716)	17.6
Total (A)	(22,539)	(21,698)	(17,759)	(841)	3.9	(3,939)	22.2
Net interest income	43,493	35,611	32,771	7,882	22.1	2,840	8.7
Net fee and commission income	12,805	10,834	9,395	1,971	18.2	1,439	15.3
Income from insurance and pension plans	1,413	3,076	2,578	(1,663)	(54.1)	498	19.3
Income from equity interests in affiliates	871	682	577	189	27.7	105	18.2
Other operational revenues (expenses)	(8,529)	(4,859)	(6,003)	(3,670)	75.5	1,144	(19.1)
Total (B)	50,053	45,344	39,318	4,709	10.4	6,026	15.3

Ratios	2012	2011	2010	Variation
				Dec12 x Dec11	Dec11 x Dec10
OER - Operating Efficiency Ratio (2) (A)/(B)	45.0%	47.9%	45.2%	-2.9 p.p.	2.7 p.p.
Operating Coverage (3)	54.4%	47.9%	50.6%	6.5 p.p.	-2.7 p.p.

(1) It does not consider the employees’ profit sharing (PLR) amounting to R$1,017 million in 2012, R$930 million in 2011 and R$796 million in 2010. Total Personnel Expenses amounts to R$11,656 million in 2012, R$11,151 million in 2011 and R$8,794 million in 2010;

(2) IEO = (Personnel expenses – Profit sharing + Administrative expenses) / (Net interest income + Net fee and commission income + Income from insurance and pension plans + Equity in the earnings of associates + Other operating revenues – Other operating expenses; and

(3) Operational Coverage Ratio = (Net fee and commission income) / (Administrative expenses + Personnel expenses).

Operating Efficiency Ratio (OER)

By comparing the year of 2012 to the year of 2011, we note a 2.9 p.p. increase in the operational efficiency rate, which reflects basically: (i) higher revenues from services provided and commissions, which were influenced by the increase in average business volume; and (ii) control of administrative and personnel expenses, which remained practically stable in spite of the strong organic growth recorded in the period.

A 2011-2010 comparison shows a 2.7 p.p. increase in the ratio, which primarily reflected a faster pace of organic growth, particularly in the second half of 2011, impacting personnel and administrative expenses due to 11,030 new points of service, in particular 1,009 new branches.

107– Reference Form – 2013

10. Directors’ Comments

Operating Coverage

In 2012, operational coverage rate increased by 6.5 p.p. over the previous year, reflecting basically the increase of revenues from services provided and commissions combined with the continuous efforts to control expenses, including the actions of our Efficiency Committee in the period.

Comparing 2011 to 2010, operational coverage ratio fell by 2.7 p.p. reflecting: (i) higher personnel and administrative expenses, basically due to: (a) the impact of collective bargaining; and (b) higher expenses incurred, partly due to growth of business and points of service, in particular the faster pace of organic growth that led to 11,030 new points of service and in particular new 1,009 branches in the period; which was partly offset by: (ii) evolution of revenues from services and commissions.

III) Loans and advances to customers

Loans and advances to customers are classified as:

•         Not overdue and not impaired;

•         Overdue, but not impaired; and

•         Reduction to recoverable amount, which includes loans and advances classified as impaired and loans and advances that are individually assessed for loss.

The Organization’s loans and advances to customers are classified as impaired if they: (a) are overdue for more than 90 days, (b) have incurred losses, (c) have been renegotiated in a way to grant the borrower a right that normally would not be considered, (d) have been reclassified to high-risk levels, and/or (e) have been subject to bankruptcy events (order of bankruptcy or application for, grant or homologation of judicial or extrajudicial recovery).

					R$ million
(International Financial Reporting Standards - IFRS)	December 31
	2012	% (*)	2011	% (*)	2010	% (*)
Not yet due and not subject to impairment (i)	253,920	87.7	230,870	87.6	196,615	87.1
Arrears but no impairment losses (ii)	6,871	2.4	6,353	2.4	6,038	2.7
Impairment (iii)	28,899	10.0	26,299	10.0	22,983	10.2
Total loans and advances to clients	289,690	100.0	263,522	100.0	225,636	100.0
Impairment losses	(20,038)	6.9	(17,647)	6.7	(15,356)	6.8
Net value	269,652	-	245,875	-	210,280	-
(*) Proportion of total loans and advances to clients.

The improvement recorded in the portfolio of loans and advances to customers, by comparing both 2012 to 2011 and 2011 to 2010, is evidenced by the increase of credits not overdue  or subject to losses from the reduction to their recoverable amount, which increased by 10.0% and 17.4% respectively, thus increasing their representativeness to 87.7% in 2012.

In addition, it should be highlighted as a positive factor the maintenance: (i) of representativeness of loss due to the reduction to the recoverable amount over the last 3 corporate years at an average of 6.8%; and (ii) of the portfolio, due to the reduction to the recoverable amount, at an average representativeness of 10.0% on the portfolio.

108– Reference Form – 2013

10. Directors’ Comments

Loans and advances to customers not overdue or subject to impairment

Loans and advances to customers classified as not overdue or subject to impairment reached R$253.9 billion in December 2012. The proportion of these transaction classified as low risk remained at 98% for the last three years, showing that credit rating policies, processes and tools used by the organization were adequate and consistent.

					R$ million
(International Financial Reporting Standards - IFRS)	December 31
	2012	% (*)	2011	% (*)	2010	% (*)
Low risk	247,192	97.4	226,629	98.2	194,270	98.8
Medium risk	5,894	2.3	3,676	1.6	1,919	1.0
Greater risk	834	0.3	565	0.2	426	0.2
Total	253,920	100.0	230,870	100.0	196,615	100.0
Proportion of total loans and advances to clients (%)	87.7	-	87.6	-	87.1	-
Low risk: Ratings AA1 – C3; Medium risk: Rating D; High risk: Ratings E – H.
(*) Proportion of total.

Loans and advances to customers overdue but not subject to impairment

The table below shows a breakdown by days overdue of loans and advances not marked as impaired in the collective analysis or subject to impairment by individual analysis.

For the purposes of this analysis, an asset is considered as being in arrears and included in the table when any payment is late or is not made strictly pursuant to contractual terms. The amount included in the category refers to the total financial asset, meaning not the overdue payment alone, but the contractual amount plus interest.

Non-Individually significant loans and advances to customers, such as retail operations that have not been classified as impaired, are being shown in this category.

Individually significant loans and advances may be shown in this category if individual analysis did not identify a need to record individual impairment loss and are therefore directed to collective loss analysis.

						R$ million
(International Financial Reporting Standards - IFRS)	December 31
	2012	% (*)	2011	% (*)	2010	% (*)
Arrears up to 60 days	5,767	83.9	5,401	85.0	5,185	85.9
Arrears 61 – 90 days	1,044	15.2	921	14.5	823	13.6
Arrears over 90 days	60	0.9	31	0.5	29	0.5
Total	6,871	100.0	6,353	100.0	6,038	100.0
Proportion of total loans and advances to clients (%)	2.4	-	2.4	-	2.7	-
(*) Proportion of total.

The above table shows loans and advances that did not show signs of possible impairment loss despite arrears being recorded. This amount accounted for 2.4% of the “loans and advances to customers” portfolio in December 2012 (2.4% in December 2011 and 2.7% in December 2010).

109– Reference Form – 2013

10. Directors’Comments

Loans and advances to customers subject to impairment

						R$ million
(International Financial Reporting Standards - IFRS)	December 31
	2012	% (*)	2011	% (*)	2010	% (*)
Portfolio to mature	12,192	42.2	11,126	42.3	11,677	50.8
Arrears up to 60 days	3,238	11.2	3,156	12.0	2,144	9.3
Arrears 61 – 90 days	1,464	5.1	1,357	5.2	878	3.8
Arrears over 90 days	12,005	41.5	10,660	40.5	8,284	36.0
Total	28,899	100.0	26,299	100.0	22,983	100.0
Proportion of total loans and advances to clients (%)	10.0	-	10.0	-	10.2	-
(*) Proportion of total.

In 2012, loans and advances subject to impairment totaled R$28.9 billion and maintained a representativeness of 10.0% of the total portfolio of loans and advances to customers, like in the previous year. In 2011, such loans amounted to R$26.3 billion and accounted for 10.0% of the total portfolio, as compared to 10.2% in the same period of 2010.

Lower ratios of these credits to total portfolio and, impairment to total lending reflect improvement across the entire credit cycle, as mentioned above.

b)    capital structure and possibility of shares or fund shares being redeemed, stating: i) cases of redemption and ii) formula for calculating redemption value

By analyzing the table below, Bradesco Directors understand that the Bank’s current capital structure is adequate and consistent with its business expansion strategy. The major source of financing of its operations is third party’s capital.

			In millions
Capital structure *	Dec12	Dec11	Dec10
ON	1,909,762	1,909,911	1,880,830
PN	1,907,611	1,907,931	1,881,225
Subtotal	3,817,373	3,817,842	3,762,055
Shares in Treasury	7,422	6,953	395
Total	3,824,795	3,824,795	3,762,450
(*) Does not include splits or reverse made during the periods.

In December 2012, total capital stock of Bradesco amounted to R$30.1 billion, represented by 3,824,795,000 shares, including 1,912,398,000 book-entry common shares and 1,912,397,000 book-entry preferred shares with no par value.

In December 2011, total capital stock of Bradesco amounted to R$30.1 billion, represented by 3,824,795,000 shares, including 1,912,398,000 book-entry common shares and 1,912,397,000 book-entry preferred shares with no par value.

In December 2010, total capital stock of Bradesco amounted to R$28.5 billion, represented by 3,762,450,000 shares, including 1,881,225,000 book-entry common shares and 1,881,225,000 book-entry preferred shares with no par value.

	R$ million
	12/31/2012	% in relation to total liabilities	12/31/2011	% in relation to total liabilities	12/31/2010	% in relation to total liabilities
Shareholders’ equity of the controlling shareholders	71,138	8.9%	59,139	8.2%	51,051	8.5%
Capital from third parties (1)	730,049	91.1%	662,948	91.8%	551,903	91.5%
Total liabilities	801,187	100.0%	722,087	100.0%	602,954	100.0%

(1) Total liabilities excluding shareholders’ equity.

Over the last 3 years, Bradesco has kept its proportion of capital held by third parties at around 91%, which is seen as a normal level for institutions in the financial intermediation business.

There are no ways of redeeming the company’s shares other than those legally stipulated.

110– Reference Form – 2013

10. Directors’Comments

c)     capacity to pay financial commitments

Bradesco has full ability to pay all its financial commitments, because it reviews daily its asset and liability management policy to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to its customers and meet its own needs of working capital for investment. The following table presents our consolidated balance sheet by maturity.

Consolidated balance shown by maturity (in accordance with the International Financial Reporting Standards, IFRS):

R$ million
	1 to 30 days			31 to 180 days			181 to 360 days			1 to 5 years			Over 5 years			Indefinite period			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Assets
Cash and cash equivalents with banks	59,993	93,778	80,960		-	-		-	-	-	-	-	-	-	-	-	-	-	59,993	93,778	80,960
Financial assets held for trading	28,613	30,919	29,343	5,238	1,576	5,448	2,215	8,972	5,317	40,735	32,801	23,022	23,626	12,883	6,445	11,411	9,445	5,659	111,840	96,596	75,234
Financial assets available for sale	18,411	105	2,004	706	93	393	517	557	13	11,011	2,598	2,829	45,390	36,939	29,976	5,524	4,957	4,964	81,561	45,249	40,179
Investments held to maturity	2	608	-	9	-	106	-	126	-	221	207	316	3,484	3,170	2,973	-	-	-	3,716	4,111	3,394
Assets assigned as guarantee	14,473	27,583	6,222	60,287	33,651	25,443	1,019	423	2,153	19,656	26,372	40,979	10,698	9,094	4,902	-	-	-	106,133	97,123	79,701
Loans and advances to financial institutions	50,284	50,031	31,869	26,826	9,027	19,293	5,088	1,679	1,091	10,622	11,894	2,847	1	32	9,616	-	-	-	92,821	72,663	64,715
Loans and advances to clients	37,725	35,661	35,562	71,776	67,729	57,240	43,465	39,982	34,974	98,751	87,354	80,761	17,936	15,149	1,743	-	-	-	269,652	245,875	210,280
Other financial assets (1)	30,230	25,434	18,657	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	30,230	25,434	18,657
Total financial assets	239,731	264,119	204,617	164,842	112,076	107,923	52,304	51,739	43,548	180,996	161,226	150,754	101,135	77,267	55,655	16,935	14,402	10,623	755,946	680,829	573,121
Percentage in relation to total	31.7	38.8	35.7	21.8	16.5	18.8	6.9	7.6	7.6	23.9	23.7	26.3	13.4	11.3	9.7	2.2	2.1	1.9	100.0	100.0	100.0
Liabilities
Deposits from financial institutions	98,782	105,430	79,761	62,974	21,549	21,915	14,122	14,475	13,983	40,917	58,746	52,763	4,030	4,090	3,499	-	-	-	220,826	204,290	171,921
Client funds (2)	122,543	105,722	96,622	14,323	13,789	7,498	10,055	11,507	20,769	63,126	84,284	66,017	725	1,019	1,570	-	-	-	210,771	216,321	192,476
Financial liabilities held for trading	2,791	205	292	182	183	198	202	76	110	487	176	109	388	107	24	-	-	-	4,050	747	733
Funds from Issuance of Securities	3,461	335	209	14,697	6,122	2,485	12,120	8,033	2,273	20,669	26,233	12,245	604	907	598	-	-	-	51,552	41,630	17,810
Subordinated debt	196	104	1,122	550	2,789	4,461	1,397	4,617	2,417	13,524	5,591	15,015	19,186	13,810	3,300	-	-	-	34,852	26,911	26,315
Technical reserves of the insurance and pensions (2)	91,389	75,346	60,032	2,011	1,697	2,101	492	475	1,285	24,877	21,594	20,075	-	-	-	-	-	-	118,769	99,112	83,493
Other financial liabilities (3)	38,060	29,933	26,140	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	38,060	29,933	26,140
Total financial liabilities	357,222	317,075	264,179	94,737	46,129	38,659	38,388	39,183	40,837	163,600	196,624	166,224	24,933	19,933	8,991	-	-	-	678,880	618,944	518,888
Percentage in relation to total	52.6	51.2	50.9	14.0	7.5	7.5	5.7	6.3	7.9	24.1	31.8	32.0	3.7	3.2	1.7	-	-	-	100.0	100.0	100.0

(1) Including basically forex transactions, debtors arising from guarantee deposits and brokerage for securities;
(2) Demand deposits, savings accounts, and technical reserves for insurance and pension plans in the form of our “VGBL” and “PGBL” products are classified in the 1-30 days category, irrespective of average historical turnover; and
(3) Including basically credit card and forex transactions, and trading and brokering securities and certificated savings plans.

111 – Reference Form – 2013

10. Directors’Comments

d)    financing sources used for working capital and investments in non-current assets

Principal Sources of Funding (in accordance with the International Financial Reporting Standards - IFRS)

									R$ million
	Dec12	Dec11	Dec10	Vertical analysis %			Horizontal analysis
				Dec12	Dec11	Dec10	Dec12xDec11		Dec11xDec10
							R$	%	R$	%
Demand deposits + Other	37,684	32,536	36,882	11.0	9.6	13.4	5,148	15.8	(4,346)	(11.8)
Savings accounts	69,042	59,656	53,436	20.2	17.6	19.4	9,386	15.7	6,220	11.6
Time deposits	104,045	124,129	102,158	30.5	36.7	37.2	(20,084)	(16.2)	21,971	21.5
Subtotal – Clients funds	210,771	216,321	192,476	61.7	64.0	70.0	(5,550)	(2.6)	23,845	12.4
Borrowing and Onlending	44,186	53,247	38,196	12.9	15.7	13.9	(9,061)	(17.0)	15,051	39.4
Funds from Issuance of Securities	51,552	41,631	17,810	15.1	12.3	6.5	9,921	23.8	23,821	133.8
Subordinated debt	34,852	26,910	26,315	10.2	8.0	9.6	7,942	29.5	595	2.3
Total	341,361	338,109	274,797	100.0	100.0	100.0	3,252	1.0	63,312	23.0

Deposits

Deposits are our most important source of funding. Our deposits balance over these years progressed in the following manner:

•         In December 2012, balance of deposits recorded a reduction of 2.6% as compared to December 2011, mainly due to: (i) reduction in time deposits; and partly offset: (ii) by the greater volume of savings and sight deposits; and

•         In December 2011, the balance of our deposits increased approximately 12.4% as compared to December 2010, mainly due to increased funding volume in the form of time and saving deposits.

Deposits accounted for approximately 62% of all obligations in December 2012. Our deposits consist primarily of real-denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits. The R$14,534 million increase in the balance of our savings and demand deposits between 2012 and 2011 was due primarily to: (i) the net evolution of 5.2 million new savings accounts; (ii) the net increase of 583,000 new current accounts; and (iii) increased funding volume from institutional investors and the branch network, respectively as well as updating the deposit portfolio.

With respect to time deposits, a reduction of R$20,084 million, or 16.2% was recorded, caused mainly by: (a) new business opportunities offered to customers; and (b) migration of funds to other investment sources, such as Financial Notes and Debentures, which resulted in the increase of average fund raising terms, which offset the increase of new raised volumes and the update of deposit portfolio.

Borrowing and Onlending

In 2012, balance of Loans and On-lending Operations recorded a reduction of 17.0%, or R$9,061 million, in relation to 2011, to R$44,186 million. That decrease in the comparative period was basically due to the reduction of R$9,171 million in loans and on-lending operations denominated in and/or indexed to foreign currency, the balance of which decreased from R$17,340 million in December 2011 to R$8,169 million in December 2012, mainly due to: (a) settlement of operations; and partly offset by: (b) positive exchange variation of 8.9% in the period.

Comparing 2011 against 2010, growth was due primarily to a rising volume of loans and onlending in Brazil through Finame and BNDES.

Funds from Issuance of Securities

By comparing December 2012 to the same period of the previous year, the increase of 23.8%, or R$9,921 million, derived basically from: (i) the increase of volumes of operations with bonds issued abroad amounting to R$5,844 million, which reflected the new issuances in the period and the positive exchange variation of 8.9%; (ii) the increase in operations with Housing Credit Notes in the amount of R$2,086 million; (iii) the greater volume of operations with Agribusiness Credit Notes in the amount of R$1,355 million; (iv) new issuances of Financial Notes, the balance of which increased by R$1,119 million; and partly offset by: (v) reduction of R$483 million in the balance of Mortgage Notes.

Comparing December 2011 to December 2010, the growth of 133.8% or R$23,821 million in funds from securities issued was primarily from: (i) new issues of financial notes (Letras Financeiras), the balance

112– Reference Form – 2013

10. Directors’ Comments

of which rose by R$19,300 million, from R$7,801 million in December 2010 to R$27,101 million in December 2011; (ii) a R$3,026 million increase in the volume of transactions in securities issued abroad, reflecting a favorable positive exchange rate variation and new issues placed in the period; (iii) a R$1,367 million increase in real estate credit notes transactions; (iv) a R$839 million increase in the volume of Agribusiness notes of credit; and partly offset by: (v) a reduction of R$743 million in the balance of debentures, due to their maturing.

Subordinated debt

In December 2012, Bradesco Subordinated Debts amounted to R$34,852 million (R$8,807 million abroad and R$26,045 million in Brazil), representing an increase of 29.5%, or R$7,942 million, over the same period of 2011. In the 12-month period, R$19,837 million of Subordinated Debts were issued.

In December 2011, Bradesco’s Subordinated Debt totaled R$26,910 million (R$6,404 million abroad and R$20,506 million in Brazil). In this period, R$9,626 million of Subordinated Debt was issued.

In December 2010, Bradesco’s Subordinated Debt totaled R$26,315 million (R$5,079 million abroad and R$21,236 million in Brazil). Issuance of subordinated notes in August 2010, in the amount of US$1.1 billion, stands out.

The tables below show the last three years’ funding through subordinated debt securities:

Maturity	Original term in years	Transaction value	Currency	Remuneration	R$ million
					December 31
					2012	2011
In Brazil:
CDB – subordinated:
				100.0% of the CDI rate + (0.3440% p.a. – 0.4914% p.a.)
2012 (1)	5	-	R$	IPCA + 7.632% p.a.	-	2,707
				100.0% of the CDI rate + (0.344% p.a. – 1.0817% p.a.)	-	-
2013	5	575,000	R$	IPCA + (7.74% p.a. – 8.1863% p.a.)	973	882
2014	6	1,000,000	R$	112.0% of CDI rate	1,554	1,420
				IPCA + (6.92% p.a. – 8.55% p.a.)	-	-
2015	6	1,274,696	R$	108.0% to 112.0% of the CDI rate	2,028	1,775
2016	6	500	R$	IPCA + 7.1292% p.a.	1	1
				100.0% of the CDI rate + 0.87% p.a.	-	-
2012 (2)	10	-	R$	101.5% of the CDI rate	-	2,026
2019	10	20,000	R$	IPCA + 7.76% p.a.	31	27
Financial Notes:					-	-
2012 (3)	5	-	R$	103.0% of the CDI rate	-	1,639
				IGPM + 6.3874% p.a.	-	-
				IPCA + (6.7017% p.a. – 6.8784% p.a.)	-	-
				PRÉ rate of 13.0949% p.a.	-	-
2016	6	102,018	R$	108.0% to 110.0% of the CDI rate	131	117
				100% of the CDI rate + (1.2685% p.a – 1.3656% p.a.)	-	-
				IGPM + (5.7745% p.a. – 6.9588% p.a.)	-	-
				IPCA + (5.6030% p.a. – 7.5482% p.a.)	-	-
				PRÉ rate of (11.7493% p.a. – 13.8609% p.a.)	-	-
2017	6	8,630,999	R$	104% to 112.5% of the CDI rate	9,180	9,009
				100.0% of the CDI rate + (0.7855% p.a – 1.3061% p.a.)	-	-
				IGPM + (4.0147% p.a. – 6.2626% p.a.)	-	-
				IPCA + (3.6712% p.a. – 6.2822% p.a.)	-	-
				PRÉ rate of (9.3991% p.a. – 12.1754% p.a.)	-	-
2018 (4)	6	8,262,799	R$	105.0% to 112.0% of the CDI rate	8,511	-
				IPCA + 7.4163% p.a.	-	-
2017	7	40,100	R$	PRÉ rate + 13.1763% p.a.	56	49
				IGPM + 6.6945% p.a.	-	-
2018	7	141,050	R$	IPCA + (5.9081% p.a. – 7.3743% p.a.)	170	149
2018	8	50,000	R$	IGPM + 7.0670% p.a.	66	57
				100.0% of the CDI rate + (1.0079% p.a – 1.0412% p.a.)	-	-
				IGPM + 4.17468% p.a.	-	-
				IPCA + (4.0262% p.a. – 6.1757% p.a.)	-	-
				PRÉ rate of (10.1304% p.a. – 11.7550% p.a.)	-	-
2019 (5)	7	3,172,835	R$	110.5% to 112.2% of the CDI rate	3,205	-
				IGPM + 5.8351% p.a.	-	-
				IPCA + (5.8950% p.a. – 6.3643% p.a.)	-	-
2019	8	12,735	R$	PRÉ rate of 13.3381% p.a.	15	13
				IGPM + 5.5341% p.a.	-	-
				IPCA + (3.9941% p.a. – 6.1386% p.a.)	-	-
				PRÉ rate of (11.1291% p.a. – 11.8661% p.a.)	-	-
2020 (8)	8	28,556	R$	110.0% to 110.7% of the CDI rate	30	-
2021	9	7,000	R$	111.0% of the CDI rate	7	-
2012	10	-	R$	100.0% to 101.5% of the CDI rate	-	607
				IGPM + (6.0358% p.a. – 6.6244% p.a.)	-	-
				IPCA + (5.8789% p.a. – 7.1246% p.a.)	-	-
				PRÉ rate of 12.7513% p.a.	-	-
2021	10	19,200	R$	109.0% of the CDI rate	22	20
				IGPM + (3.9270% p.a. – 4.2994% p.a.)	-	-
				IPCA + (4.1920% p.a. – 6.0358% p.a.)	-	-
				PRÉ rate of (10.3489% p.a. – 12.4377% p.a.)	-	-
2022 (6)	10	54,143	R$	110.0% to 111.3% of the CDI rate	57	-
CDB Linked to Loans Operations:					-	-
2012 to 2016	from 2 to 5	6,017	R$	100% of the CDI rate	7	8
Subtotal – in Brazil					26,045	20,506
					-	-
Abroad:					-	-
2012 (3)	10	-	Yen	Rate of 4.05% p.a.	-	427
2013	10	1,434,750	US$	Rate of 8.75% p.a.	1,033	932
2014	10	801,927	Euro	Rate of 8.00% p.a.	613	552
2019	10	1,333,575	US$	Rate of 6.75% p.a.	1,552	1,440
2021	11	2,766,650	US$	Rate of 5.90% p.a.	3,335	3,053
2022 (8)	11	1,886,720	US$	Rate of 5.75% p.a.	2,274	-
Subtotal - abroad					8,807	6,404
					-	-
Total					34,852	26,910

(1)     Advanced payment of subordinated debt in the amount of R$461,505,000 in February 2012, and maturity of subordinated debt operations in November 2012;

(2)     Advanced payment of subordinated debt in the amount of R$1,065,699,000 in February 2012; and maturity of subordinated debt operations in the amount of R$570,470,000 in March 2012, and R$994,000,000 in November 2012, respectively;

(3)     Maturity of subordinated debt in April 2012;

(4)     Financial Notes were issued, being: (i) R$362,979,000 in January 2012; (ii) R$2,030,486,000 in February 2012; (iii) R$859,438,000 in March 2012; (iv) R$789,635,000 in April 2012; (v) R$3,926,706,000 in May 2012; (vi) R$16,008,000 in June 2012; (vii) R$56,300,000 in July 2012; (viii) R$30,060,000 in August 2012; (ix) R$36,825,000 in September 2012; (x) R$128,927,000 in October 2012; (xi) R$300,000 in November 2012; and (xii) R$25,135,000 in December 2012, maturing in 2018;

(5)     Financial Notes were issued, being: (i) R 23,633,000 in July 2012; (ii) R$4,025,000 in August 2012; (iii) R$922,816,000 in October 2012; (iv) R$1,100,400,000 in November 2012; and (v) R$1,066,700,000 in December 2012, maturing in 2019;

(6)     Financial Notes were issued, being: (i) R$1,197,000 in January 2012; (ii) R$820,000 in February 2012; (iii) R$435,000 in March 2012; (iv) R$2,400,000 in April 2012; (v) R$11,000,000 in May 2012; (vi) R$10,662,000 in June 2012; (vii) R$748,000 in July 2012; (viii) R$8,000,000 in August 2012; (ix) R$7,223,000 in September 2012; (x) R$10,600,000 in October 2012; and (xi) R$1,058,000 in December 2012; maturing in 2022;

(7)     In March 2012, subordinated debts were issued abroad amounting to US$1,100,000,000, at the rate of 5.75% per annum and maturing in January 2022; and

(8)     Financial Notes were issued, being: (i) R$601,000 in September 2012; R$5,000,000 in October 2012; and R$901,000 in December 2012; maturing in 2020.

113 – Reference Form – 2013

10. Directors’ Comments

						R$ million
Maturity	Original term in years	Transaction value	Currency	Remuneration	December 31
					2011	2010
In Brazil:
CDB – subordinated:
2011 (1)	5	-	R$	103.0% of the CDI rate	-	7,685
2012 (2)	5	2,713	R$	103.0% of the CDI rate or	4,346	4,589
				100.0% of the CDI rate + (0.344% p.a. to 0.4914% p.a.) or IPCA + (7.102% p.a. – 7.632% p.a.)
2013	5	575	R$	100.0% of the CDI rate + (0.344% p.a. – 1.0817% p.a.) or	883	780
				IPCA + (7.74% p.a. – 8.20% p.a.)
2014	6	1,000	R$	112.0% of the CDI rate	1,420	1,256
2015	6	1,275	R$	108.0% to 112.0% of the CDI rate or	1,775	1,538
				IPCA + (6.92% p.a. – 8.55% p.a.)
2016	6	101	R$	IPCA + (6.7017% p.a. – 7.1292% p.a.)	118	1
				100.0% IGPM + 6.3874% p.a.
				108.0% to 110.0% of the CDI rate or
				100.0% PRÉ + (13.0949% p.a.)
2012 (2)	10	702	R$	100.0% to 101.5% of the CDI rate + (0.75% p.a. – 0.87% p.a.)	2,633	5,164
2019	10	20	R$	IPCA + 7.76% p.a.	27	24
Financial Notes / Other:
2011 to 2016	up to 5	7	R$	100.0% of the CDI rate	7	-
2017 (3)	6	2,991	R$	100.0% of the CDI rate + (1.2685% p.a. – 1.3656% p.a.)	3,117	-
2017 to 2021 (3)	from 6 to 10	5,166	R$	104% to 112.5% of the CDI rate	5,383	33
2017 to 2021 (3)	from 6 to 10	221	R$	IGPM rate + (5.8351% p.a. – 7.0670% p.a.)	233	51
2017 to 2021 (3)	from 6 to 10	407	R$	IPCA rate + (5.8137% p.a. – 7.7600% p.a.)	442	92
2017 to 2021 (3)	from 6 to 10	109	R$	PRÉ rate of 11.7493% p.a. – 13.8609% p.a.	122	23
Subtotal – in Brazil					20,505	21,236
Abroad:
2011 (4)	10	-	US$	Rate of 10.25% p.a.	-	251
2012 (5)	10	315	Yen	Rate of 4.05% p.a.	429	366
2013	10	1,435	US$	Rate of 8.75% p.a.	937	831
2014	10	802	Euro	Rate of 8.00% p.a.	555	507
2019	10	1,334	US$	Rate of 6.75% p.a.	1,446	1,285
2021 (6)	11	1,600	US$	Rate of 5.90% p.a.	3,067	1,867
Costs of issues on funding					(30)	(28)
Subtotal - abroad					6,404	5,079
Total					26,910	26,313

(1)     Maturity of subordinated debt transactions in the amount of R$3,981,022 thousand;

(2)     Early settlement of subordinated debt in the amount of R$3,719,703 thousand;

(3)     Financial notes were issued in the amount of R$8,176,489 thousand, maturing up to 2021;

(4)     Maturity of subordinated debt in December 2011;

(5)     Including dollar “swap” cost, the rate rose to 10.15% per annum; and

(6)     In January 2011, foreign subordinated debts were issued in the amount of US$500,000 thousand, with a rate of 5.90% per annum and maturity in 2021.

e)     financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits

Bradesco Directors inform that, as financing sources for working capital and investment in non-current assets used to cover liquidity deficiencies, the Company may use the following resources: (i) Deposit Raising; (ii) Issuance of Debentures; (iii) Loans; (iv) Issuance of Bonds; and (v) Capital Contribution by controlling shareholders. Note that Bradesco Conglomerate's Treasury Department acts as a support center for our business segments by managing funding and liquidity positions and executing investment objectives in accordance with asset and liability management policies. It is also responsible for setting the rates for our products, including interfinancial rates. The treasury department covers any funding shortfall through borrowing in the interbank market, investing any surpluses in liquid instruments in the interbank market.

In some limited circumstances we may obtain emergency funds from the Central Bank of Brazil through a transaction referred to as “discount.” A discount is a loan from the Central Bank of Brazil to a financial institution, that loan being guaranteed by Federal Government securities owned by the financial institution. The amount of Federal Government securities held by the financial institution as trading securities limits the amount of discount transactions. Bradesco did not enter into discount transactions for liquidity purposes.

114 – Reference Form – 2013

10. Directors’ Comments

f)      indebtedness levels and characteristics of related debts, also describing: i) relevant loan and financing contracts; ii) other long-term relationships with financial institutions; iii) level of subordination among debts; iv) any restrictions binding the issuer, in particular in relation to limits on indebtedness and new debt, distribution of dividends, disposal of assets, issue of new securities, and transfer of controlling interest.

There are no loans or financing or long-term relationships with financial institutions that we consider relevant to Bradesco.

Financial institutions are subject to operational limits established by the National Monetary Council (CMN) and the Central Bank of Brazil to operate according to the provisions of regulation in force, in particular Law No. 4,595/64, which instituted the National Financial System.

Among such established limits, the following stand out (i) Reference Net Worth consistent with the risks of their activity, (ii) constitution of fixed assets, which limits to 50% of Reference Equity the total funds recorded in Permanent Assets, (iii) exposure per customer, which is limited to 25% of the Reference Equity, (iv) exposure in gold, foreign currency and operations subject to exchange variation, limited to 30% of the Reference Equity, and (v) maximum limits of paid-up capital and shareholders’ equity to operate.

Rules also restrict the financial institution from making such operations, as (i) grant of loans or advances to related companies, managers and their relatives, and (ii) acquisition of new properties not intended for their own use.

g)    limits for use of contracted financing

There are no limits on use of funds already contracted.

h)    significant changes to each item of financial statements

Directors understand that the Bank has all general financial and equity conditions to ensure the performance of its obligations and the strategy for business expansion.

115 – Reference Form – 2013

10. Directors’ Comments

Below, we present the comments on items that the Directors consider important and relevant, as evidenced in the Balance Sheet and Statement of Income.

Balance Sheet

Regarding the significant changes in the company's consolidated balance sheet items, we present below a comparison between the main significant events in the following periods:

									R$ million
	Dec12	Dec11	Dec10	Vertical analysis %			Horizontal analysis
				Dec12	Dec11	Dec10	Dec12 x Dec11		Dec11 x Dec10
							R$	%	R$	%
Assets
Cash and cash equivalents with banks	59,993	93,778	80,960	7.5	13.0	13.4	(33,785)	(36.0)	12,818	15.8
Financial assets held for trading	111,840	96,597	75,234	14.0	13.4	12.5	15,243	15.8	21,363	28.4
Financial assets available for sale	81,561	45,248	40,179	10.2	6.3	6.7	36,313	80.3	5,069	12.6
Investments held to maturity	3,716	4,111	3,394	0.5	0.6	0.6	(395)	(9.6)	717	21.1
Assets assigned as guarantee	106,133	97,122	79,701	13.2	13.5	13.2	9,011	9.3	17,421	21.9
Loans and advances to financial institutions	92,821	72,664	64,716	11.6	10.1	10.7	20,157	27.7	7,948	12.3
Loans and advances to clients, net of provision for losses	269,652	245,875	210,280	33.7	34.1	34.9	23,777	9.7	35,595	16.9
Non-current assets for sale	533	445	412	0.1	0.1	0.1	88	19.8	33	8.0
Investments in affiliates	2,755	2,391	2,298	0.3	0.3	0.4	364	15.2	93	4.0
Property, plant and equipment	4,532	4,267	3,669	0.6	0.6	0.6	265	6.2	598	16.3
Intangible assets and goodwill	7,756	7,217	5,412	1.0	1.0	0.9	539	7.5	1,805	33.3
Taxes for offset	5,347	4,573	1,590	0.7	0.6	0.3	774	16.9	2,983	187.6
Deferred taxes	17,984	17,093	12,734	2.2	2.4	2.1	891	5.2	4,359	34.2
Other assets	36,565	30,706	22,374	4.6	4.3	3.7	5,859	19.1	8,332	37.2
Total	801,187	722,087	602,954	100.0	100.0	100.0	79,100	11.0	119,133	19.8
Liabilities
Deposits from financial institutions	220,826	204,290	171,921	27.6	28.3	28.5	16,536	8.1	32,369	18.8
Client funds	210,771	216,321	192,476	26.3	30.0	31.9	(5,550)	(2.6)	23,845	12.4
Financial liabilities held for trading	4,050	747	733	0.5	0.1	0.1	3,303	442.2	14	1.9
Funds from Issuance of Securities	51,552	41,631	17,810	6.4	5.8	3.0	9,921	23.8	23,821	133.8
Subordinated debt	34,852	26,910	26,315	4.4	3.7	4.4	7,942	29.5	595	2.3
Technical reserves for insurance and pensions	118,769	99,112	83,493	14.8	13.7	13.8	19,657	19.8	15,619	18.7
Other provisions	21,047	17,926	13,328	2.6	2.5	2.2	3,121	17.4	4,598	34.5
Current taxes	3,354	2,759	1,923	0.4	0.4	0.3	595	21.6	836	43.4
Deferred taxes	3,092	2,247	1,981	0.4	0.3	0.3	845	37.6	266	13.5
Other liabilities	61,527	50,761	41,816	7.7	7.0	6.9	10,766	21.2	8,945	21.4
Shareholders’ equity of the controlling shareholders	71,138	59,139	51,051	8.9	8.2	8.5	11,999	20.3	8,088	15.8
Minority interest – non-controlling shareholders	209	243	107	-	-	-	(34)	(14.0)	136	127.1
Total	801,187	722,087	602,954	100.0	100.0	100.0	79,100	11.0	119,132	19.8

Cash and cash equivalents with banks

In 2012, balance of cash and cash equivalents with banks amount to R$59,993 million, decreasing by R$33,785 million, or 36.0%, in relation to the previous year. That reduction reflects basically the reduction of compulsory deposits and funds available in local currency.

In 2011, the R$12,818 million increase was due primarily to a R$6,014 million increase in compulsory deposits, as well as R$4,623 million an increase in foreign currency.

116 – Reference Form – 2013

10. Directors’ Comments

Financial assets held for trading

In 2012, financial assets for trading amounted to R$111,840 million, showing an increase of 15.8% on the previous year. That increase derived basically from the increase of R$11,769 million in the portfolio of bonds and shares issued by non-financial companies, and the increase of R$7,662 million in the portfolio of bonds issued by financial institutions.

In 2011, financial assets for trading amounted to R$96,597 million, showing an increase of 28.4% on the previous year. This growth resulted primarily from a R$7,892 million increase in the Brazilian government bond portfolio and a R$6,039 million increase in the portfolio of stocks and bonds issued by financial institutions.

117 – Reference Form – 2013

10. Directors’ Comments

Assets assigned as guarantee

In a comparison between the years of 2012 and 2011, the 9.3% increase resulted basically from the increase of interfinancial liquidity operations partly offset by the reduction in the portfolio of Brazilian public bonds given in guarantee.

Comparing 2011 to 2010, the increase of 21.9% reflects growth in the portfolio of Brazilian government bonds assigned as collateral.

Loans and advances to financial institutions

In a comparison between the years of 2012 and 2011, there was an increase of R$20,157 million, 27.7%, in loans and advances to financial institutions, mainly due to the increase of R$26,881 million in investments in committed operations from R$41,787 million to R$68,668 million.

Comparing 2011 to 2010, the increase in loans and advances to financial institutions was mainly due to the R$4,604 million increase in investments in federal funds sold and securities purchased under agreements to resell, which rose from R$37,183 million to R$41,787 million.

Loans and advances to customers, net of provision for losses

In 2012, loans and advances to customers accounted for 33.7% of our total assets (2011 – 34.1% and 2010 – 34.9%).

Comparing 2012 to 2011, the evolution of 9.7%, or R$23,777 million, was due primarily to increased volume of operations, highlighting the following products: (i) personal credit; (ii) housing finance; (iii) working capital; (iv); vehicles - CDC; (v) credit card; and (vi) export financing.

Comparing 2011 to 2010, the evolution of 16.9% relates primarily to increased volume of operations, highlighting the following products: (i) working capital; (ii) BNDES/Finame onlendings; (iii) vehicles - CDC; (iv) personal credit; (v) credit card; and (ii) housing finance.

Technical reserves for insurance and pensions

In 2012, balance of technical provisions for insurance and social security amounted to R$118,769 million, increasing by R$19,657 million in relation to the previous year. This performance was mainly due to growth of the VGBL, PGBL and Health products.

In 2011, the R$99,112 million balance of technical provisions for insurance and pension plans was mainly due to the R$10,446 million increase in the VGBL product.

We also note that the main funding sources: (i) Deposits; (ii) Debentures; (iii) Borrowings and onlendings; (iv) Funds from securities issued; and (v) Subordinated Debt, are being commented in item 10.1 d.

118 – Reference Form – 2013

10. Directors’ Comments

Statement of Income

For a better understanding of major impacts that have affected our results (revenues and expenses), below are the consolidated financial statements for the years ended on December 31, 2012, 2011 and 2010, which were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

									R$ million
Consolidated managerial statement of income				Vertical analysis %			Horizontal analysis
	2012	2011	2010	2012	2011	2010	2012x2011		2011x2010
							R$	%	R$	%
Revenues for interest and similar	83,134	82,367	63,772	100.0	100.0	100.0	767	0.9	18,595	29.2
Interest and similar expenses	(39,641)	(46,756)	(31,001)	(47.7)	(56.8)	(48.6)	7,115	(15.2)	(15,755)	50.8
Net interest income	43,493	35,611	32,771	52.3	43.2	51.4	7,882	22.1	2,840	8.7
Fee and commission income	12,841	10,868	9,421	15.4	13.2	14.8	1,973	18.2	1,447	15.4
Fee and commission expenses	(36)	(34)	(27)	-	-	-	(2)	5.9	(7)	25.9
Net fee and commission income	12,805	10,834	9,394	15.4	13.2	14.7	1,971	18.2	1,440	15.3
Net gain / (loss) on financial assets / liabilities for trading	2,110	(608)	2,213	2.5	(0.7)	3.5	2,718	-	(2,821)	-
Net gain / (loss) on financial assets and available for sale	1,896	365	754	2.3	0.4	1.2	1,531	419.5	(389)	(51.6)
Net gain / (loss) of foreign exchange operations	(951)	2,626	(683)	(1.1)	3.2	(1.1)	(3,577)	-	3,309	-
Income from insurance and pension plans	1,413	3,076	2,578	1.7	3.7	4.0	(1,663)	(54.1)	498	19.3
Losses due to impairment of loans and advances	(11,510)	(8,296)	(5,756)	(13.8)	(10.1)	(9.0)	(3,214)	38.7	(2,540)	44.1
Personnel Expenses	(11,656)	(11,151)	(8,794)	(14.0)	(13.5)	(13.8)	(505)	4.5	(2,357)	26.8
Other administrative expenses	(11,900)	(11,477)	(9,761)	(14.3)	(13.9)	(15.3)	(423)	3.7	(1,716)	17.6
Depreciation and amortization	(2,538)	(2,120)	(1,966)	(3.1)	(2.6)	(3.1)	(418)	19.7	(154)	7.8
Other operating income/(expenses)	(8,529)	(4,859)	(6,003)	(10.3)	(5.9)	(9.4)	(3,670)	75.5	1,144	(19.1)
Income before income taxes and equity in the earnings of associates	14,632	14,001	14,747	17.6	17.0	23.1	631	4.5	(746)	(5.1)
Income from equity interests in affiliates	871	682	577	1.0	0.8	0.9	189	27.7	105	18.2
Income before income taxes	15,502	14,683	15,324	18.6	17.8	24.0	819	5.6	(641)	(4.2)
Tax Income and social contribution	(4,151)	(3,594)	(5,272)	(5.0)	(4.4)	(8.3)	(557)	15.5	1,678	(31.8)
Net income for the period	11,352	11,089	10,052	13.7	13.5	15.8	263	2.4	1,037	10.3

Attributable to shareholders:	2012	2011	2010	Variation - %
				2012x2011	2011x2010
Controlling shareholders	11,292	10,958	9,940	3.0	10.2
Non-controlling shareholderws	60	131	112	(54.2)	17.0

Selected financial indices

In thousands of Reais, except for percentage and share information
On December 31	2012	2011	2010
Net income attributable to controlling shareholders	11,291,570	10,958,054	9,939,575
Total average assets	750,476,230	652,797,332	538,774,478
Average shareholders’ equity of the controlling shareholders	62,463,588	52,424,391	44,535,636
Controlling shareholders’ equity of the controlling shareholders	1.5%	1.7%	1.8%
Controlling shareholders’ net income as a percentage of average shareholders’ equity attributable to controlling shareholders	18.1%	20.9%	22.3%
Shareholders’ equity attributable to controlling shareholders as a percentage of total average assets	8.3%	8.0%	8.3%
Dividend payment per share ratio (1)	0.35	0.34	0.34
(1) Total dividends declared divided by net income attributable to controlling shareholders.

In 2012, Net Income reached R$11,352 million, corresponding to an increase of 2.4%, or R$263 million, over the previous year. Net Income attributed to controllers was R$11,292 million and up 3.0% on the same period of the previous year.

119 – Reference Form – 2013

10. Directors’ Comments

Return on average equity (ROAE) reached 18.1%, while Return on Average Assets (ROAA) for the year was 1.5%.

In 2011, Net Income reached R$11,089 million, corresponding to an increase of 10.3%, or R$1,037 million, over the previous year. Net Income attributed to controllers was R$10,958 million and up 10.2% on the same period of the previous year.

Return on average equity (ROAE) reached 20.9%, while Return on Average Assets (ROAA) for the year was 1.7%.

Next, we comment on the main line items that influenced results when comparing the years ended on December 31, 2012, 2011 and 2010:

Net interest income

In 2012, our net interest income increased by 22.1% in relation to 2011, from R$35,611 million to R$43,493 million. That increase is mainly related to the increase of: (i) the average interest rate from 6.2% in 2011 to 6.7% in 2012, affecting positively the result in R$4,178 million, mainly due to the 3.2 p.p. reduction in the average interbank interest rate from 11.6% in 2011 to 8.4% in 2012; and (ii) the average business volume, which contributed R$3,704 million, reflecting the 13.1% increase in the average balance of interest-yielding assets, which increased our revenues by R$10,005 million, with emphasis on the increase of: (a) 11.9% in the average balance of loans and advances to customers; (b) 25.2% in the average balance of assets given as guarantee; and (c) 99.5% in the average balance of assets available for sale.

Net interest income in 2011 totaled R$35,611 million, showing an increase of R$2,840 million (8.7%) on 2010 due to the following factors: (i) R$7,701 million growth in interest and similar income from loans and leases, reflecting 16.9% growth in loans to customers, (ii) R$3,243 million evolution in revenue from compulsory deposits; and partly offset by: (iii) a R$4,016 million increase in interest expenses arising from federal funds purchased and securities sold under agreements to repurchase; and (iv) a R$4,925 million increase in borrowings and onlendings.

Fee and commission income

In 2012, revenues from services and commissions amounted to R$12,841 million, increasing by R$1,973 million in relation to the same period of the previous year, mainly due to: (i) the increase of R$580 million in the credit card segment, as a result of the increase of the card/customer base; (ii) the increase of R$458 million in revenues from current account as a result of increase of business and account holder base, where 583,000 new accounts were recorded in the period; (iii) the increase of R$162 million, or 26.3%, in revenues from guarantees granted; (iv) the increase of R$104 million in revenues from collection; and (v) the increase of R$87 million in revenues from consortium management.

Revenues from services and commissions in 2011 showed an increase of R$1,447 million, primarily due to: (i) the credit card segment performing well, with its growing customer base; (ii) higher current account revenues reflecting growth in business and the customer base for current accounts, which showed net evolution of about 2.0 million new accounts in the period, and (iii) higher revenues from collection.

Net gain / (loss) on financial assets / liabilities for trading

In 2012, net income from financial assets/liabilities for negotiation amounted to R$2,110 million, increasing by R$2,718 million in relation to the previous year, reflecting basically the higher result from fixed and variable-income bonds.

In 2011, net loss on financial assets/liabilities held for trading reached R$608 million, while in 2010, there was a R$2,213 million gain. The variation was due to weaker results from derivatives used to hedge foreign investments.

120– Reference Form – 2013

10. Directors’ Comments

Net gains (losses) of foreign exchange operations

Variations recorded between the years of 2012 and 2011 and between the years of 2011 and 2010 were basically due to the exchange variation that affected our investments linked to foreign currency.

Income from insurance and pension plans

In 2012, the reduction of 54.1% recorded in the result of insurance and social security was substantially due to: (i) increase in expenses from variations of technical provisions for insurance and social security in the amount of R$5,114 million, derived basically from: (a) the increase of 19.8% in the average volume of technical provisions for insurance and social security in light of the greater volume of business; and (b) the constitution of an additional technical provision derived from the adoption of a lower real interest rate for its respective calculation; (ii) the increase of R$1,955 million in retained claims mainly derived from: (a) the increase of notified damages in the amount of R$1,336 million; and (b) variations of IBNR provision in the amount of R$721 million; partly offset by: (iii) the increase of R$5,763 million in premiums issued.

In 2011, the “result of insurance and pension plans” line showed evolution of 19.3%, due to: (i) an increase of 22.7% or R$6,521 million in written premiums and pension plan contributions, which reached R$35,198 million, partly offset by: (ii) increased variation in technical provisions, in the amount of R$3,940 million; and (iii) increase in retained claims, amounting to R$1,591 million.

Losses due to impairment of loans and advances

The 38.7% evolution in net impairment losses on loans and advances was related to: (i) the increase of 9.9% in loans and advances to customers with reduction to the recoverable amount, which reflected basically the slow recovery of the world economic scenario; and (ii) the increased default.

Comparing 2011 to 2010, the 44.1% evolution in net impairment losses on loans and advances was related to: (i) growth in our loans and advances to customers, showing evolution of 16.8% in 2011; and (ii) 14.4% evolution in impaired transactions reflecting primarily the deteriorating global economic scenario.

Personnel Expenses

In 2012, there was an increase of R$505 million in relation to 2011, mainly due to the increase of expenses related to salaries, benefits and payroll charges, which were affected by: (i) the increase of salaries, according to collective bargaining agreements in 2011 and 2012; and (ii) net increase of the staff concentrated in the 2nd half of 2011 derived from the organic growth.

In 2011, there was a R$2,357 million increase on 2010, mainly related to: (i) increased expenses for salaries, social contribution, and benefits, impacted by higher salary levels, (ii) a net increase in our 9,436 head count;  (iii) higher expenses for our profit sharing program for management and staff; and (iv) higher costs of provisions for labor claims.

Administrative Expenses

Comparing 2012 to 2011, the increase of 3.7% was due primarily to increased expenses for: (i) increase of business and service volume in the period; (ii) agreement adjustments; (iii) expenses related to organic growth as from the 2nd half of 2011, which led to the expansion of 9,196 call centers, partly offset by lower expenses related to: (iv) third parties’ services mainly related to the end of partnership with Brazilian Post Office and Telegraph Company – ECT in December 2011 (Postal Bank); and (v) advertisement and publicity.

Comparing 2011 to 2010, the increase of 17.6% was due primarily to increased expenses for: (i) outsourced services, primarily variable expenses related to sales/business or trading volume (e.g. banking corresponding, Call Center, etc.); (ii) contractual adjustments; and (iii) accelerated organic growth in the period, in particular 1,009 new branches opened.

Other operating income/(expenses)

In 2012, a R$3,670 million increase in other expenses net of other operating revenues was due mainly to: (i) inclusion in 2012 of expenses related to the analysis of assets recovery – impairment; (ii) income from reimbursable fiscal credits from beneficial acquisition of BERJ included in the year of 2011; partly offset by: (iii) income from the disposal of Serasa shares in the amount of R$793 million.

In 2011, other expenses net of other operating revenues showed a fall of R$1,144 million due primarily to: (i) revenue from taxes to be offset in the amount of R$2,912 million; partly offset by: (ii) provisioning for tax risk amounting to R$786 million; and (iii) higher tax expenses in the amount of R$521 million.

121– Reference Form – 2013

10. Directors’ Comments

Tax Income and social contribution

Income tax (IR) and social contribution (CSLL) expense rose from R$3,594 million in 2011 to R$4,151 million in 2012. This variation was due principally to: (i) the increase of taxable income from R$14,683 million in 2011 to R$15,502 million in 2012; and (ii) the greater fiscal benefit resulted from the distribution of interest on own capital to shareholders, which increased from R$1,174 million in 2011 to R$1,305 million in 2012.

As a percentage of our result before income tax and social contribution, the effective tax rate rose from an expense of 24.5% in 2011 to an expense of 26.8% in 2012.

Income tax (IR) and social contribution (CSLL) expense fell from R$5,272 million in 2010 to R$3,594 million in 2011. This variation was due principally to: (i) lower taxable income due to the US dollar’s appreciation against the Brazilian real impacting our foreign borrowing; (ii) non-deductible expenses and non-taxable exchange-rate gains on foreign investment, which generated a positive adjustment of R$528 million in 2011 against a negative adjustment of R$657 million in 2010; and (iii) higher tax benefit obtained on distribution to shareholders of interest on shareholders’ equity, which rose from R$986 million in 2010 to R$1,174 million in 2011.

As a percentage of our result before income tax and social contribution, the effective tax rate rose from an expense of 34.4% in 2010 to an expense of 24.5% in 2011.

10.2 - Operating and financial income

Directors should comment:

a)     results of issuer’s operations, in particular:

i) description of any major components of revenue;

We highlight below our main operating income that increased by R$8,401 million, or 6.6%, in the comparison between 2012 and 2011, mainly impacted by the increase of: (i) income from retained insurance and pension plan premiums; (ii) income from credit and leasing operations; (iii) result from operations with financial assets; and (iv) income from services and commissions. By comparing the year of 2011 to the year of 2010, revenues increased by 26.3%, with emphasis on: (i) income from credit and leasing operations; (ii) income from retained insurance and pension plan premiums; and (iii) result from operations with financial assets.

122– Reference Form – 2013

10. Directors’ Comments

									R$ million
Principal Operating Income	2012	2011	2010	Vertical analysis %			Horizontal analysis
				2012	2011	2010	2012x2011		2011x2010
							R$	%	R$	%
Loans and advances to clients (1)	48,541	45,466	37,765	35.7	35.6	37.3	3,075	6.8	7,701	20.4
Loans and advances to financial institutions	6,800	9,194	6,060	5.0	7.2	6.0	(2,394)	(26.0)	3,134	51.7
Financial assets:	23,947	21,554	17,042	17.6	16.9	16.8	2,393	11.1	4,512	26.5
Result of Compulsory Investments	3,808	6,112	2,869	2.8	4.8	2.8	(2,304)	(37.7)	3,243	113.0
Other financial interest income	38	41	36	0.0	0.0	0.0	(3)	(7.3)	5	13.9
Revenues for interest and similar	83,134	82,367	63,772	61.1	64.5	63.0	767	0.9	18,595	29.2
Premiums retained – insurance and pension plans	40,177	34,516	27,994	29.5	27.0	27.7	5,661	16.4	6,522	23.3
Revenue from services and commissions	12,841	10,868	9,421	9.4	8.5	9.3	1,973	18.2	1,447	15.4
Total Principal Operating Income	136,152	127,751	101,187	100.0	100.0	100.0	8,401	6.6	26,564	26.3
(1) It consists of Credit and Leasing Operations; and
(2) It considers: (i) Securities for Negotiation; (ii) Securities Available for Sale; (iii) Securities Held to Maturity; and (iv) Securities given in guarantee.

Loans and advances to customers

Revenues from credit and leasing operations, by comparing the balances in 2012 and 2011, increased by 6.8%, or R$3,075 million, while between 2010 and 2011 they increased by R$7,701 million, or 20.4%, provided that such variations resulted from the increase of our credit portfolio, as shown below.

123– Reference Form – 2013

10. Directors’ Comments

Loans and advances to clients	R$ million			Vertical analysis %			Horizontal analysis
	Dec12	Dec11	Dec10	Dec12	Dec11	Dec10	Dec12xDec11		Dec11xDec10
							R$	%	R$	%
Working capital	53,298	49,462	39,997	18.4	18.8	17.7	3,836	7.8	9,465	23.7
BNDES/Finame onlendings	35,704	35,399	29,554	12.3	13.4	13.1	305	0.9	5,844	19.8
Vehicles - CDC	33,821	30,651	25,193	11.7	11.6	11.2	3,170	10.3	5,458	21.7
Personal loans	32,287	24,618	20,368	11.1	9.3	9.0	7,669	31.2	4,249	20.9
Export financing	22,666	20,505	16,660	7.8	7.8	7.4	2,161	10.5	3,845	23.1
Credit Card	22,646	20,252	18,474	7.8	7.7	8.2	2,394	11.8	1,778	9.6
Real estate financing	22,303	15,931	10,187	7.7	6.0	4.5	6,372	40.0	5,744	56.4
Rural Loans	11,580	11,036	10,180	4.0	4.2	4.5	544	4.9	856	8.4
Guaranteed account	9,801	9,671	9,042	3.4	3.7	4.0	129	1.3	629	7.0
Leasing	8,035	11,551	16,366	2.8	4.4	7.3	(3,515)	(30.4)	(4,815)	(29.4)
Importação	6,580	5,073	3,834	2.3	1.9	1.7	1,507	29.7	1,238	32.3
Overdraft	2,989	2,746	3,207	1.0	1.0	1.4	243	8.8	(462)	(14.4)
Insurance premiums receivable	2,894	2,473	2,048	1.0	0.9	0.9	421	17.0	425	20.7
Other	25,086	24,155	20,525	8.7	9.2	9.1	932	3.9	3,630	17.7
Total	289,690	263,522	225,636	100.0	100.0	100.0	26,168	9.9	37,886	16.8

By comparing the balances in 2012 and 2011, loans and advances to customers increased by 9.9%, where the types that most contributed to that increase were: (i) personal credit; (ii) housing finance; (iii) working capital; and (iv) vehicles - CDC.

Between 2010 and 2011, balances of credit and leasing operations increased by 16.8%, with emphasis on the following products: (i) working capital; (ii) BNDES/Finame onlendings; (iii) housing finance; and (iv) vehicles - CDC.

Loans and advances to financial institutions

The revenue reduction of 26.0% between 2011 and 2012 reflected basically the reduction of the average rate of operations from 12.1% to 8.6%. With respect to the comparison between 2011 and 2010, the increase of 51.7% is related to the increase of: (i) the average rate from 9.4% to 12.1%; and (ii) the average volume that increased by 4.4%.

Result of Financial Assets (Operations with Securities)

By comparing the years of 2012, 2011 and 2010, variations recorded in revenues from Operations with Securities refer to the higher volume of operations with fixed-income securities.

Result of Compulsory Investments

By comparing the balances in 2012 and 2011, the revenue reduction of 37.7% derived basically from the decrease of: (i) 16.2% in the balance of time deposits; and (ii) interest rates (Selic).

By comparing the balances in 2011 and 2010, the revenue increase of 113.0% derived basically from: (i) the increase of 21.5% and 11.6%, in time deposit and savings deposit balances, respectively; and (ii) macroprudential actions adopted by the Central Bank of Brazil.

Income from Retained Insurance Premiums, Pension and Capitalization Plans and Services Provided

With respect to variations in income from retained insurance premiums, pension and capitalization plans, and services provided, comments are included in item 10.1.h.

ii) factors that materially affected the operating results.

Directors state that no factors occurred to affect substantially the company’s operating results in the last corporate years, other than those described in item 10.1.h and 10.2.a.-i.

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10. Directors’ Comments

b)    variations in income from price changes, foreign exchange rates, inflation, changes in volumes and introduction of new products and services

Directors inform that there were no significant variations in the issuer’s financial revenues or income attributable to changing prices of our main inputs and products, exchange rates, inflation, altered volumes or the introduction of new products and services for the years ended on December 31, 2012, 2011 and 2010.

c)     impact of inflation, variation of prices of main inputs and products, and foreign exchange and interest rates on the issuer’s operating income and financial income

During periods of high interest rates, our financial income increases because the interest rates on our interest-earning assets are higher too. At the same time, we incur higher financial expenses since interest rates on interest-bearing liabilities are also higher. Changes in volumes of our assets and liabilities that incur interest also affect our revenues and expenses. For example, an increase in our interest income attributable to higher interest rates may be offset by a reduction in the volume of our outstanding loans.

Additionally, in the event of the Brazilian real depreciating, we: (i) incur losses on our liabilities denominated in/or indexed to, foreign currencies, such as our long-term debt denominated in dollars and foreign currency borrowings to the extent that the cost in Brazilian reais if the related financial expense is higher; and (ii) gains in our assets denominated in, or indexed to, foreign currencies, such as our dollar-indexed securities and loans, as the income from such assets as measured in reais increases. Conversely, when the Brazilian real appreciates: (i) incur losses on assets denominated in/or indexed to foreign currencies; and (ii) incur gains on our liabilities denominated in/or indexed to foreign currencies.

In 2012, our net interest income increased by 22.1% in relation to 2011, from R$35,611 million to R$43,493 million. That increase is mainly related to the increase of: (i) the average interest rate from 6.2% in 2011 to 6.7% in 2012, affecting positively the result in R$4,178 million, mainly due to the 3.2 p.p. reduction in the average interbank interest rate from 11.6% in 2011 to 8.4% in 2012; and (ii) the average business volume, which contributed R$3,704 million, reflecting the 13.1% increase in the average balance of interest-yielding assets, which increased our revenues by R$10,005 million, with emphasis on the increase of: (a) 11.9% in the average balance of loans and advances to customers; (b) 25.2% in the average balance of assets given as guarantee; and (c) 99.5% in the average balance of assets available for sale.

In 2011, result of operations subject to interest increased by 8.7%, from R$32,771 million in 2010 to R$35,611 million in 2011. The increase of R$2,840 million in the result of operations subject to interest derived basically from the increase of business volume, with emphasis on “Credit” and “Fund Raising.” It should be pointed out that interest rate (CDI) increased from 9.8% in 2010 to 11.6% in 2011, having that increased resulted in higher gains in “Fund Raising” margins.

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10. Directors’ Comments

10.3 - Events with significant effects (occurred and expected) on financial statements

Directors should comment on material effects that the events below have caused or are expected to cause for the issuer’s financial statements and results:

a)     introduction or sale of operating segment

In the period, there was no introduction or disposal of operating segment.

b)    creation, acquisition or sale of equity interest

In Bradesco Organization, among the significant events in the period, the following stand out:

•         On March 2012, Bradesco started the operations of the subsidiary Bradesco Securities Hong Kong Limited, in Hong Kong, China, focused on the identification of opportunities and distribution of fixed and variable-income products. As such, Bradesco expands its international distribution channels and strengthens its contact with global investors operating strongly in that market, in addition to giving access to a new base of institutional investors.

c)     unusual event or operations

There were no unusual events or transactions involving the issuer in the period that caused or are expected to cause significant impacts on its results.

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10. Directors’ Comments

10.4 - Significant changes in accounting practices – Reservation and emphases in the auditor’s opinion

Directors should comment:

a)     significant changes in accounting practices

Complying with Central Bank of Brazil (BCB) and National Monetary Council (CMN) requirements for financial institutions to introduce international financial reporting standards (IFRS), these institutions started to prepare IFRS financial statements in 2010. This requirement is in addition to the official financial statements required by Brazilian authorities, which are prepared in accordance with other requirements issued by the Central Bank, the CMN, and the Brazilian Securities and Exchange Commission (CVM), as applicable.

IFRSs issued in English by the International Accounting Standards Board (IASB) are translated into Portuguese by the Institute of Independent Auditors of Brazil (Ibracon).

The first set of IFRS financial statements was for the base date of 12/31/2010 and did not note any significant change in IFRS accounting practices, since this was the first reporting period of their use.

The second set of IFRS financial statements, base date 12/31/2011, was issued in the first quarter of 2012. This one, on the base date of 12/31/2012, is the third set of financial statements under IFRS. Comparing the 2012 IFRS financial statements with the 2011 and 2010 financial statements, also IFRS, there were no significant changes in accounting practices.

b) significant effects of changes in accounting practices

In 2012, 2011 and 2010, as mentioned above, there were no significant changes to IFRS accounting practices or any significant effects on our accounting practices.

Additionally, some comments on significant adjustments between accounting practices used by Bradesco in BACEN  GAAP (Cosif) are shown below, as compared to IASB rules (IFRS):

1.     Consolidation

Under BACEN GAAP, holdings in jointly controlled companies (usually represented by interests of 20% to 50%) are proportionally consolidated in the Organization’s financial statements. In compliance with Central Bank of Brazil rules, exclusive investment funds are not consolidated.

For IFRS purposes, some participation in companies considered of shared control in BACEN GAAP, for lacking IRFS support, have been treated by the equity method and therefore have not been considered in the consolidation of financial statements, while the exclusive investment funds have been consolidated.

2.         Effects of hyperinflation on non-monetary assets and liabilities

Until June 30, 1997, Brazil was considered a hyperinflationary economy, but for BACEN GAAP purposes, financial statements denominated in constant purchasing power currency were required only until December 31, 1995, and indexation of financial statements was discontinued as of January 1, 1996.

For IFRS purposes, the effects of adjusting or correcting non-monetary assets until June 30, 1997 were recognized in financial statements as required by IAS 29 – Financial Reporting in Hyperinflationary Economies.

3.         Business combinations

Under BACEN GAAP, there is no specific statement on the subject of business combinations for financial institutions. Only assets and liabilities recognized in the opening balance of the acquired entity are recognized by the purchasing entity and the goodwill premium or discount paid or granted on acquisitions corresponds to the difference between the amount paid by the acquirer and the book value of assets and liabilities recognized in the acquired entity. Shares or debt issued as payment for acquisition of entities are recognized at their values when issued on the date of the business combination. Goodwill premiums arising from business combinations are amortized over 20 years.

For acquisitions made from September 1, 2008, for IFRS purposes, the Organization recognized identifiable assets and liabilities arising from business combinations at fair value. The shares issued by the Organization in business combinations are recognized at fair value on the date of transfer of control. Other assets given in payment were also measured at fair value. Goodwill premium recognized in the business combination is tested annually for impairment as required by IAS 38 – Intangible Assets.

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10. Directors’ Comments

4.         Adjustment to fair value of financial assets – equity securities

Under BACEN GAAP, certain investments in companies in which the Organization does not have influence over Management, were classified in “permanent assets”, at historical cost of acquisition.

For IFRS purposes, due to the absence of influence over management, these holdings on shares were been designated in the “available for sale” category at fair value on the date of transition to IFRSs, with the corresponding gain or loss recognized in the reserve account in shareholders’ equity headed – “Other comprehensive income,” net of tax effects.

5.         Reversal of hedge accounting

Under BACEN GAAP, the Organization designated certain derivatives as hedging instruments, which were classified as cash flow “hedges” with the corresponding effective portion of gains and losses recorded net of tax effects, in a separate account in shareholders’ equity and the non-effective portion in the result.

For IFRS purposes, these instruments were not designated as hedges since they do not qualify for hedge accounting under IAS 39, therefore the effective portion recognized in shareholders’ equity in BACEN GAAP was reversed on the transition date to be recognized against retained earnings.

6.         Deferral of fees for financial services and direct costs

Under BACEN GAAP, for certain financial assets, in particular loans and receivables, the Organization recognizes fees charged for financial services, as well as a share of related direct costs, in the result at the time of originating these financial assets. Direct costs relating to commissions paid retailers and resellers are recognized under “Other Assets - Prepaid expenses” and recognized in the result by the terms of the corresponding contracts.

For IFRS purposes, fees charged for financial services, and direct costs related to origination of these financial assets are deferred and recognized as an adjustment to the effective interest rate. Direct costs relating to commissions paid to retailers and resellers are part of the effective interest rate and recognized in the balance of loans and receivables.

7.         Provision for sureties and guarantees to third parties

In BACEN GAAP, sureties and guarantees to third parties are controlled by compensation accounts. For the purposes of IFRS, the Organization applies IAS 37.

8.         Impairment of loans and receivables

Under BACEN GAAP, recognition of provision for doubtful debt is based on analysis of realization risk of loans in an amount sufficient to cover possible losses, pursuant requirements stated in CMN Resolution No. 2,682/99, which includes certain regulatory parameters.

For IFRS purposes, provision for credit losses was established by the incurred loss, according to IAS 39.

9.         Deferred Income Tax and Social Contribution on IFRS adjustments

Income tax and social contribution taxes were recognized on differences between BACEN GAAP and IFRS.

c) reservations and emphases in the auditor’s opinion

There were no reservations or emphases in the independent auditors report.

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10. Directors’Comments

10.5 - Critical accounting policies

Directors should indicate and comment on critical accounting policies adopted by the issuer, exploring in particular accounting estimates made by management on matters that are uncertain and relevant to the description of the financial position and results, which require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, adjustments to foreign currency conversion, environmental remediation costs, impairment testing criteria for assets and financial instruments.

Use of estimates

When submitting financial statements, our Management makes estimates and determines assumptions for useful lives of certain non-financial assets and to ascertain whether there is impairment of an asset or specific group of assets. Estimates are by nature based on judgment and available information. Actual results may differ from estimates.

Our significant accounting policies are described in the notes to Consolidated Financial Statements. The following discussion describes areas requiring more judgment or involving a higher degree of complexity for the application of accounting policies that currently affect our financial condition and results of operations. Accounting estimates that we make in these contexts involve making assumptions about highly uncertain matters. In each case, different estimates, or changing estimates between periods, could have had a significant impact on our financial condition or results of operations as shown in our financial statements.

Impairment of loans and advances

At the end of each period, loss on loans and receivables is adjusted based on an analysis of our portfolio, including estimated losses on loans and receivables.

The determination of impairment of loans and receivables requires, by its nature, judgments and assumptions relating to the loans and receivables portfolio on both an individual basis and on the basis of specific product portfolios. When analyzing the portfolio as a whole, several factors may affect an estimate of the likely scale of losses, depending on the methodology used to measure historical default rates and the historical period taken for these measurements.

Additional factors that may affect determination of impairment of loans and receivables include:

•         general economic conditions and conditions in the relevant sector;

•         previous experience with the debtor or the relevant economy sector, including the recent experience of losses;

•         credit quality trends;

•         values loan securities;

•         volume, composition and growth of the loans and receivables portfolio;

•         the Brazilian government’s monetary policy; and

•         any delays in receiving information necessary to evaluate loans and receivables or confirm existing impairment.

The Organization uses models to analyze the loans and receivables portfolios and determine impairment. Statistical factors are used to show losses and other risk indicators for groups of loans and receivables with similar risk characteristics to achieve an estimate of losses incurred by the portfolio and calculate the models. Although models are often monitored and reviewed, by their nature, they depend on judgments made in relation to information and/or forecasts. The economy’s volatility is one of the factors that may lead to greater uncertainty in our models than one would expect in more stable macroeconomic environments. Therefore, our impairment of loans and receivables may not be indicative of actual future losses.

For sensitivity analysis purposes, we ran a simulation to assess the impact of higher probability of default (PD) on impairment. The simulation showed that an increase of 10.0% in probability of default on December 31, 2012 could increase the amount impairment by approximately R$243 million. This sensitivity analysis is hypothetical and has the sole purpose of illustrating the impact that delinquency has on the determination of impairment loss.

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10. Directors’ Comments

The process used to determine the level of impairment requires estimates, assumptions and use of judgment, so actual results from losses in the period shown in subsequent periods may differ from those calculated in accordance with said estimates and assumptions.

Fair value of financial instruments

Financial instruments recorded at fair value in our consolidated financial statements largely consist of financial assets held for trading, including derivatives and financial assets classified as available for sale. The fair value of a financial instrument is the amount for which it could be traded in a normal transaction between parties informed of the matter and free of favoritism.

These financial instruments are ranked based on the lowest level of information that is significant for measuring fair value. For instruments classified as Level 3, we have to use a significant amount of our own judgment to measure fair market value. We base our judgment calls on our knowledge and observations of the markets for individual assets and liabilities and these judgments may vary with market conditions. On using our judgment, we analyze a series of third-party prices and transaction volumes to understand and assess the extent of available market benchmarks and the judgment or modeling required in processes with parties. Based on these factors, we determine whether fair values are observable in active markets, or whether the markets are inactive.

Fair values of financial assets held for trading and available for sale are based mainly on active markets in which prices are based on direct quotes from the market, observed transactions or market prices for similar assets. Liquidity is a significant factor in determining fair values of financial assets held for trading and available for sale. Illiquidity situations are usually generated by the market’s perception of the uncertainty of credit in relation to a single company or a specific sector of the market. In these circumstances, financial assets are classified as Level 3 in the valuation hierarchy, since fair value is determined based on unobservable data supported by limited information available in the market and that are relevant to evaluate the fair value of the assets, as well as other factors that require Management to exercise significant judgment or make estimates. On December 31, 2012, R$36.9 billion or 19.1% of financial assets held for trading and available for sale are classified as Level 3 fair value.

Exchange-traded derivatives valued using prices quoted are classified in Level 1 of the valuation hierarchy. However, not many classes of derivative contracts are listed on exchange. Therefore, most of our derivative positions are determined using quantitative models, which require the use of multiple data, including interest rates, prices and indices to generate continuing earnings, or price curves and volatility factors, including maturity. These data are used to assess the value of a position. Most market data are observable and may be obtained in particular from the BM&FBovespa and the secondary market. On December 31, 2012, the net fair value of our derivative assets and liabilities classified as Level 3 was R$18.5 million.

The imprecise nature of estimating non-observable market data may impact amounts of revenues or losses recognized for a particular position. In addition, although we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments may result in a different estimated fair value on reporting date.

Impairment of financial assets available for sale

Periodically, we assess the existence of impairment of financial assets available for sale if there is a prolonged or significant fall in their fair value. Determining prolonged or significant impairment requires judgment, which assesses the normal volatility of asset prices among other factors.

In addition, valuations are made using market prices or valuation models that require the use of certain assumptions or judgments to estimate fair value.

Classification of securities

Classification of securities as financial assets held for trading, available for sale and held to maturity is based on Management’s intention to hold or trade these securities on the date of their acquisition. Accounting treatment of securities held by us shall depend on our classification. Circumstantial changes may alter our strategy in relation to a specific security, which would require transfer between categories.

Impairment of goodwill premium

Every year at least, the Organization determines whether the current book value of goodwill premium has been impaired. The first step in the process is identifying independent cash generating units and their allocations of goodwill premium. The book value of the unit, including allocated goodwill premium, is compared to value in use to determine whether there is impairment or not. If usage value of a cash generating unit is lower than its book value, the book value of premium will be reduced. Detailed calculations may be required to cover changes in the market in which a business operates (e.g. competition and regulatory changes). Calculations are based on discounted cash flows before tax at an interest rate adjusted by appropriate risk for the operational unit; in both cases determining these values requires the use of judgment. Although predictions are compared to current performance and external economic data, expected cash flows will of course reflect the Organization’s outlook for future performance.

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10. Directors’ Comments

Taxes on profits

Determination of income tax and social contribution amount is complex, and our evaluation is focused on the analysis of deferred taxes on assets and liabilities and payable income tax. In general, our assessment requires us to estimate future values of current and deferred income tax. Our assessment of the possibility of realizing deferred tax is subjective and involves assessments and assumptions that are inherently uncertain. Realization of deferred assets is subject to changes in future interest rates and developments of our strategies. Support for our judgments and assumptions may change over time as a result of unanticipated events or circumstances that affect determination of our tax liability.

Significant judgment is required to determine whether an income tax position is likely to be sustained on examination, even after the outcome of any administrative or judicial proceeding based on technical merits. Judgment is also required to determine the value of a benefit eligible for recognition in our consolidated financial statements.

Additionally, we monitor interpretation of tax legislation and decisions made by tax authorities and courts, in order to adjust any previous judgment as to accrued income tax. This monitoring may also arise from our income tax planning, or settlement of income tax disputes, and may be significant for our operating results in any period.

Technical reserves for insurance and pensions

Technical provisions for insurance and pensions are liabilities for amounts we estimate will be due to our policyholders and plan participants in the future. Management uses a certain degree of judgment to decide the method of calculating technical provision. Future benefits agreed in contracts include liabilities for retirement, pension, individual and group life insurance, health insurance and accident insurance, among others.

These benefits are computed using actuarial hypotheses for mortality rates, incapacity, cancellations, interest rates, inflation and expenses. Such actuarial hypotheses are based on our experience and are periodically reviewed to the industry standards, with the objective of ensuring actuarial credibility. For long-term insurance agreements, when the actuarial hypotheses in a specific agreement or group of agreements are fulfilled, they will not be changed during the validity time of the policy. However, significant changes to experience or hypotheses may require us to make a provision for future losses expected for a certain product, and make provisions for premium shortage. Provisions for premium shortage may also be made for short-term agreements in order to cover expected future losses. Benefits and claims stated in agreements include provisions for claims incurred but not reported, in health, damages and life insurance.

We recognize the claims occurred during the period of effectiveness of our insured’s policies. However, costs of claims occurred in a specific period will not be clearly recognized until we receive, process and pay such claims. We determine the liability amount through actuarial methods based on history of claim payments to determine our estimate of claim liabilities. Methods to determine such estimates and establish the technical provisions are reviewed and updated on a regular basis. The resulting adjustments are recognized in earnings for the respective period.

For the purposes of sensitivity analysis with respect to damage, life and health insurance, we estimate the impact of an increase and reduction of risks. In that estimate, an increase (1%) or reduction (1%) in risks over the last 12 months from the calculation base date would represent an impact of
R$89 million of expense or income, respectively, on the result and shareholders’ equity after taxes and contributions.

For certain products offered, such as pension plans, participants go through two distinct stages within the contract: one of accumulating assets and the other of enjoying benefits. During the accumulation stage, technical provisions increase as contributions are received and interest is credited (based on contractual provisions) and reduced by benefits and redemptions paid at the participants’ discretion and according to contract clauses. If the provisions are insufficient to honor future commitments, a provision is made for insufficient contributions.

The main actuarial hypotheses used on determining liability for future pension plan benefits under contracts are mortality, disability, cancellation, retirement, interest rate, inflation and expenses.

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10. Directors’Comments

These actuarial hypotheses are made at the time a policy is written in order to estimate the experience of the period in which benefits will be payable under the agreement.

For sensitivity analysis purposes, we assessed the impact on results and shareholders’ equity after taxes and contributions arising from lower interest rates and increased longevity of beneficiaries. In this assessment, a decrease of 5% in interest rates would lead to a R$324 million reduction in result and shareholders’ equity after taxes and contributions. Increase of 0.002% in beneficiaries’ longevity would represent a negative impact of R$128 million on the result and shareholders’ equity after taxes and contributions.

10.6 - Internal controls relating to preparation of financial statements – Levels of efficiency and deficiency and recommendations in the auditor’s report

In relation to internal controls used to ensure that reliable financial statements are prepared, the directors should comment:

a)     the level of efficiency of such controls, indicating eventual deficiencies and actions taken to correct them

The effectiveness of the Organization’s internal controls is based on people, processes and technology. In this context, our skilled professional staff is working exclusively with previously determined and implemented processes using appropriate technology for business needs.

Our Policy for Internal Controls and Compliance, and our Corporate Methodology, are properly formalized and aligned with the leading frameworks for controls, such as the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and Control Objectives for Information and Related Technology (COBIT), covering the Business and Technology aspects respectively, pursuant to Brazil’s Monetary Council Resolution No. 2,554/98, the Public Company Accounting Oversight Board (PCAOB), and Sarbanes-Oxley Section 404.

Internal controls are developed by the various business areas managing the Organization’s services, products and processes, and adherence tests are applied at the required intervals, and results reported to Bradesco’s Audit and Internal Controls and Compliance Committees and to its Board of Directors. In cases of non-compliance, the appropriate corrective measures are taken and duly monitored.

These measures taken as a whole translate into enhanced quality for operational processes and dissemination of the importance of the culture of controls while ratifying improvements for corporate governance best practices.

As shown above, the Management evaluated the effectiveness of internal controls related to consolidated financial statements dated of December 31, 2012, and concluded with a reasonable level of assurance that internal controls are efficient and effective to ensure the information integrity, and that no significant deficiencies or material weaknesses have been identified.

b)    deficiencies and recommendations on internal controls included in the independent auditor’s report

In view of our stock of knowledge and the studies conducted by the independent auditor to assess our internal controls structure, designed to ensure the adequacy of Bradesco’s financial statements, the auditor’s report contains no faults or recommendations in relation to internal controls that could significantly affect our financial statements.

10.7 - Use of proceeds from public offerings for distribution and any deviations

If the issuer has made a public offering for distribution of securities, the directors should comment:

a)     how funds derived from the offering were used;

b)    whether there were important deviations between the effective application of funds and the proposed application disclosed in leaflets on the respective distribution

c)     if deviations occurred, the reasons for such deviations

There was no public offering for distribution of securities in the 2012, 2011 and 2010 fiscal years.

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10. Directors’ Comments

10.8 - Material items not shown in financial statements

Directors should describe material items not shown in the issuer’s financial statements, and state:

a)     assets and liabilities directly or indirectly held by the issuer, which are not included in the balance sheet (off-balance sheet items), such as: i) operational leases, assets and liabilities; ii) portfolios of written-off accounts receivable for which the entity has risks and responsibilities, indicating the respective liabilities; iii) forward purchase and sale agreements for products and services; iv) uncompleted construction contracts; v) contracts of future receipt of financing;

b)    other items omitted from the financial statements

No significant items were omitted from the accounting statements.

10.9 - Comments on material items not shown in financial statements

In relation to each of the items omitted from the financial statements referred to in item 10.8, the directors should comment:

a)     how such items change or may eventually change revenues, expenses, operating result, financial expenses or other items of the issuer’s financial statements

b)    nature and purpose of operation

c)     nature and amount of obligations and rights generated for the issuer under the operation

No significant items were omitted from the accounting statements.

10.10 - Business Plan

Directors should state and comment the principal elements of the issuer’s business, specifically exploring the following topics:

a)     investments, including: i) quantitative and qualitative description of investments in progress or expected; ii) sources of financing of investments; iii) existing disinvestments in progress or expected;

In 2012, Bradesco continued to invest in the expansion of its network, taking the total number of points of service to 68,917 (in addition to branches, this total includes: outlying points of services in municipalities not served by branches (local acronym PAs); ATMs (local acronym PAEs); ATMs outside our own network; the shared network of pooled ATMs; Bradesco Expresso POSs; Bradesco Sales Promotion, and foreign branches or subsidiaries).

We would highlight Bradesco Expresso’s growth of 23.6% on the previous year to reach a total of 43,053 points of service by end-2012.

Funding for the above-mentioned investments was sourced from the Organization’s own working capital, basically shareholders’ equity.

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10. Directors’Comments

Investments in Infrastructure, Information Technology and Telecommunication

2013

Our estimated IT infrastructure investment for 2013 is about R$4.8 billion, which is approximately 9.0% higher than 2012’s (R$4.4 billion). We would also highlight our plans to open 49 branches.

The following table shows the total amount invested over the last three years, including infrastructure (facilities, furniture and fixtures):

			R$ million
	2012	2011	2010
Infrastructure	718	1,087	716
Information Technology / Telecommunication	3,690	3,241	3,204
Total	4,408	4,328	3,920

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10. Directors’Comments

b)    if already disclosed, the acquisition of plants, equipment, patents or other assets likely to materially influence the issuer’s production capacity should be indicated

No acquisitions of plant, equipment, patents or other assets that are likely to materially affect our production capacity have been disclosed.

c)     new products and services, showing: i) description of ongoing researches already disclosed; ii) total expenses incurred by the issuer with researches for the development of new products or services; iii) projects at development stage and already disclosed;  iv) total costs incurred by the issuer with the development of new products and services

There are no new significant products and services.

10.11 - Other factors material affecting operational performance

Comment on other factors materially affecting operational performance that have not been identified or commented in the other items in this section:

There are no other factors that have material influence on our operational performance that have not been mentioned in this section.

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11. Projections

11. Projections

11.1 - Projections disclosed and underlying assumptions

The words "believe," "can," "may," "should," "seeks," "estimates," "continues," "anticipates," "intends," "expects," "potential" and similar words used in this section are used to identify forward looking estimates and perspectives. Forward looking projections and perspectives include information pertaining to results and projections, strategy, financing plans, competitive position, the industry context, potential growth opportunities, the effects of future regulation, and the effects of competition. These projections and perspectives refer only to the date on which they were made.

Given the risks and uncertainties described herein, such projections may not materialize and, therefore, do not provide any guarantee of future performance. In addition, Banco Bradesco's future results and performance may differ materially from those forecast in its estimates due to, but not limited to the risk factors listed in this Reference Form, many of which are beyond the Bank's ability to control or predict. Additionally, these estimates are based on assumptions that may not materialize. In light of these limitations and uncertainties, investors should not make their investment decisions based solely on forward looking estimates and perspectives posed in this Reference Form.

Note that projections and estimates used in this item have been compiled in accordance with accounting practices adopted in Brazil and applicable to institutions whose functioning is authorized by the Central Bank of Brazil.

a)     Projection

Indicators used by market analysts to feed their forecasting models for Banco Bradesco's future results. Currently, the following indicators are disclosed:

Indicators	Metric
Loan Portfolio (1)	Cumulative 12-month variation.
Individuals	Cumulative 12-month variation.
Legal Entities	Cumulative 12-month variation.
Financial margin (2)	Percentage growth expected for period.
Services	Percentage growth expected for period.
Operational expenses (3)	Percentage growth expected for period. Estimated Operational Expenses include Personnel and Administrative Expenses.
Insurance premiums	Percentage growth expected for period.
(1) Board credit portfolio; (2) On the current criterion, Guidance for Financial Margin – Interest; and (3) Personnel and administrative expenses.

b)    Projected period and validity of projections

Banco Bradesco projections indicate values expected for the current year. On disclosing the results for each year (last quarter of each year), indicators expected for the following year are also stated. Projections are valid for the current year.

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11. Projections

11.1 - Projections disclosed and underlying assumptions

c)       Underlying assumptions for projections

Assumptions for the fiscal year 2013 that may be influenced by Management

•       Our Guidance covers contractual adjustments and costs reflecting growth in our business and the Organization's investment plan;

•       Expansion of the Bradesco Group's service network;

•       Estimates do not include new partnerships or acquisitions;

•       Business growth and the Organization's strategy.

Assumptions for fiscal year 2013 beyond Management's control

•       Maintenance of fundamentals of the current Macro-economic Policy;

•       Resumption of growth worldwide;

•       Alteration of the Selic interest rate by COPOM to control inflation. Inflation close to target midpoint;

•       Evolution of credit market;

•       Liquidity conditions catering for demand for credit;

•       Regulatory changes affecting banking management.

d)    Values of indicators estimated

Indicators	Projection	Pursuant
	2013	2012	2011	2010
Loan Portfolio (1)	13% - 17%	11.5%	17.0%	23.0%
Individuals	13% - 17%	8.2%	11.0%	20.0%
Legal Entities	13% - 17%	13.1%	20.0%	25.0%
Financial margin (2)	7% - 11%	11.6%	20.0%	16.0%
Services	9% - 13%	15.0%	14.0%	15.0%
Operational expenses (3)	4% - 8%	7.7%	17.0%	19.0%
Insurance premiums	12% - 15%	17.7%	21.0%	18.0%
(1) Board credit portfolio;
(2) On the current criterion, Guidance for Financial Margin – Interest; and
(3) Personnel and administrative expenses.

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11. Projections

11.2 - Monitoring and alteration of projections disclosed

Projections and estimates used in this item have been compiled in accordance with accounting practices adopted in Brazil and applicable to institutions whose functioning has been authorized by the Central Bank of Brazil.

a)     Alterations or substitutions of projections

Projections for 2013 cover the same indicators that were provided and monitored in 2012.

b)    Projections for past periods – Estimated x Actual

Complying with CVM Instruction No. 480/09 data in this item, relating to projections for past periods require the disclosure of comparisons between projected and actual data. The following table shows projected and actual data for the financial years 2010, 2011, and 2012.

           Projections for the corporate year of 2012

Indicators	Observed	Estimated
Loan Portfolio (1)	11.5%	14% - 18%
Individuals	8.2%	12% - 16%
Legal Entities	13.1%	14% - 18%
Small and Medium Companies	10.6%	16% - 20%
Large Companies	15.0%	13% - 17%
Products
Vehicles	-2.3%	2% - 6%
Cards (2)	12.0%	10% - 14%
Housing/real estate loans (origination)	R$ 14.7 bi	R$ 14 bi
Paycheck Loans	47.7%	26% - 30%
Financial margin (3)	11.6%	10% - 14%
Services	15.0%	10% - 14%
Operational expenses (4)	7.7%	8% - 12%
Insurance premiums	17.7%	15% - 19%

(1) Board credit portfolio;
(2) Does not include the portfolios “BNDES Cards” and “Discounts for prepaid receivables”;
(3) On the current criterion, Guidance for Financial Margin – Interest; and
(4) Personnel and administrative expenses.

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11. Projections

Reasons for deviations from projections:

•         Individuals – variation was basically due to the decrease of credits from other Banks and the maintenance of strategy to obtain credit growth by favoring the quality and control of default, in particular Car Financing.

•         Small and Medium Companies – in this group, variation is basically explained by the low increase of “Discount,” “Working Capital” and “Special Operation” portfolios.

•         Paycheck Loans – in this item, market development was beyond expectations, what combined with our commercial actions allowed us to win Market Share.

•         Vehicles – the Organization maintained the option for portfolio quality in relation to Market Share gain.

•         Services – variation was due to the greater “Underwriting” business volume; income from rents by the company Cielo, and card commissions.

•         Operational expenses – reduction was due to actions by the Efficiency Committee that tried to control the costs and gain scale to reduce operating costs.

          Projections for the corporate year of 2011

Indicators	Observaded	Estimated
Loan Portfolio (1)	17.0%	15% - 19%
Individuals	11.0%	13% - 17%
Legal Entities	20.0%	16% - 20%
Small and Medium Companies	23.0%	20% - 24%
Large Companies	19.0%	11% - 15%
Products
Vehicles	5.0%	10% - 14%
Cards (2)	10.0%	9% - 13%
Housing/real estate loans (origination)	R$ 14.9 bi	R$ 14 bi
Paycheck Loans	29.0%	30% - 34%
Financial margin (3)	20.0%	18% - 22%
Services	14.0%	10% - 14%
Operational expenses (4)	17.0%	15% - 18%
Insurance premiums	21.0%	15% - 18%

(1) Board credit portfolio;
(2) Does not include the portfolios “BNDES Cards” and “Discounts for prepaid receivables”;
(3) On the current criterion, Guidance for Financial Margin – Interest; and
(4) Personnel and administrative expenses.

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11. Projections

Reasons for deviations from projections:

•         Vehicles – the variation seen in this group was due to the Organization's strategy of prioritizing portfolio margin and quality over gaining market share, thus affecting total lending to individuals.

•         Paycheck Loans – on this item, although we have gained in terms of our market share, the market's evolution was slightly lower than expected.

•         Large Companies – in this group, the variation seen was primarily due to forex lines growing well over expectations.

•         Insurance Premiums – the variation seen was due to better than expected performance from the "Life and Pensions," "Health" and "Certificated Savings" products.

          Projections for the corporate year of 2010

Indicators	Observaded	Estimated
Loan Portfolio (1)	23.0%	21% - 25%
Individuals	20.0%	16% - 20%
Legal Entities	25.0%	25% - 29%
Small and Medium Companies	29.0%	28% - 32%
Large Companies	22.0%	22% - 26%
Products
Vehicles	13.0%	10% - 14%
Cards (2)	20.0%	9% - 13%
Housing/real estate loans (origination)	R$ 9.1 bi	R$ 7.5 bi
Paycheck Loans	59.0%	32% - 36%
Financial margin (3)	16.0%	14% - 18%
Services	15.0%	7% - 11%
Operational expenses (4)	19.0%	9% - 13%
Insurance premiums	18.0%	16% - 20%

(1) Board credit portfolio;
(2) Does not include the portfolios “BNDES Cards” and “Discounts for prepaid receivables”;
(3) On the current criterion, Guidance for Financial Margin – Interest; and
(4) Personnel and administrative expenses.

140– Reference Form – 2013

11. Projections

Reasons for deviations from projections:

•         Cards – variation in this group was largely due to higher-than-expected levels of consumption as unemployment fell.

•         Real estate financing – variation in this group reflected higher levels of income leading to more demand for properties.

•         Pay check loans – positive variation in this item was due to synergy-boosting projects between Bradesco's branch network and Bradesco Promotora, especially in the pensioner loans (pay check deduction) portfolio, and also due to strong growth in consumption arising from lower levels of unemployment.

•         Services – variation of this item reflected favorable performance from the credit card segment due to growth of the card base/customer base, the effects of changes in Cielo and Visavale equity holdings, and current account revenues.

•         Operational expenses – variation in this indicator was due to: provision for profit sharing and legal actions involving labor claims; increased advertising and publicity expenses; organic growth with a consequent higher-than-projected increase in the number of points of service.

c)     Projections for current periods

New projections for the current period were disclosed on 01.28.2013, as reported in item 11.1 of this Reference Form. It should be pointed out that such projections related to the corporate year of 2013, shall remain valid until the date of the new presentation of this form.

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12. General Meeting and Management

12. General Meeting and Management

12.1 - Description of management structure

Bradesco administrative structure is composed of the Board of Directors elected by the Shareholders’ Meeting and the Executive Board elected by the Board of Directors.

In accordance with the Bylaws:

•       the Board of Directors is composed of six (6) to nine (9) members elected by the General Meeting, provided that reelection is allowed;

•       the Company’s Board elected by the Board of Directors is composed of fifty-six (56) to one hundred and eight (108) members distributed over the following categories of positions: - Executive Directors: fifteen (15) to thirty-three (33) members, being one (1) Director-President; five (5) to ten (10) Vice Presidents; six (6) to fifteen (15) Managing Directors; and three (3) to seven (7) Deputy Directors; - Department Directors: twenty-seven (27) to forty-seven (47) members; - Directors: seven (7) to twelve (12) members; and Regional Directors: seven (7) to sixteen (16) members.

The term of the Board of Directors and Executive Board members shall be one (1) year and shall extend to the entrance into office of the new elected Management members.

The Bank administrative structure also includes five committees reporting to the Board of Directors (Committee for Audit, Remuneration Committee, Ethical Behavior Committee, Internal Control and Compliance Committee, and Integrated Risk and Capital Allocation Committee), in addition to other 28 executive committees.

a)      duties of each body or committee:

1)    Board of Directors:

a)      ensure that the Executive Board is at all times rigorously capable of carrying out its functions;

b)      ensure that company business is conducted with integrity in order to preserve the Company's good name;

c)      whenever possible, preserve management continuity, that is highly recommendable to ensure the Company's stability, prosperity and security;

d)      set general guidelines for the Company's business, including deciding on the composition and functioning of the trading portfolios;

e)      in the case of transactions with companies that are not part of the Bradesco Organization, authorize acquisition, disposal or encumbrance of Fixed-assets items and holdings of a non-permanent character of the Company and its directly and indirectly subsidiaries if their value is greater than one percent (1%) of their corresponding Shareholders’ Equity;

f)       decide on trading in shares issued by the Company itself, pursuant to paragraph 6 of Article 6;

g)      authorize any type of donation, contribution or assistance, regardless of the beneficiary;

h)      approve on the Executive Board's proposals for the payment of dividends and/or interest on own capital;

i)       submit proposals to the General Meeting to increase or decrease capital stock, bundle shares, conduct mergers, absorptions or splits, or amend Company bylaws;

j)       decide on associations involving the Company or its Subsidiaries, including on participation in shareholders' agreements;

k)      approve the use of funds derived from tax incentives;

l)       examine, discuss and decide budgets and financial statements submitted by the Executive Board;

m)     place specific matters of Company interest in its decision making powers and decide on cases omitted;

n)      within the overall annual amount approved by shareholders General Meeting, distribute compensation and pension allocations to Managers;

o)      when deemed necessary, authorize individual representation of the Company by an Executive Board member or an attorney, with authorization indicating the powers involved;

p)      determine remuneration of Committee for Audit members and the Ombudsman;

q)      approve the corporate report on compliance and internal controls and determine the adoption of strategies, policies and measures for spreading risk control and mitigation culture.

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12. General Meeting and Management

The Board of Directors may assign special duties to the Executive Board or any of its members, and may set up committees for the two bodies, in order to address specific issues.

Must be at all times ready to implement, when necessary, previously conceived plans for the succession of the chief executive and those holding key positions in the Organization.

The Board of Directors meets quarterly and may hold extraordinary meetings when necessary and called by the President or half of other members, and minutes are written for each meeting.

2)            Executive Board:

It is incumbent to the Directors to administer and represent the Company, with powers to bind it to any acts and agreements of its interest, agree to and waive rights and acquire, dispose of and charge assets, provided that when such assets shall exceed 1% of the shareholders’ equity of the Company, the authorization of the Board of Directors shall be required.

3) Board Committees

3.1) Statutory

- Committee for Audit:

It is incumbent to the Committee to assist the Board of Directors in the performance of its duties related to monitoring the accounting practices adopted for the preparation of the Company and its subsidiaries’ financial statements and the indication and evaluation of the independent audit effectiveness.

Committee’s duties include:

a)      make recommendations to the Board of Directors as to the entity to be engaged to provide independent auditors services and their compensation, and their replacement;

b)      review financial statements, including explanatory notes, management reports and independent auditor's opinion prior to disclosure to the Market;

c)      appraise the effectiveness of independent and internal audits, including for the verification of compliance with legal and regulatory provisions applicable to the Company, and internal regulations and codes;

d)      during ordinary quarterly meetings scheduled with the Company’s Executive Board and independent and internal auditors, verify compliance with its recommendations and/or explanations for their questions, including in relation to planning audits and drafting formal Minutes of the contents of these meetings;

e)      appraise compliance by the Company's Executive Board with recommendations made by independent or internal auditors and pose recommendations to the Board of Directors for settling any conflicts between outside auditors and the Executive Board;

f)       determine and disclose procedures for receiving and treating information relating to non-fulfillment of legal or regulatory provisions applicable to the Company and internal regulations and codes, including specific procedures for whistleblower protection and confidentiality;

g)      make recommendations to the Company's Executive Board for correcting or improving policies, practices and procedures identified within the ambit of their attributions;

h)      determine operational rules for its functioning;

i)       meet with the Fiscal Council and Board of Directors at their request to discuss policies, practices and procedures identified within the ambit of their respective attributions; and

j)       to previously analyze the engagement of an independent audit to provide other services other than the audit of accounting statements, thus ensuring the compliance with the laws in force and reporting to the Board of Directors at least on a half-yearly basis.

To fulfill its responsibilities, the Committee for Audit holds meetings with the Company's Executive Board and independent and internal auditors at least quarterly.

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12. General Meeting and Management

- Remuneration Committee

It is incumbent to the Committee to advise the Board of Directors with respect to the conduction of the Managers’ compensation policy, according to the laws in force, with the following duties:

a)    to prepare the “Policy for Compensation of Bradesco Organization Managers” (“Policy”), as the internal rules for its appropriate performance, and submit them to the approval of the Board of Directors;

b)    to review on a yearly basis the Policy and internal rules or, as necessary, to propose to the Board of Directors eventual adjustments or improvements, as applicable;

c)    to propose to the Board of Directors the total remuneration amount (comprising the monthly fees and eventual variable remuneration) to be distributed to Managers of each Bradesco Organization company according to the internal rules approves by the Board of Directors;

d)    to propose to the Board of Directors the payment of the variable compensation to Managers of each Bradesco Organization company, limited to the global amount approved according to the internal rules approved by the Board of Directors;

e)    to record the proposed amounts in the minutes of the Committee’s meetings; and

f)     to meet the other requirements provided in laws in force.

The Committee may also:

a)    at the request of the Board of Directors, whenever necessary, evaluate and propose compensation of members of other statutory bodies; and

b)    engaging the services of specialized professional whenever necessary.

To fulfill its responsibilities, the Remuneration Committee meets every six months and whenever necessary.

- Non-Statutory

- Committee for Internal Controls and Compliance:

The purpose of the Committee is to advise the Board of Directors on fulfillment of its duties related to adoption of strategies, policies and measures for the dissemination of its culture of internal controls, risk mitigation and compliance with the regulations applicable to the Bradesco Organization.

- Committee for Ethical Conduct:

The Committee aims to propose actions about the dissemination and performance of corporate and sector-related Bradesco Organization’s Ethical Behavior Codes to ensure their efficacy and effectiveness.

- Committee for Integrated Risk Management and Capital Allocation:

The Committee aims to advise the Board of Directors with respect to its duties related to risk and capital management and control, here understood as the consolidated economic and financial risks.

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12. General Meeting and Management

4) Executive Committees

Among the 28 Executive Committees of Bradesco we highlight:

- Executive Committee for Disclosure:

The committee's role is to ensure compliance with Bradesco's "Instrument of Disclosure of Policy Material Event or Fact and Securities Trading" in order to ensure control, consistency, quality and transparency for disclosure.

- Executive Committee for Credit Risk Management

This Committee has the objective of advising the Chief Executive Officer of Banco Bradesco S.A. to perform his/her duties related to credit management risk in Bradesco Organization, here understood as the consolidated economic and financial risk.

- Executive Committee for Operational Risk Management

This Committee has the objective of advising the Chief Executive Officer of Banco Bradesco S.A. to perform his/her duties related to operational and business continuity risk management in Bradesco Organization, here understood as the consolidated economic and financial risks.

- Executive Committee for Market and Liquidity Risk Management

This Committee has the objective of advising the Chief Executive Officer of Banco Bradesco S.A. to perform his/her duties related to Market and Liquidity Risks Management in Bradesco Organization, here understood as the consolidated economic and financial risks.

- Executive Committee for Credit

This Committee has the objective of making collegiate decisions on consultation of credit limits and operations.

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12. GeneralMeeting and Management

- Executive Committee for Capital Market

This Committee has the objective of analyzing and submitting to the deliberation of the Board of Executive Officers the operations proposed by the Capital Market Department.

- Executive Committee for Treasury

This Committee has the objective of validating the performance strategy of Bradesco Treasury.

- Executive Committee for Products and Services

The objective of this Committee  is to determine the opportunity and financial and operational feasibility of proposals for creation and a change of produts and services in Bradesco Organization, as well as to track the performance of their results.

- Executive Committee for Basel II Implementation

The objective of this Committee is to establish corporate standards to comply with the New Basel Capital Agreement to facilitate the demands necessary for adequacy of Bradesco Organization to new regulations and timely monitor its implementation.

b)    date of instating fiscal council (if is not permanent) and setting up committees:

Fiscal Council: 03.11.2013

Committee for Audit: 12.17.2003

Remuneration Committee: 12.17.2003

Committee for Internal Controls and Compliance: 12.17.2003

Committee for Ethical Conduct: 03.27.2006

Committee for Integrated Risk Management and Capital Allocation: 03.24.2008

Executive Committee for Disclosure: 06.30.2003

Executive Committee for Credit Risk Management: 12.21.2005

Executive Committee for Operational Risk Management: 12.27.2007

Executive Committee for Market and Liquidity Risk Management: 12.27.2007

Executive Committee for Credit: 12.21.2005

Executive Committee for Capital Market: 12.21.2005

Executive Committee for Treasury: 12.21.2005

Executive Committee of Products and Services: 7.7.2006

Executive Committee for Basel II Implementation: 12.21.2005

c)     procedures for evaluating performance of each body or committee:

Bradesco's Committees are evaluated in terms of fulfilling their tasks and duties determined in their respective Rules and regulations. Through periodic meetings, matters addressed and information received from the Executive Board and Committees, the Board of Directors evaluates the performance of such bodies and, provided that said performance is considered to be insufficient, the Board of Directors may propose the reformulation of its structure to achieve the desired performance.

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12. General Meeting and Management

d)    in relation to the members of the Executive Board, their individual powers and duties:

In addition to normal duties conferred on them by law and by these bylaws, each member of the Executive Board has the following specific duties:

a)     The Chief Executive Officer shall chair the Executive Board meetings, and supervise and coordinate the work of its members;

b)    Executive Vice-Presidents shall collaborate with the Chief Executive Officer in carrying out the latter's functions;

c)     Managing Directors shall carry out duties attributed to them;

d)    Adjunct Directors shall fulfill responsibilities attributed to them by Executive Vice-Presidents and Managing Directors;

e)     Departmental Directors shall conduct the business of the pertinent Departments and advise other members of the Executive Board;

f)     Directors shall carry out duties attributed to them and advise other members of the Executive Board;

g)    Regional Directors shall guide and supervise Points of Service under their jurisdiction and carry out duties attributed to them.

The Company may also be represented by any member of the Executive Board or by a representative with specific powers of attorney in the following cases:

a)     powers of attorney with "ad judicia" clauses, in which case the appointment may be indefinite and transferable;

b)    receiving judicial or extrajudicial summons or subpoenas;

c)     participating in bidding procedures;

d)    at Shareholder or Unit Holder General Meetings of companies or investment funds in which the Company participates, or entities of which it is part owner or affiliate;

e)     in relations with government departments or their offices when not involving taking on responsibilities and/or obligations on behalf of the Company;

f)     making legal depositions.

e)     procedures for evaluating the performance of members of the board of directors, the committees and Executive Board:

Procedures for Evaluating Members of the Board of Directors:

The following are the chief attributes among those considered when evaluating the performance of Members of the Board determining corporate strategies, reviewing plans and business policies and supervising Executive Board activities carried out by the President:

a)    fully comply with Company’s bylaws and the Board of Directors' Internal Rules;

b)    loyally serve the Company and other Bradesco Companies and keep their business confidential;

c)    maintain the confidentiality of insider information obtained through their position that has not yet been disclosed to the market;

d)    ensure that company business is conducted with integrity in order to preserve the Company's good name;

e)    be aligned with the Company's values and objectives, taking into account the interests of customers, community, employees, shareholders and all other stakeholders involved directly or indirectly with the Organization;

f)      actively take part in the formulation and conduct of their attributions;

g)    take part in educational or technical programs, or refresher courses whenever necessary, in order to develop their competence in the professional exercise of their duties and evaluate the functionality of the Board of Directors as a whole;

h)    be able to read and understand financial and management reports and be informed of local and international markets;

i)      devote considerable time to the Board's activities assuming commitments that lead to significant absorption of its functions, using every means in their power to provide good grounds for their contributions to Board meetings;

j)      if unable to attend meetings, be informed of all subjects raised and decisions taken;

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12. GeneralMeeting and Management

k)      remain constantly motivated, questioning and seeking innovations that contribute to the growth of the Company's business;

l)        be aware of the responsibility and challenges of the company, be familiar with its principal aspects and risks involved;

m)    be capable of teamwork, instilling in other members a philosophy of long-term vision and at the same time work for the preservation of the management continuity that is highly recommendable for the Company's stability, prosperity and security;

n)      constantly pursue best practices for corporate governance;

o)      have experience of managing crises and identifying and managing risks;

p)      avoid conflicts of interest with the Company; and

q)      maintain a relationship of total transparency and professionalism with the Executive Board and the Board of Director's advisory and supervisory bodies, with mutual explanations and information always available, to act independently and impartially, in all cases striving for the management and development of work to be focused on compliance with legislation and respect for ethical principles.

Procedures for Evaluating the Members of Executive Board:

Procedures for evaluating the performance of the CEO, conducted by the Board of Directors, in consonance with the Company's constant concern for proper conduct of corporate strategies, in particular:

1.     Performance / Results – the Chief Executive Officer must:

a)     make every effort to leverage growth of the Company's profits;

b)    be aware of its responsibility and the challenges facing the Company, with in depth knowledge of its business;

c)     maintain unity and harmony in conducting business;

d)    have experience of managing crises and identifying and managing risks;

e)     avoid conflicts of interest with the Company since targets set must be aligned with the strategic parameters set forth by the Board of Directors and comply with the Organization's corporate policy and culture, showing firm commitment to creating value for shareholders and advocating their interests; and

f)     maintain constant concern for transparency in order to allow the use of more secure and efficient means for access to Company records easily, quickly and effectively for customers, shareholders, the market, and staff;

2.     Performance of Shares / ADRs on Stock Exchanges in Brazil and Abroad – the CEO must make every effort to pursue the best results for shareholders, which essentially translates to higher prices for its Stock, payment of interest on its own capital and dividends, and equitable treatment for all. The relationship must be based on the Organization's ethical principles following applicable rules and legislation, ensuring protection of market information and absolute confidentiality of information that is not yet public knowledge, obtained through the position, that may interfere with share prices and influence market movement and/or investment decisions;

3.     Market Penetration – the CEO must act actively formulating and implementing plans in relation to:

a)     ways of growing the customer base and volume of transactions; and

b)    market opportunities that may add value to the Company, including possible acquisitions, partnerships and operational agreements;

4.     Policies Adopted:  Corporate Governance, Sustainability and Human Resources – the CEO is committed to:

a)     ensuring the Organization's perpetuity, incorporating social and environmental factors when defining its business and operations, creating products for the ambit of corporate sustainability;

b)    keeping abreast of the main socio-environmental related demands in the market;

c)     constantly enhancing Corporate Governance practices;

d)    monitoring any issues that may have a significant impact on the Organization's image;

e)     taking an ethical approach in all relationships, such as those with shareholders, customers, investors, the Central Bank of Brazil and other Government Agencies; and

f)     acting fairly, in accordance with good principles in relation to employment, ensuring equal opportunities for hiring, professional development, evaluation, compensation and discipline of Directors and other members of staff.

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12. General Meeting and Management

Other Directors:

The evaluation of other members of the Executive Board is conducted by the CEO and, as far as possible, should be based on the guidelines herein set forth and our organizational culture, in which the process of designating staff for other levels in the hierarchy depends on their showing outstanding merit in their field of work, considering factors such as competence, technical quality, interest and performance, and no event may be automatic or compulsory.

Procedures for Evaluating Committee Members:

The members of the Board of Directors are periodically evaluated by themselves, which consider the following aspects:

a)      fulfilling the attributions stated in the rules of the committee to which the member belongs;

b)      availability in terms of the time a committee member spends on the committee's work;

c)      commitment to developing reports;

d)      frequency of attending meetings and effectively taking part in them.

There is strong interaction between Committees and the Board of Directors at Bradesco. The number of committee sessions, as well as of their meetings with the Board of Directors and the different Departments, shows good relations between these bodies and the Board of Directors, as well as Senior Management's support for development activities. In addition, the presence of the members of the Board of Directors and the members of the Executive Board on Committees further facilitates relations between the bodies and their functioning, also facilitating the process of the Board of Directors' evaluation of committee members by observing the development of their activities and other aspects mentioned above.

The Committee for Audit's self-assessment is conducted by its own members, and considers subjects related to the involvement of committee members and different subjects and areas of the Bank, namely:

a)     financial statements;

b)    Internal Controls and Risk management;

c)     compliance and ethics;

d)    supervision of senior management and internal controls;

e)     relations with external auditors.

12.2 - Rules, policies and practices relating to general meetings

a)     notification in good time

Bradesco provides all documentation related to General Meetings preferably 30 days in advance. In 2013, documents relating to the ordinary and extraordinary shareholders meeting held on 03.11.2013 were made available to the market on 02.06.2013.

b)    competences

General Meetings called and officially started in accordance with legislation and bylaws have powers to decide on all business related to the Company's purpose and take decisions they deem appropriate for its defence and development. This subject is addressed in Chapter XI (Articles 121-137) of Law No. 6,404 of December 15, 1976.

Article 132 of Law No. 6,404/76 states that Business Corporations of the Joint Stock Companies format shall hold annual General Meetings within the first four (4) months following the end of the fiscal year, to address the following issues:

      i.        take management accounts, examine, discuss, and vote on the financial statements;

     ii.        decide on the use of net income for the year and distribution dividends; and

    iii.        elect managers and members of the Fiscal Council.

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Extraordinary General Meetings must be called for other cases, such as amending bylaws, decisions involving transformation, consolidation, merger or split of the company, or its winding up and liquidation, appoint or dismiss liquidators, to examine their accounts, bundle or unbundle shares.

c)     addresses (street or electronic) where the documents related to the general shareholders’ meeting will be available to shareholders for analysis

Documents relating to General Meetings, such as Call Notices and Proposals of the Board of Directors, are available to shareholders at Bradesco's Shares and Custody Department, the Depository Financial Institution for the company's shares, in Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, state of São Paulo, and may also be seen at www.bradesco.com.br/ri – Corporate Governance/ Shareholders, or the BM&FBovespa and CVM websites.

d)    identifying and managing conflicts of interest

As Law No. 6,404/76 states, shareholders should exercise voting rights in the interests of the company. Abusive voting refers to voting for the purpose of causing damage to the company or other shareholders, or to obtain undue advantage for voters themselves or for others, and which may lead to losses for the company or other shareholders.

During the meeting, shareholders whose interests are in conflict with the company's on specific points must report this immediately and refrain from taking part in discussion and voting on this item.

e)     management's request for proxies to exercise voting rights

Bradesco's Management does not request voting proxies and shareholders may decide on their representation at General Meetings at their own discretion.

f)      formalities necessary for the acceptance of shareholders' proxy documents, indicating whether the issuer accepts electronically authorized proxies

If shareholders are represented by proxies, the validity of powers of attorney must be examined before General Meetings begin. In order to hasten the process and facilitate the work of Meetings, at the shareholder's discretion, proof of ownership of shares with preferably up to two (2) business days before the date set for the General Meeting, the proxy must be deposited at the Company's principal offices at Banco Bradesco S.A. – General Secretariat – Corporate – Cidade de Deus – 4o andar do Prédio Vermelho – Vila Yara – Osasco, state of São Paulo – CEP 06029-900. Copies of documentation may also be e-mailed to governancacorp@bradesco.com.br or faxed to 55 11 3684-4630 or 55 11 3683-2564.

Any proxies drafted in a foreign language must be translated into Portuguese and filed with the Registry of Deeds and Documents before forwarding to the Company.

g)    maintaining Internet forums and pages to receive and share investors' comments on agendas for meetings

The following electronic channels are available for shareholders to send comments:

- governancacorp@bradesco.com.br

- investidores@bradesco.com.br

h)    live video and/or audio broadcasts of meetings

Live video and/or audio broadcasts of Meetings are not available.

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i)      procedures for allowing shareholders to formulate proposals for inclusion on the agenda

Notices calling the Company's General Meetings explicitly include numbered lists of all the matters to be discussed on the agenda, but other subjects that depend on a decision by the meeting may not be included.

If the Company receives proposals from formulated shareholders, they are evaluated by Management.

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12.3 - Dates and newspapers publishing information required under Law No. 6,404/76

Fiscal year	Publication	Gazette/Newspaper - State	Date
12/31/2012	Financial Statements	Diário do Comércio (São Paulo) - SP	2/6/2013
		Diário Oficial do Estado - SP	2/6/2013
Calling OGM that Reviewed Financial Statements

None, given to the fact that the Financial Statements, the Management Report, the Opinion of the Supervisory BoardFiscal Council, the Report of Independent Auditors, and the Summary Report of the Audit Committee for the corporate year ended on 12.31.2012 were published on 2.6.2013.

	Calling OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) - SP	2/7/2013
2/8/2013
2/9/2013
2/14/2013
		Diário Oficial do Estado - SP	2/7/2013
2/8/2013
2/9/2013
2/14/2013
	Minutes of OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) - SP	Minutes not yet published. They are pending filing with JUCESP.
Diário Oficial do Estado - SP

Fiscal year	Publication	Gazette/Newspaper - State	Date
12/31/2011	Financial Statements	Diário do Comércio (São Paulo) - SP	2/8/2012
		Diário Oficial do Estado - SP	2/8/2012
	Calling OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) - SP	2/1/2012
2/2/2012
2/3/2012
		Diário Oficial do Estado - SP	2/1/2012
2/2/2012
2/3/2012
	Calling OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) - SP	2/8/2012
2/9/2012
2/10/2012
		Diário Oficial do Estado - SP	2/8/2012
2/9/2012
2/10/2012
	Minutes of OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) - SP	6/19/2012
		Diário Oficial do Estado - SP	6/19/2012

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Fiscal year	Publication	Gazette/Newspaper - State	Date
12/31/2010	Financial Statements	Diário do Comércio (São Paulo) - SP	2/16/2011
		Diário Oficial do Estado - SP	2/16/2011
	Calling OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) - SP	2/1/2011
2/2/2011
2/3/2011
		Diário Oficial do Estado - SP	2/1/2011
2/2/2011
2/3/2011
	Calling OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) - SP	2/9/2011
2/10/2011
2/11/2011
		Diário Oficial do Estado - SP	2/9/2011
2/10/2011
2/11/2011
	Minutes of OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) - SP	6/7/2011
		Diário Oficial do Estado - SP	6/7/2011

12.4 - Rules, policies and practices relating to the Board of Directors

a)     frequency of meetings

The Board meets quarterly and may hold extraordinary meetings when necessary and called by the President or half of its current members, and minutes are written for each meeting.

b)    if there are any provisions of the shareholders agreement that pose restrictions or conditions on the exercise of voting rights by members of the board of directors

There are no shareholder agreements.

c)     rules for identifying and managing conflicts of interest

Law No. 6,404/76 bars managers from intervening in any corporate transaction in which they have conflicting interests with the company, or in related decisions taken by the other managers, and they must notify their impediment and have the nature and extent of their interest recorded in the minutes of the meeting of the Board of Directors or Executive Board.

Article 8 of the Internal Rules of Bradesco's Board of Directors identifies officer impediments that are characterized as conflicts of interest, namely:

a)    performing acts of liberality at the expense of the Company or other Bradesco companies;

b)    borrowing funds from the Company or its subsidiaries, or using the latter's assets for their own benefit;

c)    enjoying any type of advantage due to the position held;

d)    using business opportunities that they may learn of due to their position, for their own benefit or that of others, with or without prejudice to the Company;

e)    omission in the exercise or protection of the Company's rights;

f)      acquiring assets or rights known to be necessary to the Company, or that it intends to acquire, to be resold at a profit;

g)    making use of insider information to gain advantage for themselves or others by buying or selling securities;

h)    intervening in transactions that involve interests conflicting with the Company or any Bradesco company; should this occur, the reasons for impediment must be recorded in the minutes;

i)     be directly or indirectly involved in trading Securities issued by the Company or referenced to them:

                      i.        prior to disclosure to the market of a material event or fact in the business of Banco Bradesco S.A.;

                     ii.        within fifteen (15) days of Banco Bradesco S.A.'s quarterly or annual reports being disclosed;

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12. General Meeting and Management

                    iii.        if there is the intention of promoting a corporate merger, total or partial split, conversion, or reorganization;

                    iv.        during the process of acquisition or disposal of shares issued by Banco Bradesco S.A, exclusively on dates on which the Bank is trading.

j)      decide on purchase or sale by the Company or by other Bradesco publicly held companies, of their own stock, if there are any:

                      i.        any agreement or contract seeking to transfer shareholder control;

                     ii.        intention of promoting corporate absorption, total or partial split, merger, conversion or reorganization involving significant investment in affiliates.

Bradesco's Ethical Conduct Code item 2.2. Principles, defines that a conflict of interest occurs when there is a possibility of a direct or indirect clash between the personal interests of employees and those of the organization that may undermine or improperly influence its fulfillment of its attributions and responsibilities. Interest is characterized by all and any material advantages in favour of the person themselves or others (relatives, friends, etc.) with whom they have or had personal, business or political relations. In the event of such conflicts, staff must report to their immediate superior for the latter to take a decision accordingly, in all cases safeguarding the assets of the Organization, its customers, shareholders, investors and other related parties.

In order to prevent conflicts of interest, Bradesco's Policy on Related Party Transactions consolidates the Company's procedures for the above mentioned transactions pursuant the rules issued by Regulatory Organizations, thus lending transparency to the process for our shareholders, investors and the market in general, and ensuring strict alignment with the Organization's interests in line with best practices for Corporate Governance. This Policy bars loans or advances to Directors and members of Advisory Councils or the Board, or Tax committees or similar bodies, or to their spouses;  relatives to the second degree of kinship, for persons mentioned above;  persons or entities holding more than ten percent (10%) of Bradesco capital unless specifically authorized by the Central Bank of Brazil, in each case, for transactions collateralized by effects resulting from the purchase and sale or attachment of goods within general limits set by the National Monetary Council;  legal entities of which Bradesco holds more than ten percent (10%) of capital; and legal entities in whose capital more than ten percent (10%) is held by any Bradesco director or officer, or their spouses and relatives to the second degree.

Once identified, any person involved in a conflict of interest must be removed from the arrangements made to solve the issue, which is the responsibility of the Committee for Ethical Conduct, which shall:

a)     review any infractions and violations of corporate or industry Codes of Ethical Conduct, and/or Bradesco's Policies and Procedures, whether reported directly by the complainant or through the Organization's Dependencies;

b)    determine the measures necessary by issuing a report or opinion addressed to the competent Dependencies;

c)     ensuring that infractions and violations are followed by applicable disciplinary actions, regardless of the level of hierarchy concerned, without prejudice of applicable legal penalties;

d)    ensure that the Board of Directors is informed of issues that may significantly impact the Organization's image; and

e)     submit issues relating to Bradesco's Directors to the Board for appreciation.

12.5 - Description of section committing to settle disputes through arbitration

The bylaws do not contain a commitment to arbitration for settling conflicts among shareholders or between the latter and the issuer.

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12.6 / 8 - Composition and professional experience of management and fiscal council

12.7 - Membership of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

12.9 - Existence of marital or stable relationships, or kinship to the second degree between management of the issuer, subsidiaries and controlling shareholders

12.10 - Subordination, service or control relationship maintained over the last 3 corporate years between managers and subsidiaries, controllers and others

12.12 - Other material information

Board of Directors

Lázaro de Mello Brandão

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.      name: Lázaro de Mello Brandão

b.      age: 86 years old

c.      profession:  Banking

d.      CPF or passport number: CPF 004.637.528/72

e.      elected position held: President of the Board of Directors

f.        date of election: 03.11.2013

g.      date took office: 04.17.2013

h.      mandate: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2014.

i.        other positions and duties with Bradesco: Participates in Committee, as mentioned in item 12.7.

j.        indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i.   principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: President of the Board of Directors (Non-Executive Director). In addition to legally determined attributions of the Board of Directors and attributions under Company bylaws, the President is responsible for chairing board meetings and general meetings.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

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Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Bradesco Leasing  S.A. - Arrendamento Mercantil

position and duties: President of the Board of Directors (Non-Executive Director). In addition to legally determined attributions of the Board of Directors and attributions under Company bylaws, the President is responsible for chairing its meetings.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Leasing securities:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Bradespar S.A.

position and duties: President of the Board of Directors (Non-Executive Director). In addition to legally determined attributions of the Board of Directors and attributions under Company bylaws, the President is responsible for chairing board meetings and general meetings.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradespar securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Other:

Aguiar Family.

company: Banco Espírito Santo, S.A.

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12. General Meeting and Management

position and duties: Non-Executive Member of the Board of Directors from 03.27.2002 to 03.31.2008, whose attributions were the same as those of the Board of Directors stated in the Company's Bylaws: exercise the most extensive powers of management and representation of the Company and take all measures necessary or convenient for the activities stated in its business purpose.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Conducting banking business.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of BES securities:

- Controlling group:

Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

- Other:

Silchester International Investors Limited

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

01.15.1971 – Executive Director

09.12.1977 – Executive Vice-President

01.08.1981 – CEO

03.10.1982 – CEO and Vice-President of the Board of Directors

02.12.1990 to 03.10.1999 – CEO

from 02.12.1990 – President of the Board of Directors

Bradesco Leasing  S.A. - Arrendamento Mercantil

02.14.1978 – Director

03.30.1981 –  Executive Vice-President

04.23.1981 – CEO

03.23.1982 to 10.27.1989 – Vice-President of the Board of Directors

09.28.1990 to 04.14.1999 – CEO

from 09.28.1990 – President of the Board of Directors

Bradespar S.A.

from 03.30.2000 – President of the Board of Directors

Banco Baneb S.A. (extinguished 12.30.2004)

07.01.1999 to 04.25.2003 – President of the Board of Directors (CVM registration canceled 12.01.2000)

Banco BCN S.A. (extinguished 03.12.2004)

12.15.1997 to 04.07.1998 – CEO

12.16.1997 to 06.29.1998 – President of the Board of Directors

Banco BEA S.A. (extinguished 04.24.2003)

01.29.2002 to 04.24.2003 – President of the Board of Directors (CVM registration canceled 01.30.2003)

Banco BEC S.A. (extinguished 11.30.2006)

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12. General Meeting and Management

01.03.2006 to 06.30.2006 – President of the Board of Directors (CVM registration canceled 05.31.2006)

Banco BERJ S.A.

(former Banco do Estado do Rio de Janeiro S.A. - BERJ)

11.03.2011 to 10.08.2012 – President of the Board of Directors (CVM registration canceled 06.11.2012)

Banco Bradesco BBI S.A.

02.13.2004 to 08.30.2004 – President of the Board of Directors (CVM registration canceled 08.06.2004)

Banco Bradesco de Investimento S.A. (extinguished 11.04.1992)

08.26.1964 –  Director

02.09.1978 – Executive Vice-President

04.15.1981 – CEO

03.23.1982 – CEO and Vice-President of the Board of Directors and Control

03.29.1990 to 11.04.1992 – CEO and President of the Board of Directors and Control

Bancocidade - Leasing Arrendamento Mercantil S.A. (extinguished 07.30.2004)

06.10.2002 to 04.30.2003 – President of the Board of Directors

Banco de Crédito Real de Minas Gerais S.A. (extinguished 09.01.2004)

12.26.1997 to 04.30.1998 – CEO

12.29.1997 to 04.29.2003 – President of the Board of Directors (CVM registration canceled 06.30.1998)

Banco Mercantil de São Paulo S.A. (extinguished 11.30.2006)

04.15.2002 to 03.31.2003 – President of the Board of Directors

Baneb Leasing S.A. – Arrendamento Mercantil (extinguished 07.28.2000)

08.31.1999 to 07.28.2000 – President of the Board of Directors (CVM registration canceled 06.20.2000)

Boavista S.A. Arrendamento Mercantil (extinguished 12.31.2003)

11.17.2000 to 04.30.2003 – President of the Board of Directors

Bradesplan Participações S.A.

03.08.1984 to 04.30.1999 – CEO

12.28.1998 to 04.26.2006 – President of the Board of Directors (CVM registration canceled 02.07.2006)

Everest Leasing S.A. Arrendamento Mercantil

(former Zogbi Leasing S.A. Arrendamento Mercantil)

02.16.2004 to 07.05.2004 – President of the Board of Directors

Financiadora BCN S.A. - Crédito, Financiamento e Investimentos (extinguished 04.30.1998)

01.23.1998 to 04.30.1998 – President of the Board of Directors and CEO

Finasa Leasing Arrendamento Mercantil S.A. (extinguished 04.30.2003)

04.30.2002 to 04.30.2003 – President of the Board of Directors

Pevê-Finasa Participações e Prédios S.A. (extinguished 01.30.2003)

04.29.2002 to 01.30.2003 – President of the Board of Directors

Pevê Prédios S.A. (extinguished 01.30.2003)

04.29.2002 to 01.30.2003 – President of the Board of Directors

Scopus Tecnologia S.A.

07.28.1989 to 04.28.2004 – President of the Board of Directors (CVM registration canceled 08.12.1992)

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SID Informática S.A.

12.11.1984 to 09.13.1985 –  Member of the Board of Directors

04.30.1987 to 06.26.1987 –  Member of the Board of Directors

SID-Microeletrônica S.A.

06.27.1986 to 06.26.1987 – Member of the Board of Directors

b.     description of any of the following events occurring during the last 5 years:

i. any criminal conviction:

None.

ii.   any conviction in CVM administrative proceedings and penalties applied:

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind:

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.(i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.    a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b.   Bradesco’s direct or indirect controllers:

SEE ANNEX.

c.   if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

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12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Lázaro de Mello Brandão and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name: Lázaro de Mello Brandão

b.    position held with Bradesco: President of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Note		Position	Note		Position	Note
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	President of the Board of Directors	-	Direct	President of the Board of Directors	Mandate ended October	Direct
Banco Bradesco Europa S.A.	05.720.915/0001-95	President of the Board of Directors	-	Direct	President of the Board of Directors	Mandate ended September	Direct	-	-	-
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	President of the Board of Directors	-	Direct	President of the Board of Directors	-	Direct	President of the Board of Directors	-	Direct
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	Manager	-	Direct	Manager	-	Direct	Manager	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	-	-	-	President of the Board of Directors	-	Indirect	President of the Board of Directors	-	Indirect

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ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Lázaro de Mello Brandão and the direct or indirect controllers of Bradesco (sheet 1/1):

a.      name: Lázaro de Mello Brandão

b.      position held with Bradesco: President of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	President of the Board of Directors and CEO	-	Indirect	President of the Board of Directors and CEO	-	Indirect	President of the Board of Directors and CEO	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	President of the Board of Directors and CEO	-	Direct	President of the Board of Directors and CEO	-	Direct	President of the Board of Directors and CEO	-	Direct
Fundação Bradesco	60.701.521/0001-06	President of the Board of Governors and Executive Board	-	Direct	President of the Board of Governors and Executive Board	-	Direct	President of the Board of Governors and Executive Board	-	Direct
NCF Participações S.A.	04.233.319/0001-18	-	-	-	CEO	-	Direct	CEO	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	CEO	-	Indirect	CEO	-	Indirect	CEO	-	Indirect

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Antônio Bornia

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Antônio Bornia

b.   age: 77 years old

c.   profession: Banking

d.   CPF or passport number: CPF 003.052.609/44

e.   elected position held: Vice-President of the Board of Directors

f.    date of election: 03.11.2013

g.   date took office: 04.17.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committee, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Vice-President of the Board of Directors (Non-Executive Director), whose attributions are those set forth in law and in the Company's Bylaws. The Vice-President of the Board of Directors will also substitute the President if the position becomes vacant and in his/her absence or during temporary impediments.

Principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Bradesco Leasing  S.A. - Arrendamento Mercantil

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position and duties: Vice-President of the Board of Directors (Non-Executive Director), whose attributions are those set forth in law and in the Company's Bylaws. The Vice-President of the Board of Directors will also substitute the President if the position becomes vacant and in his/her absence or during temporary impediments.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Leasing securities:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Bradespar S.A.

position and duties: Vice-President of the Board of Directors (Non-Executive Director), whose attributions are those set forth in law and in the Company's Bylaws. The Vice-President of the Board of Directors will also substitute the President if the position becomes vacant and in his/her absence or during temporary impediments.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradespar securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Other:

Aguiar Family.

company: Banco Espírito Santo, S.A.

position and duties: Non-Executive Member of the Board of Directors from 04.23.2010 to 03.26.2012, whose attributions were the same as those of the Board of Directors stated in the Company's Bylaws: exercise the most extensive powers of management and representation of the company and take all measures necessary or convenient for the activities stated in its business purpose.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Conducting banking business.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of BES securities:

- Controlling group:

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Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

- Other:

Silchester International Investors Limited

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

09.29.1975 – Adjunct Director

04.26.1979 – Director

06.08.1981 –  Executive Vice-President

from 03.10.1999 – Vice-President of the Board of Directors

Bradesco Leasing  S.A. - Arrendamento Mercantil

03.23.1982 – Director

from 03.27.1996 – Vice-President of the Board of Directors

Bradespar S.A.

from 03.30.2000 – Vice-President of the Board of Directors

Banco Baneb S.A. (extinguished 12.30.2004)

07.01.1999 to 04.25.2003 – Vice-President of the Board of Directors (CVM registration canceled 12.01.2000)

Banco BCN S.A. (extinguished 03.12.2004)

12.16.1997 to 06.29.1998 – Member of the Board of Directors

Banco BEA S.A. (extinguished 04.24.2003)

01.29.2002 to 04.24.2003 –  Member of the Board of Directors (CVM registration canceled 01.30.2003)

Banco BEC S.A. (extinguished 11.30.2006)

01.03.2006 to 06.30.2006 – Vice-President of the Board of Directors (CVM registration canceled 05.31.2006)

Banco BERJ S.A.

(former Banco do Estado do Rio de Janeiro S.A. - BERJ)

11.03.2011 to 10.08.2012 – Vice-President of the Board of Directors (CVM registration canceled 06.11.2012)

Banco Bradesco BBI S.A.

02.13.2004 – Member of the Board of Directors

07.01.2004 to 08.30.2004 – Vice-President of the Board of Directors (CVM registration canceled 08.06.2004)

Banco Bradesco de Investimento S.A. (extinguished 11.04.1992)

11.24.1981 to 11.04.1992 – Director

Bancocidade - Leasing Arrendamento Mercantil S.A. (extinguished 07.30.2004)

06.10.2002 to 04.30.2003 – Vice-President of the Board of Directors

Banco de Crédito Real de Minas Gerais S.A. (extinguished 09.01.2004)

12.29.1997 to 04.28.1999 –  Member of the Board of Directors (CVM registration canceled 06.30.1998)

Banco Mercantil de São Paulo S.A. (extinguished 11.30.2006)

04.15.2002 to 03.31.2003 – Vice-President of the Board of Directors

Baneb Leasing S.A. – Arrendamento Mercantil (extinguished 07.28.2000)

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08.31.1999 to 07.28.2000 – Vice-President of the Board of Directors (CVM registration canceled 06.20.2000)

Boavista S.A. Arrendamento Mercantil (extinguished 12.31.2003)

11.17.2000 to 04.30.2003 – Vice-President of the Board of Directors

Bradesplan Participações S.A.

03.10.1982 –  Director

04.30.1999 to 04.26.2006 – Vice-President of the Board of Directors (CVM registration canceled 02.07.2006)

Brasmotor S.A.

04.25.1996 to 04.07.1998 – Member of the Board of Directors

Everest Leasing S.A. Arrendamento Mercantil

(former Zogbi Leasing S.A. Arrendamento Mercantil)

02.16.2004 to 07.05.2004 – Vice-President of the Board of Directors

Financiadora BCN S.A. – Crédito, Financiamento e Investimentos (extinguished 04.30.1998)

01.23.1998 to 04.30.1998 – Member of the Board of Directors

Finasa Leasing Arrendamento Mercantil S.A. (extinguished 04.30.2003)

04.30.2002 to 04.30.2003 – Vice-President of the Board of Directors

Pevê-Finasa Participações e Prédios S.A. (extinguished 01.30.2003)

04.29.2002 to 01.30.2003 – Vice-President of the Board of Directors

Pevê Prédios S.A. (extinguished 01.30.2003)

04.29.2002 to 01.30.2003 – Vice-President of the Board of Directors

Scopus Tecnologia S.A.

07.28.1989 to 04.29.1999 – Member of the Board of Directors (CVM registration canceled 08.12.1992)

b. description of any of the following events occurring during the last 5 years:

 i.         any criminal conviction

None.

ii.         any conviction in CVM administrative proceedings and penalties applied

None.

iii.         any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

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12. General Meeting and Management

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.    a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b.   Bradesco’s direct or indirect controllers:

SEE ANNEX.

c.   if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

166 – Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Antônio Bornia and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.     Name:  Antônio Bornia

b.    Position held with Bradesco: Vice-President of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Note		Position	Note		Position	Note
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	Vice-President of the Board of Directors	-	Direct	Vice-President of the Board of Directors	Mandate ended October	Direct
Banco Bradesco Europa S.A.	05.720.915/0001/95	Vice-President of the Board of Directors	-	Direct	President of the Board of Directors	-	Direct	President of the Board of Directors	-	Direct
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Vice-President of the Board of Directors	-	Direct	Vice-President of the Board of Directors	-	Direct	Vice-President of the Board of Directors	-	Direct
Bradesco Securities Hong Kong Limited	-	-	-	-	President of the Board of Directors	-	Direct	President of the Board of Directors	-	Direct
Bradesco Securities, Inc.	-	President of the Board of Directors	-	Direct	President of the Board of Directors	-	Direct	President of the Board of Directors	-	Direct
Bradesco Securities Uk Limited	-	President of the Board of Directors	-	Direct	President of the Board of Directors	-	Direct	President of the Board of Directors	-	Direct
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	Manager	-	Direct	Manager	-	Direct	Manager	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	-	-	-	Vice-President of the Board of Directors	-	Indirect	Vice-President of the Board of Directors	-	Indirect

167– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Antônio Bornia and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.      name: Antônio Bornia

b.      position held with Bradesco: Vice-President of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Vice-President of the Board of Directors and Executive Vice-President	-	Indirect	Vice-President of the Board of Directors and Executive Vice-President	-	Indirect	Vice-President of the Board of Directors and Executive Vice-President	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Vice-President of the Board of Directors and Executive Vice-President	-	Direct	Vice-President of the Board of Directors and Executive Vice-President	-	Direct	Vice-President of the Board of Directors and Executive Vice-President	-	Direct
Fundação Bradesco	60.701.521/0001-06	Vice-President of the Board of Governors and Executive Vice-President	-	Direct	Vice-President of the Board of Governors and Executive Vice-President	-	Direct	Vice-President of the Board of Governors and Executive Vice-President	-	Direct
NCF Participações S.A.	04.233.319/0001-18	-	-	-	Executive Vice-President	-	Direct	Executive Vice-President	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Executive Vice-President	-	Indirect	Executive Vice-President	-	Indirect	Executive Vice-President	-	Indirect

168– Reference Form – 2013

12. General Meeting and Management

Mário da Silveira Teixeira Júnior

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.      name: Mário da Silveira Teixeira Júnior

b.      age: 67 years old

c.      profession: Banking

d.      CPF or passport number: CPF 113.119.598/15

e.      elected position held: Member of the Board of Directors

f.       date of election: 03.11.2013

g.      date took office: 04.17.2013

h.      mandate: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2014.

i.       other positions and duties with Bradesco: Participates in Committee, as mentioned in item 12.7.

j.       indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Member of the Board of Directors (Non-Executive Director), whose attributions are those set forth in law and in the Company's Bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

169– Reference Form – 2013

12. General Meeting and Management

company: Bradesco Leasing  S.A. - Arrendamento Mercantil

position and duties: Member of the Board of Directors (Non-Executive Director), whose attributions are those set forth in law and in the Company's Bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Leasing securities:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Bradespar S.A.

position and duties: Member of the Board of Directors (Non-Executive Director), whose attributions are those set forth in law and in the Company's Bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradespar securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Other:

Aguiar Family.

company: Vale S.A. (former Companhia Vale do Rio Doce)

position and duties: Vice President of the Board of Directors and Member of Strategic Committee, whose duties are the same as those of the Board of Directors established in the law and in the Company By-laws; and Strategic Committee Members, to give opinion on: strategic guidelines and strategic plan of Vale annually proposed by the Board of Executive Officers; annual and pluri-annual investment budget of Vale proposed to the Board of Directors by the  Board of Executive Officers; investments and/or disinvestment opportunities proposed to the Board of Directors by the Board of Executive Officers; merger, split and incorporation operations of which Vale and its subsidiaries are a party, as well as acquisitions of equity interests proposed to the Board of Directors by the  Board of Executive Officers.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Iron ore extraction.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Vale securities:

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12. General Meeting and Management

- Controlling group:

Direct: Valepar S.A.

Indirect: Litel Participações S.A.; Bradespar S.A.; Mitsui & Co., Ltd; BNDES Participações S.A.; Eletron S.A.

company: Banco Espírito Santo de Investimento, S.A.

position and duties: Voting Member of the Board of Directors from 03.26.2002 to 03.16.2009, whose attributions were the same as those of the Board of Directors stated in the Company's Bylaws: manage the Company's activities and represent it in full in and out of court.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: The company's objective is to conduct banking business and all operations banks are legally allowed to undertake.

Companies comprising the group of shareholders directly or indirectly holding 5% or more of the same class or type of securities of Banco Espírito Santo de Investimento, S.A.: wholly owned subsidiary of Banco Espírito Santo, S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

01.30.1984 –  Departmental Director

03.12.1992 –  Executive Managing Director

03.10.1998 –  Executive Vice-President

03.10.1999 to 07.16.2001 – Member of the Board of Directors

from 03.14.2002 – Member of the Board of Directors

Bradesco Leasing  S.A. - Arrendamento Mercantil

03.27.1992 to 03.26.1997 – Director

03.26.1998 –  Director

from 03.30.1998 – Member of the Board of Directors

Bradespar S.A.

03.30.2000 – Member of the Board of Directors

07.16.2001 to 03.14.2002 – CEO

from 04.30.2002 – Member of the Board of Directors

Vale S.A.

(former Companhia Vale do Rio Doce)

04.16.2003 – Full Member of the Board of Directors

from 05.21.2003 – Vice-President of the Board of Directors

Banco Baneb S.A. (extinguished 12.30.2004)

07.01.1999 to 07.16.2001 –  Member of the Board of Directors (CVM registration canceled 12.01.2000)

Banco BCN S.A. (extinguished 03.12.2004)

04.07.1998 to 06.29.1998 – Member of the Board of Directors

Banco BEA S.A. (extinguished 04.24.2003)

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04.22.2002 to 04.24.2003 –  Member of the Board of Directors (CVM registration canceled 01.30.2003)

Banco BEC S.A. (extinguished 11.30.2006)

01.03.2006 to 06.30.2006 –  Member of the Board of Directors (CVM registration canceled 05.31.2006)

Banco BERJ S.A.

(former Banco do Estado do Rio de Janeiro S.A. - BERJ)

11.03.2011 to 10.08.2012 –  Member of the Board of Directors (CVM registration canceled 06.11.2012)

Banco Bradesco BBI S.A.

02.13.2004 to 08.30.2004 –  Member of the Board of Directors (CVM registration canceled 08.06.2004)

Banco Bradesco de Investimento S.A. (extinguished 11.04.1992)

03.30.1992 to 11.04.1992 – Director

Bancocidade - Leasing Arrendamento Mercantil S.A. (extinguished 07.30.2004)

06.10.2002 to 04.30.2003 – Member of the Board of Directors

Banco de Crédito Real de Minas Gerais S.A. (extinguished 09.01.2004)

04.30.1998 to 07.16.2001 –  Member of the Board of Directors (CVM registration canceled 06.30.1998)

Banco Mercantil de São Paulo S.A. (extinguished 11.30.2006)

04.15.2002 to 03.31.2003 – Member of the Board of Directors

Baneb Leasing S.A. – Arrendamento Mercantil (extinguished 07.28.2000)

08.31.1999 to 07.28.2000 –  Member of the Board of Directors (CVM registration canceled 06.20.2000)

Boavista S.A. Arrendamento Mercantil (extinguished 12.31.2003)

11.17.2000 to 07.16.2001 – Member of the Board of Directors

04.17.2002 to 04.30.2003 – Member of the Board of Directors

Bradesplan Participações S.A.

03.20.1998 –  Director

04.30.1999 – Member of the Board of Directors

07.17.2001 to 03.14.2002 – CEO

04.30.2002 to 04.26.2006 –  Member of the Board of Directors (CVM registration canceled 02.07.2006)

COFAP - Companhia Fabricadora de Peças

06.24.1996 to 10.24.1997 – Member of the Board of Directors

Companhia Paulista de Força e Luz (CPFL)

11.18.1997 to 04.24.2000 – Member of the Board of Directors

08.02.2001 to 04.29.2005 – Full Member of the Board of Directors

Companhia Piratininga de Força e Luz

04.30.2003 to 04.29.2005 – Full Member of the Board of Directors

Companhia Siderúrgica Nacional - CSN

03.01.1996 to 04.25.2000 – Full Member of the Board of Directors

CPFL Energia S.A.

08.30.2001 – Member of the Board of Directors

04.30.2003 to 04.28.2006 – Full Member of the Board of Directors

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CPFL Geração de Energia S.A.

08.02.2001 – Member of the Board of Directors

04.29.2003 to 04.29.2005 – Full Member of the Board of Directors

Everest Leasing S.A. Arrendamento Mercantil

(former Zogbi Leasing S.A. Arrendamento Mercantil)

02.16.2004 to 07.05.2004 – Member of the Board of Directors

Finasa Leasing Arrendamento Mercantil S.A. (extinguished 04.30.2003)

04.30.2002 to 04.30.2003 – Member of the Board of Directors

Net Serviços de Comunicação S.A.

02.05.1998 to 04.25.2000 – Alternate Member of the Board of Directors

Pevê-Finasa Participações e Prédios S.A. (extinguished 01.30.2003)

04.29.2002 to 01.30.2003 – Member of the Board of Directors

Pevê Prédios S.A. (extinguished 01.30.2003)

04.29.2002 to 01.30.2003 – Member of the Board of Directors

Rio Grande Energia S.A.

12.09.1997 to 04.27.2000 – Alternate Member of the Board of Directors

São Paulo Alpargatas S.A.

03.29.1996 – Member of the Board of Directors

02.03.1997 to 04.14.1999 – Full Member of the Board of Directors

Scopus Tecnologia S.A.

04.30.1992 to 02.16.1994 –  Member of the Board of Directors (CVM registration canceled 08.12.1992)

Tigre S.A. Tubos e Conexões

04.14.1997 to 04.14.1998 – Full Member of the Board of Directors

VBC Energia S.A.

(former Serra da Mesa Energia S.A.)

03.21.1997 to 04.25.2000 – Member of the Board of Directors

11.07.2001 – President of the Board of Directors

11.14.2003 to 04.28.2005 – Member of the Board of Directors

b. description of any of the following events occurring during the last 5 years:

 i.  any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

 iii.    any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

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12. General Meeting and Management

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b. Bradesco’s direct or indirect controllers:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

174 – Reference Form – 2013

12. General Meeting and Management

ANNEX

 Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

 Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Mário da Silveira Teixeira Júnior and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.      name:  Mário da Silveira Teixeira Júnior

b.      position held with Bradesco: Member of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Note		Position	Note		Position	Note
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	Member of the Board of Directors	-	Direct	Member of the Board of Directors	Mandate ended October	Direct
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	-	-	-	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect

175– Reference Form – 2013

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ANNEX

 Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Mário da Silveira Teixeira Júnior and companies directly or indirectly controlled by Banco Bradesco S.A.:

a.     name:  Mário da Silveira Teixeira Júnior

b.    position held with Bradesco: Member of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors and Director	-	Indirect	Member of the Board of Directors and Director	-	Indirect	Member of the Board of Directors and Director	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors and Managing Director	-	Direct	Member of the Board of Governors and Managing Director	-	Direct	Member of the Board of Governors and Managing Director	-	Direct
NCF Participações S.A.	04.233.319/0001-18	-	-	-	Director	-	Direct	Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

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João Aguiar Alvarez

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: João Aguiar Alvarez

b.   age: 52 years old

c.   profession: Agricultural Engineer

d.   CPF or passport number: CPF 029.533.938/11

e.   elected position held: Member of the Board of Directors

f.    date of election: 03.11.2013

g.   date took office: 04.17.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Member of the Board of Directors (Non-Executive Director), whose attributions are those set forth in law and in the Company Bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

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company: Bradespar S.A.

position and duties: Member of the Board of Directors (Non-Executive Director), whose attributions are those set forth in law and in the Company bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradespar securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Other:

Aguiar Family.

company: Cidade de Deus - Companhia Comercial de Participações

position and duties: Member of the Board of Directors from 04.30.86 and as of 04.19.88, also holding the position of Director; whose attributions as a Board member are determined by legislation and the Company Bylaws; and whose attributions as Director are those of the Executive Board member: a) determine attributions of members of the Executive Board; and b) obey Company Bylaws and ensure they are obeyed.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Holding interests in the capital of other companies, and managing, buying and selling securities on its own behalf.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Cidade de Deus – Companhia Comercial de Participações securities:

- Controlling group:

BBD Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A.

- Other:

Aguiar Family

ii.   list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 02.12.1990 – Member of the Board of Directors

Bradespar S.A.

from 03.30.2000 – Member of the Board of Directors

Bradesplan Participações S.A.

04.28.2000 to 04.26.2006 –  Member of the Board of Directors (CVM registration canceled 02.07.2006)

b. description of any of the following events occurring during the last 5 years:

i.  any criminal conviction

None.

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ii.   any conviction in CVM administrative proceedings and penalties applied

None.

 iii.    any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. Bradesco's management:

Mr. João Aguiar Alvarez is the brother of Ms. Denise Aguiar Alvarez, Member of the Board of Directors of Bradesco.

b. (i) issuer's management and (ii) the management of directly or indirectly held  subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of Bradesco

(ii) Mr. João Aguiar Alvarez is son of Ms. Lina Maria Aguiar, Member of the Board of Directors of Cidade de Deus – Companhia Comercial de Participações and Member of the Board of Governors of Fundação Bradesco.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by issuer

None.

b. Bradesco’s direct or indirect controllers:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

179 – Reference Form – 2013

12. General Meeting and Management

ANNEX

 Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. João Aguiar Alvarez and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.    name: João Aguiar Alvarez

b.    position held with Bradesco: Member of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors and Director	-	Direct	Member of the Board of Directors and Director	-	Direct	Member of the Board of Directors and Director	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors and Adjunct Director	-	Direct	Member of the Board of Governors and Adjunct Director	-	Direct	Member of the Board of Governors and Adjunct Director	-	Direct

180– Reference Form – 2013

12. General Meeting and Management

Denise Aguiar Alvarez

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: Denise Aguiar Alvarez

b.  age: 55 years old

c.  profession: Educator

d.  CPF or passport number: CPF 032.376.698/65

e.  elected position held: Member of the Board of Directors

f.   date of election: 03.11.2013

g.  date took office: 04.17.2013

h.  mandate: of one (1) year, extending to the entrance into office of Managers  to be elected by the Annual General Shareholders’ Meeting of 2014.

i.   other positions and duties with issuer: None.

j.   indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Member of the Board of Directors (Non-Executive Director), whose attributions are those set forth in law and in the Company Bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Bradespar S.A.

position and duties: Member of the Board of Directors (Non-Executive Director), whose attributions are those set forth in law and in the Company Bylaws.

181– Reference Form – 2013

12. General Meeting and Management

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradespar securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Other:

Aguiar Family.

company: Cidade de Deus - Companhia Comercial de Participações

position and duties: Member of the Board of Directors from 04.30.86 and as of 07.18.88, also holding the position of Director; whose attributions as a board member are determined by legislation and the Company Bylaws; and whose attributions as Director are those of the Executive Board member: a) determine attributions of members of the Executive Board; and b) obey Company Bylaws and ensure they are obeyed.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Holding interests in the capital of other companies, and managing, buying and selling securities on its own behalf.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Cidade de Deus – Companhia Comercial de Participações securities:

- Controlling group:

BBD Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A.

- Other:

Aguiar Family

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 02.12.1990 – Member of the Board of Directors

Bradespar S.A.

from 03.30.2000 – Member of the Board of Directors

Bradesplan Participações S.A.

04.28.2000 to 04.26.2006 – Member of the Board of Directors (CVM registration canceled 02.07.2006)

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

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12. General Meeting and Management

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. Bradesco's management:

Ms. Denise Aguiar Alvarez is the sister of Mr. João Aguiar Alvarez, Member of the Board of Directors of Bradesco.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of Bradesco

(ii) Ms. Denise Aguiar Alvarez is daughter of Ms. Lina Maria Aguiar, Member of the Board of Directors of Cidade de Deus – Companhia Comercial de Participações and Member of the Board of Governors of Fundação Bradesco.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by Bradesco:

None.

b. Bradesco’s direct or indirect controllers:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

183 – Reference Form – 2013

12. General Meeting and Management

ANNEX

 Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Ms. Denise Aguiar Alvarez and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.  name: Denise Aguiar Alvarez

b.  position held with Bradesco: Member of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors and Director	-	Direct	Member of the Board of Directors and Director	-	Direct	Member of the Board of Directors and Director	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors and Adjunct Director	-	Direct	Member of the Board of Governors and Adjunct Director	-	Direct	Member of the Board of Governors and Adjunct Director	-	Direct

184 – Reference Form – 2013

12. General Meeting and Management

Luiz Carlos Trabuco Cappi

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: Luiz Carlos Trabuco Cappi

b.  age: 61 years old

c.  profession: Banking

d.  CPF or passport number: CPF 250.319.028/68

e.  elected position held: Member of the Board of Directors and CEO

f.   date of election: 03.11.2013

g.  date took office: of the Board of Directors on 04.17.2013 and of the Executive Board on 5.15.2013

h.  mandate: Board of Directors: one (1) year extending to the entrance into office of new members to be elected by the Annual General Meeting in 2014; Executive Board: one (1) year extending to the entrance into office of new members to be elected by the 1st Board of Directors Meeting to be held after the Annual General Meeting in 2014.

i.   other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.   indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Member of the Board of Directors (Executive Director) and CEO, whose responsibilities as a board member are the same as the Board of Directors’ established in the law and in the Company Bylaws; and of CEO: shall chair the Executive Board meetings, and supervise and coordinate the work of its members.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

185 – Reference Form – 2013

12. General Meeting and Management

company: Bradesco Leasing  S.A. - Arrendamento Mercantil

position and duties: Member of the Board of Directors (Executive Director) and CEO, whose responsibilities as a board member are the same as the Board of Directors’ established in the law and in the Company Bylaws; and of CEO: shall chair the Executive Board meetings, and supervise and coordinate the work of its members.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Leasing securities:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Bradespar S.A.

position and duties: Member of the Board of Directors (Non-Executive Director), whose attributions are those set forth in law and in the Company Bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradespar securities:

- Controlling group:

          Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Other:

Aguiar Family.

company: Bradesco Seguros S.A.

position and duties: CEO from 03.28.2003 to 03.26.2009. In addition to the normal powers pursuant legislation and Company Bylaws, the Chief Executive Officer also chairs Executive Board meetings; supervise and coordinate the work of its members; distributes attributions in the Company's different operational and administrative areas to other Directors; and settles issues or disputes arising in the executive management of the Company.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Insurance business for all personal and casualty lines pursuant to current legislation.

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12. General Meeting and Management

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Seguros securities:

- Controlling group:

Bradseg Participações S.A. and Banco Bradesco S.A.

company: Bradesco Auto/RE Companhia de Seguros

position and duties: CEO from 03.31.2003 to 03.26.2009. In addition to the normal powers pursuant legislation and Company Bylaws, the Chief Executive Officer also chairs Executive Board meetings; directs company business and ensures that the Executive Board’s policy and resolutions are put into practice; distributes attributions in the Company's different operational and administrative areas to other Directors; and settles issues or disputes arising in the executive management of the Company.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Insurance business for all personal and casualty lines pursuant to current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Auto / RE securities:

- Controlling group:

Banco Bradesco S.A., Bradseg Participações S.A., Bradesco Seguros S.A., Bradesco SegPrev Investimentos Ltda.

company: Bradesco Capitalização S.A.

position and duties: CEO from 03.28.2003 to 03.26.2009. In addition to the normal powers pursuant legislation and Company Bylaws, the Chief Executive Officer also chairs the Executive Board meetings, and supervises and coordinates the actions of its members.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Carry out all transactions allowed for companies dealing in certificated savings plans under current legal provisions and regulations.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Capitalização securities:

- Controlling group:

Banco Bradesco S.A., Bradseg Participações S.A., Bradesco Seguros S.A.

company: Bradesco Saúde S.A.

position and duties: CEO from 03.31.2003 to 03.27.2009.  In addition to the normal powers pursuant legislation and Company Bylaws, the Chief Executive Officer also chairs the Executive Board meetings, and supervises and coordinates the actions of its members.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Developing and managing private insurance business exclusively for health care insurance of all types defined in the legislation in force, not being allowed to deal in any other class or type of insurance, but may participate as Partner or Shareholder in other companies.

187– Reference Form – 2013

12. General Meeting and Management

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Saúde securities:

- Controlling group:

Banco Bradesco S.A., Bradseg Participações S.A., Bradesco Seguros S.A., Bradesco SegPrev Investimentos Ltda.

company: Banco Espírito Santo, S.A.

position and duties: Non-Executive Member of the Board of Directors from 07.16.2009 to 03.31.2010, whose attributions were the same as those of the Board of Directors stated in the Company Bylaws: exercise the most extensive powers of management and representation of the company and take all measures necessary or convenient for the activities stated in its business purpose.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Conducting banking business.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of BES securities:

- Controlling group:

Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

- Other:

Silchester International Investors Limited

ii.    list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

01.30.1984 to 03.12.1992 –  Departmental Director

03.10.1998 – Managing Executive Director

03.10.1999 – Executive Vice-President

from 03.10.2009 – Member of the Board of Directors and CEO

Bradesco Leasing  S.A. - Arrendamento Mercantil

04.14.1999 – Director

from 04.30.2009 – Member of the Board of Directors and CEO

Bradespar S.A.

from 04.29.2009 – Member of the Board of Directors

Odontoprev S.A.

from 12.23.2009 – President of the Board of Directors

Banco Alvorada S.A.

06.09.2003 to 04.11.2004 – Executive Vice-President (CVM registration canceled 10.28.2003)

Banco Baneb S.A. (extinguished 12.30.2004)

07.22.1999 to 04.25.2002 – Executive Vice-President (CVM registration canceled 12.01.2000)

Banco BEA S.A. (extinguished 04.24.2003)

01.29.2002 –  Director for Institutional Relations

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04.22.2002 to 04.24.2003 –  Director (CVM registration canceled 01.30.2003)

Banco BEC S.A. (extinguished 11.30.2006)

04.25.2006 to 11.30.2006 – Director (CVM registration canceled 05.31.2006)

Banco BERJ S.A.

(former Banco do Estado do Rio de Janeiro S.A. - BERJ)

11.03.2011 to 10.08.2012 – Member of the Board of Directors

from 11.03.2011 – CEO (CVM registration canceled 06.11.2012)

Banco Bradesco BBI S.A.

04.08.2004 to 05.30.2006 – Director (CVM registration canceled 08.06.2004)

Banco Mercantil de São Paulo S.A. (extinguished 11.30.2006)

01.31.2003 to 03.09.2004 – Executive Vice-President (CVM registration canceled 09.30.2003)

Boavista S.A. Arrendamento Mercantil (extinguished 12.31.2003)

11.17.2000 to 04.30.2003 – Member of the Board of Directors

Bradesplan Participações S.A.

04.30.1999 to 04.28.2000 – Director

Everest Leasing S.A. Arrendamento Mercantil

(former Zogbi Leasing S.A. Arrendamento Mercantil)

04.30.2004 to 04.24.2006 – Executive Vice-President (CVM registration canceled 12.23.2004)

b. description of any of the following events occurring during the last 5 years:

i.    any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii.    any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

None.

b.(i) issuer's management and (ii) the management of directly or indirectly held  subsidiaries of the issuer

None.

c.(i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.(i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

189 – Reference Form – 2013

12. General Meeting and Management

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b. Bradesco’s direct or indirect controllers:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

190 – Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Luiz Carlos Trabuco Cappi and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/7):

a.              name:  Luiz Carlos Trabuco Cappi

b.              position held with Bradesco: Member of the Board of Directors and CEO

Company	Corporate Tax No. (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Note		Position	Note		Position	Note
Alpha Serviços de Rede de Autoatendimento S.A	09.092.759/0001-16	-	-	-	CEO	-	Indirect	CEO	Mandate ended April	Indirect
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	CEO	-	Direct	CEO	-	Direct	CEO	-	Direct
Banco Alvorada S.A.	33.870.163/0001-84	CEO	-	Direct	CEO	-	Direct	CEO	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	CEO	-	Direct	CEO	-	Direct	CEO	-	Direct
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	Member of the Board of Directors and CEO	-	Direct	Member of the Board of Directors and CEO	Mandate of Member of the Board of Directors ended October	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	CEO	-	Direct	CEO	-	Direct	CEO	-	Direct
Banco Bradescard S.A.	04.184.779/0001-01	CEO	-	Indirect	CEO	-	Indirect	CEO	-	Indirect
Banco Bradesco BBI S.A.	06.271.464/0001-19	CEO	-	Direct	CEO	-	Direct	CEO	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	CEO	-	Direct	CEO	-	Direct	CEO	-	Direct
Banco Bradesco Europa S.A.	05.720.915/0001-95	Member of the Board of Directors	-	Direct	Vice-President of the Board of Directors	-	Direct	Vice-President of the Board of Directors	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	CEO	-	Direct	CEO	-	Direct	CEO	-	Direct
Bradescard Elo Participações S.A.	09.226.818/0001-00	-	-	-	CEO	-	Indirect	CEO	-	Indirect
Bradesco Administradora de Consórcios Ltda.	552.568.821/0001-22	CEO	-	Direct	CEO	-	Direct	CEO	-	Direct
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Member of the Board of Directors and CEO	-	Direct	Member of the Board of Directors and CEO	-	Direct	Member of the Board of Directors and CEO	-	Direct
Bradesco Services Co., Ltd.	-	CEO	-	Indirect	CEO	-	Indirect	CEO	-	Indirect

191– Reference Form – 2013

12. General Meeting and Management

Bradesplan Participações Ltda.	61.782.769/0001-01	CEO	-	Indirect	CEO	-	Indirect	CEO	-	Indirect
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	-	-	-	Manager	-	Direct	Manager	-	Direct
Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários	62.375.134/0001-44	CEO	-	Indirect	CEO	-	Indirect	CEO	-	Indirect
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	-	-	-	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	CEO	-	Indirect	CEO	-	Indirect	CEO	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	CEO	-	Direct	CEO	-	Direct	CEO	-	Direct
Elo Participações S.A.	09.227.099/0001-33	-	-	-	CEO	Mandate ended April	Indirect	Chairman of the Board of Directors	-	Indirect
Elo Serviços S.A.	09.227.084/0001-75	-	-	-	CEO	Mandate ended April	Indirect	-	-	-
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	CEO	-	Indirect	CEO	Mandate ended August	Indirect	-	-	-
Odontoprev S.A.	58.119.199/0001-51	President of the Board of Directors	-	Indirect	President of the Board of Directors	-	Indirect	President of the Board of Directors	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	CEO	-	Direct	CEO	-	Direct	CEO	-	Direct
União Participações Ltda.	05.892.410/0001-08	CEO	-	Indirect	CEO	-	Indirect	CEO	-	Indirect

192– Reference Form – 2013

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ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Luiz Carlos Trabuco Cappi and companies directly or indirectly holding controlling interests in Banco Bradesco S.A.:

a.     name:  Luiz Carlos Trabuco Cappi

b.    position held with Bradesco: Member of the Board of Directors and CEO

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors and Director	-	Indirect	Member of the Board of Directors and Director	-	Indirect	Member of the Board of Directors and Director	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors and Director	-	Direct	Member of the Board of Directors and Director	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors and Managing Director	-	Direct	Member of the Board of Governors and Managing Director	-	Direct	Member of the Board of Governors and Managing Director	-	Direct
NCF Participações S.A.	04.233.319/0001-18	-	-	-	Director	-	Direct	Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

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12. General Meeting and Management

Carlos Alberto Rodrigues Guilherme

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a. name: Carlos Alberto Rodrigues Guilherme

b. age: 69 years old

c. profession: Banking

d. CPF or passport number: CPF 021.698.868/34

e. elected position held: Member of the Board of Directors

f. date of election: 03.11.2013

g. date took office: 04.17.2013

h. mandate: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2014.

i. other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j. indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory22

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Member of the Board of Directors (Non-Executive Director), whose attributions are those set forth in law and in the Company Bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

194 – Reference Form – 2013

12. General Meeting and Management

company: Bradesco Leasing  S.A. - Arrendamento Mercantil

position and duties: Member of the Board of Directors (Non-Executive Director), whose attributions are those set forth in law and in the Company Bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Leasing securities:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Bradespar S.A.

position and duties: Member of the Board of Directors (Non-Executive Director), whose attributions are those set forth in law and in the Company Bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradespar securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.10.1986 – Departmental Director

03.10.1998 – Adjunct Executive Director

03.10.1998 – Managing Executive Director

from 03.10.2009 – Member of the Board of Directors

Bradesco Leasing  S.A. - Arrendamento Mercantil
from 04.30.2009 – Member of the Board of Directors

Bradespar S.A.

from 04.29.2009 – Member of the Board of Directors

Banco BERJ S.A.
(former Banco do Estado do Rio de Janeiro S.A. - BERJ)

11.03.2011 to 10.08.2012 – Member of the Board of Directors (CVM registration canceled 06.11.2012)

195– Reference Form – 2013

12. General Meeting and Management

Banco de Crédito Real de Minas Gerais S.A. (extinguished 09.01.2004)

04.30.1998 to 04.29.2003 – Director (CVM registration canceled 06.30.1998)

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii.any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

None.

b.(i) issuer's management and (ii) the management of directly or indirectly held  subsidiaries of the issuer

None.

c.(i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.(i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

196– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Carlos Alberto Rodrigues Guilherme and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.name: Carlos Alberto Rodrigues Guilherme

b.position held with Bradesco: Member of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Note		Position	Note		Position	Note
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	Member of the Board of Directors	-	Direct	Member of the Board of Directors	Mandate ended October	Direct
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	-	-	-	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect

197– Reference Form – 2013

12. General Meeting and Management

ANNEX

 Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Carlos Alberto Rodrigues Guilherme and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a. name: Carlos Alberto Rodrigues Guilherme

b. position held with Bradesco: Member of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors and Managing Director	-	Direct	Member of the Board of Governors and Managing Director	-	Direct	Member of the Board of Governors and Managing Director	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Director	-	-	Director	-	Direct	Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

198– Reference Form – 2013

12. General Meeting and Management

Milton Matsumoto

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: Milton Matsumoto

b.  age: 68 years old

c.  profession: Banking

d.  CPF or passport number: CPF 081.225.550/04

e.  elected position held: Member of the Board of Directors

f.   date of election: 03.11.2013

g.  date took office: 04.17.2013

h.  mandate: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2014.

i.   other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.   indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Member of the Board of Directors (Non-Executive Director), whose attributions are those set forth in law and in the Company Bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Bradesco Leasing  S.A. - Arrendamento Mercantil

position and duties: Member of the Board of Directors (Non-Executive Director), whose attributions are those set forth in law and in the Company Bylaws.

199– Reference Form – 2013

12. General Meeting and Management

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Leasing securities:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Bradespar S.A.

position and duties: Member of the Board of Directors (Non-Executive Director), whose attributions are those set forth in law and in the Company Bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradespar securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.11.1985 –  Departmental Director

03.10.1998 – Adjunct Executive Director

03.10.1999 – Managing Executive Director

from 03.10.2011 – Member of the Board of Directors

Bradesco Leasing  S.A. - Arrendamento Mercantil

from 04.29.2011 – Member of the Board of Directors

Bradespar S.A.

from 04.28.2011 – Member of the Board of Directors

Banco BERJ S.A.

(former Banco do Estado do Rio de Janeiro S.A. - BERJ)

11.03.2011 to 10.08.2012 – Member of the Board of Directors (CVM registration canceled 06.11.2012)

200– Reference Form – 2013

12. General Meeting and Management

CPM Braxis S.A.

02.24.2003 to 03.20.2007 – Alternate Member of the Board of Directors

b. description of any of the following events occurring during the last 5 years:

i.   any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.   issuer's management

None.

b.(i) issuer's management and (ii) the management of directly or indirectly held  subsidiaries of the issuer

None.

c.(i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.(i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.     a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b.    direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

201– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Milton Matsumoto and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.      name: Milton Matsumoto

b.      position held with Bradesco: Member of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Note		Position	Note		Position	Note
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	Member of the Board of Directors	-	Direct	Member of the Board of Directors	Mandate ended October	Direct
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	-	-	-	Member of the Board of Directors		Direct	Member of the Board of Directors	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	-	-	-	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect

202 – Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Milton Matsumoto and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Milton Matsumoto

b.    position held with Bradesco: Member of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	-	-	-	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors and Managing Director	-	Direct	Member of the Board of Governors and Managing Director	-	Direct
NCF Participações S.A.	04.233.319/0001-18	-	-	-	Director	-	Direct	Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	-	-	-	Director	-	Indirect	Director	-	Indirect

203– Reference Form – 2013

12. General Meeting and Management

Julio de Siqueira Carvalho de Araujo

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.      name: Julio de Siqueira Carvalho de Araujo

b.      age: 58 years old

c.      profession: Banking

d.      CPF or passport number: CPF 425.327.017/49

e.      elected position held: Executive Vice-President

f.       date of election: 03.11.2013

g.      date took office: 5.15.2013

h.      mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.       other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.       indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Executive Vice-President, whose role pursuant the Bylaws is to collaborate with the Chief Executive Officer in carrying out his duties.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Bradesco Leasing  S.A. - Arrendamento Mercantil

position and duties: Executive Vice-President, whose role pursuant the Bylaws is to collaborate with the Chief Executive Officer in carrying out his duties, supervising and coordinating business entrusted to him.

204– Reference Form – 2013

12. General Meeting and Management

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Leasing securities:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 08.02.2000 – Executive Vice-President

Bradesco Leasing S.A. Arrendamento Mercantil

04.18.2001 to 04.29.2003 – Member of the Board of Directors

01.22.1998 – Director

from 04.30.2012 – Executive Vice-President

Banco Alvorada S.A.

06.09.2003 to 04.11.2004 – Executive Vice-President (CVM registration canceled 10.28.2003)

Banco BCN S.A. (extinguished 03.12.2004)

10.11.1989 – Director

05.12.1995 to 08.02.2000 – Executive Vice-President (CVM registration canceled 07.28.1998)

Banco Bradesco BBI S.A.

02.13.2004 – Finance and Control Director

04.08.2004 to 05.30.2006 – Director (CVM registration canceled 08.06.2004)

Banco BEA S.A. (extinguished 04.25.2003)

04.22.2002 to 04.25.2003 – Director (CVM registration canceled 01.30.2003)

Banco BEC S.A. (extinguished 11.30.2006)

01.03.2006 – Finance and Control Director

04.25.2006 to 11.30.2006 – Director (CVM registration canceled 05.31.2006)

Banco BERJ S.A.

(former Banco do Estado do Rio de Janeiro S.A. - BERJ)

from 11.03.2011 – Executive Vice-President (CVM registration canceled 06.11.2012)

Banco Mercantil de São Paulo S.A. (extinguished 11.30.2006)

01.31.2003 to 03.09.2004 – Executive Vice-President (CVM registration canceled 09.30.2003)

Boavista S.A. Arrendamento Mercantil (extinguished 12.31.2003)

11.17.2000 to 04.30.2003 – Member of the Board of Directors

Bolsa de Mercadorias & Futuros - BM&F S.A.

205– Reference Form – 2013

12. General Meeting and Management

08.17.2007 to 05.08.2008 – representative of Banco Alvorada with powers to exercise rights and respond for obligations on behalf of the Company

09.20.2007 to 05.08.2008 – Member of the Board of Directors

BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros

05.08.2008 to 04.15.2013 – Member of the Board of Directors (CVM registration granted 08.11.2008)

Everest Leasing S.A. Arrendamento Mercantil

(former Zogbi Leasing S.A. Arrendamento Mercantil)

04.30.2004 to 04.24.2006 – Executive Vice-President (CVM registration canceled 12.23.2004)

Financiadora BCN S.A. - Crédito, Financiamento e Investimentos (extinguished 04.30.1998)

01.23.1998 to 04.30.1998 – Director

b. description of any of the following events occurring during the last 5 years:

i.  any criminal conviction

None.

ii.  any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

None.

b.(i) issuer's management and (ii) the management of directly or indirectly held  subsidiaries of the issuer

None.

c.(i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.(i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

206 – Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Julio de Siqueira Carvalho de Araujo and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name:  Julio de Siqueira Carvalho de Araujo

b.    position held with Bradesco: Executive Vice-President

Company	Corporate Tax No. (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Alvorada S.A.	33.870.163/0001-84	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Executive Vice-President	-	Direct	Executive Vice-President	-	Direct	Executive Vice-President	-	Direct
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	Executive Vice-President	-	Direct	Executive Vice-President	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bradescard S.A.	04.184.779/0001-01	Executive Vice-President	-	Indirect	Executive Vice-President	-	Indirect	Executive Vice-President	-	Indirect

207– Reference Form – 2013

12. General Meeting and Management

Banco Bradesco BBI S.A.	06.271.464/0001-19	Executive Vice-President	-	Direct	Executive Vice-President	-	Direct	Executive Vice-President	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Executive Vice-President	-	Direct	Executive Vice-President	-	Direct	Executive Vice-President	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Executive Vice-President	-	Direct	Executive Vice-President	-	Direct	Executive Vice-President	-	Direct
Bradescard Elo Participações S.A.	09.226.818/0001-00	Director	-	-	Director	-	Indirect	Director	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	Executive Vice-President	-	Direct	Executive Vice-President	-	Direct	Executive Vice-President	-	Direct
Bradesco Leasing S.A. - Leasing	47.509.120/0001-82	Director	-	Direct	Director	-	Direct	Executive Vice-President	-	Direct
Bradesplan Participações Ltda.	61.782.769/0001-01	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	Director	-	-	Director	-	Indirect	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Director	-	Direct	Director	-	Direct	Director	-	Direct
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	Executive Vice-President	-	Indirect	Executive Vice-President	Mandate ended August	Indirect	-	-	-
Tempo Serviços Ltda.	58.503.129/0001-00	Executive Vice-President	-	Direct	Executive Vice-President	-	Direct	Executive Vice-President	-	Direct
União Participações Ltda.	05.892.410/0001-08	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

208– Reference Form – 2013

12. General Meeting and Management

ANNEX

 Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

 Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Julio de Siqueira Carvalho de Araujo and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Julio de Siqueira Carvalho de Araujo

b.    position held with Bradesco: Executive Vice-President

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors and Managing Director	-	Direct	Member of the Board of Governors and Managing Director	-	Direct	Member of the Board of Governors and Managing Director	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Director	-	-	Director	-	Direct	Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

209– Reference Form – 2013

12. General Meeting and Management

Domingos Figueiredo de Abreu

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: Domingos Figueiredo de Abreu

b.  age: 54 years old

c.  profession: Banking

d.  CPF or passport number: CPF 942.909.898/53

e.  elected position held: Executive Vice-President

f.   date of election: 03.11.2013

g.  date took office: 5.15.2013

h.  mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.   other positions and duties with Bradesco: Participates Committees, as mentioned in item 12.7.

j.   indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Executive Vice-President, whose role pursuant the Bylaws is to collaborate with the Chief Executive Officer in carrying out his duties.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

210– Reference Form – 2013

12. General Meeting and Management

company: Bradesco Leasing S.A. - Arrendamento Mercantil

position and duties: Executive Vice-President, whose role pursuant the Bylaws is to collaborate with the Chief Executive Officer in carrying out his duties, supervising and coordinating business entrusted to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Leasing securities:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

06.22.2001 –  Departmental Director

03.15.2002 – Managing Executive Director

from 06.08.2009 – Executive Vice-President

Bradesco Leasing S.A. Arrendamento Mercantil

03.30.1998 – Director

from 04.30.2012 – Executive Vice-President

Banco BCN S.A. (extinguished 03.12.2004)

12.15.1997 to 06.29.2001 –  Director (CVM registration canceled 07.28.1998)

Banco BERJ S.A.

(former Banco do Estado do Rio de Janeiro S.A. - BERJ)

from 11.03.2011 – Executive Vice-President (CVM registration canceled 06.11.2012)

Banco Mercantil de São Paulo S.A. (extinguished 11.30.2006)

01.31.2003 to 03.10.2004 –  Director (CVM registration canceled 09.30.2003)

Boavista S.A. Arrendamento Mercantil (extinguished 12.31.2003)

11.17.2000 to 12.03.2001 – Director

Companhia Paulista de Força e Luz - CPFL

12.10.1997 to 04.26.2000 – Full Member of the Fiscal Council

Companhia Siderúrgica Nacional - CSN

04.29.1999 to 04.27.2000 – Full Member of the Fiscal Council

CPM Braxis S.A.

06.02.1998 to 05.03.1999 – Member of the Technical Board

10.05.2001 to 03.20.2007 – Alternate Member of the Board of Directors

211 – Reference Form – 2013

12. General Meeting and Management

Financiadora BCN S.A. – Crédito, Financiamento e Investimentos (extinguished 04.30.1998)

01.23.1998 to 04.30.1998 – Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

 ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

None.

b.(i) issuer's management and (ii) the management of directly or indirectly held  subsidiaries of the issuer

None.

c.(i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.(i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

212– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Domingos Figueiredo de Abreu and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.  name: Domingos Figueiredo de Abreu

b. position held with Bradesco: Executive Vice-President

Company	Corporate Tax No. (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Alpha Serviços de Rede de Autoatendimento S.A.	09.092.759/0001-16	Director	-	-	Executive Vice-President	-	Indirect	Executive Vice-President	Mandate ended April	Indirect
Banco Alvorada S.A.	33.870.163/0001-84	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	Executive Vice-President	-	Direct	Executive Vice-President	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct

213 – Reference Form – 2013

12. General Meeting and Management

Banco Bradescard S.A.	04.184.779/0001-01	Executive Vice-President	-	Indirect	Executive Vice-President	-	Indirect	Executive Vice-President	-	Indirect
Banco Bradesco BBI S.A.	06.271.464/0001-19	Executive Vice-President	-	Direct	Executive Vice-President	-	Direct	Executive Vice-President	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Executive Vice-President	-	Direct	Executive Vice-President	-	Direct	Executive Vice-President	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Executive Vice-President	-	Direct	Executive Vice-President	-	Direct	Executive Vice-President	-	Direct
Bradescard Elo Participações S.A.	09.226.818/0001-00	Director	-	-	Director	-	Indirect	Director	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	Executive Vice-President	-	Direct	Executive Vice-President	-	Direct	Executive Vice-President	-	Direct
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Director	-	Direct	Director	-	Direct	Executive Vice-President	-	Direct
Bradesplan Participações Ltda.	61.782.769/0001-01	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	-	-	-	-	-	-	Manager	-	Direct
Cielo S.A.	01.027.058/0001-91	-	-	-	-	-	-	President of the Board of Directors	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	Director	-	-	Director	-	Indirect	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Director	-	Direct	Director	-	Direct	Director	-	Direct

214– Reference Form – 2013

12. General Meeting and Management

CPM Holdings Limited	-	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Elo Participações S.A.	09.227.099/0001-33	Administrative and Financial Executive Vice-President	-	-	Administrative and Financial Executive Vice-President	-	Indirect	Member of the Board of Directors	-	Indirect
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	Executive Vice-President	-	Indirect	Executive Vice-President	Mandate ended August	Indirect	-	-	-
União Participações Ltda.	05.892.410/0001-08	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

215– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

 Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Domingos Figueiredo de Abreu and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Domingos Figueiredo de Abreu

b.    position held with Bradesco: Executive Vice-President

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors and Managing Director	-	Direct	Member of the Board of Governors and Managing Director	-	Direct	Member of the Board of Governors and Managing Director	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Director	-	-	Director	-	Direct	Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

216– Reference Form – 2013

12. General Meeting and Management

José Alcides Munhoz

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: José Alcides Munhoz

b.  age: 64 years old

c.  profession:  Banking

d.  CPF or passport number: CPF 064.350.330/72

e.  elected position held: Executive Vice-President

f.   date of election: 03.11.2013

g.  date took office: 5.15.2013

h.  mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.   other positions and duties with Bradesco: Participates Committees, as mentioned in item 12.7.

j.   indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Executive Vice-President, whose role pursuant the Bylaws is to collaborate with the Chief Executive Officer in carrying out his duties.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

217– Reference Form – 2013

12. General Meeting and Management

company: Bradesco Leasing S.A. - Arrendamento Mercantil

position and duties: Executive Vice-President, whose role pursuant the Bylaws is to collaborate with the Chief Executive Officer in carrying out his duties, supervising and coordinating business entrusted to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Leasing securities:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.10.1989 – Director

01.02.1995 –  Departmental Director

03.10.1998 – Adjunct Executive Director

03.10.1999 – Managing Executive Director

from 01.03.2012 – Executive Vice-President

Bradesco Leasing  S.A. - Arrendamento Mercantil

from 04.30.2012 – Executive Vice-President

Banco BERJ S.A.

(former Banco do Estado do Rio de Janeiro S.A. - BERJ)

from 04.30.2012 – Executive Vice-President (CVM registration canceled 06.11.2012)

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

 ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

None.

218– Reference Form – 2013

12. General Meeting and Management

b.(i) issuer's management and (ii) the management of directly or indirectly held  subsidiaries of the issuer

None.

c.(i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.(i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

219– Reference Form – 2013

12. General Meeting and Management

ANNEX

 Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. José Alcides Munhoz and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name: José Alcides Munhoz

b.    position held with Bradesco: Executive Vice-President

Company	Corporate Tax No. (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	-	-	-	-	-	-	Director	-	Direct
Banco Alvorada S.A.	33.870.163/0001-84	-	-	-	-	-	-	Director	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	-	-	-	-	-	-	Executive Vice-President	-	Direct
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	-	-	-	Executive Vice-President	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	-	-	-	-	-	-	Director	-	Direct
Banco Bradescard S.A.	04.184.779/0001-01	-	-	-	-	-	-	Executive Vice-President	-	Indirect

220– Reference Form – 2013

12. General Meeting and Management

Banco Bradesco BBI S.A.	06.271.464/0001-19	-	-	-	-	-	-	Executive Vice-President	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	-	-	-	-	-	-	Executive Vice-President	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Managing Director	Mandate ended April	Direct	-	-	-	Executive Vice-President	-	Direct
Bradescard Elo Participações S.A.	09.226.818/0001-00	-	-	-	-	-	-	Director	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	-	-	-	-	-	-	Executive Vice-President	-	Direct
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	-	-	-	-	-	-	Executive Vice-President	-	Direct
Bradesplan Participações Ltda.	61.782.769/0001-01	-	-	-	-	-	-	Director	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	-	-	-	-	-	-	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	-	-	-	-	-	-	Director	-	Direct
Tempo Serviços Ltda.	58.503.129/0001-00	-	-	-	-	-	-	Executive Vice-President	-	Direct
União Participações Ltda.	05.892.410/0001-08	-	-	-	-	-	-	Director	-	Indirect

221– Reference Form – 2013

12. General Meeting and Management

ANNEX

 Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. José Alcides Munhoz and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: José Alcides Munhoz

b.    position held with Bradesco: Executive Vice-President

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
BBD Participações S.A	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	-	-	-	-	-	-	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors and Managing Director	-	Direct
NCF Participações S.A.	04.233.319/0001-18	-	-	-	-	-	-	Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	-	-	-	-	-	-	Director	-	Indirect

222– Reference Form – 2013

12. General Meeting and Management

Aurélio Conrado Boni

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: Aurélio Conrado Boni

b.    age: 61 years old

c.     profession: Banking

d.    CPF or passport number: CPF 191.617.008/00

e.     elected position held: Executive Vice-President

f.      date of election: 03.11.2013

g.    date took office: 5.15.2013

h.    mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.      indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Executive Vice-President, whose role pursuant the Bylaws is to collaborate with the Chief Executive Officer in carrying out his duties.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Bradesco Leasing S.A. - Arrendamento Mercantil

position and duties: Executive Vice-President, whose role pursuant the Bylaws is to collaborate with the Chief Executive Officer in carrying out his duties, supervising and coordinating business entrusted to him.

223– Reference Form – 2013

12. General Meeting and Management

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Leasing securities:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

12.19.1997 –  Departmental Director

12.03.2001 – Managing Executive Director

from 01.03.2012 – Executive Vice-President

Bradesco Leasing S.A. - Arrendamento Mercantil

from 04.30.2012 – Executive Vice-President

Banco BERJ S.A.

(former Banco do Estado do Rio de Janeiro S.A. - BERJ)

from 04.30.2012 - Executive Vice-President (CVM registration canceled 06.11.2012)

b. description of any of the following events occurring during the last 5 years:

i.        any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  issuer's management

None.

b.(i) issuer's management and (ii) the management of directly or indirectly held  subsidiaries of the issuer

None.

c.(i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

224– Reference Form – 2013

12. General Meeting and Management

d.(i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.a company directly or indirectly controlled by Bradesco

SEE ANNEX.

b.direct or indirect controller of Bradesco

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

225– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Aurélio Conrado Boni and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name: Aurélio Conrado Boni

b.    position held with Bradesco: Executive Vice-President

Company	Corporate Tax No. (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	-	-	-	-	-	-	Director	-	Direct
Banco Alvorada S.A.	33.870.163/0001-84	-	-	-	-	-	-	Director	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	-	-	-	-	-	-	Executive Vice-President	-	Direct
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	-	-	-	Executive Vice-President	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	-	-	-	-	-	-	Director	-	Direct
Banco Bradescard S.A.	04.184.779/0001-01	-	-	-	-	-	-	Executive Vice-President	-	Indirect

226– Reference Form – 2013

12. General Meeting and Management

Banco Bradesco BBI S.A.	06.271.464/0001-19	-	-	-	-	-	-	Executive Vice-President	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	-	-	-	-	-	-	Executive Vice-President	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	-	-	-	-	-	-	Executive Vice-President	-	Direct
Bradescard Elo Participações S.A.	09.226.818/0001-00	-	-	-	-	-	-	Director	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	-	-	-	-	-	-	Executive Vice-President	-	Direct
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	-	-	-	-	-	-	Executive Vice-President	-	Direct
Bradesco Seguros S.A.	33.055.146/0001-93	Managing Director	-	Indirect	Managing Director	-	Indirect	Managing Director	-	Indirect
Bradesplan Participações Ltda.	61.782.769/0001-01	-	-	-	-	-	-	Director	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	-	-	-	-	-	-	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	-	-	-	-	-	-	Director	-	Direct
CPM Holdings Limited	-	-	-	-	-	-	-	Member of the Board of Directors	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	-	-	-	-	-	-	Executive Vice-President	-	Direct
União Participações Ltda.	05.892.410/0001-08	-	-	-	-	-	-	Director	-	Indirect

227– Reference Form – 2013

12. General Meeting and Management

ANNEX

 Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

 Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Aurélio Conrado Boni and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Aurélio Conrado Boni

b.    position held with Bradesco: Executive Vice-President

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	-	-	-	-	-	-	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors and Managing Director	-	Direct
NCF Participações S.A.	04.233.319/0001-18	-	-	-	-	-	-	Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	-	-	-	-	-	-	Director	-	Indirect

228– Reference Form – 2013

12. General Meeting and Management

Sérgio Alexandre Figueiredo Clemente

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Sérgio Alexandre Figueiredo Clemente

b.   age: 53 years old

c.   profession: Banking

d.   CPF or passport number: CPF 373.766.326/20

e.   elected position held: Executive Vice-President

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Executive Vice-President, whose role pursuant the Bylaws is to collaborate with the Chief Executive Officer in carrying out his duties.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Bradesco Leasing S.A. - Arrendamento Mercantil

position and duties: Executive Vice-President, whose role pursuant the Bylaws is to collaborate with the Chief Executive Officer in carrying out his duties, supervising and coordinating business entrusted to him.

229– Reference Form – 2013

12. General Meeting and Management

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Leasing securities:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.   list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.10.2000 –  Departmental Director

12.13.2006 – Managing Executive Director

from 01.03.2012 – Executive Vice-President

Bradesco Leasing S.A. - Arrendamento Mercantil

from 04.30.2012 – Executive Vice-President

Banco BCN S.A. (extinguished 03.12.2004)

05.13.1996 –  Adjunct Director

12.15.1997 to 03.27.2000 –  Director (CVM registration canceled 07.28.1998)

Banco BERJ S.A.

(former Banco do Estado do Rio de Janeiro S.A. - BERJ)

from 04.30.2012 - Executive Vice-President (CVM registration canceled 06.11.2012)

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held  subsidiaries of the issuer

None.

230– Reference Form – 2013

12. General Meeting and Management

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

231– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Sérgio Alexandre Figueiredo Clemente and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name: Sérgio Alexandre Figueiredo Clemente

b.    position held with Bradesco: Executive Vice-President

Company	Corporate Tax No. (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	-	-	-	-	-	-	Director	-	Direct
Banco Alvorada S.A.	33.870.163/0001-84	-	-	-	-	-	-	Director	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	-	-	-	-	-	-	Executive Vice-President	-	Direct
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	-	-	-	Executive Vice-President	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	-	-	-	-	-	-	Director	-	Direct

232– Reference Form – 2013

12. General Meeting and Management

Banco Bradescard S.A.	04.184.779/0001-01	-	-	-	-	-	-	Executive Vice-President	-	Indirect
Banco Bradesco Argentina S.A.	60.746.948/3759-49	-	-	-	-	-	-	President	-	Direct
Banco Bradesco BBI S.A.	06.271.464/0001-19	-	-	-	-	-	-	Executive Vice-President	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	-	-	-	-	-	-	Executive Vice-President	-	Direct
Banco Bradesco Europa S.A.	05.720.915/0001-95	-	-	-	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	-	-	-	-	-	-	Executive Vice-President	-	Direct
Bradescard Elo Participações S.A.	09.226.818/0001-00	-	-	-	-	-	-	Director	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	-	-	-	-	-	-	Executive Vice-President	-	Direct
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	-	-	-	-	-	-	Executive Vice-President	-	Direct
Bradesco Securities Hong Kong Limited	-	-	-	-	Vice-President of the Board of Directors	-	Direct	Vice-President of the Board of Directors	-	Direct
Bradesco Securities Uk Limited	-	-	-	-	Vice-President of the Board of Directors	-	Direct	Vice-President of the Board of Directors	-	Direct
Bradesco Securities, Inc.	-	-	-	-	Vice-President of the Board of Directors	-	Direct	Vice-President of the Board of Directors	-	Direct
Bradesco Services Co., Ltd.	-	-	-	-	Executive Vice-President	-	Indirect	Executive Vice-President	-	Indirect

233– Reference Form – 2013

12. General Meeting and Management

Bradesplan Participações Ltda.	61.782.769/0001-01	-	-	-	-	-	-	Director	-	Indirect
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	-	-	-	-	-	-	Manager	-	Direct
Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários	62.375.134/0001-44	-	-	-	-	-	-	Executive Vice-President	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	-	-	-	-	-	-	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	-	-	-	-	-	-	Director	-	Direct
Tempo Serviços Ltda.	58.503.129/0001-00	-	-	-	-	-	-	Executive Vice-President	-	Direct
União Participações Ltda.	05.892.410/0001-08	-	-	-	-	-	-	Director	-	Indirect

234– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

 Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Sérgio Alexandre Figueiredo Clemente and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Sérgio Alexandre Figueiredo Clemente

b.    position held with Bradesco: Executive Vice-President

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	-	-	-	-	-	-	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	-	-	-	-	-	-	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors and Managing Director	-	Direct
NCF Participações S.A.	04.233.319/0001-18	-	-	-	-	-	-	Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	-	-	-	-	-	-	Director	-	Indirect

235– Reference Form – 2013

12. General Meeting and Management

Marco Antonio Rossi

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Marco Antonio Rossi

b.   age: 52 years old

c.   profession: Banking

d.   CPF or passport number: CPF 015.309.538/55

e.   elected position held: Executive Vice-President

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Executive Vice-President, whose role pursuant the Bylaws is to collaborate with the Chief Executive Officer in carrying out his duties.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Bradesco Leasing S.A. - Arrendamento Mercantil

position and duties: Executive Vice-President, whose role pursuant the Bylaws is to collaborate with the Chief Executive Officer in carrying out his duties, supervising and coordinating business entrusted to him.

236– Reference Form – 2013

12. General Meeting and Management

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Leasing securities:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Bradesco Seguros S.A.

position and duties: CEO, whose job, according to the Bylaws, is to chair the Executive Board meetings, supervise and coordinate the action of its members; distributes attributions in the Company's different operational and administrative areas to Directors and Managing Directors; and settles issues or disputes arising in the executive management of the Company.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Insurance business for all personal and casualty lines pursuant to current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Seguros securities:

- Controlling group:

Direct: Bradseg Participações S.A.

Indirect: Banco Bradesco S.A.

company: Bradseg Participações S.A.

position and duties: CEO, whose job, according to the Bylaws, is to chair the Executive Board meetings, supervise and coordinate the action of its members.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: The holding in the Capital Stock of Banco Bradesco S.A. and/or of other companies that detain, direct or indirectly, shares of the Capital Stock of that Institution.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradseg Participações securities:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other: Aguiar Family.

237– Reference Form – 2013

12. General Meeting and Management

company: Bradesco Vida e Previdência S.A.

position and duties: CEO from 08.07.2002 to 03.26.2010. In addition to the normal powers pursuant legislation and Company bylaws, the Chief Executive Officer also chairs the Executive Board meetings, and supervises and coordinates the actions of its members.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Arranging and operating life insurance, including all forms of personal insurance and excluding any type of casualty insurance, or pension plans of the risk benefits and income type, as defined by law.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Vida e Previdência securities:

- Controlling group:

Direct: Bradesco Seguros S.A.

Indirect: Bradseg Participações S.A. and Banco Bradesco S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 01.03.2012 – Executive Vice-President

Bradesco Leasing S.A. - Arrendamento Mercantil

from 04.30.2012 – Executive Vice-President

Odontoprev S.A.

from 07.01.2010 – Vice-President of the Board of Directors

Banco BERJ S.A.

(former Banco do Estado do Rio de Janeiro S.A. - BERJ)

from 04.30.2012 – Executive Vice-President (CVM registration canceled 06.11.2012)

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held  subsidiaries of the issuer

None.

238– Reference Form – 2013

12. General Meeting and Management

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

239– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Marco Antonio Rossi and companies directly or indirectly controlled by Banco Bradesco S.A.:

a.     name: Marco Antonio Rossi

b.    position held with Bradesco: Executive Vice-President

Company	Corporate Tax No. (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	-	-	-	-	-	-	Director	-	Direct
Atlântica Capitalização S.A.	01.598.935/0001-84	CEO	Mandate ended March	Indirect	-	-	-	-	-	-
Atlântica Companhia de Seguros	33.151.291/0001-78	CEO	-	Indirect	CEO	-	Indirect	CEO	-	Indirect
Banco Alvorada S.A.	33.870.163/0001-84	-	-	-	-	-	-	Director	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	-	-	-	-	-	-	Executive Vice-President	-	Direct

240– Reference Form – 2013

12. General Meeting and Management

Banco BERJ S.A.	33.147.315/0001-15	-	-	-	-	-	-	Executive Vice-President	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	-	-	-	-	-	-	Director	-	Direct
Banco Bradescard S.A.	04.184.779/0001-01	-	-	-	-	-	-	Executive Vice-President	-	Indirect
Banco Bradesco BBI S.A.	06.271.464/0001-19	-	-	-	-	-	-	Executive Vice-President	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	-	-	-	-	-	-	Executive Vice-President	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	-	-	-	-	-	-	Executive Vice-President	-	Direct
Bradescard Elo Participações S.A.	09.226.818/0001-00	-	-	-	-	-	-	Director	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	-	-	-	-	-	-	Executive Vice-President	-	Direct
Bradesco Argentina de Seguros S.A.	-	CEO	-	Indirect	CEO	-	Indirect	CEO	-	Indirect
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	-	-	-	-	-	-	Executive Vice-President	-	Direct
Bradesco SegPrev Investimentos Ltda.	07.394.162/0001-09	CEO	-	Indirect	CEO	-	Indirect	CEO	-	Indirect
Bradesco Seguros S.A.	33.055.146/0001-93	CEO	-	Indirect	CEO	-	Indirect	CEO	-	Indirect
Bradesco Vida e Previdência S.A.	51.990.695/0001-37	CEO	Mandate ended March	Indirect	-	-	-	-	-	-

241– Reference Form – 2013

12. General Meeting and Management

Bradesplan Participações Ltda.	61.782.769/0001-01	-	-	-	-	-	-	Director	-	Indirect
Bradseg Participações S.A.	02.863.655/0001-19	CEO	-	Direct	CEO	-	Direct	CEO	-	Direct
Columbus Holdings S.A.	09.092.789/0001-22	-	-	-	-	-	-	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	-	-	-	-	-	-	Director	-	Direct
Odontoprev S.A.	58.119.199/0001-51	Vice-President of the Board of Directors	-	Indirect	Vice-President of the Board of Directors	-	Indirect	Vice-President of the Board of Directors	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	-	-	-	-	-	-	Executive Vice-President	-	Direct
União Participações Ltda.	05.892.410/0001-08	-	-	-	-	-	-	Director	-	Indirect

242– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

 Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Marco Antonio Rossi and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Marco Antonio Rossi

b.    position held with Bradesco: Executive Vice-President

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
BBD Participações S.A	07.838.611/0001-52	-	-	-	-	-	-	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	-	-	-	-	-	-	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the Board of Governors and Managing Director	-	Direct
NCF Participações S.A.	04.233.319/0001-18	-	-	-	-	-	-	Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	-	-	-	-	-	-	Director	-	Indirect

243– Reference Form – 2013

12. General Meeting and Management

Maurício Machado de Minas

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a. name: Maurício Machado de Minas

b. age: 53 years old

c. profession: Banking

d. CPF or passport number: CPF 044.470.098/62

e. elected position held: Managing Executive Director

f.  date of election: 03.11.2013

g. date took office: 5.15.2013

h. mandate: of one (1) year, extending to the entrance into office of Managers  to be elected by the Annual General Shareholders’ Meeting of 2014.

i.  other positions and duties with Bradesco: Participates in Committee, as mentioned in item 12.7.

j.  indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Managing Executive Director, whose role pursuant the Bylaws is to fulfill the duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

244– Reference Form – 2013

12. General Meeting and Management

Banco Bradesco S.A.

from 07.14.2009 – Managing Executive Director

Eletrodigi Eletr Digital S.A.

1983 to 1986 – Director of Technical Support (CVM registration canceled 04.25.85)

Polymax Informática S.A.

from 1983 to 1986 –  Director of Technical Support

CPM Braxis S.A.

2004 to 2006 – Senior Vice-President

2007 to 07/2009 –  Senior Vice-President Sales and Marketing (CVM registration canceled 09.04.2007)

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held  subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b.direct or indirect controller of issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

245– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Maurício Machado de Minas and companies directly or indirectly controlled by Banco Bradesco S.A.:

a.     name: Maurício Machado de Minas

b.    position held with Bradesco: Managing Executive Director

Company	Corporate Tax No. (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Note		Position	Note		Position	Note
CPM Braxis S.A.	65.599.953/0001-63	Alternate Member of the Board of Directors	-	Indirect	Alternate Member of the Board of Directors	-	Indirect	Alternate Member of the Board of Directors	-	Indirect

246– Reference Form – 2013

12. General Meeting and Management

Alexandre da Silva Glüher

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Alexandre da Silva Glüher

b.   age: 52 years old

c.   profession: Banking

d.   CPF or passport number: CPF 282.548.640/04

e.   elected position held: Managing Executive Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committee, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Managing Executive Director, whose role pursuant the Bylaws is to fulfill the duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

247– Reference Form – 2013

12. General Meeting and Management

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

08.27.2001 –  Regional Director

03.10.2005 – Departmental Director

12.17.2010 – Adjunct Executive Director

from 01.03.2012 – Managing Executive Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.a company directly or indirectly controlled by issuer

None.

b.direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

248– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Alexandre da Silva Glüher and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Alexandre da Silva Glüher

b.    position held with Bradesco: Managing Executive Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

249– Reference Form – 2013

12. General Meeting and Management

Alfredo Antônio Lima de Menezes

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a. name: Alfredo Antônio Lima de Menezes

b. age: 50 years old

c. profession: Banking

d. CPF or passport number: CPF 037.958.008/03

e. elected position held: Managing Executive Director

f. date of election: 03.11.2013

g. date took office: 5.15.2013

h. mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.  other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.   indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Managing Executive Director, whose role pursuant the Bylaws is to fulfill the duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

250– Reference Form – 2013

12. General Meeting and Management

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

01.15.2001 – Departmental Director

12.17.2010 – Adjunct Executive Director

from 01.03.2012 – Managing Executive Director

Boavista S.A. Arrendamento Mercantil (extinguished 12.31.2003)

11.17.2000 to 04.27.2001 – Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by issuer

None.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

251– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Alfredo Antônio Lima de Menezes and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Alfredo Antônio Lima de Menezes

b.    position held with Bradesco: Managing Executive Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

252– Reference Form – 2013

12. General Meeting and Management

André Rodrigues Cano

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a. name: André Rodrigues Cano

b. age: 54 years old

c. profession: Banking

d. CPF or passport number: CPF 005.908.058/27

e. elected position held: Managing Executive Director

f. date of election: 03.11.2013

g. date took office: 5.15.2013

h. mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.  other positions and duties with Bradesco: Participates in Committee, as mentioned in item 12.7.

j.  indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Managing Executive Director, whose role pursuant the Bylaws is to fulfill the duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

253– Reference Form – 2013

12. General Meeting and Management

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

254– Reference Form – 2013

12. General Meeting and Management

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

12.03.2001 to 09.12.2008 – Departmental Director

12.08.2009 – Departmental Director

12.17.2010 – Adjunct Executive Director

from 01.03.2012 – Managing Executive Director

Tele Nordeste Celular Participações S.A.

08.10.1998 to 04.28.1999 – Alternate Member of the Fiscal Council

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

255– Reference Form – 2013

12. General Meeting and Management

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by issuer

None.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

256– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. André Rodrigues Cano and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1)

a.    name: André Rodrigues Cano

b.    position held with Bradesco: Managing Executive Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

257– Reference Form – 2013

12. General Meeting and Management

Josué Augusto Pancini

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Josué Augusto Pancini

b.   age: 53 years old

c.   profession: Banking

d.   CPF or passport number: CPF 966.136.968/20

e.   elected position held: Managing Executive Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Managing Executive Director, whose role pursuant the Bylaws is to fulfill the duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

258– Reference Form – 2013

12. General Meeting and Management

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

07.30.1997 – Director

07.29.2003 – Departmental Director

12.17.2010 – Adjunct Executive Director

from 01.03.2012 – Managing Executive Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b.   direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

259– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Josué Augusto Pancini and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name: Josué Augusto Pancini

b.    position held with Bradesco: Managing Executive Director

Company	Corporate Tax No. (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Note		Position	Note		Position	Note
Banco Bradescard S.A.	04.184.779/0001-01	-	-	-	Adjunct Director	-	Indirect	Managing Director	-	Indirect
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	-	-	-	Adjunct Director	Mandate ended August	Indirect	-	-	-

260– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Josué Augusto Pancini and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.    name: Josué Augusto Pancini

b.    position held with Bradesco: Managing Executive Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

261– Reference Form – 2013

12. General Meeting and Management

Luiz Carlos Angelotti

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.      name: Luiz Carlos Angelotti

b.      age: 48 years old

c.      profession: Banking

d.      CPF or passport number: CPF 058.042.738/25

e.      elected position held: Managing Executive Director

f.       date of election: 03.11.2013

g.      date took office: 5.15.2013

h.      mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.       other positions and duties with Bradesco: Director of Investor Relations. Participates in Committees, as mentioned in item 12.7.

j.       indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Managing Executive Director, whose role pursuant the Bylaws is to fulfill the duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Bradesco Leasing  S.A. - Arrendamento Mercantil

position and duties: Managing Director, whose role pursuant the Bylaws is to fulfill the duties attributed to him, reporting to the Chief Executive Officer and to the Vice-Presidents.

262– Reference Form – 2013

12. General Meeting and Management

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Leasing securities:

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.15.2002 – Departmental Director

12.17.2010 – Adjunct Executive Director

from 01.03.2012 – Managing Executive Director

Bradesco Leasing S.A. - Arrendamento Mercantil

from 04.30.2012 – Managing Director

Banco BEA S.A. (extinguished 04.24.2003)

01.29.2002 to 04.22.2002 – Full Member of the Fiscal Council

Banco BERJ S.A.

(former Banco do Estado do Rio de Janeiro S.A. - BERJ)

from 04.30.2012 – Managing Director (CVM registration canceled 06.11.2012)

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

263– Reference Form – 2013

12. General Meeting and Management

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

264– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Luiz Carlos Angelotti and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name: Luiz Carlos Angelotti

b.    position held with Bradesco: Managing Executive Director

Company	Corporate Tax No. (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Note		Position	Note		Position	Note
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	-	-	-	Managing Director	-	Direct
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	-	-	-	-	-	-	Managing Director	-	Direct
Elo Participações S.A.	09.227.099/0001-33	-	-	-	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	Term of Office Finished in September	Indirect

265– Reference Form – 2013

12. General Meeting and Management

ANNEX

 Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Luiz Carlos Angelotti and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Luiz Carlos Angelotti

b.    position held with Bradesco: Managing Executive Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

266– Reference Form – 2013

12. General Meeting and Management

Marcelo de Araújo Noronha

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a. name: Marcelo de Araújo Noronha

b. age: 47 years old

c. profession: Banking

d. CPF or passport number: CPF 360.668.504/15

e. elected position held: Managing Executive Director

f. date of election: 03.11.2013

g. date took office: 5.15.2013

h. mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.  other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.  indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Managing Executive Director, whose role pursuant the Bylaws is to fulfill the duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

02.05.2004 – Departmental Director

12.17.2010 – Adjunct Executive Director

267– Reference Form – 2013

12. General Meeting and Management

from 01.03.2012 – Managing Executive Director

Cielo S.A.

from 05.03.2011 – Sitting Member of the Board of Directors

Banco Alvorada S.A.

06.09.2003 to 04.12.2004 – Director (CVM registration canceled 10.28.2003)

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

  c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

268– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Marcelo de Araújo Noronha and companies directly or indirectly controlled by Banco Bradesco S.A.:

a.     name: Marcelo de Araújo Noronha

b.    position held with Bradesco: Managing Executive Director

Company	Corporate Tax No. (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Note		Position	Note		Position	Note
Alpha Serviços de Rede de Autoatendimento S.A.	09.092.759/0001-16	-	-	-	Director	-	Indirect	Director	Mandate ended April	Indirect
Banco Bankpar S.A.	60.419.645/0001-95	Superintendent Director	-	Direct	Superintendent Director	Mandate ended April	Direct	-	-	-
Banco Bradescard S.A.	04.184.779/0001-01	Superintendent Director	-	Indirect	Superintendent Director	-	Indirect	Superintendent Director	-	Indirect
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Superintendent Director	-	Direct	Superintendent Director	-	Direct	Superintendent Director	-	Direct
Cielo S.A.	01.027.058/0001-91	-	-	-	Full member of the Board of Directors	-	Indirect	Full member of the Board of Directors	-	Indirect

269– Reference Form – 2013

12. General Meeting and Management

Companhia Brasileira de Soluções e Serviços	04.740.876/0001-25	-	-	-	President of the Board of Directors	-	Indirect	Vice-President of the Board of Directors	-	Indirect
Elo Participações S.A.	09.227.099/0001-33	-	-	-	President of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	Superintendent Director	-	Indirect	CEO	Mandate ended September	Indirect	-	-	-
Tempo Serviços Ltda.	58.503.129/0001-00	Superintendent Director	-	Direct	Superintendent Director	Mandate ended April	Direct	-	-	-

270– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Marcelo de Araújo Noronha and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Marcelo de Araújo Noronha

b.    position held with Bradesco: Managing Executive Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

271– Reference Form – 2013

12. General Meeting and Management

Nilton Pelegrino Nogueira

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a. name: Nilton Pelegrino Nogueira

b. age: 59 years old

c. profession: Banking

d. CPF or passport number: CPF 680.389.338/34

e. elected position held: Managing Executive Director

f. date of election: 03.11.2013

g. date took office: 5.15.2013

h. mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.  other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.  indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Managing Executive Director, whose role pursuant the Bylaws is to fulfill the duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

272– Reference Form – 2013

12. General Meeting and Management

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

02.13.1995 to 09.29.2000 – Director

03.15.2002 – Departmental Director

12.17.2010 – Adjunct Executive Director

from 01.03.2012 – Managing Executive Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by issuer

None.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

273– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Nilton Pelegrino Nogueira and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Nilton Pelegrino Nogueira

b.    position held with Bradesco: Managing Executive Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

274– Reference Form – 2013

12. General Meeting and Management

Altair Antônio de Souza

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a. name: Altair Antônio de Souza

b. age: 52 years old

c. profession: Banking

d. CPF or passport number: CPF 244.092.606/00

e. elected position held: Adjunct Executive Director

f.  date of election: 03.11.2013

g. date took office: 5.15.2013

h. mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.  other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.  indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Adjunct Executive Director, whose role pursuant the bylaws is to fulfill the duties attributed to him by the Executive Vice-Presidents and Managing Executive Directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

275– Reference Form – 2013

12. General Meeting and Management

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

08.04.1998 – Director

01.02.2009 – Departmental Director

from 01.03.2012 – Adjunct Executive Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by issuer

None.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

276– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Altair Antônio de Souza and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Altair Antônio de Souza

b.    position held with Bradesco: Adjunct Executive Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

277– Reference Form – 2013

12. General Meeting and Management

André Marcelo da Silva Prado

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a. name: André Marcelo da Silva Prado

b. age: 51 years old

c. profession: Banking

d. CPF or passport number: CPF 797.052.867/87

e. elected position held: Adjunct Executive Director

f. date of election: 03.11.2013

g. date took office: 5.15.2013

h. mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j. indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Adjunct Executive Director, whose role pursuant the Bylaws is to fulfill the duties attributed to him by the Executive Vice-Presidents and Managing Executive Directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

278– Reference Form – 2013

12. General Meeting and Management

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

12.18.2009 – Departmental Director

from 01.03.2012 – Adjunct Executive Director

Banco Boavista Interatlântico S.A.

12.01.1997 to 02.28.2001 –  Director (CVM registration canceled 12.08.1999)

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by issuer

None.

b.  direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

279– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. André Marcelo da Silva Prado and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: André Marcelo da Silva Prado

b.    position held with Bradesco: Adjunct Executive Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

280– Reference Form – 2013

12. General Meeting and Management

Denise Pauli Pavarina

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Denise Pauli Pavarina

b.   age: 50 years old

c.   profession: Banking

d.   CPF or passport number: CPF 076.818.858-03

e.   elected position held: Adjunct Executive Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h. mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

h.   other positions and duties with issuer: Participates in Committees, as mentioned in item 12.7.

i.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Adjunct Executive Director, whose role pursuant the Bylaws is to fulfill the duties attributed to her by the Executive Vice-Presidents and Managing Executive Directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

281– Reference Form – 2013

12. General Meeting and Management

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

01.15.2001 to 01.22.2007 – Departmental Director

12.08.2009 – Departmental Director

from 01.03.2012 - Adjunct Executive Director

Cielo S.A.

Sept/2008 to Jul/2009 - Member of the Board of Directors (CVM registration granted 06.25.2009)

CPM Braxis S.A.

06.16.2000 to 02.21.2003 – Alternate Member of the Board of Directors

São Paulo Alpargatas S.A.

09.09.2001 to 01.20.2003 – Full Member of the Board of Directors

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

282– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

 Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Ms. Denise Pauli Pavarina and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name: Denise Pauli Pavarina

b.    position held with Bradesco: Adjunct Executive Director

Company	Corporate Tax No. (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Note		Position	Note		Position	Note
Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários	62.375.134/0001-44	Superintendent Director	-	Indirect	Superintendent Director	-	Indirect	Managing Director	-	Indirect

283– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Ms. Denise Pauli Pavarina and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Denise Pauli Pavarina

b.    position held with Bradesco: Adjunct Executive Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

284– Reference Form – 2013

12. General Meeting and Management

Luiz Fernando Peres

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a. name: Luiz Fernando Peres

b. age: 62 years old

c. profession: Banking

d. CPF or passport number: CPF 411.482.078/72

e. elected position held: Adjunct Executive Director

f. date of election: 03.11.2013

g. date took office: 5.15.2013

h. mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i. other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j. indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Adjunct Executive Director, whose role pursuant the Bylaws is to fulfill the duties attributed to him by the Executive Vice-Presidents and Managing Executive Directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

285– Reference Form – 2013

12. General Meeting and Management

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

06.30.1999 – Departmental Director

from 01.03.2012 – Adjunct Executive Director

Banco BCN S.A. (extinguished 03.12.2004)

07.05.1990 to 06.29.1999 – Director (CVM registration canceled 07.28.1998)

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

None.

b.(i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.(i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.(i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by issuer

None.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

286– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Luiz Fernando Peres and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Luiz Fernando Peres

b.    position held with Bradesco: Adjunct Executive Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

287– Reference Form – 2013

12. General Meeting and Management

Moacir Nachbar Junior

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a. name: Moacir Nachbar Junior

b. age: 48 years old

c. profession: Banking

d. CPF or passport number: CPF 062.947.708/66

e. elected position held: Adjunct Executive Director

f. date of election: 03.11.2013

g. date took office: 5.15.2013

h. mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i. other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j. indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Adjunct Executive Director, whose role pursuant the Bylaws is to fulfill the duties attributed to him by the Executive Vice-Presidents and Managing Executive Directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.10.2005 – Departmental Director

from 01.03.2012 – Adjunct Executive Director

288– Reference Form – 2013

12. General Meeting and Management

Bradespar S.A.

04.30.2004 to 04.29.2005 – Alternate Member of the Fiscal Council

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by issuer

None.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

289– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Moacir Nachbar Junior and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Moacir Nachbar Junior

b.    position held with Bradesco: Adjunct Executive Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

290– Reference Form – 2013

12. General Meeting and Management

Octávio de Lazari Júnior

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a. name: Octávio de Lazari Júnior

b. age: 49 years old

c. profession: Banking

d. CPF or passport number: CPF 044.745.768/37

e. elected position held: Adjunct Executive Director

f. date of election: 03.11.2013

g. date took office: 5.15.2013

h. mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.  other positions and duties with issuer: Participates in Committees, as mentioned in item 12.7.

j.  indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Adjunct Executive Director, whose role pursuant the Bylaws is to fulfill the duties attributed to him by the Executive Vice-Presidents and Managing Executive Directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

291– Reference Form – 2013

12. General Meeting and Management

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

05.25.2009 – Director

08.02.2010 – Departmental Director

from 01.03.2012 – Adjunct Executive Director

CIBRASEC - Companhia Brasileira de Securitização

from 04.27.2012 – Full Member of the Board of Directors

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by issuer

None.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

292– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Octávio de Lazari Júnior and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Octávio de Lazari Júnior

b.    position held with Bradesco: Adjunct Executive Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

293– Reference Form – 2013

12. General Meeting and Management

Department Officers

Adineu Santesso

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a. name: Adineu Santesso

b. age: 60 years old

c. profession: Banking

d. CPF or passport number: CPF 401.747.518/34

e. elected position held: Departmental Director

f. date of election: 03.11.2013

g. date took office: 5.15.2013

h. mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i. other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j. indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

294– Reference Form – 2013

12. General Meeting and Management

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

02.12.1990 to 09.29.2000 – Director

from 08.27.2001 – Departmental Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by issuer

None.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

295– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Adineu Santesso and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.   name: Adineu Santesso

b.   position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

296– Reference Form – 2013

12. General Meeting and Management

Amilton Nieto

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a. name: Amilton Nieto

b. age: 52 years old

c. profession: Banking

d. CPF or passport number: CPF 011.136.138/90

e. elected position held: Departmental Director

f. date of election: 03.11.2013

g. date took office: 5.15.2013

h. mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i. other positions and duties with Bradesco: Participates in Committee, as mentioned in item 12.7.

j. indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.08.2009 – Departmental Director

297– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by issuer

None.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

298– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Amilton Nieto and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Amilton Nieto

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

299– Reference Form – 2013

12. General Meeting and Management

André Bernardino da Cruz Filho

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a. name: André Bernardino da Cruz Filho

b. age: 53 years old

c. profession: Banking

d. CPF or passport number: CPF 192.221.224/53

e. elected position held: Departmental Director

f.  date of election: 03.11.2013

g. date took office: 5.15.2013

h. mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.  other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.  indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

300– Reference Form – 2013

12. General Meeting and Management

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.07.2009 – Departmental Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by issuer

None.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

301– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. André Bernardino da Cruz Filho and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1)

a.     name: André Bernardino da Cruz Filho

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

302– Reference Form – 2013

12. General Meeting and Management

Antonio Carlos Melhado

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a. name: Antonio Carlos Melhado

b. age: 53 years old

c. profession: Banking

d. CPF or passport number: CPF 851.955.538/15

e. elected position held: Departmental Director

f. date of election: 03.11.2013

g. date took office: 5.15.2013

h. mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.  other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.  indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

303– Reference Form – 2013

12. General Meeting and Management

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

08.02.2010 – Director

from 06.01.2011 – Departmental Director

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by issuer

None.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

304– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Antonio Carlos Melhado and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Antonio Carlos Melhado

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

305– Reference Form – 2013

12. General Meeting and Management

Antonio José da Barbara

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Antonio José da Barbara

b.   age: 44 years old

c.   profession: Banking

d.   CPF or passport number: CPF 083.858.728/33

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

306– Reference Form – 2013

12. General Meeting and Management

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

05.25.2009 – Director

from 12.18.2009 – Departmental Director

Bradespar S.A.

04.30.2007 to 04.30.2010 – Full Member of the Fiscal Council

Vale S.A.

04.25.2001 to 04.29.2002 – Alternate Member of the Fiscal Council

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by issuer

None.

b.   direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

307– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Antonio José da Barbara and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Antonio José da Barbara

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

308– Reference Form – 2013

12. General Meeting and Management

Arnaldo Nissental

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Arnaldo Nissental

b.   age: 57 years old

c.   profession: Banking

d.   CPF or passport number: CPF 425.048.807/15

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 – Departmental Director

309– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by issuer

 None.

b.     direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

310– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Arnaldo Nissental and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Arnaldo Nissental

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

311– Reference Form – 2013

12. General Meeting and Management

Aurélio Guido Pagani

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Aurélio Guido Pagani

b.   age: 53 years old

c.   profession: Banking

d.   CPF or passport number: CPF 349.838.999/87

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

08.27.2001 – Director

from 08.02.2010 – Departmental Director

312– Reference Form – 2013

12. General Meeting and Management

Banco BEA S.A. (extinguished 04.24.2003)

01.29.2002 – Administrative and Technology Director

04.22.2002 to 04.24.2003 – Director (CVM registration canceled 01.30.2003)

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by issuer

None.

b.   direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

313– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Aurélio Guido Pagani and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.   name: Aurélio Guido Pagani

b.   position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

314– Reference Form – 2013

12. General Meeting and Management

Cassiano Ricardo Scarpelli

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Cassiano Ricardo Scarpelli

b.   age: 44 years old

c.   profession: Banking

d.   CPF or passport number: CPF 082.633.238/27

e.   elected position held: Departmental Director

f.    date of election: 3.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 03.12.2007 – Departmental Director

Bradespar S.A.

04.30.2002 to 04.30.2007 – Full Member of the Fiscal Council

315– Reference Form – 2013

12. General Meeting and Management

CP Cimento e Participações S.A.

04.28.2000 to 10.31.2002 – Member of the Board of Directors

Iochpe-Maxion S.A.

04.27.2000 - Alternate Member of the Board of Directors

03.24.2003 to 03.22.2004 – Full Member of the Board of Directors

São Paulo Alpargatas S.A.

11.09.2001 to 01.20.2003 – Alternate Member of the Board of Directors

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by issuer

None.

b. Bradesco’s direct or indirect controllers:

 SEE ANNEX.

 c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

316– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Cassiano Ricardo Scarpelli and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Cassiano Ricardo Scarpelli

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

317– Reference Form – 2013

12. General Meeting and Management

Clayton Camacho

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Clayton Camacho

b.   age: 51 years old

c.   profession: Banking

d.   CPF or passport number: CPF 049.313.418-29

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

318– Reference Form – 2013

12. General Meeting and Management

from 03.10.2005 – Departmental Director

Banco BEA S.A. (extinguished 04.24.2003)

01.29.2002 to 04.22.2002 - Full Member and President of the Fiscal Council

Banco Bradesco BBI S.A.

02.13.2004 to 04.08.2004 – Full Member and President of the Fiscal Council

Bradespar S.A.

04.29.2002 to 04.29.2005 – Full Member of the Fiscal Council

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by issuer

None.

b.     direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

319– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Clayton Camacho and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Clayton Camacho

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

320– Reference Form – 2013

12. General Meeting and Management

Diaulas Morize Vieira Marcondes Junior

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Diaulas Morize Vieira Marcondes Junior

b.   age: 55 years old

c.   profession: Banking

d.   CPF or passport number: CPF 010.673.678/70

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: Participates in Committee, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

12.18.2009 – Regional Director

from 01.03.2012 – Departmental Director

321– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by issuer

None.

b.   direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

322– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10.b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Diaulas Morize Vieira Marcondes Junior and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.   name: Diaulas Morize Vieira Marcondes Junior

b.   position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the Board of Governors	-	Direct

323– Reference Form – 2013

12. General Meeting and Management

Douglas Tevis Francisco

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Douglas Tevis Francisco

b.   age: 50 years old

c.   profession: Banking

d.   CPF or passport number: CPF 040.066.838/63

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committee, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.03.2001 – Departmental Director

324– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by issuer

None.

b.   direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

325– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Douglas Tevis Francisco and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.  name: Douglas Tevis Francisco

position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

326– Reference Form – 2013

12. General Meeting and Management

Edilson Wiggers

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Edilson Wiggers

b.   age: 44 years old

c.   profession: Banking

d.   CPF or passport number: CPF 641.036.099/15

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

08.02.2010 – Director

from 06.01.2011 – Departmental Director

327– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.   any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by issuer

 None.

b.   direct or indirect controller of Bradesco:

 SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

328– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Edilson Wiggers and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Edilson Wiggers

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

329– Reference Form – 2013

12. General Meeting and Management

Eurico Ramos Fabri

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Eurico Ramos Fabri

b.   age: 40 years old

c.   profession: Banking

d.   CPF or passport number: CPF 248.468.208/58

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Banco Bradesco Financiamentos S.A.

position and duties: Director from 04.22.2008 to 12.01.2009, whose role under the bylaws, was to collaborate with other members of the Executive Board performing their duties, and supervising and coordinating business entrusted to him.

330– Reference Form – 2013

12. General Meeting and Management

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: The practice of all asset, liability and accessory transactions allowed to financial institutions and inherent to portfolios of commercial banks, leasing and credit, finance and investment companies pursuant to current legislation and regulations.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Banco Bradesco Financiamentos S.A. securities:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Finasa Promotora de Vendas Ltda. (current BF Promotora de Vendas Ltda.)

position and duties: Director from 07.21.2008 to 04.25.2011, whose role under the Bylaws was to coordinate and direct the activities of the corresponding units, reporting to the CEO, Executive Vice-Presidents, Managing Director and General Director.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Provision of services: a) technical – financial assistance and consulting; b) brokerage business, collection, completing and forwarding documents in the free market for automotive vehicles and other movable assets, comprising the identification and assessment of potential sellers and buyers, through the preparation, analysis and confirmation of registration forms, credit approval, marketing assistance and risk selection.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Finasa Promotora de Vendas Ltda. (current BF Promotora de Vendas Ltda.) securities:

- Controlling group:

Direct: Banco Bradesco Financiamentos S.A.

Indirect: Banco Bradesco S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

12.17.2010 – Director

from 01.03.2012 – Departmental Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

331– Reference Form – 2013

12. General Meeting and Management

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by issuer

None.

b.   direct or indirect controller of issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

332– Reference Form – 2013

12. General Meeting and Management

Fernando Antônio Tenório

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Fernando Antônio Tenório

b.   age: 51 years old

c.   profession: Banking

d.   CPF or passport number: CPF 226.475.114/20

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Bradesco Administradora de Consórcios Ltda.

position and duties: Director from 11.26.2009 to 09.05.2012, whose role under the Bylaws was to coordinate and direct the activities of the corresponding units, reporting to the CEO, Executive Vice-Presidents, and Superintendent Director.

333– Reference Form – 2013

12. General Meeting and Management

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Organization and management of consortiums intended for the purchase of new and  second-hand, national and foreign immovables and movables by members of own or third party’s consortiums, that is, employees of the Organization or other corporate groups, or the general public.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.10.2005 – Regional Director

01.04.2008 to 12.18.2009 – Director

from 09.05.2012 – Departmental Director

b. description of any of the following events occurring during the last 5 years:

i.     any criminal conviction

None.

ii.    any conviction in CVM administrative proceedings and penalties applied

None.

iii.   any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.    issuer's management

None.

b.    (i) issuer's management and (ii) the management of directly or indirectly held  subsidiaries of the issuer

None.

c.    (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.    (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

334– Reference Form – 2013

12. General Meeting and Management

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by issuer

None.

b.  direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

335– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Fernando Antônio Tenório and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.  name: Fernando Antônio Tenório

position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the Board of Governors	-	Direct

336– Reference Form – 2013

12. General Meeting and Management

Fernando Roncolato Pinho

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Fernando Roncolato Pinho

b.   age: 58 years old

c.   profession: Banking

d.   CPF or passport number: CPF 562.941.588/34

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 09.05.2008 – Departmental Director

337– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

Mr. Fernando Roncolato Pinho is the brother of Mr. Osmar Roncolato Pinho, Bradesco's Director.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by issuer

None.

b.   direct or indirect controller of Bradesco:

SEE ANNEX.

 c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

338– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Fernando Roncolato Pinho and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Fernando Roncolato Pinho

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

339– Reference Form – 2013

12. General Meeting and Management

Frederico Willian Wolf

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Frederico Willian Wolf

b.   age: 56 years old

c.   profession: Banking

d.   CPF or passport number: CPF 882.992.108/44

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 06.01.2011 – Departmental Director

340– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by issuer

 None.

b.   direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

341– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Frederico Willian Wolf and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Frederico Willian Wolf

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

342– Reference Form – 2013

12. General Meeting and Management

Glaucimar Peticov

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Glaucimar Peticov

b.   age: 50 years old

c.   profession: Banking

d.   CPF or passport number: CPF 059.348.278/63

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committee, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 06.01.2011 – Departmental Director

343– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by issuer

None.

b.     direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

344– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Ms. Glaucimar Peticov and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Glaucimar Peticov

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

345– Reference Form – 2013

12. General Meeting and Management

Guilherme Muller Leal

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Guilherme Muller Leal

b.   age: 45 years old

c.   profession: Banking

d.   CPF or passport number: CPF 965.442.017/15

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

02.01.2011 – Director

from 01.03.2012 – Departmental Director

346– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by issuer

None.

b.   direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

347– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Guilherme Muller Leal and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

 a.  name: Guilherme Muller Leal

 position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the Board of Governors	-	Direct

348– Reference Form – 2013

12. General Meeting and Management

João Albino Winkelmann

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: João Albino Winkelmann

b.   age: 50 years old

c.   profession: Banking

d.   CPF or passport number: CPF 394.235.810/72

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committee, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

349– Reference Form – 2013

12. General Meeting and Management

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.08.2009 – Departmental Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.      a company directly or indirectly controlled by issuer

None.

b.      direct or indirect controller of Bradesco:

SEE ANNEX.

c.      if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

350– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. João Albino Winkelmann and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: João Albino Winkelmann

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

351– Reference Form – 2013

12. General Meeting and Management

João Carlos Gomes da Silva

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: João Carlos Gomes da Silva

b.   age: 52 years old

c.   profession: Banking

d.   CPF or passport number: CPF 044.972.398/45

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

12.18.2009 – Regional Director

from 01.03.2012 – Departmental Director

352– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by issuer

None.

b.   direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

353– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. João Carlos Gomes da Silva and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.  name: João Carlos Gomes da Silva

position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the Board of Governors	-	Direct

354– Reference Form – 2013

12. General Meeting and Management

Joel Antonio Scalabrini

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Joel Antonio Scalabrini

b.   age: 53 years old

c.   profession: Banking

d.   CPF or passport number: CPF 926.230.698/91

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.    list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 06.01.2011 – Departmental Director

355– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by issuer

None.

b. Bradesco’s direct or indirect controllers:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

356– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Joel Antonio Scalabrini and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Joel Antonio Scalabrini

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

357– Reference Form – 2013

12. General Meeting and Management

Johan Albino Ribeiro

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.      name: Johan Albino Ribeiro

b.      age: 56 years old

c.      profession: Banking

d.      CPF or passport number: CPF 001.307.978/63

e.      elected position held: Departmental Director

f.       date of election: 03.11.2013

g.      date took office: 5.15.2013

h.      mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.       other positions and duties with Bradesco: None.

j.       indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration  committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: From May 2003 to March 2013, he held the position of Legal Advisor, with the role of giving advice to the Board of Directors and the Board of Executive Officers.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

358– Reference Form – 2013

12. General Meeting and Management

ii.   list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 03.11.2013 – Departmental Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.     a company directly or indirectly controlled by issuer

None.

b.   direct or indirect controller of issuer

None.

c.   if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

359– Reference Form – 2013

12. General Meeting and Management

Jorge Pohlmann Nasser

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: Jorge Pohlmann Nasser

b.  age: 47 years old

c. profession: Banking

d. CPF or passport number: CPF 399.055.270/87

e. elected position held: Departmental Director

f. date of election: 03.11.2013

g. date took office: 5.15.2013

h. mandate: of one (1) year, extending to the entrance into office of Managers  to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i. other positions and duties with Bradesco: Participates in Committee, as mentioned in item 12.7.

j. indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Bradesco Seguros S.A.

position and duties: Director, from 04.22.2008 to 03.30.2011, whose role under the Bylaws were supervising and coordinating business of the department, reporting to the Chief Executive Officer, Executive Vice-President, or Managing Director(s) to whom he is subordinated.

360– Reference Form – 2013

12. General Meeting and Management

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Insurance business for all personal and casualty lines pursuant to current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Seguros securities:

- Controlling group:

Direct: Bradseg Participações S.A.

Indirect: Banco Bradesco S.A.

company: Bradesco Vida e Previdência S.A.

position and duties: Director, from 07.24.2006 to 03.30.2011, whose role under the Bylaws were collaborating with other senior managers in fulfilling their roles, supervising and coordinating business entrusted to them.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Arranging and operating life insurance, including all forms of personal insurance and excluding any type of casualty insurance, or pension plans of the risk benefits and income type, as defined by law.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Vida e Previdência securities:

- Controlling group:

Direct: Bradesco Seguros S.A.

Indirect: Bradseg Participações S.A. and Banco Bradesco S.A.

company: BMC Previdência Privada S.A.

position and duties: Director, from 09.10.2007 to 03.31.2011, whose role under the Bylaws were collaborating with the Chief Executive Officer, Executive Vice-President and Managing Directors in fulfilling their roles, and supervising and coordinating business entrusted to them.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: The establishment and enforcement of any pension benefit plans authorized by the regulatory body and the practice of any other activity germane to open private pension entities. The Company will be organized as a supplement to the social security system but will be independently in this respect and may hold interests in other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of BMC Previdência Privada securities:

- Controlling group:

Direct: Bradesco Vida e Previdência S.A.

Indirect: Bradesco Seguros S.A.

361– Reference Form – 2013

12. General Meeting and Management

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

12.17.2010 – Director

from 02.01.2011 – Departmental Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b. Bradesco’s direct or indirect controllers:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

362– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Jorge Pohlmann Nasser and companies directly or indirectly controlled by Banco Bradesco S.A.:

a.   name: Jorge Pohlmann Nasser

b.  position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Note		Position	Note		Position	Note
Bradesco Seguros S.A.	33.055.146/0001-93	Director	-	Indirect	Director	Mandate ended March	Indirect	-	-	-
Bradesco Vida e Previdência S.A.	51.990.695/0001-37	Director	-	Indirect	Director	Mandate ended March	Indirect	-	-	-

363– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Jorge Pohlmann Nasser and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.      name: Jorge Pohlmann Nasser

b.      position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

364– Reference Form – 2013

12. General Meeting and Management

José Luis Elias

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a. name: José Luis Elias

b. age: 57 years old

c. profession: Banking

d. CPF or passport number: CPF 719.038.288/72

e. elected position held: Departmental Director

f. date of election: 03.11.2013

g. date took office: 5.15.2013

h. mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i. other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j. indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental Director, whose role pursuant the Bylaws is conducting the business of the pertinent Department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Banco Bradesco Cartões S.A.

position and duties: Director from 12.18.2009 to 04.26.2011, whose role under the Bylaws, was to collaborate with other members of the Executive Board performing their roles, and supervising and coordinating business entrusted to him.

365– Reference Form – 2013

12. General Meeting and Management

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Asset and liability transactions, and others inherent to their corresponding authorized portfolios (commercial, investment, credit, finance and investment), including foreign exchange, pursuant to current legislation and regulations.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Banco Bradesco Cartões securities:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

12.17.2010 – Director

from 06.01.2011 – Departmental Director

Banco BEC S.A. (extinguished 11.30.2006)

01.03.2006 to 04.25.2006 – Full Member of the Fiscal Council

Bradespar S.A.

04.29.2005 – Alternate Member of the Fiscal Council

04.29.2009 to 04.30.2010 – Full Member of the Fiscal Council

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

366– Reference Form – 2013

12. General Meeting and Management

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b. Bradesco’s direct or indirect controllers:

SEE ANNEX.

if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

367– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. José Luis Elias and companies directly or indirectly controlled by Banco Bradesco S.A.:

a.     name: José Luis Elias

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Note		Position	Note		Position	Note
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Director	-	Direct	Director	Mandate ended April	Direct	-	-	-

368– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. José Luis Elias and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: José Luis Elias

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

369– Reference Form – 2013

12. General Meeting and Management

José Luiz Rodrigues Bueno

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: José Luiz Rodrigues Bueno

b.   age: 59 years old

c.   profession: Banking

d.   CPF or passport number: CPF 586.673.188/68

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental Director, whose role pursuant the Bylaws is conducting the business of the pertinent Department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 03.10.2000 – Departmental Director

370– Reference Form – 2013

12. General Meeting and Management

Banco Baneb S.A. (extinguished 12.30.2004)

07.22.1999 to 03.10.2000 – Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by the issuer

None.

b. Bradesco’s direct or indirect controllers:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

371– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. José Luiz Rodrigues Bueno and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: José Luiz Rodrigues Bueno

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

372– Reference Form – 2013

12. General Meeting and Management

José Ramos Rocha Neto

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: José Ramos Rocha Neto

b.   age: 44 years old

c.   profession: Banking

d.   CPF or passport number: CPF 624.211.314/72

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental Director, whose role pursuant the Bylaws is conducting the business of the pertinent Department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

373– Reference Form – 2013

12. General Meeting and Management

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

12.18.2009 – Director

from 06.01.2011 – Departmental Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by the issuer

None.

b. Bradesco’s direct or indirect controllers:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

374– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. José Ramos Rocha Neto and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: José Ramos Rocha Neto

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

375– Reference Form – 2013

12. General Meeting and Management

Júlio Alves Marques

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Júlio Alves Marques

b.   age: 60 years old

c.   profession: Banking

d.   CPF or passport number: CPF 618.635.808/91

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: He performs the duties of Ombudsman.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental Director, whose role pursuant the Bylaws is conducting the business of the pertinent Department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

376– Reference Form – 2013

12. General Meeting and Management

Banco Bradesco S.A.

from 05.25.2009 – Departmental Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by the issuer

None.

b. Bradesco’s direct or indirect controllers:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

377– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Júlio Alves Marques and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Júlio Alves Marques

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

378– Reference Form – 2013

12. General Meeting and Management

Laércio Carlos de Araújo Filho

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Laércio Carlos de Araújo Filho

b.   age: 57 years old

c.   profession: Banking

d.   CPF or passport number: CPF 567.041.788/72

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental Director, whose role pursuant the Bylaws is conducting the business of the pertinent Department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

379– Reference Form – 2013

12. General Meeting and Management

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

09.14.2000 - Director

from 02.05.2004 – Departmental Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by the issuer

None.

b. Bradesco’s direct or indirect controllers:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

380– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Laércio Carlos de Araújo Filho and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Laércio Carlos de Araújo Filho

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

381– Reference Form – 2013

12. General Meeting and Management

Layette Lamartine Azevedo Junior

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Layette Lamartine Azevedo Junior

b.   age: 51 years old

c.   profession: Banking

d.   CPF or passport number: CPF 337.092.034/49

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental Director, whose role pursuant the Bylaws is conducting the business of the pertinent Department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 06.01.2011 – Departmental Director

382– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   Bradesco's direct or indirect controller:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

383– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Layette Lamartine Azevedo Junior and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Layette Lamartine Azevedo Junior

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

384– Reference Form – 2013

12. General Meeting and Management

Lúcio Rideki Takahama

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Lúcio Rideki Takahama

b.   age: 49 years old

c.   profession: Banking

d.   CPF or passport number: CPF 052.446.968/74

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental Director, whose role pursuant the Bylaws is conducting the business of the pertinent Department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

385– Reference Form – 2013

12. General Meeting and Management

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

12.18.2009 – Director

from 02.24.2010 – Departmental Director

Banco Boavista Interatlântico S.A.

04.27.1998 to 02.28.2001 –  Director (CVM registration canceled 12.08.1999)

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   Bradesco's direct or indirect controller:

SEE ANNEX.

c.   if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

386– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Lúcio Rideki Takahama and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Lúcio Rideki Takahama

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

387– Reference Form – 2013

12. General Meeting and Management

Luiz Alves dos Santos

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Luiz Alves dos Santos

b.   age: 61 years old

c.   profession: Banking

d.   CPF or passport number: CPF 387.923.898/72

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental Director, whose role pursuant the Bylaws is conducting the business of the pertinent Department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.03.2001 – Departmental Director

388– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

a.  any criminal conviction

None.

b. any conviction in CVM administrative proceedings and penalties applied

None.

c. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by the issuer

None.

b. Bradesco’s direct or indirect controllers:

 SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

389– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Luiz Alves dos Santos and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Luiz Alves dos Santos

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

390– Reference Form – 2013

12. General Meeting and Management

Luiz Carlos Brandão Cavalcanti Junior

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Luiz Carlos Brandão Cavalcanti Junior

b.   age: 51 years old

c.   profession: Banking

d.   CPF or passport number: CPF 226.347.385/87

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committee, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental Director, whose role pursuant the Bylaws is conducting the business of the pertinent Department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

391– Reference Form – 2013

12. General Meeting and Management

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 03.10.2005 – Departmental Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b.   Bradesco's direct or indirect controller:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

392– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Luiz Carlos Brandão Cavalcanti Junior and companies directly or indirectly controlled by Banco Bradesco S.A.:

a.     name: Luiz Carlos Brandão Cavalcanti Junior

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Note		Position	Note		Position	Note
Alpha Serviços de Rede de Autoatendimento S.A.	09.092.759/0001-16	-	-	-	Director	-	Indirect	Director	Mandate ended April	Indirect

393– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Luiz Carlos Brandão Cavalcanti Junior and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Luiz Carlos Brandão Cavalcanti Junior

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

394– Reference Form – 2013

12. General Meeting and Management

Marcelo Santos Dall’Occo

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Marcelo Santos Dall’Occo

b.   age: 46 years old

c.   profession: Banking

d.   CPF or passport number: CPF 054.500.438/13

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Executive Superintendent of Fiscal Audit Department, whose main duty was to assist the Departmental Director in validation of calculations of taxes and collateral obligations, management of tax legal department, assistance to inspection of regulatory bodies, management and support of corporate matters, as well as assistance to the Board of Executive Officers, departments and related companies in the search for solutions for regulatory issues.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Cielo S.A.

395– Reference Form – 2013

12. General Meeting and Management

position and duties: Full Member of the Fiscal Council, which attributions set forth in law are: inspecting the acts performed by management members and checking the compliance with legal and statutory obligations; stating his opinion on the management annual report, causing the inclusion in his opinion of any supplementary information that he deems necessary or useful to the decision-making of the General Shareholders’ Meeting; stating his position on any motions by the management bodies to be submitted to the General Shareholders’ Meeting related to changes to share capital, issue of debentures or subscription bonus, investment plan or capital budget, dividend distribution, changing, take-over, merger or acquisition; reporting to the management bodies, and should these fail to take the arrangements necessary for protecting the Company’s interests, to the General Shareholders’ Meeting, any errors, frauds or crimes that he finds out or suggesting any arrangements useful to the Company; calling the Annual  General Shareholders’ Meeting if the management bodies delay it for over one month or calling the Extraordinary Shareholders’ Meeting whenever any severe or urgent issues arise, including in the Meetings’ agenda any issues deemed necessary; analyzing at least once a quarter the trial balances and other financial statements periodically prepared by the Company; reviewing the financial statements for the fiscal year and state an opinion on them.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Accreditation of commercial stores, management of their capture network, transmission, processing and financial settlement of Transactions made with credit and debit cards. The Company also provides other products and services to its customers, such as lease, installation and maintenance of capture equipment, support to issuers and stores to reduce fraud rate, in addition to services of capture and transmission of transactions made with pre-paid cards, private label cards, private label hybrid cards and advance of receivables.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Columbus Holding S.A., BB Banco de Investimentos S.A., Lazard Asset Management LLC.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 03.11.2013 – Departmental Director

Cielo S.A.

(former Companhia Brasileira de Meios de Pagamento)

04.17.2003 to 07.22.2012 – Alternate Member of the Fiscal Council

from 07.23.2012 – Sitting Member of the Fiscal Council

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

396– Reference Form – 2013

12. General Meeting and Management

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by the issuer

SEE ANNEX.

b. direct or indirect controller of issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

ANNEX

Reference Form – CVM Instruction No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10.a. – Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Marcelo Santos Dall’Occo and the direct or indirect subsidiaries of  Banco Bradesco S.A.:

a.  nome: Marcelo Santos Dall’Occo

b.  cargo no Bradesco: Department Officer

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Cielo S.A.	01.027.058/0001-91	-	-	-	Deputy Member of the Fiscal Council	-	Indirect	Sitting Member of the Fiscal Council	-	Indirect

397– Reference Form – 2013

12. General Meeting and Management

Marcos Aparecido Galende

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Marcos Aparecido Galende

b.   age: 46 years old

c.   profession: Banking

d.   CPF or passport number: CPF 089.419.738/05

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental Director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Bradespar S.A.

position and duties: Full Member of the Fiscal Council, from 04.30.2010 to 04.28.2011, having worked as Alternate, whose assignments were established in Article No. 163 of Law No. 6,404/76.

398– Reference Form – 2013

12. General Meeting and Management

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradespar securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

08.02.2010 – Director

from 06.01.2011 – Departmental Director

Bradespar S.A.

04.29.2009 – Alternate Member of the Fiscal Council

04.30.2010 to 04.28.2011 – Full Member of the Fiscal Council

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

399– Reference Form – 2013

12. General Meeting and Management

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by the issuer

None.

b. Bradesco’s direct or indirect controllers:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

400– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Marcos Aparecido Galende Junior and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Marcos Aparecido Galende

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

401– Reference Form – 2013

12. General Meeting and Management

Marcos Bader

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Marcos Bader

b.   age: 55 years old

c.   profession: Banking

d.   CPF or passport number: CPF 030.763.738/70

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental Director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 04.15.1999 - Departmental Director

402– Reference Form – 2013

12. General Meeting and Management

Banco BCN S.A. (extinguished 03.12.2004)

10.11.1989 to 03.31.1999 – Director (CVM registration canceled 07.28.1998)

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b.   Bradesco's direct or indirect controller:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

403– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Marcos Bader and companies directly or indirectly controlled by Banco Bradesco S.A.:

a.     name: Marcos Bader

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Note		Position	Note		Position	Note
Banco Bankpar S.A.	60.419.645/0001-95	General Director	-	Direct	General Director	-	Direct	General Director	-	Direct
Banco Bradescard S.A.	04.184.779/0001-01	General Director	-	Indirect	General Director	-	Indirect	General Director	-	Indirect
Banco Bradesco Cartões S.A.	59.438.325/0001-01	General Director	-	Direct	General Director	-	Direct	General Director	-	Direct
Elo Serviços S.A.	09.227.084/0001-75	Director	-	Indirect	Member of the Board of Directors and Director	Director’s mandate ended in April	Indirect	Member of the Board of Directors	-	Indirect
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	General Director	-	Indirect	General Director	Mandate ended August	Indirect	-	-	-
Tempo Serviços Ltda.	58.503.129/0001-00	General Director	-	Direct	General Director	-	Direct	General Director	-	Direct

404– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Marcos Bader and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Marcos Bader

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

405– Reference Form – 2013

12. General Meeting and Management

Marcos Daré

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Marcos Daré

b.   age: 55 years old

c.   profession: Banking

d.   CPF or passport number: CPF 874.059.628/15

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committee, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental Director, whose role pursuant the Bylaws is conducting the business of the pertinent department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

02.05.2004 – Director

406– Reference Form – 2013

12. General Meeting and Management

from 12.18.2009 – Departmental Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   Bradesco's direct or indirect controller:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

407– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Marcos Daré and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name:  Marcos Daré

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

408– Reference Form – 2013

12. General Meeting and Management

Marlene Morán Millan

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Marlene Morán Millan

b.   age: 49 years old

c.   profession: Banking

d.   CPF or passport number: CPF 076.656.518/10

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental Director, whose role pursuant the Bylaws is conducting the business of the pertinent Department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 03.12.2007 – Departmental Director

409– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   Bradesco's direct or indirect controller:

 SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

410– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Ms. Marlene Moran Millan and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Marlene Morán Millan

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

411– Reference Form – 2013

12. General Meeting and Management

Marlos Francisco de Souza Araujo

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Marlos Francisco de Souza Araujo

b.   age: 35 years old

c.   profession: Banking

d.   CPF or passport number: CPF 274.447.478/90

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Executive Superintendent of O&M Departments, whose main duty was to assist the Departmental Director by promoting solutions for improvements in the Organization structures, management and processes aligned to the corporate strategy.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Bradespar S.A.

position and duties: Deputy Member of the Fiscal Council, from 4.30.2010 to 04.29.2013, whose functons set forth by law were: supervise the acts of the administrators and verify the fulfilment of their legal and statutory duties; express an opinion on the annual report of the administration, its opinion the additional information that it deems necessary or useful to the decision of the general meeting; express an opinion on the proposals of the management bodies to be submitted to the General Assembly, concerning the modification of the social capital, the issuance of debentures or subscription warrants, investment plans or budgets of capital, dividend distribution, transformation, merger or division; report to management bodies and if they do not take the necessary measures for the protection of the interests of the company, to the General Assembly, errors, frauds or crimes that discover and suggest measures useful to society; convene the annual general meeting, if the administration organs slow down for more than 1 month to convene, and the extraordinary, always occurring serious or urgent grounds, including on the agenda of the assemblies the matters they consider necessary; look, at least on a quarterly basis, the balance sheet and other financial statements drawn up from time to time by the company; examine the financial statements of the fiscal year and they give an opinion.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Participation as a partner or shareholder of other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradespar:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Others:

Aguiar Family.

412– Reference Form – 2013

12. General Meeting and Management

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 03.11.2013 – Departmental Director

Bradespar S.A.

4.30.2010 to 4.29.2013 – Deputy Member of the Fiscal Council

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by the issuer

None.

b.  direct or indirect controller of issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

413– Reference Form – 2013

12. General Meeting and Management

Nobuo Yamazaki

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Nobuo Yamazaki

b.   age: 48 years old

c.   profession: Banking

d.   CPF or passport number: CPF 180.387.998/01

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental Director, whose role pursuant the Bylaws is conducting the business of the pertinent Department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

414– Reference Form – 2013

12. General Meeting and Management

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 06.30.2008 – Departmental Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by the issuer

None.

b. direct or indirect controller of issuer

None.

NOTHING TO DECLARE.                                         c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

Octavio Manoel Rodrigues de Barros

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Octavio Manoel Rodrigues de Barros

b.   age: 57 years old

415– Reference Form – 2013

12. General Meeting and Management

c.   profession: Banking

d.   CPF or passport number: CPF 817.568.878/53

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.10.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental Director, whose role pursuant the Bylaws is conducting the business of the pertinent Department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 06.27.2005 – Departmental Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

416– Reference Form – 2013

12. General Meeting and Management

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by the issuer

None.

b. Bradesco’s direct or indirect controller:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

417– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Octavio Manoel Rodrigues de Barros and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Octavio Manoel Rodrigues de Barros

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

418 – Reference Form – 2013

12. General Meeting and Management

Paulo Aparecido dos Santos

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Paulo Aparecido dos Santos

b.   age: 48 years old

c.   profession: Banking

d.   CPF or passport number: CPF 072.150.698/42

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental Director, whose role pursuant the Bylaws is conducting the business of the pertinent Department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

419– Reference Form – 2013

12. General Meeting and Management

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 05.25.2009 – Departmental Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by the issuer

None.

b. Bradesco’s direct or indirect controller:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

420– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Paulo Aparecido dos Santos and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Paulo Aparecido dos Santos

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

421– Reference Form – 2013

12. General Meeting and Management

Paulo Faustino da Costa

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Paulo Faustino da Costa

b.   age: 48 years old

c.   profession: Banking

d.   CPF or passport number: CPF 055.681.898/97

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.10.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental Director, whose role pursuant the Bylaws is conducting the business of the pertinent Department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 01.27.2010 – Departmental Director

422– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b.   Bradesco’s direct or indirect controller:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

423– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Paulo Faustino da Costa and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name: Paulo Faustino da Costa

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Subsidiary	2011		Subsidiary	2012		Subsidiary
		Position	Note		Position	Note		Position	Note
Bradesco Securities, Inc.	-	Member of the Board of Directors and CEO	CEO’s mandate ended in September	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Bradesco Securities Uk Limited	-	Member of the Board of Directors and CEO	CEO’s mandate ended in April	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct

424– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Paulo Faustino da Costa and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Paulo Faustino da Costa

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

425– Reference Form – 2013

12. General Meeting and Management

Roberto Sobral Hollander

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Roberto Sobral Hollander

b.   age: 62 years old

c.   profession: Banking

d.   CPF or passport number: CPF 301.257.408/59

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental Director, whose role pursuant the Bylaws is conducting the business of the pertinent Department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 02.10.2003 – Departmental Director

426– Reference Form – 2013

12. General Meeting and Management

Banco Boavista Interatlântico S.A.

07.01.1998 to 10.18.2000 – Executive Director (CVM registration canceled 12.08.1999)

Boavista S.A. Arrendamento Mercantil

11.17.2000 to 04.30.2003 – Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   Bradesco’s direct or indirect controller:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

427– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Roberto Sobral Hollander and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Roberto Sobral Hollander

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

428– Reference Form – 2013

12. General Meeting and Management

Rogério Pedro Câmara

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Rogério Pedro Câmara

b.   age: 49 years old

c.   profession: Banking

d.   CPF or passport number: CPF 063.415.178/90

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental Director, whose role pursuant the Bylaws is conducting the business of the pertinent Department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

429– Reference Form – 2013

12. General Meeting and Management

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

06.01.2011 – Director

from 01.03.2012 – Departmental Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by the issuer

None.

b. Bradesco’s direct or indirect controller:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

430– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Rogério Pedro Câmara and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.  name: Rogério Pedro Câmara

position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the Board of Governors	-	Direct

431– Reference Form – 2013

12. General Meeting and Management

Waldemar Ruggiero Júnior

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name:  Waldemar Ruggiero Júnior

b.   age: 55 years old

c.   profession: Banking

d.   CPF or passport number: CPF 047.681.808/76

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committees, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental Director, whose role pursuant the Bylaws is conducting the business of the pertinent Department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

432– Reference Form – 2013

12. General Meeting and Management

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 03.10.2011 – Departmental Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   Bradesco’s direct or indirect controller:

SEE ANNEX.

c.   if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

433– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Ms. Waldemar Ruggiero Júnior and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.           name: Waldemar Ruggiero Júnior

b.           position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	Member of the Managing Board	-	Direct	Member of the Board of Governors	-	Direct

434– Reference Form – 2013

12. General Meeting and Management

Walkiria Schirrmeister Marquetti

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Walkiria Schirrmeister Marquetti

b.   age: 52 years old

c.   profession: Banking

d.   CPF or passport number: CPF 048.844.738/09

e.   elected position held: Departmental Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Participates in Committee, as mentioned in item 12.7.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Departmental Director, whose role pursuant the Bylaws is conducting the business of the pertinent Department and advising other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 03.12.2007 – Departmental Director

435– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d. (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by the issuer

None.

b.   Bradesco’s direct or indirect controller:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

436– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Ms. Walkiria Schirrmeister Marquetti and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.  name: Walkiria Schirrmeister Marquetti

b. position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct

437– Reference Form – 2013

12. General Meeting and Management

Officers

Antonio Chinellato Neto

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Antonio Chinellato Neto

b.   age: 55 years old

c.   profession: Banking

d.   CPF or passport number: CPF 029.888.168/32

e.   elected position held: Director

f.    date of election: 03.11.2013

g.   date took office: 5.10.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 – Director

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

438– Reference Form – 2013

12. General Meeting and Management

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   Bradesco’s direct or indirect controller:

SEE ANNEX.

c.   if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

439– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Antonio Chinellato Neto and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.  name: Antonio Chinellato Neto

position held with Bradesco: Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the Board of Governors	-	Direct

440– Reference Form – 2013

12. General Meeting and Management

Cláudio Borges Cassemiro

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Cláudio Borges Cassemiro

b.   age: 55 years old

c.   profession: Banking

d.   CPF or passport number: CPF 849.805.678/00

e.   elected position held: Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Director, whose role pursuant the Bylaws is to fulfill the duties attributed to him and advise other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 08.02.2010 – Director

b. description of any of the following events occurring during the last 5 years:

441– Reference Form – 2013

12. General Meeting and Management

i.      any criminal conviction

None.

ii.  any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   Bradesco’s direct or indirect controller:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

442– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Cláudio Borges Cassemiro and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.  name: Cláudio Borges Cassemiro

position held with Bradesco: Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the Board of Governors	-	Direct

443– Reference Form – 2013

12. General Meeting and Management

João Sabino

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: João Sabino

b.   age: 57 years old

c.   profession: Banking

d.   CPF or passport number: CPF 989.560.358/49

e.   elected position held: Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Director, whose role pursuant the Bylaws is to fulfill the duties attributed to him and advise other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 02.10.2012 – Director

b. description of any of the following events occurring during the last 5 years:

444– Reference Form – 2013

12. General Meeting and Management

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by the issuer

None.

b. Bradesco’s direct or indirect controller:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

445– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. João Sabino and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.  name: João Sabino

position held with Bradesco: Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the Board of Governors and Adjunct Director	-	Direct

446– Reference Form – 2013

12. General Meeting and Management

Osmar Roncolato Pinho

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Osmar Roncolato Pinho

b.   age: 59 years old

c.   profession: Banking

d.   CPF or passport number: CPF 689.926.298/34

e.   elected position held: Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Director, whose role pursuant the Bylaws is to fulfill the duties attributed to him and advise other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 10.17.2008 – Director

447– Reference Form – 2013

12. General Meeting and Management

CIBRASEC - Companhia Brasileira de Securitização

from 04.19.2007 – Alternate Member of the Board of Directors

Banco BEC S.A. (extinguished 11.30.2006)

01.03.2006 to 04.25.2006 – Alternate Member of the Fiscal Council

Bradespar S.A.

04.30.2002 – Alternate Member of the Fiscal Council

04.29.2005 to 04.29.2009 – Full Member of the Fiscal Council

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

Mr. Osmar Roncolato Pinho is the brother of Mr. Fernando Roncolato Pinho, Departmental Director of Bradesco.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   Bradesco’s direct or indirect controller:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

448– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Osmar Roncolato Pinho and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.  name: Osmar Roncolato Pinho

position held with Bradesco: Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the Board of Governors	-	Direct

449– Reference Form – 2013

12. General Meeting and Management

Paulo Manuel Taveira de Oliveira Ferreira

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Paulo Manuel Taveira de Oliveira Ferreira

b.   age: 48 years old

c.   profession: Banking

d.   CPF or passport number: CPF 127.009.368/17

e.   elected position held: Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Director, whose role pursuant the Bylaws is to fulfill the duties attributed to him and advise other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 02.10.2012 – Director

450– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii.   any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   Bradesco’s direct or indirect controller:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

451– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Paulo Manuel Taveira de Oliveira Ferreira and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.  name: Paulo Manuel Taveira de Oliveira Ferreira

position held with Bradesco: Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the Board of Governors	-	Direct

452– Reference Form – 2013

12. General Meeting and Management

Roberto de Jesus Paris

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Roberto de Jesus Paris

b.   age: 40 years old

c.   profession: Banking

d.   CPF or passport number: CPF 106.943.838/30

e.   elected position held: Director

f.    date of election: 03.11.2013

g.   date took office: 5.10.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Director, whose role pursuant the Bylaws is to fulfill the duties attributed to him and advise other members of the Executive Board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 06.01.2011 – Director

CETIP S.A.- Mercados Organizados

(ex-CETIP S.A. - Balcão Organizado de Ativos e Derivativos)

from 05.08.2009 – Member of the Board of Directors (CVM registration granted 10.26.2009)

453 – Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   Bradesco’s direct or indirect controller:

SEE ANNEX.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

454– Reference Form – 2013

12. General Meeting and Management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Roberto de Jesus Paris and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.  name: Roberto de Jesus Paris

position held with Bradesco: Director

Company	Corporate Tax No. (CNPJ)	2010		Controlling Company	2011		Controlling Company	2012		Controlling Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the Board of Governors	-	Direct

455– Reference Form – 2013

12. General Meeting and Management

Regional Officers

Alex Silva Braga

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Alex Silva Braga

b.   age: 48 years old

c.   profession: Banking

d.   CPF or passport number: CPF 509.505.336/53

e.   elected position held: Regional Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the Bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 – Regional Director

456– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   direct or indirect controller of the issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

457– Reference Form – 2013

12. General Meeting and Management

Almir Rocha

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Almir Rocha

b.   age: 48 years old

c.   profession: Banking

d.   CPF or passport number: CPF 125.546.708/89

e.   elected position held: Regional Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the Bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 – Regional Director

458– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.   any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   direct or indirect controller of the issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

459– Reference Form – 2013

12. General Meeting and Management

Antonio Gualberto Diniz

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Antonio Gualberto Diniz

b.   age: 51 years old

c.   profession: Banking

d.   CPF or passport number: CPF 053.485.748/56

e.   elected position held: Regional Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the Bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 – Regional Director

460– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.   any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   direct or indirect controller of the issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

461– Reference Form – 2013

12. General Meeting and Management

Antonio Piovesan

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Antonio Piovesan

b.   age: 52 years old

c.   profession: Banking

d.   CPF or passport number: CPF 015.525.598/31

e.   elected position held: Regional Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the Bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 – Regional Director

462– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   direct or indirect controller of the issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

463– Reference Form – 2013

12. General Meeting and Management

Carlos Alberto Alástico

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Carlos Alberto Alástico

b.   age: 52 years old

c.   profession: Banking

d.   CPF or passport number: CPF 002.744.798/77

e.   elected position held: Regional Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the Bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 01.03.2012 – Regional Director

464– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   direct or indirect controller of the issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

465– Reference Form – 2013

12. General Meeting and Management

Delvair Fidêncio de Lima

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Delvair Fidêncio de Lima

b.   age: 53 years old

c.   profession: Banking

d.   CPF or passport number: CPF 005.645.288/89

e.   elected position held: Regional Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the Bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 – Regional Director

466– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by the issuer

None.

b. direct or indirect controller of the issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

467– Reference Form – 2013

12. General Meeting and Management

Francisco Aquilino Pontes Gadelha

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Francisco Aquilino Pontes Gadelha

b.   age: 55 years old

c.   profession: Banking

d.   CPF or passport number: CPF 089.915.023/34

e.   elected position held: Regional Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the Bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 – Regional Director

468– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   direct or indirect controller of the issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

469– Reference Form – 2013

12. General Meeting and Management

Francisco Assis da Silveira Junior

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Francisco Assis da Silveira Junior

b.   age: 47 years old

c.   profession: Banking

d.   CPF or passport number: CPF 075.811.178/98

e.   elected position held: Regional Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the Bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 – Regional Director

470– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   direct or indirect controller of the issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

471– Reference Form – 2013

12. General Meeting and Management

Geraldo Dias Pacheco

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Geraldo Dias Pacheco

b.   age: 53 years old

c.   profession: Banking

d.   CPF or passport number: CPF 389.678.049/20

e.   elected position held: Regional Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the Bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 – Regional Director

472– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   direct or indirect controller of the issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

473– Reference Form – 2013

12. General Meeting and Management

João Alexandre Silva

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: João Alexandre Silva

b.   age: 49 years old

c.   profession: Banking

d.   CPF or passport number: CPF 534.562.979/04

e.   elected position held: Regional Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the Bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 – Regional Director

474– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   direct or indirect controller of the issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

475– Reference Form – 2013

12. General Meeting and Management

José Sergio Bordin

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: José Sergio Bordin

b.   age: 44 years old

c.   profession: Banking

d.   CPF or passport number: CPF 095.407.008/92

e.   elected position held: Regional Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the Bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 – Regional Director

476– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   direct or indirect controller of the issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

477– Reference Form – 2013

12. General Meeting and Management

Leandro José Diniz

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Leandro José Diniz

b.   age: 46 years old

c.   profession: Banking

d.   CPF or passport number: CPF 062.643.218/93

e.   elected position held: Regional Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the Bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 01.03.2012 – Regional Director

478– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

None.

b. (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None

b.   direct or indirect controller of the issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

479– Reference Form – 2013

12. General Meeting and Management

Luis Carlos Furquim Vermieiro

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Luis Carlos Furquim Vermieiro

b.   age: 51 years old

c.   profession: Banking

d.   CPF or passport number: CPF 424.289.559/34

e.   elected position held: Regional Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the Bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

06.01.2011 – Director

from 03.09.2012 – Regional Director

480– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   direct or indirect controller of the issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

481– Reference Form – 2013

12. General Meeting and Management

Mauricio Gomes Maciel

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Mauricio Gomes Maciel

b.   age: 45 years old

c.   profession: Banking

d.   CPF or passport number: CPF 074.061.198/44

e.   elected position held: Regional Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the Bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 – Regional Director

482– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   direct or indirect controller of the issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

483– Reference Form – 2013

12. General Meeting and Management

Volnei Wulff

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Volnei Wulff

b.   age: 54 years old

c.   profession: Banking

d.   CPF or passport number: CPF 292.938.559/68

e.   elected position held: Regional Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the Bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 – Regional Director

484– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by the issuer

None.

b. direct or indirect controller of the issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

485– Reference Form – 2013

12. General Meeting and Management

Wilson Reginaldo Martins

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Wilson Reginaldo Martins

b.   age: 47 years old

c.   profession: Banking

d.   CPF or passport number: CPF 337.633.301/78

e.   elected position held: Regional Director

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the Bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 – Regional Director

486– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   direct or indirect controller of the issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

487– Reference Form – 2013

12. General Meeting and Management

Fiscal Council

Nelson Lopes de Oliveira

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: Nelson Lopes de Oliveira

b.     age: 71 years old

c.     profession: Business

d.     CPF or passport number: CPF 036.974.608/20

e.     elected position held: Full Member of the Fiscal Council, acting as Coordinator

f.      date of election: 03.11.2013

g.     date took office: 04.17.2013

h.     mandate: of one (1) year.

i.      other positions and duties with issuer: None.

j.      indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Full Member of the Fiscal Council acting as Coordinator, with the attributions set forth in Article 163 of Law No. 6,404/76.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.   list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

09.01.1989 – Regional Director

03.10.1998 – Departmental Director

03.14.2002 – Alternate Member of the Fiscal Council

from 09.03.2008 – Full Member of the Fiscal Council

488– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b. direct or indirect controller of the issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

489– Reference Form – 2013

12. General Meeting and Management

João Carlos de Oliveira

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: João Carlos de Oliveira

b.     age: 60 years old

c.     profession: Corporate Consultant

d.     CPF or passport number: CPF 171.602.609/10

e.   elected position held: Full Member of the Fiscal Council

f.      date of election: 03.11.2013

g.     date took office: 04.18.2013

h.     mandate: of one (1) year.

i.      other positions and duties with issuer: None.

j.      indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration  committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Tecnologia Bancária S.A.

position and duties: From May 2008 through April 2009, he held the office of Corporate Consultant for the assembly of the cash transportation company TBForte, by setting control levels, security and operation processes. From July 2009 through January 2013, he held the office of Internal Audit Superintendent, whose duties included to guide operational, financial and strategic process audits, reporting to the Committee for Audit and Board of Directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Specialized in the management of Automated Teller Machine networks intended primarily to operate as a complementary bank network for the bank’s relationship with its customers.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of TecBan securities:

Tbnet Comércio, Locação e Administração Ltda.; TBForte - Transportadora de Valores Brasil Forte Ltda.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 03.11.2013 – Full Member of the Fiscal Council

490– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.   issuer's management

None.

b.   (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.   (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by the issuer

None.

b. direct or indirect controller of the issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

491– Reference Form – 2013

12. General Meeting and Management

Domingos Aparecido Maia

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Domingos Aparecido Maia

b.   age: 61 years old

c.   profession: Accountant

d.   CPF or passport number: CPF 714.810.018/68

e.   elected position held: Full Member of the Fiscal Council

f.    date of election: 03.11.2013

g.   date took office: 04.17.2013

h.   mandate: of one (1) year.

i.    other positions and duties with issuer: None.

j.    indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Full Member of the Fiscal Council, with the attributions set forth in Article 163 of Law No. 6,404/76.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 03.10.2005 – Full Member of the Fiscal Council

Banco Baneb S.A.

09.01.1999 to 03.31.2001 – Director (CVM registration canceled 12.01.2000)

492– Reference Form – 2013

12. General Meeting and Management

CPM Braxis S.A.

1995 to 1996 – Executive Vice-President

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b. direct or indirect controller of the issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

493– Reference Form – 2013

12. General Meeting and Management

Jorge Tadeu Pinto de Figueiredo

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: Jorge Tadeu Pinto de Figueiredo

b.     age: 60 years old

c.     profession: Attorney

d.     CPF or passport number: CPF 399.738.328/68

e.     elected position held: Alternate Member of the Fiscal Council

f.      date of election: 03.11.2013

g.     date took office: 4.29.2013

h.     mandate: one (1) year.

i.      other positions and duties with issuer: None.

j.      indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Alternate Member of the Fiscal Council, with the attributions set forth in Article 163 of Law No. 6,404/76.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.10.1998 to 03.10.2000 – Departmental Director

03.14.2002 to 03.12.2007 – Alternate Member of the Fiscal Council

from 03.10.2009 – Alternate Member of the Fiscal Council

494– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   direct or indirect controller of the issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

495– Reference Form – 2013

12. General Meeting and Management

Renaud Roberto Teixeira

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: Renaud Roberto Teixeira

b.     age: 70 years old

c.     profession: Business

d.     CPF or passport number: CPF 057.180.078/53

e.     elected position held: Alternate Member of the Fiscal Council

f.      date of election: 03.11.2013

g.     date took office: 4.29.2013

h.     mandate: one (1) year.

i.      other positions and duties with issuer: None.

j.      indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Alternate Member of the Fiscal Council, with the attributions set forth in Article 163 of Law No. 6,404/76.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

01.02.1995 to 03.10.2004 – Regional Director

from 03.10.2005 – Alternate Member of the Fiscal Council

496– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   direct or indirect controller of the issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

497– Reference Form – 2013

12. General Meeting and Management

João Batistela Biazon

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: João Batistela Biazon

b.     age: 68 years old

c.     profession: Business

d.     CPF or passport number: CPF 003.505.919/20

e.     elected position held: Alternate Member of the Fiscal Council

f.      date of election: 03.11.2013

g.     date took office: 4.29.2013

h.     mandate: one (1) year.

i.      other positions and duties with issuer: None.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and remuneration committees, even if such committees or structures are not statutory

None.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Alternate Member of the Fiscal Council, with the attributions set forth in Article 163 of Law No. 6,404/76.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.10.1989 – Regional Director

08.27.2001 – Departmental Director

from 03.12.2007 – Alternate Member of the Fiscal Council

498– Reference Form – 2013

12. General Meeting and Management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

None.

ii.     any conviction in CVM administrative proceedings and penalties applied

None.

iii.  any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

None.

b.      (i) issuer's management and (ii) the management of directly or indirectly held subsidiaries of the issuer

None.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers

None.

d.      (i) issuer's management and (ii) the management of the companies directly and indirectly holding control of the issuer

None.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

None.

b.   direct or indirect controller of the issuer

None.

c. if material, a supplier, customer, debtor or creditor of the issuer, or its subsidiary or controlling companies or subsidiaries of any of the latter

None.

499– Reference Form – 2013

12. General Meeting and Management

12.11 - Agreements including insurance policies for payment or reimbursement of expenses incurred by directors and officers

Banco Bradesco S.A. annually arranges the Seguro de Responsabilidade Civil Geral de Administradores (Directors and Officers insurance – D&O coverage) for itself and its subsidiaries, for the duration of 12 months, in order to provide worldwide coverage of its directors’ or officers’ risk of claims for damages and compensation or legal actions made by individuals, corporations or government bodies, or by agencies alleging they have been harmed by acts committed by the insured.  Policies cover claims against those insured exclusively for harmful events (culpable, but not intentional actions) committed by the insured.

“Insured” herein means any person who has been, is, or may be, as applicable, a member of the Board of Directors, Executive Board, Fiscal Council or any other statutory body or body created by Bradesco’s Bylaws or those of its subsidiaries, or any employee who has powers of representation in relation to third parties, or whose job involves representing a fact or right of the Company to third parties.

Coverage is worldwide except for claims for environmental damage in the United States. Coverage arranged for 2012 was US$ 100 million.

Total insurance premiums	US$ 1.7 mn (+ 7% IOF)
Chubb	US$ 532 thousand (+ 7% IOF)
Ace	US$ 499 thousand (+ 7% IOF)
Chubb	US$ 171 thousand (+ 7% IOF)
Zurich	US$ 318 thousand (+ 7% IOF)
Chartis	US$ 180 thousand (+ 7% IOF)

12.12. Supply other information the issuer believes is material:

Item	Described matters
1)	Information related to item 12.7.
2)

Positions held by members of the board of directors in the board of directors and Fiscal Council, Committees and Executive Bodies of other Companies or Entities, pursuant to Item 4.4 of Corporate Governance Level-1 List of BM&FBovespa, in addition to those referred to in Items 12.6/8 and 12.10.

3)	Information on ABRASCA Open Company Self-Regulation and Good Practices Code.
4)	Education Level of Managers and Members of the Fiscal Council.

500– Reference Form – 2013

12. General Meeting and Management

1)   Information related to item 12.7:

Remuneration Committee

Name	Age	Profession:	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Lázaro de Mello Brandão	86	Banking	004.637.528/72	Coordinator	03.11.2013	3.11.2013	Of one (1) year, extending to the entrance into office of Members to be designated in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.	President of the Board of Directors	Yes
Antônio Bornia	77		003.052.609/44	Member				Vice-President of the Board of Directors
Mário da Silveira Teixeira Júnior	67		113.119.598/15					Member of the Board of Directors
Luiz Carlos Trabuco Cappi	61		250.319.028/68					Member of the Board of Directors and CEO
Carlos Alberto Rodrigues Guilherme	69		021.698.868/34					Member of the Board of Directors
Milton Matsumoto	68		081.225.550/04
Sérgio Nonato Rodrigues	58		762.457.308/30	Non-Manager Member				Executive Superintendent

501– Reference Form – 2013

12. General Meeting and Management

Committee for Audit

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Carlos Alberto Rodrigues Guilherme	69	Banking	021.698.868/34	Coordinator	03.11.2013		Of one (1) year, extending to the entrance into office of Members to be designated in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.	Member of the Board of Directors	Yes
José Lucas Ferreira de Melo	56	Accountant	117.307.901/78	Member				None
Romulo Nagib Lasmar	67	Attorney	010.923.241/00
Osvaldo Watanabe	59	Economist and Accountant	668.886.388/04

502– Reference Form – 2013

12. General Meeting and Management

Description of the Members of the Committee for Audit, according to ICVM no. 509, of 11.16.2011

Carlos Alberto Rodrigues Guilherme

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.   name: Carlos Alberto Rodrigues Guilherme

b.   age: 69 years old

c.   profession: Banking

d.   CPF or passport number: CPF 021.698.868/34

e.   elected position held: Member of the Committee for Audit, acting as Coordinator.

f.    date of election: 03.11.2013

g.   date took office: 5.15.2013

h.   mandate: of one (1) year, extending to the entrance into office of Members to be designated in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.    other positions and duties with Bradesco: Member of the Board of Directors (Non-Executive Director). Member of the Statutory Committees for: Remuneration; Ethical Conduct; and Internal Controls and Compliance.

j.    indicate if elected by the controller or not: Yes.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Member of the Committee for Audit acting as Coordinator, whose duties are established by Article 15 of Resolution No. 3,198, of 05.27.2004, of Central Bank of Brazil; and Member of the Board of Directors (Non-Executive Director), whose duties are the same of the Board of Directors that are established in the law and in the Company’s Bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Bradesco Leasing S.A. - Arrendamento Mercantil

position and duties: Member of the Board of Directors (Non-Executive Member), whose attributions are those set forth in law and in the Company's Bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Leasing securities:

- Controlling Group:

Direct: Banco Bradesco S.A.

503– Reference Form – 2013

12. General Meeting and Management

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

company: Bradespar S.A.

position and duties: Member of the Board of Directors (Non-Executive Member), whose attributions are those set forth in law and in the Company's Bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradespar:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.10.1986 – Departmental Director

03.10.1998 – Adjunct Executive Director

03.10.1999 – Managing Executive Director

from 03.10.2009 – Member of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

from 04.30.2009 – Member of the Board of Directors

Bradespar S.A.

from 04.29.2009 – Member of the Board of Directors

Banco BERJ S.A.

(former Banco do Estado do Rio de Janeiro S.A. - BERJ)

11.03.2011 to 10.08.2012 – Member of the Board of Directors (CVM registration canceled 06.11.2012)

Banco de Crédito Real de Minas Gerais S.A. (extinguished 09.01.2004)

04.30.1998 to 04.29.2003 – Director (CVM registration canceled 06.30.1998)

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

José Lucas Ferreira de Melo

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a. name: José Lucas Ferreira de Melo

b. age: 56 years old

c. profession: Accountant

d. CPF or passport number: CPF 117.307.901/78

504– Reference Form – 2013

12. General Meeting and Management

e. elected position held: Member of the Committee for Audit

f.   date of election: 03.11.2013

g. date took office: 5.15.2013

h. mandate: of one (1) year, extending to the entrance into office of members to be designated in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.   other positions and duties with Bradesco: None.

j.   indicate if elected by the controller or not: Yes.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Member of the Committee for Audit, whose duties are established by Article 15 of Resolution No. 3,198, of 05.27.2004, of Central Bank of Brazil.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Dufry South America

from April/2009 – Member of the Board of Directors (CVM registration canceled 05.21.2010)

International Meal Company Holdings S.A.

from 2011 – Member of the Board of Directors

DASA - Diagnósticos da América S.A.

April/2009 to August/2012 – Member of the Board of Directors

Dibens Leasing S.A. - Arrendamento Mercantil

from 2007 to 2009 – Member of the Board of Directors

Unibanco - União de Bancos Brasileiros S.A.

from 1999 to 2004 – Adjunct Executive Director

from 2004 to 2007 – Executive Vice-President

Unibanco Holdings S.A. (incorporated by Banco Itaú S.A.)

from 2003 to 2009 – Executive Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

505– Reference Form – 2013

12. General Meeting and Management

Romulo Nagib Lasmar

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a. name: Romulo Nagib Lasmar

b.  age: 67 years old

c. profession: Attorney

d. CPF or passport number: CPF 010.923.241/00

e. elected position held: Member of the Committee for Audit

f.   date of election: 03.11.2013

g. date took office: 5.15.2013

h. mandate: of one (1) year, extending to the entrance into office of members to be designated in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.   other positions and duties with Bradesco: None.

j.   indicate if elected by the controller or not: Yes.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Member of the Committee for Audit, whose duties are established by Article 15 of Resolution No. 3,198, of 05.27.2004, of Central Bank of Brazil.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.10.1998 to 03.12.2007 – Departmental Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

Osvaldo Watanabe

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a. name: Osvaldo Watanabe

506– Reference Form – 2013

12. General Meeting and Management

b. age: 59 years old

c. profession:  Economist and Accountant

d. CPF or passport number: CPF 668.886.388/04

e. elected position held: Member of the Committee for Audit

f.   date of election: 03.11.2013

g. date took office: 5.15.2013

h. mandate: of one (1) year, extending to the entrance into office of members to be designated in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.   other positions and duties with Bradesco: None.

j.   indicate if elected by the controller or not: Yes.

12.8. In relation to the issuer's management, members of the fiscal council and members of the statutory committee for audit, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Member of the Committee for Audit, whose duties are established by Article 15 of Resolution No. 3,198, of 05.27.2004, of Central Bank of Brazil.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. list all management positions the person holds or held in publicly-held companies

None.

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in CVM administrative proceedings and penalties applied

None.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

None.

507– Reference Form – 2013

12. General Meeting and Management

Committee for Internal Controls and Compliance

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Mário da Silveira Teixeira Júnior	67	Banking	113.119.598/15	Coordinator	There is no Designation Date.	There is no Date took office	Indefinite	Member of the Board of Directors	Yes
Carlos Alberto Rodrigues Guilherme	69		021.698.868/34	Member
Milton Matsumoto	68		081.225.550/04
Julio de Siqueira Carvalho de Araujo	58		425.327.017/49					Executive Vice-President
Domingos Figueiredo de Abreu	54		942.909.898/53
Marco Antonio Rossi	52		015.309.538/55
Alexandre da Silva Glüher	52		282.548.640/04					Managing Executive Director
Clayton Camacho	51		049.313.418/29					Departmental Director
Frederico William Wolf	56		882.992.108/44
Roberto Sobral Hollander	62		301.257.408/59
Rogério Pedro Câmara	49		063.415.178/90

508– Reference Form – 2013

12. General Meeting and Management

Committee for Ethical Conduct

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Milton Matsumoto	68	Banking	081.225.550/04	Coordinator	There is no Designation Date.	There is no Date took office	Indefinite	Member of the Board of Directors	Yes
Carlos Alberto Rodrigues Guilherme	69		021.698.868/34	Member
Julio de Siqueira Carvalho de Araujo	58		425.327.017/49					Executive Vice-President
Domingos Figueiredo de Abreu	54		942.909.898/53
Marco Antonio Rossi	52		015.309.538/55
Alexandre da Silva Glüher	52		282.548.640/04					Managing Executive Director
André Rodrigues Cano	54		005.908.058/27
Josué Augusto Pancini	53		966.136.968/20
Clayton Camacho	51		049.313.418/29					Departmental Director
Frederico William Wolf	56		882.992.108/44
Glaucimar Peticov	50		059.348.278/63
José Luiz Rodrigues Bueno	59		586.673.188/68
Júlio Alves Marques	60		618.635.808/91					Departmental Director and Ombudsman
Rogério Pedro Câmara	49		063.415.178/90					Departmental Director

509– Reference Form – 2013

12. General Meeting and Management

Committee for Integrated Risk Management and Capital Allocation

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Julio de Siqueira Carvalho de Araujo	58	Banking	425.327.017/49	Coordinator	There is no Designation Date.	There is no Date took office	Indefinite	Executive Vice-President	Yes
Domingos Figueiredo de Abreu	54		942.909.898/53	Member
José Alcides Munhoz	64		064.350.330/72
Aurélio Conrado Boni	61		191.617.008/00
Sérgio Alexandre Figueiredo Clemente	53		373.766.326/20
Marco Antonio Rossi	52		015.309.538/55
Alexandre da Silva Glüher	52		282.548.640/04					Managing Executive Director
Alfredo Antônio Lima de Menezes	50		037.958.008/03
Luiz Carlos Angelotti	48		058.042.738/25					Managing Executive Director and Investor Relations Director
Marlos Francisco de Souza Araujo	35		274.447.478/90					Departmental Director
Roberto Sobral Hollander	62		301.257.408/59

Disclosure Executive Committee

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Luiz Carlos Angelotti	48	Banking	058.042.738/25	Coordinator	There is no Designation Date.	There is no Date took office	Indefinite	Managing Executive Officer and Investors Relations Officer	Sim
Julio de Siqueira Carvalho de Araujo	58		425.327.017/49	Member				Executive Vice President
Domingos Figueiredo de Abreu	54		942.909.898/53
Marco Antonio Rossi	52		015.309.538/55
Alexandre da Silva Glüher	52		282.548.640/04					Managing Executive Officer
Moacir Nachbar Junior	48		062.947.708/66					Executive Deputy Officer
Antonio José da Barbara	44		083.858.728/33					Department Officer
Marcos Aparecido Galende	46		089.419.738/05
Paulo Faustino da Costa	48		055.681.898/97
Haydewaldo Roberto Chamberlain da Costa	53	Insurance	756.039.427/20					Nothing
Marcelo Santos Dall'Occo	46	Banking	054.500.438/13					Department Officer

510– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Corporate Governance

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Luiz Carlos Angelotti	48	Banking	058.042.738/25	Coordinator	None	None	Indefinite	Managing Executive Director and Investor Relations Director	Yes
Julio de Siqueira Carvalho de Araujo	58		425.327.017/49	Member				Executive Vice-President
Domingos Figueiredo de Abreu	54		942.909.898/53
Alexandre da Silva Glüher	52		282.548.640/04					Managing Executive Director
Moacir Nachbar Junior	48		062.947.708/66					Adjunct Executive Director
Antonio José da Barbara	44		083.858.728/33					Departmental Director
Frederico William Wolf	56		882.992.108/44
Paulo Faustino da Costa	48		055.681.898/97
Roberto Sobral Hollander	62		301.257.408/59
Rogério Pedro Câmara	49		063.415.178/90
Marcelo Santos Dall’Occo	46		054.500.438/13

511– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Market and Liquidity Risk Management

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Julio de Siqueira Carvalho de Araujo	58	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-President	Yes
Alexandre da Silva Glüher	52		282.548.640/04	Coordinator				Managing Executive Director
Alfredo Antônio Lima de Menezes	50		037.958.008/03	Member
Luiz Carlos Angelotti	48		058.042.738/25					Managing Executive Director and Investor Relations Director
Moacir Nachbar Junior	48		062.947.708/66					Adjunct Executive Director
André Bernardino da Cruz Filho	53		192.221.224/53					Departmental Director
Cassiano Ricardo Scarpelli	44		082.633.238/27
José Luis Elias	57		719.038.288/72
Roberto Sobral Hollander	62		301.257.408/59
Tarcísio José Massote de Godoy	49	Insurance	316.688.601/04					None

512– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Credit Risk Management

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Julio de Siqueira Carvalho de Araujo	58	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-President	Yes
José Alcides Munhoz	64		064.350.330/72
Alexandre da Silva Glüher	52		282.548.640/04	Coordinator				Managing Executive Director
Josué Augusto Pancini	53		966.136.968/20	Member
Luiz Carlos Angelotti	48		058.042.738/25					Managing Executive Director and Investor Relations Director
Marcelo de Araújo Noronha	47		360.668.504/15					Managing Executive Director
André Marcelo da Silva Prado	51		797.052.867/87					Adjunct Executive Director
Luiz Fernando Peres	62		411.482.078/72
Adineu Santesso	60		401.747.518/34					Departmental Director
Eurico Ramos Fabri	40		248.468.208/58
Roberto Sobral Hollander	62		301.257.408/59
Tarcísio José Massote de Godoy	49	Insurance	316.688.601/04					None

513– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Operational Risk Management

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Alexandre da Silva Glüher	52	Banking	282.548.640/04	Coordinator	None	None	Indefinite	Managing Executive Director	Yes
Julio de Siqueira Carvalho de Araujo	58		425.327.017/49	Member				Executive Vice-President
André Rodrigues Cano	54		005.908.058/27					Managing Executive Director
Nilton Pelegrino Nogueira	59		680.389.338/34
Marcelo de Araújo Noronha	47		360.668.504/15
Josué Augusto Pancini	53		966.136.968/20
Maurício Machado de Minas	53		044.470.098/62
Moacir Nachbar Junior	48		062.947.708/66					Adjunct Executive Director
Roberto Sobral Hollander	62		301.257.408/59					Departmental Director
Frederico William Wolf	56		882.992.108/44
Denise Pauli Pavarina	50		076.818.858/03					Adjunct Executive Director
Waldemar Ruggiero Júnior	55		047.681.808/76					Departmental Director
Clayton Camacho	51		049.313.418-29
Joel Antonio Scalabrini	53		926.230.698/91
Rogério Pedro Câmara	49	Banking	063.415.178/90	Member	None	None	Indefinite	Departmental Director	Yes
Tarcísio José Massote de Godoy	49	Insurance	316.688.601/04					None
Luiz Carlos Angelotti	48	Banking	058.042.738/25					Managing Executive Director and Investor Relations Director

514– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Anti-Money Laundering and Terrorist Financing

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
José Alcides Munhoz	64	Banking	064.350.330/72	Member	None	None	Indefinite	Executive Vice-President	Yes
Sérgio Alexandre Figueiredo Clemente	53		373.766.326/20
Alexandre da Silva Glüher	52		282.548.640/04	Coordinator				Managing Executive Director
André Rodrigues Cano	54		005.908.058/27	Member
Josué Augusto Pancini	53		966.136.968/20
Marcelo de Araújo Noronha	47		360.668.504/15
Nilton Pelegrino Nogueira	59		680.389.338/34
Frederico William Wolf	56		882.992.108/44					Departmental Director
Rogério Pedro Câmara	49		063.415.178/90
Tarcísio José Massote de Godoy	49	Insurance	316.688.601/04					None

515– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Brazilian Payments System (SPB) and MES - Sisbacen Messaging

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Aurélio Conrado Boni	61	Banking	191.617.008/00	Coordinator	None	None	Indefinite	Executive Vice-President	Yes
Domingos Figueiredo de Abreu	54		942.909.898/53	Member
Maurício Machado de Minas	53		044.470.098/62					Managing Executive Director
Alexandre da Silva Glüher	52		282.548.640/04
Nilton Pelegrino Nogueira	59		680.389.338/34
André Bernardino da Cruz Filho	53		192.221.224/53					Departmental Director
Antonio Carlos Melhado	53		851.955.538/15
Fernando Roncolato Pinho	58		562.941.588/34
Joel Antonio Scalabrini	53		926.230.698/91
José Luis Elias	57		719.038.288/72
Luiz Alves dos Santos	61		387.923.898/72
Marlene Morán Millan	49		076.656.518/10
Roberto Sobral Hollander	62		301.257.408/59
Rogério Pedro Câmara	49		063.415.178/90
Waldemar Ruggiero Júnior	55		047.681.808/76

516– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Basel II Application

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Julio de Siqueira Carvalho de Araujo	58	Banking	425.327.017/49	Coordinator	None	None	Indefinite	Executive Vice-President	Yes
Domingos Figueiredo de Abreu	54		942.909.898/53	Member
José Alcides Munhoz	64		064.350.330/72
Aurélio Conrado Boni	61		191.617.008/00
Sérgio Alexandre Figueiredo Clemente	53		373.766.326/20
Marco Antonio Rossi	52		015.309.538/55
Maurício Machado de Minas	53		044.470.098/62					Managing Executive Director
Alexandre da Silva Glüher	52		282.548.640/04
Moacir Nachbar Junior	48		062.947.708/66					Adjunct Executive Director
Edilson Wiggers	44		641.036.099/15					Departmental Director
Frederico William Wolf	56		882.992.108/44
Octávio Manoel Rodrigues de Barros	57		817.568.878/53
Roberto Sobral Hollander	62		301.257.408/59
Rogério Pedro Câmara	49		063.415.178/90

517– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Corporate Security

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Aurélio Conrado Boni	61	Banking	191.617.008/00	Member	None	None	Indefinite	Executive Vice-President	Yes
Alexandre da Silva Glüher	52		282.548.640/04	Coordinator				Managing Executive Director
André Marcelo da Silva Prado	51		797.052.867/87	Member				Adjunct Executive Director
André Rodrigues Cano	54		005.908.058/27					Managing Executive Director
Josué Augusto Pancini	53		966.136.968/20
Maurício Machado de Minas	53		044.470.098/62
Arnaldo Nissental	57		425.048.807/15					Departmental Director
Clayton Camacho	51		049.313.418-29
Edilson Wiggers	44		641.036.099/15
Fernando Roncolato Pinho	58		562.941.588/34
Frederico William Wolf	56		882.992.108/44
Joel Antonio Scalabrini	53		926.230.698/91
José Luiz Rodrigues Bueno	59		586.673.188/68
Luiz Carlos Brandão Cavalcanti Junior	51		226.347.385/87
Roberto Sobral Hollander	62	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director	Yes
Rogério Pedro Câmara	49		063.415.178/90
Enrique Adan Y Coello	53	Insurance	037.520.188/28					None
Marcelo Frontini	47	Engineer	126.724.118/75

518– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Information Technology

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Aurélio Conrado Boni	61	Banking	191.617.008/00	Coordinator	None	None	Indefinite	Executive Vice-President	Yes
Maurício Machado de Minas	53		044.470.098/62	Member				Managing Executive Director
Antonio Carlos Melhado	53		851.955.538/15					Departmental Director
Douglas Tevis Francisco	50		040.066.838/63
Fernando Roncolato Pinho	58		562.941.588/34
Luiz Alves dos Santos	61		387.923.898/72
Waldemar Ruggiero Júnior	55		047.681.808/76
Walkiria Schirrmeister Marquetti	52		048.844.738/09
Julio de Siqueira Carvalho de Araujo	58		425.327.017/49					Executive Vice-President
Alexandre da Silva Glüher	52	Banking	282.548.640/04	Member	None	None	Indefinite	Managing Executive Director	Yes
André Rodrigues Cano	54		005.908.058/27
Luiz Carlos Angelotti	48		058.042.738/25					Managing Executive Director and Investor Relations Director
Nilton Pelegrino Nogueira	59		680.389.338/34					Managing Executive Director
Moacir Nachbar Junior	48		062.947.708/66					Adjunct Executive Director
Domingos Figueiredo de Abreu	54		942.909.898/53					Executive Vice-President
Josué Augusto Pancini	53		966.136.968/20					Managing Executive Director
Marcelo de Araújo Noronha	47		360.668.504/15
Altair Antônio de Souza	52		244.092.606/00					Adjunct Executive Director
José Alcides Munhoz	64		064.350.330/72					Executive Vice-President
Luiz Fernando Peres	62		411.482.078/72					Adjunct Executive Director
Octávio de Lazari Júnior	49		044.745.768/37
Sérgio Alexandre Figueiredo Clemente	53		373.766.326/20					Executive Vice-President
André Marcelo da Silva Prado	51		797.052.867/87					Adjunct Executive Director
Denise Pauli Pavarina	50		076.818.858/03
Marco Antonio Rossi	52		015.309.538/55					Executive Vice-President
Alfredo Antônio Lima de Menezes	50		037.958.008/03					Managing Executive Director

519– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Investment

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Julio de Siqueira Carvalho de Araujo	58	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-President	Yes
Domingos Figueiredo de Abreu	54		942.909.898/53
José Alcides Munhoz	64		064.350.330/72	Coordinator
Sérgio Alexandre Figueiredo Clemente	53		373.766.326/20	Member
Alexandre da Silva Glüher	52		282.548.640/04					Managing Executive Director
Alfredo Antônio Lima de Menezes	50		037.958.008/03
Josué Augusto Pancini	53		966.136.968/20
Luiz Carlos Angelotti	48		058.042.738/25					Managing Executive Director and Investor Relations Director
Nilton Pelegrino Nogueira	59		680.389.338/34					Managing Executive Director
Altair Antônio de Souza	52		244.092.606/00					Adjunct Executive Director
André Marcelo da Silva Prado	51		797.052.867/87
Denise Pauli Pavarina	50		076.818.858/03
Moacir Nachbar Junior	48		062.947.708/66
Octávio de Lazari Júnior	49		044.745.768/37
André Bernardino da Cruz Filho	53	Banking	192.221.224/53	Member	None	None	Indefinite	Departmental Director	Yes
Aurélio Guido Pagani	53		349.838.999/87
Cassiano Ricardo Scarpelli	44		082.633.238/27
Diaulas Morize Vieira Marcondes Junior	55		010.673.678/70
Guilherme Muller Leal	45		965.442.017/15
João Albino Winkelmann	50		394.235.810/72
José Luis Elias	57		719.038.288/72
Lúcio Rideki Takahama	50		052.446.968/74
Marcos Daré	55		874.059.628/15

520– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Credit

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Domingos Figueiredo de Abreu	54	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-President	Yes
José Alcides Munhoz	64		064.350.330/72	Coordinator
Sérgio Alexandre Figueiredo Clemente	53		373.766.326/20	Member
Josué Augusto Pancini	53		966.136.968/20					Managing Executive Director
André Marcelo da Silva Prado	51		797.052.867/87					Adjunct Executive Director
Luiz Fernando Peres	62		411.482.078/72
Octávio de Lazari Júnior	49		044.745.768/37
Eurico Ramos Fabri	40		248.468.208/58					Departmental Director

521– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Business of Bradesco Corporate, Bradesco Empresas, Câmbio-Área Internacional, BBI and Corretora

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Sérgio Alexandre Figueiredo Clemente	53	Banking	373.766.326/20	Coordinator	None	None	Indefinite	Executive Vice-President	Yes
Alfredo Antônio Lima de Menezes	50		037.958.008/03	Member				Managing Executive Director
André Marcelo da Silva Prado	51		797.052.867/87					Adjunct Executive Director
Guilherme Muller Leal	45		965.442.017/15					Departmental Director
Lúcio Rideki Takahama	50		052.446.968/74
Marlene Morán Millan	49		076.656.518/10
Luiz Antonio de Ulhôa Galvão	52	Business Manager	065.849.808/80					None
Renato Ejnisman	43	Banking	136.865.628/55

522– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Products and Services

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Julio de Siqueira Carvalho de Araujo	58	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-President	Yes
Domingos Figueiredo de Abreu	54		942.909.898/53
José Alcides Munhoz	64		064.350.330/72	Coordinator
Aurélio Conrado Boni	61		191.617.008/00	Member
Sérgio Alexandre Figueiredo Clemente	53		373.766.326/20
Maurício Machado de Minas	53		044.470.098/62					Managing Executive Director
Alexandre da Silva Glüher	52		282.548.640/04
André Rodrigues Cano	54		005.908.058/27
Josué Augusto Pancini	53		966.136.968/20
Moacir Nachbar Junior	48		062.947.708/66					Adjunct Executive Director
Edilson Wiggers	44		641.036.099/15					Departmental Director

523– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Tenders and Direct Negotiations with Public and Private Institutions

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Josué Augusto Pancini	53	Banking	966.136.968/20	Coordinator	None	None	Indefinite	Managing Executive Director	Yes
Altair Antônio de Souza	52		244.092.606/00	Member				Adjunct Executive Director
André Marcelo da Silva Prado	51		797.052.867/87
Aurélio Guido Pagani	53		349.838.999/87					Departmental Director
Fernando Antônio Tenório	51		226.475.114/20

524– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Capital Market

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Julio de Siqueira Carvalho de Araujo	58	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-President	Yes
José Alcides Munhoz	64		064.350.330/72
Sérgio Alexandre Figueiredo Clemente	53		373.766.326/20	Coordinator
Alexandre da Silva Glüher	52		282.548.640/04	Member				Managing Executive Director
Alfredo Antônio Lima de Menezes	50		037.958.008/03
Luiz Carlos Angelotti	48		058.042.738/25					Managing Executive Director and Investor Relations Director
Luiz Fernando Peres	62		411.482.078/72					Adjunct Executive Director
Moacir Nachbar Junior	48		062.947.708/66
André Bernardino da Cruz Filho	53		192.221.224/53					Departmental Director
Eurico Ramos Fabri	40		248.468.208/58
Guilherme Muller Leal	45		965.442.017/15
Renato Ejnisman	43		136.865.628/55					None
Luiz Antonio de Ulhôa Galvão	52	Business Manager	065.849.808/80

525– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Treasury

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Alfredo Antônio Lima de Menezes	50	Banking	037.958.008/03	Coordinator	None	None	Indefinite	Managing Executive Director	Yes
Julio de Siqueira Carvalho de Araujo	58		425.327.017/49	Member				Executive Vice-President
Domingos Figueiredo de Abreu	54		942.909.898/53
José Alcides Munhoz	64		064.350.330/72
Alexandre da Silva Glüher	52		282.548.640/04					Managing Executive Director
Luiz Carlos Angelotti	48		058.042.738/25					Managing Executive Director and Investor Relations Director
Nilton Pelegrino Nogueira	59		680.389.338/34					Managing Executive Director
Moacir Nachbar Junior	48		062.947.708/66					Adjunct Executive Director
Cassiano Ricardo Scarpelli	44		082.633.238/27					Departmental Director
José Luis Elias	57		719.038.288/72
Octavio Manoel Rodrigues de Barros	57		817.568.878/53
Roberto Sobral Hollander	62		301.257.408/59

526– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Accounting Policies and Practices Management

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Julio de Siqueira Carvalho de Araujo	58	Banking	425.327.017/49	Coordinator	None	None	Indefinite	Executive Vice-President	Yes
Alexandre da Silva Glüher	52		282.548.640/04	Member				Managing Executive Director
Luiz Carlos Angelotti	48		058.042.738/25					Managing Executive Director and Investor Relations Director
Moacir Nachbar Junior	48		062.947.708/66					Adjunct Executive Director
Marcos Aparecido Galende	46		089.419.738/05					Departmental Director
Mauro Roberto Vasconcellos Gouvêa	54	Commerce employee	010.721.218/83					None
Alexandre Rappaport	39	Banking	261.852.188/95
Haydewaldo Roberto Chamberlain da Costa	53	Insurance	756.039.427/20

527– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Acquisition and Integration of New Companies to the Bradesco Organization

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Julio de Siqueira Carvalho de Araujo	58	Banking	425.327.017/49	Coordinator	None	None	Indefinite	Executive Vice-President	Yes
Domingos Figueiredo de Abreu	54		942.909.898/53	Member
José Alcides Munhoz	64		064.350.330/72
Aurélio Conrado Boni	61		191.617.008/00
Sérgio Alexandre Figueiredo Clemente	53		373.766.326/20
Marco Antonio Rossi	52		015.309.538/55
Luiz Carlos Angelotti	48		058.042.738/25					Managing Executive Director and Investor Relations Director
Moacir Nachbar Junior	48		062.947.708/66					Adjunct Executive Director

528– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Human Resources and Personnel Management

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Luiz Carlos Trabuco Cappi	61	Banking	250.319.028/68	Coordinator	None	None	Indefinite	Member of the Board of Directors and CEO	Yes
Julio de Siqueira Carvalho de Araujo	58		425.327.017/49	Member				Executive Vice-President
José Alcides Munhoz	64		064.350.330/72
Alexandre da Silva Glüher	52		282.548.640/04					Managing Executive Director
André Rodrigues Cano	54		005.908.058/27

529– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Quality

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Julio de Siqueira Carvalho de Araujo	58	Banking	425.327.017/49	Coordinator	None	None	Indefinite	Executive Vice-President	Yes
Domingos Figueiredo de Abreu	54		942.909.898/53	Member
Alexandre da Silva Glüher	52		282.548.640/04					Managing Executive Director
André Rodrigues Cano	53		005.908.058/27
José Luiz Rodrigues Bueno	59		586.673.188/68					Departmental Director
Edilson Wiggers	44		641.036.099/15
Glaucimar Peticov	50		059.348.278/63

530– Reference Form – 2013

12. General Meeting and Management

531– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Strategic Planning

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Luiz Carlos Trabuco Cappi	61	Banking	250.319.028/68	Coordinator	None	None	Indefinite	Member of the Board of Directors and CEO	Yes
Julio de Siqueira Carvalho de Araujo	58		425.327.017/49	Member				Executive Vice-President
Domingos Figueiredo de Abreu	54		942.909.898/53
José Alcides Munhoz	64		064.350.330/72
Aurélio Conrado Boni	61		191.617.008/00
Sérgio Alexandre Figueiredo Clemente	53		373.766.326/20
Marco Antonio Rossi	52		015.309.538/55
Maurício Machado de Minas	53		044.470.098/62					Managing Executive Director
Alexandre da Silva Glüher	52		282.548.640/04
Alfredo Antônio Lima de Menezes	50		037.958.008/03
André Rodrigues Cano	54		005.908.058/27
Josué Augusto Pancini	53		966.136.968/20
Luiz Carlos Angelotti	48		058.042.738/25					Managing Executive Director and Investor Relations Director
Marcelo de Araújo Noronha	47	Banking	360.668.504/15	Member	None	None	Indefinite	Managing Executive Director	Yes
Nilton Pelegrino Nogueira	59		680.389.338/34					Managing Executive Director
Altair Antônio de Souza	52		244.092.606/00					Adjunct Executive Director
André Marcelo da Silva Prado	51		797.052.867/87
Denise Pauli Pavarina	50		076.818.858/03
Luiz Fernando Peres	62		411.482.078/72
Moacir Nachbar Junior	48		062.947.708/66
Octávio de Lazari Júnior	49		044.745.768/37

532– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Sustainability

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Julio de Siqueira Carvalho de Araujo	58	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-President	Yes
Domingos Figueiredo de Abreu	54		942.909.898/53
Aurélio Conrado Boni	61		191.617.008/00
Marco Antonio Rossi	52		015.309.538/55
Alexandre da Silva Glüher	52		282.548.640/04					Managing Executive Director
André Rodrigues Cano	54		005.908.058/27
Luiz Carlos Angelotti	48		058.042.738/25	Coordinator				Managing Executive Director and Investor Relations Director
Moacir Nachbar Junior	48		062.947.708/66	Member				Adjunct Executive Director
Amilton Nieto	52		011.136.138/90					Departmental Director
Antonio José da Barbara	44		083.858.728/33
Aurélio Guido Pagani	53		349.838.999/87
Edilson Wiggers	44		641.036.099/15
Eurico Ramos Fabri	40		248.468.208/58
Jorge Pohlmann Nasser	47		399.055.270/87
José Luiz Rodrigues Bueno	59	Banking	586.673.188/68	Member	None	None	Indefinite	Departmental Director	Yes
Paulo Faustino da Costa	48		055.681.898/97
Roberto Sobral Hollander	62		301.257.408/59

533– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Customer Relationship Management (CRM)

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Julio de Siqueira Carvalho de Araujo	58	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-President	Yes
Domingos Figueiredo de Abreu	54		942.909.898/53
André Rodrigues Cano	54		005.908.058/27					Managing Executive Director
Josué Augusto Pancini	53		966.136.968/20
Arnaldo Nissental	57		425.048.807/15					Departmental Director
Edilson Wiggers	44		641.036.099/15
Jorge Pohlmann Nasser	47		399.055.270/87

534– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Collection and Loan Recovery

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
José Alcides Munhoz	64	Banking	064.350.330/72	Coordinator	None	None	Indefinite	Executive Vice-President	Yes
Luiz Fernando Peres	62		411.482.078/72	Member				Adjunct Executive Director
Altair Antônio de Souza	52		244.092.606/00
André Marcelo da Silva Prado	51		797.052.867/87
Adineu Santesso	60		401.747.518/34					Departmental Director
Manoel Guedes de Araujo Neto	46		387.789.395/34					Executive Superintendent
Eurico Ramos Fabri	40		248.468.208/58					Departmental Director

535– Reference Form – 2013

12. General Meeting and Management

Executive Committee for Share Business and Custody

Name	Age	Profession	Taxpayer No. (CPF)	Position	Designation Date	Date took office	Mandate	Other positions and duties with Bradesco	Indicate if designated by the controller or not
Alexandre da Silva Glüher	52	Banking	282.548.640/04	Coordinator	None	None	Indefinite	Managing Executive Director	Yes
Luiz Carlos Angelotti	48		058.042.738/25	Member				Managing Executive Director and Investor Relations Director
Luiz Fernando Peres	62		411.482.078/72					Adjunct Executive Director
Moacir Nachbar Junior	48		062.947.708/66
André Marcelo da Silva Prado	51		797.052.867/87
André Bernardino da Cruz Filho	53		192.221.224/53					Departmental Director

536– Reference Form – 2013

12. General Meeting and Management

2)      Positions held by members of the board of directors in the board of directors and Fiscal Council, Committees and Executive Bodies of other Companies or Entities, pursuant to Item 4.4 of Corporate Governance Level-1 List of BM&FBovespa, in addition to those referred to in Items 12.6/8 and 12.10:

a.   Name: Lázaro de Mello Brandão

b.   Position held with Bradesco: President of the Board of Directors

Company	Position	Mandate
Associação Comercial do Rio de Janeiro	Honorary Member of the Adolpho Bloch Committee – Business Council for Culture	from 10.18.2007
BSP Park Estacionamentos e Participações S.A.	President of the Board of Directors	4.30.2013 to 4.30.2014
Comunitas: Parcerias para o Desenvolvimento Solidário	Founder Member and Member of General Council	from 06.16.2000
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	President of the Board of Directors	from 01.02.1991
	CEO	04.30.2013 to 04.30.2014
Top Clube Bradesco, Segurança, Educação e Assistência Social	CEO	04.26.2013 to 04.26.2014

a.  Name: Antônio Bornia

b. Position held with Bradesco: Vice-President of the Board of Directors

Company	Position	Mandate
ABEL - Associação Brasileira das Empresas de Leasing	President of the Deliberative Council	03.14.2012 to 03.14.2015
BSP Park Estacionamentos e Participações S.A.	Vice-President of the Board of Directors	4.30.2013 to 4.30.2014
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	Vice-President of the Board of Directors	from 04.23.1999
	Executive Vice-President	04.30.2013 to 04.30.2014
Top Clube Bradesco, Segurança, Educação e Assistência Social	Executive Vice-President	04.26.2013 to 04.26.2014

537– Reference Form – 2013

12. General Meeting and Management

a.   Name: Mário da Silveira Teixeira Júnior

b.   Position held with Bradesco: Member of the Board of Directors

Company	Position	Mandate
BSP Park Estacionamentos e Participações S.A.	Member of the Board of Directors	4.30.2013 to 4.30.2014
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	Member of the Board of Directors	from 04.19.2002
	Managing Director	04.30.2013 to 04.30.2014
Telecel Telecomunicações Ltda.	Director	from 04.29.2005
Top Clube Bradesco, Segurança, Educação e Assistência Social	Director	04.26.2013 to 04.26.2014
Valepar S.A.	Vice-President of the Board of Directors	since 5.24.2007

a.   Name: João Aguiar Alvarez

b.   Position held with Bradesco: Member of the Board of Directors

Company	Position	Mandate
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	Member of the Board of Directors	from 01.02.1990
	Adjunct Director	04.30.2013 to 04.30.2014

a.   Name: Denise Aguiar Alvarez

b.   Position held with Bradesco: Member of the Board of Directors

Company	Position	Mandate
ADC Bradesco - Associação Desportiva Classista	CEO	04.29.2013 to 04.29.2014
Associação de Apoio ao Programa Alfabetização Solidária - AAPAS	Full Member	from 04.19.2005
Associação dos Amigos da Pinacoteca do Estado	Member of the Board of Directors	since 3.20.2006
Canal Futura	Member of the Consultative Council	indeterminate
Comunitas: Parcerias para o Desenvolvimento Solidário	Member of the General Council	from 04.18.2005
	Member	from 01.10.2006
Fundação Dorina Nowill para Cegos	Member of the Board of Governors	02.22.2011 to January/2014
Fundação Roberto Marinho	Member of the Board of Governors	from 08.26.2005
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	Member of the Board of Directors	from 01.02.1991
	Adjunct Director	04.30.2013 to 04.30.2014
GIFE - Grupo de Institutos, Fundações e Empresas	President of the Governance Council	since 5.29.2007
Museu de Arte Moderna de São Paulo (MAM)	Member of the Deliberative Council	03.27.2012 to 03.27.2015

538– Reference Form – 2013

12. General Meeting and Management

a.   Name: Luiz Carlos Trabuco Cappi

b.   Position held with Bradesco: Member of the Board of Directors and CEO

Company	Position	Mandate
Aicaré Holdings Ltda.	CEO	indeterminate
Alvorada Administradora de Cartões Ltda.	CEO	indeterminate
Alvorada Companhia Securitizadora de Créditos Financeiros	CEO	04.22.2013 to 04.22.2014
Alvorada Serviços e Negócios Ltda.	CEO	indeterminado
Amapari Holdings S.A.	CEO	03.08.2013 to 03.08.2014
Andorra Holdings S.A.	CEO	04.30.2013 to 04.30.2014
Aporé Holdings S.A.	CEO	03.08.2013 to 03.08.2014
Aquarius Holdings Ltda.	CEO	indeterminate
Aranaú Holdings S.A.	CEO	03.08.2013 to 03.08.2014
Baíra Holdings Ltda.	CEO	indeterminate
Baneb Corretora de Seguros S.A.	CEO	04.05.2013 to 04.05.2014
Bankpar Arrendamento Mercantil S.A.	CEO	04.19.2013 to 04.19.2014
Bankpar Brasil Ltda.	CEO	indeterminate
Bankpar Consultoria e Serviços Ltda.	CEO	indeterminate
Barinas Holdings S.A.	CEO	03.08.2013 to 08.03.2014
BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda.	CEO	indeterminate
BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.	CEO	indeterminate
BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.	CEO	indeterminate
BF Promotora de Vendas Ltda.	CEO	indeterminate
BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda.	CEO	indeterminate
BP Promotora de Vendas Ltda.	CEO	indeterminate
Bpar Corretagem de Seguros Ltda.	CEO	indeterminate
Bradescor Corretora de Seguros Ltda.	CEO	indeterminate
Brasilia Cayman Investments II Limited	Director	from 12.09.2008
Brasilia Cayman Investments III Limited	Director	from 12.09.2008
BSP Park Estacionamentos e Participações S.A.	Member of the Board of Directors	4.30.2013 to 4.30.2014
Caetê Holdings Ltda.	CEO	indeterminate
Carson Holdings Ltda.	CEO	indeterminate
Celta Holdings S.A.	CEO	04.29.2013 to 04.29.2014
Cidade Capital Markets Ltd.	CEO	indeterminate
Confederação Nacional das Instituições Financeiras - CNF	President of the Council of Representatives and of the Board of Executive Directors	10.14.2011 to 03.29.2014
Dueville Holdings S.A.	CEO	03.08.2013 to 03.08.2014
Elba Holdings Ltda.	CEO	indeterminate
Elvas Holdings Ltda.	CEO	indeterminate
Embaúba Holdings Ltda.	CEO	indeterminate
Everest Leasing S.A. Arrendamento Mercantil	CEO	04.19.2013 to 04.19.2014
Federação Brasileira de Bancos (FEBRABAN)	Member of the Consultative Council	from 06.17.2009
	Member of the Board of Directors	03.16.2011 to 03.16.2014
Ferrara Participações S.A.	CEO	04.29.2013 to 04.29.2014
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	Member of the Board of Directors	from 04.24.1998
	Managing Director	04.30.2013 to 04.30.2014
Ganant Corretora de Seguros Ltda.	CEO	indeterminate
Ibi Corretora de Seguros Ltda.	CEO	indeterminate
Imagra Imobiliária e Agrícola Ltda.	CEO	indeterminate
Itaúna Holdings Ltda.	CEO	indeterminate
Japira Holdings S.A.	CEO	03.28.2013 to 03.28.2013
Lecce Holdings S.A.	CEO	03.08.2013 to 03.08.2014
Ligúria Holdings S.A.	CEO	03.20.2013 to 03.20.2014
Lyon Holdings Ltda.	CEO	indeterminate
Lyra Holdings Ltda.	CEO	indeterminate
Manacás Holdings Ltda.	CEO	indeterminate
Maníbu Holdings Ltda.	CEO	indeterminate
Marselha Holdings Ltda.	CEO	indeterminate
Miramar Holdings S.A.	CEO	04.30.2013 to 04.30.2014
Nova Marília Administração de Bens Móveis e Imóveis Ltda.	CEO	indeterminate
Nova Paiol Participações Ltda.	CEO	indeterminate
Promosec Companhia Securitizadora de Créditos Financeiros	CEO	04.30.2013 to 04.30.2014
PTS Viagens e Turismo Ltda.	CEO	indeterminate
Quixaba Empreendimentos e Participações Ltda.	CEO	indeterminate
Quixaba Investimentos S.A.	CEO	04.24.2013 to 04.30.2014
Rubi Holdings Ltda.	CEO	indeterminate
Serel Participações em Imóveis S.A.	CEO	04.29.2013 to 04.29.2014
Settle Consultoria, Assessoria e Sistemas Ltda.	CEO	indeterminate
STVD Holdings S.A.	CEO	4.30.2013 to 4.30.2014
Taíba Holdings Ltda.	CEO	indeterminate
Tandil Holdings Ltda.	CEO	indeterminate
Tapajós Holdings Ltda.	CEO	indeterminate
Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.	CEO	indeterminate
Tibre Holdings Ltda.	CEO	indeterminate
Titanium Holdings S.A.	CEO	4.25.2014 to 04.25.2014
Top Clube Bradesco, Segurança, Educação e Assistência Social	Director	04.26.2013 to 04.26.2014
Trenton Holdings Ltda.	CEO	indeterminate
Treviglio Holdings Ltda.	CEO	indeterminate
Varese Holdings Ltda.	CEO	indeterminate
Veneza Empreendimentos e Participações S.A.	CEO	04.24.2013 to 04.24.2014
Viareggio Holdings Ltda.	CEO	indeterminate

539– Reference Form – 2013

12. General Meeting and Management

a.   Name: Carlos Alberto Rodrigues Guilherme

b.   Position held with Bradesco: Member of the Board of Directors

Company	Position	Mandate
BSP Park Estacionamentos e Participações S.A.	Member of the Board of Directors	4.30.2013 to 4.30.2014
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	Member of the Board of Directors	from 04.24.1998
	Managing Director	04.30.2013 to 04.30.2014
Top Clube Bradesco, Segurança, Educação e Assistência Social	Director	04.26.2013 to 04.26.2014

540– Reference Form – 2013

12. General Meeting and Management

a.   Name: Milton Matsumoto

b.   Position held with Bradesco: Member of the Board of Directors

Company	Position	Mandate
BSP Park Estacionamentos e Participações S.A.	Member of the Board of Directors	4.30.2013 to 4.30.2014
Fidelity Processadora e Serviços S.A.	Vice-President of the Board of Directors	4.30.2013 to 4.30.2014
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	Member of the Board of Directors	from 04.24.1998
	Managing Director	4.30.2013 to 4.30.2014
Top Clube Bradesco, Segurança, Educação e Assistência Social	Director	04.26.2013 to 04.26.2014

3)      Information on ABRASCA Open Company Self-Regulation and Good Practices Code:

ABRASCA Open Company Self-Regulation and Good Practices Code

On June 7, 2011, Banco Bradesco S.A. (Bradesco) has voluntarily adhered to  ABRASCA (Brazilian Association of Open Companies) Open Company Self-Regulation and Good Practices Code, which is based on the best corporate governance practices prevailing in Brazil and abroad.

The Code, which may be accessed at ABRASCA website (www.abrasca.org.br), adopts an approach known as “apply or explain” that gives flexibility to Adhering Companies to decide not to apply one or more rules, provided that they explain the reasons for that decision.

In compliance with that Code, Bradesco informs that is applies all principles listed therein, provided that the application of rules set out in Chapters 1 and 11-14 is mandatory.

With respect to the rules included in Chapters 2-10 of the Code, which are to be applied or the reasons for their non-application must be explained, we provide Bradesco explanations related to those where adopted procedures are not in agreement with the Code:

Chapter 2 – Board of Directors

Item 2.3.2

We understand that the current lack of an independent director in the Board of Directors is offset by the experience and expertise of its other members. In addition, according to its closed career policy, the Bank gives priority, for the office of director, to former executives with many years of experience and ability to focus more skillfully on the guidelines for a strategic planning aligned to the Organization’s mission. This model has shown good results, given to the fact that Bradesco performance is easily recognized by the market. However, we emphasize that the existence of independent directors is positively considered by the Bank, provided that it would add value to the institution and its shareholders.

541– Reference Form – 2013

12. General Meeting and Management

Item 2.4.3

Bradesco has five (5) committees that report to the Board of Directors, as follows: Committee for Audit, Remuneration Committee, Committee for Internal Controls and Compliance, Committee for Ethical Conduct and Committee for Integrated Risk Management and Capital Allocation. In all of them, only the Committee for Integrated Risk and Capital Allocation Management is not coordinated by a member of the Board of Directors, being currently coordinated by an Executive Vice-President.

However, as mentioned above, that Committee reports directly to the Board of Directors and intends to assist the Board in the performance of its duties related to the management and control of risks and capital.

The duties of that Committee include, without limitation:

a)            authorize exposure limits by type of risk, depending on risk appetite approved by the Board of Directors;

b)            validate and submit to the Board of Directors:

I -   the policies involved in risk and capital management;

II -  proposals for risk appetite and exposure limits by type of risks; and

III - the results of reviews of risk and capital management policies and structures at intervals stated in regulations, or more often;

     c)            report to the Board of Directors on risk management, capital requirements and adequacy, any material alterations of strategies adopted, and the status of business continuity plans;

d)            regularly positioning the Board of Directors in relation to the Committee's activities.

The Committee meets at least quarterly.

Item 2.4.4

We understand that the absence of Independent Board Members is fully compensated by the Committee for Audit composition constituted according to legal provisions for its operation, which establishes the basic conditions for the position of Committee member, his/her level of report to the Board of Directors and especially to the Brazilian Central Bank.

Bradesco’s Committee for Audit meets a legal requirement provided in Resolution No. 3,198 of the National Monetary Council, dated of May 27, 2004, which establishes that, in addition to the provisions of Resolution No. 3,041 of the National Monetary Council dated of November 28, 2002, which establishes the conditions for holding offices in statutory bodies of financial and other institutions authorized to operate by the Brazilian Central Bank, the following are basic conditions to be a member of an committee for audit in listed companies:

a)      not to be or have been over the last twelve months:

I -     director of the institution of any of its affiliates;

II -    employee of the institution of any of its affiliates;

III -   technical officer, director, manager, supervisor or any other member with management duties of the team involved in the institution’s audits matters;

IV - member of the fiscal council of the institution of any of its affiliates;

b)      spouse or direct, collateral or in-law kin up to the second degree of any person mentioned in sub-item “a” above of items I and II;

c)      receive no type of compensation from the institution of any of its affiliates, other than that related to its position of committee for audit member.

It also establishes that the Committee for Audit should report directly to the Board of Directors and that, if the committee for audit member of the institution is also a member of the board of directors of the institution of any of its affiliates, he/she shall have the right to opt for the compensation received from one of those positions.

Another aspect that must be highlighted is that the Committee for Audit is expected to prepare at the closing of semesters ended in June 30 and December 31 a document titled committee for audit report to remain available to the Brazilian Central Bank for five (5) years and contain, at least, the following information:

I -  activities performed under its duties in the period;

542– Reference Form – 2013

12. General Meeting and Management

II -   evaluation of the institution’s internal control systems effectiveness, with emphasis on the compliance with Resolution No. 2,554, of September 24, 1998, evidencing all detected deficiencies;

III -         description of recommendations made to the Executive Board, with emphasis on those that have not been followed and the respective reasons;

IV -        evaluation of independent and internal audit effectiveness, including the determination of compliance with legal and regulatory provisions applicable to the institution, in addition to internal regulations and codes, and evidence of any detected deficiencies;

V - evaluation of the quality of financial statements related to the respective periods, with emphasis on the application of accounting practices adopted in Brazil and compliance with regulations issued by the Brazilian Central Bank, with evidence of any detected deficiencies.

Currently, Bradesco’s Committee for Audit is composed of one (1) member of its Board of Directors acting in the capacity of Coordinator, who is remunerated only by his activities in said Board of Directors; one (1) member who is a former executive; and two (2) other members who currently have or previously had no relationship with Bradesco or its affiliates and are highly skilled professionals.

4)      Education Level of Managers and Members of the Fiscal Council:

Board of Directors

Lázaro de Mello Brandão

Studied Economics and Business Manager.

Antônio Bornia

Concluded secondary education.

Mário da Silveira Teixeira Júnior

Earned degrees in Civil Engineering and Business Management from Universidade Presbiteriana Mackenzie.

João Aguiar Alvarez

Earned a degree in Agronomy from Fundação Pinhalense de Ensino - Faculdade de Agronomia e Zootecnia Manuel Carlos Gonçalves.

Denise Aguiar Alvarez

Gained a degree in Education at PUC – Pontifícia Universidade Católica de São Paulo, and earned a Masters in Education from New York University – EUA.

Luiz Carlos Trabuco Cappi

Earned a degree from Faculdade de Filosofia, Ciências e Letras de São Paulo, and a postgraduate specialist qualification from the Postgraduate Social Sciences School at Fundação Escola de Sociologia e Política de São Paulo.

Carlos Alberto Rodrigues Guilherme

Holds a Law degree from Fundação Pinhalense de Ensino.

543– Reference Form – 2013

12. General Meeting and Management

Milton Matsumoto

Holds a degree in Business Management from Centro Universitário FIEO (UNIFIEO).

Board of Executive Officers

Julio de Siqueira Carvalho de Araujo

Concluded secondary education.

Domingos Figueiredo de Abreu

Earned degrees in Economics and Accounting from the School of Economics, Universidade de Mogi das Cruzes and from Faculdade de Ciências Econômicas e Administrativas de Osasco – FAC-FITO. He also holds a postgraduate specialist qualification in Financial Management  from Fundação Getúlio Vargas and an MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC).

José Alcides Munhoz

Holds a specialist diploma in Accounting.

Aurélio Conrado Boni

Holds a specialist qualification in Business Management, from Technical Trade School “Campo Salles”.

Sérgio Alexandre Figueiredo Clemente

Has a degree in Mechanical Engineering from Pontifícia Universidade Católica de Minas Gerais (PUC), an MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC) and a specialization diploma in Finance from the Executive Management Development program run by Sociedade de Desenvolvimento Empresarial. He took the Advanced Management program at Fundação Dom Cabral and INSEAD.

Marco Antonio Rossi

He graduated in Marketing Management Technology, holds a Post-Graduation "Lato Sensu" degree in Customer Relationship Management from Universidade Paulista – UNIP, and a Post-Graduation "Lato Sensu" degree in Higher Studies of Strategy and Geo-politics from Fundação Armando Álvares Penteado – FAAP.

Maurício Machado de Minas

Holds a degree in Electrical Engineering from Escola Politécnica da Universidade de São Paulo - USP (1981), and specialization in Data Communications and Software Development in the United States (1987-1988), and university extension courses at Wharton Business School (1996 - Finance) and Columbia University (2001 - General Management).

Alexandre da Silva Glüher

Earned degrees in Accounting from Universidade Federal do Rio Grande do Sul, in Business Management from Universidade Luterana do Brasil (ULBRA) and Advanced Management Program – University of Pennsylvania – The Wharton School.

Alfredo Antônio Lima de Menezes

Has a degree in Business Management from Faculdades Integradas Tibiriçá (FATI).

544– Reference Form – 2013

12. General Meeting and Management

André Rodrigues Cano

Has a Business Management degree from Faculdades Metropolitanas Unidas (FMU), and an MBA-Controller from the Accounting, Finance and Actuarial Research Institute (FIPECAFI) at Universidade de São Paulo (FEA-USP); he also took the Advanced Management Program at Harvard Business School.

Josué Augusto Pancini

Graduated in Mathematics from Centro Universitário da Fundação de Ensino Octávio Bastos, and earned a postgraduate degree "Lato Sensu" in Business Economics – Finance from Pontifícia Universidade Católica de Campinas, SP (PUC).

Luiz Carlos Angelotti

Graduated in Accounting and Actuarial Sciences at the School of Economics, Business and Accounting of Universidade de São Paulo – FEA-USP, Law at UNIFEO – Centro Universitário FIEO, MBA in Finance at Insper – Instituto de Ensino e Pesquisa, EDP – Executive Development Program and AMP - Advanced Management Program at the University of Chicago Booth School of Business.

Marcelo de Araújo Noronha

Graduated in Business Management from UFPE – Universidade Federal de Pernambuco, and earned a specialization diploma in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), and took the Advanced Management Program at Instituto de Estudios Empresariales (IESE), Universidad de Navarra, Barcelona.

Nilton Pelegrino Nogueira

Earned a degree in Business Management from Universidade Presbiteriana Mackenzie.

Altair Antônio de Souza

Graduated in Law from Universidade Bandeirante de São Paulo (UNIBAN).

André Marcelo da Silva Prado

Graduated in Production Engineering at Universidade Federal do Rio de Janeiro, and holds an executive MBA in Finance from IBMEC – Instituto Brasileiro de Mercado de Capitais, took the Senior International Bankers Course, at The International Centre for Banking and Financial Services (Manchester Business School), Wharton Executive Development Program, at The Wharton School (University of Pennsylvania) and the Advanced Management Programme, at INSEAD.

Denise Pauli Pavarina

Graduated in Economics from Faculdade Armando Álvares Penteado (FAAP) and in Law at Universidade Paulista (UNIP). She holds an Executive MBA in Finance from Insper - Instituto de Ensino e Pesquisa.

Luiz Fernando Peres

Holds a degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco (FAC-FITO).

Moacir Nachbar Junior

Graduated in Accounting Sciences, and holds a Post-Graduation "Lato Sensu" degree in Financial Management from the Integrated Schools “Campos Salles” and an MBA - Controller at FIPECAFI – Fundação Instituto de Pesquisa Contábeis, Atuárias e Financeiras (FEA-USP).

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Octávio de Lazari Júnior

Graduated in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco, with specialization in Marketing and Financial Strategies MBA BRADESCO from Fundação Instituto de Administração (FIA -FEA-USP).

Departmental Board

Adineu Santesso

Concluded secondary education.

Amilton Nieto

He holds a degree in Electrical Technology from Universidade Presbiteriana Mackenzie, and a Specialization in Business Management, the Human Resource Concentration Center from Faculdade de Ciências Econômicas de São Paulo - Fundação Escola de Comércio Álvares Penteado (FACESP-FECAP) and MBA - Controller from FIPECAFI - Fundação Instituto de Pesquisas Contábeis, Atuárias e Financeiras (FEA-USP).

André Bernardino da Cruz Filho

Holds a degree in Business Management from Universidade Paulista (UNIP), and a postgraduate degree ("Lato Sensu") in International Relations from Fundação Armando Álvares Penteado (FAAP).

Antonio Carlos Melhado

Holds a degree in Business Management from Faculdades Metropolitanas Unidas (FMU).

Antonio José da Barbara

Graduated in Business Management from Centro Universitário Anhanguera de São Paulo (Ibero-Americano), and has a postgraduate degree “Lato Sensu” in Financial Management from Fundação Escola de Comércio Álvares Penteado (FECAP).

Arnaldo Nissental

He holds a degree in Civil Engineering from Universidade Gama Filho, and an International Executive MBA from Fundação  Instituto de Administração FIA  (FEA/USP), a Marketing MBA from Madia Marketing School and Extension Courses at Harvard Business School, Massachusetts Institute of Technology and University of California - Berkeley.

Aurélio Guido Pagani

Has a degree in Business Management from Universidade São Francisco, and an MBA in Corporate Financial Management and Strategies from Fundação Getúlio Vargas.

Cassiano Ricardo Scarpelli

Holds a degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco (FEAO).

Clayton Camacho

He holds a degree in Law from Universidade Braz Cubas - UBS, a Master Degree in Law, and a Post-Graduation “Lato Sensu” degree in Business Management at Pontifícia Universidade Católica de São Paulo - PUC-SP. He participated in the Continued Corporate Finance Education Program focused on Value

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Generation at Fundação Getúlio Vargas - Escola de Administração de Empresas de São Paulo - FGV-EAESP, and in Advanced Management Program - Bradesco at Fundação Dom Cabral - FDC.

Diaulas Morize Vieira Marcondes Junior

He holds a degree in Mechanic Engineering from Instituto Mauá de Tecnologia - Escola de Engenharia Mauá, and a Post-Graduation degree in Industrial management at FEA/USP, holds an Executive MBA in Finances - Emphasis on Finances from Insper - Instituto de Ensino e Pesquisa, and MBA Bank Business from Fundação Getúlio Vargas - FGV-EAESP.

Douglas Tevis Francisco

He holds a Technologist degree and participated in International Programs, such as Executive Communication Program at Pennsylvania University; Directors’ Consortium at Chicago University; Executive Development Program, Building and Implementing Growth Strategies, and Management Program at Chicago University, Booth School of Business; LDP (Leadership Development Program) at the Center for Creative Leadership in Colorado, USA.

Edilson Wiggers

Concluded secondary education.

Eurico Ramos Fabri

He holds a degree in Economic Sciences from UNICAMP - Universidade Estadual de Campinas, an Executive MBA in Finances from Insper - Instituto de Ensino e Pesquisa, an Executive STC from Fundação Dom Cabral in partnership with Kellogg Graduate School of Management, Advanced Management Program at Harvard Business School.

Fernando Antônio Tenório

He holds a degree in Business Management from Associação Educacional UNYAHNA, and an MBA in Corporate Finances from Fundação Getúlio Vargas. He took the Advanced Management Program - Bradesco at Fundação Dom Cabral.

Fernando Roncolato Pinho

Mr. Roncolato Pinho graduated in Business Management from UNIFIEO – Centro Universitário FIEO, with specialization in Financial Management from Fundação Getúlio Vargas (FGV) and University Extension Courses in Organization and Methods and Systems Analysis from Fundação Armando Álvares Penteado (FAAP).

Frederico Willian Wolf

He holds a degree in Business Management from Faculdade de Ciências of  Fundação Instituto Tecnológico de Osasco - FAC-FITO.

Glaucimar Peticov

She holds a degree in Psychology from Universidade São Marcos, and a Post-Graduation“Lato Sensu” degree in Human Resource Management at Fundação Armando Álvares Penteado - CENAP, and participated in International Executive Programs at University of Michigan Business School, Columbia Business School, Harvard Business School and Center for Creative Leadership and the Advanced Management Program at Fundação Dom Cabral.

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Guilherme Muller Leal

Graduated in Economics from Universidade Santa Ursula (USU), and earned a postgraduate degree in Corporate Finance from Pontifícia Universidade Católica do Rio de Janeiro (PUC/RJ).

João Albino Winkelmann

Concluded secondary education.

João Carlos Gomes da Silva

Has a degree in Accounting from Faculdade de Administração e Economia (FAE), and an MBA in Business Management and an Executive MBA in Business Management – concentration Banking, from Fundação Getúlio Vargas – FGV.

Joel Antonio Scalabrini

He graduated in Law from UNIFIEO – Centro Universitário FIEO.

Johan Albino Ribeiro

He holds a degree in Law from Universidade de São Paulo - USP; Specialization course in administration for Graduates in the area of accounting and Financial Management from Funação Getúlio Vargas - FGV - EAESP.

Jorge Pohlmann Nasser

Took a degree in Advertising and Marketing at Universidade Paulista (UNIP).

José Luis Elias

He graduated in Law from UNIFIEO – Centro Universitário FIEO.

José Ramos Rocha Neto

Holds a degree in Economics from UFPE – Universidade Federal de Pernambuco, a postgraduate diploma "Lato Sensu" in Business Management from CEAG – Fundação Getúlio Vargas (FGV – EAESP).

Júlio Alves Marques

Has a degree in Business Management from FAAP – Fundação Armando Álvares Penteado, and an MBA in Banking Management from the Business Management School at Fundação Getúlio Vargas (EAESP/FGV).

Laércio Carlos de Araújo Filho

Holds a degree in Economics from Universidade Santana.

Layette Lamartine Azevedo Junior

Graduated in Civil Engineering at Universidade Federal de Pernambuco. International Executive Programs at Harvard Business School.

Lúcio Rideki Takahama

Graduated in Civil Engineering from Universidade Estadual Paulista (UNESP), with specialization (Post-Graduation "Lato Sensu" degree) in Business Management from Fundação Escola de Comércio Álvares Penteado (FECAP), and an MBA in Finance from Insper - Instituto de Ensino e Pesquisa.

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Luiz Alves dos Santos

Has a degree in Economics and Accounting from Faculdades Integradas de Marília.

Luiz Carlos Brandão Cavalcanti Junior

Has a degree in Economics with an extension in Statistics from Faculdade Católica de Ciências Econômicas da Bahia; MBA in Advanced Management from Amana Key; Strategic Planning and Implementation from Universidade de Michigan Business-SP; Negotiation Course at Fundação Getúlio Vargas - FGV; Management, Culture and Value Model Course at University of NAVARRA - IEESE - Spain, and Fundação Getúlio Vargas - FGV.

Marcelo Santos Dall’Occo

He holds a degree in Accounting Sciences from Pontifícia Universidade Católica de São Paulo, and an Executive MBA in Finances from Insper - Instituto de Ensino e Pesquisa.

Marcos Aparecido Galende

Earned a degree in Economics and Accounting from Faculdade de Ciências of Fundação Instituto Tecnológico de Osasco (FAC – FITO), an Executive MBA in Finance from Insper - Instituto de Ensino e Pesquisa, and an MBA – Controller from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI – FEA-USP). He took the Advanced Management Program at Fundação Dom Cabral.

Marcos Bader

Post-Doctoral degree in Business Management from Faculdade de Economia, Administração e Contabilidade of Universidade de São Paulo - USP. Visiting Research Scholar at Columbia University. He has a degree in Civil Engineering and doctorate in Production Engineering from the Polytechnic School at Universidade de São Paulo (USP); a degree in Business Management, Economics, Accounting and Actuarial Sciences from the School of Economics, Management and Accounting – USP; and a Masters in Business Management from the School of Economics, Management and Accounting, USP; and a doctorate in Psychology from USP. He is a Visiting MBA Professor at FIA - Fundação Instituto de Administração and GVpec - Continued Education Program of Fundação Getúlio Vargas. He was a Professor at Faculdade de Economia, Administração e Contabilidade of USP and Associate Professor at Universidade Mackenzie.

Marcos Daré

Graduated in Accounting at Faculdades Associadas Ipiranga (FAI).

Marlene Morán Millan

She holds a degree in Social Sciences from Faculdade de Filosofia Nossa Senhora Medianeira, and an MBA in Financial Strategies and Marketing from Fundação Instituto de Administração - FIA/USP and a Post-Graduation “Lato Sensu” degree - Master of Business Management in Finances at Insper - Instituto de Ensino e Pesquisa.

Marlos Francisco de Souza Araujo

He holds a degree in Business Management and a Master Degree in Business Management, both from Universidade de São Paulo - Faculdade de Economia, Administração e Contabilidade, AMP - Advanced Management Program from Harvard Business School and attended Executive Education Courses at Harvard Business School and Chicago University.

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Nobuo Yamazaki

Graduated in Economics from Waseda University in Tokyo, Japan.

Octavio Manoel Rodrigues de Barros

Has a degree in Economics from Universidade Federal do Rio de Janeiro - UFRJ with Masters and doctorate degrees from other countries.

Paulo Aparecido dos Santos

He holds a degree in Business Management from Universidade Anhembi Morumbi, and a Post-Graduation “Lato Sensu” degree - Specialization in Business Management - Focus: Material and Service Management, at Universidade São Judas Tadeu, MBA in Business Management from Fundação Armando Álvares Penteado - Faculdade de Administração - FAAP/MBA, FAAP EMBA Summer Program at UNM - University of New Mexico, APG - Advanced Management Program at Amana-Key, and AMP - Advanced Management Program at Wharton School - Pennsylvania University.

Paulo Faustino da Costa

He has degrees in Business Management from Universidade Nove de Julho (UNINOVE) and in Law from Universidade Bandeirante de São Paulo (UNIBAN).

Roberto Sobral Hollander

Holds a degree in Business Management from FGV - Fundação Getúlio Vargas.

Rogério Pedro Câmara

Graduated in Business Management from Universidade Paulista - UNIP, with an MBA - Controller from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras of Universidade de São Paulo - FIPECAFI/USP; Post-Graduation “Latu Sensu” degree - MBA with specialization in Knowledge, Technology and Innovation from Fundação Instituto de Administração - FIA (FEA/USP); and International Module - MBA in Knowledge, Innovation and Technology from Bentley College - Waltham Massachusetts - USA.

Waldemar Ruggiero Júnior

Graduated in Electrical Engineering and took a postgraduate degree in Integrated Circuit Design at Centro Universitário (FEI), and a masters in Computer Architecture from Universidade de São Paulo (USP).

Walkiria Schirrmeister Marquetti

Graduated in Mathematics from Faculdade de Ciências e Letras Teresa Martin, earned a specialization diploma in Systems Analysis from Instituto Mackenzie, and an MBA in Banking from Fundação Instituto de Administração (FIA).

Executive Board

Antonio Chinellato Neto

Has a degree in Business Management from Escola Superior de Administração de Negócios de São Paulo, and an MBA in Foreign Trade and International Operations from the Institute of Economic Research (FIPE) at USP.

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Cláudio Borges Cassemiro

Graduated in Law from Centro Universitário das Faculdades Metropolitanas Unidas (FMU), and earned a “Lato Sensu” MBA in Business Management from the Institute of Management at USP (FIA – FEA/USP).

João Sabino

Graduated in Law from UNIFIEO - Centro Universitário FIEO, with a Post-Graduation degree in Hospital Management from Faculdade de Administração - IPH.

Osmar Roncolato Pinho

He graduated in Law from UNIFIEO – Centro Universitário FIEO.

Paulo Manuel Taveira de Oliveira Ferreira

Graduated in Law from Universidade de São Paulo (USP).

Roberto de Jesus Paris

Graduated in Management from Universidade Paulista - UNIP, with an Executive MBA in Finance with focus on Market Finance from Insper – Instituto de Ensino e Pesquisa.

Regional Board

Alex Silva Braga

Has a degree in Technology in Marketing from FATEC Internacional – Faculdade de Tecnologia Internacional.

Almir Rocha

Graduated in Economics from Centro Universitário das Faculdades Metropolitanas Unidas, and earned an MBA in Banking Business from Fundação Getúlio Vargas (FGV – EAESP).

Antonio Gualberto Diniz

Holds a degree in Business Management from Faculdades Integradas “Senador Fláquer”, and earned a specialization diploma in Financial and Marketing Strategies MBA-BRADESCO from Fundação Instituto de Administração FIA (FEA/USP).

Antonio Piovesan

Concluded secondary education.

Carlos Alberto Alástico

Graduated in Business Management at Universidade Paulista (UNIP), and holds an MBA in Company –“Banking Business” Program, from Fundação Getúlio Vargas – School of Business Management of São Paulo – FGV/EAESP.

Delvair Fidencio de Lima

Holds an Accounting degree from Faculdade de Administração e Ciências Contábeis Luzwell, and an MBA in Banking Business at Fundação Getúlio Vargas (FGV – EAESP).

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Francisco Aquilino Pontes Gadelha

Graduated in Business Management from FCHFOR – Faculdade de Ciências Humanas de Fortaleza (UNICE – Higher Education).

Francisco Assis da Silveira Junior

He holds a degree in Business Management from Faculdade  AIEC - Associação Internacional de Educação Continuada.

Geraldo Dias Pacheco

He holds a degree in Business Management from Centro Universitário do Maranhão - UNICEUMA, and Post-Graduation “Lato Sensu” degree – Executive MBA in Remote Business Management – Emphasis on Banking, at Escola Brasileira de Administração Pública e de Empresas of Fundação Getúlio Vargas EBAPE/FGV.

João Alexandre Silva

Has a degree in Technology in Financial Management from FATEC Internacional – Faculdade de Tecnologia Internacional.

José Sergio Bordin

Holds a degree in Accounting from Faculdade de Ciências Contábeis e Atuariais da Alta Noroeste, and an MBA in Banking Business from Fundação Getúlio Vargas (FGV – EAESP).

Leandro José Diniz

Holds a graduate degree in Business Management from UNAERP – Universidade de Ribeirão Preto, was awarded a MBA degree in Banking Business by FGV – Fundação Getúlio Vargas, and a Post-Graduation degree in Economics by Moura Lacerda University Center.

Luis Carlos Furquim Vermieiro

He holds a degree in Business Management from Universidade Paranaense - UNIPAR, and Post-Graduation“Lato Sensu” degree - Executive MBA in Business Management at Fundação Getúlio Vargas - FGV.

Mauricio Gomes Maciel

Holds a degree in Economics from Universidade Municipal de São Caetano do Sul - USCS, and a postgraduate degree "Lato Sensu" in Business Management, Concentration Finance, from Fundação Escola de Comércio Álvares Penteado, and an postgraduate degree "Lato Sensu" - MBA in Banking Business from Fundação Getúlio Vargas (FGV – EAESP).

Volnei Wulff

He holds a Managerial Process Technologist degree from Faculdade de Tecnologia Internacional - FATEC International, and Post-Graduation“Lato Sensu” degree - Executive MBA in Remote Business Management – Emphasis on Banking, at Fundação Getúlio Vargas.

Wilson Reginaldo Martins

Holds a degree in Business Management from Centro Universitário de Santo André, and has an MBA in Banking Business from Fundação Getúlio Vargas (FGV – EAESP).

Fiscal Council

Nelson Lopes de Oliveira (Full Member)

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Concluded secondary education.

João Carlos de Oliveira (Full Member)

He holds a degree in Business Management  from  UNIFIEO  -  Centro Universitário FIEO, with a Controller MBA from FIPECAFI - Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (USP).

Domingos Aparecido Maia (Full Member)

Graduated in Accounting from Faculdades Integradas Campos Salles, and holds an MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC).

Jorge Tadeu Pinto de Figueiredo (Full Member)

Graduated in Business Management  and Law from Centro Universitário FIEO – UNIFIEO.

Renaud Roberto Teixeira (Full Member)

Concluded secondary education.

João Batistela Biazon (Full Member)

Concluded secondary education.

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13. Management Compensation

13.1. - Description of the policy or compensation practice, including the non-statutory Executive Board

a)      Objectives of the policy or practice of compensation

In 2012, Bradesco adapted its compensation policy for managers to reflect the objectives outlined by Resolution No. 3,921, of the National Monetary Council, of 11.25.2010, which resulted in the payment of part of the amount approved in the Annual Shareholders’ Meeting, as variable compensation. Thus, these values are reflected, in this document, in items 13.2 - Total compensation of the Board of Directors, Statutory Board and Fiscal Council, title "Total compensation for the Fiscal Year on 12.31.2012 -  Annual Values”, and 13.3 - Variable compensation of the Board of Directors, Statutory Board and Fiscal Council, title "iv. value effectively recognized in the results of 2012.”

Its policy aims:

•      ensure that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on the Management’s duties, which result from the positions they hold and functions they perform; time dedicated to their functions; in competence and professional reputation, in view of their experience and qualification; and in the value of their services in the market;

•       to provide alignment between compensation practices for the Management and the Organization’s interests, so that the decisions made are the best as possible, seeking to create value for its shareholders and investors; and

•       to ensure that the compensation practice is related to objectives that seek the valuation of the Organization, not encouraging behaviors that increase the risk exposure above levels considered prudent for the strategies adopted short, medium and long term.

b)      Composition of compensation, indicating:

i.              description  of the compensation elements and the objectives of each one of them

a)      Board of Directors and Executive Board

The Management compensation consists of Fixed Compensation, represented by Monthly Fees fixed for the duration of their term, and any Variable Compensation awarded according to the criteria of multiple Monthly Fees, until the limit authorized by the Shareholders' Meeting or by the Management Bodies.

In addition, annually, a proposal is submitted for approval by the Shareholders' Meeting to fund the Open Complementary Pension Plan for Managers and Employees of Bradesco Organization, the amounts of which are shown in item 13.2 as post-employment benefits.

Pursuant to CVM Circular Letter CVM/SEP/No. 007/11, in item 13.2, for the years 2012, 2011 and 2010, we are indicating the amounts corresponding to INSS (social security) contributions paid by Bradesco and recognized in its results.

b)      Fiscal Council

Compensation of the Members of the Fiscal Council shall be determined by the Shareholders’ Meeting in which they are elected and it cannot be lower, for each member in office, to ten percent (10%) of the average compensation attributed to each Officer, without, under current legislation, the payment of benefits, expense account and of the Company’s profit sharing.

c)      Committee for Audit

The composition of the compensation of the Members of the Committee for Audit, with exception of one member that only receives compensation to participate in the Board of Directors, is 100% fees, and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the

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performance of its attributions related to the follow up of the accounting practices adopted in the preparation of the Company’s financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

Another important factor in the definition of the compensation is that the Committee’s members must have high technical qualification so as to exercise their position and at least one of them must have proven knowledge in the areas of accounting and auditing of financial institutions which qualify him to exercise his function, proving the high degree of expertise required from them, including the regulatory bodies.

d)      Remuneration Committee

The Remuneration Committee, defined in the Bylaws, shall be composed by members chosen among the members of the Company’s Board of Directors, and also, as required by the Resolution No. 3,921 as of 11.25.2010, of the National Monetary Council, by one (1) member non-manager. The members of the Board of Directors and the member non-manager, when an employee of the Bradesco Organization, will not be compensated by hold the position of Member of the Remuneration Committee. While being a non-employee, when nominated, the Member will have its compensation set by the Board of Directors, according to the market parameters. No Manager of Bradesco Organization is remunerated for the performance of their duties in the Organization’s Committees.

e)      Other Committees

The members of the other committees are remunerated only for their duties which they perform in the management bodies or executive areas, in which they act at Bradesco Organization. No Manager of Bradesco Organization is remunerated for duties that they perform in the referred committees.

ii.      the  proportion of each component in the total compensation

The Management compensation is composed by Fixed Compensation, represented by Monthly Fees fixed according to the duration of his term, and possible Variable Compensation awarded according to the criteria of multiple Monthly Fees, until the limit authorized in the Shareholders' Meeting, or by the Management Bodies, as appropriate.

We highlight that the proportion/percentage of each element in the total compensation is not fixed, and it can be changed annually.

Fiscal Year ended in December 31, 2012	[1] Annual Fixed Compensation	[2] Variable Compensation	[3] Benefit Post Employment	Total
Board of Directors	25.39%	30.00%	44.61%	100%
Executive Board	25.44%	29.54%	45.02%	100%
Fiscal Council	100%	0,00%	0,00%	100%
Committee for Audit (except one Committee member who is also a Board of Directors’ member, and his compensation is calculated considering his Board of Directors’ membership)	100%	0,00%	0,00%	100%

1)    The proportion/percentage highlighted in the Fixed Annual Compensation column includes the value of the INSS (Social Security) recognized in the Company’s results;

2)    The proportion/percentage highlighted in the Variable Annual Compensation column includes the value of the INSS (Social Security) recognized in the Company’s results; and

3)    The amounts correspondent to post-employment benefits are related to the Open Complementary Pension Plan to the Managers and Employees of Bradesco Organization.

  iii.        methodology for calculating and adjusting each component of the compensation Board of Directors and Executive Board

Bradesco Organization comprises:

•       Fixed Compensation or Monthly Fees: monthly fixed fees established for the period of the Manager’s term.

•       Variable Compensation: eventual amount, attributed to the Managers, in addition to the Fixed Compensation. It is important to highlight that the total of the Variable Compensation will be

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paid at a date to be defined by the Board of Directors, and 50% of the net value of the Variable Compensation will be allocated for the purchase of preferred shares, issued by Banco Bradesco S.A., which will be filed and unavailable ("Restricted Shares"). The Restricted Shares will become available in three (3) equal, annual and successive installments. The first installment will expire in the year subsequent, in relation to the date of payment.

•       The Global Amount: includes the total compensation (fixed fees and any possible Variable Compensation).

To determine the global amount for compensation, the Bradesco Organization observes the following aspects:

1. The Bradesco Organization’s Remuneration Committee: proposes to the Board of Directors the Global Amount for compensation (Monthly Fees and possible Variable Compensation) and the payment of the Variable Compensation limited to Global Amount, to be distributed to the Managers of each subsidiary of the Organization.

To define the Global Amount for compensation (monthly fees and possible Variable Compensation), the Remuneration Committee shall observe the following aspects:

•       size and result of the company comparing to its competitors;

•     domestic and international economic conditions, taking into consideration the past, present and future scenarios;

•       internal and external factors that may affect the Organization’s businesses (current and potential risks); and

•       Organization’s global performance, involving the income realized recurrent and the capacity to produce cash flows.

The Remuneration Committee will use other indicators when deem necessary and suitable. In addition, it will use studies, evaluations, surveys and other materials prepared by the technical areas, such as DEPEC (Department of Research and Economic Studies), DPOC (Department of Planning, Budget and Control), General Accounting, DCIC (Department of Internal Controls and Compliance), and DCIR (Department of Integrated Risk Control), besides other areas it deems appropriate.

2. Board of Directors: Organization's highest management body. It must evaluate the Remuneration Committee proposals and approve them, fully or with amendments it deems necessary, or reprove them, observing the following.

3.             Annual Shareholder’s Meeting/Quota Holders Meeting: the Annual Shareholders Meeting, of each Company of the Organization, must approve the Global Amount for the compensation of its respective Company, as well as the Quota Holders in the case of the respective Limited Companies.

After fulfilled all steps to determine and approve de Global Amount for compensation, it is incumbent on the corresponding Management Body of each one of Organization’s company define the compensation of each one of its Managers, comprised by Monthly Fees and an possible Variable Compensation.

Committee for Audit

The process for calculate and adjust the Committee for Audit’s compensation starts in the Remuneration Committee.

The Board of Directors, on its turn, evaluates the recommendations and proposals of this Committee and defines the amount of fees for each Committee’s member.

iv. reasons that justify the composition of compensation

Bradesco Organization adopts the system of "Closed Career," hiring people, preferably, to the initial positions, developing and preparing these employees to hold higher positions, when available. So the executive positions are filled with trained professionals at own Organization and, therefore, reveal a consolidated personal career, focused on the Organization’s goals, in medium and long terms.

At the same time the system of "Closed Career," and as a way to allow the utilization of its best professionals, the Bradesco Organization promotes a constant and rotational motion, shifting employees/Managers, especially those in positions of command of areas. The Bradesco Organization provides to the Manager, through the "Rotation of Duties," greater integration, experience, personal

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challenges and consolidation of career, being continuously monitored and evaluated for possible movements in the hierarchy.

Within this context, the Organization aims to ensure that the compensation practice complies with the law, rules and regulations that govern to the matter, based on (i) the Managers’ responsibilities, taking into consideration the different positions they hold and the functions they perform; (ii) the time devoted to their duties; (iii) the competence and professional reputation, considering their experience and qualifications; and (iv) the value of its services in the market.

c)     main performance indicators that are taken into consideration in determining each component of compensation

The uniformity in the treatment of work areas is one of the keys for the Organization’s effectiveness, as a manner to inhibit the individualism, maintaining a good work environment favorable for teamwork.

The Organization maintains a collegiate management culture, in which all relevant decisions, business or administrative ones, are made by committees composed, primarily, by Managers.

Thus, even with the establishment of goals and objectives for all areas, individually, for purposes of compensation prevails the global performance of the Organization, making no segregation of area, if it is considered as area of business or support, technical or relationship.

The performance of Managers, considering the individual performances and of their respective areas, is accompanied by their respective superiors.

For the formal evaluation process, specific indicators are defined for areas and for individual assessment, as the functions of the Manager, taking into account the areas for business, controls, and other support areas.

            For areas assessment, are considered, as a minimum, the following groups of indicators:

a.   main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;

b.   actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize your results with minimum use of resources;

c.   actions directed to governance: are corporate indicators that measure exposure to risk, properly monitored by the responsible Area (Integrated Risk Control Department – DCIR), and of internal controls, properly monitored by the responsible Area (Department of Internal Controls and Compliance – DCIC);

d.   actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal customers or external; and

e.   actions directed to environmental aspects: are indicators that assess the degree of compliance of the objectives of the area to environmental aspects.

For individual assessment, are considered, as a minimum, the following indicators:

a.   partnership with customers: aims to evaluate the service quality standards and partnerships with internal or external clients;

b.   quality of the products/services: aims to evaluate the quality standards of products/services rendered according to the area of the Manager evaluated;

c.   leadership team: evaluates the team management process;

d.   planning: assessing the ability to plan the activities of your area in the medium and long term;

e.   overview: evaluates, mainly, the Managers' vision about future trends to meet the demands of the market; and

f.     applies to the Board of Directors and its respective members, if suitable, the indicators listed above.

The performance evaluations of Managers in the areas of internal control and risk management should be based on the achievement of the objectives of their own functions and not specifically in the overall performance of the Organization. It is considered areas of internal control and risk management in the context of the Bradesco Organization the Department of Internal Controls and Compliance – DCIC, the

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Integrated Risk Control Department – DCIR, and the General Inspectorate Department – IGL, as well as the related areas of other companies of the Bradesco Organization.

d) how compensation is structured to reflect the evolution of performance indicators

It is up to the Board of Directors, after completion of all stages of definition and approval of the Global Amount, to set the value of the Fixed Compensation and, by consequence, any Variable Compensation of each of the Managers, in compliance with the following rules:

                 i.   uniformity of compensation between members of the same hierarchy (office), or differentiation as a result of the time in that position, experience, academic background or other difference that the Board of Directors deems appropriate;

                ii.   part of the Global Amount approved will be distributed in fixed equal monthly installments during the term of office of the Manager, subject to the provisions above, called Monthly Fee;

               iii.   the remaining part of the Global Amount may be distributed as Variable Compensation, upon proposal of the Remuneration Committee, which shall comply, as a minimum, in addition to the scenarios set for the period, the performance (i) individual and unit of the business/area under the responsibility of the Manager; (ii) the performance of the Organization as a whole; and (iii) the relationship between these performances and the risks assumed, recording the result of these analyses in the minutes of meeting of the Body itself, covering the distribution proposal.

            Based on the assessment and proposal of the Remuneration  Committee, the Board of Directors shall define, if applicable, the amount of the Variable Compensation that will be paid to Managers, which will correspond to multiple equal Monthly Fee that each Manager is receiving at the date of the resolution for payment of Variable Compensation.

e)     how the compensation policy or practice is in line with the issuer’s short, medium and long term interests

In addition to the current legislation, in Bradesco Organization, to fix the Managers’ Compensation, is taken into consideration the organizational culture, having as the main practices the "Rotation of Duties" in management positions, the adoption of the system of "Closed Career" for the ascension in functional and managing positions and the taking decisions, primarily by collegiate bodies.

It’s a practice of Bradesco Organization to develop, continuously, its human resources, understanding that the personal and professional growth is the main motivation for its employees and managers. The system of "Closed Career" is the way to allow the use of its best professionals. The staff, in all levels, including the leadership, have absolute confidence in the possibility offered, to any employee, to ascend the Organization on its own merits, being possible for a bookkeeper to reach the position of Chief Executive Officer or President of the Board of Directors.

By force of this practice, consistently adopted over decades, is that the leadership positions, including in the Board of Directors, are held by people who began his career at Bradesco Organization.

In addition to this whole process of commitment of Managers, 50% of the net value of the Variable Compensation is for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable ("Restricted Shares").

Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment in the subsequent year, counted from the first working day following the date of the beginning of his unavailability, subject to any adjustments in the event of a significant reduction of Recurring Profit Made or occurrence of negative result of the Company during the Period of Deferral.

For the establishment of the deferral of 50% described previously, in order to meet the provisions of Article 7 of the CMN (National Monetary Council) Resolution No. 3,921, the Organization takes into account the rotation of duties of the Managers mentioned, as well as the collegiate decision-making process through its various committees, with a consequent dilution of possible risks arising from its decisions. Thus, a single 50% of net amount of Variable Compensation, therefore above 40% provided for in Resolution, so as to balance the percentage of the deferred Variable Compensation at levels acceptable to all Managers.

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f)      existence of compensation supported by subsidiaries, controlled or direct or indirect parent companies

Bradesco does not practice this type of compensation for the mentioned Bodies.

g)    existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

Bradesco does not practice this type of compensation.

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13.2. - Total compensation of the Board of Directors, Statutory Board and Fiscal Council

Total compensation planned for current fiscal year 12.31.2013 – Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Members	7.00	89.00	3.00	99.00
Fixed annual compensation
Salary or fees	23,000,000.00	102,000,000.00	432,000.00	125,432,000.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	-	-	-	-
Description of other fixed compensation
Variable compensation
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	23,000,000.00	102,000,000.00	-	125,000,000.00
Description of other variable compensations

From the total possible amount of the Variable Compensation (Gratification), 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in three (3) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

From the total possible amount of the Variable Compensation (Gratification), 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in three (3) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

Post-employment	46,000,000.00	204,000,000.00	-	250,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10.	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10.
Total compensation	92,000,000.00	408,000,000.00	432,000.00	500,432,000.00

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Total compensation for fiscal year on 12.31.2012 – Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Members	7.00	90.75	3.00	100.75
Fixed annual compensation
Salary or fees	21,120,000.00	94,377,400.00	432,000.00	115,929,400.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	4,752,000.00	21,234,915.00	97,200.00	26,084,115.00
Description of other fixed compensations	Amount for INSS (Social Security) recognized in the Company’s results	Amount for INSS (Social Security) recognized in the Company’s results	Amount for INSS (Social Security) recognized in the Company’s results
Variable compensation
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	30,572,080.00	134,193,605.00	-	164,765,685.00
Description of other variable compensations

Variable Compensation (Gratification) R$24.956.800,00, 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in three (3) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$5,615,280.00

Variable Compensation (Gratification) R$109,545,800.00, 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in three (3) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$24,647,805.00

Post-employment	45,459,184.00	204,540,816.00	-	250,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10.	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10.
Total compensation	101,903,264.00	454,346,736.00	529,200.00	556,779,200.00

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12. General Meeting and Management

Total compensation for fiscal year on 12.31.2011 – Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Members	6.83	87.75	3.00	97.58
Fixed annual compensation
Salary or fees	20,440,000.00	87,004,800.00	432,000.00	107,876,800.00
Direct and indirect benefits	-	-	-	-
Participation in Committees	-	-	-	-
Other	36,611,235.83	162,193,964.17	97,200.00	198,902,400.00
Description of other fixed compensations	Additional Fees: R$26,132,437.41 INSS (Social Security) recognized in the Company’s results: R$ 10,478,798.42	Additional Fees: R$116,422,762.59 INSS (Social Security) recognized in the Company’s results: R$ 45,771,201.58	Social Security (INSS) recognized in the Company’s results: R$97,200.00
Variable compensation
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensations
Post-employment	47,391,229.63	202,608,770.37	-	250,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10
Total compensation	104,442,465.46	451,807,534.54	529,200.00	556,779,200.00

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12. General Meeting and Management

Total compensation for fiscal year on 12.31.2010 - Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Number of members	6.75	82,08	3	91.83
Fixed annual compensation
Salary or fees	19,260,000.00	86,502,600.00	432,000.00	106,194,600.00
Direct and indirect benefits	-	-	-	-
Participation in Committees	-	-	-	-
Other	19,940,000.00	82,547,400.00	97,200.00	102,584,600.00
Description of other fixed compensations	Additional Fees R$12,740,000.00 INSS (Social Security) recognized in the Company’s results: R$ 7,200,000.00	Additional Fees R$51,497,400.00 INSS (Social Security) recognized in the Company’s results: R$31,050,000.00	INSS (Social Security) recognized in the Company’s results: R$ 97,200.00
Variable compensation
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation
Post-employment	32,000,000.00	137,999,425.63	-	169,999,425.63
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10
Total compensation	71,200,000.00	307,049,425.63	529,200.00	378,778,625.63

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13.3 - Variable compensation of the Board of Directors, Statutory Board and Fiscal Council:
  body
  number of members
  in relation to bonus:

i.          minimum amount set in the compensation plan

Banco Bradesco does not establish minimum amount of the compensation plan for the Board of Directors, Statutory Board and Fiscal Council.

ii.         maximum amount set in the compensation plan

Maximum amount set in the compensation plan for the current fiscal year:

Body	Number of Members	Maximum amount set in the Compensation Plan (*)
Board of Directors	7	23,000,000.00
Executive Board	89	102,000,000.00
Total	96	125,000,000.00
Fiscal Council (**)	3	-

(*)The global annual amount for the compensation is up to R$250,000,000.00, being provided R$125,000,000.00 as fees and R$125,000,000.00 as variable compensation.

(**)The Composition of the monthly compensation of the Fiscal Council’s Members is 100% fixed fees.

iii. amount provided in the compensation plan, in case the goals are met

Banco Bradesco does not establish value for compensation linked automatically to the achievement of goals for the Board of Directors, Statutory Board and Fiscal Council.

So, even with the establishment of goals and objectives for all areas, individually, for compensation purposes prevails the global performance of the Organization, regardless of area, whether considered support or business, technical or relationship area.

iv. amount effectively recognized in the result of 2012

Body	Number of Members	Amount recognized in the results of 2012
Board of Directors	7.00	24,956,800.00
Executive Board	90.75	109,545,800.00
Total	97.75	134,502,600.00
Fiscal Council (*)	3	-

(*) The composition of the monthly compensation of the Fiscal Council’s Members is 100% fixed fees.

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d)    in relation to the participation in the result:

i. minimum amount set in the compensation plan

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board and Fiscal Council.

ii. maximum amount provided in the compensation plan

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board and Fiscal Council.

iii. amount provided in the compensation plan, in case the goals are met

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board and Fiscal Council.

iv. amount effectively recognized in the result of the last three fiscal years

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board and Fiscal Council.

13.4 - Compensation plan based on shares held by the Board of Directors and Statutory Board

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board.

In the case of payment of Variable Compensation, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in three (3) equal, annual and successive installments, expiring the first installment in the year subsequent, regarding the date of effective payment.

13.5 - Number of shares, quotas and other securities convertible into shares held by managers and by the Fiscal Council – by body

Body	BRADESCO		BBD PARTICIPAÇÕES		BRADESPAR
	Common	Preferred	Common	Preferred	Common	Preferred
Board of Directors	13,478,289	17,889,944	55,697,329	-	849,616	1,274,292
Executive Board	431,387	1,197,576	42,032,327	18,934,509	4,180	60,905
Fiscal Council	10,207	149,389	-	-	2,968	10,848

13.6 – Compensation based on shares of the Board of Directors and of the Statutory Board

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board.

In the case of payment of Variable Compensation, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in three (3) equal, annual and successive installments, expiring the first installment in the year subsequent, regarding the date of effective payment.

13.7 – Information on options (open) held by the Board of Directors and Statutory Board

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board.

In the case of payment of Variable Compensation, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in three (3) equal, annual and successive installments, expiring the first installment in the year subsequent, regarding the date of effective payment.

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13.8 – Options exercised and shares delivered related to compensation based on shares of the Board of Directors and of the Statutory Board

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board.

In the case of payment of Variable Compensation, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in three (3) equal, annual and successive installments, expiring the first installment in the year subsequent, regarding the date of effective payment.

13.9 – Information necessary for understanding the data disclosed in items 13.6 to 13.8 - Method of pricing the value of shares and options

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board.

In the case of payment of Variable Compensation, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in three (3) equal, annual and successive installments, expiring the first installment in the year subsequent, regarding the date of effective payment.

13.10 – Information on private pension plans granted to the members of the Board of Directors and to the Statutory Board

a) body

See table 13.10

b) number of members

See table 13.10

c) name of the Plan

Private Pension Plan II - PGBL

d) number of managers that meet the conditions to retire

See table 13.10

e) conditions for early retirement

In case the participant is older than 55 when he withdraws from the Organization, retired by the INSS (Social Security), and has contributed to the Plan for at least 10 years or more, he may choose to receive a proportional Instant Monthly Income, resulting from the amount accumulated in the participant’s individual account (contributions made by the company and the participant).

f) updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

g) total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

h) if there is the possibility of early redemption and the conditions for that

There is the possibility of early redemption after two fiscal years subsequent to the contributions made, in compliance with the rules that govern the matter.

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Table 13.10

Body	Number of Participant Members		Item "i"	Item "ii"	Item "iii"
	Retired	Active		R$	R$
Board of Directors	5	2	-	151,970,153.47	45,459,184.00
Executive Board	16	72	-	372,922,097.43	204,540,816.00
TOTAL	21	74	-	524,892,250.90	250,000,000.00

In relation to the current pension plans granted to the members of the Board of Directors and to the Officers, we inform the following:

i)    the number of managers that meet the conditions to retire;

ii)   the adjusted amount of the contributions accumulated in the pension plan up to the end of the fiscal year 2012, deducting the portion related to contributions directly made by the Managers; and

iii)   total accrued amount of contributions made during the year 2012, deducting the portion related to contributions directly made by the Managers.

13.11 – Highest, lowest and the average individual compensation for the Board of Directors, Statutory Board and Fiscal Council

            Reasons for not filling out table:

The Company’s management and oversight bodies are staffed with professionals affiliated to the Brazilian Institute of Finance Executives (“IBEF”) of Rio de Janeiro. On March 2, 2010, the IBEF obtained from the 5th Federal Court of the Rio de Janeiro Judicial District (lawsuit 20105101002888-5) an injunction worded as follows:

            “Now, therefore, I grant the pleaded injunction, determining the suspension of the validity of sub-item 13.11 of attachment 24 of CVM Instruction No. 480, in relation to IBEF associates and, consequently, to the companies to which they are linked, prohibiting the application of any sanction on the affiliates or to the companies to which they are linked until the subsequent decision of this Court.”

Said injunction was ratified by judgment of that Court, rendered on last May 17, judging from the request.

The reason for the suspension of the enforceability of disclosure of minimum, medium and maximum compensation of the members of the companies’ management and oversight bodies is based on the preservation of individual rights to privacy and safety of the individual members of said statutory bodies.

In respect to these principles and the court decision, the Company will not disclose this information unless judicial determination in the opposite direction.

13.12 – Compensation or indemnity mechanisms for managers in case of removal from office or retirement

Banco Bradesco does not pay this type of compensation to the Board of Directors, to the Statutory Board and to the Fiscal Council.

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13.13 – Percentage in total compensation held by managers and members of the Fiscal Council that are related parties to the controlling shareholders

2012
Body	%
Board of Directors	100.00%
Executive Board	92.13%
Fiscal Council	0.00%

2011
Body	%
Board of Directors	100.00%
Executive Board	93.26%
Fiscal Council	0.00%

2010
Body	%
Board of Directors	100.00%
Executive Board	92.10%
Fiscal Council	0.00%

13.14 – Managers and Fiscal Council’s Member’s compensation, grouped by body, received for any reason other than the position they occupy

Banco Bradesco does not pay this type of compensation to the Board of Directors, to the Statutory Board and to the Fiscal Council.

13.15 – Managers and Fiscal Council’s Member’s compensation recognized in the income of the controlling shareholders, direct or indirect, of companies under joint control and of the issuer’s subsidiaries

Managers and Fiscal Council’s Members did not receive compensation from the direct or indirect controlling shareholders, from companies under joint control and from Banco Bradesco’s subsidiaries.

13.16 – Other relevant information

There is no other information that we deem relevant.

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14. Human resources

14.1 - Description of human resources

a)     Headcount (total, grouped by business and geographical location)

	2012	2011	2010
In Brazil	103,107	104,251	95,120
North	3,609	3,715	3,210
Northeast	13,360	13,475	11,835
Midwest	4,970	5,130	4,741
Southeast	71,249	71,907	66,628
South	9,919	10,024	8,706
Abroad	278	433	128
Total	103,385	104,684	95,248

	2012	2011	2010
Superintendence	151	148	121
Management	11,369	11,086	9,531
Supervisors/Technical staff	43,156	39,568	35,633
Administrative	16,367	17,103	18,794
Operational	32,342	36,779	31,169
Total	103,385	104,684	95,248

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b)    outsourcer headcount (total, grouped by business and geographical location)

	Number
Activity	2012	2011	2010
Surveillance	10,525	10,209	8,053
Other Activities	1,160	1,151	1,105
Total	11,685	11,360	9,158
	Number
State	2012	2011	2010
Acre	23	24	12
Alagoas	101	98	38
Amazonas	207	199	182
Amapá	21	22	18
Bahia	757	739	583
Ceará	330	320	239
Distrito Federal	138	136	119
Espírito Santo	153	155	118
Goiás	308	307	251
Maranhão	267	259	187
Mato Grosso	171	164	151
Mato Grosso do Sul	157	156	137
Minas Gerais	1,186	1,149	880
Pará	265	240	142
Paraiba	92	90	54
Paraná	641	615	420
Pernambuco	295	274	207
Piauí	61	61	20
Rio de Janeiro	1,319	1,206	982
Rio Grande do Norte	90	90	50
Rio Grande do Sul	583	572	449
Rondônia	86	74	43
Rorâima	16	17	13
Santa Catarina	374	371	270
São Paulo	3,937	3,921	3,526
Sergipe	51	47	27
Tocantins	56	54	40
Total	11,685	11,360	9,158

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c)     turnover

	2012	2011	2010
Turnover*	8.9%	7.8%	8.9%
* (Total terminations/average headcount) x 100
Average headcount = Initial + Final/2

d)      issuer exposure to labor claim liabilities and contingencies

Details of the issuer's exposure to labor claim liabilities and contingencies have no material relevance for Banco Bradesco as shown in item 4.3 of the Reference Form.

14.2 - Significant alterations – Human Resources

There has been no material alteration in relation to the numbers disclosed in item 14.1.

14.3 - Description of employee compensation policy

a)     policy for salaries and variable compensation

Bradesco as an Organization adopts a closed career system, in which new entrants always start at the bottom in career entry positions, and we prioritize recognizing employees with potential for achievement. Our Recruitment and Selection has a characteristic strategy involving great responsibility in relation to hiring, since hiring professionals that are right for the Organization is vital to career and succession dynamics. Bradesco prioritizes recognizing potential from the start with a focus on choice and selection, through skills shown and through selective processes designed to meet its needs.

Compensation practices for the Organization’s employees are designed to recognize services rendered by these professionals, and to encourage them to find solutions for customer satisfaction and business growth.

Compensation consists of monthly salary, rewarding the contribution made by the performance of each employee, as well as any payments intended to recognize the contribution made by each one to the results and performance achieved by Bradesco.

The composition of monthly compensation for employees is 100% salary. There may be payments of bonus/profit-sharing depending on appraisal of organizational results achieved.

Evaluation by Results programs, when applied, are designed to recognize extra efforts made to procure results and based on quantitative and qualitative criteria, and on whether or not financial or non-financial targets are met at different levels: global, area of business, and individual. These programs are characterized by aligned and competitive appraisals in the market and by the fact of reaching and surpassing targets for sustainable results.

Our organizational structure includes a specific Committee to deal with compensation issues, which has a permanent character and makes proposals to the Board of Directors for the Organization's compensation policies and guidelines, based on targets set by the Board of Directors for the Organization's performance.

Compensation practices adopted by the Organization are aligned with the Company's interests through constantly upholding policies and guidelines devised by the Remuneration Committee, whose analysis prioritizes shareholder returns.

b)    benefits policy

Payment of benefits is based on the Organization's Human Resources Management policy.

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This management strategy conveys security and trust for employees, making the assumption that a good working environment based on respect, empathy, trust and security for employees and their families will have an effect on the quality of services provided. Therefore we have structured a benefit package that goes well beyond those legally stipulated, in order to provide employees and their dependents with security and comfort in responding to their basic needs, professional development, with loans under special conditions for the purchase of consumer goods and homes. The benefits shown below cover all employees irrespective of their working day (full- or part-time):

•         Free Health Plan for all employees and their dependents, including non-traditional treatments such as correction of myopia, acupuncture, homeopathy, RPG, speech therapy, psychology, nutrition, heart valve, dialysis, organ transplants, and treatment of AIDS (with reimbursement of prescription drugs for the treatment of illness);

•         Dental insurance for all employees and their dependents including preventative, surgical, restorative, endodontic, periodontal and prosthetic treatments;

•         Supplementary retirement plan with the Bank contributing 50%;

•         Group life and personal accident insurance at a subsidized cost. Retirees leaving the staff are given the option of remaining in the group of insured policyholders;

•         Daily distribution of snacks at no cost amounting to an average daily supply of 136,467 snacks/day;

•         Loans at subsidized rates for buying homes, vehicles, and personal computers, and for personal expenses;

•         Social loans for emergencies, schooling, orthopaedic devices, funerals, psychologists, psychiatrists, speech therapists, and others;

•         Social and psychological care for employees and dependents in emergencies, with 24/7 coverage;

•         In order to supplement social and psychological care for employees and their dependents, Bradesco provided a new channel. Through an independent company founded by specialized professionals, a toll free number - 0800 Viva Bem (meaning "Live Well") - provides 100% confidential assistance with personal, professional, family and affective issues;

•         For the states of São Paulo, Rio de Janeiro, Santa Catarina and Rio Grande do Sul we have special arrangements with the major drugstore chains enabling employees to buy medications at reduced prices;

•         Influenza vaccine provided for all employees free of charge and at special prices for dependents;

•         Health and dental insurance, as well as assistance with day care or other child care, with no age limit for employees' children with disabilities; and

•         Facilities for employees shopping arrangements: a special online shopping channel operating through Bradesco's website, in which the Bank negotiates special discounts directly with suppliers of various products. Employees also receive special offers by e-mail.

c)     characteristics of stock-based compensation plans for non-manager employees, identifying:

The Organization does not have stock-based compensation for employees.

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14. Human resources

14.4 - Description of relations between issuer and trade unions

With regard to the relationship with labor unions, we recognize the right of all employees to free association and to be represented by their respective class union. Employees receive information about trade union association and may participate in collective negotiations through union meetings without any restrictions or discrimination.

Information on union activities is disclosed in notice boards, Union Journal available in our reception desks, and other internal communication vehicles. Labor unions are allowed to make annual association campaigns – we even provide a list of non-associated employees. We have a Union Relationship structure to allow a permanent channel for dialogue and interaction with representatives of trade union actions at national level, by receiving protests, clarifying doubts and promoting a relationship that is characterized by easy access, agility and proactivity between the parties.

We respect and comply with signed Collective Bargaining Agreements negotiated every year with the Organization and employees’ representatives. All employees enjoy freedom of association, have union representation and are covered by collective bargaining agreements.

573– Reference Form – 2013

14. Human resources

15. Control

15.1 / 15.2 - Share ownership

Shareholder
Capital Research and Management Company
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
	North-American	No	No	3/28/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
0	0.0000%	106,862,006	5.080000%	106,862,006	2.540000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
NCF Participações S.A.
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
04.233.319/0001-18	Brazilian-SP	No	Yes	3/28/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
172,433,243	8.2000%	47,171,223	2.240000%	219,604,466	5.220000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
Fundação Bradesco
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
60.701.521/0001-06	Brazilian-SP	No	Yes	3/28/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
358,469,028	17.0400%	0	0.000000%	358,469,028	8.520000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
Cidade de Deus Cia Cial Participações
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
61.529.343/0001-32	Brazilian-SP	No	Yes	3/28/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
1,022,374,418	48.6000%	1,597,076	0.080000%	1,023,971,494	24.340000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
Other
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
547,461,830	26.0200%	1,942,741,235	92.350000%	2,490,203,065	59.190000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
SHARES IN TREASURY – Date of last modification:
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
2,898,610	0.14%	5,265,370	0.250000%	8,163,980	0.190000%

Total
2,103,637,129	100.00000%	2,103,636,910	100.00000%	4,207,274,039	100.00000%

574– Reference Form – 2013

14. Human resources

Controlling / Investor				Shareholder tax No. (CPF/CNPJ)	Share capital
Cidade de Deus Cia Cial Participações				61.529.343/0001-32
Shareholder
Fundação Bradesco
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
60.701.521/0001-06	Brazilian-SP	No	Yes	3/11/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
2,322,047,389	33.2000%	0	0.000000%	2,322,047,389	33.200000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
Lia Maria Aguiar
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
003.692.768-68	Brazilian-SP	No	Yes	3/11/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
490,259,489	7.0100000%	0	0.000000%	490,259,489	7.0100000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
Lina Maria Aguiar
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
017.080.078-49	Brazilian-SP	No	Yes	3/11/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
595,243,486	8.5100000%	0	0.000000%	595,243,486	8.5100000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
Maria Angela Aguiar
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
000.548.238-03	Brazilian-SP	No	Yes	3/11/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
329,785,447	4.7200000%	0	0.000000%	329,785,447	4.7200000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
Nova Cidade de Deus Participações S.A
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
04.866.462/0001-47	Brazilian-SP	No	Yes	3/11/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
3,140,565,330	44.9100000%	0	0.000000%	3,140,565,330	44.9100000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
Other
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
115,850,310	1.6500000%	0	0.000000%	115,850,310	1.6500000%

Total
6,993,751,451	100.000000%	0	0.000000%	6,993,751,451	100.000000%

575– Reference Form – 2013

14. Human resources

Controlling / Investor				Shareholder tax No. (CPF/CNPJ)	Share capital
NCF Participações S.A.				04.233.319/0001-18
Shareholder
Cidade de Deus Cia Cial Participações
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
61.529.343/0001-32	Brazilian-SP	No	Yes	3/6/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
838,280,074	74.7200%	0	0.000000%	838,280,074	39.5100%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
Fundação Bradesco
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
60.701.521/0001-06	Brazilian-SP	No	Yes	3/6/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
281,912,959	25.1300%	999,856,991	100.000000%	1,281,769,950	60.4100%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
Nova Cidade de Deus Participações S.A.
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
04.866.462/0001-47	Brazilian-SP	No	Yes	3/6/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
1,678,372	0.1500%	0	0.000000%	1,678,372	0.0800%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
Other
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
0	0.0000000%	0	0.000000%	0	0.0000000%

Total
1,121,871,405	100.000000%	999,856,991	100.000000%	2,121,728,396	100.000000%

Controlling / Investor				Shareholder tax No. (CPF/CNPJ)	Share capital
Fundação Bradesco				60.701.521/0001-06
Shareholder
Other
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
1	100.0000%	0	0.000000%	1	100.0000%

Total
1	100.0000%	0	0.0000%	1	100.0000%

576– Reference Form – 2013

14. Human resources

Controlling / Investor				Shareholder tax No. (CPF/CNPJ)	Share capital
Cidade de Deus Cia Cial Participações				61.529.343/0001-32
Shareholder
Fundação Bradesco
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
60.701.521/0001-06	Brazilian-SP	No	Yes	3/11/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
2,322,047,389	33.2000%	0	0.000000%	2,322,047,389	33.200000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
Lia Maria Aguiar
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
003.692.768-68	Brazilian-SP	No	Yes	3/11/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
490,259,489	7.0100000%	0	0.000000%	490,259,489	7.0100000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
Lina Maria Aguiar
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
017.080.078-49	Brazilian-SP	No	Yes	3/11/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
595,243,486	8.5100000%	0	0.000000%	595,243,486	8.5100000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
Maria Angela Aguiar
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
000.548.238-03	Brazilian-SP	No	Yes	3/11/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
329,785,447	4.7200000%	0	0.000000%	329,785,447	4.7200000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
Nova Cidade de Deus Participações S.A
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
04.866.462/0001-47	Brazilian-SP	No	Yes	3/11/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
3,140,565,330	44.9100000%	0	0.000000%	3,140,565,330	44.9100000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
Other
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
115,850,310	1.6500000%	0	0.000000%	115,850,310	1.6500000%

Total
6,993,751,451	100.000000%	0	0.000000%	6,993,751,451	100.000000%

577– Reference Form – 2013

15. Control

Controlling / Investor				Shareholder tax No. (CPF/CNPJ)	Share capital
Nova Cidade de Deus Participações S.A				04.866.462/0001-47
Shareholder
BBD Participações S.A
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
07.838.611/0001-52	Brazilian-SP	No	Yes	3/11/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
144,311,638	53.7000%	0	0.000000%	144,311,638	26.070000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
Fundação Bradesco
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
60.701.521/0001-06	Brazilian-SP	No	Yes	3/11/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
124,433,334	46.3000%	284,771,938	100.000000%	409,205,272	73.930000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
Other
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
0	0.0000000%	0	0.000000%	0	0.0000000%

Total
268,744,972	100.0000%	284,771,938	100.0000%	553,516,910	100.0000%

Controlling / Investor				Shareholder tax No. (CPF/CNPJ)	Share capital
Nova Cidade de Deus Participações S.A				04.866.462/0001-47
Shareholder
BBD Participações S.A
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
07.838.611/0001-52	Brazilian-SP	No	Yes	3/11/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
144,311,638	53.7000%	0	0.000000%	144,311,638	26.070000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
Fundação Bradesco
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
60.701.521/0001-06	Brazilian-SP	No	Yes	3/11/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
124,433,334	46.3000%	284,771,938	100.000000%	409,205,272	73.930000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
Other
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
0	0.0000000%	0	0.000000%	0	0.0000000%

Total
268,744,972	100.0000%	284,771,938	100.0000%	553,516,910	100.0000%

Controlling / Investor				Shareholder tax No. (CPF/CNPJ)	Share capital
Fundação Bradesco				60.701.521/0001-06
Shareholder
Other
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
1	100.0000%	0	0.000000%	1	100.0000%

Total
1	100.0000%	0	0.0000%	1	100.0000%

Controlling / Investor				Shareholder tax No. (CPF/CNPJ)	Share capital
Fundação Bradesco				60.701.521/0001-06
Shareholder
Other
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
1	100.0000%	0	0.000000%	1	100.0000%

Total
1	100.0000%	0	0.0000%	1	100.0000%

578– Reference Form – 2013

15. Control

Controlling / Investor				Shareholder tax No. (CPF/CNPJ)	Share capital
BBD Participações S.A				07.838.611/0001-52
Shareholder
Shares in Treasury
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
		No	No	3/25/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
72,125,587	40.9300%	21,692,274	16.330000%	93,817,861	30.350000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.00%

Shareholder
Lázaro de Mello Brandão
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
004.637.528-72	Brazilian-SP	Yes	No	3/10/2010
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
10,997,761	6.2400%	0	0.000000%	10,997,761	3.560000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.00%

Shareholder
NCD Participações Ltda
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
48.594.139/0001-37	Brazilian-SP	Yes	No	1/2/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
0	0.0000%	62,139,088	46.770000%	62,139,088	20.100000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.00%
Shareholder
OTHER
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
93,082,951	52.8300000%	49,039,249	36.900000%	142,122,200	45.9900000%

TOTAL
176,206,299	100.0000%	132,870,611	100.0000%	309,076,910	100.0000%

Controlling / Investor				Shareholder tax No. (CPF/CNPJ)	Share capital
BBD Participações S.A				07.838.611/0001-52
Shareholder
Shares in Treasury
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
		No	No	3/25/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
72,125,587	40.9300%	21,692,274	16.330000%	93,817,861	30.350000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.00%

Shareholder
Lázaro de Mello Brandão
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
004.637.528-72	Brazilian-SP	Yes	No	3/10/2010
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
10,997,761	6.2400%	0	0.000000%	10,997,761	3.560000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.00%

Shareholder
NCD Participações Ltda
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
48.594.139/0001-37	Brazilian-SP	Yes	No	1/2/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
0	0.0000%	62,139,088	46.770000%	62,139,088	20.100000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.00%
Shareholder
OTHER
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
93,082,951	52.8300000%	49,039,249	36.900000%	142,122,200	45.9900000%

TOTAL
176,206,299	100.0000%	132,870,611	100.0000%	309,076,910	100.0000%

579– Reference Form – 2013

15. Control

Controlling / Investor				Shareholder tax No. (CPF/CNPJ)	Share capital
Nova Cidade de Deus Participações S.A				04.866.462/0001-47
Shareholder
BBD Participações S.A
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
07.838.611/0001-52	Brazilian-SP	No	Yes	3/11/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
144,311,638	53.7000%	0	0.000000%	144,311,638	26.070000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
Fundação Bradesco
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
60.701.521/0001-06	Brazilian-SP	No	Yes	3/11/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
124,433,334	46.3000%	284,771,938	100.000000%	409,205,272	73.930000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Total	0	0.00%

Shareholder
Other
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
0	0.0000000%	0	0.000000%	0	0.0000000%

Total
268,744,972	100.0000%	284,771,938	100.0000%	553,516,910	100.0000%

Controlling / Investor				Shareholder tax No. (CPF/CNPJ)	Share capital
Fundação Bradesco				60.701.521/0001-06
Shareholder
Other
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
1	100.0000%	0	0.000000%	1	100.0000%

Total
1	100.0000%	0	0.0000%	1	100.0000%

Controlling / Investor				Shareholder tax No. (CPF/CNPJ)	Share capital
Fundação Bradesco				60.701.521/0001-06
Shareholder
Other
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
1	100.0000%	0	0.000000%	1	100.0000%

Total
1	100.0000%	0	0.0000%	1	100.0000%

Controlling / Investor				Shareholder tax No. (CPF/CNPJ)	Share capital
Fundação Bradesco				60.701.521/0001-06
Shareholder
Other
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
1	100.0000%	0	0.000000%	1	100.0000%

Total
1	100.0000%	0	0.0000%	1	100.0000%

580– Reference Form – 2013

15. Control

Controlling / Investor				Shareholder tax No. (CPF/CNPJ)	Share capital
BBD Participações S.A				07.838.611/0001-52
Shareholder
Shares in Treasury
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
		No	No	3/25/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
72,125,587	40.9300%	21,692,274	16.330000%	93,817,861	30.350000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.00%

Shareholder
Lázaro de Mello Brandão
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
004.637.528-72	Brazilian-SP	Yes	No	3/10/2010
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
10,997,761	6.2400%	0	0.000000%	10,997,761	3.560000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.00%

Shareholder
NCD Participações Ltda
Shareholder tax No. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
48.594.139/0001-37	Brazilian-SP	Yes	No	1/2/2013
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
0	0.0000%	62,139,088	46.770000%	62,139,088	20.100000%
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.00%
Shareholder
OTHER
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
93,082,951	52.8300000%	49,039,249	36.900000%	142,122,200	45.9900000%

TOTAL
176,206,299	100.0000%	132,870,611	100.0000%	309,076,910	100.0000%

Controlling / Investor				Shareholder tax No. (CPF/CNPJ)	Share capital
NCD Participações Ltda				48.594.139/0001-37
Shareholder
OTHER
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
1	100.0000%	0	0.000000%	1	100.0000%

TOTAL
1	100.0000%	0	0.0000%	1	100.0000%

Controlling / Investor				Shareholder tax No. (CPF/CNPJ)	Share capital
NCD Participações Ltda				48.594.139/0001-37
Shareholder
OTHER
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
1	100.0000%	0	0.000000%	1	100.0000%

TOTAL
1	100.0000%	0	0.0000%	1	100.0000%

Controlling / Investor				Shareholder tax No. (CPF/CNPJ)	Share capital
NCD Participações Ltda				48.594.139/0001-37
Shareholder
OTHER
Common shares – quantity (units)	Common Shares %	Preferred shares – quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
1	100.0000%	0	0.000000%	1	100.0000%

TOTAL
1	100.0000%	0	0.0000%	1	100.0000%

581– Reference Form – 2013

15. Control

15.3 - Distribution of capital

Date of most recent meeting / Date of last alteration	3/11/2013
Personal shareholders - quantity (Unit)	327,046
Corporate shareholders – quantity (Unit)	36,114
Institutional investors – quantity (Units)	1,230

Float shares

Float shares corresponding to all issuer's shares except those of the controlling block and its related persons, the issuer's managers and shares held in Treasury.

Common – Quantity (Units)	553,151,474	26.2950
Preferred – Quantity (Units)	2,029,637,010	96.4823
Total	2,582,788,484	61.3886

15.4 – Shareholders’ Organization Chart

Shareholders’ Organization Chart of the issuer is shown in item 8.2.a in this Reference Form.

15.5 - Shareholders agreement filed at the headquarters of the issuer or that the controlling block is party to

There are no Shareholders' Agreements filed at the headquarters of the issuer or any agreements which the controlling are parties to, regulating the exercise of voting rights or transfer of the issuer's shares.

15.6 - Significant alterations in holdings of members of the issuer's controlling group and management

On June 9, 2011, Cidade de Deus – Companhia Comercial de Participações – “Cidade de Deus” (representing the controlling shareholders of Banco Bradesco S.A. - “Bradesco”) in compliance with the provisions in CVM Instruction No. 358, of  01.03.2002, communicated to the market that, it concluded through its subsidiary NCF Participações S.A. - “NCF”, headquartered in Cidade de Deus, Vila Yara, Osasco, SP, under CNPJ No. 04.233.319/0001-18, the acquisition of 102,375,023 (one hundred and two million, three hundred and seventy five thousand and twenty three) common nominative-book-entry shares, equivalent to approximately 5.4% of the common capital of Bradesco, detained by Banco Espírito Santo, S.A. and by the Funds managed by ESAF – Sociedade Gestora de Fundos de Investimento Mobiliários, S.A., for the sum of R$ 2.9 billion.

In 2012 and 2010 there were no significant alterations in the equities of members of the controlling group or of the issuer's management.

582– Reference Form – 2013

15. Control

15.7 - Other material information

Item 15.1/2.

We inform that NCD Participações LTDA., which participates in the equity control of BBD Participações S.A. is controlled by Caixa Beneficente dos Funcionários do Bradesco (Bradesco Employees Pension Plan) that, in its capacity of a non-profit civil association of social assistance, has no shareholders to be identified. All other shareholders of BBD Participações S.A. are individuals and none of them alone owns more than 3.5% of total capital.

Fundação Bradesco is part of the controlling shareholder block of Banco Bradesco S.A. Since it qualifies as an entity of public utility, there are no shareholders to be identified. Bradesco's management (Board of Directors and Executive Board) sit on Fundação Bradesco's Board of Governors, which is its highest decision making body.

On March 16, 2011, Companhia Capital Research and Management reduced the holding it manages in Bradesco's preferred shares ("PN preferred shares") from 10.18% to 5.08%, and thereafter managed a total of 106,862,006 PN preferred shares (partly in American Depositary Receipts or ADRs and partly in subscription receipts), it is worth stressing that it includes the effect of bonuses in the period.

583– Reference Form – 2013

15. Control

16. Related party transactions

16.1 - Description of the issuer's rules, policies and practices for transactions with related parties

Bradesco's Related Party Transactions Policy consolidates the company's procedures for the above-mentioned transactions pursuant to rules issued by regulatory bodies, thus lending transparency to the process for our shareholders, investors and the market in general, and ensuring strict alignment with the Organization's interests in line with best practices for corporate governance.

Therefore the following related party transactions are not allowed:

•         in non-market conditions;

•         contracts for services to be provided by related parties that are based on revenue/invoicing; and

•         providing loans or advances to the following:

o    officers, members of advisory councils, the board of directors, or members of the fiscal council or similar bodies;

o    relatives of the above-mentioned persons up to the second degree of kinship;

o    persons or entities holding more than 10% of Bradesco's capital, unless specifically authorized by the Central Bank of Brazil in each case, for transactions collateralized by commercial effects resulting from purchase and sale transactions or attachment of goods within limits of a general nature set by the National Monetary Council;

o    legal entities in which Bradesco holds more than 10% of capital; and

o    legal entities if more than 10% of their capital is held by any Bradesco director or officer, or their spouses or relatives to the second degree of kinship.

16.2 - Information on transactions with related parties

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Fidelity Processadora e Serviços	12/15/2011	1,984,000.00	0.00	Not applicable	Maturity 12/01/2014 (Written of in 2012)	NO	0.0000
Relation to issuer	Affiliate
Contract purpose	Bond / debenture issue proceeds
Guarantee and insurance	Not applicable
Rescission or extinction	Not applicable
Nature of transaction and reason

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
União Participações Ltda	10/22/2008	120,000,000.00	0.00	Not applicable	36 months (maturity 10.24.2011) Written of in Apr/11	YES	2.0000
Relation to issuer	Subsidiary
Contract purpose

Loan made to Companhia Braxis S.A., balance due to be adjusted at CDI plus 2% p.a. which will be paid as follows:
R$ 45,000,000.00 paid 10.20.2010 and the remaining R$ 41,679,193.34 in 18 successive equal installments due on the 20th of each month. Loan agreement transferred from Bradesplan Participações Ltda. on 04/14/2014.

Guarantee and insurance

As guarantee for the obligations assumed in this contract, the borrower will asign creditor receivables arising from services contracts with customers in the minimum volume to cover 100% of principal and interest on each of the loans disbursed, including the first loan, by means of a specific instrument.

Rescission or extinction

On failure to pay when due. In the event of bankruptcy, state of liquidation suspension of activities for more than 30 days or protest of any obligations. Failure to fulfill any obligation during contract period. Arising from sale, merger, absorption or any process of reorganization or disposition of assets.

Nature of transaction and reason	Intra-company (CDI rate plus 2% p.a.)

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Alelo - Cia. Brasileira de Soluções e Serviços	12/16/2011	3,593,329,000.00	2,545,275,000.00	Not applicable	48 months (maturity 12/15/2015)	NO	0.0000
Relation to issuer	Shared Control
Contract purpose	Administering / issuing magnetic cards and providing amounts in Brazilian reais as predetermined by Contractor.
Guarantee and insurance

The services contract between Banco Bradesco S.A. and CBSS (Visa Vale) does not contain anything that could cause any kind of “conflict of interest”. Remuneration paid Processor depends on credits made on members of staff cards at rates and conditions similar to those for other parties in effect on transaction dates.

Rescission or extinction

Valid for 48 months, may be prorogued for 24 months by agreement between parties. May be terminated at any time by either party giving written notice to the other party at least 30 days in advance. There is no guarantee or insurance related to the contract.

Nature of transaction and reason

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Fidelity Processadora e Serviços	2/22/2007	57,348,000.00	57,348,000.00	It is not possible to measure it, since it changes based on the volume of services provided.	Indefinite	NO	0.0000
Relation to issuer	Shared Control
Contract purpose

The purpose of the contract is for Fidelity Processadora e Serviços to provide services to Banco Bradesco S.A. and its related companies consisting of outbound and inbound telemarketing services for Banco Bradesco customers, including all physical infrastructure and part of the technology infrastructure, through its own employees and its facilities, available at Card Support (Service of Contact Center).

Guarantee and insurance

Fidelity Processadora e Serviços agrees to provide services within the parameters of quality set forth in the Service Level Agreement and to do so without interruption or adverse effect on services. If during the ordinary course of service provision, disputes arise between the Bank and Processor related to quality and performance under their Service Level Agreement, and they cannot be resolved by the Processor’s service managers, they shall be submitted to the Operational Advisory Committee.

Rescission or extinction	Renewable every 12 months, signed 60 days prior to expiration.
Nature of transaction and reason

584– Reference Form – 2013

15. Control

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Cielo S.A.	1/18/2011	64,323,000.00	64,323,000.00	Not applicable	Maturity 02/07/2014	NO	0.0000
Relation to issuer	Affiliate
Contract purpose	Bond / debenture issue proceeds
Guarantee and insurance	Not applicable
Rescission or extinction	Not applicable
Nature of transaction and reason

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Crediare S.A. Crédito, Financiamento e Investimento	12/28/2012	214,300,000.00	214,300,000.00	Not applicable	Maturity 01/02/2013	NO	0.0000
Relation to issuer	Joint Venture
Contract purpose	Inter-financial deposits – CDI floating rate
Guarantee and insurance	Not applicable
Rescission or extinction	Not applicable
Nature of transaction and reason

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Alelo - Cia. Brasileira de Soluções e Serviços	1/4/2010	20,555,000.00	20,555,000.00	Not applicable	Indefinite	NO	0.0000
Relation to issuer	Affiliate
Contract purpose

Sale of CBSS Goods and Services using operating system, as well as promotion and marketing of CBSS products and services through Bradesco’s network of affiliates and branches, analyzing and monitoring the credit situation and any settlement of customer debts in transactions in which the terms of payment agreed are installments.

Guarantee and insurance	Not applicable
Rescission or extinction

The agreement may be immediately cancelled by the innocent party simply notifying the other in the event of default or breach of any term or condition agreed herein, provided that the defaulting or breaching party fails to fulfill or regularize its obligation within ten days of receiving notification from the innocent party requiring the measure, or in the event of bankruptcy, judicial or extra judicial liquidation, commencement of proceedings for extrajudicial recovery, or if this agreement be suspended by a competent authority or entity.

Nature of transaction and reason

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Cidade de Deus Companhia Comercial de Participações	12/31/2012	24,982,000.00	24,982,000.00	Not applicable	Indefinite	NO	0.0000
Relation to issuer	Controller Company
Contract purpose	Deposits
Guarantee and insurance	Not applicable
Rescission or extinction	Not applicable
Nature of transaction and reason

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Alelo - Cia. Brasileira de Soluções e Serviços	12/4/2012	207,956,000.00	207,956,000.00	Not applicable	Maturity 06/17/2013	NO	0.0000
Relation to issuer	Affiliate
Contract purpose	Bond / debenture issue proceeds
Guarantee and insurance	Not applicable
Rescission or extinction	Not applicable
Nature of transaction and reason

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Cidade de Deus Companhia Comercial de Participações	3/25/2002	26,625,000.00	0.00	Not applicable	Maturity 03/25/2012	NO	0.0000
Relation to issuer	Controller Company
Contract purpose	Subordinated debt
Guarantee and insurance	Not applicable
Rescission or extinction	Not applicable
Nature of transaction and reason

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Fundação Bradesco	3/25/2002	698,000.00	698,000.00	Not applicable	Maturity 05/13/2014	NO	0.0000
Relation to issuer	Controller Company
Contract purpose	Subordinated debt
Guarantee and insurance	Not applicable
Rescission or extinction	Not applicable
Nature of transaction and reason

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Cidade de Deus Companhia Comercial de Participações	12/31/2012	541,990,000.00	541,990,000.00	Not applicable	Indefinite	NO	0.0000
Relation to issuer	Controller Company
Contract purpose	Dividends and bonuses receivable
Guarantee and insurance	Not applicable
Rescission or extinction	Not applicable
Nature of transaction and reason

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Fundação Bradesco	12/31/2012	193,912,000.00	193,912,000.00	Not applicable	Indefinite	NO	0.0000
Relation to issuer	Controller Company
Contract purpose	Dividends and bonuses receivable
Guarantee and insurance	Not applicable
Rescission or extinction	Not applicable
Nature of transaction and reason

585– Reference Form – 2013

15. Control

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Cielo S.A.	7/10/2003	12,033,000.00	0.00	Not applicable	Maturity 06/15/2011 Written of	NO	0.0000
Relation to issuer	Affiliate
Contract purpose

Funding and liquidity management activities involve two Special Purpose Entitiesn (SPEs), International Diversified Payment Rights Company and Brazilian Mercha nt Voucher Receivables Limited, which are funded with long-term obligations paid through future cash flows from the corresponding assets, which comprise:
(i) Flows of current and future payment orders remitted by individuals and legal entities abroad to beneficiaries in Brazil, for which the Bank acts as payer, and
(ii) Current and future flows of receivables from credit cards arising from expenditures incurred in the Brazilian territory by holders of credit cards issued abroad.

Guarantee and insurance	Not applicable
Rescission or extinction

If any early maturity event takes place, and if Trustee is thus instructed by the controlling group of this series, the Trustee may provide written notification to the SPE, each rating agency of said series, Visanet, and each of the banks, and may declare early maturity of securities thus making them immediately due, and may ask the banks to make payment within two days of receiving said notification, at repurchase price corresponding to said series and the latter’s percentages.

Nature of transaction and reason

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Crediare S.A. Crédito Financiamento e Investimento	12/30/2010	1,400,000.00	0.00	Not applicable	Written of in01/03/2011	NO	0.0000
Relation to issuer	Joint Venture
Contract purpose	Repurchase agreement - LFT
Guarantee and insurance	Not applicable
Rescission or extinction	Not applicable
Nature of transaction and reason

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Crediare S.A. Crédito Financiamento e Investimento	12/31/2012	1,348,000.00	1,348,000.00	Not applicable	Indefinite	NO	0.0000
Relation to issuer	Joint Venture
Contract purpose	Dividends and bonuses receivable
Guarantee and insurance	Not applicable
Rescission or extinction	Not applicable
Nature of transaction and reason

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Servinet Serviços S/C - Ltda	1/12/2012	3,970,000.00	3,970,000.00	Not applicable	Maturity 01/21/2014	NO	0.0000
Relation to issuer	Affiliate
Contract purpose	Bond / debenture issue proceeds
Guarantee and insurance	Not applicable
Rescission or extinction	Not applicable
Nature of transaction and reason

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Orizon do Brasil Processamento de Informações de Saúde Ltda.	2/7/2012	39,601,000.00	39,601,000.00	Not applicable	Maturity 02/19/2014	NO	0.0000
Relation to issuer	Affiliate
Contract purpose	Bond / debenture issue proceeds
Guarantee and insurance	Not applicable
Rescission or extinction	Not applicable
Nature of transaction and reason

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Bradescard Promotora de Vendas Ltda	8/31/2012	25,687,000.00	25,687,000.00	Not applicable	Maturity 10/08/2013	NO	0.0000
Relation to issuer	Affiliate
Contract purpose	Bond / debenture issue proceeds
Guarantee and insurance	Not applicable
Rescission or extinction	Not applicable
Nature of transaction and reason

586– Reference Form – 2013

15. Control

16.3 - Identification of measures taken to address conflicts of interest and demonstration of a strictly commutative character of conditions agreed or appropriate compensation payment

Transactions shown in item 16.2, and related parties involving controlling shareholders, subsidiaries and shared-control subsidiaries, are conducted on the basis of usual market values and fees under arm's length conditions, or with compensatory payment, and therefore do not generate any benefit or loss for either party.

Management has internal control structure to ensure that transactions are conducted under similar conditions to those that may be conducted with unrelated parties.

If there are violations of the provisions in item 16.1, cases will be forwarded to the Ethical Conduct Committee, which reports to the Board of Directors, and it will apply the appropriate penalties, and advise that such violations are offenses and that persons responsible will be subject to penalties under current legislation.

587– Reference Form – 2013

17. Share capital

17. Share capital

17.1 - Information on share capital

Date of authorization or approval	Capital (BRL)	Period to be paid in	Common shares – quantity (units)	Preferred shares – quantity (units)	Total shares – quantity (units)
Type of capital	Capital issued		2,103,637,129	2,103,636,910	4,207,274,039
3/11/2013	38,100,000,000.00
Type of capital	Capital subscribed		2,103,637,129	2,103,636,910	4,207,274,039
3/11/2013	38,100,000,000.00
Type of capital	Paid capital		2,103,637,129	2,103,636,910	4,207,274,039
3/11/2013	38,100,000,000.00

17.2 - Share Capital increases

Date of resolution	Body deciding increase	Issue date	Total (R$)	Type of increase	Common (units)	Preferred (units)	Total shares (units)	Subscription / Previous capital	Issue price	Quotation factor
6/10/2010	General Meeting	6/10/2010	2,000,000,000	Private	171,020,483	171,020,465	342,040,948	10.00000000	5.85	R$ per unit
Criteria for setting issue price

The cost attributed to bonus shares, irrespective of the type, complies with the provision set forth in paragraph one of Article 25 of Federal Revenue Service Regulatory Instruction SRF No. 25 of 03/06/2001.

Period to be paid in

Not applicable.
It is the 10% bonus in shares, as it attributes to the Company’s shareholders, on a non-onerous basis, one (1) newshare to each tem (10) share if the same type of those shareholders previously held.

Date of resolution	Body deciding increase	Issue date	Total (R$)	Type of increase	Common (units)	Preferred (units)	Total shares (units)	Subscription / Previous capital	Issue price	Quotation factor
12/17/2010	General Meeting	12/17/2010	1,500,000,000	Private	31,172,072	31,172,068	62,344,140	1.65700894	24.06	R$ per unit
Criteria for setting issue price

The issue price was set based on Paragraph 1, Article 170 of Law 6,404/76, predominantly the weighted average share price in the market, bearing in mind their high level of tradability. The purpose of setting it below market price was to leave room for the normal course of trading, while providing conditions for pricing subscription rights.
The issue price was set at a 20% discount off the weighted average share price of common shares (R$ 26.36 per share) and preferred shares (R$ 33.79 per share) in the period from 08/23 to 11/18/2010, resulting in a weighted average price of R$ 24.06. The above-mentioned discount was based on the Brazilian stock market’s volatility and aimed to encourage all shareholders to adhere to the rights subscription.

Period to be paid in

Cash, by compensation with credits of Interest on Own Complementary Capital declared on 12/6/2010. In this case, the exercise of subscription rights to shares does not involve disbursement of new funds by shareholders registered with the Bank as of 12/06/2010, the proposed declaration of the aforementioned on own complementary capital.

Date of resolution	Body deciding increase	Issue date	Total (R$)	Type of increase	Common (units)	Preferred (units)	Total shares (units)	Subscription / Previous capital	Issue price	Quotation factor
3/10/2011	General Meeting	3/10/2011	100,000,000	Without issuing shares	0	0	0	0.00000000	-	R$ per unit
Criteria for setting issue price
Period to be paid in

There was no capital increase in 2012.

Date of resolution	Body deciding increase	Issue date	Total (R$)	Type of increase	Common (units)	Preferred (units)	Total shares (units)	Subscription / Previous capital	Issue price	Quotation factor
3/11/2013	General Meeting	3/11/2013	8,000,000,000	Private	191,239,739	191,239,719	382,479,458	10.00000000	20.92	R$ per unit
Criteria for setting issue price

The cost attributed to bonus shares, irrespective of the type, complies with the provision set forth in paragraph one of Article 47 of Federal Revenue Service Regulatory Instruction SRF No. 1,022, of 04/05/2010.

Period to be paid in

Not applicable.
It is the 10% bonus in shares, as it attributes to the Company’s shareholders, on a non-onerous basis, one (1) newshare to each ten (10) shares if the same type of those shareholders previously held.

17.3 - Information on skills, unbundling, grouping and bonuses

Approval Date	Quantity shares prior to approval (units)			Quantity shares after approval (Units)
	Quantity common shares	Quantity preferred shares	Total quantity shares	Quantity common shares	Quantity preferred shares	Total quantity shares
Bonus
6/10/2010	1,710,204,835	1,710,204,658	3,420,409,493	1,881,225,318	1,881,225,123	3,762,450,441
Bonus
3/11/2013	1,912,397,390	1,912,397,191	3,824,794,581	2,103,637,129	2,103,636,910	4,207,274,039

588– Reference Form – 2013

17. Share capital

17.4 - Information on reductions of share capital

Reasons for not filling out table:

In the fiscal years 2010, 2011 and 2012 as well as until 05.31.2013, there was no reduction of capital of the Company.

17.5 - Other material information

There is no further information that we believe to be significant.

589– Reference Form – 2013

18. Securities

18. Securities

18.1 – Shareholders rights

Type of shares or CDA	Common
Tag along	100.000000
Dividend rights

Minimum Mandatory Dividend - Pursuant to item III of Article 27 of Bradesco's Bylaws, shareholders are assured 30% of net income, each year, as a minimum mandatory dividend, adjusted for any decrease or increase of the amounts specified in items I, II and III of Article 202 of Law No. 6,404/76. Therefore, this percentage is above the minimum of 25% set by § 2 of Article 202 of Law No. 6,404/76.
Interim Dividends - The Executive Board, on approval of the Board of Directors, is authorized to declare and pay out interim dividends, semiannual or monthly, from existing earnings, or profit reserve accounts (§1, Article 27 of the Bylaws). It may also authorize payment of interest on own capital in total or partial substitution of interim dividends (§2, Article 27 of the Bylaws).

Voting right	Full
Convertibility	No
Right to reimbursement of capital	Yes
Description of characteristics of capital reimbursement	The common shares are entitled to return of capital, however the preferred shares have priority in the refund of the Share Capital, in case of liquidation of the Company.
Restriction on circulation	No
Conditions for altering rights guaranteed by these securities	The Bylaws do not include any conditions, in addition to those set forth in the law, to change rights vested by the securities issued by the Company.
Other material characteristics	There are no further characteristics that we believe to be significant.

Type of shares or CDA	Preferred
Tag along	80.000000
Dividend rights

Minimum Mandatory Dividend - Pursuant to item III of Article 27 of Bradesco's Bylaws, shareholders are assured 30% of net income, each year, as a minimum mandatory dividend, adjusted for any decrease or increase of the amounts specified in items I, II and III of Article 202 of Law No. 6,404/76. Therefore, this percentage is above the minimum of 25% set by § 2 of Article 202 of Law No. 6,404/76.
Interim Dividends - The Executive Board, on approval of the Board of Directors, is authorized to declare and pay out interim dividends, semiannual or monthly, from existing earnings, or profit reserve accounts (§1, Article 27 of the Bylaws). It may also authorize payment of interest on own capital in total or partial substitution of interim dividends (§2, Article 27 of the Bylaws). Preferred shares confer on their holders dividends ten percent (10%) higher than those paid on common shares (item "b", §2, Article 6 of the Bylaws).

Voting right	No right
Convertibility	No
Right to reimbursement of capital	Yes
Description of characteristics of capital reimbursement	Preferred shares have priority in reimbursement of share capital in the event of liquidation.
Restriction on circulation	No
Conditions for altering rights guaranteed by these securities	The Bylaws do not include any conditions, in addition to those set forth in the law, to change rights vested by the securities issued by the Company.
Other material characteristics	There are no further characteristics that we believe to be significant.

590– Reference Form – 2013

18. Securities

18.2 – Description of any statutory rules restricting voting rights of significant shareholders or obliging them to make public offering

There were no statutory rules that limit the voting rights of significant shareholders or oblige them to make public offering.

18.3 – Description of exceptions and suspensive clauses relating to political or economic rights stipulated in bylaws

There were no exceptions or suspensive clauses relating to political or economic rights stipulated in the Company's Bylaws.

591– Reference Form – 2013

18. Securities

18.4 – Trading volume and highest and lowest prices of securities traded

Fiscal year	12/31/2012
Quarter	Security	Type	Class	Market	Administrative entity	Financial volume traded (R$)	Highest quotation (R$)	Lowest quotation (R$) Quotation Factor
3/31/2012	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,273,216,735	28.35	25.21 R$ per unit
6/30/2012	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,172,894,726	27.30	22.86 R$ per unit
9/30/2012	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	850,842,770	29.00	23.82 R$ per unit
12/31/2012	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	4,591,475,593	35.83	25.60 R$ per unit
3/31/2012	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	12,265,301,017	33.10	30.06 R$ per unit
6/30/2012	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	12,690,779,439	31.98	26.88 R$ per unit
9/30/2012	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	12,457,264,935	35.85	29.07 R$ per unit
12/31/2012	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	12,015,906,630	36.93	31.02 R$ per unit

Fiscal year	12/31/2011
Quarter	Security	Type	Class	Market	Administrative entity	Financial volume traded (R$)	Highest quotation (R$)	Lowest quotation (R$) Quotation Factor
3/31/2011	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,133,256,876	27.88	23.40 R$ per unit
6/30/2011	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	2,520,348,403	28.24	25.30 R$ per unit
9/30/2011	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	816,639,944	26.99	21.40 R$ per unit
12/31/2011	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	829,072,926	25.65	22.09 R$ per unit
3/31/2011	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	10,230,542,246	33.95	29.20 R$ per unit
6/30/2011	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	8,596,453,635	33.50	29.85 R$ per unit
9/30/2011	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	12,949,320,587	32.25	25.26 R$ per unit
12/31/2011	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	10,889,469,136	31.45	26.90 R$ per unit

Fiscal year	12/31/2010
Quarter	Security	Type	Class	Market	Administrative entity	Financial volume traded (R$)	Highest quotation (R$)	Lowest quotation (R$) Quotation Factor
3/31/2010	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	570,052,718	25.60	22.39 R$ per unit
6/30/2010	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	881,964,952	24.41	20.85 R$ per unit
9/30/2010	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,044,781,230	26.93	21.79 R$ per unit
12/31/2010	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,432,102,346	28.87	24.79 R$ per unit
3/31/2010	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	7,640,946,436	31.03	27.16 R$ per unit
6/30/2010	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	7,693,974,992	30.60	25.45 R$ per unit
9/30/2010	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	8,970,538,602	33.78	26.40 R$ per unit
12/31/2010	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	10,051,206,137	36.95	31.70 R$ per unit

592– Reference Form – 2013

18. Securities

18.5 – Description of other securities issued

Security	Subscription Warrant
Security identification	Subordinate Debt
Issue date	10/24/2003
Maturity date	10/24/2013
Quantity (units)	1
Total (R$)	833,100,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption case and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

Security	Subscription Warrant
Security identification	Subordinate Debt
Issue date	4/15/2004
Maturity date	4/15/2014
Quantity (units)	1
Total (R$)	501,300,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption case and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

593– Reference Form – 2013

18. Securities

Security	Subscription Warrant
Security identification	Subordinate Debt
Issue date	9/29/2009
Maturity date	9/29/2019
Quantity (units)	1
Total (R$)	1,249,650,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	No
Redemption case and value	Not applicable
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

Security	Subscription Warrant
Security identification	Subordinate Debt
Issue date	8/16/2010
Maturity date	1/16/2021
Quantity (units)	1
Total (R$)	1,832,820,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption case and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

594 – Reference Form – 2013

18. Securities

Security	Subscription Warrant
Security identification	Subordinate Debt
Issue date	1/13/2011
Maturity date	1/16/2021
Quantity (units)	1
Total (R$)	835,050,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption case and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

Security	Subscription Warrant
Security identification	Subordinate Debt
Issue date	3/1/2012
Maturity date	3/1/2022
Quantity (units)	1
Total (R$)	1,886,720,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption case and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

595– Reference Form – 2013

18. Securities

Security	Subscription Warrant
Security identification	Global Medium – Term Note – Series 51
Issue date	3/23/2010
Maturity date	3/23/2015
Quantity (units)	1
Total (R$)	1,249,650,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption case and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

Security	Subscription Warrant
Security identification	Global Medium – Term Note – Series 52
Issue date	4/22/2010
Maturity date	4/22/2013
Quantity (units)	1
Total (R$)	416,550,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption case and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

596– Reference Form – 2013

18. Securities

Security	Subscription Warrant
Security identification	Global Medium – Term Note – Series 53
Issue date	5/16/2011
Maturity date	5/16/2016
Quantity (units)	1
Total (R$)	815,850,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption case and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

Security	Subscription Warrant
Security identification	Global Medium – Term Note – Series 54
Issue date	5/16/2011
Maturity date	5/16/2014
Quantity (units)	1
Total (R$)	1,386,945,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption case and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

597– Reference Form – 2013

18. Securities

Security	Subscription Warrant
Security identification	Global Medium – Term Note – Series 59
Issue date	1/12/2012
Maturity date	1/12/2017
Quantity (units)	1
Total (R$)	1,429,920,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption case and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

18.6 – Brazilian markets which securities are admitted to trading

Bradesco's shares are part of all the stock exchange's indices in which financial sector stock shares may be listed such as: the Corporate Sustainability Index (locally ISE); Special Tag Along Stocks Index - (ITAG), the Special Corporate Governance Stock Index (IGC), the Brasil – IBrX and IBrX50 indices - (most actively traded stocks), the Mid-Large Cap index (MLCX), Financial BM&FBOVESPA Index – IFNC and BM&FBOVESPA Carbon Efficient Index – ICO2. Internationally, Bradesco is part of the New York Stock Exchange's Dow Jones Sustainability World Index and the Madrid Stock Exchange's FTSE Latibex Brasil index.

18.7 – Information on class and type of securities admitted to trading on foreign markets

ADR – BBD

a)    Country: United States of America

b)    Market: Secondary

c)    Entity managing market on which securities are admitted to trading: New York Stock Exchange (NYSE)

d)    Date admitted to trading: 10/01/2001

e)    Trading segment, if applicable: Tier II

f)     Date listed in trading segment: 11/21/2001

g)    Foreign trading as a percentage of total trading volume for each class and type of share in the last period: 58%

h)    Depositary receipts on foreign exchanges as a proportion of each class and type of share, if applicable: 1:1 (one ADR per preferred share)

i)      Depositary bank, if applicable: The Bank of New York Mellon

j)      Custody institution, if applicable: Banco Bradesco S.A.

ADR – BBDO

a)    Country:  United States of America

b)    Market: Secondary

c)    Entity managing market on which securities are admitted to trading: New York Stock Exchange (NYSE)

d)    Date admitted to trading: 03/13/2012

e)    Trading segment, if applicable: Tier II

f)     Date listed in trading segment: 03/13/2012

g)    Foreign trading as a percentage of total trading volume for each class and type of share in the last period: 0.15% (1)

h)    Depositary receipts on foreign exchanges as a proportion of each class and type of share, if applicable: 1:1 (one ADR per common share)

i)      Depositary bank, if applicable: The Bank of New York Mellon

j)      Custody institution, if applicable: Banco Bradesco S.A.

598– Reference Form – 2013

18. Securities

(1) Percentage calculation based on trading volume from 03/13/2012 through 12/31/2012.

GDR – XBBDC

a)    Country:  Spain

b)    Market:  Secondary

c)    Entity managing market on which securities are admitted to trading: Bolsa de Madrid

d)    Date admitted to trading: 02/16/2001

e)    Trading segment, if applicable: Latibex

f)     Date listed in trading segment: 02/16/2001

g)    Foreign trading as a percentage of total trading volume for each class and type of share in the last period: 0.03%

h)    Depositary receipts on foreign exchanges as a proportion of each class and type of share, if applicable: 1:1 (one ADR per preferred share)

i)      Depositary bank, if applicable: Iberclear

j)      Custody institution, if applicable: CBLC

18.8 – Public offerings of distribution made by the issuer or by third parties, including controllers and associated companies or subsidiaries, in relation to issuer's securities

In 2012, Bradesco Leasing made its 7th issuance of a single series of simple subordinated debentures non-convertible into shares for public distribution under the regime of best placement efforts, which was registered with CVM on October 17, 2012 under number CVM/SER/DEB/2012/023. Overall, 1,000,000,000 (one billion) debentures were issued with the face value of R$ 10.00 (ten reais) each, amounting to R$ 10,000,000,000.00 (ten billion reais) on October 15, 2012. 7th issuance debentures have a term of twenty (20) years from their issuance date, and are remunerated by the accumulated variation of 100% (one hundred per cent) of DI rate per a base year of two hundred and fifty-two (252) business days.

In 2011 there were no public offerings of distribution made by the issuer or by third parties, including controllers and associated companies or subsidiaries, in relation to issuer's securities.

On December 17, 2010, resolutions were submitted to shareholders to vote a capital increase with new share subscription, which were approved at the Extraordinary General Meeting of March 10, 2011, for a R$ 1,500 million capital increase through the issue of 62,344,140 new shares, of which 31,172,072 were common and 31,172,068 preferred shares, at a price per share of R$ 24.06. These transactions were approved by the Central Bank on March 18, 2011.

18.9 – Description of issuer’s public bids for other companies’ shares

On April 16, 2012, the CVM (Securities and Exchange Commission) approved a unified public tender offer for acquisition of common and preferred shares issued by Banco BERJ S.A. (BERJ) held by its minority shareholders. The total number of shares covered by the unified tender offering will be 623,256,094 common shares, representing 1.72% of BERJ's total capital and 738,664,623 preferred shares, representing 2.04% of BERJ's total capital. The unified public offering's purchase price will be R$ 33.819280 per thousand common and preferred shares. The auction will adopt procedures to ensure Bradesco's right to raise the bid price during the unified public tender offer, and the new price will be extended to all shareholders that accepted previous bids. The auction took place on May 22, 2012.

For the periods of 2011 and 2010, there were no public offerings by the issuer, regarding shares issued by third parties.

18.10 – Other material information

To enhance comparability, the highest and lowest share prices in item 18.4  were adjusted to reflect company events in the periods.

Highest and lowest share prices (before adjustments) for the respective periods are shown below.

599– Reference Form – 2013

18. Securities

Common Shares			Preferred Shares
Date	Minimum	Maximum	Date	Minimum	Maximum
1Q2010	24.65	31.00	1Q2010	30.00	37.70
2Q2010	22.95	26.87	2Q2010	28.11	33.80
3Q2010	23.08	26.95	3Q2010	28.84	33.92
4Q2010	24.79	28.89	4Q2010	31.70	37.10
1Q2011	23.40	27.88	1Q2011	29.20	33.95
2Q2011	25.30	28.24	2Q2011	29.85	33.50
3Q2011	21.40	26.99	3Q2011	25.26	32.25
4Q2011	22.09	25.65	4Q2011	26.90	31.45
1Q2012	25.21	28.35	1Q2012	30.06	33.10
2Q2012	22.86	27.30	2Q2012	26.88	31.98
3Q2012	23.82	29.00	3Q2012	29.07	35.85
4Q2012	25.60	35.83	4Q2012	31.02	36.93

(*) The closing price is considered.

Supplement to item 18.5: Describe securities issued other than shares, stating:

I.a) Security: SUBORDINATED DEBT – US$ 500,000,000 – maturing on 10/24/2013

b) Quantity	c) Value (in US$)	d) Issue date	e) Maturity date	f) Restriction on circulation	g) Convertibility
01 Global note for principal amount of US$ 500 million that may be divided into minimum portions of US$ 100,000.00 and multiples of US$ 1,000.00 thereafter	500,000,000.00	10/24/2003	10/24/2013	Securities may be purchased by qualified institutional investors only	Not convertible

600– Reference Form – 2013

18. Securities

G.I) Possibility of redemption:

The Notes shall not be subject to optional redemption by the issuer stated above, except under "Early Redemption for Taxation Reasons" below.

Early Redemption for Tax Reasons

The issuer may redeem the Notes in whole but not in part at a redemption price equal to 100% of the principal amount of Notes plus accrued interest on the agreed redemption date and any other amounts due noteholders under the terms of the Issue Indenture or Notes on notifying noteholders at least 30 days and at most to 60 days in advance, if:

•         it be required, or may be required to pay Additional Amounts in excess of the Additional Amounts which it would have to pay if interest payments under the Notes were subject to withholding or deduction at a rate of 15% as a result of any alteration to generally applicable laws or regulations in a tax jurisdiction or any pertinent alteration in general to the application or official interpretation of said laws and tax regulations, in each case, occurring after the original issue date of any of the Notes;

•         it cannot avoid through reasonable measures available to us, our obligation to pay such excess Additional Amounts; and

•         the Central Bank has approved this redemption.

However, the issuer shall not redeem the Notes for tax reasons before the fifth anniversary of the notes' issue date unless the Central Bank grants permission to do so at an earlier date.  No notice of redemption may be given more than 60 days in advance of the first date that it would be required to pay excess Additional Amounts if a payment relating to the Notes were due at that time. Before sending any notice of redemption as described above, the issuer shall deliver to the Trustee (1) a certificate stating that it is entitled to redeem the Notes under the Issue Indenture terms and stating the facts relating to the redemption and (2) a written legal counsel opinion stating that it is obligated to pay said excess Additional Amounts due to a change or amendment as described above, that it cannot avoid paying said excess Additional Amounts by taking measures available to it, and that all governmental approvals required for said redemption have been obtained and are in full force and effect, and specifying any approvals required but not obtained.

G.II) Formula for calculating redemption value:

Payment of principal of the Notes together with unpaid and accrued interest shall be made on the payment date to the person in whose name the Notes are registered at close of trading New York City time on the tenth business day before payment date. Notes need not be redeemed for payment of principal, interest or other amounts to be received, except for redemption or final payment of principal on maturity date.

Characteristics of securities

H.I) Maturity, including conditions for early maturity:

Maturity: 10/24/2013, unless maturity date is prorogued as detailed below.

Prorogation of maturity date

Although the stated expiration date of the Notes is 10/24/2013, the issuer may prorogue maturity date to April 24, 2015 and, within 30 days after the end of a currency inconvertibility/non-transfer event deliver a certificate stating that it has have sufficient funds in Brazilian reais at the reference exchange rate, or in dollars, to pay the principal amount of the Notes and other debt payable on the maturity date stated, and cannot make such payment on the Notes due to a currency inconvertibility/non-transfer event occurring and persisting as of said date, and that it has made reasonable efforts to convert and transfer such funds.

If the maturity date is prorogued, the maturity date stated shall be an interest payment date, and interest on the Notes at the Note Rate shall be payable on that date and on each interest payment date subsequent to the prorogued maturity date. If the maturity date is prorogued, the issuer shall notify noteholders within two business days of prorogation.

601– Reference Form – 2013

18. Securities

Early maturity events (event of default):

The following events shall each be an event of default under the terms of the Notes and Issue Indenture:

•         our failing to make any payment of principal of any of the Notes, whether on maturity date, for redemption or otherwise, except due to a deferral of principal or a prorogation of maturity date described under "– Deferral of Interest and Principal" and "– Prorogation of Maturity Date;"

•         our failing to make any interest payment or any payment of Additional Amounts under the Notes and the Issue Indenture, except due to deferred interest described under "– Deferral of Interest and Principal," and that non-payment persisting for 15 days, and the Trustee has not otherwise received those amounts from the insurer under to the Insurance Policy, or otherwise; excepting that if the insurer recognizes that any interest payment is due and overdue from the insurer under the Insurance Policy, our lack of payment shall not constitute an event of default;

•         a court or agency or supervisory authority in the Cayman Islands or Brazil (1) brings an action or judicial decision or sentence in order to obtain adjudication on the basis of any law of bankruptcy, insolvency, reorganization, readjustment of debt, rating of priority of assets and liabilities or similar law, or order our liquidation or dissolution of our business or the rule of our bankruptcy or insolvency, (2) issue a court ruling or decision that approves as properly filed against us for creditor composition (concordata) or adjustment or settlement under any applicable law except a creditor composition (concordata) permitted under the Issue Indenture, (3) proffers a sentence or court order appointing a receiver, liquidator, assignee, custodian, trustee, agent, sequestration agent or other similar official for us or for all or substantially all of our assets, and said proceedings, or judicial rulings or orders are not annulled, suspended and remain in effect for a period of 60 days, or (4) any event which, under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above mentioned events;

•         we bring an action or start proceedings voluntarily based on any applicable law of bankruptcy, insolvency, reorganization or other similar law, or any other action or proceeding filed for ruling our bankruptcy or insolvency, or we consent in our defence or otherwise, to issuance of a court verdict or decision in an action or proceedings based on any applicable law of bankruptcy, insolvency, reorganization or other similar law, in which we are the defendants, or with the filing of an action or proceedings for a ruling on our bankruptcy or dissolution or insolvency or any event which, under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above mentioned events; or

•         we submit Proof of Loss that would cause payment of compensation by the insurer under the Insurance Policy, in circumstances in which we were not entitled to submit Proof of Loss.

H.II) Interest:

8.75% p.a.

H.III) Guarantee, and if collateral description of asset:

No guarantee.

H.IV) In the absence of guarantee, whether receivable is subordinate or unsecured:

Subordinated.

H.V) Any restrictions imposed on the issuer in connection with:

•       distribution of dividends

None.

•       disposal of certain assets

Merger, absorption, assignment or transference:

Without the consent of noteholders owning at least 66 2/3% of the total principal of Notes        outstanding, we shall not to merge or consolidate with any other person or convey or transfer substantially all our assets and property to any other person, unless, subsequently:

602– Reference Form – 2013

18. Securities

•       the person formed by such consolidation or resulting from such merger or the person acquiring all or substantially all of our property and assets expressly assumes duly punctual payment of principal and interest on all Notes, and fulfillment or observance of each agreement of the Issue Indenture to be fulfilled or observed by us;

•       immediately after the consummation of said transaction, no event of default or event which through notice, lapse of time or other conditions, become an event of default, has occurred and persisted and no agreement or obligation included in the Issue Indenture has been significantly violated; and

•       the person formed by said consolidation or resulting from the merger or the person acquiring all or substantially all our assets and assets delivers to the Trustee a certificate from the officers and legal counsel's opinion each stating that the consolidation, merger, conveyance or transference and – if a supplementary Indenture relating to the transaction is required – the supplementary Issue Indenture are in compliance with the Issue Indenture and that all preceding conditions in the Issue Indenture relating to the transaction have been duly fulfilled.

•       new debts being assumed

None.

•       issuing new securities

None.

H.VI) Trustee, stating principal contractual terms:

The Bank of New York Trust Company (Cayman) Limited is the Trustee under the Issue Indenture.

The Indenture, document signed by the Bank and the Trustee, governs various rights and obligations of the parties in relation to note issues, such as: definitions of terms used, general and specific characteristics of the notes, conditions and criteria for redemption and repurchase of notes, commitments assumed by the issuer, definition of default events and instruments for their solution, noteholders' rights, amendments to the contract, satisfaction of terms and segregation of notes and subordination, among others. The most relevant terms in the Indenture are described in other items herein.

I) Conditions for altering rights assured by these securities:

We and the Trustee may not amend or waive any Note or Issue Indenture term or condition without obtaining prior written consent from the insurer.

            We and the Trustee, without consent from noteholders, may modify the Issue Indenture for certain specified purposes, including, among others, to provide for the issuing of additional notes as described in "– Additional Notes," to remedy ambiguities, defects or inconsistencies, or include any other provisions in relation to matters or issues arising from the Issue Indenture, as long as said correction or additional provision does not adversely affect the interests of noteholders in any material aspect.

In addition, the Issue Indenture may be modified by us and the Trustee with the consent of holders owning a majority of the principal amount of Notes outstanding at the time. Nevertheless, without the consent of all holders of outstanding Notes affected by an alteration, no alteration may:

•         alter the due date of any payment of principal or any portion of interest charges of any Note;

•         reduce the principal amount or interest charges, or alter the method used to calculate the principal amount or interest payable on any date;

•         alter any place of payment where principal or interest on Notes are to be paid;

•         alter the currency in which principal or interest on Notes are to be paid;

•         prejudice the noteholders' right to bring legal actions to enforce payment on maturity date or thereafter;

•         modify the Issue Indenture's subordination provisions said a way as to adversely affect holders;

•         reduce the percentage of the principal of outstanding Notes whose holders are required to consent to any alteration or waiver of any provision in the Issue Indenture or defaults under the Issue Indenture and their consequences; or

•         modify provisions summarized in this paragraph, or Issue Indenture provisions relating to waiver of the right to execute the other party due to previous defaults, except to increase any percentage or determine that other Issue Indenture provisions may not be modified or waived without the consent of each noteholder affected by the modifications.

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After an alteration described in the previous paragraph, we are obliged to mail notification to noteholders through the Trustee briefly describing the alteration.  However, failure to send said notice to all noteholders, or error in the notification, shall not affect the validity of the alteration.

Cancellation

We may, at our discretion and at any time, with prior approval from the Central Bank cancel our obligations relating to the Notes through "cancellation by operation of law" or "contractual cancellation."  In general, on cancellation by operation of law, we shall be deemed to have paid and settled all our debt under the Notes and honoured all our obligations under the Notes and the Issue Indenture except the following items, which will survive: (1) noteholders' rights to receive payments of principal and interest on Notes (including any Additional Amounts) when payments are due, (2) our obligations in relation to transfer and exchange of Notes, payment of Additional Amounts, maintaining a payments agent and registrar of the notes and other matters specified in the Issue Indenture and (3) the Trustee's rights, powers, obligations, duties and immunities.

In addition, through contractual cancellation, we may cancel our obligations under the obligations described in "– Certain Obligations" except the obligations described in "– Fulfillment of obligations under the Notes and Issue Indenture" and "– Use of Proceeds from Sale of Notes" and certain agreements relating to depositing amounts to pay principal and interest on the Notes, measures related to payment agents, the return of unclaimed amounts and other matters.  After contractual cancellation, we may fail to fulfill any canceled obligation and the subordination provisions in the Indenture shall no longer to be valid.

To exercise cancellation or contractual cancellation we must meet the following conditions:

•         irrevocably deposit with the Trustee, in dollars or in US government obligations or any combination thereof, amounts that in the opinion of internationally recognized independent auditor firms are sufficient to pay and settle the principal and each portion of interest on the Notes under the terms of the Issue Indenture and Notes, Insurance Policy and Issuer's statement of consent;

•         in the event of cancellation by operation of law, we must deliver to the Trustee a legal counsel's opinion stating that (1) we received a regulation from the Federal Revenue Department, or the Federal Revenue Department issued a regulation, or (2) since the date of the Issue Indenture, there has been an alteration in U.S. income tax legislation or its interpretation, in any case for which noteholders do not recognize income, gain or loss for United States income tax purposes as a result of said deposit, withholding and settlement and will be subject to income tax in the United States in the same amount, in the same way and at the same time they would be if said a deposit, withdrawal and settlement had not occurred, unless the Trustee has received written evidence that each noteholder is not subject to, or is exempt from, United States income tax;

•         in the event of contractual cancellation, we must deliver to the Trustee a legal counsel's opinion stating that the noteholders will not recognize income, gain or loss for income tax in the United States as a result of said deposit and cancellation of commitment, and will be subject to United States income tax in the same amount, in the same way and at the same time as they would be if said deposit and contractual cancellation had not occurred;

•         no event of default or event which would become an event of default through notification, lapse of time or other conditions, has occurred and persist on the date of the deposit and in relation to bankruptcy, insolvency and other events described in the third and fourth items above under "– Events of Default" at any time during the period that ends on the 123rd day after the date of that deposit or, if longer, ending on the day after that period expires, preferably the longest applicable, relating to that filing;

•         we must deliver to the Trustee a legal counsel's opinion stating that payment of the amounts deposited with the Trustee will not be subject to future taxes or other governmental charges applied by any Tax Jurisdiction, except where said related Additional Amounts have been deposited in trust with the Trustee;

•         said cancelation does not result in any violation or breach of contract or other instrument to which we are a party or by which we are bound;

•         said cancellation will mean that the trust resulting from that deposit constitutes an investment company as per the definition attributed by the 1940 U.S. Investment Company Act and amendments;

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18. Securities

•         we delivered a certificate and legal counsel's opinion stating that all conditions for revocation were met; and

•         no default in payment of principal, premium, if any, or interest on any of the Other Obligations has occurred and continues, said Other Obligations have not become due in advance and no other event of default under those Other Obligations has occurred and continues in such a way as to allow early maturity of these obligations.

J) Other relevant characteristics:

Insurance Policy

An Insurance Policy has been issued to the Trustee for the benefit of noteholders.  The Insurance Policy shall provide coverage in case of the issuer's inability to convert Brazilian reais to dollars in order to make a scheduled payment of interest charges under the terms of the Notes, or to transfer converted funds out of Brazil, or to use or control said funds, due to certain actions or omissions by the Brazilian government, or due to the fact of the Brazilian government not approving said actions or measures. The insurer's obligation in relation to payment of compensation under the Insurance Policy is limited to 18 months interest on the Notes and certain premium payments under the Insurance Policy and is subject to certain conditions, limitations and exclusions that could affect noteholders' ability to receive payments of Notes.

Reserve Account

On the Notes issue date, the Trustee shall open a separate trust account ("Reserve Account") at The Bank of New York Trust Company (Cayman) Limited, in its name and under its sole control for the benefit of the noteholders. The Reserve Account will initially be supplied with an amount equal to the initial premium refundable, of to six months interest charges on the Notes at the Note Rate.

If the funds held in the account for payment are insufficient to pay all accrued and unpaid interest due on any payment date, and the Trustee has received a Proof of Loss from the issuer, the Trustee shall withdraw the required amount from the Reserve Account in order to honour the issuer's obligations to pay interest under the Notes, unless the amounts may be required on this payment date under the Insurance Policy. The Trustee will transfer these funds on the applicable payment date.

II.a) Security: SUBORDINATED DEBT – EUR 225,000,000 – maturing on 04/15/2014

b) Quantity	c) Value (in EUR)	d) Issue date	e) Maturity date	f) Restriction on circulation	g) Convertibility
01 Global note for principal amount of EUR 225 million that may be divided into minimum portions of EUR 50,000.00 and multiples of EUR 1,000.00 thereafter	225,000,000.00	4/15/2004	4/15/2014	Securities may be purchased by qualified institutional investors only	Not convertible

G.I) Possibility of redemption:

The Notes shall not be subject to optional redemption by us except as stated above in "Early Redemption for Tax Reasons."

Early Redemption for Tax Reasons

We may redeem the Notes in whole but not in part at a redemption price equal to 100% of the principal amount of the Notes together with accrued interest through the date set for redemption, and any other amounts payable to noteholders under the terms of the Issue Indenture or the Notes, by notifying noteholders at least 30 days and at most 60 days in advance, if:

•         we are compelled, or may be compelled to pay Additional Amounts in excess of the Additional Amounts that we would be required to pay if interest payments due the Notes were subject to withholding or deduction at a rate of 15% as a result of any generally applicable alteration to laws or regulations in a tax jurisdiction or any pertinent alteration in general to the official application or interpretation of said laws and Tax Regulations, in each case, occurring after the date of original issue of any of the Notes;

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18. Securities

•         we may not avoid, through reasonable measures available to us, our obligations to pay said excess Additional Amounts; and

•         the Central Bank has approved this redemption.

However, we may not redeem the Notes for tax reasons before the fifth anniversary of the notes' issue date unless the Central Bank grants us permission to do so at an earlier date.  No notice of redemption may be given more than 60 days in advance of the first date on which we would be obliged to pay excess Additional Amounts if a payment for the Notes were to be due at this time. Before sending any notice of redemption as described above, we shall deliver to the Trustee (1) a certificate stating that we have the right to redeem the Notes under the terms of the Issue Indenture and stating the facts relating to redemption and (2) a written opinion from attorneys stating that we are obliged to pay said excess Additional Amounts due to a change or alteration described above, that we cannot avoid paying said excess Additional Amounts by taking the measures available to us, and that all necessary governmental approvals required for said redemption have been obtained and are in full force and effect, specifying any approvals required that were not obtained.

G.II) Formula for calculating redemption value:

Payment of principal of the Notes together with unpaid and accrued interest shall be made on the payment date to the person in whose name the Notes are registered at close of trading New York City time on the tenth business day before payment date. Notes need not be delivered for payment of principal, interest or other amounts to be made, except for redemptions or final payments of principal on due date.

Characteristics of securities

H.I) Maturity, including conditions for early maturity:

Maturity: 04/15/2014, unless maturity date is prorogued.

Prorogation of maturity date

Although the stated maturity date of the Notes is April 15, 2014, we may prorogate the maturity date to the earlier of October 15, 2015 or 30 days after the date on which the currency inconvertibility/non-transferability event which prevented our honouring payment of our obligations under the Notes ended, if we submit a certificate stating that we have sufficient funds in Brazilian reais at the reference exchange rate or in Euros, to pay the principal amount of Notes and any other debt payable on the stated maturity date and we may not make said payment in relation to the Notes because of a currency inconvertibility/non-transferability event, which occurred, and continues on said date, and that we have made reasonable efforts to convert and transfer said funds.

If the maturity date is prorogued, the maturity date stated shall be an interest payment date, and interest on the Notes at the Note Rate shall be payable on that date and on each interest payment date subsequent to the prorogued maturity date. If the maturity date is prorogued, we shall notify noteholders within two business days of prorogation.

Early maturity events (event of default):

Any of the following events shall be an event of default under the terms of the Notes and Issue Indenture:

•         our failing to make any payment of principal of any of the Notes, whether on maturity date, for redemption or otherwise, except due to a deferral of principal or a prorogation of maturity date described under "– Deferral of Interest and Principal" and "– Prorogation of Maturity Date;"

•         our failing to make any interest payment or any payment of Additional Amounts under the Notes and the Indenture, except when due to a deferral of interest described under "– Deferral of Interest and Principal," and this non-payment continues for 15 days, and the Trustee has not otherwise received those amounts from the insurer under the Insurance Policy, from the Reserve Account or otherwise; except that if the insurance company recognizes that an interest payment is due and payable by the insurer under the Insurance Policy, our lack of payment shall not constitute an event of default;

•         a court or agency or supervisory authority in the Cayman Islands or Brazil (1) brings an action or proffers judicial decision or sentence in order to obtain adjudication on the basis of any law of bankruptcy, insolvency, reorganization, readjustment of debt, prioritizing assets and liabilities or similar law, or orders our liquidation or dissolution of our business or our declaration of bankruptcy or insolvency, (2) issues a ruling or court decision approving as properly filed against us an application for creditor composition (concordata) settlement, adjustment or composition under any applicable law except a creditor composition (concordata) permitted under the Issue Indenture, (3) issue a sentence or court order appointing a custodian, depositary, liquidator, assignee, sequestration agent or other similar official for us or for all or substantially all our assets, and said judicial proceedings, sentences or rulings are not annulled or suspended and remain in effect for a period of 60 days, or (4) any event that occurs which under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above mentioned events;

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18. Securities

•         we bring an action or start proceedings voluntarily based on any applicable law of bankruptcy, insolvency, reorganization or other similar law, or any other action or proceeding filed for ruling our bankruptcy or insolvency, or we consent in our defence or otherwise, to issuance of a court verdict or decision in an action or proceedings based on any applicable law of bankruptcy, insolvency, reorganization or other similar law, in which we are the defendants, or with the filing of an action or proceedings for a ruling on our bankruptcy or dissolution or insolvency or any event which, under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above mentioned events; or

•         we submit Proof of Loss that would cause payment of compensation by the insurer under the Insurance Policy, in circumstances in which we were not entitled to submit Proof of Loss.

H.II) Interest:

8% p.a.

H.III) Guarantee, and if collateral description of asset:

No guarantee.

H.IV) In the absence of guarantee, whether receivable is subordinate or unsecured:

Subordinated.

H.V) Any restrictions imposed on the issuer in connection with:

•         distribution of dividends

None.

•         disposal of certain assets

Merger, absorption, assignment or transference:

Without the consent of noteholders that own at least 66 2/3% of the aggregate principal amount of       outstanding Notes, we shall not merge or consolidate with any other person or convey or transfer all           or substantially all our properties, assets and liabilities to any other person, unless, after this:

•         the person formed by said consolidation or resulting from said merger or the person acquiring all or substantially all of our goods and assets, or all or substantially all of our properties, assets and liabilities, expressly assumes due and punctual payment of principal and interest on all Notes and performance or observance of every agreement of the Issue Indenture to be performed or observed by us;

•         immediately after the consummation of said transaction, no event of default or event which through notice, lapse of time or other conditions, become an event of default, has occurred and persisted and no agreement or obligation included in the Issue Indenture has been significantly violated; and

•         the person formed by said consolidation or resulting from the merger or the person acquiring all or substantially all of our property and assets, or all of the substantially all of our properties, assets and liabilities delivers to the Trustee an officers certificate and legal counsel's opinion each stating that the consolidation, merger, transfer or conveyance and – if a supplemental Issue Indenture for the transaction is required – the supplemental Issue Indenture conforms with the Issue Indenture and that all suspensive conditions in the Issue Indenture relating to the transaction have been adequately fulfilled.

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•         new debts being assumed

None.

•         issuing new securities

None.

H.VI) Trustee, stating principal contractual terms:

The Bank of New York Trust Company (Cayman) Limited is the Trustee under the Issue Indenture

The Issue Indenture, a document signed by the Bank and Trustee, governs various rights and obligations of the parties in relation to issuing the notes, such as: definitions of terms used, general and specific characteristics of the notes, conditions and criteria for redemption and repurchase of notes, commitments assumed by the issuer, definition of default events and instruments for their solution, noteholders' rights, amendments to the contract, satisfaction of terms and segregation of notes and subordination, among other items, and the most relevant terms contained in the Issue Indenture are described in the other items herein.

I) Conditions for altering rights assured by these securities:

Modification of Issue Indenture

We and the Trustee may not amend or waive any Note or Issue Indenture term or condition without obtaining prior written consent from the insurer.

We and the Trustee shall be able, without the consent of the noteholders, modify the Issue Indenture for certain specified purposes, including, among other things, stipulate issuance of Additional Notes as described under "– Additional Notes," to remedy ambiguities, defects or inconsistencies, or include any other provisions relating to matters or issues arising from the Issue Indenture, as long as this correction or additional provision shall not adversely affect noteholders' interests in any material respect.

In addition, the Issue Indenture may be modified by us and the Trustee with the consent of holders owning a majority of the principal amount of Notes outstanding at the time. Nevertheless, without the consent of all holders of outstanding Notes affected by an alteration, no alteration may:

•         alter the due date of any payment of principal or any portion of interest charges of any Note;

•         reduce the principal amount or interest charges, or alter the method used to calculate the principal amount or interest payable on any date;

•         alter any place of payment at which principal or interest on the Notes is to be paid;

•         alter the currency in which the principal or interest on the Notes shall be paid;

•         prejudice the right of noteholders to bring legal actions to enforce the obligation to pay on maturity date or thereafter;

•         modify the Issue Indenture's subordination provisions said a way as to adversely affect holders;

•         reduce the percentage of the principal of outstanding Notes whose holders are required to consent to any alteration or waiver of any provision in the Issue Indenture or defaults under the Issue Indenture and their consequences; or

•         modify provisions summarized in this paragraph, or Issue Indenture provisions relating to waiver previous defaults, except to increase any percentage or determine that other Issue Indenture provisions may not be modified or waived without the consent of each noteholder prejudiced by the modifications.

After an alteration described in the previous paragraph, we are obliged to mail notification to noteholders through the Trustee briefly describing the alteration. However, failure to send said notice to all noteholders, or error in the notification, shall not affect the validity of the alteration.

Cancellation

We may, at our discretion and at any time, with prior approval from the Central Bank cancel our obligations relating to the Notes through "cancellation by operation of law" or "contractual cancellation."  In general, on cancellation by operation of law, we shall be deemed to have paid and settled all our debt under the Notes and honoured all our obligations under the Notes and the Issue Indenture except the following items, which will survive: (1) noteholders' rights to receive payments of principal and interest on Notes (including any Additional Amounts) when payments are due, (2) our obligations in relation to transfer and exchange of Notes, payment of Additional Amounts, maintaining a payments agent and registrar of the notes and other matters specified in the Issue Indenture and (3) the Trustee's rights, powers, obligations, duties and immunities.

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In addition, through contractual cancellation, we may cancel our obligations under the obligations described in "– Certain Obligations" except the obligations described in "– Fulfillment of obligations under the Notes and Issue Indenture" and "– Use of Proceeds from Sale of Notes" and certain agreements relating to depositing amounts to pay principal and interest on the Notes, measures related to payment agents, the return of unclaimed amounts and other matters.  After contractual cancellation, we may fail to fulfill any canceled obligation and the subordination provisions in the Indenture shall no longer to be valid.

To exercise cancellation or contractual cancellation we must meet the following conditions:

•         we must irrevocably deposit with the Trustee amounts in (i) Euro; or (ii) permitted investments (certain Euro-denominated obligations or repurchase agreements, as defined in the Issue Indenture); or (iii) a combination of the above in amounts that, in the opinion of internationally recognized independent auditor firms, are sufficient to pay and settle the principal and each portion of interest of the Notes (including any amounts payable to the Insurer under the Issue Indenture, the Insurance Policy and Supplementary Insurance Contract) under the terms of the Issue Indenture and the Notes, Insurance Policy and Supplementary Insurance Contract;

•         no event of default or event which, by notice, lapse of time or other conditions, would become an event of default has occurred and continues on the deposit date and in relation to bankruptcy, insolvency and other events described in the third and fourth items above under "– Events of Default" at any time during the period ending on the 123rd day after the date of that deposit or, if longer, ending the day after that period expires, preferably the longest applicable, related to that deposit;

•         we must deliver to the Trustee a legal counsel's opinion stating that payment of the amounts deposited in trust with the Trustee will not be subject to future taxes or other governmental charges levied by any Tax Jurisdiction, unless said related Additional Amounts have been deposited in trust with the Trustee;

•         said cancelation does not result in any violation or breach of contract or other instrument to which we are a party or by which we are bound;

•         said cancellation does not mean the trust resulting from that deposit constituting an investment company as defined by the 1940 U.S. Investment Company Act) as amended;

•         we have delivered a certificate and legal counsel's opinion stating that all conditions for revocation or cancellation were met; and

•         no default in payment of principal, premium, if any, or interest on any of the Other Obligations has occurred and continues, said Other Obligations have not become due in advance and no other event of default under those Other Obligations has occurred and continues in such a way as to allow early maturity of these obligations.

J) Other relevant characteristics:

Insurance Policy

The insurer will issue the Insurance Policy to the Trustee for the benefit of noteholders. The Insurance Policy shall provide coverage in case of the issuer's inability to convert Brazilian reais to dollars in order to make a scheduled payment of interest charges under the terms of the Notes, or to transfer converted funds out of Brazil, or to use or control funds deposited in the Trustee's account due to certain actions or omissions by the Brazilian government. The insurer's obligation in relation to payment of compensation under the Insurance Policy is limited to 12 months interest on Notes and is subject to certain conditions, limitations and exclusions that could affect the ability of noteholders to receive payments from Notes. The Insurance Policy is issued to the Trustee for the benefit of noteholders.

Reserve Account

On the Closing Date, the Trustee shall open a separate trust account for the benefit of the noteholders ("Reserve Account") at The Bank of New York Trust Company (Cayman) Limited, in its name and under its sole control. The Reserve Account will initially be supplied with funds on the Notes' Closing Date in an amount equal to the payment of six months interest on the Notes at the Note Rate.

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If the funds held in the payment account should be insufficient to pay all accrued and unpaid interest due on any payment date, and the Trustee has received a Proof of Loss from the issuer, as long as no Subordination Event has occurred and continues, the Trustee shall withdraw the necessary sum from the Reserve Account to honour the issuer's obligations to pay interest under the terms of the Notes, unless the amounts may be required on this payment date under the terms of the Insurance Policy. The Trustee will transfer these funds on the applicable payment date.

III.a) Security: SUBORDINATED DEBT – US$ 750,000,000 – maturing on 09/29/2019

b) Quantity	c) Value (in US$)	d) Issue date	e) Maturity date	f) Restriction on circulation	g) Convertibility
01 Global note for principal amount of US$ 750 million that may be divided into minimum portions of US$ 100,000.00 and multiples of US$ 1,000.00 thereafter	750,000,000.00	9/29/2009	9/29/2019	Securities may be purchased by qualified institutional investors only	Not convertible

G.I) Possibility of redemption

The issuer shall not have the right to redeem all or part of the notes before their maturity date.

G.II) Formula for calculating redemption value:

Payment of principal of the Notes together with unpaid and accrued interest shall be made on the payment date to the person in whose name the Notes are registered at close of trading New York City time on the tenth business day before payment date. Notes need not be delivered for payment of principal, interest or other amounts to be made, except for redemptions or final payments of principal on due date.

Characteristics of securities

H.I) Maturity, including conditions for early maturity

Maturity: 09/29/2019.

Early redemption:

Early Maturity Events (Default)

•         the issuer does not make payment of the principal on any notes on maturity date, through redemption or otherwise, except due to a deferral of principal;

•         the issuer fails to pay interest or pay additional amounts under the terms of the notes and Indenture except when due to a deferral of interest and said default continues for 15 days;

•         a court or agency or supervisory authority in the Cayman Islands or Brazil (1) brings an action or proffers a judicial decision or sentence declaring bankruptcy under any law of bankruptcy, insolvency, recovery, debt readjustment, compulsory reorganization of assets and liabilities or similar law, or orders the issuer's liquidation or dissolution of its business or rules that the issuer is bankrupt or insolvent, or (2) issues a ruling or court decision approving as properly filed an application for reorganization of the issuer and creditor composition under any applicable law except a reorganization permitted under the Indenture, (3) issue a sentence or court order appointing a custodian, manager, liquidator, assignee, intervener or other similar authority for the issuer for all or substantially all its assets, and said judicial proceedings, sentences or rulings have not been annulled or have remained in full effect for 60 days, or (4) any event that occurs which under the laws of Brazil or the Cayman Islands, has a similar effect to the above mentioned events; or

•         the issuer files for voluntary bankruptcy, or proceedings under any applicable law of bankruptcy, insolvency, reorganization or other similar law, or any other action or proceeding to be declared bankrupt or insolvent, or the issuer consent through response or otherwise, with the proffering of a ruling or sentence declaring bankruptcy in an involuntary action or proceeding under any applicable law of bankruptcy, insolvency, reorganization, intervention, liquidation or other similar law, or the commencement of any action or proceedings for bankruptcy or insolvency against the issuer or its dissolution or any event which, under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above events.

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If an event of default described in the third and fourth points above occurs and continues, the principal of all notes and interest due and unpaid on all notes will become immediately due and payable without any declaration or action by the trustee or any noteholders. However, the issuer will be required to make the payments described in this paragraph only after having been declared bankrupt or in liquidation or otherwise winding up, and such payments will be subject to subordination provisions specified in the Issue Indenture.

H.II) Interest

6.75% p.a.

H.III) Guarantee, and if collateral description of asset

No guarantee.

H.IV) In the absence of guarantee, whether the receivable is subordinated or unsecured

Subordinated.

H.V) Any restrictions imposed on the issuer in connection with

•         distribution of dividends

None.

•         disposal of certain assets

Merger, absorption, assignment or transference

Without the consent of holders of not less than 65 2/3% of the principal amount of notes outstanding, the issuer shall not agree to any consolidation or merger with any other person or convey or transfer all or substantially all of its property or assets or all or substantially all its property, assets and liabilities (including the notes issued under the Indenture) to any other person, unless thereafter:

•         the person formed by such consolidation or with which the issuer has merged, or the person acquiring all or substantially all property and assets of the issuer or all or substantially all property, assets and liabilities of the issuer (including notes under the Indenture) expressly assume the due and punctual payment of principal and interest charges on all notes, and fulfillment and observance of all obligations in the Indenture and notes to be fulfilled and observed by the issuer;

•         immediately after the transaction comes into effect, no event of default or event which, through notice, lapse of time or other conditions would become an event of default, has occurred and persisted, and no obligations or agreements specified in the Indenture or in the notes have been significantly breached; and

•         the person formed by said consolidation or with which the issuer has made a merger, or the person acquiring all or substantially all the issuer's property and assets, or all or substantially all the issuer's property and assets and liabilities (including notes issued under the Indenture) delivers to the Trustee a certificate from an officer and legal counsel's an opinion stating that the consolidation, merger, disposition or transfer, and if necessary a supplementary Indenture relating to the transaction, stating that said supplementary Indenture complies with the Indenture and that all suspensive conditions stipulated in the Indenture relating to the transaction have been fulfilled.

Additionally, the above conditions apply only if the issuer wishes to merge or consolidate with another entity or sell its assets substantially as a whole to another entity. The issuer need not meet those conditions if it signs other types of transactions, including any transaction in which it acquires shares or assets of another entity, or any transaction involving a change in control of the issuer, but in which there is no merger or consolidation, and any transaction in which the issuer sells less than substantially all its assets.

•         new debts being assumed

None.

•         issuing new securities

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None.

H.VI) The Trustee, stating the principal terms of the contract

The Bank of New York Mellon is the Trustee under the Issue Indenture.

The Issue Indenture, a document signed by the Bank and Trustee, governs various rights and obligations of the parties in relation to issuing the notes, such as: definitions of terms used, general and specific characteristics of the notes, conditions and criteria for redemption and repurchase of notes, commitments assumed by the issuer, definition of default events and instruments for their solution, noteholders' rights, amendments to the contract, satisfaction of terms and segregation of notes and subordination, among other items, and the most relevant terms contained in the Issue Indenture are described in the other items herein.

I) conditions for altering rights assured by these securities

Modifications that do not require approval

The issuer and the trustee may once, without prior consent from noteholders, modify terms and conditions of notes solely to meet the requirements of the Central Bank for the notes to be eligible as Tier 2 capital notes under CVM Resolution No. 3,444 and subsequent amendments. The issuer is not authorized to make any changes without the consent of noteholders if this change in any way affects the interest rate on notes, the cumulative nature of any interest payment due on amounts in arrears, the outstanding principal amount of the notes, their ratings, or their original maturity date.

The trustee will request the opinion of the issuer's Brazilian attorney describing modifications to terms and conditions of the notes required by the Central Bank for the notes to qualify as Tier 2 capital.  On receiving the legal counsel's opinion, the issuer shall sign a ratified endorsement to the Indenture, a new note form and any other documents necessary to implement modifications required by the Central Bank.

The issuer and Trustee may also, without the consent of noteholders, modify the Indenture for certain specific purposes, including, among other things, to issue additional notes, correct ambiguities, inconsistencies or defects and include any other provisions referring to matters or issues arising from the Indenture, as long as said correction or provision added does not adversely affect the interests of noteholders in any material respect.

Modifications that require approval

In addition, the Indenture may be modified by the issuer and the Trustee with the consent of noteholders of a majority of the aggregate principal amount of notes then outstanding. However, without the consent of the holder of each outstanding note affected by a modification, no such modification may:

•         alter the maturity of any payment of principal or interest on any portion of any note;

•         reduce the principal amount or interest rate, or modify the method of calculating the principal amount or interest to be paid on any date;

•         alter any place of payment at which principal or interest on the notes is to be paid;

•         change the currency in which principal or interest on the notes is to be paid;

•         prejudice the noteholders' right to bring an action to enforce any payment on due date or thereafter;

•         modify the Indenture's subordination provisions in such a way as to adversely affect noteholders;

•         reduce the percentage of the principal amount of outstanding notes for which noteholders' consent is required for any modification or waiver for observance of any Indenture provision or defaults and their consequences; or

•         modify provisions summarized in this paragraph, or Issue Indenture provisions relating to waiver of the right to execute the other party due to previous defaults, except to increase any percentage or determine that other Issue Indenture provisions may not be modified or waived without the consent of each noteholder affected by the modifications.

After a modification described in the preceding paragraph, the issuer is required to submit, through the Trustee, a notice to holders briefly describing said alteration. However, the fact of not sending said notice to noteholders, or any error in the notice, will not affect the validity of the modification.

The Trustee may at any time, convene a noteholders meeting. The issuer or the holders of at least 10% of the aggregate principal of outstanding notes may call a meeting if the issuer or said holders have made a written request to the Trustee to call said a meeting and the Trustee fails to send notice calling the meeting within 20 days of receiving the request. Notices calling meetings shall include the time and place of meeting and a general description of the measure proposed to be taken at the meeting and shall be delivered not less than 30 days and not more than 60 days before the date of the meeting, except that all notices of meetings reconvened after adjournment shall be given not less than 10 days and not more than 60 days before the meeting date. At any meeting, the presence of noteholders owing an aggregate amount of the principal sufficient to take the measure for which the meeting was convened shall constitute a quorum. Any modifications or waivers to the Indenture or notes shall be final and binding on all noteholders whether or not they have given their consent (unless required under the Indenture) or were present at any duly convened meeting.

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J) Other relevant characteristics

Relevant characteristics are described above.

IV.a) Security: SUBORDINATED DEBT – US$ 1,600,000,000 – maturing on 01/16/2021

b) Quantity	c) Value (in US$)	d) Issue date	e) Maturity date	f) Restriction on circulation	g) Convertibility
01 Global note for principal amount of US$ 1.6 million that may be divided into minimum portions of US$ 100,000.00 and multiples of US$ 1,000.00 thereafter	1,600,000,000.00 (1)	08/16/2010 and 01/13/2011 (2)	1/16/2021	Securities may be purchased by qualified institutional investors only	Not convertible

(1) This amount refers to: (i) Funding, on 08/16/2010, in the amount of US$ 1,100,000,000.00; and (ii) Reopening, on 01/13/2011, with funding in the amount of US$ 500,000,000.00;
(2) Respectively, the funding of US$ 1,100,000,000.00 and US$ 500,000,000.00.

G.I) Possibility of redemption

The issuer is not entitled to redeem all or part of the notes before their maturity date, except as provided below in "Tax Event Redemption through."

Early Redemption through Tax Event

On any interest payment date, with prior approval from the Central Bank and any other governmental authority (if applicable), the notes may be redeemed after the occurrence of a Tax Event (term defined below). In the event of redemption after a Tax Event, the notes will be redeemed at redemption price equal to 100% of aggregate principal amount, plus accrued and unpaid interest, if any, until the date of such redemption, including any additional amounts.

In the case of a Tax Event, the issuer is obliged, before exercising the right of redemption, to deliver to the Trustee a written notice together with a certificate from the management of Banco Bradesco S.A. and a legal opinion from Brazilian attorney, in both cases confirming in a satisfactory manner for the Trustee, that it is entitled to exercise said right of redemption.

"Tax Event" means the determination by the issuer that, immediately before sending the appropriate notice on the date of payment of interest applicable, the issuer would be obliged, for reasons beyond its control, to pay Additional Amounts beyond the Additional Amounts that the issuer would be required to pay if interest payments on the notes were subject to withholding or deduction at a rate of (a) 15% in case of taxes levied in Brazil, (b) 25% in the case of taxes levied in Brazil on money paid to residents of countries in which they are exempt from income tax or subject to an income tax rate of 20% or less, or when the laws of that country restrict disclosure of (i) share ownership structure; or (ii) ownership of the investment; or (iii) beneficial ownership of income paid to non-resident persons pursuant to Law No. 9,779 of January 19, 1999, (c) 0% in case of any taxes levied in the Cayman Islands or (d) the tax rate in force in any other jurisdiction in which a payment agent is located on the date the issuer designates said paying agent, and if in each of these cases, the issuer is unable to avoid said circumstances through reasonable measures.

G.II) Formula for calculating redemption value:

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18. Securities

Payment of principal of the Notes together with unpaid and accrued interest shall be made on the payment date to the person in whose name the Notes are registered at close of trading New York City time on the tenth business day before payment date. Notes need not be delivered for payment of principal, interest or other amounts to be made, except for redemptions or final payments of principal on due date.

Characteristics of securities

H.I) Maturity, including conditions for early maturity

Maturity: 01/16/2021.

Early redemption:

Early Maturity Events (Default)

•         the issuer does not make payment of the principal on any notes on maturity date, through redemption or otherwise, except due to a deferral of principal;

•         the issuer fails to pay interest or pay additional amounts under the terms of the notes and Indenture except when due to a deferral of interest and said default continues for 15 days;

•         a court or agency or supervisory authority in the Cayman Islands or Brazil (1) brings an action or proffers a judicial decision or sentence declaring bankruptcy under any law of bankruptcy, insolvency, recovery, debt readjustment, compulsory reorganization of assets and liabilities or similar law, or orders the issuer's liquidation or dissolution of its business or rules that the issuer is bankrupt or insolvent, or (2) issues a ruling or court decision approving as properly filed an application for reorganization of the issuer and creditor composition under any applicable law except a reorganization permitted under the Indenture, (3) issue a sentence or court order appointing a custodian, manager, liquidator, assignee, intervener or other similar authority for the issuer for all or substantially all its assets, and said judicial proceedings, sentences or rulings have not been annulled or have remained in full effect for 60 days, or (4) any event that occurs which under the laws of Brazil or the Cayman Islands, has a similar effect to the above mentioned events; or

•         the issuer files for voluntary bankruptcy, or proceedings under any applicable law of bankruptcy, insolvency, reorganization or other similar law, or any other action or proceeding to be declared bankrupt or insolvent, or the issuer consent through response or otherwise, with the proffering of a ruling or sentence declaring bankruptcy in an involuntary action or proceeding under any applicable law of bankruptcy, insolvency, reorganization, intervention, liquidation or other similar law, or the commencement of any action or proceedings for bankruptcy or insolvency against the issuer or its dissolution or any event which, under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above events.

If an event of default described in the third and fourth points above occurs and continues, the principal of all notes and interest due and unpaid on all notes will become immediately due and payable without any declaration or action by the trustee or any noteholders. However, the issuer will be required to make the payments described in this paragraph only after having been declared bankrupt or in liquidation or otherwise winding up, and such payments will be subject to subordination provisions specified in the Issue Indenture.

H.II) INTEREST

5.90% p.a.

H.III) Guarantee, and if collateral description of asset

No guarantee.

H.IV) In the absence of guarantee, whether the receivable is subordinated or unsecured

Subordinated.

H.V) Any restrictions imposed on the issuer in connection with

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18. Securities

•         distribution of dividends

None.

•         disposal of certain assets

Merger, absorption, assignment or transference

Without the consent of holders of not less than 66 2/3% of the principal amount of notes outstanding, the issuer shall not agree to any consolidation or merger with any other person or convey or transfer all or substantially all of its property or assets or all or substantially all its property, assets and liabilities (including the notes issued under the Indenture) to any other person, unless thereafter:

•         the person formed by such consolidation or with which the issuer has merged, or the person acquiring all or substantially all property and assets of the issuer or all or substantially all property, assets and liabilities of the issuer (including notes under the Indenture) expressly assume the due and punctual payment of principal and interest charges on all notes, and fulfillment and observance of all obligations in the Indenture and notes to be fulfilled and observed by the issuer;

•         immediately after the transaction comes into effect, no event of default or event which, through notice, lapse of time or other conditions would become an event of default, has occurred and persisted, and no obligations or agreements specified in the Indenture or in the notes have been significantly breached; and

•         the person formed by said consolidation or with which the issuer has made a merger, or the person acquiring all or substantially all the issuer's property and assets, or all or substantially all the issuer's property and assets and liabilities (including notes issued under the Indenture) delivers to the Trustee a certificate from an officer and legal counsel's an opinion stating that the consolidation, merger, disposition or transfer, and if necessary a supplementary Indenture relating to the transaction, stating that said supplementary Indenture complies with the Indenture and that all suspensive conditions stipulated in the Indenture relating to the transaction have been fulfilled.

Additionally, the above conditions apply only if the issuer wishes to merge or consolidate with another entity or sell its assets substantially as a whole to another entity. The issuer need not meet those conditions if it signs other types of transactions, including any transaction in which it acquires shares or assets of another entity, or any transaction involving a change in control of the issuer, but in which there is no merger or consolidation, and any transaction in which the issuer sells less than substantially all its assets.

•         new debts being assumed

None.

•         issuing new securities

None.

H.VI) The trustee, stating the principal terms of the contract

The Bank of New York Mellon is the Trustee under the Issue Indenture.

The Issue Indenture, a document signed by the Bank and Trustee, governs various rights and obligations of the parties in relation to issuing the notes, such as: definitions of terms used, general and specific characteristics of the notes, conditions and criteria for redemption and repurchase of notes, commitments assumed by the issuer, definition of default events and instruments for their solution, noteholders' rights, amendments to the contract, satisfaction of terms and segregation of notes and subordination, among other items, and the most relevant terms contained in the Issue Indenture are described in the other items herein.

I) Conditions for altering rights assured by these securities

Modifications that do not require approval

The issuer and the trustee may once, without prior consent from noteholders, modify terms and conditions of notes solely to meet the requirements of the Central Bank for the notes to be eligible as Tier 2 capital notes under CVM Resolution No. 3,444 and subsequent amendments. The issuer is not authorized to make any changes without the consent of noteholders if this change in any way affects the interest rate on notes, the cumulative nature of any interest payment due on amounts in arrears, the outstanding principal amount of the notes, their ratings, or their original maturity date.

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The trustee will request the opinion of the issuer's Brazilian attorney describing modifications to terms and conditions of the notes required by the Central Bank for the notes to qualify as Tier 2 capital.  On receiving the legal counsel's opinion, the issuer shall sign a ratified endorsement to the Indenture, a new note form and any other documents necessary to implement modifications required by the Central Bank.

The issuer and Trustee may also, without the consent of noteholders, modify the Indenture for certain specific purposes, including, among other things, to issue additional notes, correct ambiguities, inconsistencies or defects and include any other provisions referring to matters or issues arising from the Indenture, as long as said correction or provision added does not adversely affect the interests of noteholders in any material respect.

Modifications that require approval

In addition, the Indenture may be modified by the issuer and the Trustee with the consent of noteholders of a majority of the aggregate principal amount of notes then outstanding. However, without the consent of the holder of each outstanding note affected by a modification, no such modification may:

•         alter the maturity of any payment of principal or interest on any portion of any note;

•         reduce the principal amount or interest rate, or modify the method of calculating the principal amount or interest to be paid on any date;

•         alter any place of payment at which principal or interest on the notes is to be paid;

•         change the currency in which principal or interest on the notes is to be paid;

•         prejudice the noteholders' right to bring an action to enforce any payment on due date or thereafter;

•         modify the Indenture's subordination provisions in such a way as to adversely affect noteholders;

•         reduce the percentage of the principal amount of outstanding notes for which noteholders' consent is required for any modification or waiver for observance of any Indenture provision or defaults and their consequences; or

•         modify provisions summarized in this paragraph, or Issue Indenture provisions relating to waiver of the right to execute the other party due to previous defaults, except to increase any percentage or determine that other Issue Indenture provisions may not be modified or waived without the consent of each noteholder affected by the modifications.

After a modification described in the preceding paragraph, the issuer is required to submit, through the Trustee, a notice to holders briefly describing said alteration. However, the fact of not sending said notice to noteholders, or any error in the notice, will not affect the validity of the modification.

The Trustee may at any time, convene a noteholders meeting. The issuer or the holders of at least 10% of the aggregate principal of outstanding notes may call a meeting if the issuer or said holders have made a written request to the Trustee to call said a meeting and the Trustee fails to send notice calling the meeting within 20 days of receiving the request. Notices calling meetings shall include the time and place of meeting and a general description of the measure proposed to be taken at the meeting and shall be delivered not less than 30 days and not more than 60 days before the date of the meeting, except that all notices of meetings reconvened after adjournment shall be given not less than 10 days and not more than 60 days before the meeting date. At any meeting, the presence of noteholders owing an aggregate amount of the principal sufficient to take the measure for which the meeting was convened shall constitute a quorum. Any modifications or waivers to the Indenture or notes shall be final and binding on all noteholders whether or not they have given their consent (unless required under the Indenture) or were present at any duly convened meeting.

J) Other relevant characteristics

Relevant characteristics are described above.

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V.a) Security: SUBORDINATED DEBT – US$ 1,100,000,000 – maturing on 03/01/2022

b) Quantity	c) Value (in US$)	d) Issue date	e) Maturity date	f) Restriction on circulation	g) Convertibility
01 Global note for principal amount of US$ 1.1 million that may be divided into minimum portions of US$ 200,000.00 and multiples of US$ 1,000.00 thereafter	1,100,000.00	3/1/2012	3/1/2022	Securities may be purchased by qualified institutional investors only	Not convertible

G.I) Possibility of Redemption

The issuer is not entitled to redeem all or part of the notes before their maturity date, except as provided below in "Tax Event Redemption through."

Early Redemption through Tax Event

On any interest payment date, with prior approval from the Central Bank and any other governmental authority (if applicable), the notes may be redeemed after the occurrence of a Tax Event (term defined below). In the event of redemption after a Tax Event, the notes will be redeemed at redemption price equal to 100% of aggregate principal amount, plus accrued and unpaid interest, if any, until the date of such redemption, including any additional amounts.

In the case of a Tax Event, the issuer is obliged, before exercising the right of redemption, to deliver to the Trustee a written notice together with a certificate from the management of Banco Bradesco S.A. and a legal opinion from Brazilian attorney, in both cases confirming in a satisfactory manner for the Trustee, that it is entitled to exercise said right of redemption.

"Tax Event" means the determination by the issuer that, immediately before sending the appropriate notice on the date of payment of interest applicable, the issuer would be obliged, for reasons beyond its control, to pay Additional Amounts beyond the Additional Amounts that the issuer would be required to pay if interest payments on the notes were subject to withholding or deduction at a rate of (a) 15% in case of taxes levied in Brazil, (b) 25% in the case of taxes levied in Brazil on money paid to residents of countries in which they are exempt from income tax or subject to an income tax rate of 20% or less, or when the laws of that country restrict disclosure of (i) share ownership structure; or (ii) ownership of the investment; or (iii) beneficial ownership of income paid to non-resident persons pursuant to Law No. 9,779 of January 19, 1999, (c) 0% in case of any taxes levied in the Cayman Islands or (d) the tax rate in force in any other jurisdiction in which a payment agent is located on the date the issuer designates said paying agent, and if in each of these cases, the issuer is unable to avoid said circumstances through reasonable measures.

G.II) Formula for calculating redemption value:

Payment of principal of the Notes together with unpaid and accrued interest shall be made on the payment date to the person in whose name the Notes are registered at close of trading New York City time on the tenth business day before payment date. Notes need not be delivered for payment of principal, interest or other amounts to be made, except for redemptions or final payments of principal on due date.

Characteristics of securities

H.I) Maturity, including conditions for early maturity:

Maturity: 03/01/2022.

Early redemption:

Early Maturity Events (Default)

•         the issuer does not make payment of the principal on any notes on maturity date, through redemption or otherwise, except due to a deferral of principal;

•         the issuer fails to pay interest or pay additional amounts under the terms of the notes and Indenture except when due to a deferral of interest and said default continues for 15 days;

•         a court or agency or supervisory authority in the Cayman Islands or Brazil (1) brings an action or proffers a judicial decision or sentence declaring bankruptcy under any law of bankruptcy, insolvency, recovery, debt readjustment, compulsory reorganization of assets and liabilities or similar law, or orders the issuer's liquidation or dissolution of its business or rules that the issuer is bankrupt or insolvent, or (2) issues a ruling or court decision approving as properly filed an application for reorganization of the issuer and creditor composition under any applicable law except a reorganization permitted under the Indenture, (3) issue a sentence or court order appointing a custodian, manager, liquidator, assignee, intervener or other similar authority for the issuer for all or substantially all its assets, and said judicial proceedings, sentences or rulings have not been annulled or have remained in full effect for 60 days, or (4) any event that occurs which under the laws of Brazil or the Cayman Islands, has a similar effect to the above mentioned events; or

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18. Securities

•         the issuer files for voluntary bankruptcy, or proceedings under any applicable law of bankruptcy, insolvency, reorganization or other similar law, or any other action or proceeding to be declared bankrupt or insolvent, or the issuer consent through response or otherwise, with the proffering of a ruling or sentence declaring bankruptcy in an involuntary action or proceeding under any applicable law of bankruptcy, insolvency, reorganization, intervention, liquidation or other similar law, or the commencement of any action or proceedings for bankruptcy or insolvency against the issuer or its dissolution or any event which, under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above events.

If an event of default described in the third and fourth points above occurs and continues, the principal of all notes and interest due and unpaid on all notes will become immediately due and payable without any declaration or action by the trustee or any noteholders. However, the issuer will be required to make the payments described in this paragraph only after having been declared bankrupt or in liquidation or otherwise winding up, and such payments will be subject to subordination provisions specified in the Issue Indenture.

H.II) Interest

5.75% p.a.

H.III) Guarantee, and if collateral description of asset

No guarantee.

H.IV) In the absence of guarantee, whether the receivable is subordinated or unsecured

Subordinated.

H.V) Any restrictions imposed on the issuer in connection with

•         distribution of dividends

None.

•         disposal of certain assets

Merger, absorption, assignment or transference

Without the consent of holders of not less than 66 2/3% of the principal amount of notes outstanding, the issuer shall not agree to any consolidation or merger with any other person or convey or transfer all or substantially all of its property or assets or all or substantially all its property, assets and liabilities (including the notes issued under the Indenture) to any other person, unless thereafter:

•         the person formed by such consolidation or with which the issuer has merged, or the person acquiring all or substantially all property and assets of the issuer or all or substantially all property, assets and liabilities of the issuer (including notes under the Indenture) expressly assume the due and punctual payment of principal and interest charges on all notes, and fulfillment and observance of all obligations in the Indenture and notes to be fulfilled and observed by the issuer;

•         immediately after the transaction comes into effect, no event of default or event which, through notice, lapse of time or other conditions would become an event of default, has occurred and persisted, and no obligations or agreements specified in the Indenture or in the notes have been significantly breached; and

•         the person formed by said consolidation or with which the issuer has made a merger, or the person acquiring all or substantially all the issuer's property and assets, or all or substantially all the issuer's property and assets and liabilities (including notes issued under the Indenture) delivers to the Trustee a certificate from an officer and legal counsel's an opinion stating that the consolidation, merger, disposition or transfer, and if necessary a supplementary Indenture relating to the transaction, stating that said supplementary Indenture complies with the Indenture and that all suspensive conditions stipulated in the Indenture relating to the transaction have been fulfilled.

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Additionally, the above conditions apply only if the issuer wishes to merge or consolidate with another entity or sell its assets substantially as a whole to another entity. The issuer need not meet those conditions if it signs other types of transactions, including any transaction in which it acquires shares or assets of another entity, or any transaction involving a change in control of the issuer, but in which there is no merger or consolidation, and any transaction in which the issuer sells less than substantially all its assets.

•         new debts being assumed

None.

•         issuing new securities

None.

H.VI) The trustee, stating the principal terms of the contract

The Bank of New York Mellon is the Trustee under the Issue Indenture.

The Issue Indenture, a document signed by the Bank and Trustee, governs various rights and obligations of the parties in relation to issuing the notes, such as: definitions of terms used, general and specific characteristics of the notes, conditions and criteria for redemption and repurchase of notes, commitments assumed by the issuer, definition of default events and instruments for their solution, noteholders' rights, amendments to the contract, satisfaction of terms and segregation of notes and subordination, among other items, and the most relevant terms contained in the Issue Indenture are described in the other items herein.

I) Conditions for altering rights assured by these securities

Modifications that do not require approval

The issuer and the trustee may once, without prior consent from noteholders, modify terms and conditions of notes solely to meet the requirements of the Central Bank for the notes to be eligible as Tier 2 capital notes under CVM Resolution No. 3,444 and subsequent amendments. The issuer is not authorized to make any changes without the consent of noteholders if this change in any way affects the interest rate on notes, the cumulative nature of any interest payment due on amounts in arrears, the outstanding principal amount of the notes, their ratings, or their original maturity date.

The Trustee will request the opinion of the issuer's Brazilian attorney describing modifications to terms and conditions of the notes required by the Central Bank for the notes to qualify as Tier 2 capital.  On receiving the legal counsel's opinion, the issuer shall sign a ratified endorsement to the Indenture, a new note form and any other documents necessary to implement modifications required by the Central Bank.

The issuer and Trustee may also, without the consent of noteholders, modify the Indenture for certain specific purposes, including, among other things, to issue additional notes, correct ambiguities, inconsistencies or defects and include any other provisions referring to matters or issues arising from the Indenture, as long as said correction or provision added does not adversely affect the interests of noteholders in any material respect.

Modifications that require approval

In addition, the Indenture may be modified by the issuer and the Trustee with the consent of noteholders of a majority of the aggregate principal amount of notes then outstanding. However, without the consent of the holder of each outstanding note affected by a modification, no such modification may:

•         alter the maturity of any payment of principal or interest on any portion of any note;

•         reduce the principal amount or interest rate, or modify the method of calculating the principal amount or interest to be paid on any date;

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•         alter any place of payment at which principal or interest on the notes is to be paid;

•         change the currency in which principal or interest on the notes is to be paid;

•         prejudice the noteholders' right to bring an action to enforce any payment on due date or thereafter;

•         modify the Indenture's subordination provisions in such a way as to adversely affect noteholders;

•         reduce the percentage of the principal amount of outstanding notes for which noteholders' consent is required for any modification or waiver for observance of any Indenture provision or defaults and their consequences; or

•         modify provisions summarized in this paragraph, or Issue Indenture provisions relating to waiver of the right to execute the other party due to previous defaults, except to increase any percentage or determine that other Issue Indenture provisions may not be modified or waived without the consent of each noteholder affected by the modifications.

After a modification described in the preceding paragraph, the issuer is required to submit, through the Trustee, a notice to holders briefly describing said alteration. However, the fact of not sending said notice to noteholders, or any error in the notice, will not affect the validity of the modification.

The Trustee may at any time, convene a noteholders meeting. The issuer or the holders of at least 10% of the aggregate principal of outstanding notes may call a meeting if the issuer or said holders have made a written request to the Trustee to call said a meeting and the Trustee fails to send notice calling the meeting within 20 days of receiving the request. Notices calling meetings shall include the time and place of meeting and a general description of the measure proposed to be taken at the meeting and shall be delivered not less than 30 days and not more than 60 days before the date of the meeting, except that all notices of meetings reconvened after adjournment shall be given not less than 10 days and not more than 60 days before the meeting date. At any meeting, the presence of noteholders owing an aggregate amount of the principal sufficient to take the measure for which the meeting was convened shall constitute a quorum. Any modifications or waivers to the Indenture or notes shall be final and binding on all noteholders whether or not they have given their consent (unless required under the Indenture) or were present at any duly convened meeting.

J) Other relevant characteristics

Relevant characteristics are described above.

VI. a) Securities: GLOBAL MEDIUM-TERM NOTE – Series 51

b) Quantity	c) Value (in US$)	d) Issue date	e) Maturity date	f) Restriction on circulation	g) Convertibility
01 Global note for principal amount of US$ 750 million that may be divided into minimum portions of US$ 100,000.00 and multiples of US$ 1,000.00 thereafter	750,000,000.00	3/23/2010	3/23/2015	Securities may be purchased by qualified institutional investors only	Not convertible

G.I) Possibility of Redemption

Anticipated Redemption for Tax-related Reasons

If, in relation to any Series of Notes, as a result of any alteration or amendment to the laws (or to any regulation or decree enacted in the terms of the laws therein) of Brazil, or when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, or when the Issuer is Bradesco New York Branch, under the laws of United States of America or of the State of New York, or any political subdivision or tax authority in or from Brazil or, according to the case, in or from the Cayman Islands, of the United States of America or from the State of New York which affect the taxation, or any other change in the official position related to the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), the alteration or amendment which is in force on the Date of Issue of such Notes, or after this date, or on any other date specified in the Definite Terms of the Notes, the Issuer is or becomes obliged to pay additional sums in addition to the additional sums that the Issuer is obliged to pay if the payment of interest of the Notes is subject to retention or deduction to a rate of 15 percent as a result of taxes, fees and subsidies and other governmental charges (the "Minimum Level of Retention"), the Issuer may (subject to prior approval of the Central Bank), at their discretion, and having sent notice of not less than forty five days and not more than seventy five days in advance (which terminates, in the case of Notes remunerated at the floating rate, on a day on which the interest should be paid) to the Holders of the Notes (advice that is irrevocable), redeem all (and not just some) of the pending Notes that comprise the relevant Series, to the Sum of the Anticipated Redemption (Subsidy), together with the accrued interest (if any) on them, however, as long as, the redemption advice is given before 90 days (or, in the case of Notes remunerated at the floating rate, a number of days that is equal to the total number of days occurring within the period of interest, in force, applicable to the Notes over 75 days) preceding the first date on which the Issuer would be obliged to pay the additional sums if a payment in relation to the Notes were overdue on the occasion. The Issuer will not have the right to redeem the Notes if they are obliged to pay additional sums that are inferior to the additional sums payable up to the Minimum Level of Retention. Notwithstanding the provisions above, the Issuer does not have the right to redeem the Notes, unless they have taken reasonable measures to avoid the obligation of paying the additional sums. If they choose to redeem the Notes, the Issuer will deliver to the Trustee a certificate signed by an authorized officer, declaring that the Issuer is authorized to redeem the Notes according to their terms, and the opinion of an independent solicitor of known reputation, attesting that the Issuer was or became obliged to pay an additional sum in addition to the additional sums that must be paid, up to the Minimum Level of Retention.

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G.II) Formula for calculating redemption value:

The payment of the principal amount of the Notes, together with the provisioned unpaid interest, will be made on the payment date to the respective holders of the notes.

Characteristics of securities

H.I) Maturity, including conditions for early maturity:

Maturity: 03/23/2015

Early Maturity Events (Defaults):

(i)      the Issuer fails to pay any amount of the principal amount regarding the Notes in the term of Two Working Days from the maturity date for the payment of the amount, or fails to pay any amount of interest regarding the Notes in the term of five Working Days from the maturity date for the payment of the interest; or

(ii)    (a) any Debt of the Issuer or any Subsidiary is not paid when default or (according to the case) within the grace period originally applicable; (b) if any Debt becomes (or may be declared) default and payable before the maturity date specified, in any other way except at the discretion of the Issuer or (according to the case) of the relevant Subsidiary or (as long as no other default event described has occurred) of any person with the right to such Debt; or (c) the Issuer or any other Subsidiary does not pay, when due, any sum payable by them in the terms of any Guarantee of any Debt; as long as the sum of the Debt mentioned in subparagraph (a) and/or subparagraph (b) above and/or the sum payable in the terms of any Guarantee mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$ 25,000,000 (or its equivalent in any other currency or currencies); or

(iii)  the Issuer fails to fulfill or observe appropriately any other relevant obligation or agreement regarding the pertinent Series of Notes, or any other additional payments or agreements contained in the Trust Deed, in the Payment Contract of the Agent or Notes, and such noncompliance persists during a period of 30 days after the occurrence; or

(iv)  any declaration or guarantee relevant to the Issuer in the Dealer Contract or in the Issuer Contract or any other document formalized in relation to the Dealer Contract or to the Issuer Contract or to the issuing of Notes of the relevant Series, or any other series, are incorrect, incomplete or misleading in any relevant aspect when they are made; or

(v)     the Issuer (a) is dissolved, (b) suspends the payment of their debts or does not or is incapable of honoring their debts on the maturity date, (c) files, in the measure allowed by the applicable law, for voluntary bankruptcy, lawsuits or any other proceedings to obtain any relief from the debt in the terms of any law that affects the rights of the creditors and which are similar to a law of bankruptcy or (d) consents, by means of response or in any other form, a request which is initiated against them for spontaneous bankruptcy or any other proceedings or process; or

(vi)    any governmental authorization necessary to fulfill any obligation of the Issuer in the terms of the Trust Deed, of the Payment Contract of Agent or Notes of the relevant Series, or if any of these is not signed or does not come into effect or does not remain valid and subsists; or

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18. Securities

(vii)  is or becomes illegal for the Issuer to fulfill or observe one or more of their obligations in the terms of any of the Notes of the relevant Series, or any of them; or

(viii)  Banco Bradesco S.A., together with their consolidated subsidiaries, fails to conduct all or a substantial part of its business, or is in the imminence of doing so, except, in dealing with these subsidiaries, for the purposes of, and followed by a reconstruction, incorporation, reorganization, merger or consolidation; or

(ix)   the Issuer or any other Relevant Subsidiary is (is, or is considered by law or by ruling) insolvent or bankrupt or incapable of paying their debts or stops, suspends or is in the imminence of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts, or an intervener is designed for the Issuer, or the Brazilian Central Bank declares the extrajudicial liquidation of the Issuer in the terms of Brazilian Law No. 6,024 of March 13, 1974, and subsequent alterations, or any subsequent provisions of such laws; or

(x)   if any event occurs which, according to the laws of Brazil, or, when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, has an analogous effect on the events stated in paragraph (v) above.

H.II) Interest:

4.1% p.a.

H.III) Guarantee, and if collateral description of asset:

No guarantee.

H.IV) In the absence of guarantee, whether receivable is subordinate or unsecured:

Unsecured credit.

H.V) Any restrictions imposed on the issuer in connection with:

•         distribution of dividends

None.

•         disposal of certain assets

The Issuer should not, without the written consent of the Holders of two thirds of the pending Notes, consolidate or merge with any other society or alienate or transfer, in a single transaction or series of transactions, all or substantially all of their assets to any other person, unless:

(i)      the society formed by such a consolidation, or with which the Issuer has merged, or the person who acquires by alienation, or transfer, all or substantially all of the goods or assets of the Issuer (the “Successor Society”) is obliged to assume the payment due and promptly of the principal amount and the interest on the Notes and all the other obligations of the Issuer in the terms of the Trust Deed, and of the Payment Contract of the Agent and Notes;

(ii)    immediately after the related transaction is in force, no Default Event referring to any Note has occurred and persists;

(iii) after any public announcement of a consolidation, merger, alienation or transfer, and in any form before the conclusion of the consolidation, merger, alienation or transfer, the Issuer should deliver to the Trustee (a) a certificate signed by two officers of the Issuer, declaring that the consolidation, merger, alienation or transfer is according to this Condition and that all the suspended conditions foreseen here in relation to this transaction (except the suspended condition in (ii) (above)) have been fulfilled, and (b) with the opinion of an independent solicitor of known reputation about the pertinent legal issues; and

(iv)   the Successor Society should expressly agree to (a) indemnify each Holder of a Note or Coupon for any tax, subsidy or governmental charge applied at a later stage to the Holder uniquely as a result of such a consolidation, merger, alienation or transfer in relation to the payment of the principal amount of the Notes or (if the Notes are remunerated) of the interest on the Notes, and (b) pay any additional sums as necessary so that the net sums received by the Holders of Notes (and Coupons, if applicable), after the retention or deduction of any such tax, subsidy or any other governmental charge, are equal to the respective sums of the principal amount and (if the Notes are remunerated) of the interest that would have been received regarding the Notes (and Coupons, if applicable) had there not been a consolidation, merge, alienation or transfer.

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18. Securities

No Successor Society has the right to redeem the Notes unless the Issuer has the right to redeem the Notes in similar circumstances.

In dealing with a consolidation, merger, alienation or transfer according to this Condition, the Successor Society should succeed the Issuer and replace them and may exercise every right and power of the Issuer in the terms of the Notes, with the same effect they would have had if in the Successor Society it had been designated as the issuer of the Notes in this instrument.

•         new debts being assumed

The Issuer agrees that if any Note or Coupon remains pending (as defined in the Trust Deed), they do not create or allow the subsistence of any Guarantee and will not allow any Relevant Subsidiary to create or allow subsistence of any Guarantee over all or any part of their assets, current or future, to guarantee (i) any of their Public Foreign Debts; (ii) any Guarantees related to Public Foreign Debts; or (iii) Public Foreign Debts or any Guarantees related to Public Foreign Debts of any person without, in any case, at the same time or prior to this, guaranteeing the Notes equally and proportionately to the satisfaction of the Trustee, or granting another guarantee for the Notes as approved through Extraordinary Resolution of the Holders of the majority of the principal amount of the pending Notes. No provision expressed here will inhibit or prohibit the Issuer from granting collaterals without guarantees or guarantees of any kind, including contractual at the request, or on behalf, of their customers in favor of third parties as part of the normal course of business of the Issuer.

•         issuing new securities

None.

H.VI) The trustee, stating the principal terms of the contract

The Bank of New York is the Trustee according to the Trust Deed.

The Trust Deed, document signed between the Bank and the Trustee, rules various rights and obligations of the parties regarding the issue of securities, like: definitions of terms used, general and specific characteristics of the securities, conditions and criteria for the redemption and repurchase of the bonds, commitments assumed by the issuer, definition of default events and instruments for their solution, rights of the security holders, amendments to the contract, satisfaction of the terms and segregation of the securities and subordination, among others. The services provided by the Trustee consist of the review of the documents issued, establishment of administrative and operational procedures of the accounts of the security holders; establishment of a deposit account regarding the issue; assistance to close the accounts; monitoring of the fulfillment of the Trust Deed; receipt and distribution of remittances and payments of the security holders.

I) Conditions for altering rights assured by these securities

Meetings of the holders of the Securities, Alteration, Renunciation and Substitution

The Trust Deed contains provisions (that will be efficient as if they were incorporated here) which establish the summons of the assemblies of Holders of Notes of any Series to discuss any issue that affects their interests, including (but not limited to) the alteration of the Terms and Conditions of the Notes or of the Trust Deed. An Extraordinary Resolution approved in any assembly of Holders of Notes of any Series will obligate all Holders of Notes of the Series, if they are present or not in the assembly, and all the Holders of Coupons related to the Notes of the Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if applicable) of any Series, to any alteration (subject to certain exceptions) to, or the renunciation of or the authorization of any noncompliance, or noncompliance proposed, of any Terms or Conditions of the Notes or any provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially prejudicial to the interests of the Holders of the Notes or Coupons, or any alteration of formal nature, secondary or technical, or performed to correct a manifested error. The Trustee may also determine any event that would constitute, or which in another way could constitute a Default Event, as long as, in the opinion of the Trustee, the event is not significantly prejudicial to the interests of the Holders of Notes or Coupons, if applicable, of the pertinent Series. Any such alteration, renunciation, authorization or determination will oblige the Holders of Notes and Coupons (if applicable) of the pertinent Series and (unless otherwise agreed by the Trustee) any such alteration will be informed to the Holders as soon as possible.

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18. Securities

J) Other relevant characteristics

All relevant characteristics are described above.

VII. a) Securities: GLOBAL MEDIUM-TERM NOTE – Series 52

b) Quantity	c) Value (in US$)	d) Issue date	e) Maturity date	f) Restriction on circulation	g) Convertibility
01 Global note for principal amount of US$ 250 million that may be divided into minimum portions of US$ 100,000.00 and multiples of US$ 1,000.00 thereafter	250,000,000.00	4/22/2010	4/22/2013	Securities may be purchased by qualified institutional investors only	Not convertible

G.I) Possibility of redemption

Anticipated Redemption for Tax-related Reasons

If, in relation to any Series of Notes, as a result of any alteration or amendment to the laws (or to any regulation or decree enacted in the terms of the laws therein) of Brazil, or when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, or when the Issuer is Bradesco New York Branch, under the laws of United States of America or of the State of New York, or any political subdivision or tax authority in or from Brazil or, according to the case, in or from the Cayman Islands, of the United States of America or from the State of New York which affect the taxation, or any other change in the official position related to the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), the alteration or amendment which is in force on the Date of Issue of such Notes, or after this date, or on any other date specified in the Definite Terms of the Notes, the Issuer is or becomes obliged to pay additional sums in addition to the additional sums that the Issuer is obliged to pay if the payment of interest of the Notes is subject to retention or deduction to a rate of 15 percent as a result of taxes, fees and subsidies and other governmental charges (the "Minimum Level of Retention"), the Issuer may (subject to prior approval of the Central Bank), at their discretion, and having sent notice of not less than forty five days and not more than seventy five days in advance (which terminates, in the case of Notes remunerated at the floating rate, on a day on which the interest should be paid) to the Holders of the Notes (advice that is irrevocable), redeem all (and not just some) of the pending Notes that comprise the relevant Series, to the Sum of the Anticipated Redemption (Subsidy), together with the accrued interest (if any) on them, however, as long as, the redemption advice is given before 90 days (or, in the case of Notes remunerated at the floating rate, a number of days that is equal to the total number of days occurring within the period of interest, in force, applicable to the Notes over 75 days) preceding the first date on which the Issuer would be obliged to pay the additional sums if a payment in relation to the Notes were overdue on the occasion. The Issuer will not have the right to redeem the Notes if they are obliged to pay additional sums that are inferior to the additional sums payable up to the Minimum Level of Retention. Notwithstanding the provisions above, the Issuer does not have the right to redeem the Notes, unless they have taken reasonable measures to avoid the obligation of paying the additional sums. If they choose to redeem the Notes, the Issuer will deliver to the Trustee a certificate signed by an authorized officer, declaring that the Issuer is authorized to redeem the Notes according to their terms, and the opinion of an independent solicitor of known reputation, attesting that the Issuer was or became obliged to pay an additional sum in addition to the additional sums that must be paid, up to the Minimum Level of Retention.

G.II) Formula for calculating redemption value:

The payment of the principal amount of the Notes, together with the provisioned unpaid interest, will be made on the payment date to the respective holders of the notes.

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18. Securities

Characteristics of securities

H.I) Maturity, including conditions for early maturity:

Maturity: 04/22/2013

Early Maturity Events (Defaults):

(i)      the Issuer fails to pay any amount of the principal amount regarding the Notes in the term of Two Working Days from the maturity date for the payment of the amount, or fails to pay any amount of interest regarding the Notes in the term of five Working Days from the maturity date for the payment of the interest; or

(ii)   (a) any Debt of the Issuer or any Subsidiary is not paid when default or (according to the case) within the grace period originally applicable; (b) if any Debt becomes (or may be declared) default and payable before the maturity date specified, in any other way except at the discretion of the Issuer or (according to the case) of the relevant Subsidiary or (as long as no other default event described has occurred) of any person with the right to such Debt; or (c) the Issuer or any other Subsidiary does not pay, when due, any sum payable by them in the terms of any Guarantee of any Debt; as long as the sum of the Debt mentioned in subparagraph (a) and/or subparagraph (b) above and/or the sum payable in the terms of any Guarantee mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$ 25,000,000 (or its equivalent in any other currency or currencies); or

(iii)  the Issuer fails to fulfill or observe appropriately any other relevant obligation or agreement regarding the pertinent Series of Notes, or any other additional payments or agreements contained in the Trust Deed, in the Payment Contract of the Agent or Notes, and such noncompliance persists during a period of 30 days after the occurrence; or

(iv)  any declaration or guarantee relevant to the Issuer in the Dealer Contract or in the Issuer Contract or any other document formalized in relation to the Dealer Contract or to the Issuer Contract or to the issuing of Notes of the relevant Series, or any other series, are incorrect, incomplete or misleading in any relevant aspect when they are made; or

(v)    the Issuer (a) is dissolved, (b) suspends the payment of their debts or does not or is incapable of honoring their debts on the maturity date, (c) files, in the measure allowed by the applicable law, for voluntary bankruptcy, lawsuits or any other proceedings to obtain any relief from the debt in the terms of any law that affects the rights of the creditors and which are similar to a law of bankruptcy or (d) consents, by means of response or in any other form, a request which is initiated against them for spontaneous bankruptcy or any other proceedings or process; or

(vi)   any governmental authorization necessary to fulfill any obligation of the Issuer in the terms of the Trust Deed, of the Payment Contract of Agent or Notes of the relevant Series, or if any of these is not signed or does not come into effect or does not remain valid and subsists; or

(vii) is or becomes illegal for the Issuer to fulfill or observe one or more of their obligations in the terms of any of the Notes of the relevant Series, or any of them; or

(viii)  Banco Bradesco S.A., together with their consolidated subsidiaries, fails to conduct all or a substantial part of its business, or is in the imminence of doing so, except, in dealing with these subsidiaries, for the purposes of, and followed by a reconstruction, incorporation, reorganization, merger or consolidation; or

(ix)    the Issuer or any other Relevant Subsidiary is (is, or is considered by law or by ruling) insolvent or bankrupt or incapable of paying their debts or stops, suspends or is in the imminence of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts, or an intervener is designed for the Issuer, or the Brazilian Central Bank declares the extrajudicial liquidation of the Issuer in the terms of Brazilian Law No. 6,024 of March 13, 1974, and subsequent alterations, or any subsequent provisions of such laws; or

(x)   if any event occurs which, according to the laws of Brazil, or, when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, has an analogous effect on the events stated in paragraph (v) above.

H.II) Interest:

3.125% p.a.

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18. Securities

H.III) Guarantee, and if collateral description of asset:

No guarantee.

H.IV) In the absence of guarantee, whether receivable is subordinate or unsecured:

Unsecured credit.

H.V) Any restrictions imposed on the issuer in connection with:

•         distribution of dividends

None.

•         disposal of certain assets

The Issuer should not, without the written consent of the Holders of two thirds of the pending Notes, consolidate or merge with any other society or alienate or transfer, in a single transaction or series of transactions, all or substantially all of their assets to any other person, unless:

(i)    the society formed by such a consolidation, or with which the Issuer has merged, or the person who acquires by alienation, or transfer, all or substantially all of the goods or assets of the Issuer (the “Successor Society”) is obliged to assume the payment due and promptly of the principal amount and the interest on the Notes and all the other obligations of the Issuer in the terms of the Trust Deed, and of the Payment Contract of the Agent and Notes;

(ii)   immediately after the related transaction is in force, no Default Event referring to any Note has occurred and persists;

(iii) after any public announcement of a consolidation, merger, alienation or transfer, and in any form before the conclusion of the consolidation, merger, alienation or transfer, the Issuer should deliver to the Trustee (a) a certificate signed by two officers of the Issuer, declaring that the consolidation, merger, alienation or transfer is according to this Condition and that all the suspended conditions foreseen here in relation to this transaction (except the suspended condition in (ii) (above)) have been fulfilled, and (b) with the opinion of an independent solicitor of known reputation about the pertinent legal issues; and

(iv)  the Successor Society should expressly agree to (a) indemnify each Holder of a Note or Coupon for any tax, subsidy or governmental charge applied at a later stage to the Holder uniquely as a result of such a consolidation, merger, alienation or transfer in relation to the payment of the principal amount of the Notes or (if the Notes are remunerated) of the interest on the Notes, and (b) pay any additional sums as necessary so that the net sums received by the Holders of Notes (and Coupons, if applicable), after the retention or deduction of any such tax, subsidy or any other governmental charge, are equal to the respective sums of the principal amount and (if the Notes are remunerated) of the interest that would have been received regarding the Notes (and Coupons, if applicable) had there not been a consolidation, merge, alienation or transfer.

No Successor Society has the right to redeem the Notes unless the Issuer has the right to redeem the Notes in similar circumstances.

In dealing with a consolidation, merger, alienation or transfer according to this Condition, the Successor Society should succeed the Issuer and replace them and may exercise every right and power of the Issuer in the terms of the Notes, with the same effect they would have had if in the Successor Society it had been designated as the issuer of the Notes in this instrument.

•         new debts being assumed

The Issuer agrees that if any Note or Coupon remains pending (as defined in the Trust Deed), they do not create or allow the subsistence of any Guarantee and will not allow any Relevant Subsidiary to create or allow subsistence of any Guarantee over all or any part of their assets, current or future, to guarantee (i) any of their Public Foreign Debts; (ii) any Guarantees related to Public Foreign Debts; or (iii) Public Foreign Debts or any Guarantees related to Public Foreign Debts of any person without, in any case, at the same time or prior to this, guaranteeing the Notes equally and proportionately to the satisfaction of the Trustee, or granting another guarantee for the Notes as approved through Extraordinary Resolution of the Holders of the majority of the principal amount of the pending Notes. No provision expressed here will inhibit or prohibit the Issuer from granting collaterals without guarantees or guarantees of any kind, including contractual at the

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18. Securities

request, or on behalf, of their customers in favor of third parties as part of the normal course of business of the Issuer.

•         issuing new securities

None.

H.VI) The trustee, stating the principal terms of the contract

The Bank of New York is the Trustee according to the Trust Deed.

The Trust Deed, document signed between the Bank and the Trustee, rules various rights and obligations of the parties regarding the issue of securities, like: definitions of terms used, general and specific characteristics of the securities, conditions and criteria for the redemption and repurchase of the bonds, commitments assumed by the issuer, definition of default events and instruments for their solution, rights of the security holders, amendments to the contract, satisfaction of the terms and segregation of the securities and subordination, among others. The services provided by the Trustee consist of the review of the documents issued, establishment of administrative and operational procedures of the accounts of the security holders; establishment of a deposit account regarding the issue; assistance to close the accounts; monitoring of the fulfillment of the Trust Deed; receipt and distribution of remittances and payments of the security holders.

I) Conditions for altering rights assured by these securities

Meetings of the holders of the Securities, Alteration, Renunciation and Substitution

The Trust Deed contains provisions (that will be efficient as if they were incorporated here) which establish the summons of the assemblies of Holders of Notes of any Series to discuss any issue that affects their interests, including (but not limited to) the alteration of the Terms and Conditions of the Notes or of the Trust Deed. An Extraordinary Resolution approved in any assembly of Holders of Notes of any Series will obligate all Holders of Notes of the Series, if they are present or not in the assembly, and all the Holders of Coupons related to the Notes of the Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if applicable) of any Series, to any alteration (subject to certain exceptions) to, or the renunciation of or the authorization of any noncompliance, or noncompliance proposed, of any Terms or Conditions of the Notes or any provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially prejudicial to the interests of the Holders of the Notes or Coupons, or any alteration of formal nature, secondary or technical, or performed to correct a manifested error. The Trustee may also determine any event that would constitute, or which in another way could constitute a Default Event, as long as, in the opinion of the Trustee, the event is not significantly prejudicial to the interests of the Holders of Notes or Coupons, if applicable, of the pertinent Series. Any such alteration, renunciation, authorization or determination will oblige the Holders of Notes and Coupons (if applicable) of the pertinent Series and (unless otherwise agreed by the Trustee) any such alteration will be informed to the Holders as soon as possible.

J) Other relevant characteristics

All relevant characteristics are described above.

VIII. a) Securities: GLOBAL MEDIUM-TERM NOTE – Series 53

b) Quantity	c) Value (in US$)	d) Issue date	e) Maturity date	f) Restriction on circulation	g) Convertibility
01 Global note for principal amount of US$ 500 million that may be divided into minimum portions of US$ 200,000.00 and multiples of US$ 1,000.00 thereafter	500,000,000.00	5/16/2011	5/16/2016	Securities may be purchased by qualified institutional investors only	Not convertible

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G.I) POSSIBILITY OF REDEMPTION

Anticipated Redemption for Tax-related Reasons

If, in relation to any Series of Notes, as a result of any alteration or amendment to the laws (or to any regulation or decree enacted in the terms of the laws therein) of Brazil, or when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, or when the Issuer is Bradesco New York Branch, under the laws of United States of America or of the State of New York, or any political subdivision or tax authority in or from Brazil or, according to the case, in or from the Cayman Islands, of the United States of America or from the State of New York which affect the taxation, or any other change in the official position related to the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), the alteration or amendment which is in force on the Date of Issue of such Notes, or after this date, or on any other date specified in the Definite Terms of the Notes, the Issuer is or becomes obliged to pay additional sums in addition to the additional sums that the Issuer is obliged to pay if the payment of interest of the Notes is subject to retention or deduction to a rate of 15 percent as a result of taxes, fees and subsidies and other governmental charges (the "Minimum Level of Retention"), the Issuer may (subject to prior approval of the Central Bank), at their discretion, and having sent notice of not less than forty five days and not more than seventy five days in advance (which terminates, in the case of Notes remunerated at the floating rate, on a day on which the interest should be paid) to the Holders of the Notes (advice that is irrevocable), redeem all (and not just some) of the pending Notes that comprise the relevant Series, to the Sum of the Anticipated Redemption (Subsidy), together with the accrued interest (if any) on them, however, as long as, the redemption advice is given before 90 days (or, in the case of Notes remunerated at the floating rate, a number of days that is equal to the total number of days occurring within the period of interest, in force, applicable to the Notes over 75 days) preceding the first date on which the Issuer would be obliged to pay the additional sums if a payment in relation to the Notes were overdue on the occasion. The Issuer will not have the right to redeem the Notes if they are obliged to pay additional sums that are inferior to the additional sums payable up to the Minimum Level of Retention. Notwithstanding the provisions above, the Issuer does not have the right to redeem the Notes, unless they have taken reasonable measures to avoid the obligation of paying the additional sums. If they choose to redeem the Notes, the Issuer will deliver to the Trustee a certificate signed by an authorized officer, declaring that the Issuer is authorized to redeem the Notes according to their terms, and the opinion of an independent solicitor of known reputation, attesting that the Issuer was or became obliged to pay an additional sum in addition to the additional sums that must be paid, up to the Minimum Level of Retention.

G.II) Formula for calculating redemption value:

The payment of the principal amount of the Notes, together with the provisioned unpaid interest, will be made on the payment date to the respective holders of the notes.

Characteristics of securities

H.I) Maturity, including conditions for early maturity:

Maturity: 05/16/2016

Early Maturity Events (Defaults):

(i)    the Issuer fails to pay any amount of the principal amount regarding the Notes in the term of Two Working Days from the maturity date for the payment of the amount, or fails to pay any amount of interest regarding the Notes in the term of five Working Days from the maturity date for the payment of the interest; or

(ii)   any Debt of the Issuer or any Subsidiary is not paid when default or (according to the case) within the grace period originally applicable; (b) if any Debt becomes (or may be declared) default and payable before the maturity date specified, in any other way except at the discretion of the Issuer or (according to the case) of the relevant Subsidiary or (as long as no other default event described has occurred) of any person with the right to such Debt; or (c) the Issuer or any other Subsidiary does not pay, when due, any sum payable by them in the terms of any Guarantee of any Debt; as long as the sum of the Debt mentioned in subparagraph (a) and/or subparagraph (b) above and/or the sum

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18. Securities

payable in the terms of any Guarantee mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$ 25,000,000 (or its equivalent in any other currency or currencies); or

(iii) the Issuer fails to fulfill or observe appropriately any other relevant obligation or agreement regarding the pertinent Series of Notes, or any other additional payments or agreements contained in the Trust Deed, in the Payment Contract of the Agent or Notes, and such noncompliance persists during a period of 30 days after the occurrence; or

(iv)  any declaration or guarantee relevant to the Issuer in the Dealer Contract or in the Issuer Contract or any other document formalized in relation to the Dealer Contract or to the Issuer Contract or to the issuing of Notes of the relevant Series, or any other series, are incorrect, incomplete or misleading in any relevant aspect when they are made; or

(v)   the Issuer (a) is dissolved, (b) suspends the payment of their debts or does not or is incapable of honoring their debts on the maturity date, (c) files, in the measure allowed by the applicable law, for voluntary bankruptcy, lawsuits or any other proceedings to obtain any relief from the debt in the terms of any law that affects the rights of the creditors and which are similar to a law of bankruptcy or (d) consents, by means of response or in any other form, a request which is initiated against them for spontaneous bankruptcy or any other proceedings or process; or

(vi)  any governmental authorization necessary to fulfill any obligation of the Issuer in the terms of the Trust Deed, of the Payment Contract of Agent or Notes of the relevant Series, or if any of these is not signed or does not come into effect or does not remain valid and subsists; or

(vii)is or becomes illegal for the Issuer to fulfill or observe one or more of their obligations in the terms of any of the Notes of the relevant Series, or any of them; or

(viii)  Banco Bradesco S.A., together with their consolidated subsidiaries, fails to conduct all or a substantial part of its business, or is in the imminence of doing so, except, in dealing with these subsidiaries, for the purposes of, and followed by a reconstruction, incorporation, reorganization, merger or consolidation; or

(ix)  the Issuer or any other Relevant Subsidiary is (is, or is considered by law or by ruling) insolvent or bankrupt or incapable of paying their debts or stops, suspends or is in the imminence of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts, or an intervener is designed for the Issuer, or the Brazilian Central Bank declares the extrajudicial liquidation of the Issuer in the terms of Brazilian Law No. 6,024 of March 13, 1974, and subsequent alterations, or any subsequent provisions of such laws; or

(x)   if any event occurs which, according to the laws of Brazil, or, when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, has an analogous effect on the events stated in paragraph (v) above.

H.II) Interest:

4.125% p.a.

H.III) Guarantee, and if collateral description of asset:

No guarantee.

H.IV) In the absence of guarantee, whether receivable is subordinate or unsecured:

Unsecured credit.

H.V) Any restrictions imposed on the issuer in connection with:

•         distribution of dividends

None.

•         disposal of certain assets

The Issuer should not, without the written consent of the Holders of two thirds of the pending Notes, consolidate or merge with any other society or alienate or transfer, in a single transaction or series of transactions, all or substantially all of their assets to any other person, unless:

(i)    the society formed by such a consolidation, or with which the Issuer has merged, or the person who acquires by alienation, or transfer, all or substantially all of the goods or assets of the Issuer (the “Successor Society”) is obliged to assume the payment due and promptly of the principal amount

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18. Securities

and the interest on the Notes and all the other obligations of the Issuer in the terms of the Trust Deed, and of the Payment Contract of the Agent and Notes;

(ii)   immediately after the related transaction is in force, no Default Event referring to any Note has occurred and persists;

(iii) after any public announcement of a consolidation, merger, alienation or transfer, and in any form before the conclusion of the consolidation, merger, alienation or transfer, the Issuer should deliver to the Trustee (a) a certificate signed by two officers of the Issuer, declaring that the consolidation, merger, alienation or transfer is according to this Condition and that all the suspended conditions foreseen here in relation to this transaction (except the suspended condition in (ii) (above)) have been fulfilled, and (b) with the opinion of an independent solicitor of known reputation about the pertinent legal issues; and

(iv)  the Successor Society should expressly agree to (a) indemnify each Holder of a Note or Coupon for any tax, subsidy or governmental charge applied at a later stage to the Holder uniquely as a result of such a consolidation, merger, alienation or transfer in relation to the payment of the principal amount of the Notes or (if the Notes are remunerated) of the interest on the Notes, and (b) pay any additional sums as necessary so that the net sums received by the Holders of Notes (and Coupons, if applicable), after the retention or deduction of any such tax, subsidy or any other governmental charge, are equal to the respective sums of the principal amount and (if the Notes are remunerated) of the interest that would have been received regarding the Notes (and Coupons, if applicable) had there not been a consolidation, merge, alienation or transfer.

No Successor Society has the right to redeem the Notes unless the Issuer has the right to redeem the Notes in similar circumstances.

In dealing with a consolidation, merger, alienation or transfer according to this Condition, the Successor Society should succeed the Issuer and replace them and may exercise every right and power of the Issuer in the terms of the Notes, with the same effect they would have had if in the Successor Society it had been designated as the issuer of the Notes in this instrument.

•         new debts being assumed

The Issuer agrees that if any Note or Coupon remains pending (as defined in the Trust Deed), they do not create or allow the subsistence of any Guarantee and will not allow any Relevant Subsidiary to create or allow subsistence of any Guarantee over all or any part of their assets, current or future, to guarantee (i) any of their Public Foreign Debts; (ii) any Guarantees related to Public Foreign Debts; or (iii) Public Foreign Debts or any Guarantees related to Public Foreign Debts of any person without, in any case, at the same time or prior to this, guaranteeing the Notes equally and proportionately to the satisfaction of the Trustee, or granting another guarantee for the Notes as approved through Extraordinary Resolution of the Holders of the majority of the principal amount of the pending Notes. No provision expressed here will inhibit or prohibit the Issuer from granting collaterals without guarantees or guarantees of any kind, including contractual at the request, or on behalf, of their customers in favor of third parties as part of the normal course of business of the Issuer.

•         issuing new securities

None.

H.VI) The trustee, stating the principal terms of the contract

The Bank of New York is the Trustee according to the Trust Deed.

The Trust Deed, document signed between the Bank and the Trustee, rules various rights and obligations of the parties regarding the issue of securities, like: definitions of terms used, general and specific characteristics of the securities, conditions and criteria for the redemption and repurchase of the bonds, commitments assumed by the issuer, definition of default events and instruments for their solution, rights of the security holders, amendments to the contract, satisfaction of the terms and segregation of the securities and subordination, among others. The services provided by the Trustee consist of the review of the documents issued, establishment of administrative and operational procedures of the accounts of the security holders; establishment of a deposit account regarding the issue; assistance to close the accounts;

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18. Securities

monitoring of the fulfillment of the Trust Deed; receipt and distribution of remittances and payments of the security holders.

I) Conditions for altering rights assured by these securities

Meetings of the holders of the Securities, Alteration, Renunciation and Substitution

The Trust Deed contains provisions (that will be efficient as if they were incorporated here) which establish the summons of the assemblies of Holders of Notes of any Series to discuss any issue that affects their interests, including (but not limited to) the alteration of the Terms and Conditions of the Notes or of the Trust Deed. An Extraordinary Resolution approved in any assembly of Holders of Notes of any Series will obligate all Holders of Notes of the Series, if they are present or not in the assembly, and all the Holders of Coupons related to the Notes of the Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if applicable) of any Series, to any alteration (subject to certain exceptions) to, or the renunciation of or the authorization of any noncompliance, or noncompliance proposed, of any Terms or Conditions of the Notes or any provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially prejudicial to the interests of the Holders of the Notes or Coupons, or any alteration of formal nature, secondary or technical, or performed to correct a manifested error. The Trustee may also determine any event that would constitute, or which in another way could constitute a Default Event, as long as, in the opinion of the Trustee, the event is not significantly prejudicial to the interests of the Holders of Notes or Coupons, if applicable, of the pertinent Series. Any such alteration, renunciation, authorization or determination will oblige the Holders of Notes and Coupons (if applicable) of the pertinent Series and (unless otherwise agreed by the Trustee) any such alteration will be informed to the Holders as soon as possible.

J) Other relevant characteristics

All relevant characteristics are described above.

IX. a) Securities: GLOBAL MEDIUM-TERM NOTE – Series 54

b) Quantity	c) Value (in US$)	d) Issue date	e) Maturity date	f) Restriction on circulation	g) Convertibility
01 Global note for principal amount of US$ 850 million that may be divided into minimum portions of US$ 200.000,00 and multiples of US$ 1,000.00 thereafter	850,000,000.00	5/16/2011	5/16/2014	Securities may be purchased by qualified institutional investors only	Not convertible

G.I) Possibility of redemption

Anticipated Redemption for Tax-related Reasons

If, in relation to any Series of Notes, as a result of any alteration or amendment to the laws (or to any regulation or decree enacted in the terms of the laws therein) of Brazil, or when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, or when the Issuer is Bradesco New York Branch, under the laws of United States of America or of the State of New York, or any political subdivision or tax authority in or from Brazil or, according to the case, in or from the Cayman Islands, of the United States of America or from the State of New York which affect the taxation, or any other change in the official position related to the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), the alteration or amendment which is in force on the Date of Issue of such Notes, or after this date, or on any other date specified in the Definite Terms of the Notes, the Issuer is or becomes obliged to pay additional sums in addition to the additional sums that the Issuer is obliged to pay if the payment of interest of the Notes is subject to retention or deduction to a rate of 15 percent as a result of taxes, fees and subsidies and other governmental charges (the "Minimum Level of Retention"), the Issuer may (subject to prior approval of the Central Bank), at their discretion, and having sent notice of not less than forty five days and not more than seventy five days in advance (which terminates, in the case of Notes remunerated at the floating rate, on a day on which the interest should be paid) to the Holders of the Notes (advice that is irrevocable), redeem all (and not just some) of the pending Notes that comprise the relevant Series, to the Sum of the Anticipated Redemption (Subsidy), together with the accrued interest (if any) on

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18. Securities

them, however, as long as, the redemption advice is given before 90 days (or, in the case of Notes remunerated at the floating rate, a number of days that is equal to the total number of days occurring within the period of interest, in force, applicable to the Notes over 75 days) preceding the first date on which the Issuer would be obliged to pay the additional sums if a payment in relation to the Notes were overdue on the occasion. The Issuer will not have the right to redeem the Notes if they are obliged to pay additional sums that are inferior to the additional sums payable up to the Minimum Level of Retention. Notwithstanding the provisions above, the Issuer does not have the right to redeem the Notes, unless they have taken reasonable measures to avoid the obligation of paying the additional sums. If they choose to redeem the Notes, the Issuer will deliver to the Trustee a certificate signed by an authorized officer, declaring that the Issuer is authorized to redeem the Notes according to their terms, and the opinion of an independent solicitor of known reputation, attesting that the Issuer was or became obliged to pay an additional sum in addition to the additional sums that must be paid, up to the Minimum Level of Retention.

G.II) Formula for calculating redemption value:

The payment of the principal amount of the Notes, together with the provisioned unpaid interest, will be made on the payment date to the respective holders of the notes.

Characteristics of securities

H.I) Maturity, including conditions for early maturity:

Maturity: 05/16/2014

Early Maturity Events (Defaults):

(i)    the Issuer fails to pay any amount of the principal amount regarding the Notes in the term of Two Working Days from the maturity date for the payment of the amount, or fails to pay any amount of interest regarding the Notes in the term of five Working Days from the maturity date for the payment of the interest; or

(ii)   (a) any Debt of the Issuer or any Subsidiary is not paid when default or (according to the case) within the grace period originally applicable; (b) if any Debt becomes (or may be declared) default and payable before the maturity date specified, in any other way except at the discretion of the Issuer or (according to the case) of the relevant Subsidiary or (as long as no other default event described has occurred) of any person with the right to such Debt; or (c) the Issuer or any other Subsidiary does not pay, when due, any sum payable by them in the terms of any Guarantee of any Debt; as long as the sum of the Debt mentioned in subparagraph (a) and/or subparagraph (b) above and/or the sum payable in the terms of any Guarantee mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$ 25,000,000 (or its equivalent in any other currency or currencies); or

(iii) the Issuer fails to fulfill or observe appropriately any other relevant obligation or agreement regarding the pertinent Series of Notes, or any other additional payments or agreements contained in the Trust Deed, in the Payment Contract of the Agent or Notes, and such noncompliance persists during a period of 30 days after the occurrence; or

(iv)  any declaration or guarantee relevant to the Issuer in the Dealer Contract or in the Issuer Contract or any other document formalized in relation to the Dealer Contract or to the Issuer Contract or to the issuing of Notes of the relevant Series, or any other series, are incorrect, incomplete or misleading in any relevant aspect when they are made; or

(v)   the Issuer (a) is dissolved, (b) suspends the payment of their debts or does not or is incapable of honoring their debts on the maturity date, (c) files, in the measure allowed by the applicable law, for voluntary bankruptcy, lawsuits or any other proceedings to obtain any relief from the debt in the terms of any law that affects the rights of the creditors and which are similar to a law of bankruptcy or (d) consents, by means of response or in any other form, a request which is initiated against them for spontaneous bankruptcy or any other proceedings or process; or

(vi)  any governmental authorization necessary to fulfill any obligation of the Issuer in the terms of the Trust Deed, of the Payment Contract of Agent or Notes of the relevant Series, or if any of these is not signed or does not come into effect or does not remain valid and subsists; or

(vii)is or becomes illegal for the Issuer to fulfill or observe one or more of their obligations in the terms of any of the Notes of the relevant Series, or any of them; or

(viii)  Banco Bradesco S.A., together with their consolidated subsidiaries, fails to conduct all or a substantial part of its business, or is in the imminence of doing so, except, in dealing with these

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18. Securities

subsidiaries, for the purposes of, and followed by a reconstruction, incorporation, reorganization, merger or consolidation; or

(ix)  the Issuer or any other Relevant Subsidiary is (is, or is considered by law or by ruling) insolvent or bankrupt or incapable of paying their debts or stops, suspends or is in the imminence of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts, or an intervener is designed for the Issuer, or the Brazilian Central Bank declares the extrajudicial liquidation of the Issuer in the terms of Brazilian Law No. 6,024 of March 13, 1974, and subsequent alterations, or any subsequent provisions of such laws; or

(x)   if any event occurs which, according to the laws of Brazil, or, when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, has an analogous effect on the events stated in paragraph (v) above.

H.II) Interest:

3-month libor + 2.10% p.a.

H.III) Guarantee, and if collateral description of asset:

No guarantee.

H.IV) In the absence of guarantee, whether receivable is subordinate or unsecured:

Unsecured credit.

H.V) Any restrictions imposed on the issuer in connection with:

•         distribution of dividends

None.

•         disposal of certain assets

The Issuer should not, without the written consent of the Holders of two thirds of the pending Notes, consolidate or merge with any other society or alienate or transfer, in a single transaction or series of transactions, all or substantially all of their assets to any other person, unless:

(i)    the society formed by such a consolidation, or with which the Issuer has merged, or the person who acquires by alienation, or transfer, all or substantially all of the goods or assets of the Issuer (the “Successor Society”) is obliged to assume the payment due and promptly of the principal amount and the interest on the Notes and all the other obligations of the Issuer in the terms of the Trust Deed, and of the Payment Contract of the Agent and Notes;

(ii)   immediately after the related transaction is in force, no Default Event referring to any Note has occurred and persists;

(iii) after any public announcement of a consolidation, merger, alienation or transfer, and in any form before the conclusion of the consolidation, merger, alienation or transfer, the Issuer should deliver to the Trustee (a) a certificate signed by two officers of the Issuer, declaring that the consolidation, merger, alienation or transfer is according to this Condition and that all the suspended conditions foreseen here in relation to this transaction (except the suspended condition in (ii) (above)) have been fulfilled, and (b) with the opinion of an independent solicitor of known reputation about the pertinent legal issues; and

(iv)  the Successor Society should expressly agree to (a) indemnify each Holder of a Note or Coupon for any tax, subsidy or governmental charge applied at a later stage to the Holder uniquely as a result of such a consolidation, merger, alienation or transfer in relation to the payment of the principal amount of the Notes or (if the Notes are remunerated) of the interest on the Notes, and (b) pay any additional sums as necessary so that the net sums received by the Holders of Notes (and Coupons, if applicable), after the retention or deduction of any such tax, subsidy or any other governmental charge, are equal to the respective sums of the principal amount and (if the Notes are remunerated) of the interest that would have been received regarding the Notes (and Coupons, if applicable) had there not been a consolidation, merge, alienation or transfer.

No Successor Society has the right to redeem the Notes unless the Issuer has the right to redeem the Notes in similar circumstances.

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18. Securities

In dealing with a consolidation, merger, alienation or transfer according to this Condition, the Successor Society should succeed the Issuer and replace them and may exercise every right and power of the Issuer in the terms of the Notes, with the same effect they would have had if in the Successor Society it had been designated as the issuer of the Notes in this instrument.

•         new debts being assumed

The Issuer agrees that if any Note or Coupon remains pending (as defined in the Trust Deed), they do not create or allow the subsistence of any Guarantee and will not allow any Relevant Subsidiary to create or allow subsistence of any Guarantee over all or any part of their assets, current or future, to guarantee (i) any of their Public Foreign Debts; (ii) any Guarantees related to Public Foreign Debts; or (iii) Public Foreign Debts or any Guarantees related to Public Foreign Debts of any person without, in any case, at the same time or prior to this, guaranteeing the Notes equally and proportionately to the satisfaction of the Trustee, or granting another guarantee for the Notes as approved through Extraordinary Resolution of the Holders of the majority of the principal amount of the pending Notes. No provision expressed here will inhibit or prohibit the Issuer from granting collaterals without guarantees or guarantees of any kind, including contractual at the request, or on behalf, of their customers in favor of third parties as part of the normal course of business of the Issuer.

•         issuing new securities

None.

H.VI) The trustee, stating the principal terms of the contract

The Bank of New York is the Trustee according to the Trust Deed.

The Trust Deed, document signed between the Bank and the Trustee, rules various rights and obligations of the parties regarding the issue of securities, like: definitions of terms used, general and specific characteristics of the securities, conditions and criteria for the redemption and repurchase of the bonds, commitments assumed by the issuer, definition of default events and instruments for their solution, rights of the security holders, amendments to the contract, satisfaction of the terms and segregation of the securities and subordination, among others. The services provided by the Trustee consist of the review of the documents issued, establishment of administrative and operational procedures of the accounts of the security holders; establishment of a deposit account regarding the issue; assistance to close the accounts; monitoring of the fulfillment of the Trust Deed; receipt and distribution of remittances and payments of the security holders.

I) Conditions for altering rights assured by these securities

Meetings of the holders of the Securities, Alteration, Renunciation and Substitution

The Trust Deed contains provisions (that will be efficient as if they were incorporated here) which establish the summons of the assemblies of Holders of Notes of any Series to discuss any issue that affects their interests, including (but not limited to) the alteration of the Terms and Conditions of the Notes or of the Trust Deed. An Extraordinary Resolution approved in any assembly of Holders of Notes of any Series will obligate all Holders of Notes of the Series, if they are present or not in the assembly, and all the Holders of Coupons related to the Notes of the Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if applicable) of any Series, to any alteration (subject to certain exceptions) to, or the renunciation of or the authorization of any noncompliance, or noncompliance proposed, of any Terms or Conditions of the Notes or any provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially prejudicial to the interests of the Holders of the Notes or Coupons, or any alteration of formal nature, secondary or technical, or performed to correct a manifested error. The Trustee may also determine any event that would constitute, or which in another way could constitute a Default Event, as long as, in the opinion of the Trustee, the event is not significantly prejudicial to the interests of the Holders of Notes or Coupons, if applicable, of the pertinent Series. Any such alteration, renunciation, authorization or determination will oblige the Holders of Notes and Coupons (if applicable) of the pertinent Series and (unless otherwise agreed by the Trustee) any such alteration will be informed to the Holders as soon as possible.

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18. Securities

J) Other relevant characteristics

All relevant characteristics are described above.

X. a) Securities: GLOBAL MEDIUM-TERM NOTE – Series 59

b) Quantity	c) Value (in US$)	d) Issue date	e) Maturity date	f) Restriction on circulation	g) Convertibility
01 Global note for principal amount of US$ 800 million that may be divided into minimum portions of US$ 200.000,00 and multiples of US$ 1,000.00 thereafter	800,000,000.00	1/12/2012	1/12/2017	Securities may be purchased by qualified institutional investors only	Not convertible

G.I) Possibility of redemption

Anticipated Redemption for Tax-related Reasons

If, in relation to any Series of Notes, as a result of any alteration or amendment to the laws (or to any regulation or decree enacted in the terms of the laws therein) of Brazil, or when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, or when the Issuer is Bradesco New York Branch, under the laws of United States of America or of the State of New York, or any political subdivision or tax authority in or from Brazil or, according to the case, in or from the Cayman Islands, of the United States of America or from the State of New York which affect the taxation, or any other change in the official position related to the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), the alteration or amendment which is in force on the Date of Issue of such Notes, or after this date, or on any other date specified in the Definite Terms of the Notes, the Issuer is or becomes obliged to pay additional sums in addition to the additional sums that the Issuer is obliged to pay if the payment of interest of the Notes is subject to retention or deduction to a rate of 15 percent as a result of taxes, fees and subsidies and other governmental charges (the "Minimum Level of Retention"), the Issuer may (subject to prior approval of the Central Bank), at their discretion, and having sent notice of not less than forty five days and not more than seventy five days in advance (which terminates, in the case of Notes remunerated at the floating rate, on a day on which the interest should be paid) to the Holders of the Notes (advice that is irrevocable), redeem all (and not just some) of the pending Notes that comprise the relevant Series, to the Sum of the Anticipated Redemption (Subsidy), together with the accrued interest (if any) on them, however, as long as, the redemption advice is given before 90 days (or, in the case of Notes remunerated at the floating rate, a number of days that is equal to the total number of days occurring within the period of interest, in force, applicable to the Notes over 75 days) preceding the first date on which the Issuer would be obliged to pay the additional sums if a payment in relation to the Notes were overdue on the occasion. The Issuer will not have the right to redeem the Notes if they are obliged to pay additional sums that are inferior to the additional sums payable up to the Minimum Level of Retention. Notwithstanding the provisions above, the Issuer does not have the right to redeem the Notes, unless they have taken reasonable measures to avoid the obligation of paying the additional sums. If they choose to redeem the Notes, the Issuer will deliver to the Trustee a certificate signed by an authorized officer, declaring that the Issuer is authorized to redeem the Notes according to their terms, and the opinion of an independent solicitor of known reputation, attesting that the Issuer was or became obliged to pay an additional sum in addition to the additional sums that must be paid, up to the Minimum Level of Retention.

G.II) Formula for calculating redemption value:

The payment of the principal amount of the Notes, together with the provisioned unpaid interest, will be made on the payment date to the respective holders of the notes.

Characteristics of securities

H.I) Maturity, including conditions for early maturity:

Maturity: 01/12/2017

Early Maturity Events (Defaults):

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18. Securities

(i)    the Issuer fails to pay any amount of the principal amount regarding the Notes in the term of Two Working Days from the maturity date for the payment of the amount, or fails to pay any amount of interest regarding the Notes in the term of five Working Days from the maturity date for the payment of the interest; or

(ii)   (a) any Debt of the Issuer or any Subsidiary is not paid when default or (according to the case) within the grace period originally applicable; (b) if any Debt becomes (or may be declared) default and payable before the maturity date specified, in any other way except at the discretion of the Issuer or (according to the case) of the relevant Subsidiary or (as long as no other default event described has occurred) of any person with the right to such Debt; or (c) the Issuer or any other Subsidiary does not pay, when due, any sum payable by them in the terms of any Guarantee of any Debt; as long as the sum of the Debt mentioned in subparagraph (a) and/or subparagraph (b) above and/or the sum payable in the terms of any Guarantee mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$ 25,000,000 (or its equivalent in any other currency or currencies); or

(iii) the Issuer fails to fulfill or observe appropriately any other relevant obligation or agreement regarding the pertinent Series of Notes, or any other additional payments or agreements contained in the Trust Deed, in the Payment Contract of the Agent or Notes, and such noncompliance persists during a period of 30 days after the occurrence; or

(iv)  any declaration or guarantee relevant to the Issuer in the Dealer Contract or in the Issuer Contract or any other document formalized in relation to the Dealer Contract or to the Issuer Contract or to the issuing of Notes of the relevant Series, or any other series, are incorrect, incomplete or misleading in any relevant aspect when they are made; or

(v)     the Issuer (a) is dissolved, (b) suspends the payment of their debts or does not or is incapable of honoring their debts on the maturity date, (c) files, in the measure allowed by the applicable law, for voluntary bankruptcy, lawsuits or any other proceedings to obtain any relief from the debt in the terms of any law that affects the rights of the creditors and which are similar to a law of bankruptcy or (d) consents, by means of response or in any other form, a request which is initiated against them for spontaneous bankruptcy or any other proceedings or process; or

(vi)  any governmental authorization necessary to fulfill any obligation of the Issuer in the terms of the Trust Deed, of the Payment Contract of Agent or Notes of the relevant Series, or if any of these is not signed or does not come into effect or does not remain valid and subsists; or

(vii)is or becomes illegal for the Issuer to fulfill or observe one or more of their obligations in the terms of any of the Notes of the relevant Series, or any of them; or

(viii)               Banco Bradesco S.A., together with their consolidated subsidiaries, fails to conduct all or a substantial part of its business, or is in the imminence of doing so, except, in dealing with these subsidiaries, for the purposes of, and followed by a reconstruction, incorporation, reorganization, merger or consolidation; or

(ix)  the Issuer or any other Relevant Subsidiary is (is, or is considered by law or by ruling) insolvent or bankrupt or incapable of paying their debts or stops, suspends or is in the imminence of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts, or an intervener is designed for the Issuer, or the Brazilian Central Bank declares the extrajudicial liquidation of the Issuer in the terms of Brazilian Law No. 6,024 of March 13, 1974, and subsequent alterations, or any subsequent provisions of such laws; or

(x)   if any event occurs which, according to the laws of Brazil, or, when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, has an analogous effect on the events stated in paragraph (v) above.

H.II) Interest:

4.5% p.a.

H.III) Guarantee, and if collateral description of asset:

No guarantee.

H.IV) In the absence of guarantee, whether receivable is subordinate or unsecured:

Unsecured credit.

H.V) Any restrictions imposed on the issuer in connection with:

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18. Securities

•         distribution of dividends

None.

•         disposal of certain assets

The Issuer should not, without the written consent of the Holders of two thirds of the pending Notes, consolidate or merge with any other society or alienate or transfer, in a single transaction or series of transactions, all or substantially all of their assets to any other person, unless:

(i)    the society formed by such a consolidation, or with which the Issuer has merged, or the person who acquires by alienation, or transfer, all or substantially all of the goods or assets of the Issuer (the “Successor Society”) is obliged to assume the payment due and promptly of the principal amount and the interest on the Notes and all the other obligations of the Issuer in the terms of the Trust Deed, and of the Payment Contract of the Agent and Notes;

(ii)   immediately after the related transaction is in force, no Default Event referring to any Note has occurred and persists;

(iii) after any public announcement of a consolidation, merger, alienation or transfer, and in any form before the conclusion of the consolidation, merger, alienation or transfer, the Issuer should deliver to the Trustee (a) a certificate signed by two officers of the Issuer, declaring that the consolidation, merger, alienation or transfer is according to this Condition and that all the suspended conditions foreseen here in relation to this transaction (except the suspended condition in (ii) (above)) have been fulfilled, and (b) with the opinion of an independent solicitor of known reputation about the pertinent legal issues; and

(iv)  the Successor Society should expressly agree to (a) indemnify each Holder of a Note or Coupon for any tax, subsidy or governmental charge applied at a later stage to the Holder uniquely as a result of such a consolidation, merger, alienation or transfer in relation to the payment of the principal amount of the Notes or (if the Notes are remunerated) of the interest on the Notes, and (b) pay any additional sums as necessary so that the net sums received by the Holders of Notes (and Coupons, if applicable), after the retention or deduction of any such tax, subsidy or any other governmental charge, are equal to the respective sums of the principal amount and (if the Notes are remunerated) of the interest that would have been received regarding the Notes (and Coupons, if applicable) had there not been a consolidation, merge, alienation or transfer.

No Successor Society has the right to redeem the Notes unless the Issuer has the right to redeem the Notes in similar circumstances.

In dealing with a consolidation, merger, alienation or transfer according to this Condition, the Successor Society should succeed the Issuer and replace them and may exercise every right and power of the Issuer in the terms of the Notes, with the same effect they would have had if in the Successor Society it had been designated as the issuer of the Notes in this instrument.

•         new debts being assumed

The Issuer agrees that if any Note or Coupon remains pending (as defined in the Trust Deed), they do not create or allow the subsistence of any Guarantee and will not allow any Relevant Subsidiary to create or allow subsistence of any Guarantee over all or any part of their assets, current or future, to guarantee (i) any of their Public Foreign Debts; (ii) any Guarantees related to Public Foreign Debts; or (iii) Public Foreign Debts or any Guarantees related to Public Foreign Debts of any person without, in any case, at the same time or prior to this, guaranteeing the Notes equally and proportionately to the satisfaction of the Trustee, or granting another guarantee for the Notes as approved through Extraordinary Resolution of the Holders of the majority of the principal amount of the pending Notes. No provision expressed here will inhibit or prohibit the Issuer from granting collaterals without guarantees or guarantees of any kind, including contractual at the request, or on behalf, of their customers in favor of third parties as part of the normal course of business of the Issuer.

•         issuing new securities

None.

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18. Securities

H.VI) The trustee, stating the principal terms of the contract

The Bank of New York is the Trustee according to the Trust Deed.

The Trust Deed, document signed between the Bank and the Trustee, rules various rights and obligations of the parties regarding the issue of securities, like: definitions of terms used, general and specific characteristics of the securities, conditions and criteria for the redemption and repurchase of the bonds, commitments assumed by the issuer, definition of default events and instruments for their solution, rights of the security holders, amendments to the contract, satisfaction of the terms and segregation of the securities and subordination, among others. The services provided by the Trustee consist of the review of the documents issued, establishment of administrative and operational procedures of the accounts of the security holders; establishment of a deposit account regarding the issue; assistance to close the accounts; monitoring of the fulfillment of the Trust Deed; receipt and distribution of remittances and payments of the security holders.

I) Conditions for altering rights assured by these securities

Meetings of the holders of the Securities, Alteration, Renunciation and Substitution

The Trust Deed contains provisions (that will be efficient as if they were incorporated here) which establish the summons of the assemblies of Holders of Notes of any Series to discuss any issue that affects their interests, including (but not limited to) the alteration of the Terms and Conditions of the Notes or of the Trust Deed. An Extraordinary Resolution approved in any assembly of Holders of Notes of any Series will obligate all Holders of Notes of the Series, if they are present or not in the assembly, and all the Holders of Coupons related to the Notes of the Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if applicable) of any Series, to any alteration (subject to certain exceptions) to, or the renunciation of or the authorization of any noncompliance, or noncompliance proposed, of any Terms or Conditions of the Notes or any provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially prejudicial to the interests of the Holders of the Notes or Coupons, or any alteration of formal nature, secondary or technical, or performed to correct a manifested error. The Trustee may also determine any event that would constitute, or which in another way could constitute a Default Event, as long as, in the opinion of the Trustee, the event is not significantly prejudicial to the interests of the Holders of Notes or Coupons, if applicable, of the pertinent Series. Any such alteration, renunciation, authorization or determination will oblige the Holders of Notes and Coupons (if applicable) of the pertinent Series and (unless otherwise agreed by the Trustee) any such alteration will be informed to the Holders as soon as possible.

J) Other relevant characteristics

All relevant characteristics are described above.

Securities converted:

Security		Value in US$ and EUR	Value in Reais	Date of quotation
I	Subordinate Debt	$ 500,000,000.00	R$ 833,100,000.00	12/31/2010
II	Subordinate Debt	€ 225,000,000.00	R$ 501,300,000.00	12/31/2010
III	Subordinate Debt	$ 750,000,000.00	R$ 1,249,650,000.00	12/31/2010
IV	Subordinate Debt	$ 1,100,000,000.00	R$ 1,832,820,000.00	12/31/2010
		$ 500,000,000.00	R$ 835,050,000.00	1/13/2011
V	Subordinate Debt	$ 1,100,000,000.00	R$ 1,886,720,000.00	3/1/2012
VI	Global Medium – Term Note – Series 51	$ 750,000,000.00	R$ 1,249,650,000.00	12/31/2010
VII	Global Medium – Term Note – Series 52	$ 250,000,000.00	R$ 416,550,000.00	12/31/2010
VIII	Global Medium – Term Note – Series 53	$ 500,000,000.00	R$ 815,850,000.00	5/16/2011
IX	Global Medium – Term Note – Series 54	$ 850,000,000.00	R$ 1,386,945,000.00	5/16/2011
X	Global Medium – Term Note – Series 59	$ 800,000,000.00	R$ 1,429,920,000.00	1/12/2012

638– Reference Form – 2013

18. Securities

Date	Dollar (sale)	Euro (sale)
12/31/2010	R$ 1.6662	R$ 2.2280
1/13/2011	R$ 1.6701	R$ 2.2326
5/16/2011	R$ 1.6317	R$ 2.3157
1/12/2012	R$ 1.7874	R$ 2.2907
3/1/2012	R$ 1.7152	R$ 2.2865

Source: Central Bank of Brazil

639– Reference Form – 2013

19. Share buyback/treasury palns

19. Share buyback/treasury plans

19.1 - Information on plans to repurchase the issuer's shares

Date resolution	Buyback period	Available reserves and income (R$)	Type	Class	Qty planned (units)	% in circ.	Qty acquired approved (units)	Price paid	Quotation factor	% acquired
Other caracteristics
12/20/2012	12/26/2012 to 06/26/2013	23,463,118,113.53	Common		7,500,000	1.5060109	0	0	R$ per unit	0.0000000
			Preferred		7,500,000	0.4080561	0	0	R$ per unit	0.0000000

Base-date: 12/31/2011
Objective: The purpose of the shares buyback program, to be held in treasury and subsequent disposal or cancellation, without a decrease of share capital, is to use funds available for investments from the “Income Reserve – Statutory Reserves” account.
Intermediaries: Bradesco S.A. CTVM - Av. Paulista, 1.450, 7o andar, Bela Vista, São Paulo, SP, and Ágora CTVM S.A. - Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

Date resolution	Buyback period	Available reserves and income (R$)	Type	Class	Qty planned (units)	% in circ.	Qty acquired approved (units)	Price paid	Quotation factor	% acquired
Other caracteristics
6/21/2012	06/25/2012 to 12/25/2012	23,463,118,113.53	Common		7,500,000	1.5060109	76,100	26.89	R$ per unit	1.0146667
			Preferred		7,500,000	0.4080561	320,300	32.22	R$ per unit	4.2706667

Base-date: 12/31/2011
Objective: The purpose of the shares buyback program, to be held in treasury and subsequent disposal or cancellation, without a decrease of share capital, is to use funds available for investments from the “Income Reserve – Statutory Reserves” account.
Intermediaries: Bradesco S.A. CTVM - Av. Paulista, 1.450, 7o andar, Bela Vista, São Paulo, SP, and Ágora CTVM S.A. - Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

Date resolution	Buyback period	Available reserves and income (R$)	Type	Class	Qty planned (units)	% in circ.	Qty acquired approved (units)	Price paid	Quotation factor	% acquired
Other caracteristics
12/21/2011	12/23/2011 to 06/23/2012	16,726,600,837.19	Common		7,500,000	1.4919420	72,000	25.37	R$ per unit	0.9600000
			Preferred		7,500,000	0.4074620	0	0	R$ per unit	0.0000000

Base-date: 12/31/2010
Objective: The purpose of the shares buyback program, to be held in treasury and subsequent disposal or cancellation, without a decrease of share capital, is to use funds available for investments from the “Income Reserve – Statutory Reserves” account.
Intermediaries: Bradesco S.A. CTVM - Av. Paulista, 1.450, 7o andar, Bela Vista, São Paulo, SP, and Ágora CTVM S.A. - Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

Date resolution	Buyback period	Available reserves and income (R$)	Type	Class	Qty planned (units)	% in circ.	Qty acquired approved (units)	Price paid	Quotation factor	% acquired
Other caracteristics
6/20/2011	06/22/2011 to 12/22/2011	16,726,600,837.19	Common		7,500,000	1.4916750	0	0	R$ per unit	0.0000000
			Preferred		7,500,000	0.4064740	4,466,400	26.87	R$ per unit	59.5520000

Base-date: 12/31/2010
Objective: The purpose of the shares buyback program, to be held in treasury and subsequent disposal or cancellation, without a decrease of share capital, is to use funds available for investments from the “Income Reserve – Statutory Reserves” account.
Intermediaries: Bradesco S.A. CTVM - Av. Paulista, 1.450, 7o andar, Bela Vista, São Paulo, SP, and Ágora CTVM S.A. - Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

Date resolution	Buyback period	Available reserves and income (R$)	Type	Class	Qty planned (units)	% in circ.	Qty acquired approved (units)	Price paid	Quotation factor	% acquired
Other caracteristics
12/20/2010	12/21/2010 to 06/21/2011	12,768,368,942.83	Common		7,500,000	1.1524790	2,487,000	25.37	R$ per unit	33.1600000
			Preferred		7,500,000	0.4070570	0	0	R$ per unit	0.0000000

Base-date: 12/31/2009
Objective: The purpose of the shares buyback program, to be held in treasury and subsequent disposal or cancellation, without a decrease of share capital, is to use funds available for investments from the “Income Reserve – Statutory Reserves” account.
Intermediaries: Bradesco S.A. CTVM - Av. Paulista, 1.450, 7o andar, Bela Vista, São Paulo, SP, and Ágora CTVM S.A. - Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

Date resolution	Buyback period	Available reserves and income (R$)	Type	Class	Qty planned (units)	% in circ.	Qty acquired approved (units)	Price paid	Quotation factor	% acquired
Other caracteristics
6/2/2010	06/04/2010 to 12/04/2010	12,768,368,942.83	Common		7,500,000	1.2668740	0	0	R$ per unit	0.0000000
			Preferred		7,500,000	0.4479200	0	0	R$ per unit	0.0000000

Base-date: 12/31/2009
Objective: The purpose of the shares buyback program, to be held in treasury and subsequent disposal or cancellation, without a decrease of share capital, is to use funds available for investments from the “Income Reserve – Statutory Reserves” account.
Intermediaries: Bradesco S.A. CTVM - Av. Paulista, 1.450, 7o andar, Bela Vista, São Paulo, SP, and Ágora CTVM S.A. - Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

640– Reference Form – 2013

19. Share buyback/treasury palns

19.2 – Transactions of securities held in treasury

Period ended 12/31/2012

Type of share	Preferred class share	Description of securities
Preferred
Movement	Quantity (units)	Total (R$)	Weighted average price (R$)
Opening balance	4,466,400	120,017,526.71	26.87
Acquisition	320,300	10,320,266.39	32.22
Disposal	-	-	-
Cancellation	-	-	-
Closing Balance	4,786,700	130,337,793.10	27.23

Type of share	Preferred class share	Description of securities
Common
Movement	Quantity (units)	Total (R$)	Weighted average price (R$)
Opening balance	2,487,000	63,091,201.60	25.37
Acquisition	148,100	3,872,028.59	26.14
Disposal	-	-	-
Cancellation	-	-	-
Closing Balance	2,635,100	66,963,230.19	25.41

641– Reference Form – 2013

19. Share buyback/treasury palns

Period ended 12/31/2011

Type of share	Preferred class share	Description of securities
Preferred
Movement	Quantity (units)	Total (R$)	Weighted average price (R$)
Opening balance	-	-	-
Acquisition	4,466,400	120,017,526.71	26.87
Disposal	-	-	-
Cancellation	-	-	-
Closing Balance	4,466,400	120,017,526.71	26.87

Type of share	Preferred class share	Description of securities
Common
Movement	Quantity (units)	Total (R$)	Weighted average price (R$)
Opening balance	395,300	10,048,958.75	25.42
Acquisition	2,091,700	53,042,242.85	25.36
Disposal	-	-	-
Cancellation	-	-	-
Closing Balance	2,487,000	63,091,201.60	25.37

642– Reference Form – 2013

19. Share buyback/treasury palns

Period ended 12/31/2010

Type of share	Preferred class share	Description of securities
Preferred
Movement	Quantity (units)	Total (R$)	Weighted average price (R$)
Opening balance	3,197,260	103,011,300.23	32.22
Acquisition	140,910	4,740,056.32	33.64
Disposal	-	-	-
Cancellation	3,338,170	107,751,356.55	32.28
Closing Balance	-	-	-

Type of share	Preferred class share	Description of securities
Common
Movement	Quantity (units)	Total (R$)	Weighted average price (R$)
Opening balance	3,338,170	85,862,509.17	25.72
Acquisition	395,300	10,048,958.75	25.42
Disposal	-	-	-
Cancellation	3,338,170	85,862,509.17	25.72
Closing Balance	395,300	10,048,958.75	25.42

643– Reference Form – 2013

19. Share buyback/treasury palns

19.3 – Information on securities held in treasury at the close of the last fiscal year

Security	Shares
Type of share	Type of share	Description of securities	Quantity (units)	Weighted average acquisition price	Quotation factor	Acquisition date	Shares in circulation (%)
Common			2,635,100	25.41202618	R$ per unit	12/21/2010	0.524013
Preferred			4,786,700	27.22915434	R$ per unit	6/22/2011	0.260048

19.4 – Other material information

Item 19.1

In addition to item 19.1, we inform that until December 31, 2012, 2,635,100 common shares and 4,786,700 preferred shares in the total amount of R$ 197,301,000 were acquired and kept in Treasury.

Item 19.2

As a complement to item 19.2, treasury movements for March 2013 are shown below.

MAR/13
Type of share	Preferred class share	Description of securities
Preferred
Movement	Quantity (units)	Total (R$)	Weighted average price (R$)
Opening balance	4,786,700	130,337,793.10	27.23
Acquisition (1)	478,670	-	-
Disposal	-	-	-
Cancellation	-	-	-
Closing Balance	5,265,370	130,337,793.10	24.75

Type of share	Preferred class share	Description of securities
Common
Movement	Quantity (units)	Total (R$)	Weighted average price (R$)
Opening balance	2,635,100	66,963,230.19	25.41
Acquisition (1)	263,510	-	-
Disposal	-	-	-
Cancellation	-	-	-
Closing Balance	2,898,610	66,963,230.19	23.10

(1) Shares have been adjusted according to bonuses and splits.

644– Reference Form – 2013

20. Trading policy

20. Trading policy

20.1 - Information on trading policy for securities

a)    date approved

07/29/2002

b)    related persons

The Policy for Trading in Securities Issued by Banco Bradesco S.A. applies to directly and indirectly Controlling Shareholders, members of its Board of Directors, Officers and Fiscal Council members, as well as members of any bodies carrying out technical or advisory duties created by statutory provision, and all those who know of information relating to material events or facts in the course of their duties or position with Bradesco or its related companies.

c)    main characteristics

The Policy for Trading in Securities Issued by Banco Bradesco S.A., follows the guidelines of CVM Instruction No. 358 of January 3, 2002, in particular stating:

1.    Officers and Directors and members of the Fiscal Council or any bodies having technical or advisory duties created by statutory provision, must inform Banco Bradesco S.A. of ownership and trades in securities issued by the company, its controlling companies or subsidiaries, provided that they are publicly listed companies;

2.    Directly or indirectly Controlling Shareholders, and Shareholders that elect members of the Board of Directors or Fiscal Council, and any natural or legal person, or group of persons acting jointly or representing the same interest, must inform the company if they directly or indirectly own shares corresponding to five percent (5%) or more of the type or class of shares representing the capital of Banco Bradesco S.A.;

3.    A person or group of persons representing the same interest and holding 5%, or more must inform the company whenever said holding increases by five percent (5%) of the type or class of shares of the share capital of Banco Bradesco S.A.;

4.    The persons mentioned in item "2" above must report disposal or cancellation of shares or other securities, or rights over the latter, whenever their holding in the type or class of securities in question reaches five percent (5%) of the total in this class or type of share, and whenever said holding is reduced by five percent (5%) of the total of the type or class of share;

5.    Directly or indirectly Controlling Shareholders, members of the Board of Directors, Officers, Members of the Fiscal Council and of any technical or advisory bodies set up under its bylaws, and whosoever, owing to their position or function in Banco Bradesco S.A., its controlling company, subsidiaries or affiliates, knows of information relating to a material event or fact, must refrain from trading in certain restricted periods.

d)    provisions for trading blackout periods and description of procedures adopted to monitor trading in such periods

The direct or indirect Controlling Shareholders, members of the Board of Directors, Officers, Members of the Fiscal Council and any technical or advisory bodies set up under bylaws, or anyone who has signed the term of adhesion due to their position, job or duties at Banco Bradesco S.A., its controlling companies, subsidiaries or affiliates, who become aware of information relating to a material event or fact, must refrain from trading securities issued by the Company or referenced to them:

a)    prior to disclosure to the market of a material event or fact in the business of Bradesco S.A.;

b)    within fifteen (15) days of Banco Bradesco's disclosing its quarterly or annual reports (locally referred to by the acronyms ITR and DFP);

c)    if there is the intention of promoting a corporate merger, total or partial split, conversion, or reorganization; and

d)    in relation to the direct or indirect controlling shareholders, members of the Board of Directors and Officers, whenever there is an ongoing acquisition or disposal of Banco Bradesco S.A.'s own shares or those of its subsidiaries, affiliates or other companies under joint control, or if an option or mandate for this purpose has been granted, only on the dates on which the Company trades or inform the broker that it will trade its own shares.

At the beginning of each year and whenever there are alterations, all Company officers and directors are given a calendar specifying periods in which they will be barred from trading securities issued by the Company or securities referenced to them.

645– Reference Form – 2013

20. Trading policy

At the same time, quotations of securities issued by the Company are monitored in order to identify any variations that require investigation.

20.2 - Other material information

The prohibitions stipulated in item 20.1 also apply to:

a)    anyone cognizant of a material event or fact, and knowing that it has not yet been disclosed to the market, in particular persons who have a business, professional or confidential relationship with Banco Bradesco S.A., such as independent auditors, stock analysts, consultants and distribution system institutions, who must be informed of the materiality of such information by whoever provided it, must verify the situation in relation to disclosure before trading Banco Bradesco S.A. securities or its related securities;

b)    members of the Board of Directors and Officers leaving Banco Bradesco S.A.'s management before public disclosure of a business event or fact initiated during their period in management, to be extended for a period of 6 (six) months after their departure.

The stipulated prohibitions cease to have effect when Banco Bradesco S.A. discloses the material fact to the market, unless trading in the shares might affect the conditions of the above mentioned business to the detriment of Banco Bradesco S.A. or its shareholders.

Our Policy on Trading in Securities is an integral part of our Instrument of Policy for Disclosure of Material Facts and Trading in Securities, which is available on our website www.bradesco.com/ri - Governança Corporativa – Políticas [Corporate Governance – Policies], and is also available on the BM&FBovespa and CVM websites.

646– Reference Form – 2013

21. Disclosure policy

21. Disclosure policy

21.1 - Description of internal rules, regulations or procedures relating to disclosure

In the internal environment, Senior Management states that, although access to insider knowledge is inherent to the work of staff of the Company and related companies, use of such information for the benefit of themselves or others prior to disclosure to the market amounts to an illicit act and an affront to the Company's basic principles, such as responsibility, ethics, transparency, loyalty and good faith, and will subject an "insider" or other beneficiaries to civil liability, administrative and criminal penalties.

The following precautions are to be taken in the conduct of business:

a)    staff shall periodically reread the document named "Policies for Disclosure of Material Event or Fact and Trading in Securities", and its appendices "Memorandum of Adhesion" and "Codes of Ethical Conduct", all available on the corporate Internet, and encourage their team to do so;

b)    only those who must know should take part in transactions that may involve insider information;

c)    there must be full transparency for those involved, clearly showing the legal responsibility of each of them, warning them that the business being developed is confidential and should not be discussed even with their own family members or relatives;

d)    absolute secrecy must be kept in relation to details of insider information, irrespective of the media on which they are stored (paper or magnetic media); there must be restriction of any type of unauthorized access, and such information must not be transferred or sent to others through media that are not adequately protected; and

e)    subordinates who have access to insider information in the course of their business, and others who have similar access, such as independent auditors, lawyers, financial advisors and analysts, accountants, consultants and other entities in the stock distribution system, must sign and hand in a Memorandum of Adhesion to the document known as "Policies for Disclosure of Material Event or Fact and Trading in Securities."

21.2 - Description of disclosure policy for material event or fact and procedures for keeping undisclosed material information confidential

Disclosure of material events or facts is centralized, thus facilitating control over this information, in which those involved strictly adhere to the rules described in Item 21.1 above.

Policy for Disclosure of Relevant Act of Fact of Banco Bradesco S.A. is an integral part of the Instrument of Policies for Disclosure or Relevant Act and Fact and Negotiation of Securities issued by this Institution, the objective of which is to establish high behavior standards to be followed by Bradesco, its direct or indirect Controlling Shareholders, members of the Board of Directors, Officers, members of the Fiscal Council and any bodies performing technical or consulting duties created by statutory provisions, and anyone who, because of their office, duty or position in Bradesco, its controlling, affiliated companies and subsidiaries, is aware of information related to any Relevant Act of Fact, and, without prejudice to specific existing rules, are required to guide their behavior according to the following general principles:

1. consider their social responsibility especially to investors, people working for Bradesco, and to their respective communities;

2. make the best efforts in favor of market efficiency, so that competition among investors is based on the interpretation of disclosed information rather than on access to privileged;

3. be at all times aware of the fact that transparent, accurate and timely information constitutes the main instrument available to the public and in particular to Bradesco shareholders, to ensure them the indispensable equitable treatment; and

4. ensure that the disclosure of information on the Company’s equity and financial situation is correct, complete and continuous.

That instrument was approved on 7/29/2002 and is available at www.bradesco.com/ri - Governança Corporativa - Políticas, and also available in BM&FBovespa and CVM websites, the basic guidelines of which is CVM Instruction No. 358, of January 3, 2002.

647– Reference Form – 2013

21. Disclosure policy

21.3 - Directors and officers responsible for the implementation, maintenance, evaluation and supervision of policy for disclosure of information

The Investor Relations Officer is responsible for implementing and monitoring Banco Bradesco S.A.'s Policies for Disclosure and Use of Material Event or Fact Information and Trading in Securities.

21.4 - Other material information

There is no further information that we believe to be significant.

648– Reference Form – 2013

22. Extraordinary business

22. Extraordinary business

22.1 - Acquisition or disposal of any relevant asset that does not fall within normal operations of the issuer's business

All disposals and acquisitions of assets we consider relevant for the years 2010,  2011 and 2012, have been duly described in item 6.5 of this Reference Form.

22.2 - Significant alterations in the issuer's manner of conducting business

In the years 2010, 2011 and 2012, there were no significant alterations in the issuer's manner of conducting its business.

22.3 - Significant contracts not directly related to operating activities entered into by the issuer or its subsidiaries

There were no material contracts entered into by Banco Bradesco or its subsidiaries not directly related to its operational activities.

22.4 - Other material information

There is no further information that we believe to be significant.

649– Reference Form – 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 31, 2013

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.